As filed with the Securities and Exchange Commission on September 11, 2014

Registration No. 333-196816

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ATD CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	5013	27-2763683
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

12200 Herbert Wayne Court

Suite 150

Huntersville, NC 28078

(704) 992-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

William E. Berry

President and Chief Executive Officer

12200 Herbert Wayne Court

Suite 150

Huntersville, NC 28078

(704) 992-2000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Craig E. Marcus Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199 (617) 951-7000	J. Michael Gaither Executive Vice President, General Counsel and Secretary 12200 Herbert Wayne Court Suite 150 Huntersville, NC 28078 (704) 992-2000	William V. Fogg D. Scott Bennett Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1131

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated September 11, 2014

PROSPECTUS

             Shares

ATD Corporation

Common Stock

This is ATD’s initial public offering. We are selling                  shares of our common stock. The selling stockholders identified are selling                  shares of our common stock. We will not receive any proceeds from the sale of shares to be offered by the selling stockholders.

We expect the public offering price to be between $         and $         per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will trade on the New York Stock Exchange under the symbol “ATD.”

After the completion of this offering, investment funds affiliated with TPG Global, LLC will continue to own a majority of the voting power of our outstanding shares of common stock. As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange. See “Principal and Selling Stockholders.”

Investing in the common stock involves risks that are described in the ‘‘Risk Factors ’’ section beginning on page 19 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us(1)	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting (Conflicts of Interest).”

The underwriters may also exercise their option to purchase up to an additional                 shares from us and the selling stockholders at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2014.

BofA Merrill Lynch	Deutsche Bank Securities	Goldman, Sachs & Co.

Barclays	J.P. Morgan	UBS Investment Bank

TPG Capital BD, LLC	RBC Capital Markets	SunTrust Robinson Humphrey

The date of this prospectus is                     , 2014.

ATD

AMERICAN TIRE DISTRIBUTORS®

ATD

ATD
ATD
AMERICAN TIRE DISTRIBUTORS

When you need them.
ATD
ATD
AMERICAN TIRE DISTRIBUTORS

You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize to be distributed to you. Neither we nor the underwriters have authorized anyone to provide you with different information, and neither we nor the underwriters take responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

i

Industry and Market Data

This prospectus includes market data and forecasts with respect to the replacement tire industry. Although we are responsible for all of the disclosure contained in this prospectus, in some cases we rely on and refer to market data that was obtained from publicly available information and industry publications and surveys, including Modern Tire Dealer, Tire Review and Rubber Manufacturers Association (“RMA”) data, that we believe to be reliable. Other industry and market data included in this prospectus are from internal analyses based upon data available from known sources or other proprietary research and analysis. We believe this data to be accurate as of the date of this prospectus. However, this information may prove to be inaccurate because this information cannot always be verified with complete certainty due to the limitations on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. As a result, you should be aware that market and other similar industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable.

Trademarks and Service Marks

We own or have rights to trademarks and service marks that we use in connection with the operation of our business. The proprietary brand names under which we market our products are trademarks of our company. We value our brand names because they help develop brand identification. All of our trademarks are of perpetual duration as long as they are periodically renewed. We currently intend to maintain all of them in force. The principal proprietary brand names under which we market our products are: HERCULES® tires, IRONMAN® tires, CAPITOL® tires, NEGOTIATOR® tires, REGUL® tires, DYNATRAC® tires, CRUISERALLOY® custom wheels, DRIFZ® custom wheels, ICW® custom wheels, PACER® custom wheels and O.E. PERFORMANCE® custom wheels. Our other trademarks include: AMERICAN TIRE DISTRIBUTORS®, ATD®, TRICAN TIRE DISTRIBUTORS INC®, REGIONAL TIRE DISTRIBUTORS®, ATDONLINE®, ATDSERVICEBAY®, TIREBUYER.COM® and TIRE PROS®.

All other trademarks or service marks appearing in this prospectus that are not identified as marks owned by us are the property of their respective owners.

Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may be listed without the ®, SM and TM symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

ii

PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, especially “Risk Factors” and our financial statements and the related notes, before deciding to buy shares of our common stock. Except as otherwise indicated herein or as the context otherwise requires, references in this prospectus to “ATD Corporation,” “the Company,” “we,” “our,” and “us” refer collectively to ATD Corporation and its consolidated subsidiaries for the period, commencing on May 29, 2010, and to American Tire Distributors Holdings, Inc. and its consolidated subsidiaries for the period prior to May 29, 2010. The consolidated financial data for 2010 are presented in this prospectus for two periods: January 3, 2010 through May 28, 2010, which represents the period immediately preceding the Merger (as defined below), and May 29, 2010 through January 1, 2011, which represents the period following the Merger. Prior to the Merger, ATD Corporation had no operations or activities other than transaction costs related to the Merger. See “—Summary Historical Consolidated Financial Information” for more information. Unless otherwise noted, all information in this prospectus assumes no exercise of the underwriters’ option to purchase additional shares and gives effect to the one-for-         reverse split of our outstanding shares of common stock that we effected on                     , 2014.

Our Company

We are the largest distributor of replacement tires in North America based on dollar amount of wholesale sales and number of warehouses. We provide a wide range of products and value-added services to customers in each of the key market channels to enable tire retailers to more effectively service and grow sales to consumers. Through our network of more than 140 distribution centers in the United States and Canada, we offer access to an extensive breadth and depth of inventory, representing more than 40,000 stock-keeping units (“SKUs”), to approximately 80,000 customers. In 2013, we distributed more than 40 million replacement tires after giving effect to recent acquisitions. We estimate that our share of the replacement passenger and light truck tire market in 2013, after giving effect to our recently completed acquisitions, would have been approximately 14% in the United States, up from approximately 1% in 1996, and approximately 21% in Canada.

We serve a highly diversified customer base across multiple channels, comprised of local, regional and national independent tire retailers, mass merchandisers, warehouse clubs, tire manufacturer-owned stores, automotive dealerships and web-based marketers. We have a significant market presence in a number of these key market channels and we believe that we are the only replacement tire distributor in North America that services each of these key market channels. During fiscal 2013, our largest customer and top ten customers accounted for 3.1% and 10.9%, respectively, of our net sales. We believe we are a top supplier to many of our customers and have maintained relationships with our top 20 customers that exceed a decade on average.

We believe we distribute one of the broadest product offerings in our industry, supplying our customers with nine of the top ten leading passenger and light truck tire brands. We carry the flag brands from each of the four largest tire manufacturers—Bridgestone, Continental, Goodyear and Michelin—as well as the Cooper, Hankook, Kumho, Nexen, Nitto and Pirelli brands. We also sell lower price point associate and proprietary brands of these and many other tire manufacturers, and through our acquisition of The Hercules Tire and Rubber Company (“Hercules”) we also own and market our proprietary Hercules® brand, the number one private brand in North America in 2013 based on unit sales. In addition, we sell custom wheels and accessories and related tire supplies and tools. In fiscal 2013, tire sales accounted for 97.4% of our net sales, with sales of passenger and light truck tires accounting for 82.3% of our net sales. Tire supplies, tools and custom wheels and accessories represented approximately 2.6% of our net sales. We believe that our large and diverse product offering allows us to penetrate the replacement tire market across a broad range of price points.

Our growth strategy, coupled with our access to capital and our scalable platform, enables us to continue to expand organically in existing markets as well as in new geographic areas. We also expect to continue to employ a selective acquisition strategy to increase our share in the markets we currently service as well as to expand our distribution into new markets, utilizing our scale in an effort to realize significant synergies. In addition, we are investing in technology and each sales channel to fuel our future growth. As a result, we believe that we are well positioned to continue to achieve above-market growth in all market environments and to continue to enhance our profitability and cash flows.

Geographic Footprint

In fiscal 2009, our net income was $4.9 million and in fiscal 2013 our net loss was $6.4 million. This decrease in net income was primarily the result of increased interest expense related to our acquisition by investment funds affiliated with TPG in 2010, as well as interest associated with our eight acquisitions from 2010 through 2013, and non-cash amortization expense related to our intangible assets. From fiscal 2009 to fiscal 2013, our net sales increased from $2.2 billion to $3.8 billion, reflecting a compound annual growth rate of 15.3%, and Adjusted EBITDA increased from $101.0 million to $195.5 million, reflecting a compound annual growth rate of 17.9%. See “Selected Consolidated Financial and Other Data” for a presentation of net sales and Adjusted EBITDA data for each of our fiscal years in this period. Over the same period, our unit volume grew from approximately 19.5 million to approximately 26.0 million while, according to the RMA, unit volume in the North American replacement tire market grew from approximately 238.9 million to approximately 246.0 million. Our superior growth was driven by our organic initiatives and our acquisitions.

For the six months ended July 5, 2014 and the year ended December 28, 2013, our net sales were $2.6 billion and $5.1 billion, respectively, our net loss from continuing operations was $77.0 million and $47.5 million, respectively, and our Adjusted EBITDA was $93.1 million and $251.5 million, respectively, in each case including the pro forma effects of our recent acquisitions. Additional information regarding Adjusted EBITDA and pro forma Adjusted EBITDA, including a reconciliation of Adjusted EBITDA to income (loss) from continuing operations and a reconciliation of pro forma Adjusted EBITDA to pro forma net income (loss) from continuing operations, is included in “—Summary Consolidated Financial and Other Data.” Additional information regarding the pro forma effects of our recent acquisitions is included in “—Summary Consolidated Financial and Other Data” and “Unaudited Pro Forma Combined Condensed Financial Information.”

We have a substantial amount of debt, which requires significant interest and principal payments. See “Risk Factors—As of July 5, 2014, on a pro forma basis after giving effect to this offering and the application of the net proceeds therefrom, we would have had total indebtedness of approximately $             million, and our substantial indebtedness could adversely affect our financial condition and growth strategy.”

Our Industry

According to Modern Tire Dealer, the U.S. replacement tire market generated annual retail sales of approximately $37.3 billion in 2013. Passenger tires, medium truck tires and light truck tires accounted for 66.9%, 16.9% and 13.1%, respectively, of the total U.S. market. Farm, specialty and other types of tires accounted for the remaining 3.1% of the total U.S. market. The Canadian replacement tire market generated annual retail sales of approximately $3.7 billion in 2012. Passenger and light truck tires accounted for 53% while commercial tires accounted for 20% of the total Canadian replacement tire market. Farm, specialty and other types of tires accounted for the remaining 27% of the total Canadian replacement tire market. According to a Tire Review survey conducted in 2013, U.S. tire dealers buy 55.4% of their consumer tires from wholesale distributors like us and 27.7% direct from tire manufacturers, with the remaining volume coming from various other sources.

In the United States and Canada, replacement tires are sold to consumers through several different channels, including local, regional and national independent tire retailers, mass merchandisers, warehouse clubs, tire manufacturer-owned stores, automotive dealerships and web-based marketers. Between 1990 and 2013, independent tire retailers and automotive dealerships have enjoyed the largest increase in U.S. replacement tire market share, according to Modern Tire Dealer, moving from 54% to 60.5% and 1% to 7.5% of the market, respectively. In 2012, replacement tire sales to independent tire retailers and automotive dealerships represented approximately 44% and 18%, respectively, of Canadian replacement tire market share. Mass merchandisers, warehouse clubs, manufacturer-owned stores and web-based marketers comprise the remaining market share in both the United States and Canada.

Since 2000, the number of specific tire sizes in the market has increased by 61%. One driver of this increase was above-market growth in high-performance tires. The increase in the number of tire sizes, coupled with the large number of brands in the market place, has driven SKU proliferation in the replacement tire market. As a result of this SKU proliferation and due to their capital and physical space constraints, many tire retailers are unable to carry sufficient inventory to meet the demands of their customers. This trend has helped increase the need for distributors in the replacement tire market.

The U.S. and Canadian replacement tire markets have historically experienced stable growth and favorable pricing dynamics. However, these markets are subject to changes in consumer confidence and economic conditions. As a result, tire consumers may opt to temporarily defer replacement tire purchases or purchase less costly brands during challenging economic periods when macroeconomic factors such as unemployment, high fuel costs and weakness in the housing market impact their financial health.

From 1955 through 2013, U.S. replacement tire unit shipments increased by an average of approximately 3% per year. We believe that we are experiencing the beginning of a recovery after a prolonged downturn, which began in 2008 for the replacement tire market. Replacement tire unit shipments were up 4.4%

in the United States and 0.7% in Canada in 2013 as compared to 2012, as a rebound in the housing market, a decline in unemployment rates and increases in vehicle sales and vehicle miles driven impacted the U.S. and Canadian replacement tire markets favorably. The RMA projects that replacement tire shipments will increase by approximately 2% in the United States in 2014 as compared to 2013, as demand drivers continue to strengthen.

Going forward, we believe that long-term growth in the U.S. and Canadian replacement tire markets will continue to be driven by favorable underlying dynamics, including:

•	increases in the number and average age of passenger cars and light trucks;

•	increases in the number of miles driven;

•	increases in the number of licensed drivers as the U.S. and Canadian population continues to grow;

•	increases in the number of replacement tire SKUs;

•	growth of the high-performance tire market; and

•	shortening of tire replacement cycles due to changes in product mix that increasingly favor high-performance tires, which have shorter average lives.

Our Competitive Strengths

We believe the following key strengths have enabled us to become the largest distributor of replacement tires in North America and position us to achieve future revenue growth in excess of the long-term growth rates of the U.S. and Canadian replacement tire industry:

Leading Position in a Large and Highly Fragmented Marketplace. We are the largest distributor of replacement tires in North America with an estimated market share in 2013 of approximately 14%, after giving effect to our recently completed acquisitions, in a $37.3 billion market in the United States. Our estimated market share in 2013 of the replacement passenger and light truck tire market in Canada was approximately 21%, after giving effect to our recently completed acquisitions. We believe our scale provides us key competitive advantages relative to our smaller, and generally regionally-focused, competitors. These include the ability to: efficiently stock and deliver a wide variety of tires; invest in services, including sales tools and technologies, to support our customers; and realize operating efficiencies from our scalable infrastructure. We believe our leading market position and presence in each of the key market channels, combined with our commitment to distribution, as opposed to the retail operations engaged in by our customers, enhances our ability to expand our sales footprint cost effectively both in our existing markets and in new domestic geographic markets.

Scale Advantage from Extensive and Efficient Distribution Network. We believe we have the largest independent replacement tire distribution network in North America with more than 140 distribution centers (excluding distribution centers acquired in our recent acquisitions that are expected to be closed as part of the integration process) and approximately 1,000 delivery vehicles. Our distribution footprint services geographic regions in the United States that represented more than 90% of the replacement tire market for passenger and light truck tires in 2013, and we believe our geographic coverage in Canada is also very extensive. Our extensive distribution footprint, combined with sophisticated inventory management and logistics technologies, enables us to deliver the vast majority of orders on a same or next day basis, which is critical for tire retailers who are typically limited by physical inventory capacity and working capital constraints. Our delivery technologies allow us to more effectively and efficiently organize and optimize our route systems to provide timely product delivery. Our distribution systems are integrated with our proprietary business-to-business ATDOnline® order fulfillment system that captures more than 65% of our orders electronically, and our Oracle enterprise resource planning (“ERP”) system provides a scalable platform that can support future growth and ongoing cost reduction initiatives, including warehouse and truck management systems, which we believe will allow us to continue reducing warehouse and delivery costs per unit.

Broad Product Offering from Diverse Supplier Base. We believe we offer the most comprehensive selection of passenger and light truck tires in the industry through a diverse group of suppliers. We supply nine of the top ten leading passenger and light truck tire brands, and we carry the flag brands from each of the four largest tire manufacturers—Bridgestone, Continental, Goodyear and Michelin—as well as the Cooper, Hankook, Kumho, Nexen, Nitto and Pirelli brands. Our tire product line includes a full suite of flag, associate and proprietary brand tires, allowing us to service a broad range of price points from entry-level imported products to the faster-growing high- performance category. Through our acquisition of Hercules, we also own and market our proprietary Hercules® brand, the number one private brand in North America in 2013 based on unit sales. In addition to tires, we also offer custom wheels and accessories and related tire supplies and tools. We believe that our broad product offering drives increased sales among existing customers, attracts new customers and increases customer retention.

Broad Range of Value-Added Services. We provide a wide range of services that enable our tire retailer customers to operate their businesses more profitably. These services include convenient access to and timely delivery of the broadest product offerings available in the industry, as well as fundamental business support services, such as administration of tire manufacturer affiliate programs and credit, training and access to consumer market data, which enable our tire retailer customers to better service their individual markets. We provide our U.S. customers with convenient 24/7 access to our extensive product offerings through our proprietary business-to-business web portal, ATDOnline®. Our online services also include TireBuyer.com®, which allows our U.S. independent tire retailers the ability to participate in the Internet marketing of tires to consumers. We also provide select, qualified U.S. independent tire retailers with the opportunity to participate in our Tire Pros® franchise program through which they receive advertising and marketing support and the benefits of a national brand identity. We believe our value-added services as well as the integration between our infrastructure and our customers’ operations enable us to maintain high rates of customer retention and build strong customer loyalty.

Diversified Customer Base and Longstanding Customer Relationships Across Multiple Channels. We serve a highly diversified customer base in each of the key market channels, including local, regional and national independent tire retailers, mass merchandisers, warehouse clubs, tire manufacturer-owned stores, automotive dealerships and web-based marketers. We believe we are the only distributor of replacement tires in North America that services each of these key market channels. Our business is diversified across the key market channels and reflects the evolving complexity of the North American replacement tire market, with independent tire retailers accounting for 76% of our net sales in 2013 as compared to 85% of our net sales in 2009. We believe we are a top supplier to many of our customers and maintain relationships with our top 20 customers that exceed a decade on average. We believe the diversity of our customer base and the strength of our customer relationships present an opportunity to grow market share regardless of macroeconomic and replacement tire market conditions.

Consistent Financial Performance and Strong Cash Flow Generation. Our financial performance has benefited from substantial growth that has been achieved through a combination of organic initiatives and acquisitions. Over the ten-year period from fiscal 2003 to fiscal 2013, our net sales grew at a compound annual rate of 13.2%, reflecting our strong revenue base, evolving business mix, scalable operating model and successful growth strategies. For information regarding our net sales in each fiscal year during this period, see the chart appearing in “Business—Our Competitive Strengths” elsewhere in this prospectus. In addition, we believe the low capital intensity of our business combined with the efficient management of our working capital, due in part to our advanced inventory management systems in the United States that we are also in the process of implementing in Canada, and close vendor relationships, will enable us to generate strong cash flows. In addition, as a result of our presence in each major channel within the replacement tire market and based upon our ability to rationalize our operating costs, as necessary, we experienced only moderate margin contraction during the recent economic downturn.

Experienced Management Team Supported by Strong Equity Sponsorship. Our senior management team, led by our President and Chief Executive Officer William E. Berry, has an average of over 20 years of experience in the replacement tire distribution industry. Although we have experienced net losses for the past three years, management has implemented successful initiatives in a leveraged environment, including the execution of a disciplined acquisition strategy, which has contributed to our gross profit expansion and above-market net sales growth during that period. In addition, we have reduced costs through the integration of operating systems and introduction of standard operating practices, particularly in the United States, resulting in improved operating efficiencies, reduced headcount and improved operating profit at existing and acquired locations. We also benefit from the extensive management and business experience provided by our Sponsor, TPG.

Our Business Strategy

Our objective is to further expand our position as the largest distributor of replacement tires in North America and establish our company as the leading distributor in each of the key market channels that we serve, while continuing to provide our customers with a range of value-added services such as frequent and timely delivery of inventory, the broadest and deepest range of products, and other business support services. We intend to accomplish this objective, drive above-market growth and further enhance our profitability and cash flows by executing on the following key operating strategies:

Grow Organically in Excess of Market. It is at the core of our strategy to grow our profits and cash flows organically through further penetration of all of our key market channels, through greenfield expansion, through further penetration of our Hercules® brand, the number one private brand in North America in 2013 based on unit sales, through further establishment and expansion of TireBuyer.com®, and through further expansion and development of our value-added services.

Expand Penetration in Each of the Key Market Channels. We have a significant presence in each of the key market channels, including local, regional and national independent tire retailers, mass merchandisers, warehouse clubs, tire manufacturer-owned stores, automotive dealerships and web-based marketers. We regularly seek opportunities to grow our market share in each channel by customizing our sales strategies to suit the particular needs of that channel, and are focused on training and deploying sales personnel to help build our sales, particularly in the faster-growing automotive dealership channel, and strengthen and expand our relationships with retailers. We have observed an increase in sales through web-based marketers and seek to grow our presence in that channel through our Internet site, TireBuyer.com®.

Continue Greenfield Expansion in Existing and New Geographic Markets. While we already have the largest distribution footprint in the North American replacement tire market, servicing geographic regions in the United States that represented more than 90% of the replacement tire market for passenger and light truck tires in 2013 and with geographic coverage in Canada that we believe is also very extensive, we believe there are numerous further underserved areas in both our existing geographic markets as well as in areas not currently serviced by us that are favorably situated to support and grow additional distribution centers. Since 2010, we have successfully opened 23 greenfield distribution centers, and we intend to continue to expand our existing footprint in the United States and Canada in areas where we see opportunities.

Expand our Hercules® Brand. Through our recently completed acquisition of Hercules, we now market the proprietary Hercules® brand, the number one private brand in North America in 2013 based on unit sales. We believe our expansive distribution network in the United States and Canada, combined with our greater access to capital, will allow us to both expand product availability and increase market share of the Hercules® brand. Further, we expect that Hercules’ multi-decade Asian sourcing experience, including its 250,000 square foot warehouse in northern China, will enhance our supply and distribution capabilities.

Grow TireBuyer.com® into a Premier Internet Tire Provider. TireBuyer.com® is an Internet site that enables our U.S. independent tire retailer customers to connect with consumers. TireBuyer.com® allows our broad base of independent tire retailers to participate in a greater share of the growing Internet tire market. We believe that TireBuyer.com® complements and services our participating U.S. independent tire retailers by providing them access to a sales and marketing channel previously unavailable to them. In 2012, the TireBuyer.com® site was re-launched on a newer, faster and more flexible platform, which has enhanced the overall consumer experience and resulted in increased traffic to the site.

Continue to Develop and Expand our Value-Added Services. Our Tire Pros® franchise program enables us to deliver advertising and marketing support to tire retailers operating as Tire Pros® franchisees. The Tire Pros® franchise program allows participating local tire retailers to enjoy the benefits of a national brand identity with minimal investment, while still maintaining their local identities. In return, we benefit from increasing volume penetration among, and further aligning ourselves with, our franchisees. We are focused on continuing to upgrade and improve the Tire Pros® franchise program and seek opportunities to develop similar programs in the future. In addition, individual manufacturers offer a variety of relatively complex programs for tire retailers that sell their products, providing cooperative advertising funds, volume discounts and other incentives. As part of our service to our customers, we assist them in managing the administration of these programs through dedicated staff. We believe these enhancements, combined with other aspects of our customer service, provide significant value to our customers.

Selectively Pursue Acquisitions. We expect to continue to employ a selective acquisition strategy to increase our share in the markets we currently service as well as to expand our distribution into new markets, utilizing our scale in an effort to realize significant synergies. Over the past six years we have successfully acquired and integrated nine businesses representing, in the aggregate, over $850 million in annual revenue through 2013, and on a pro forma basis, including our recently completed acquisitions of Hercules and Terry’s Tire Town Holdings, Inc. (“Terry’s Tire”), the 2013 annual revenue of businesses acquired is over $2 billion in the aggregate. We believe our position as the largest distributor of replacement tires in North America, combined with our access to capital and our scalable platform, has allowed us to make acquisitions at very attractive post-synergy valuations.

Leverage Our Infrastructure in Existing Markets. Through infrastructure expansions over the past several years in the United States, we have developed a scalable platform with available incremental distribution capacity. Our distribution infrastructure enables us to efficiently add new customers, such as corporate accounts, and service growing channels, such as automotive dealerships, thereby increasing profitability by leveraging the utilization of our existing assets. We expect to complete the implementation of a similar platform in Canada near the beginning of 2015. We believe our relative penetration in existing markets is largely a function of the services we offer and the length of time we have operated locally. Specifically, in new geographic markets, we have experienced growth in market share over time, and in markets that we have served the longest, we generally have market share well in excess of our national average.

Utilize Technology Platform to Continue to Increase Distribution Efficiency. We intend to continue to invest in our inventory and warehouse management systems and logistics technology in order to further increase our efficiency and profit margins and improve customer service. For example, we operate on our Oracle ERP platform in the United States and are in the process of implementing it in Canada. We continue to evaluate and incorporate technical solutions including utilization of handheld scanning for receiving, picking and delivery of products to our customers. We believe these increased efficiencies will continue to enhance our reputation with our customers for providing timely service, while also reducing costs. Additionally, we continue to roll out customized electronic solutions and point of sale (“POS”) system integration for our larger customers.

Maintain a Comprehensive and Deep Tire Portfolio to Meet Our Customers’ Needs. We provide a broad range of products covering a broad range of price points from entry-level imported products to faster-growing high-performance tires, through a full suite of flag, associate and proprietary brand tires. We acquired the Hercules® brand in January 2014 and intend to further expand its market presence throughout North America. We intend to continue to focus on high-performance tires, given the growth in demand for such tires, while maintaining our emphasis on providing broad and entry level tire offerings. Our comprehensive tire portfolio is designed to satisfy all of our customers’ needs and allow us to become the supplier of choice, thereby increasing customer penetration and retention across all channels.

Recent Developments

As part of our ongoing business strategy, we intend to expand organically in existing markets as well as enter into previously underserved markets and new geographic areas. Since the second half of 2010, we opened new distribution centers in 23 locations throughout the contiguous United States. We expect to continue to evaluate additional geographic markets during the remainder of 2014 and beyond.

On June 27, 2014, we completed the following acquisitions:

•	Trail Tire. We acquired the wholesale distribution business of Trail Tire Distributors Ltd. (“Trail Tire”) pursuant to an Asset Purchase Agreement by and among our subsidiary, TriCan Tire Distributors (“TriCan”), and the shareholders and principals of Trail Tire. Trail Tire is a wholesale distributor of tires, tire parts, tire accessories and related equipment in Canada.

•	Extreme Wheel. We acquired the wholesale distribution business of Extreme Wheel Distributors Ltd. (“Extreme Wheel”) pursuant to an Asset Purchase Agreement by and between TriCan and the shareholder and principal of Extreme Wheel. Extreme Wheel is a wholesale distributor of wheels and related accessories in Canada.

•	Kirks. We acquired the wholesale distribution business of Kirks Tire Ltd. (“Kirks Tire”) pursuant to an Asset Purchase Agreement by and among TriCan and the shareholders and principals of Kirks Tire. Kirks Tire is engaged in (i) the wholesale distribution of tire, tire parts, tire accessories and related equipment and (ii) the retail sale and installation of tires, tire parts, and tire accessories and the manufacturing and sale of retread tires. We did not acquire Kirks Tire’s retail operations.

•	RTD Edmonton. We acquired the wholesale distribution business of Regional Tire Distributors (Edmonton) Inc. (“RTD Edmonton”) pursuant to an Asset Purchase Agreement by and among TriCan and the shareholders and principals of RTD Edmonton. RTD Edmonton is a wholesale distributor of tires, tire parts, tire accessories and related equipment in Canada.

•	RTD Calgary. We acquired the wholesale distribution business of Regional Tire Distributors (Calgary) Inc. (“RTD Calgary”) pursuant to an Asset Purchase Agreement by and among TriCan and the shareholders and principals of RTD Calgary. RTD Calgary is a wholesale distributor of tires, tire parts, tire accessories and related equipment in Canada.

Terry’s Tire. On March 28, 2014, we completed the acquisition of Terry’s Tire pursuant to a Stock Purchase Agreement between us and TTT Holdings, Inc. (“TTT Holdings”), which owned all of the capital stock of Terry’s Tire. Terry’s Tire and its subsidiaries are engaged in the business of purchasing, marketing, distributing and selling tires, wheels and related tire and wheel accessories on a wholesale basis to tire dealers, wholesale distributors, retail chains, automotive dealers and others, retreading tires and selling retread and other commercial tires through commercial outlets to end users and selling tires directly to consumers via the Internet. Terry’s Tire operated ten distribution centers spanning from Virginia to Maine and in Ohio. We believe the acquisition of Terry’s Tire will enhance our market position in these areas and aligns very well with our distribution centers, especially our new distribution centers that we opened over the past two years in the Northeast and Ohio.

Hercules. On January 31, 2014, we completed the acquisition of Hercules Tire Holdings LLC (“Hercules Holdings”) pursuant to an Agreement and Plan of Merger, dated January 24, 2014. Hercules Holdings owns all of the capital stock of Hercules. Hercules is engaged in the business of purchasing, marketing, distributing and selling replacement tires for passenger cars, trucks and certain off-road vehicles to tire dealers, wholesale distributors, retail distributors and others in the United States, Canada and internationally. Hercules operated 15 distribution centers in the United States, six distribution centers in Canada and one warehouse in northern China. Hercules also markets the Hercules® brand, which is one of the most sought-after proprietary tire brands in the industry. We believe the acquisition of Hercules will strengthen our presence in major markets such as California, Texas and Florida in addition to increasing our presence in Canada. Additionally, Hercules’ strong logistics and sourcing capabilities, including a long-standing presence in China, will also allow us to capitalize on the growing import market, as well as provide the ability to expand the international sales of the Hercules® brand. Finally, this acquisition will allow us to be a brand marketer of the Hercules® brand, which in 2013 had a 2% market share of the passenger and light truck market in North America and a 3% market share of highway truck tires in North America.

RTD. On April 30, 2013, we completed the acquisition of Regional Tire Holdings, Inc. (“RTD Holdco”) pursuant to a Share Purchase Agreement dated as of March 22, 2013, among TriCan, American Tire Distributors, Inc. (“ATDI”), RTD Holdco and Regional Tire Distributors Inc., a 100% owned subsidiary of RTD Holdco (“RTD”). RTD is a wholesale distributor of tires, tire parts, tire accessories and related equipment in the Ontario and Atlantic provinces of Canada.

Credit Agreement Amendment. In addition, on June 16, 2014, we amended our credit agreement relating to our senior secured term loan facility to borrow an additional $420 million on the same terms as our Initial Term Loan (as defined below). The proceeds from these additional borrowings were used to redeem all amounts outstanding under our Senior Secured Notes (as defined below) and pay related fees and expenses, as well as for working capital requirements and other general corporate purposes, including the financing of potential future acquisitions.

Proposed Additional Term Loan. In connection with this offering, ATDI also intends to borrow an additional $         million on the same terms as ATDI’s existing Term Loan (as defined below) (the “Additional Term Loan”). We intend to use the net proceeds therefrom, along with the net proceeds of this offering, to repay all amounts outstanding under ATDI’s 11.50% Senior Subordinated Notes due 2018.

Risk Factors

An investment in our common stock involves a high degree of risk. Any of the factors set forth under “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our common stock. Among these important risks are the following:

•	Demand for tire products is lower when general economic conditions are weak and decreases in the availability of consumer credit or consumer spending could adversely affect our business, results of operations or cash flows.

•	We depend on manufacturers to provide us with the products we sell and disruptions in these relationships or manufacturers’ operations could adversely affect our results of operations, financial condition and cash flows.

•	The failure of our information technology systems could disrupt our business operations, which could have a material adverse effect on our business, financial condition and results of operations.

•	Our business requires a significant amount of cash, and fluctuations in our cash flows may adversely affect our ability to fund our business or acquisitions or satisfy our debt obligations.

•	Our substantial indebtedness could adversely affect our financial condition and limit our ability to pursue our growth strategy.

•	The industry in which we operate is highly competitive and our failure to effectively compete may adversely affect our results of operations, financial condition and cash flows.

•	We face risks related to integration of our recent significant acquisitions.

•	We may not realize the growth opportunities and cost savings synergies that we anticipated from our recent significant acquisitions.

•	Pricing volatility for raw materials acquired by our suppliers could result in increased costs and may affect our profitability.

•	Attempts to expand our distribution services into new geographic markets may adversely affect our business, results of operations, financial condition or cash flows.

•	We regularly seek to grow our business through acquisitions, and our inability to identify desirable acquisition targets or integrate such acquisitions, including our recent significant acquisitions, could have a material adverse effect on us.

•	Future acquisitions could require us to issue additional debt or equity.

For additional information about the risks we face, please see the section of this prospectus captioned “Risk Factors.”

Our Sponsor

TPG is a leading global private investment firm founded in 1992 with $66 billion of assets under management as of June 30, 2014, and offices in San Francisco, Fort Worth, Austin, Beijing, Dallas, Hong Kong, Houston, London, Luxembourg, Melbourne, Moscow, Mumbai, New York, São Paulo, Shanghai, Singapore, Tokyo and Toronto. TPG has extensive experience with global public and private investments executed through leveraged buyouts, recapitalizations, spinouts, growth investments, joint ventures and restructurings. The firm’s investments span a variety of industries, including healthcare, financial services, travel and entertainment, technology, energy, industrials, retail, consumer, real estate and media and communications.

Following the completion of this offering, investment funds affiliated with TPG Global, LLC (together with its affiliates, “TPG” or the “Sponsor”) will own approximately     % of our common stock, or     % if the

underwriters’ option to purchase additional shares of our common stock is fully exercised. As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange (the “NYSE”) and TPG will continue to have significant influence over us and decisions made by stockholders and may have interests that differ from yours. See “Risk Factors—Risks Related to our Common Stock and this Offering—TPG will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of matters submitted to stockholders for a vote.”

Corporate Information and Structure

On May 28, 2010, pursuant to an Agreement and Plan of Merger dated as of April 20, 2010, we were acquired by investment funds affiliated with TPG and certain co-investors (the “Merger”). ATD Corporation is a Delaware corporation that was formed in 2010 in connection with the Merger under the name Accelerate Parent Corp. On June 5, 2014, Accelerate Parent Corp. changed its name to ATD Corporation. The only material asset of ATD Corporation is the equity of Accelerate Holdings Corp., which is the holder of 100% of the equity of American Tire Distributors Holdings, Inc. (“Holdings”), which is the holder of 100% of the equity of ATDI, through which we conduct our operations. Our principal executive offices are located at 12200 Herbert Wayne Court, Suite 150, Huntersville, North Carolina 28078, and our telephone number at that address is (704) 992-2000. Our website address is http://www.atd-us.com. Our website and the information contained on our website do not constitute a part of this prospectus.

The following chart shows our simplified organizational structure immediately following the consummation of this offering assuming no exercise of the underwriters’ option to purchase additional shares:

The Offering

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full)

Option to purchase additional shares	The underwriters have an option for a period of 30 days to purchase up to additional shares of our common stock from us and the selling stockholders.

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional shares in full, at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. In connection with this offering, we also intend to borrow an additional $ million through the Additional Term Loan on the same terms as ATDI’s existing Term Loan. We intend to use the net proceeds of this offering and the Additional Term Loan to repay all amounts outstanding under ATDI’s 11.50% Senior Subordinated Notes due 2018. These notes bear interest at a rate of 11.50% per annum and mature on June 1, 2018. Under the terms of the indenture relating to these notes, we may redeem the notes at a price equal to 102% of the principal amount thereof plus accrued and unpaid interest thereon. We intend to use the remainder of the net proceeds, if any, for working capital and other general corporate purposes, including supporting our strategic growth opportunities in the future. We will not receive any of the proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Dividend policy	Our board of directors does not currently intend to pay dividends on our common stock. However, we expect to reevaluate our dividend policy on a regular basis following the offering and may, subject to compliance with the covenants contained in the agreements governing our indebtedness and other considerations, determine to pay dividends in the future. The declaration, amount and payment of any future dividends on shares of our common stock will be at the sole discretion of our board of directors, which may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, the implications of the payment of dividends by us to our stockholders or by our subsidiaries to us, and any other factors that our board of directors may deem relevant. See “Dividend Policy” and “Description of Indebtedness.”

Principal stockholders	Upon completion of this offering, the TPG Funds will continue to beneficially own a controlling interest in us. As a result, we intend to avail ourselves of the controlled company exemption under the rules of the NYSE. See “Risk Factors” and “Management.”

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed NYSE symbol	“ATD”

Conflicts of Interest	Affiliates of TPG Capital BD, LLC, an underwriter of this offering, own in excess of 10% of our issued and outstanding common stock. Therefore, a “conflict of interest” is deemed to exist under Rule 5121(f)(5)(B) of the Financial Industry Regulatory Authority (“FINRA”). In addition, because the TPG Funds (as defined below) are affiliates of TPG Capital BD, LLC and, as selling stockholders, will receive more than 5% of the net proceeds of this offering, a “conflict of interest” is also deemed to exist under FINRA Rule 5121(f)(5)(C)(ii) . Accordingly, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121. In accordance with FINRA Rule 5121(c), no sales of the shares will be made to any discretionary account over which TPG Capital BD, LLC exercises discretion without the prior specific written approval of the account holder. However, no “qualified independent underwriter” is required because the underwriters primarily responsible for managing this offering are free of any “conflict of interest,” as that term is defined in the rule. See “Use of Proceeds” and “Underwriting (Conflicts of Interest).”

The number of shares of common stock to be outstanding after this offering is based on             shares of common stock outstanding as of                     , 2014 (after giving effect to the one-for-                 reverse stock split effected on                     , 2014) and excludes the following:

•	shares reserved for future issuance in connection with the exercise of outstanding stock options at a weighted-average exercise price of $ per share; and

•	shares of common stock reserved for future issuance under our equity incentive plans.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	the adoption of our amended and restated certificate of incorporation and our amended and restated bylaws, to be effective upon the closing of this offering;

•	no exercise by the underwriters of their option to purchase up to additional shares of our common stock in this offering; and

•	a one-for- reverse stock split of our common stock that became effective on , 2014.

Summary Consolidated Financial and Other Data

The following table sets forth summary historical consolidated financial and other data for the periods indicated. The summary historical financial and other data as of December 28, 2013 and December 29, 2012 and for fiscal years 2013, 2012 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical balance sheet data as of December 31, 2011 have been derived from our unaudited consolidated financial statements as of such date, which are not included in this prospectus. The summary historical financial and other data as of July 5, 2014 and for the six months of 2014 and 2013 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The summary historical balance sheet data as of June 29, 2013 have been derived from our unaudited consolidated financial statements for such quarter, which are not included in this prospectus. Historical results are not necessarily indicative of the results to be expected for future periods, and operating results for the six months of 2014 are not necessarily indicative of the results that may be expected for the year ending January 3, 2015. The pro forma data for fiscal year 2013 and the six months of 2014 have been derived from our unaudited pro forma condensed combined financial data included elsewhere in this prospectus.

Our fiscal year is based on either a 52- or 53-week period ending on the Saturday closest to each December 31. Therefore, the financial results of 53-week fiscal years, and the associated 14-week quarter, will not be comparable to 52-week fiscal years, and the associated quarters having only 13 weeks. The 2011 fiscal year, which ended December 31, 2011, the 2012 fiscal year, which ended December 29, 2012, and the 2013 fiscal year, which ended December 28, 2013, each contain operating results for 52 weeks. The six months ended July 5, 2014 contains operating results for 27 weeks while the six months ended June 29, 2013 contains operating results for 26 weeks. It should be noted that the Company’s recently acquired subsidiaries, Hercules, Terry’s Tire, Trail Tire, Extreme Wheel, Kirks Tire, RTD Edmonton and RTD Calgary have different quarter-end reporting dates than that of the Company for the second quarter of 2014, with their quarters ending on June 30. Prior to the acquisitions, Hercules had an October 31 fiscal year end, Terry’s Tire had a December 31 fiscal year end, RTD and Kirks Tire had a January 31 fiscal year end and Trail Tire, Extreme Wheel, RTD Edmonton and RTD Calgary each had a February 28 fiscal year end, but each such subsidiary changed its year end to be the same as that of the Company, effective as of their respective acquisition dates. It should also be noted that, prior to fiscal 2013, our year-end reporting date was different from that of our TriCan subsidiary. For fiscal 2012, TriCan had a calendar year-end reporting date. TriCan converted to our fiscal year-end reporting date during fiscal 2013. The impact from these differences on the consolidated financial statements was not material. This summary historical consolidated financial data should be read in conjunction with the disclosures set forth under “Unaudited Pro Forma Combined Condensed Financial Information,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus. Due to our prior acquisitions and future acquisitions we may engage in, our historical operating results may be of limited use in evaluating our historical performance and predicting future results. See “Risk Factors—Risks Related to our Business and Industry—Because of our prior acquisitions and future acquisitions we may engage in, our historical operating results may be of limited use in evaluating our historical performance and predicting our future results.”

Dollars in thousands (except for per share data)	Six Months 2014 (1)	Six Months 2013 (2)	Fiscal Year 2013 (3)	Fiscal Year 2012 (4)	Fiscal Year 2011 (5)
Statement of Operations Data:
Net sales	$2,343,051	$1,795,053	$3,839,269	$3,455,864	$3,050,240
Cost of goods sold, excluding depreciation included in selling, general and administrative expenses below	1,980,690	1,510,648	3,188,409	2,887,421	2,535,020
Selling, general and administrative expenses	381,313	272,825	569,234	499,112	432,636
Management fees	15,575	2,246	5,753	7,446	4,624
Transaction expenses	20,176	3,289	6,719	5,246	3,946

Operating income (loss)	(54,703)	6,045	69,154	56,639	74,014
Other income (expense):
Interest expense (6)	(56,622)	(34,627)	(74,316)	(72,910)	(67,572)
Loss on extinguishment of debt	(17,113)	—	—	—	—
Other, net (7)	1,950	(2,908)	(5,196)	(3,895)	(2,110)

Income (loss) from continuing operations before income taxes	(126,488)	(31,490)	(10,358)	(20,166)	4,332
Income tax provision (benefit)	(42,976)	(9,362)	(3,982)	(5,965)	4,464

Income (loss) from continuing operations	(83,512)	(22,128)	(6,376)	(14,201)	(132)
Income (loss) from discontinued operations, net of tax	(48)	—	—	—	—

Net income (loss)	$(83,560)	$(22,128)	$(6,376)	$(14,201)	$(132)

Basic net income (loss) per common share (8)	$(0.11)	$(0.03)	$(0.01)	$(0.02)	$(0.00)
Diluted net income (loss) per share (8)	$(0.11)	$(0.03)	$(0.01)	$(0.02)	$(0.00)
Weighted average shares outstanding (8)
Basic	761,950,775	734,168,402	734,168,402	688,300,235	684,172,402
Diluted	761,950,775	734,168,402	734,168,402	688,300,235	684,172,402
Other Financial Data:
Cash flows provided by (used in):
Continuing operating activities	$(167,545)	$29,033	$100,982	$10,072	$(90,699)
Discontinued operating activities	350	—	—	—	—
Investing activities	(855,423)	(88,532)	(118,435)	(167,821)	(92,249)
Financing activities	1,013,358	63,000	22,998	168,824	186,263
Depreciation and amortization	66,013	51,140	105,458	89,167	78,071
Capital expenditures	34,241	23,848	47,127	52,388	31,044
EBITDA (9)	(3,853)	54,277	169,416	141,911	149,975
Adjusted EBITDA (9)	82,649	68,156	195,486	165,416	164,255

Balance Sheet Data:
Cash and cash equivalents	$27,533	$35,653	$35,760	$34,700	$23,682
Working capital (10)	859,525	572,226	541,051	556,646	457,443
Total assets	3,747,966	2,547,921	2,541,655	2,486,837	2,285,364
Total debt (11)	1,944,297	1,022,369	967,000	951,204	835,808
Total stockholder’s equity	649,059	664,954	680,054	692,753	642,773

	Six Months 2014		Fiscal Year 2013
Pro Forma Data:
Pro forma net sales	$2,552,363		$5,109,193
Pro forma Adjusted EBITDA (12)	93,126		251,498
Pro forma net income (loss) from continuing operations	(76,974)		(47,467)

(1)	Reflects the acquisition of Trail Tire, Extreme Wheel, Kirks Tire, RTD Edmonton and RTD Calgary in June 2014, the acquisition of Terry’s Tire in March 2014 and the acquisition of Hercules and Kipling Tire Co. LTD in January 2014.

(2)	Reflects the acquisition of RTD in April 2013.

(3)	Reflects the acquisition of Wholesale Tire Distributors Inc. in December 2013, the acquisition of Tire Distributors, Inc. (“TDI”) in August 2013 and the acquisition of RTD in April 2013.

(4)	Reflects the acquisition of Triwest Trading (Canada) Ltd. d/b/a TriCan Tire Distributors in November 2012 and the acquisition of Firestone of Denham Springs, Inc. d/b/a Consolidated Tire & Oil in May 2012.

(5)	Reflects the acquisition of Bowlus Service Company d/b/a North Central Tire in April 2011.

(6)	As described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness—Senior Secured Term Loan—Proposed Additional Term Loan,” in connection with this offering, we also intend to borrow an additional $ million through the Additional Term Loan on the same terms as ATDI’s existing Term Loan and to use the net proceeds therefrom, along with the net proceeds of this offering, to repay all amounts outstanding under our 11.50% Senior Subordinated Notes due 2018. Based on the interest rate under ATDI’s existing Term Loan of 5.75% as of July 5, 2014, as applied to the Additional Term Loan and existing Term Loan as if they were outstanding for the entire periods presented, and assuming immediately prior to the periods presented the early redemption of all amounts outstanding under ATDI’s 9.75% Senior Secured Notes, which occurred on June 16, 2014, as well as the repayment of all amounts outstanding under our 11.50% Senior Subordinated Notes due 2018, in each case at the redemption price set forth in their respective indentures, we estimate that our net interest expense would have decreased by approximately $ million for the year ended December 28, 2013 and by approximately $ million for the six months ended July 5, 2014, in each case before taxes. There can be no assurance that we will be able to consummate the Additional Term Loan on the terms described in this prospectus or at all.

(7)	Other, net primarily includes bank fees, credit card charges to us and gains and losses on foreign currency, net of financing service fees that we charge our customers.

(8)	Does not reflect the one-for reverse stock split effected on , 2014.

(9)	EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA as further adjusted to reflect the items set forth in the table below. The presentation of EBITDA and Adjusted EBITDA are financial measures that are not calculated in accordance with GAAP. We use EBITDA and Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis from period to period that, when viewed in combination with our GAAP results and the following reconciliation, we believe provides a more complete understanding of factors and trends affecting our business than GAAP measures alone. We also believe that such measures are frequently used by securities analysts, investors and other interested parties in the evaluation of companies similar to ours. Our board of directors, management and investors use EBITDA and Adjusted EBITDA to assess our financial performance because it allows them to compare our operating performance on a consistent basis across periods by removing items that we do not believe are indicative of our core operating performance. Our board of directors also uses Adjusted EBITDA in determining compensation for our management. The adjustments from EBITDA to Adjusted EBITDA include management and advisory fees paid to our Sponsor, non-cash stock compensation expense, transaction expenses related to our acquisitions, non-cash amortization of inventory step-up resulting from the business combination rules for our acquisitions and other items, including franchise and other taxes, non-cash gains and losses on the disposal of fixed assets and assets held for sale, exchange gains and losses on foreign currency, and non-cash impairment of long-lived assets. Amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers because not all issuers calculate Adjusted EBITDA in the same manner. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same or similar to some of the adjustments set forth below. Neither EBITDA nor Adjusted EBITDA should be considered an alternative to, or more meaningful than, net income (loss) as determined in accordance with GAAP.

The following table presents a reconciliation of each of EBITDA and Adjusted EBITDA to income (loss) from continuing operations, determined in accordance with GAAP:

In thousands	Six Months 2014	Six Months 2013	Fiscal Year 2013	Fiscal Year 2012	Fiscal Year 2011
Income (loss) from continuing operations	$(83,512)	$(22,128)	$(6,376)	$(14,201)	$(132)
Depreciation and amortization	66,013	51,140	105,458	89,167	78,071
Interest expense	56,622	34,627	74,316	72,910	67,572
Income tax provision (benefit)	(42,976)	(9,362)	(3,982)	(5,965)	4,464

EBITDA	$(3,853)	$54,277	$169,416	$141,911	$149,975

Management fees	15,575	2,246	5,753	7,446	4,624
Non-cash stock compensation	1,987	1,452	2,634	4,349	4,114
Transaction expenses	20,176	3,289	6,719	5,246	3,946
Non-cash inventory step-up	31,640	4,907	5,379	4,074	—
Early debt extinguishment	17,113	—	—	—	—
Other (A)	11	1,985	5,585	2,390	1,596

Adjusted EBITDA	$82,649	$68,156	$195,486	$165,416	$164,255

(A)	Other includes non-income based taxes, impairment, gain/loss on property and equipment disposals, deferred compensation and foreign currency exchange gains/losses.

(10)	Working capital is defined as current assets less current liabilities.

(11)	Total debt is the sum of current maturities of long-term debt, non-current portion of long-term debt and capital lease obligations.

(12)	Pro forma EBITDA and pro forma Adjusted EBITDA are financial measures that are not calculated in accordance with GAAP. We present pro forma EBITDA and pro forma Adjusted EBITDA, in addition to EBITDA and Adjusted EBITDA, to provide a more complete understanding of our results of operations that gives effect to the recent significant acquisitions that we have completed. These amounts have similar limitations to the limitations described in footnote (9) regarding EBITDA and Adjusted EBITDA. In addition, the pro forma financial information we present is based on estimates and assumptions regarding our recent acquisitions that may end up being materially different from our actual experience. Neither pro forma EBITDA nor pro forma Adjusted EBITDA should be considered an alternative to, or more meaningful than, net income (loss) as determined in accordance with GAAP or pro forma net income (loss). Moreover, our debt agreements use a measure similar to pro forma Adjusted EBITDA to measure compliance with certain covenants except that, under certain of these debt agreements, the calculation of the measure allows us (subject to certain limitations) to take into account the amount of cost savings and synergies projected in good faith to be realized in the future in connection with cost saving restructuring initiatives as though those cost savings had already been realized in past periods. We have not included such projected cost savings or synergies in our presentation of pro forma Adjusted EBITDA in this prospectus. Therefore, the amount calculated pursuant to our debt agreements may be higher than pro forma Adjusted EBITDA as set forth in this prospectus. For further discussion of our cost savings initiatives, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The following table presents a reconciliation of each of pro forma EBITDA and pro forma Adjusted EBITDA to pro forma net income (loss) from continuing operations:

	Six Months	Fiscal Year
In thousands	2014	2013
Pro forma net income (loss) from continuing operations	$(76,974)	$(47,467)
Depreciation and amortization	82,699	164,902
Interest expense	67,415	133,438
Income tax provision (benefit)	(21,576)	(31,962)

Pro forma EBITDA	$51,564	$218,911

Management fees	15,822	5,928
Non-cash stock compensation	1,987	5,222
Transaction expenses	6,530	4,799
Non-cash inventory step-up	167	2,348
Early debt extinguishment	17,113	—
Other (A)	(57)	14,290

Pro forma Adjusted EBITDA	$93,126	$251,498

(A)	Other includes non-income based taxes, impairment, gain/loss on property and equipment disposals, deferred compensation and foreign currency exchange gains/losses.

For a discussion of pro forma net income (loss) from continuing operations, see “Unaudited Pro Forma Combined Condensed Financial Information.”

RISK FACTORS

This offering and investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our common stock. If any of the following risks actually occurs, our business, prospects, operating results and financial condition could suffer materially, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Related to our Business and Industry

Demand for tire products is lower when general economic conditions are weak and decreases in the availability of consumer credit or consumer spending could adversely affect our business, results of operations or cash flows.

The popularity, supply and demand for tire products changes from year to year based on consumer confidence, the volume of tires reaching the replacement tire market and the level of personal discretionary income, among other factors. Decreases in the availability of consumer credit or decreases in consumer spending as a result of recent economic conditions, including increased unemployment and rising fuel prices, may cause consumers to delay tire purchases, reduce spending on tires or purchase less expensive tires. These changes in consumer behavior could reduce the number of tires we sell, reduce our net sales or cause a change in our product mix toward products with lower per-tire margins, any of which could adversely affect our business, results of operations or cash flows.

Local economic, employment, weather, transportation and other conditions also affect tire sales, on both a wholesale and retail basis. We cannot, as a result of these factors and others, assure you that our business will continue to generate sufficient cash flows to finance or grow our business or that our cash needs will not increase. Historically, we have experienced that rising fuel costs, higher unemployment and credit tightening cause a decrease in miles driven and consumer spending, both of which we believe cause a decrease in unit sales in the U.S. and Canadian replacement tire industries. Our business is adversely affected as a result of such industry-wide events and we may be adversely affected by similar events in the future.

We depend on manufacturers to provide us with the products we sell and disruptions in these relationships or manufacturers’ operations could adversely affect our results of operations, financial condition and cash flows.

There are a limited number of tire manufacturers worldwide. Accordingly, we rely on a limited number of tire manufacturers to supply us with the products we sell, including flag and associate brands and our proprietary brands. Our business depends on developing and maintaining productive relationships with these manufacturers. Outside of our proprietary brands, we do not have long-term contracts with these manufacturers, and we cannot assure you that these manufacturers will continue to supply products to us on favorable terms or at all. Many of our manufacturers are free to terminate their business relationship with us with little or no notice and may elect to do so for any reason or no reason. We believe that part of our value proposition is our ability to distribute the broadest product offering in our industry. As a result, if one or more of our manufacturers were to discontinue business with us, our business could be adversely affected by the negative impact on our reputation and ability to continue to deliver on this value proposition, as well as any decrease in net sales. Further, certain of our key suppliers also compete with us as they distribute and sell tires to certain of our tire retailer customers. A move towards this business model among our manufacturers could adversely affect our results of operations, financial condition and cash flows.

In addition, our growth strategy depends in part on our ability to make selective acquisitions, but manufacturers may not be willing to supply the companies we acquire, which could adversely affect our business and results of operations. Furthermore, we could be adversely affected if any significant manufacturer experiences financial, operational, production, supply, labor, regulatory or quality assurance difficulties that result in a reduction or interruption in our supply, or if they otherwise fail to meet our needs. These risks have been more pronounced recently in light of commodity price volatility and governmental actions. In addition, our failure to order or promptly pay for sufficient quantities of our products may result in an increase in the unit cost of the products we purchase, a reduction in cooperative advertising and marketing funds, or a manufacturer’s unwillingness or refusal to sell products to us. If we are required to replace one or more of our manufacturers, we could experience cost increases, time delays in deliveries and a loss of customers, any of which would adversely affect us. Finally, although most newly manufactured tires are sold in the replacement tire market, manufacturers pay disproportionate attention to automobile manufacturers that purchase tires for new cars. Increased demand from automobile manufacturers could result in cost increases and time delays in deliveries to us, either of which could adversely affect us.

The failure of our information technology systems could disrupt our business operations, which could have a material adverse effect on our business, financial condition and results of operations.

The operation of our business depends on our information technology systems. The failure of our information technology systems, including our Oracle ERP platform, to perform as we anticipate could disrupt our business substantially and could result in, among other things, transaction errors, processing inefficiencies, loss of data and the loss of sales and customers, all of which could cause our business and results of operations to suffer. While we have made significant investments in our disaster recovery strategies and infrastructure, our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including, without limitation, fire, natural disasters, power outages, systems failure, system conversions, security breaches, cyber-attacks, viruses and/or human error. In any such event, we could be required to make a significant investment to fix or replace information technology systems, and we could experience interruptions in our ability to service our customers. Additionally, we and our customers could suffer financial and reputational harm if customer or Company proprietary information was compromised by a security breach or cyber-attack. Any such damage or interruption could have a material adverse effect on our business, financial condition and results of operations.

Our business requires a significant amount of cash, and fluctuations in our cash flows may adversely affect our ability to fund our business or acquisitions or satisfy our debt obligations.

Our ability to fund working capital needs, planned capital expenditures and acquisitions and our ability to satisfy our debt obligations depend on our ability to generate cash flows, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. If we are unable to generate sufficient cash flows from operations to meet these needs, we may need to refinance all or a portion of our existing debt, obtain additional financing or reduce expenditures that we deem necessary to our business. Further, our ability to grow our business and market share through acquisitions may be impaired. We cannot assure you that we would be able to obtain refinancing of this kind on favorable terms or at all or that any additional financing could be obtained. The inability to obtain additional financing could materially and adversely affect our business, financial condition and cash flows.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. Our credit facilities and the indenture governing our outstanding notes restrict our ability to dispose of assets and use the proceeds from any such disposition. We may not be able to consummate those dispositions or to obtain the proceeds that we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due. These alternative measures may not be successful and may not permit us to meet our debt service obligations.

As of July 5, 2014, on a pro forma as adjusted basis after giving effect to this offering and the application of the net proceeds therefrom, we would have had total indebtedness of approximately $         , and our substantial indebtedness could adversely affect our financial condition and limit our ability to pursue our growth strategy.

We have a substantial amount of debt, which requires significant interest and principal payments. As of July 5, 2014, on a pro forma as adjusted basis after giving effect to this offering and the application of the net proceeds therefrom, at an assumed public offering price per share of $        , the midpoint of the range set forth on the cover of the prospectus, we would have had total indebtedness of approximately $         . Subject to the restrictions contained in our ABL Facility, our Term Loan, the indenture governing our Senior Subordinated Notes (to the extent they remain outstanding following this offering), and our other debt instruments, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. These restrictions will not prevent us from incurring obligations that do not constitute indebtedness, may be waived by certain votes of debt holders and, if we refinance our existing indebtedness, such refinancing indebtedness may contain fewer restrictions on our activities. To the extent new indebtedness or other financial obligations are added to our and our subsidiaries’ currently anticipated indebtedness levels, the related risks that we and our subsidiaries face could intensify.

Our substantial level of indebtedness could adversely affect our financial condition and increase the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of our indebtedness. Our substantial indebtedness, combined with our other existing and any future financial obligations and contractual commitments, could have important consequences. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations under any of our debt instruments, including restrictive covenants, could result in an event of default under the agreements governing such indebtedness;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing funds available for working capital, capital expenditures, acquisitions, selling and marketing efforts, research and development and other purposes;

•	increase our vulnerability to adverse economic and industry conditions, which could place us at a competitive disadvantage compared to our competitors that have proportionately less indebtedness;

•	increase our cost of borrowing and cause us to incur substantial fees from time to time in connection with debt amendments or refinancings;

•	increase our exposure to rising interest rates because a portion of our borrowings is at variable interest rates;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate; and

•	limit our ability to borrow additional funds, or to dispose of assets to raise funds, if needed, for working capital, capital expenditures, acquisitions, selling and marketing efforts, research and development and other corporate purposes.

For additional risks relating to our substantial indebtedness, see “—Restrictions imposed by our outstanding indebtedness, including the indenture governing our outstanding notes, may limit our ability to operate our business and to finance our future operation or capital needs or to engage in other business activities.”

The industry in which we operate is highly competitive and our failure to effectively compete may adversely affect our results of operations, financial condition and cash flows.

The industry in which we operate is highly competitive. In North America, replacement tires are sold to consumers through several different retail channels, including local independent tire retailers and mass merchandisers, warehouse clubs, tire manufacturer-owned stores, automotive dealerships and web-based marketers. A number of independent wholesale tire distributors compete with us for the business of tire retailers in the regions in which we do business. Most of our tire retailer customers buy products from both us and our competitors. We cannot assure you that we will be able to compete successfully in our markets in the future. We would also be adversely affected if certain channels in the replacement tire retail market, including mass merchandisers and warehouse clubs, were to gain market share at the expense of the local independent tire retailers, as our market share in those channels is lower. See “Business—Competition.”

We face risks related to the integration of our recent significant acquisitions.

The acquisitions of Hercules and Terry’s Tire constitute significant acquisitions for our business. Our management will be required to devote a significant amount of time and attention to the process of integrating the businesses and operations of Hercules and Terry’s Tire with our business and operations, which may decrease the time management will have to serve existing customers, attract new customers and develop new products, services or strategies, and could adversely affect the performance of the combined company. The size and complexity of both acquired businesses, if not managed successfully by our management, may result in interruptions in our business activities, inconsistencies in our operations, standards, controls, procedures and policies, a decrease in the quality of our services and products, a deterioration in our employee and customer relationships, increased costs of integration and harm to our reputation, all of which could have a material adverse effect on our business, financial condition and results of operations.

We may not realize the growth opportunities and cost savings synergies that are anticipated from our recent significant acquisitions.

The benefits that we expect to achieve as a result of the recent acquisitions of Hercules and Terry’s Tire will depend in part on our ability to realize anticipated growth opportunities and cost savings synergies. Our success in realizing these opportunities and synergies and the timing of this realization depend on the successful integration of the businesses and operations of Hercules and Terry’s Tire with our business and operations and the adoption of our respective best practices. Even if we are able to integrate these businesses and operations successfully, this integration may not result in the realization of the full benefits of the growth opportunities and synergies we currently expect from this integration within the anticipated time frame or at all. While we anticipate that substantial expenses will be incurred in connection with the integration of Hercules and Terry’s Tire, such expenses are difficult to estimate accurately, and may significantly exceed current estimates. Accordingly, the benefits from these acquisitions may be offset by unanticipated costs or delays in integrating the companies.

Pricing volatility for raw materials acquired by our suppliers could result in increased costs and may affect our profitability.

Costs for certain raw materials used in manufacturing the products we sell, including natural rubber, chemicals, steel reinforcements, carbon black, synthetic rubber and other petroleum-based products, are volatile. Increasing costs for raw materials supplies would result in increased production costs for tire manufacturers. Tire manufacturers typically pass along a portion of their increased costs to us through price increases. While we typically try to pass increased prices and fuel costs through to tire retailers or modify our activities to mitigate the impact of higher prices, we may not be successful. Failure to fully pass these increased prices and costs through to tire retailers or to modify our activities to mitigate the impact would adversely affect our operating margins and results of operations. Further, even if we do successfully pass along these costs, demand for tires may decline as a result of the increased costs, which would adversely affect us.

Attempts to expand our distribution services into new geographic markets may adversely affect our business, results of operations, financial condition or cash flows.

We plan to expand our distribution services into new geographic markets in North America, which will require us to make capital investments to extend and develop our distribution infrastructure. We may not achieve profitability in new regions for a period of time. If we do not successfully add new distribution centers and routes, we experience unanticipated costs or delays or we experience competition in such markets that is greater than we expect, our business, results of operations, financial condition or cash flows may be adversely affected.

We regularly seek to grow our business through acquisitions, and our inability to identify desirable acquisition targets or integrate such acquisitions, including our recent significant acquisitions, could have a material adverse effect on us.

We regularly investigate and acquire strategic businesses or product lines with the potential to be accretive to earnings, increase our market penetration, strengthen our market position or enhance our existing product offering. In executing our business strategy, we routinely conduct discussions, evaluate opportunities and enter into agreements for such acquisitions. Pursuing growth by way of these types of transactions involves significant challenges and risks, including the inability to successfully identify suitable acquisition targets on terms acceptable to us, advance our business strategy, realize a satisfactory return on investment, successfully integrate business activities or resources, or retain key personnel, customers and suppliers. A failure to identify and acquire desirable acquisition targets may slow growth in our annual unit volume, which could adversely affect our existing business, financial condition, results of operations and cash flows. In addition, if we are unable to manage acquisitions or investments, successfully complete transactions or effectively integrate acquired businesses, such as Hercules or Terry’s Tire, we may not realize the cost savings or other financial benefits we anticipated from the transaction relative to the consideration paid in the anticipated time frame or at all, and our business, results of operations and financial condition may be materially and adversely affected.

Further, we may be unsuccessful in identifying and evaluating business, legal or financial risks as part of the due diligence process associated with a particular transaction, and could be held liable for environmental, tax or other risks and liabilities of the acquired business. In addition, some investments may result in the incurrence of debt or may have contingent consideration components that may require us to pay additional amounts in the future in relation to future performance results of the subject business. We may also experience additional financial and accounting challenges and complexities in areas such as tax planning, treasury, management and financial reporting as a result of such transactions. These factors could divert attention from our business and otherwise harm our business, financial condition and operating results.

Future acquisitions could require us to issue additional debt or equity.

A number of our recent acquisitions have been financed primarily through the incurrence of additional debt, either through increases in availability under our ABL Facility, the issuance of additional subordinated notes or through term loans. We have also financed some recent acquisitions by selling additional equity to the TPG Funds and certain co-investors. If we were to undertake another substantial acquisition, the acquisition would likely need to be financed in part through further amendments to our ABL Facility, additional financing from banks, public offerings or private placements of debt or equity securities or other arrangements. We cannot assure you that the necessary acquisition financing would be available to us on acceptable terms if and when required, particularly because we are currently highly leveraged, which may make it difficult or impossible for us to secure financing for acquisitions. If we were to undertake an acquisition by issuing equity securities or equity-linked securities, the acquisition may have a dilutive effect on the interests of the holders of our common stock. If we were to undertake an acquisition by incurring additional debt, the risks associated with our already substantial level of indebtedness could intensify.

Our business strategy relies increasingly upon online commerce. If our customers were unable to access any of our websites, such as ATDOnline®, our business and operations could be disrupted and our operating results would be adversely affected.

Customers’ access to our websites directly affects the volume of orders we fulfill and our revenues in the United States. Approximately 65% of our U.S. total order volume in fiscal 2013 was placed online using ATDOnline®, up from approximately 56% in fiscal 2007. We expect our Internet-generated business in the United States to continue to grow as a percentage of overall sales. To be successful, we must ensure that ATDOnline® is well supported and functional on a 24/7 basis. If we are not able to continuously make these ordering tools available to our customers, there could be a decline in online orders and a decrease in our net sales.

We may not successfully execute our plan to grow our TireBuyer.com® service or we may not attain the growth we expect from our TireBuyer.com® service.

We continue to invest in TireBuyer.com®, an Internet site which enables our independent tire retailer customers to connect with consumers over the Internet. In 2012, the TireBuyer.com® site was re-launched on a platform that is faster and more flexible in allowing us to respond to the needs of our customers and enhancing the overall consumer experience. Since its initial launch in 2009, we have generally seen a consistent increase in consumer traffic on the site. We expect that by growing and developing our TireBuyer.com® service, we can leverage our tire retailer customer footprint to capture a greater share of the Internet tire market. For TireBuyer.com® to be successful, however, we must ensure that it is well supported and functional on a 24/7 basis. In addition, TireBuyer.com® faces significant competition from other online participants, some of which have significantly larger Internet market share, longer Internet market presence, greater Internet marketing experience and better name recognition than we enjoy. We may fail to successfully grow, develop or support the TireBuyer.com® service or we may not attain the growth or benefits we expect TireBuyer.com® to provide us due to strong competition or other factors, which may adversely affect our business, financial condition or results of operations.

Because the majority of our inventory is stored in our warehouse distribution centers, a disruption in our warehouse distribution centers could adversely affect our results of operations by increasing our cost and distribution lead times.

We maintain the majority of our inventory in our more than 140 distribution centers in North America. Serious disruptions affecting these distribution centers or the flow of products in or out of these centers, including disruptions from inclement weather, fire, earthquakes or other causes, could damage a significant portion of our inventory and could adversely affect our ability to distribute our products to tire retailers in a timely manner or at a reasonable cost. During the time that it may take us to reopen or replace a distribution center, we could incur significantly higher costs and longer lead times associated with distributing our products to tire retailers, which could adversely affect our reputation, as well as our results of operations and our customer relationships.

If we experience problems with our fleet of trucks or are otherwise unable to make timely deliveries of our products to our customers, our business and reputation could be adversely affected.

We use a fleet of trucks to deliver our products to our customers, most of which are leased from third parties. We are subject to the risks associated with product delivery, including inclement weather, disruptions in the transportation infrastructure, disruptions in our lease arrangements, availability and price of fuel, liabilities arising from accidents to the extent we are not covered by insurance and insurance premium increases. Our failure to deliver tires and other products in a timely and accurate manner could harm our reputation and brand, which could adversely affect our business and reputation.

Our Hercules® brand tires are generally manufactured in various countries in Asia and as a result are subject to risks associated with doing business outside the United States and Canada.

Following our acquisition of Hercules, we distribute a private brand tire marketed under the Hercules® brand. These tires are generally manufactured in various countries in Asia. There are a number of risks in doing business abroad, including political and economic uncertainty, social unrest, sudden changes in laws and regulations, shortages of trained labor, transportation risks and the uncertainties associated with doing business in foreign countries. These risks may impact our ability to expand our outsourced manufacturing operations and otherwise achieve our objectives relating to private brand marketing, including capitalizing on the expanding import market. In addition, compliance with multiple and potentially conflicting foreign laws and regulations, import and export limitations, anti-corruption laws such as the Foreign Corrupt Practices Act and exchange controls is burdensome and expensive. Our foreign operations also subject us to the risks of international terrorism and hostilities and to foreign currency risks, including exchange rate fluctuations and limits on the repatriation of funds.

Our exposure to the credit risks of our customers may make it difficult to collect accounts receivable and could adversely affect our operating results and financial condition.

In the course of our sales to customers, we may encounter difficulty collecting accounts receivable and could be exposed to risks associated with uncollectible accounts receivable. Economic conditions may impact some of our customers’ ability to pay their accounts payable. While we attempt to monitor these situations carefully and attempt to take appropriate measures to collect accounts receivable balances, we have written down accounts receivable and written off doubtful accounts in prior periods and may be unable to avoid accounts receivable write-downs or write-offs of doubtful accounts in the future. Such write-downs or write-offs could negatively affect our operating results for the period in which they occur and could harm our operating results.

Consolidation among customers may reduce our importance as a holder of sizable inventory, which could adversely affect our business and results of operations.

Our success has been dependent, in part, on the fragmented customer base in our industry. Due to the small size of most tire retailers, they cannot support substantial inventory positions and thus, as our size permits us to maintain a sizable inventory, we fill an important role. However, we do not generally have long-term arrangements with our tire retailer customers and they can cease doing business with us at any time. If a trend towards consolidation among tire retailers develops in the future, it could reduce our importance and reduce our revenues, margins and earnings. While the local independent tire retailer share of the replacement tire market has been relatively stable in the recent past, the share of larger tire retailers has grown at the expense of smaller tire retailers. If that trend continues, the number of tire retailers able to handle sizable inventory could increase, reducing the importance of distributors like us to the local independent tire retailer market.

Participants in our Tire Pros® franchise program are independent operators and we have limited influence over their operations. Our Tire Pros® franchisees could take actions that could harm the value of the Tire Pros® franchise, or could be unwilling or unable to continue to participate in the program, which could materially and adversely affect our business, results of operations, financial condition and cash flows.

Participants in our Tire Pros® franchise program are independent operators and have significant discretion in running their operations. Their employees are not our employees. Franchisees could take actions that subject them to legal and financial liabilities, and we may, regardless of the actual validity of such a claim, be named as a party in an action relating to, or be held liable for, the conduct of our franchisees if it is shown that we exercise a sufficient level of control over a particular franchisee’s operation. In addition, the quality of franchise operations may be diminished by any number of factors beyond our control. We do not offer financial or management services to our franchisees, which may not have sufficient resources or expertise to operate their businesses at the level we would expect. While we ultimately can take action to terminate franchisees that do not comply with the standards contained in our franchise agreements, we may not be able to identify problems and take action quickly enough and, as a result, the image and reputation of Tire Pros® may suffer, fewer tire retailers may become Tire Pros® franchisees and existing participants may leave the Tire Pros® program.

In addition, our franchise agreements have limited durations and our franchisees may not be willing or able to renew their franchise agreements with us. For example, a franchisee may decide not to renew due to a lawsuit or disagreement with us, dissatisfaction with the Tire Pros® program or a perception that the Tire Pros® program conflicts with other business interests. Similarly, a franchisee may be unable to renew its franchise agreement with us due to a bankruptcy or restructuring event or the failure to secure a real estate lease renewal, among other factors.

Our business, business prospects, results of operations, financial condition and cash flows could be adversely affected if we are forced to defend claims made against our franchisees, if others seek to hold us accountable for our franchisees’ actions, if the Tire Pros® program does not grow as we expect or if the Tire Pros® franchise program is not otherwise successful.

We could become subject to additional government regulation which could cause us to incur significant liabilities.

We are currently subject to federal, state and foreign laws and regulations that apply to our business, including laws and regulations that affect tire distribution and sale, safety matters and tire specifications. Our costs of complying with these laws and regulations, including our operating expenses and liabilities arising under governmental regulations, may be increased in the future, including due to expansion of our business into new geographic areas, and additional fees and taxes may be imposed by governmental authorities. Future regulatory requirements, such as required disclosure of made-on dates for tires or an expansion of the Transportation Recall Enhancement Accountability and Documentation (TREAD) Act to cover tire distributors, could cause a material increase in our liabilities or operating expenses, which would materially and adversely affect our business, results of operations, financial condition and cash flows.

Loss of key personnel or failure to attract and retain highly qualified personnel could adversely affect our results of operations, financial condition and cash flows.

We are dependent on the continued services of our senior management team. We may not be able to retain our existing senior management, fill new positions or vacancies created by expansion or turnover, or attract additional senior management personnel. We believe the loss of such key personnel could adversely affect our financial performance. In addition, our ability to manage our anticipated growth will depend on our ability to identify, hire and retain qualified management personnel. We cannot assure you that we will attract and retain sufficient qualified personnel to meet our business needs.

We could be subject to product liability, personal injury or other litigation claims that could adversely affect our business, results of operations and financial condition.

Purchasers of our products, or their employees or customers, could be injured or suffer property damage from exposure to, or defects in, products we sell or distribute, or have sold or distributed in the past. We could be subject to claims, including personal injury claims. These claims may not be covered by insurance or tire manufacturers may be unwilling or unable to assume the defense of these claims, as they have in the past. In addition, if any tire manufacturer encounters financial difficulty or ceases to operate, it may not be able to assume the defense of such claims. In addition, we now own the Hercules® tire brand and therefore could be liable for these claims in the future in connection with the manufacture and sale of the Hercules® brand tires. We also may be subject to claims due to injuries caused by our truck drivers which may not be covered by insurance. As a result, the defense, settlement or successful assertion of any future product liability, personal injury or other litigation claims could cause us to incur significant costs and could have an adverse effect on our business, financial condition, results of operations and cash flows.

We could incur costs to comply with environmental regulations and to address liabilities relating to environmental matters, particularly those relating to our distribution centers.

We are subject to various federal, state, local and foreign environmental, health and safety laws and regulations. These requirements are complex, change frequently and have tended to become more stringent over time. Compliance costs associated with current and future environmental and health and safety laws, particularly as they relate to our distribution centers, as well as liabilities, including fines, claims or clean-up costs, arising from past or future releases of, or exposure to, hazardous substances, may adversely affect our business, results of operations, financial condition or cash flows.

Failure to maintain effective internal control over financial reporting could materially adversely affect our business, results of operations and financial condition.

Pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), we provide a report by management on internal control over financial reporting, including management’s assessment of the effectiveness of such control. Changes to our business and the integration of newly-acquired businesses will necessitate ongoing changes to our internal control systems and processes, including to address any internal control issues of the businesses that we acquire from time to time. For example, the Terry’s Tire auditors identified material weaknesses, which were in existence at the time we acquired the business, relating to security administration and access to systems, separation of duties, and external financial reporting. We are in the process of integrating the Terry’s Tire business, including placing them on our information technology and accounting systems, as well as implementing our own internal controls and procedures with respect to the Terry’s Tire business. While we do not expect the issues identified by the Terry’s Tire auditors to continue following the completion of the integration, which we anticipate will be complete by the end of 2014, we face risks like this in the ordinary course of business.

Internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain adequate internal controls, including any required new or improved controls, we may be unable to provide financial information in a timely and reliable manner and might be subject to sanctions or investigation by regulatory authorities such as the SEC or the Public Company Accounting Oversight Board. Any such action could adversely affect our financial results or investors’ confidence in us or in the integrity of our financial statements and public filings and could cause the price of our securities to fall.

If we determine that our goodwill and other intangible assets have become impaired, we may record significant impairment charges, which would adversely affect our results of operations.

Goodwill and other intangible assets represent a significant portion of our assets. Goodwill is the excess of cost over the fair market value of net assets acquired in business combinations. In the future, goodwill and intangible assets may increase as a result of future acquisitions. We review our goodwill and indefinite lived intangible assets at least annually for impairment. Impairment may result from, among other things, deterioration in the performance of acquired businesses, adverse market conditions and adverse changes in applicable laws or regulations, including changes that restrict the activities of an acquired business. Any impairment of goodwill or other intangible assets would result in a non-cash charge against earnings, which would adversely affect our results of operations.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our indebtedness service obligations to increase significantly.

Borrowings under our ABL Facility, FILO Facility and Term Loan are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease.

Currency exchange rate fluctuations may adversely affect our financial results.

The financial position and results of operations for TriCan, our 100% owned subsidiary acquired during 2012, was initially recorded in its functional currency which is the Canadian dollar. Because our consolidated financial statements are presented in U.S. dollars, we must translate revenues and expenses into U.S. dollars at the weighted-average exchange rate prevailing during the year and assets and liabilities into U.S. dollars at the year-end exchange rate. Therefore, fluctuations in the value of the U.S. dollar versus the Canadian dollar will have an impact on the value of these items in our consolidated financial statements, even if its value has not changed in its original currency.

Restrictions imposed by our outstanding indebtedness, including the indenture governing our outstanding notes, may limit our ability to operate our business and to finance our future operations or capital needs or to engage in other business activities.

The terms of our outstanding indebtedness restrict us from engaging in specified types of transactions. These covenants restrict our ability, among other things, to:

•	incur indebtedness or guarantees or engage in sale-leaseback transactions;

•	incur liens;

•	engage in mergers, acquisitions and asset sales;

•	alter the business conducted by ATDI and its restricted subsidiaries;

•	make investments and loans;

•	declare dividends or other distributions;

•	enter into agreements limiting restricted subsidiary distributions; and

•	engage in certain transactions with affiliates.

In addition, the credit agreement for our ABL Facility requires us to comply with a fixed charge coverage ratio test if certain conditions are triggered. Our ability to comply with this financial covenant can be affected by events beyond our control, and we may not be able to satisfy it. Additionally, the restrictions contained in the indenture governing our outstanding notes could also limit our ability to plan for or react to market conditions, meet capital needs or make acquisitions or otherwise restrict our activities or business plans. See “Description of Indebtedness.” The terms of any future indebtedness we incur could include more restrictive covenants.

A breach of any of these covenants could result in a default under our credit facilities or the indenture governing our outstanding notes, which could trigger acceleration of our indebtedness and may result in the acceleration of or default under any other debt to which a cross-acceleration or cross-default provision applies, which could have a material adverse effect on our business, operations and financial results. In the event of any default under our credit facilities, the applicable lenders could elect to terminate borrowing commitments and declare all borrowings and loans outstanding, together with accrued and unpaid interest and any fees and other obligations, to be due and payable. In addition, or in the alternative, the applicable lenders could exercise their rights under the security documents entered into in connection with our credit facilities. We have pledged a significant portion of our assets as collateral under our credit facilities.

If we were unable to repay or otherwise refinance these borrowings and loans when due, the applicable lenders could proceed against the collateral granted to them to secure that indebtedness, which could force us into bankruptcy or liquidation. In the event the applicable lenders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness. Any acceleration of amounts due under the agreements governing our credit facilities or the exercise by the applicable lenders of their rights under the security documents would likely have a material adverse effect on us.

Because of our prior acquisitions and future acquisitions we may engage in, our historical operating results may be of limited use in evaluating our historical performance and predicting our future results.

We have acquired a number of businesses in recent years, including TriCan, RTD, Hercules, Terry’s Tire, Trail Tire, Extreme Wheels, Kirks Tire, RTD Edmonton and RTD Calgary, and we expect that we will engage in acquisitions of other businesses from time to time in the future. The operating results of the acquired businesses are included in our financial statements included in this prospectus only from the date of the completion of such acquisitions. All of our acquisitions have been accounted for using the acquisition method of accounting. Use of this method has resulted in a new valuation of the assets and liabilities of the acquired companies. As a result of these acquisitions and any future acquisitions, our historical operating results may be of limited use in evaluating our historical performance and predicting our future results. In addition, other significant changes may occur in our cost structure, management, financing and business operations as a result of these acquisitions and any future acquisitions.

The pro forma financial information in this prospectus is presented for illustrative purposes only and does not represent what the financial position or results of operations of the Company would have been had the applicable acquisitions and other transactions been completed on the dates assumed for purposes of that pro forma information nor does it represent the actual financial position or results of operations of the Company following such transactions.

The pro forma financial information in this prospectus is derived from the respective historical consolidated financial statements and related notes of the Company, Terry’s Tire, Hercules, RTD, Trail Tire, Extreme Wheels, Kirks Tire, RTD Edmonton and RTD Calgary included in this prospectus. It is presented for illustrative purposes only and contains certain estimates and assumptions about the acquisitions and other transactions described therein. The preparation of this pro forma financial information is based on certain assumptions and estimates that we believe are reasonable. Our assumptions may prove to be inaccurate over time and may be affected by other factors. Accordingly, the pro forma financial information may not reflect what our results of operations, financial positions and cash flows would have been had the applicable transactions occurred during the periods presented or what our results of operations, financial positions and cash flows will be in the future.

In addition, for purposes of the pro forma financial information, the consideration for the relevant acquisitions has been preliminarily allocated to the assets acquired and liabilities assumed based on the preliminary valuations. The final allocation is dependent upon third-party valuations and other studies that have not been completed. The final allocation could vary materially from the preliminary allocation used in the financial information contained in this prospectus. Additionally, the pro forma financial information does not give effect to any unforeseen costs that could result from the relevant acquisitions, nor does it include any other items not expected to have a continuing impact on the consolidated results of operations.

Risks Related to our Common Stock and this Offering

TPG will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of matters submitted to stockholders for a vote.

We are currently controlled, and after this offering is completed will continue to be controlled, by the TPG Funds. Upon completion of this offering, the TPG Funds will beneficially own     % of our outstanding common stock (or     % if the underwriters exercise in full their option to purchase additional shares). As long as the TPG Funds own or control at least a majority of our outstanding voting power, they will have the ability to exercise substantial control over all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including the election and removal of directors and the size of our board, any amendment of our certificate of incorporation or bylaws, or the approval of any merger or other significant corporate transaction, including a sale of substantially all of our assets. Even if the TPG Funds’ ownership falls below 50%, TPG will continue to be able to strongly influence or effectively control our decisions.

Additionally, TPG’s interests may not align with the interests of our other stockholders. TPG is in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. TPG may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

Upon the listing of our shares, we will be a “controlled company” within the meaning of the rules of the NYSE and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements; you will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Because the TPG Funds will continue to control a majority of the voting power of our outstanding common stock after completion of this offering, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our common stock:

•	we have a board that is composed of a majority of “independent directors,” as defined under the rules of the NYSE;

•	we have a compensation committee that is composed entirely of independent directors; and

•	we have a nominating and corporate governance committee that is composed entirely of independent directors.

Following this offering, we intend to utilize all of these exemptions. Accordingly, in the event TPG’s interests differ from those of other stockholders, and, for so long as we are a “controlled company,” you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE. Our status as a controlled company could make our common stock less attractive to some investors or otherwise harm our stock price.

Our directors who have relationships with TPG may have conflicts of interest with respect to matters involving our company.

Following this offering, two of our                     directors will be affiliated with TPG. Our TPG-affiliated directors have fiduciary duties to us and, in addition, will have duties to TPG. Two additional directors will be Senior Advisors to TPG. As a result, these directors may face real or apparent conflicts of interest with respect to matters affecting both us and TPG, whose interests, in some circumstances, may be adverse to ours.

Provisions of our corporate governance documents could make an acquisition of our company more difficult and may prevent attempts by our stockholders to replace or remove our current management, even if beneficial to our stockholders.

In addition to the TPG Funds’ beneficial ownership of a controlling percentage of our common stock, our certificate of incorporation and bylaws and the Delaware General Corporation Law (the “DGCL”) contain provisions that could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. These provisions include:

•	the division of our board of directors into three classes and the election of each class for three-year terms;

•	advance notice requirements for stockholder proposals and director nominations;

•	the ability of the board of directors to fill a vacancy created by the expansion of the board of directors;

•	the ability of our board of directors to issue new series of, and designate the terms of, preferred stock, without stockholder approval, which could be used to, among other things, institute a rights plan that would have the effect of significantly diluting the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our board of directors;

•	limitations on the ability of stockholders to call special meetings and to take action by written consent following the date that the TPG Funds no longer beneficially own a majority of our common stock; and

•	the required approval of holders of at least 75% of the voting power of the outstanding shares of our capital stock to adopt, amend or repeal certain provisions of our certificate of incorporation and bylaws or remove directors for cause, in each case following the date that the TPG Funds no longer beneficially own a majority of our common stock.

In addition, Section 203 of the DGCL may affect the ability of an “interested stockholder” to engage in certain business combinations, for a period of three years following the time that the stockholder becomes an “interested stockholder.” While we have elected in our certificate of incorporation not to be subject to Section 203 of the DGCL, our certificate of incorporation contains provisions that have the same effect as Section 203 of the DGCL, except that they provide that investment funds affiliated with TPG will not be deemed to be an “interested stockholder,” and accordingly will not be subject to such restrictions.

Because our board is responsible for appointing the members of our senior management, the foregoing provisions of our certificate of incorporation and bylaws may frustrate or prevent any attempts by our stockholders to replace or remove our current management, or otherwise change the strategic direction of the Company, by making it more difficult for stockholders to replace members of our board of directors. In addition, certain of these provisions may limit your ability to sell your stock for a price in excess of the prevailing market price in a transaction that is not approved by our board of directors. See “Description of Capital Stock.”

If you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our common stock is substantially higher than the net tangible book deficit per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book deficit per share after this offering. Based on an assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, you will experience immediate dilution of $         per share, representing the difference between our pro forma net tangible book deficit per share after giving effect to this offering and the initial public offering price. In addition, purchasers of common stock in this offering will have contributed     % of the aggregate price paid by all purchasers of our stock but will own only approximately     % of our common stock outstanding after this offering. We also have a large number of outstanding stock options to purchase common stock with exercise prices that are below the estimated initial public offering price of our common stock. To the extent that these options are exercised, you will experience further dilution. See “Dilution” for more detail.

Your percentage ownership in us may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote.

Pursuant to our certificate of incorporation and bylaws, our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, or shares of our authorized but unissued preferred stock. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock.

An active, liquid trading market for our common stock may not develop, which may limit your ability to sell your shares.

Prior to this offering, there was no public market for our common stock. Although we intend to list our common stock on the NYSE under the symbol “ATD,” an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price will be determined by negotiations between us and the underwriters and may not be indicative of market prices of our common stock that will prevail in the open market after the offering. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our common stock. The market price of our common stock may decline below the initial public offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

As a public company, we will become subject to additional laws, regulations and stock exchange listing standards, which will impose additional costs on us and may strain our resources and divert our management’s attention.

Prior to this offering, although Holdings has filed periodic and current reports with the SEC to satisfy obligations under our debt instruments, we operated our company on a private basis. After this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of the NYSE, and other applicable securities laws and regulations. Compliance with these laws and regulations will increase our legal and financial compliance costs and make some activities more difficult, time-consuming or costly. In particular, we estimate that we will incur incremental costs in connection with the requirements to obtain an attestation report on our internal controls from our independent auditors under Section 404 of the Sarbanes-Oxley Act. In connection with preparation for providing this attestation, our independent auditors may identify deficiencies or weaknesses in our controls. We also expect that being a public company and being subject to new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. We estimate that we will incur between $         million and $         million annually in expenses related to incremental insurance costs and other expenses associated with being a public company, including listing, printer, audit and XBRL fees and investor relations costs. However, the incremental costs that we incur as a result of becoming a public company could exceed our estimate. These factors may therefore strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

Our operating results and share price may be volatile, and the market price of our common stock after this offering may drop below the price you pay.

Our quarterly operating results are likely to fluctuate in the future as a publicly traded company. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. We and the underwriters will negotiate to determine the initial public offering price. You may not be able to resell your shares at or above the initial public offering price or at all. Our operating results and the trading price of our shares may fluctuate in response to various factors, including:

•	market conditions in the broader stock market;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new products or services by us or our competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	results of operations that vary from expectations of securities analysis and investors;

•	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

•	strategic actions by us or our competitors;

•	announcement by us, our competitors or our vendors of significant contracts or acquisitions;

•	sales, or anticipated sales, of large blocks of our stock;

•	additions or departures of key personnel;

•	regulatory, legal or political developments;

•	public response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	litigation and governmental investigations;

•	changing economic conditions;

•	changes in accounting principles;

•	default under agreements governing our indebtedness;

•	exchange rate fluctuations; and

•	other events or factors, including those from natural disasters, war, actors of terrorism or responses to these events.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our shares to fluctuate substantially. While we believe that operating results for any particular quarter are not necessarily a meaningful indication of future results, fluctuations in our quarterly operating results could limit or prevent investors from readily selling their shares and may otherwise negatively affect the market price and liquidity of our shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have outstanding             shares of common stock based on the number of shares outstanding as of                     , 2014. This includes             shares that we are selling in this offering, as well as the             shares that the selling stockholders are selling, which may be resold in the public market immediately, and assumes no exercises of outstanding options. Substantially all of the shares that are not being sold in this offering will be subject to a 180-day lock-up period provided under agreements executed in connection with this offering. These shares will, however, be able to be resold after the expiration of the lock-up agreement as described in the “Shares Eligible for Future Sale” section of this prospectus. We also intend to file a Form S-8 under the Securities Act of 1933, as amended (“Securities Act”), to register all shares of common stock that we may issue under our equity compensation plans. In addition, the TPG Funds have certain demand registration rights that could require us in the future to file registration statements in connection with sales of our stock by them. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” Such sales could be significant. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in the “Underwriting (Conflicts of Interest)” section of this prospectus. As restrictions on resale end, the market price of our stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

Since we have no current plans to pay regular cash dividends on our common stock following this offering, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

Although we have previously declared dividends to our stockholders, we do not anticipate paying any regular cash dividends on our common stock following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our common stock is solely dependent upon the appreciation of the price of our common stock on the open market, which may not occur. See “Dividend Policy” for more detail.

We are a holding company with nominal net worth and will depend on dividends and distributions from our subsidiaries to pay any dividends.

ATD Corporation is a holding company with nominal net worth. We do not have any material assets or conduct any business operations other than our investments in our subsidiaries. Our business operations are conducted primarily out of our indirect operating subsidiary, ATDI and its subsidiaries. As a result, notwithstanding any restrictions on payment of dividends under our existing indebtedness, our ability to pay dividends, if any, will be dependent upon cash dividends and distributions or other transfers from our subsidiaries, including from ATDI. Payments to us by our subsidiaries will be contingent upon their respective earnings and subject to any limitations on the ability of such entities to make payments or other distributions to us.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our shares or if our results of operations do not meet their expectations, our share price and trading volume could decline.

The trading market for our shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our share price could decline.

A ratings downgrade or other negative action by a ratings organization could adversely affect the trading price of the shares of our common stock.

Credit rating agencies continually revise their ratings for companies they follow. The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. In addition, developments in our business and operations could lead to a ratings downgrade for us or our subsidiaries. Any such fluctuation in the rating of us or our subsidiaries may impact our ability to access debt markets in the future or increase our cost of future debt which could have a material adverse effect on our operations and financial condition, which in return may adversely affect the trading price of shares of our common stock.

Our certificate of incorporation designates courts in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws, (iv) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws or (v) any other action asserting a claim against us that is governed by the internal affairs doctrine (each, a “Covered Proceeding”). In addition, our certificate of incorporation provides that if any action the subject matter of which is a Covered Proceeding is filed in a court other than the specified Delaware courts without the approval of our board of directors (each, a “Foreign Action”), the claiming party will be deemed to have consented to (i) the personal jurisdiction of the specified Delaware courts in connection with any action brought in any such courts to enforce the exclusive forum provision described above and (ii) having service of process made upon such claiming party in any such enforcement action by service upon such claiming party’s counsel in the Foreign Action as agent for such claiming party. Our certificate of incorporation also provides that, except to the extent prohibited by the DGCL, in the event that a claiming party initiates, asserts, joins, offers substantial assistance to or has a direct financial interest in any Foreign Action without the prior approval of our board of directors, each such claiming party shall be obligated jointly and severally to reimburse us and any officer, director or other employee made a party to such proceeding for all fees, costs and expenses of every kind and description (including, but not limited to, all attorneys’ fees and other litigation expenses) that the parties may incur in connection with such Foreign Action. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to these provisions. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Our bylaws provide that if a claiming party brings certain actions against us and is not successful on the merits then they will be obligated to pay our litigation costs, which could have the effect of discouraging litigation, including claims brought by our stockholders.

Under our bylaws, except to the extent prohibited by the DGCL, and unless our board of directors otherwise approves, in the event that any claiming party (a) initiates, asserts, joins, offers substantial assistance to or has a direct financial interest in a Covered Proceeding and (b) such claiming party does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought by such claiming party, then each such claiming party shall be obligated to reimburse us and any applicable director, officer or other employee for all fees, costs and expenses of every kind and description (including, but not limited to, all attorneys’ fees and other litigation expenses) that we or any such director, officer or other employee actually incurs in connection with the Covered Proceeding. Any person or entity purchasing or otherwise acquiring any interest in the shares of capital stock of the Company shall be deemed to have notice of and consented to this provision. This provision could have the effect of discouraging litigation against us, including claims brought by our stockholders and including claims that are partially (but not wholly) successful on the merits. However, it is currently unclear whether the Delaware legislature will take action to eliminate or limit the ability of stock corporations to implement provisions such as this, or whether Delaware courts will enforce in full a provision such as this for a Delaware stock corporation. If the Delaware legislature takes action to limit or eliminate our ability to include this provision in our bylaws or a court were to find this provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions, although not all forward-looking statements contain these identifying words. Examples of forward-looking statements include, among others, statements we make regarding:

•	plans for future growth and other business development activities;

•	plans for capital expenditures;

•	expectations for market and industry growth and trends;

•	financing sources;

•	dividends;

•	the effects of regulation and competition;

•	synergies and cost savings related to acquisitions;

•	foreign currency conversion; and

•	all other statements regarding our intent, plans, beliefs or expectations or those of our directors or officers.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place significant reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Important factors that could cause actual results and events to differ materially from those indicated in the forward-looking statements include, among others, those discussed in the “Risk Factors” section of this prospectus, which include the following:

•	Demand for tire products is lower when general economic conditions are weak and decreases in the availability of consumer credit or consumer spending could adversely affect our business, results of operations or cash flows.

•	We depend on manufacturers to provide us with the products we sell and disruptions in these relationships or manufacturers’ operations could adversely affect our results of operations, financial condition and cash flows.

•	The failure of our information technology systems could disrupt our business operations, which could have a material adverse effect on our business, financial condition and results of operations.

•	Our business requires a significant amount of cash, and fluctuations in our cash flows may adversely affect our ability to fund our business or acquisitions or satisfy our debt obligations.

•	Our substantial indebtedness could adversely affect our financial condition and limit our ability to pursue our growth strategy.

•	The industry in which we operate is highly competitive and our failure to effectively compete may adversely affect our results of operations, financial condition and cash flows.

•	Pricing volatility for raw materials could result in increased costs and may affect our profitability.

•	We face risks related to integration of our recent significant acquisitions.

•	We may not realize the growth opportunities and cost savings synergies that we anticipated from our recent significant acquisitions.

•	Attempts to expand our distribution services into new geographic markets may adversely affect our business, results of operations, financial condition or cash flows.

•	We regularly seek to grow our business through acquisitions, and our inability to identify desirable acquisition targets or integrate such acquisitions, including our recent significant acquisitions, could have a material adverse effect on us.

•	Future acquisitions could require us to issue additional debt or equity.

Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

USE OF PROCEEDS

We estimate that the net proceeds to us from our issuance and sale of             shares of common stock in this offering will be approximately $         million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us (or approximately $         million if the underwriters exercise their option to purchase additional shares of common stock in full). This estimate assumes an initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus.

In connection with this offering, we also intend to borrow an additional $             million through the Additional Term Loan on the same terms as ATDI’s existing Term Loan. We intend to use the net proceeds of this offering and the Additional Term Loan to repay all amounts outstanding under ATDI’s 11.50% Senior Subordinated Notes due 2018. These notes bear interest at a rate of 11.50% per annum and mature on June 1, 2018. Under the terms of the indenture relating to these notes, we may redeem the notes at a price equal to 102% of the principal amount thereof plus accrued and unpaid interest thereon. We intend to use the remainder of the net proceeds, if any, for working capital and other general corporate purposes, including supporting our strategic growth opportunities in the future.

We will not receive any proceeds from the sale of shares by the selling stockholders, including if the underwriters exercise their option to purchase additional shares. After deducting the underwriting discounts, the selling stockholders will receive approximately $         million of proceeds from this offering.

A $1.00 increase (decrease) in the assumed public offering price of $        , based upon the midpoint of the estimated price range set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by $         million (or approximately $         million if the underwriters exercise their option to purchase additional shares of common stock in full), assuming the number of shares we offer, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Affiliates of TPG Capital BD, LLC, an underwriter of this offering, own in excess of 10% of our issued and outstanding common stock. Therefore, a “conflict of interest” is deemed to exist under FINRA Rule 5121(f)(5)(B). In addition, because the TPG Funds are affiliates of TPG Capital BD, LLC and, as selling stockholders, will receive more than 5% of the net proceeds of this offering, a “conflict of interest” is also deemed to exist under FINRA Rule 5121(f)(5)(C)(ii). Accordingly, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121. In accordance with FINRA Rule 5121(c), no sales of the shares will be made to any discretionary account over which TPG Capital BD, LLC exercises discretion without the prior specific written approval of the account holder. However, no “qualified independent underwriter” is required because the underwriters primarily responsible for managing this offering are free of any “conflict of interest,” as that term is defined in the rule. See “Underwriting (Conflicts of Interest).”

DIVIDEND POLICY

Our board of directors does not currently intend to pay dividends on our common stock. However, we expect to reevaluate our dividend policy on a regular basis following the offering and may, subject to compliance with the covenants contained in our credit facilities and other instruments governing our indebtedness which limit our ability to pay dividends and other considerations, determine to pay dividends in the future. The declaration, amount and payment of any future dividends on shares of our common stock will be at the sole discretion of our board of directors, which may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, the implications of the payment of dividends by us to our stockholders or by our subsidiaries to us, and any other factors that our board of directors may deem relevant.

Our ability to pay dividends is restricted by certain covenants contained in our ABL Facility (as defined below), our Term Loan and in the indenture that governs our Senior Subordinated Notes (to the extent they remain outstanding following this offering) and may be further restricted by any future indebtedness that we incur. Our business is conducted through our subsidiaries. Dividends from, and cash generated by, our subsidiaries will be our principal sources of cash to repay indebtedness, fund operations and pay dividends. Accordingly, our ability to pay dividends to our stockholders is dependent on the earnings and distributions of funds from our subsidiaries. See “Description of Indebtedness.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization at July 5, 2014:

•	on an actual basis;

•	on an as adjusted basis to give effect to (1) the issuance of shares of common stock by us in this offering and the receipt of approximately $ million in net proceeds from the sale of such shares, assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses, and (2) the application of the estimated net proceeds from the offering as described in “Use of Proceeds,” excluding the effect of the Additional Term Loan and the use of proceeds therefrom.

You should read this table in conjunction with the information contained in “Use of Proceeds,” “Selected Consolidated Financial and Other Data,” Unaudited Pro Forma Combined Condensed Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Indebtedness” as well as our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of July 5, 2014
(dollars in thousands)	Actual	As Adjusted (1)(2)
Cash and cash equivalents	$27,533	$

Long-term debt, including current portions:
U.S. ABL Facility	$641,639
Canadian ABL Facility	53,165
U.S. FILO Facility	80,000
Canadian FILO facility	10,266
Term Loan(3)	717,693
Senior Secured Notes	—
Senior Subordinated Notes(3)	421,361
Capital lease obligations	12,577
Other	7,596

Total debt	1,944,297

Stockholders’ equity:
Common stock, par value $0.01 per share; 2,000,000,000 shares authorized and 768,082,437 shares issued and outstanding on an actual basis, shares authorized and shares issued and outstanding on an as adjusted basis	7,681
Additional paid-in capital	803,278
Accumulated deficit	(153,378)
Accumulated other comprehensive loss	(8,522)

Total stockholders’ equity	649,059

Total capitalization	$2,593,356	$

(1)	As adjusted reflects the application of the estimated proceeds of the offering as described in “Use of Proceeds.”

(2)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) the as adjusted amount of each of cash and cash equivalents and total stockholders’ equity by approximately $ million after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	In connection with this offering, ATDI also intends to borrow an additional $ million through the Additional Term Loan on the same terms as ATDI’s existing Term Loan. We intend to use the net proceeds therefrom, along with the net proceeds of this offering, to repay all amounts outstanding under ATDI’s 11.50% Senior Subordinated Notes due 2018.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Dilution results from the fact that the initial public offering price per share of common stock is substantially in excess of the net tangible book deficit per share of our common stock attributable to the existing stockholders for our presently outstanding shares of common stock. Our net tangible book deficit per share represents the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of common stock issued and outstanding.

As of July 5, 2014, we had a historical net tangible book deficit of $         million, or $         per share of common stock, based on              shares of our common stock outstanding as of                     , 2014 (after giving effect to the one-for-                 reverse stock split effected on                     , 2014). Dilution is calculated by subtracting net tangible book deficit per share of our common stock from the assumed initial public offering price per share of our common stock.

Investors participating in this offering will incur immediate and substantial dilution. Without taking into account any other changes in such net tangible book deficit after July 5, 2014, after giving effect to the sale of shares of our common stock in this offering assuming an initial public offering price of $         per share (the midpoint of the offering range shown on the cover of this prospectus), less the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book deficit as of July 5, 2014 would have been approximately $         million, or $         per share of common stock. This amount represents an immediate decrease in net tangible book deficit of $         per share of our common stock to the existing stockholders and immediate dilution in net tangible book deficit of $         per share of our common stock to investors purchasing shares of our common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Net tangible book deficit per share as of July 5, 2014, before giving effect to this offering	$
Decrease in net tangible book deficit per share attributable to investors purchasing shares in this offering

Pro forma net tangible book value per share, after giving effect to this offering
Dilution in as adjusted net tangible book deficit per share to investors in this offering		$

If the underwriters exercise their option in full to purchase additional shares, the pro forma as adjusted net tangible book deficit per share of our common stock after giving effect to this offering would be $         per share of our common stock. This represents an increase in pro forma as adjusted net tangible book deficit of $         per share of our common stock to existing stockholders and dilution in pro forma as adjusted net tangible book deficit of $         per share of our common stock to new investors.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the pro forma as adjusted net tangible book deficit per share of our common stock after giving effect to this offering by $        , or by $         per share of our common stock, assuming no change to the number of shares of our common stock offered by us as set forth on the front cover page of this prospectus and after deducting the estimated underwriting discounts and expenses payable by us.

The following table summarizes, as of July 5, 2014, on the pro forma basis described above, the total number of shares of our common stock purchased from us, the total consideration paid to us, and the average price per share of our common stock paid by purchasers of such shares and by new investors purchasing shares of our common stock in this offering.

	Shares purchased		Total consideration			Average price per share
	Number	Percent	Amount	Percent
Existing stockholders			$		%	$
New investors			$		%	$

Total			$		%

The number of shares of common stock to be outstanding after this offering is based on              shares of common stock outstanding as of                     , 2014 (after giving effect to the one-for-         reverse stock split effected on                  , 2014) and excludes the following:

•	shares of common stock issuable upon exercise of stock options outstanding as of , 2014 at a weighted-average exercise price of $ per share; and

•	shares of common stock reserved for future issuance under our equity incentive plans as of , 2014.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth our selected historical consolidated financial and other data for the periods indicated. The selected historical financial data as of December 28, 2013 and December 29, 2012 and for fiscal years 2013, 2012 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical balance sheet data as of December 31, 2011 have been derived from our unaudited consolidated financial statements as of such date, which are not included in this prospectus. The selected historical financial data as of July 5, 2014 and for the six months of 2014 and 2013 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The selected historical balance sheet data as of June 29, 2013 have been derived from our unaudited consolidated financial statements for such quarter, which are not included in this prospectus. On May 28, 2010, pursuant to an Agreement and Plan of Merger, dated as of April 20, 2010, we were acquired by investment funds affiliated with TPG and certain co-investors (the “Merger”). In the following table, periods prior to May 28, 2010 reflect our financial position, results of operations and changes in financial position prior to the Merger (the “Predecessor”). Periods after May 28, 2010 reflect our financial position, results of operations, and changes in financial position after the Merger (the “Successor”). The selected historical financial data for the fiscal year 2009 and the five months ended through May 28, 2010 which are under the Predecessor ownership and for the seven months ended January 1, 2011 which are under Successor ownership have been derived from unaudited consolidated financial statements for such periods, which have not been included in this prospectus. Historical results are not necessarily indicative of the results to be expected for future periods, and operating results for the six months of 2014 are not necessarily indicative of the results that may be expected for the year ending January 3, 2015. The pro forma data for fiscal year 2013 and the six months of 2014 have been derived from our unaudited pro forma condensed combined financial data included elsewhere in this prospectus.

Our fiscal year is based on either a 52- or 53-week period ending on the Saturday closest to each December 31. Therefore, the financial results of 53-week fiscal years, and the associated 14-week quarter, will not be comparable to 52-week fiscal years, and the associated quarters having only 13 weeks. The 2009 fiscal year, which ended January 2, 2010, the 2011 fiscal year, which ended December 31, 2011, the 2012 fiscal year, which ended December 29, 2012, and the 2013 fiscal year, which ended December 28, 2013, each contain operating results for 52 weeks. The five months ended May 28, 2010 contains operating results for 21 weeks. The seven months ended January 1, 2011 contains operating results for 31 weeks. The six months ended July 5, 2014 contains operating results for 27 weeks while the six months ended June 29, 2013 contains operating results for 26 weeks. It should be noted that the Company’s recently acquired subsidiaries, Hercules, Terry’s Tire, Trail Tire, Extreme Wheel, Kirks Tire, RTD Edmonton and RTD Calgary, have different quarter-end reporting dates than that of the Company for the second quarter of 2014, with their quarters ending June 30. Prior to the acquisitions, Hercules had an October 31 fiscal year end, Terry’s Tire had a December 31 fiscal year end, RTD and Kirks Tire each had a January 31 fiscal year end and Trail Tire, Extreme Wheel, RTD Edmonton and RTD Calgary each had a February 28 fiscal year end, but each such subsidiary changed its year end to be the same as that of the Company, effective with their respective acquisition dates. It should also be noted that, prior to fiscal 2013, our year-end reporting date was different from that of our TriCan subsidiary. For fiscal 2012, TriCan had a calendar year-end reporting date. TriCan converted to our fiscal year-end reporting date during fiscal 2013. The impact from these differences on the consolidated financial statements was not material. This selected historical consolidated financial and other data should be read in conjunction with the disclosures set forth under “Unaudited Pro Forma Combined Condensed Financial Information,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus. Due to our prior acquisitions and future acquisitions we may engage in, our historical operating results may be of limited use in evaluating our historical performance and predicting future results. See “Risk Factors—Risks Related to our Business and Industry—Because of our prior acquisitions and future acquisitions we may engage in, our historical operating results may be of limited use in evaluating our historical performance and predicting our future results.”

	Successor						Predecessor
Dollars in thousands (except for per share data)	Six Months 2014(1)	Six Months 2013 (2)	Fiscal Year 2013 (3)	Fiscal Year 2012 (4)	Fiscal Year 2011 (5)	Seven Months Ended January 1, 2011 (6)	Five Months Ended May 28, 2010	Fiscal Year 2009
Statement of Operations Data:
Net sales	$2,343,051	$1,795,053	$3,839,269	$3,455,864	$3,050,240	$1,525,249	$934,925	$2,171,787
Cost of goods sold, excluding depreciation included in selling, general and administrative expenses below	1,980,690	1,510,648	3,188,409	2,887,421	2,535,020	1,316,679	775,678	1,797,905
Selling, general and administrative expenses	381,313	272,825	569,234	499,112	432,636	226,311	135,021	305,689
Management fees	15,575	2,246	5,753	7,446	4,624	2,352	125	500
Transaction expenses	20,176	3,289	6,719	5,246	3,946	18,500	42,608	—

Operating income (loss)	(54,703)	6,045	69,154	56,639	74,014	(38,593)	(18,507)	67,693

Other income (expense):
Interest expense(7)	(56,622)	(34,627)	(74,316)	(72,910)	(67,572)	(37,387)	(32,669)	(54,415)
Loss on extinguishment of debt	(17,113)	—	—	—	—	—	—	—
Other, net (8)	1,950	(2,908)	(5,196)	(3,895)	(2,110)	(958)	(127)	(1,020)

Income (loss) from continuing operations before income taxes	(126,488)	(31,490)	(10,358)	(20,166)	4,332	(76,938)	(51,303)	12,258
Income tax provision (benefit)	(42,976)	(9,362)	(3,982)	(5,965)	4,464	(27,829)	(15,227)	7,326

Income (loss) from continuing operations	(83,512)	(22,128)	(6,376)	(14,201)	(132)	(49,109)	(36,076)	4,932
Income (loss) from discontinued operations, net of tax	(48)	—	—	—	—	—	—	—

Net income (loss)	$(83,560)	$(22,128)	$(6,376)	$(14,201)	$(132)	$(49,109)	$(36,076)	$4,932

Basic net income (loss) per common share (9)(10)	$(0.11)	$(0.03)	$(0.01)	$(0.02)	$(0.00)	$(0.07)
Diluted net income (loss) per share (9)(10)	$(0.11)	$(0.03)	$(0.01)	$(0.02)	$(0.00)	$(0.07)
Weighted average shares outstanding (9)(10)
Basic	761,950,775	734,168,402	734,168,402	688,300,235	684,172,402	682,830,902
Diluted	761,950,775	734,168,402	734,168,402	688,300,235	684,172,402	682,830,902
Other Financial Data:
Cash flows provided by (used in):
Continuing operating activities	$(167,545)	$29,033	$100,982	$10,072	$(90,699)	$(15,043)	$28,106	$131,105
Discontinued operating activities	350	—	—	—	—	—	—	—
Investing activities	(855,423)	(88,532)	(118,435)	(167,821)	(92,249)	(17,237)	(7,523)	(4,620)
Financing activities	1,013,358	63,000	22,998	168,824	186,263	40,405	(15,631)	(127,690)
Depreciation and amortization	66,013	51,140	105,458	89,167	78,071	40,905	14,707	32,078
Capital expenditures	34,241	23,848	47,127	52,388	31,044	12,381	6,424	12,757
EBITDA (11)	(3,853)	54,277	169,416	141,911	149,975	1,354	(3,927)	98,751
Adjusted EBITDA (11)	82,649	68,156	195,486	165,416	164,255	87,974	45,696	101,035

Balance Sheet Data:
Cash and cash equivalents	$27,533	$35,653	$35,760	$34,700	$23,682	$20,367		$7,290
Working capital (12)	859,525	572,226	541,051	556,646	457,443	278,673		197,317
Total assets	3,747,966	2,547,921	2,541,655	2,486,837	2,285,364	2,040,076		1,300,624
Total debt (13)	1,944,297	1,022,369	967,000	951,204	835,808	652,544		549,576
Total redeemable preferred stock	—	—	—	—	—	—		26,600
Total stockholders’ equity	649,059	664,954	680,054	692,753	642,773	638,649		230,647

	Six Months 2014	Fiscal Year 2013
Pro Forma Data:
Pro forma net sales	$2,552,363	$5,109,193
Pro forma Adjusted EBITDA (13)	93,126	251,498
Pro forma net income (loss) from continuing operations	(76,974)	(47,467)

(1)	Reflects the acquisition of Trail Tire, Extreme Wheel, Kirks Tire, RTD Edmonton and RTD Calgary in June 2014, the acquisition of Terry’s Tire in March 2014 and the acquisition of Hercules and Kipling Tire Co. LTD in January 2014.

(2)	Reflects the acquisition of RTD in April 2013.

(3)	Reflects the acquisition of Wholesale Tire Distributors Inc. in December 2013, the acquisition of Tire Distributors, Inc. in August 2013 and the acquisition of RTD in April 2013.

(4)	Reflects the acquisition of Triwest Trading (Canada) Ltd. d/b/a TriCan Tire Distributors in November 2012 and the acquisition of Firestone of Denham Springs, Inc. d/b/a Consolidated Tire & Oil in May 2012.

(5)	Reflects the acquisition of Bowlus Service Company d/b/a North Central Tire in April 2011.

(6)	Reflects the acquisition of Lisac’s of Washington, Inc. and Tire Wholesalers, Inc. in December 2010. Additionally, includes certain costs related to the start-up and development of ATD Corporation.

(7)	As described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness—Senior Secured Term Loan—Proposed Additional Term Loan,” in connection with this offering, we also intend to borrow an additional $ million through the Additional Term Loan on the same terms as ATDI’s existing Term Loan and to use the net proceeds therefrom, along with the net proceeds of this offering, to repay all amounts outstanding under our 11.50% Senior Subordinated Notes due 2018. Based on the interest rate under ATDI’s existing Term Loan of 5.75% as of July 5, 2014, as applied to the Additional Term Loan and existing Term Loan as if they were outstanding for the entire periods presented, and assuming immediately prior to the periods presented the early redemption of all amounts outstanding under ATDI’s 9.75% Senior Secured Notes, which occurred on June 16, 2014, as well as the repayment of all amounts outstanding under our 11.50% Senior Subordinated Notes due 2018, in each case at the redemption price set forth in their respective indentures, we estimate that our net interest expense would have decreased by approximately $ million for the year ended December 28, 2013 and by approximately $ million for the six months ended July 5, 2014, in each case before taxes. There can be no assurance that we will be able to consummate the Additional Term Loan on the terms described in this prospectus or at all.

(8)	Other, net primarily includes bank fees, credit card charges to us and gains and losses on foreign currency, net of financing service fees that we charge our customers.

(9)	As a result of the Merger, our capital structures for periods before and after the Merger are not comparable, and therefore we are presenting our net income (loss) per share and weighted-average share information only for periods subsequent to the Merger.

(10)	Does not reflect the one-for- reverse stock split effected on , 2014.

(11)

EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA as further adjusted to reflect the items set forth in the table below. The presentation of EBITDA and Adjusted EBITDA are financial measures that are not calculated in accordance with GAAP. We use EBITDA and Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis from period to period that, when viewed in combination with our GAAP results and the following reconciliation, we believe provides a more complete understanding of factors and trends affecting our business than GAAP measures alone. We also believe that such measures are frequently used by securities analysts, investors and other interested parties in the evaluation of companies similar to ours. Our board of directors, management and investors use EBITDA and Adjusted EBITDA to assess our financial performance because it allows them to compare our operating performance on a consistent basis across periods by removing items that we do not believe are indicative of our core operating performance. In addition, the indenture governing our senior notes use a measure similar to Adjusted EBITDA to measure our compliance with certain covenants. Our board of directors also uses Adjusted EBITDA in determining compensation for our management. The adjustments from EBITDA to Adjusted EBITDA include management and advisory fees paid to our Sponsor, non-cash stock compensation expense, transaction expenses related to our acquisitions, non-cash amortization of inventory step-up resulting from the business combination rules for our acquisitions and other items, including franchise and other taxes, non-cash gains and losses on the disposal of fixed assets and assets held for sale, exchange gains and losses on foreign currency, and non-cash impairment of long-lived assets. Amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers because not all issuers calculate Adjusted EBITDA in the same manner. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same or similar to some of the adjustments set forth below. Neither EBITDA nor Adjusted EBITDA should be considered an alternative to, or more meaningful than, net income (loss) as determined in accordance with GAAP.

The following table presents a reconciliation of each of EBITDA and Adjusted EBITDA to income (loss) from continuing operations, determined in accordance with GAAP:

	Successor						Predecessor
In thousands	Six Months 2014 (1)	Six Months 2013 (2)	Fiscal Year 2013 (3)	Fiscal Year 2012 (4)	Fiscal Year 2011 (5)	Seven Months Ended January 1, 2011 (6)	Five Months Ended May 28, 2010	Fiscal Year 2009
Income (loss) from continuing operations	$(83,512)	$(22,128)	$(6,376)	$(14,201)	$(132)	$(49,109)	$(36,076)	$4,932
Depreciation and amortization	66,013	51,140	105,458	89,167	78,071	40,905	14,707	32,078
Interest expense	56,622	34,627	74,316	72,910	67,572	37,387	32,669	54,415
Income tax provision (benefit)	(42,976)	(9,362)	(3,982)	(5,965)	4,464	(27,829)	(15,227)	7,326

EBITDA	$(3,853)	$54,277	$169,416	$141,911	$149,975	$1,354	$(3,927)	$98,751
Management fees	15,575	2,246	5,753	7,446	4,624	2,352	125	500
Non-cash stock compensation	1,987	1,452	2,634	4,349	4,114	3,706	5,892	326
Transaction expenses	20,176	3,289	6,719	5,246	3,946	18,500	42,608	—
Non-cash inventory step-up	31,640	4,907	5,379	4,074	—	58,797	—	—
Early debt extinguishment	17,113	—	—	—	—	—	—	—
Other (A)	11	1,985	5,585	2,390	1,596	3,265	998	1,458

Adjusted EBITDA	$82,649	$68,156	$195,486	$165,416	$164,255	$87,974	$45,696	$101,035

(A)	Other includes non-income based taxes, impairment, gain/loss on property and equipment disposals, deferred comp. and foreign currency exchange gains/losses.

(12)	Working capital is defined as current assets less current liabilities.

(13)	Total debt is the sum of current maturities of long-term debt, non-current portion of long-term debt and capital lease obligations.

(14)

Pro forma EBITDA and pro forma Adjusted EBITDA are financial measures that are not calculated in accordance with GAAP. We present pro forma EBITDA and pro forma Adjusted EBITDA, in addition to EBITDA and Adjusted EBITDA, to provide a more complete understanding of our results of operations that gives effect to the recent significant acquisitions that we have completed. These amounts have similar limitations to the limitations described in footnote (11) regarding EBITDA and Adjusted EBITDA. In addition, the pro forma financial information we present is based on estimates and assumptions regarding our recent acquisitions that may end up being materially different from our actual experience. Neither pro forma EBITDA nor pro forma Adjusted EBITDA should be considered an alternative to, or more meaningful than, net income (loss) as determined in accordance with GAAP or pro forma net income (loss). Moreover, our debt agreements use a measure similar to pro forma Adjusted EBITDA to measure compliance with certain covenants except that, under certain of these debt agreements, the calculation of the measure allows us (subject to certain limitations) to take into account the amount of cost savings and synergies projected in good faith to be realized in the future in connection with cost saving restructuring initiatives as though those cost savings had already been realized in past periods. We have not included such projected cost savings or synergies in our presentation of pro forma Adjusted EBITDA in this prospectus. Therefore, the amount calculated pursuant to our debt agreements may be higher than pro forma Adjusted EBITDA as set forth in this prospectus. For further discussion of our cost savings initiatives, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The following table presents a reconciliation of each of pro forma EBITDA and pro forma Adjusted EBITDA to pro forma net income (loss) from continuing operations:

	Six Months	Fiscal Year
In thousands	2014	2013
Pro forma net income (loss) from continuing operations	$(76,974)	$(47,467)
Depreciation and amortization	82,699	164,902
Interest expense	67,415	133,438
Income tax provision (benefit)	(21,576)	(31,962)

Pro forma EBITDA	$51,564	$218,911

Management fees	15,822	5,928
Non-cash stock compensation	1,987	5,222
Transaction expenses	6,530	4,799
Non-cash inventory step-up	167	2,348
Early debt extinguishment	17,113	—
Other (A)	(57)	14,290

Pro forma Adjusted EBITDA	$93,126	$251,498

(A)	Other includes non-income based taxes, impairment, gain/loss on property and equipment disposals, deferred compensation and foreign currency exchange gains/losses.

For a discussion of pro forma net income (loss) from continuing operations, see “Unaudited Pro Forma Combined Condensed Financial Information.”

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

On June 27, 2014, we completed the acquisition of the wholesale distribution business of Trail Tire pursuant to an Asset Purchase Agreement by and among TriCan and the shareholders and principals of Trail Tire. Trail Tire is a wholesale distributor of tires, tire parts, tire accessories and related equipment in Canada. The Trail Tire acquisition was completed for aggregate cash consideration of approximately $20.8 million. The aggregate cash consideration was funded through borrowings under our ABL Facility. The Trail Tire purchase price is subject to certain post-closing adjustments, including, but not limited to, working capital adjustments.

On June 27, 2014, we completed the acquisition of the wholesale distribution business of Extreme Wheel pursuant to an Asset Purchase Agreement by and between TriCan and the shareholder and principal of Extreme Wheel. Extreme Wheel is a wholesale distributor of wheels and related accessories in Canada. The Extreme Wheel acquisition was completed for aggregate cash consideration of approximately $6.5 million. The aggregate cash consideration was funded through borrowings under our ABL Facility. The Extreme Wheel purchase price is subject to certain post-closing adjustments, including, but not limited to, working capital adjustments.

On June 27, 2014, we completed the acquisition of the wholesale distribution business of Kirks Tire pursuant to an Asset Purchase Agreement by and among TriCan and the shareholders and principals of Kirks Tire. Kirks Tire is engaged in (i) the wholesale distribution of tire, tire parts, tire accessories and related equipment and (ii) the retail sale and installation of tires, tire parts, and tire accessories and the manufacturing and sale of retread tires. Kirks Tire’s retail operations were not acquired by us. The Kirks Tire acquisition was completed for aggregate cash consideration of approximately $73.0 million. The aggregate cash consideration was funded through borrowings under our ABL Facility. The Kirks Tire purchase price is subject to certain post-closing adjustments, including, but not limited to, working capital adjustments.

On June 27, 2014, we completed the acquisition of the wholesale distribution business of RTD Edmonton pursuant to an Asset Purchase Agreement by and among TriCan and the shareholders and principals of RTD Edmonton. RTD Edmonton is a wholesale distributor of tires, tire parts, tire accessories and related equipment in Canada. The RTD Edmonton acquisition was completed for aggregate cash consideration of approximately $31.9 million. The aggregate cash consideration was funded through borrowings under our ABL Facility. The RTD Edmonton purchase price is subject to certain post-closing adjustments, including, but not limited to, working capital adjustments.

On June 27, 2014, we completed the acquisition of the wholesale distribution business of Regional Tire RTD Calgary pursuant to an Asset Purchase Agreement by and among TriCan and the shareholders and principals of RTD Calgary. RTD Calgary is a wholesale distributor of tires, tire parts, tire accessories and related equipment in Canada. The RTD Calgary acquisition was completed for aggregate cash consideration of approximately $20.7 million. The aggregate cash consideration was funded through borrowings under our ABL Facility. The RTD Calgary purchase price is subject to certain post-closing adjustments, including, but not limited to, working capital adjustments.

On March 28, 2014, we completed the acquisition of Terry’s Tire. The Terry’s Tire acquisition was completed pursuant to a Stock Purchase Agreement between us and TTT Holdings. TTT Holdings owned all of the capital stock of Terry’s Tire. TTT Holdings had no significant assets or operations other than its ownership of Terry’s Tire. The operations of Terry’s Tire and its subsidiaries constituted the operations of TTT Holdings. Terry’s Tire and its subsidiaries are engaged in the business of purchasing, marketing, distributing and selling tires, wheels and related tire and wheel accessories on a wholesale basis to tire dealers, wholesale distributors, retail chains, automotive dealers and others, retreading tires and selling retread and other commercial tires through commercial outlets to end users and selling tires directly to consumers via the Internet. The Terry’s Tire acquisition was completed for an aggregate purchase price of approximately $372.7 million, consisting of cash consideration of approximately $358.0 million, contingent consideration of $12.5 million and non-cash consideration for debt assumed of $2.2 million. The cash consideration paid for the Terry’s Tire acquisition included estimated working capital adjustments and a portion of consideration contingent on certain events which were achieved prior to closing. The closing purchase price is subject to certain post-closing adjustments, including but not limited to, working capital adjustments.

On January 31, 2014, we completed the acquisition of Hercules Holdings, the parent company of Hercules. Hercules is engaged in the business of purchasing, marketing, distributing and selling replacement tires for passenger cars, trucks and certain off-road vehicles to tire dealers, wholesale distributors, retail distributors and others in the United States, Canada and internationally. The acquisition was completed for an aggregate purchase price of approximately $318.9 million, consisting of net cash consideration of $310.0 million, contingent consideration of $3.5 million and non-cash consideration for debt assumed of $5.4 million. The merger agreement provides for the payment of up to $6.5 million in additional consideration contingent upon the occurrence of certain post-closing events. The closing purchase price is subject to certain post-closing adjustments, including, but not limited to, working capital adjustments.

On April 30, 2013, we completed the acquisition of RTD Holdco, the parent company of RTD. RTD is a wholesale distributor of tires, tire parts, tire accessories and related equipment in the Ontario and the Atlantic provinces of Canada. The acquisition was completed for an aggregate cash consideration of $65.9 million which includes post-closing working capital adjustments. The operations of RTD constitute the operations of RTD Holdco. RTD Holdco has no significant assets or operations other than its ownership of RTD.

The following presents unaudited pro forma combined condensed financial information for the six months ended July 5, 2014 and the year ended December 28, 2013. Since the most recent balance sheet presented in this prospectus as of July 5, 2014 includes the impact of all completed acquisitions, a pro forma balance sheet as of July 5, 2014 has not been presented. The unaudited pro forma combined condensed financial information has been prepared from, and should be read in conjunction with, the respective historical consolidated financial statements and related notes of the Company, Trail Tire, Extreme Wheel, Kirks Tire, RTD Edmonton, RTD Calgary, Terry’s Tire, Hercules and RTD included in this prospectus. The Company’s fiscal year is based on either a 52- or 53 week period ending on the Saturday closest to each December 31 while prior to the respective acquisition dates, Trail Tire, Extreme Wheel, RTD Edmonton and RTD Calgary each had fiscal years that ended on February 28, Kirks Tire and RTD each had fiscal years that ended on January 31, Terry’s Tire’s fiscal year ended on December 31 and Hercules’ fiscal year ended on October 31. Accordingly, the unaudited pro forma condensed combined statements of operations for the six months ended July 5, 2014 and the year ended December 28, 2013 give effect to the acquisitions of Trail Tire, Extreme Wheel, Kirks Tire, RTD Edmonton, RTD Calgary, Terry’s Tire, Hercules and RTD as if these transactions had occurred on December 30, 2012 (the first day of the Company’s 2013 fiscal year), and includes only factually supportable adjustments that are directly attributable to the acquisitions and expected to have a continuing effect.

The Trail Tire, Extreme Wheel, Kirks Tire, RTD Edmonton, RTD Calgary, RTD, Terry’s Tire and Hercules acquisitions have been accounted for using the acquisition method of accounting in accordance with current accounting guidance for business combinations and non-controlling interests. As a result, the total purchase price for each acquisition has been preliminarily allocated to the net tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. Any excess of the purchase price over the fair value of identified assets acquired and liabilities assumed is recognized as goodwill. The preliminary allocation reflects management’s best estimates of fair value, which are based on key assumptions of the acquisitions, including prior acquisition experience, benchmarking of similar acquisitions and historical data. In addition, portions of the preliminary allocation are dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Upon completion of detail valuation studies and the final determination of fair value, we may make additional adjustments to the fair value allocation, which may differ significantly from the valuations set forth in the unaudited pro forma condensed combined financial information. The final allocation of the purchase price will be completed within the required measurement period in accordance with the accounting guidance for business combinations, but in no event later than one year following the completion of the acquisitions.

The unaudited pro forma condensed combined statements of operations are based on estimates and assumptions, which have been made solely for the purposes of developing such pro forma information. Pro forma adjustments arising from the acquisitions are derived from the estimated fair value of the assets acquired and liabilities assumed. The unaudited pro forma condensed combined statements of operations also includes certain purchase accounting adjustments such as increased amortization expense on acquired intangible assets, changes in interest expense on the debt incurred to complete the acquisitions and debt repaid as part of the acquisitions as well as the tax impacts related to these adjustments. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable.

The unaudited condensed consolidated pro forma financial information is not a projection of our results of operations or financial position for any future period or date. The preparation of the unaudited pro forma condensed consolidated financial information requires the use of certain estimates and assumptions, which may be materially different from our actual experience.

ATD Corporation

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Six Months Ended July 5, 2014

(In Thousands except per share amounts)

	Historical								Pro Forma Adjustments
	ATD Corporation	Hercules (Jan- uary 1- Acqui- sition Date, January 31, 2014)	Terry’s Tire (Jan- uary 1 - Acqui- sition Date, March 28, 2014)	Trail Tire (Jan- uary 1 - Acqui- sition Date, June 27, 2014)	Extreme Wheel (Jan- uary 1 - Acqui- sition Date, June 27, 2014)	Kirks Tire (Jan- uary 1 - Acqui- sition Date, June 27, 2014)	RTD Edmonton (Jan- uary 1- on Date, June 27, 2014)	RTD Calgary (Jan- uary 1 - Acqui- sition Date, June 27, 2014)	Hercules			Terry’s Tire			Trail Tire			Extreme Wheel			Kirks Tire			RTD Edmonton			RTD Calgary			Use of Offering Proceeds (AU)	Pro Forma Combined
Net sales	$2,343,051	$42,136	$106,372	$16,578	$3,622	$26,616	$6,153	$10,766	$—			$(4,038)	(I	)	$—			$—			$—			$1,107	(AJ	)	$—				$2,552,363
Cost of goods sold, excluding depreciation included in selling, general and administrative expenses below	1,980,690	33,719	91,021	13,470	2,778	21,904	5,010	8,468	(19,016)	(A	)	(12,457)	(J	)	—			—			—			123	(AJ	)	—
												(3,138)	(I	)	—			—			—			—			—				2,122,572
Selling, general and administrative expenses	381,313	6,796	18,317	2,286	370	400	560	1,305	1,815	(B	)	4,065	(L	)	972	(S	)	287	(W	)	3,514	(AA	)	1,531	(AF	)	884	(AK	)
									58	(C	)	(1,089)	(I	)	—			—			—			303	(AJ	)	—
												—			—			—			—			—			—				423,687
Management fees	15,575	—	247	—	—	—	—	—	—			—			—			—			—			—			—				15,822
Transaction expenses	20,176	29,182	60	—	—	—	—	—	(37,498)	(D	)	(5,390)	(M	)	—			—			—			—			—				6,530

Operating income (loss)	(54,703)	(27,561)	(3,273)	822	474	4,312	583	993	54,641			13,971			(972)			(287)			(3,514)			(850)			(884)				(16,248)
Other income (expense):
Interest expense, net	(56,622)	(430)	(3,374)	—	—	—	—	(52)	361	(E	)	3,207	(N	)	(357)	(T	)	(112)	(X	)	(1,255)	(AB	)	(549)	(AG	)	(355)	(AL	)
									(2,346)	(F	)	(5,531)	(O	)	—			—			—			—			—				(67,415)
Loss on extinguishment of debt	(17,113)	—	—	—	—	—	—	—	—			—			—			—			—			—			—			—	(17,113)
Other, net	1,950	177	—	94	15	—	23	(33)	—			—			—			—			—			—			—				2,226

Income (loss) from continuing operations before income taxes	(126,488)	(27,814)	(6,647)	916	489	4,312	606	908	52,656			11,647			(1,329)			(399)			(4,769)			(1,399)			(1,239)				(98,550)
Income tax provision (benefit)	(42,976)	(402)	1	235	123	1,079	173	238	20,536	(G	)	4,542	(P	)	(355)	(U	)	(106)	(Y	)	(1,273)	(AC	)	(555)	(AH	)	(331)	(AM	)
												(2,593)	(Q	)	—			—			—			88	(AJ	)	—				(21,576)

Net income (loss) from continuing operations	$(83,512)	$(27,412)	$(6,648)	$681	$366	$3,233	$433	$670	$32,120			$9,698			$(974)			$(293)			$(3,496)			$(932)			$(908)				$(76,974)
Net income (loss) per share:
Basic	$(0.11)																														$(0.10)

Diluted	$(0.11)																														$(0.10)

Weighted average shares outstanding (in thousands):
Basic	761,951																														761,951
Diluted	761,951																														761,951

See accompanying notes to unaudited pro forma condensed combined financial information.

ATD Corporation

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Fiscal Year Ended December 28, 2013

(In Thousands except per share amounts)

	Historical									Pro Forma Adjustments
	ATD Corporation	RTD (Jan- uary 1 - Acquis- ition Date, April 30, 2013)	Hercules (Nov- ember 1, 2012- Oct- ober 31, 2013)	Terry’s Tire (Jan- uary 1 - Dec- ember 31, 2013)	Trail Tire (March 1, 2013 - Feb- ruary 28, 2014)	Extreme Wheel (March 1, 2013 - Feb- ruary 28, 2014)	Kirks Tire (Feb- ruary 1, 2013 - Jan- uary 31, 2014)	RTD Edmo- nton (March 1, 2013 - Feb- ruary 28, 2014)	RTD Calgary (March 1, 2013 - Feb- ruary 28, 2014)	RTD		Hercules		Terry’s Tire			Trail Tire		Extreme Wheel		Kirks Tire		RTD Edmonton		RTD Calgary		Use of Offering Proceeds (AU)	Pro Forma Combined
Net sales	$3,839,269	$34,200	$602,921	$502,194	$43,800	$7,459	$63,988	$18,948	$24,862	$—		$—		$(23,645	)(I)		$—		$—		$(6,666)	(AE)	$1,863	(AJ)	$—			$5,109,193
Cost of goods sold, excluding depreciation included in selling, general and administrative expenses below	3,188,409	27,684	496,068	420,952	36,579	5,808	49,272	13,961	19,879	(3,031)	(AT)	—		(18,641)		(I)	—		—		(2,348)	(AE)	739	(AJ)	—
														4,374		(K)	—		—		—		—		—			4,239,705
Selling, general and administrative expenses	569,234	6,785	89,711	83,233	4,858	811	2,839	1,483	3,282	2,569	(AO)	14,906	(B)	11,063		(L)	(213)	(V)	(37)	(Z)	(103)	(AD)	(40)	(AI)	(111)	(AN)
										—		(833)	(H)	(4,513)		(I)	1,637	(S)	492	(W)	5,364	(AA)	2,643	(AF)	1,490	(AK)
												697	(C)	(465)		(R)	—		—		(2,330)	(AE)	746	(AJ)	—			795,198
Management fees	5,753	—	—	—	—	—	—	—	175	—		—		—			—		—		—		—		—			5,928
Transaction expenses	6,719	580	—	—	—	—	—	—	—	(2,500)	(AS)	—		465		(R)	—		—		—		—		—
														(465)		(M)	—		—		—		—		—			4,799

Operating income (loss)	69,154	(849)	17,142	(1,991)	2,363	840	11,877	3,504	1,526	2,962		(14,770)		(15,463)			(1,424)		(455)		(7,249)		(2,225)		(1,379)			63,563
Other income (expense):
Interest expense, net	(74,316)	(82)	(6,396)	(9,853)	—	—	—	—	—	82	(AP)	5,269	(E)	9,719		(N)	(723)	(T)	(226)	(X)	(2,542)	(AB)	(1,111)	(AG)	(720)	(AL)
										(955)	(AQ)	(833)	(H)	(22,455)		(O)	—		—		—		2	(AJ)	—
										—		(28,298)	(F)	—			—		—		—		—		—			(133,438)
Other, net	(5,196)	(632)	(1,952)	—	74	10	89	(1,621)	178	—		—		—			(213)	(V)	(37)	(Z)	(103)	(AD)	(40)	(AI)	(111)	(AN)		(9,554)

Income (loss) from continuing operations before income taxes	(10,358)	(1,563)	8,794	(11,844)	2,437	850	11,966	1,883	1,704	2,089		(38,632)		(28,199)			(2,360)		(718)		(9,894)		(3,374)		(2,210)			(79,429)
Income tax provision (benefit)	(3,982)	(853)	3,209	(15)	608	161	2,989	512	449	558	(AR)	(15,066)	(G)	(1)		(I)	(630)	(U)	(192)	(Y)	(2,111)	(AC)	(1,002)	(AH)	(590)	(AM)
														(10,998)		(P)	—		—		(497)	(AE)	93	(AJ)	—
														(4,604)		(Q)	—		—		—		—		—			(31,962)

Net income (loss) from continuing operations	$(6,376)	$(710)	$5,585	$(11,829)	$1,829	$689	$8,977	$1,371	$1,255	$1,531		$(23,566)		$(12,596)			$(1,730)		$(526)		$(7,286)		$(2,465)		$(1,620)			$(47,467)

Net income (loss) per share:
Basic	$(0.01)																											$(0.06)

Diluted	$(0.01)																											$(0.06)

Weighted average shares outstanding (in thousands):
Basic	734,168																											734,168
Diluted	734,168																											734,168

See accompanying notes to unaudited pro forma condensed combined financial information.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1. Basis of Presentation

These unaudited pro forma condensed combined statements of operations were prepared in accordance with U.S. GAAP and pursuant to the rules and regulations of the SEC Regulation S-X, and present the pro forma results of operations of the combined companies based upon the historical information after giving effect to the acquisitions of Trail Tire, Extreme Wheel, Kirks Tire, RTD Edmonton, RTD Calgary, Terry’s Tire, Hercules and RTD and adjustments described in these footnotes. The unaudited pro forma condensed combined statements of operations for the six months ended July 5, 2014 and the year ended December 28, 2013 are presented as if the acquisitions of Trail Tire, Extreme Wheel, Kirks Tire, RTD Edmonton, RTD Calgary, Terry’s Tire, Hercules and RTD had occurred on December 30, 2012 (the first day of the Company’s 2013 fiscal year). Prior to their respective acquisitions, Trail Tire, Extreme Wheel, RTD Edmonton and RTD Calgary each had fiscal years that ended on February 28, Kirks Tire and RTD each had fiscal years that ended on January 31, Hercules had an October 31 fiscal year end and Terry’s Tire had a December 31 fiscal year end. In addition, certain amounts in the Trail Tire, Extreme Wheel, Kirks Tire, RTD Edmonton, RTD Calgary, Terry’s Tire and Hercules historical consolidated financial statements have been reclassified to conform to the Company’s basis of presentation. See also footnote 2(AE). The historical results of operations for Trail Tire, Extreme Wheel, Kirks Tire, RTD Edmonton and RTD Calgary have been translated from Canadian dollars to U.S. dollars using the average exchange rates of 0.912482415 for the six months ended July 5, 2014 and 0.971439337 for the year ended December 28, 2013.

2. Pro Forma Adjustments

Hercules Pro Forma Adjustments

Adjustments included in the “Hercules” columns in the accompanying unaudited pro forma condensed combined statements of operations are as follows:

(A)	Represents the reversal of amortization of inventory step-up included in the historical results for ATD Corporation that is directly related to the Hercules acquisition and non-recurring. The carrying value of the acquired inventory was adjusted to the estimated fair market value, which is the estimated selling price less the sum of (a) costs of disposal and (b) a reasonable profit margin for completing the selling effort. The step-up in inventory value was amortized into cost of goods sold over the period of the Company’s normal inventory turns, which approximated two months.

(B)

Represents estimated amortization of the finite-lived intangible assets acquired of $1.8 million and $15.4 million for the six months ended July 5, 2014 and the year ended December 28, 2013, respectively. The acquired intangible assets consisted of a customer list with a valuation of $147.2 million that is being amortized on an accelerated basis over an estimated useful life of eighteen years and a tradename with a valuation of $8.5 million that is being amortized on a straight-line basis over an estimated useful life of fifteen years. The estimated useful lives have been determined based upon various accounting studies, historical acquisition experience, economic factors and future cash flows. The $15.4 million for the year ended December 28, 2013 is composed of $14.8 million of customer list amortization and $0.6 million of tradename amortization. A projection of future cash flows was utilized in valuing the customer list intangible asset. The Company utilizes the income-forecast method of amortization which is based on the relative annual contribution of cash flows of the asset over its life based on these projected future cash flows. Thus, the amount of the discounted cash flows generated in each year of this projection is used to determine the annual amortization of the customer list for the applicable year, which is then recognized evenly each month in the respective annual period. The annual amortization for the first year represents approximately 10% of the value of the customer list and the annual amortization for the second year represents approximately 15% of the customer list value. The pro forma adjustments for the six months ended July 5, 2014 and the year ended December 28, 2013 include amortization for one month and twelve months, respectively. The tradename amortization was based on the tradename value of $8.5 million divided by 15 years for the applicable number of months in the period. In addition, the pro forma adjustment for the year ended December 28, 2013 is net of $0.5 million for the reversal of the amortization of identifiable assets as previously recorded by Hercules that has been eliminated.

(C)	Represents estimated incremental depreciation expense related to the step-up in fair market value of Hercules’ property and equipment, net of $0.1 million and $0.7 million for the six months ended July 5, 2014 and the year ended December 28, 2013, respectively. The pro forma adjustment for the six months ended July 5, 2014 and the year ended December 28, 2013 included depreciation expense on a straight-line basis for one month and twelve months, respectively. The step-up in fair market value and useful life by asset category is as follows:

	FMV Step-up	Useful Life (yrs)
Land	$999	N/A
Building	1,346	25
Tire Molds	3,215	5

Total	$5,560

(D)	Represents the reversal of transaction expenses included in the historical results for ATD Corporation and Hercules that are directly related to the acquisition and non-recurring.

(E)	Represents the reversal of the interest expense recognized by Hercules, including amortization of deferred financing costs related to Hercules’ debt that was not assumed by ATD Corporation and paid-off in conjunction with the acquisition.

(F)	Represents the estimated increase in interest expense associated with the issuance of $225.0 million in aggregate principal amount of its 11.50% Senior Subordinated Notes due 2018 (the “Additional Senior Subordinated Notes”) and the incremental borrowings incurred on the Company’s U.S. ABL Facility of $43.3 million, both of which were used to finance the Hercules acquisition. In addition, the incremental amortization of deferred financing costs was included to determine the total increase in interest expense.

The estimated increase in interest expense is calculated as follows:

In thousands	Six Months Ended July 5, 2014	Fiscal Year Ended December 28, 2013
Interest expense on Additional Senior Subordinated Notes (1)	$2,156	$25,875
Increase in interest expense on U.S. ABL Facility (2)	124	1,510
Amortization of the original issue discount related to the Additional Senior Subordinated Notes (3)	65	737
Change in amortization of deferred financing costs related to the ABL facility (4)	(12)	24
Incremental amortization of deferred financing costs related to the Additional Senior Subordinated Notes (5)	13	152

Net adjustment	$2,346	$28,298

(1)	Represents additional interest expense related to the $225.0 million of Additional Senior Subordinated Notes used to finance a portion of the Hercules acquisition, based on a fixed interest rate of 11.5%.

(2)	Represents additional interest expense related to the incremental borrowings incurred on the Company’s of $43.3 million U.S. ABL Facility used to finance a portion of the Hercules acquisition. The Company used the weighted-average interest rate of 3.4% for the six months ended July 5, 2014 and 3.5% for the fiscal year ended December 28, 2013 to calculate the estimated increase in interest expense related to incremental borrowings under the U.S. ABL Facility.

(3)	Represents additional interest expense related to the Additional Senior Subordinated Notes original issue discount of $3.9 million which is being amortized over the life of the Additional Senior Subordinated Notes, or 52 months.

(4)	Represents additional interest expense for the amortization of deferred financing costs related to the Company’s ABL Facility of $35,000 and $424,000 for the six months ended July 5, 2014 and year ended December 28, 2013 net of historical amortization expense of $47,000 and $400,000 for the six months ended July 5, 2014 and December 28, 2013. Deferred financing costs related to the U.S. and Canadian FILO Facilities totaled $577,000 and are being amortized over the life of the facilities, or 36 months. Deferred financing costs related to the Canadian ABL Facility totaled $871,000 and are being amortized over the life of the Canadian ABL Facility, or 45 months.

(5)	Represents additional interest expense for the amortization of deferred financing costs related to the Additional Senior Subordinated Notes of $661,000 amortized over the life of the Additional Senior Subordinated Notes, or 52 months.

A 0.125% change to interest rates on the Company’s incremental U.S. ABL Facility borrowings would result in a change in pro forma interest expense of approximately $0.1 million for the year ended December 28, 2013.

(G)	Represents the income tax effect of the pro forma adjustments using a combined federal and state statutory income tax rate of 39.0%. This rate is an estimate and does not take into account future tax strategies that may apply to the combined Company.

(H)	Reflects the reclassification of amortization of deferred financing costs in Hercules’ historical statement of operations to conform to the Company’s basis of presentation.

Terry’s Tire Pro Forma Adjustments

Adjustments included in the “Terry’s Tire” columns in the accompanying unaudited pro forma condensed combined statements of operations are as follows. These adjustments are based on preliminary estimates, which may change as additional information is obtained:

(I)	Reflects the reclassification of the operating results for Terry’s Tire commercial and retread businesses from continuing operations, as historically presented, to discontinued operations. As part of the acquisition of Terry’s Tire, the Company acquired Terry’s Tire’s commercial and retread businesses. As the Company’s core business does not include commercial and retread operations, the Company decided that it would divest of these businesses. Accordingly, pro forma adjustments have been made to reclassify the historical operating results of both the commercial and retread businesses from continuing operations, as historically presented, to discontinued operations in the accompanying unaudited pro forma condensed combined statement of operations.

(J)	Represents the reversal of amortization of inventory step-up included in the historical results for ATD Corporation that is directly related to the Terry’s Tire acquisition and non-recurring. The carrying value of the acquired inventory was adjusted to the estimated fair market value, which is the estimated selling price less the sum of (a) costs of disposal and (b) a reasonable profit margin for completing the selling effort. The step-up in inventory value was amortized into cost of goods sold over the period of the Company’s normal inventory turns, which approximated two months.

(K)	Represents an adjustment to Terry’s Tire’s historical consolidated financial statements to reverse their last-in, first-out (“LIFO”) reserve impact on cost of goods sold recorded during the year ended December 31, 2013 to conform to the Company’s accounting policy for inventory valuation using the first-in, first-out (“FIFO”) method. No similar adjustment is required for the six months ended July 5, 2014 as Terry’s Tire’s historical interim statement of operations for the six months did not include a LIFO reserve impact to cost of goods sold.

(L)	Represents estimated amortization of finite-lived intangible assets acquired of $6.3 million and $21.3 million for the six months ended July 5, 2014 and the year ended December 28, 2013, respectively. The acquired intangible assets were a customer list with a preliminary valuation of $185.8 million that is being amortized on an accelerated basis over an estimated useful life of 18 years and a favorable leases intangible asset with a preliminary valuation of $0.4 million that is being amortized on a straight-line basis over an estimated useful life of 5 years. The estimated useful lives have been determined based upon various accounting studies, historical acquisition experience, economic factors and future cash flows. The $21.3 million amortization for the year ended December 28, 2013 consists of $21.2 million of customer list amortization and $0.1 million of favorable lease amortization. A projection of future cash flows was utilized in valuing the customer list intangible asset. The Company utilizes the income-forecast method of amortization which is based on the relative annual contribution of cash flows of the asset over its life based on these projected future cash flows. Thus, the amount of the discounted cash flows generated in each year of this projection is used to determine the annual amortization of the customer list for the applicable year, which is then recognized evenly each month in the respective annual period. The annual amortization for the first year represents 11.41% of the value of the customer list and the annual amortization for the second year represents 13.34% of the customer list value. The pro forma adjustments for the six months ended July 5, 2014 and the year ended December 28, 2013 include amortization for three months and twelve months, respectively. In addition, the pro forma adjustments for the six months ended July 5, 2014 and the year ended December 28, 2013 are net of $2.2 million and $10.2 million, respectively, for the reversal of the amortization of identifiable assets as previously recorded by Terry’s Tire that has been eliminated.

(M)	Represents the reversal of transaction expenses included in the historical results for ATD Corporation and Terry’s Tire that are directly related to the acquisition and non-recurring.

(N)	Represents the reversal of the interest expense recognized by Terry’s Tire, including amortization of deferred financing costs related to Terry’s Tire debt that was not assumed by ATD Corporation and paid-off in conjunction with the acquisition.

(O)	Represents the estimated increase in interest expense associated with the issuance of the Additional Senior Subordinated Notes and the incremental borrowings incurred on the Company’s U.S. ABL Facility, both of which were used to finance the Terry’s Tire acquisition. In addition, the incremental amortization of deferred financing costs was included to determine the total increase in interest expense.

The estimated increase in interest expense is calculated as follows:

In thousands	Six Months Ended July 5, 2014	Fiscal Year Ended December 28, 2013
Interest expense on Initial Term Loan (1)	$4,269	$17,377
Increase in interest expense on U.S. ABL Facility (2)	652	2,641
Amortization of the original issue discount related to the Initial Term Loan (3)	43	168
Amortization of deferred financing costs related to the Initial Term Loan (4)	567	2,269

Net adjustment	$5,531	$22,455

(1)	Represents additional interest expense related to the $300.0 million Initial Term Loan used to finance a portion of the Terry’s Tire acquisition, based on the current variable interest rate of 5.8%.

(2)	Represents additional interest expense related to incremental borrowings of $75.8 million incurred on the Company’s U.S. ABL Facility used to finance a portion of the Terry’s Tire acquisition. The Company used the weighted-average interest rate of 3.4% for the six months ended July 5, 2014 and 3.5% for the fiscal year ended December 28, 2013 to calculate the estimated increase in interest expense related to incremental borrowings under the U.S. ABL Facility. The six months ended July 5, 2014 and the year ended December 28, 2013 included interest expense for three months and twelve months, respectively.

(3)	Represents additional interest expense for the amortization of the Initial Term Loan original issue discount of $750,000 using the effective interest method over the life of the Initial Term Loan, or 50 months.

(4)	Represents additional interest expense for the amortization of deferred financing costs related to the Initial Term Loan of $9.5 million amortized over the life of the Initial Term Loan, or 50 months.

A 0.125% change to interest rates on the Company’s incremental U.S. ABL Facility borrowings would result in a change in pro forma interest expense of approximately $0.5 million for the year ended December 28, 2013.

(P)	Represents the income tax effect of the pro forma adjustments, other than adjustment (Q), using a combined federal and state statutory income tax rate of 39.0%. This rate is an estimate and does not take into account future tax strategies that may apply to the combined Company.

(Q)	Represents an adjustment to record an income tax benefit on Terry’s Tire historical loss from continuing operations before income taxes using a combined federal and state statutory income tax rate of 39.0% to conform to the Company’s accounting policy for income taxes. This rate is an estimate and does not take into account future tax strategies that may apply to the combined Company. Prior to the acquisition, Terry’s Tire was formed and taxed as an S-Corporation for income tax purposes. Accordingly, Terry’s Tire did not record any historical income tax expense (benefit).

(R)	Reflects the reclassification of transaction expenses related to the acquisition in Terry’s Tire’s historical statement of operations to conform to the Company’s basis of presentation.

Trail Tire Pro Forma Adjustments

Adjustments included in the “Trail Tire” columns in the accompanying unaudited pro forma condensed combined statements of operations are as follows. These adjustments are based on preliminary estimates, which may change as additional information is obtained:

(S)

Represents estimated amortization of a finite-lived intangible asset acquired. The acquired intangible asset consisted of a customer list with a preliminary valuation of $14.7 million that is being amortized on an accelerated basis over an estimated useful life of 16 years. The estimated useful life has been determined based upon various accounting studies, historical acquisition experience, economic factors and future cash flows. A projection of future cash flows was utilized in valuing the customer list intangible asset. The Company utilizes the income-forecast method of amortization which is based on the relative annual contribution of cash flows of the asset over its life based on these projected future cash flows. Thus, the amount of the discounted cash flows generated in each year of this projection is used to determine the annual amortization of the customer list for the applicable year, which is then recognized evenly each month in the respective annual period. The annual amortization for the first year represents approximately 11% of the value of the customer list and the annual amortization for the second year represents approximately 13%

of the customer list value. The pro forma adjustments for the six months ended July 5, 2014 and the year ended December 28, 2013 include amortization for six months and twelve months, respectively.

(T)	Represents the estimated increase in interest expense associated with the incremental borrowings incurred on the Company’s ABL Facility of $20.8 million which was used to finance the Trail Tire acquisition. The Company used the weighted-average interest rate of 3.4% for the six months ended July 5, 2014 and 3.5% for the year ended December 28, 2013 to calculate the estimated increase in interest expense related to incremental borrowings under the ABL Facility. The six months ended July 5, 2014 and the year ended December 28, 2013 included interest expense for six months and twelve months, respectively. A 0.125% change to interest rates on the Company’s incremental ABL Facility borrowings would result in a change in pro forma interest expense of less than $0.1 million for both the six months ended July 5, 2014 and the year ended December 28, 2013.

(U)	Represents the income tax effect of the pro forma adjustments using the Canadian statutory income tax rate of 26.7%. This rate is an estimate and does not take into account future tax strategies that may apply to the combined Company.

(V)	Reflects the reclassification of Trail Tire’s historical bank charges to conform to the Company’s basis of presentation.

Extreme Wheel Pro Forma Adjustments

Adjustments included in the “Extreme Wheel” columns in the accompanying unaudited pro forma condensed combined statements of operations are as follows. These adjustments are based on preliminary estimates, which may change as additional information is obtained:

(W)	Represents estimated amortization of a finite-lived intangible asset acquired. The acquired intangible asset consisted of a customer list with a preliminary valuation of $4.4 million that is being amortized on an accelerated basis over an estimated useful life of 16 years. The estimated useful life has been determined based upon various accounting studies, historical acquisition experience, economic factors and future cash flows. A projection of future cash flows was utilized in valuing the customer list intangible asset. The Company utilizes the income-forecast method of amortization which is based on the relative annual contribution of cash flows of the asset over its life based on these projected future cash flows. Thus, the amount of the discounted cash flows generated in each year of this projection is used to determine the annual amortization of the customer list for the applicable year, which is then recognized evenly each month in the respective annual period. The annual amortization for the first year represents approximately 11% of the value of the customer list and the annual amortization for the second year represents approximately 13% of the customer list value. The pro forma adjustments for the six months ended July 5, 2014 and the year ended December 28, 2013 include amortization for six months and twelve months, respectively.

(X)	Represents the estimated increase in interest expense associated with the incremental borrowings incurred on the Company’s ABL Facility of $6.5 million which was used to finance the Extreme Wheel acquisition. The Company used the weighted-average interest rate of 3.4% for the six months ended July 5, 2014 and 3.5% for the year ended December 28, 2013 to calculate the estimated increase in interest expense related to incremental borrowings under the ABL Facility. The six months ended July 5, 2014 and the year ended December 28, 2013 included interest expense for six months and twelve months, respectively. A 0.125% change to interest rates on the Company’s incremental ABL Facility borrowings would result in a change in pro forma interest expense of less than $0.1 million for both the six months ended July 5, 2014 and the year ended December 28, 2013.

(Y)	Represents the income tax effect of the pro forma adjustments using the Canadian statutory income tax rate of 26.7%. This rate is an estimate and does not take into account future tax strategies that may apply to the combined Company.

(Z)	Reflects the reclassification of Extreme Wheel’s historical bank charges to conform to the Company’s basis of presentation.

Kirks Tire Pro Forma Adjustments

Adjustments included in the “Kirks Tire” columns in the accompanying unaudited pro forma condensed combined statements of operations are as follows. These adjustments are based on preliminary estimates, which may change as additional information is obtained:

(AA)	Represents estimated amortization of a finite-lived intangible asset acquired. The acquired intangible asset consisted of a customer list with a preliminary valuation of $52.8 million that is being amortized on an accelerated basis over an estimated useful life of 16 years. The estimated useful life has been determined based upon various accounting studies, historical acquisition experience, economic factors and future cash flows. A projection of future cash flows was utilized in valuing the customer list intangible asset. The Company utilizes the income-forecast method of amortization which is based on the relative annual contribution of cash flows of the asset over its life based on these projected future cash flows. Thus, the amount of the discounted cash flows generated in each year of this projection is used to determine the annual amortization of the customer list for the applicable year, which is then recognized evenly each month in the respective annual period. The annual amortization for the first year represents approximately 10% of the value of the customer list and the annual amortization for the second year represents approximately 13% of the customer list value. The pro forma adjustments for the six months ended July 5, 2014 and the year ended December 28, 2013 include amortization for six months and twelve months, respectively.

(AB)	Represents the estimated increase in interest expense associated with the incremental borrowings incurred on the Company’s ABL Facility of $73.0 million which was used to finance the Kirks Tire acquisition. The Company used the weighted-average interest rate of 3.4% for the six months ended July 5, 2014 and 3.5% for the year ended December 28, 2013 to calculate the estimated increase in interest expense related to incremental borrowings under the ABL Facility. The six months ended July 5, 2014 and the year ended December 28, 2013 included interest expense for six months and twelve months, respectively. A 0.125% change to interest rates on the Company’s incremental ABL Facility borrowings would result in a change in pro forma interest expense of less than $0.1 million for both the six months ended July 5, 2014 and the year ended December 28, 2013.

(AC)	Represents the income tax effect of the pro forma adjustments using the Canadian statutory income tax rate of 26.7%. This rate is an estimate and does not take into account future tax strategies that may apply to the combined Company.

(AD)	Reflects the reclassification of Kirks Tire’s historical bank charges to conform to the Company’s basis of presentation.

(AE)	Represents an adjustment to eliminate the operating results of Kirks Tire’s retail business from its historical statement of operations for the year ended December 28, 2013 as the Company did not acquire the Kirks Tire retail business. The historical interim statement of operations for the six months ended July 5, 2014 did not include Kirks Tire’s retail business so no adjustment is needed.

RTD Edmonton Pro Forma Adjustments

Adjustments included in the “RTD Edmonton” columns in the accompanying unaudited pro forma condensed combined statements of operations are as follows. These adjustments are based on preliminary estimates, which may change as additional information is obtained:

(AF)	Represents estimated amortization of a finite-lived intangible asset acquired. The acquired intangible asset consisted of a customer list with a preliminary valuation of $23.3 million that is being amortized on an accelerated basis over an estimated useful life of 16 years. The estimated useful life has been determined based upon various accounting studies, historical acquisition experience, economic factors and future cash flows. A projection of future cash flows was utilized in valuing the customer list intangible asset. The Company utilizes the income-forecast method of amortization which is based on the relative annual contribution of cash flows of the asset over its life based on these projected future cash flows. Thus, the amount of the discounted cash flows generated in each year of this projection is used to determine the annual amortization of the customer list for the applicable year, which is then recognized evenly each month in the respective annual period. The annual amortization for the first year represents approximately 11% of the value of the customer list and the annual amortization for the second year represents approximately 13% of the customer list value. The pro forma adjustments for the six months ended July 5, 2014 and the year ended December 28, 2013 include amortization for six months and twelve months, respectively.

(AG)	Represents the estimated increase in interest expense associated with the incremental borrowings incurred on the Company’s ABL Facility of $31.9 million which was used to finance the RTD Edmonton acquisition. The Company used the weighted-average interest rate of 3.4% for the six months ended July 5, 2014 and 3.5% for the year ended December 28, 2013 to calculate the estimated increase in interest expense related to incremental borrowings under the ABL Facility. The six months ended July 5, 2014 and the year ended December 28, 2013 included interest expense for six months and twelve months, respectively. A 0.125% change to interest rates on the Company’s incremental ABL Facility borrowings would result in a change in pro forma interest expense of less than $0.1 million for both the six months ended July 5, 2014 and the year ended December 28, 2013.

(AH)	Represents the income tax effect of the pro forma adjustments using the Canadian statutory income tax rate of 26.7%. This rate is an estimate and does not take into account future tax strategies that may apply to the combined Company.

(AI)	Reflects the reclassification of RTD Edmonton’s historical bank charges to conform to the Company’s basis of presentation.

(AJ)	Represents an adjustment to RTD Edmonton’s historical results of operations related the consolidation of Tirecraft Western Canada Ltd., a wholly-owned subsidiary of RTD Edmonton that was acquired by the Company as part of the acquisition of RTD Edmonton, in accordance with U.S. GAAP. RTD Edmonton’s historical results of operations have not been adjusted to consolidate any other wholly-owned subsidiaries and investments for which RTD Edmonton had significant influence over as the Company did not take ownership of these investees as part of the acquisition of RTD Edmonton.

RTD Calgary Pro Forma Adjustments

Adjustments included in the “RTD Calgary” columns in the accompanying unaudited pro forma condensed combined statements of operations are as follows. These adjustments are based on preliminary estimates, which may change as additional information is obtained:

(AK)

Represents estimated amortization of a finite-lived intangible asset acquired. The acquired intangible asset consisted of a customer list with a preliminary valuation of $13.6 million that is being amortized on an accelerated basis over an estimated useful life of 16 years. The estimated useful life has been determined based upon various accounting studies, historical acquisition experience, economic factors and future cash flows. A projection of future cash flows was utilized in valuing the customer list intangible asset. The Company utilizes the income-forecast method of amortization which is based on the relative annual contribution of cash flows of the asset over its life based on these projected future cash flows. Thus, the amount of the discounted cash flows generated in each year of this projection is used to determine the annual amortization of the customer list for the applicable year, which is then recognized evenly each month in the respective annual period. The annual amortization for the first year represents approximately 11% of the value of the customer list and the annual amortization for the second year represents approximately 13% of the customer list value. The pro forma adjustments for the six months ended July 5, 2014 and the year ended December 28, 2013 include amortization for six months and twelve months, respectively.

(AL)	Represents the estimated increase in interest expense associated with the incremental borrowings incurred on the Company’s ABL Facility of $20.7 million which was used to finance the RTD Calgary acquisition. The Company used the weighted-average interest rate of 3.4% for the six months ended July 5, 2014 and 3.5% for the year ended December 28, 2013 to calculate the estimated increase in interest expense related to incremental borrowings under the ABL Facility. The six months ended July 5, 2014 and the year ended December 28, 2013 included interest expense for six months and twelve months, respectively. A 0.125% change to interest rates on the Company’s incremental ABL Facility borrowings would result in a change in pro forma interest expense of less than $0.1 million for both the six months ended July 5, 2014 and the year ended December 28, 2013.

(AM)	Represents the income tax effect of the pro forma adjustments using the Canadian statutory income tax rate of 26.7%. This rate is an estimate and does not take into account future tax strategies that may apply to the combined Company.

(AN)	Reflects the reclassification of RTD Calgary’s historical bank charges to conform to the Company’s basis of presentation.

RTD Pro Forma Adjustments

Adjustments included in the “RTD” column in the accompanying unaudited pro forma condensed combined statement of operations for the year ended December 28, 2013 are as follows:

(AO)	Represents estimated amortization of the finite-lived intangible assets acquired. The acquired intangible assets consisted of a customer list with a valuation of $41.2 million that is being amortized on an accelerated basis over an estimated useful life of 16 years, a tradename with a valuation of $1.9 million that is being amortized on a straight-line basis over an estimated useful life of five years and a favorable leases intangible asset with a valuation of $0.4 million that is being amortized on a straight-line basis over an estimated useful life of four years. The estimated useful lives have been determined based upon various accounting studies, historical acquisition experience, economic factors and future cash flows. The pro forma adjustment for the year ended December 28, 2013 included amortization for four months consisting of $2.4 million of customer list amortization and $0.2 million of amortization related to the tradename and favorable leases. A projection of future cash flows was utilized in valuing the customer list intangible asset. The Company utilizes the income-forecast method of amortization which is based on the relative annual contribution of cash flows of the asset over its life based on these projected future cash flows. Thus, the amount of the discounted cash flows generated in each year of this projection is used to determine the annual amortization of the customer list for the applicable year, which is then recognized evenly each month in the respective annual period. The annual amortization for the first year represents approximately 17% of the value of the customer list asset.

(AP)	Represents the reversal of the interest expense recognized by RTD related to debt that was not assumed by ATD Corporation and paid off in conjunction with the acquisition.

(AQ)	Represents the estimated increase in interest expense associated with the incremental borrowings incurred on the Company’s ABL Facility of $67.0 million which was used to finance the RTD acquisition. In addition, the incremental amortization of deferred financing costs was included to determine the total increase in interest expense.

The estimated increase in interest expense is calculated as follows:

In thousands	Fiscal Year Ended December 28, 2013
Increase in interest expense on ABL Facility (1)	778
Incremental amortization of deferred financing costs related to the ABL Facility (2)	177

Net adjustment	$955

(1)	Represents additional interest expense related to the incremental borrowings incurred on the Company’s ABL Facility of $67.0 million used to finance the RTD acquisition. The Company used the weighted-average interest rate of 3.5% for the fiscal year ended December 28, 2013 to calculate the estimated increase in interest expense related to incremental borrowings under the ABL Facility for the period from January 1, 2013 to April 30, 2013, the acquisition date.

(2)	Represents additional interest expense for the period from January 1, 2013 to April 30, 2013 for the amortization of deferred financing costs related to the Canadian FILO Facility of $592,000 amortized over 17 months and amortization of deferred financing costs related to the Canadian ABL Facility of $469,000 amortized over 53 months.

A 0.125% change to interest rates on the Company’s incremental U.S. ABL Facility borrowings would result in a change in pro forma interest expense of approximately $0.1 million for the year ended December 28, 2013.

(AR)	Represents the income tax effect of the pro forma adjustments using the Canadian statutory income tax rate of 26.7%. This rate is an estimate and does not take into account future tax strategies that may apply to the combined Company.

(AS)	Represents the reversal of transaction expenses included in the historical results for ATD Corporation and RTD that are directly related to the acquisition and non-recurring.

(AT)	Represents the reversal of amortization of inventory step-up included in the historical results for ATD Corporation that is directly related to the RTD acquisition and non-recurring. The carrying value of the acquired inventory was adjusted to the estimated fair market value, which is the estimated selling price less the sum of (a) costs of disposal and (b) a reasonable profit margin for completing the selling effort. The step-up in inventory value was amortized into cost of goods sold over the period of the Company’s normal inventory turns, which approximated two months.

Use of Offering Proceeds

(AU)	Reflects the shares to be sold in this offering and the application of the net proceeds of approximately $ therefrom to be received by us, assuming an initial public offering price of $ per share (the midpoint of the offering range shown on the cover of this prospectus), as described in “Use of Proceeds,” excluding the effect of the Additional Term Loan and the use of proceeds therefrom.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion and analysis includes forward-looking statements that involve risks and uncertainties. You should read the “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. The terms “Company,” “we,” “our” or “us,” as used herein, refer to ATD Corporation and its consolidated subsidiaries unless otherwise stated or indicated by context. Amounts presented may not add due to rounding.

Company Overview

We are the largest distributor of replacement tires in North America based on dollar amount of wholesale sales and number of warehouses. We provide a wide range of products and value-added services to customers in each of the key market channels to enable tire retailers to more effectively service and grow sales to consumers. Through our network of more than 140 distribution centers in the United States and Canada, we offer access to an extensive breadth and depth of inventory, representing more than 40,000 SKUs, to approximately 80,000 customers. In 2013, we distributed more than 40 million replacement tires after giving effect to recent acquisitions. We estimate that our share of the replacement passenger and light truck tire market in 2013, after giving effect to our recently completed acquisitions, would have been approximately 14% in the United States, up from approximately 1% in 1996, and approximately 21% in Canada.

We serve a highly diversified customer base across multiple channels, comprised of local, regional and national independent tire retailers, mass merchandisers, warehouse clubs, tire manufacturer-owned stores, automotive dealerships and web-based marketers. We have a significant market presence in a number of these key market channels and we believe that we are the only replacement tire distributor in North America that services each of these key market channels. During fiscal 2013, our largest customer and top ten customers accounted for 3.1% and 10.9%, respectively, of our net sales. We believe we are a top supplier to many of our customers and have maintained relationships with our top 20 customers that exceed a decade on average.

We believe we distribute one of the broadest product offerings in our industry, supplying our customers with nine of the top ten leading passenger and light truck tire brands. We carry the flag brands from each of the four largest tire manufacturers—Bridgestone, Continental, Goodyear and Michelin—as well as the Cooper, Hankook, Kumho, Nexen, Nitto and Pirelli brands. We also sell lower price point associate and proprietary brands of these and many other tire manufacturers, and through our acquisition of Hercules we also own and market our proprietary Hercules® brand, the number one private brand in North America in 2013 based on unit sales. In addition, we sell custom wheels and accessories and related tire supplies and tools. In fiscal 2013, tire sales accounted for 97.4% of our net sales, with sales of passenger and light truck tires accounting for 82.3% of our net sales. Tire supplies, tools and custom wheels and accessories represented approximately 2.6% of our net sales. We believe that our large and diverse product offering allows us to penetrate the replacement tire market across a broad range of price points.

Our growth strategy, coupled with our access to capital and our scalable platform, enables us to continue to expand organically in existing markets as well as in new geographic areas. We also expect to continue to employ a selective acquisition strategy to increase our share in the markets we currently service as well as to expand our distribution into new markets, utilizing our scale in an effort to realize significant synergies. In addition, we are investing in technology and each sales channel to fuel our future growth. As a result, we believe that we are well positioned to continue to achieve above-market growth in all market environments and to continue to enhance our profitability and cash flows.

Industry Overview

The U.S. and Canadian replacement tire markets have historically experienced stable growth and favorable pricing dynamics. However, these markets are subject to changes in consumer confidence and economic conditions. As a result, tire consumers may opt to temporarily defer replacement tire purchases or purchase less costly brands during challenging economic periods when macroeconomic factors such as unemployment, high fuel costs and weakness in the housing market impact their financial health.

From 1955 through 2013, U.S. replacement tire unit shipments increased by an average of approximately 3% per year. We believe that we are experiencing the beginning of a recovery after a prolonged downturn, which began in 2008 for the replacement tire market. Replacement tire unit shipments were up 4.4% in the United States and 0.7% in Canada in 2013 as compared to 2012, as a rebound in the housing market, a decline in unemployment rates and increases in vehicle sales and vehicle miles driven impacted the U.S. and Canadian replacement tire markets favorably. The RMA projects that replacement tire shipments will increase by approximately 2% in the United States 2014 as compared to 2013, as demand drivers continue to strengthen.

Going forward, we believe that long-term growth in the U.S. and Canadian replacement tire markets will continue to be driven by favorable underlying dynamics, including:

•	increases in the number and average age of passenger cars and light trucks;

•	increases in the number of miles driven;

•	increases in the number of licensed drivers as the U.S. and Canadian population continues to grow;

•	increases in the number of replacement tire SKUs;

•	growth of the high-performance tire market; and

•	shortening of tire replacement cycles due to changes in product mix that increasingly favor high- performance tires, which have shorter average lives.
Recent Developments

Acquisitions and Expansion

As part of our ongoing business strategy, we intend to expand in existing markets as well as enter into previously underserved markets and new geographic areas. Since the second half of 2010, we opened new distribution centers in 23 locations throughout the contiguous United States. We expect to continue to evaluate additional geographic markets during the remainder of 2014 and beyond.

On June 27, 2014, we completed the following acquisitions:

•	Trail Tire. We acquired the wholesale distribution business of Trail Tire pursuant to an Asset Purchase Agreement by and among TriCan and the shareholders and principals of Trail Tire. Trail Tire is a wholesale distributor of tires, tire parts, tire accessories and related equipment in Canada.

•	Extreme Wheel. We acquired the wholesale distribution business of Extreme Wheel pursuant to an Asset Purchase Agreement by and between TriCan and the shareholder and principal of Extreme Wheel. Extreme Wheel is a wholesale distributor of wheels and related accessories in Canada.

•	Kirks. We acquired the wholesale distribution business of Kirks Tire pursuant to an Asset Purchase Agreement by and among TriCan and the shareholders and principals of Kirks Tire. Kirks Tire is engaged in (i) the wholesale distribution of tire, tire parts, tire accessories and related equipment and (ii) the retail sale and installation of tires, tire parts, and tire accessories and the manufacturing and sale of retread tires. We did not acquire Kirks Tire’s retail operations.

•	RTD Edmonton. We acquired the wholesale distribution business of RTD Edmonton pursuant to an Asset Purchase Agreement by and among TriCan and the shareholders and principals of RTD Edmonton. RTD Edmonton is a wholesale distributor of tires, tire parts, tire accessories and related equipment in Canada.

•	RTD Calgary. We acquired the wholesale distribution business of RTD Calgary pursuant to an Asset Purchase Agreement by and among TriCan and the shareholders and principals of RTD Calgary. RTD Calgary is a wholesale distributor of tires, tire parts, tire accessories and related equipment in Canada.

Terry’s Tire. On March 28, 2014, we completed the acquisition of Terry’s Tire pursuant to a Stock Purchase Agreement between us and TTT Holdings, which owned all of the capital stock of Terry’s Tire. Terry’s Tire and its subsidiaries are engaged in the business of purchasing, marketing, distributing and selling tires, wheels and related tire and wheel accessories on a wholesale basis to tire dealers, wholesale distributors, retail chains, automotive dealers and others, retreading tires and selling retread and other commercial tires through commercial outlets to end users and selling tires directly to consumers via the Internet. Terry’s Tire operated ten distribution centers spanning from Virginia to Maine and in Ohio. We believe the acquisition of Terry’s Tire will enhance our market position in these areas and aligns very well with our distribution centers, especially our new distribution centers that we opened over the past two years in the Northeast and Ohio. In its most recent fiscal year ended December 31, 2013, Terry’s Tire generated revenues and Adjusted EBITDA of approximately $502 million and $14 million, respectively and we expect the acquisition to generate annual operational synergies between $40 million and $45 million starting in 2015. For 2014, we expect to realize a portion of those synergies as we have begun the integration process.

Hercules. On January 31, 2014, we completed the acquisition of Hercules Holdings pursuant to an Agreement and Plan of Merger, dated January 24, 2014. Hercules Holdings owns all of the capital stock of Hercules. Hercules is engaged in the business of purchasing, marketing, distributing, and selling replacement tires for passenger cars, trucks, and certain off-road vehicles to tire dealers, wholesale distributors, retail distributors and others in the United States, Canada and internationally. Hercules operated 15 distribution centers in the United States, six distribution centers in Canada and one warehouse in northern China. Hercules also markets the Hercules® brand, which is one of the most sought-after proprietary tire brands in the industry. We believe the acquisition of Hercules will strengthen our presence in major markets such as California, Texas and Florida in addition to increasing our presence in Canada. Additionally, Hercules’ strong logistics and sourcing capabilities, including a long-standing presence in China, will also allow us to capitalize on the growing import market, as well as provide the ability to expand the international sales of the Hercules® brand. Finally, this acquisition will allow us to be a brand marketer of the Hercules® brand, which in 2013 had a 2% market share of the passenger and light truck market in North America and a 3% market share of highway truck tires in North America. In its most recent fiscal year ended October 31, 2013, Hercules generated revenues and Adjusted EBITDA of approximately $600 million and $27 million, respectively and we expect the acquisition to generate annual operational synergies between $30 million and $35 million starting in 2015. For 2014, we expect to realize a portion of those synergies as we have begun the integration process.

The following table shows the calculation of Adjusted EBITDA from the most directly comparable GAAP measure, net income (loss), for Hercules’ fiscal year ended October 31, 2013 and Terry’s Tire’s fiscal year ended December 31, 2013:

In millions	Hercules	Terry’s Tire
Net income (loss)	$6	$(12)
Depreciation and amortization	6	12
Interest expense	7	10
Income tax provision (benefit)	3	—
Non-cash stock compensation	2	—
Other(1)	3	4

Adjusted EBITDA	$27	$14

(1)	Other includes management fees, restructuring initiatives, non-cash gains and losses on the disposal of fixed assets and exchange gains and losses on foreign currency.

Kipling. On January 17, 2014, TriCan entered into and closed an Asset Purchase Agreement with Kipling Tire Co. LTD (“Kipling”) pursuant to which TriCan agreed to acquire the wholesale distribution business of Kipling. Kipling has operated as a retail-wholesale business since 1982. Kipling’s wholesale business distributes tires from its Etobicoke facilities to approximately 400 retail customers in Southern Ontario. Kipling’s retail operations were not acquired by TriCan and will continue to operate under its current ownership. This acquisition is expected to further strengthen TriCan’s presence in the Southern Ontario region of Canada.

RTD. On April 30, 2013, we completed the acquisition of RTD Holdco pursuant to a Share Purchase Agreement dated as of March 22, 2013, among TriCan, ATDI, RTD Holdco and RTD. RTD Holdco has no significant assets or operations other than its ownership of RTD. The operations of RTD constitute the operations of RTD Holdco. RTD is a wholesale distributor of tires, tire parts, tire accessories and related equipment in the Ontario and Atlantic provinces of Canada.

Credit Agreement Amendment

In addition, on June 16, 2014, we amended our credit agreement relating to our senior secured term loan facility to borrow an additional $420 million on the same terms as our Initial Term Loan. The proceeds from these additional borrowings were used to redeem all amounts outstanding under our Senior Secured Notes and pay related fees and expenses, as well as for working capital requirements and other general corporate purposes, including the financing of potential future acquisitions.

Proposed Additional Term Loan

In connection with this offering, ATDI also intends to borrow an additional $             million through the Additional Term Loan on the same terms as ATDI’s existing Term Loan. We intend to use the net proceeds therefrom, along with the net proceeds of this offering, to repay all amounts outstanding under ATDI’s 11.50% Senior Subordinated Notes due 2018.

Our Sponsor

Following the completion of this offering, the TPG Funds will own approximately     % of our common stock, or     % if the underwriters’ option to purchase additional shares of our common stock is fully exercised. As a result, TPG has and will continue to have significant influence over us, including with respect to our operations. TPG may have interests that differ from our other stockholders. See “Risk Factors—Risks Related to our Common Stock and this Offering—TPG will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of matters submitted to stockholders for a vote.” and “Certain Relationships and Related Party Transactions—Agreements with TPG and Management.”

Results of Operations

Our fiscal year is based on either a 52- or 53-week period ending on the Saturday closest to each December 31. Therefore, the financial results of 53-week fiscal years, and the associated 14-week quarter, will not be comparable to the prior and subsequent 52-week fiscal years and the associated quarters having only 13 weeks. The 2011 fiscal year, which ended December 31, 2011, the 2012 fiscal year, which ended December 29, 2012, and the 2013 fiscal year, which ended December 28, 2013, each contain operating results for 52 weeks. The quarters ended July 5, 2014 and June 29, 2013 each contain operating results for 13 weeks. The six months ended July 5, 2014 contains operating results for 27 weeks while the six months ended June 29, 2013 contains operating results for 26 weeks. It should be noted that our quarter-end reporting dates are different from our recently acquired subsidiaries. Hercules, Terry’s Tire, Trail Tire, Extreme Wheel, Kirks Tire, RTD Edmonton and RTD Calgary all have calendar quarter-end reporting dates with their second quarter of 2014 ending on June 30. Prior to the acquisitions, Hercules had an October 31 fiscal year end, Terry’s Tire had a December 31 fiscal year end, RTD and Kirks Tire each had a January 31 fiscal year end and Trail Tire, Extreme Wheel, RTD Edmonton and RTD Calgary each had a February 28 fiscal year end, but each such subsidiary changed its year end to be the same as that of the Company, effective as of their respective acquisition dates. It should also be noted that, prior to fiscal 2013, our year-end reporting date was different from that of our TriCan subsidiary. For fiscal 2012, TriCan had a calendar year-end reporting date. TriCan converted to our fiscal year-end reporting date during fiscal 2013. The impact from these differences on the consolidated financial statements was not material.

Quarter Ended July 5, 2014 Compared to the Quarter Ended June 29, 2013

The following table sets forth the period change for each category of the statements of operations, as well as each category as a percentage of net sales:

	Quarter Ended	Quarter Ended	Period Over Period Change	Period Over Period % Change	Percentage of Net Sales For the Respective Period Ended
In thousands	July 5, 2014	June 29, 2013	Favorable (unfavorable)	Favorable (unfavorable)	July 5, 2014	June 29, 2013
Net sales	$1,267,582	$955,075	$312,507	32.7%	100.0%	100.0%
Cost of goods sold	1,063,376	802,492	(260,884)	(32.5%)	83.9%	84.0%
Selling, general and administrative expenses	204,003	137,312	(66,691)	(48.6%)	16.1%	14.4%
Management fees	14,967	1,255	(13,712)	(1,092.6%)	1.2%	0.1%
Transaction expenses	15,490	2,266	(13,224)	(583.6%)	1.2%	0.2%

Operating income (loss)	(30,254)	11,750	(42,004)	(357.5%)	(2.4%)	1.2%
Other income (expense):
Interest expense	(32,223)	(17,387)	(14,836)	(85.3%)	(2.5%)	(1.8%)
Loss on extinguishment of debt	(17,113)	—	(17,113)	(100.0%)	(1.4%)	—
Other, net	3,752	(1,935)	5,687	293.9%	0.3%	(0.2%)

Income (loss) from continuing operations before income taxes	(75,838)	(7,572)	(68,266)	(901.6%)	(6.0%)	(0.8%)
Income tax provision (benefit)	(26,370)	(1,735)	24,635	1,419.9%	(2.1%)	(0.2%)

Income (loss) from continuing operations	(49,468)	(5,837)	(43,631)	(747.5%)	(3.9%)	(0.6%)
Income (loss) from discontinued operations, net of tax	(48)	—	(48)	(100.0%)	(0.0%)	—

Net income (loss)	$(49,516)	$(5,837)	$(43,679)	(748.3%)	(3.9%)	(0.6%)

Net Sales

Net sales for the quarter ended July 5, 2014 were $1,267.6 million, a $312.5 million, or 32.7%, increase, as compared with the quarter ended June 29, 2013. The increase in net sales was primarily driven by the combined results of new distribution centers as well as the acquisitions of Hercules and Terry’s Tire and our 2013 acquisitions of Wholesale Tire Distributors (“WTD”), TDI and RTD. These growth initiatives added $296.8 million of incremental sales in the second quarter of 2014. In addition, we experienced an increase in comparable tire unit sales of $35.5 million primarily driven by an overall stronger sales unit environment. However, these increases were partially offset by lower net tire pricing of $16.8 million, primarily driven by manufacturer marketing specials, competitive pricing positions in certain U.S. markets, as well as a shift in product mix in our lower priced point offerings.

Cost of Goods Sold

Cost of goods sold for the quarter ended July 5, 2014 were $1,063.4 million, a $260.9 million, or 32.5%, increase, as compared with the quarter ended June 29, 2013. The increase in cost of goods sold was primarily driven by the combined results of new distribution centers as well as the acquisitions of Hercules, Terry’s Tire, RTD, WTD and TDI. These growth initiatives added $263.6 million of incremental costs in the second quarter of 2014. Cost of goods sold for the quarter ended July 5, 2014 also includes $12.5 million related to the non-cash amortization of the inventory step-up recorded in connection with the acquisition of Terry’s Tire as compared to $2.7 million during the quarter ended June 29, 2013. In addition, an overall stronger sales unit environment increased cost of goods sold by $12.0 million. These increases were partially offset by lower net tire pricing of $15.1 million.

Cost of goods sold as a percentage of net sales was 83.9% for the quarter ended July 5, 2014, a slight decrease compared with 84.0% for the quarter ended June 29, 2013. The decrease in cost of goods sold as a percentage of net sales was primarily driven by the margin contribution of the Hercules brand, a lower level of manufacturer price repositioning this year as compared to the prior year and an incremental benefit from manufacturer programs during the current year. This decrease was partially offset by the non-cash amortization of the $12.5 million inventory step-up recorded in connection with the Terry’s Tire acquisition, which had a 1.0% impact on cost of goods sold as a percentage of net sales.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the quarter ended July 5, 2014 were $204.0 million, a $66.7 million, or 48.6%, increase as compared with the quarter ended June 29, 2013. The increase in selling, general and administrative expenses was primarily related to incremental costs associated with our new distribution centers as well as the acquisitions of Hercules, Terry’s Tire, RTD, WTD and TDI. Combined, these factors added $51.9 million of incremental costs to the second quarter of 2014. In addition, we also experienced a $9.2 million increase in salaries and wage expense primarily related to higher sales volume and related headcount as well as higher incentive and commission compensation. Additionally, occupancy & vehicle expense increased $1.3 million due to higher cost as we expanded several of our distribution centers to better service our existing customers.

Selling, general and administrative expenses as a percentage of net sales were 16.1% for the quarter ended July 5, 2014; an increase compared with 14.4% for the quarter ended June 29, 2013. The increase in selling, general and administrative expenses as a percentage of net sales was primarily driven by an increase in costs associated with our growth expansion of recently opened and acquired distribution centers, as our consolidation of the Hercules distribution centers will not be finalized until the latter part of the third quarter and the consolidation of the Terry’s Tire’s distribution centers did not commence until the latter part of second quarter and will extend thru the latter part of the third quarter. In addition, higher depreciation and amortization expense between periods resulted in a 0.2% increase in selling, general and administrative expenses as a percentage of net sales.

Management fees

Management fees for the quarter ended July 5, 2014 of $15.0 million represents a monitoring fee paid to a management company affiliated with our Sponsor, TPG, for certain management, consulting and financial services as well as fees paid to our outside board of directors. In addition, the quarter ended July 5, 2014 includes a $13.5 million fee paid to a management company affiliated with TPG in connection with the acquisitions of Terry’s Tire and Hercules.

Transaction Expenses

Transaction expenses for the quarter ended July 5, 2014 were $15.5 million and were primarily related to costs associated with our acquisitions of Hercules and Terry’s Tire, as well as with expenses related to potential future acquisitions and other corporate initiatives. During the quarter ended June 29, 2013, transaction expenses of $2.3 million primarily related to costs associated with our acquisition of RTD in April 2013 and TriCan in November 2012, as well as with expenses related to potential future acquisitions and other corporate initiatives.

Interest Expense

Interest expense for the quarter ended July 5, 2014 was $32.2 million, a $14.8 million, or 85.3%, increase, compared with the quarter ended June 29, 2013. This increase was due to higher debt levels associated with our ABL Facility, FILO Facility, Additional Subordinated Notes and Term Loan, all as defined under “Liquidity and Capital Resources,” which were driven by our 2014 acquisitions and the redemption of our Senior Secured Notes. In addition, changes in the fair value of our interest rate swaps resulted in a $0.8 million increase in interest expense.

Loss on Extinguishment of Debt

Loss on extinguishment of debt for the quarter ended July 5, 2014 of $17.1 million related to the early redemption of all $250.0 million aggregate principal amount of our 9.75% Senior Secured Notes on June 16, 2014 at a redemption price of 104.875% of the principal amount. Additionally, the loss on extinguishment of debt includes approximately $4.9 million related to the write-off of the unamortized original issuance discount and unamortized deferred financing fees associated with the Senior Secured Notes.

Provision (Benefit) for Income Taxes

Our income tax benefit for the quarter ended July 5, 2014 was $26.4 million, based on pre-tax loss of $75.8 million; our effective tax rate under the discrete method was 34.8%. For the quarter ended June 29, 2013, our income tax benefit was $1.7 million, based on a pre-tax loss of $7.6 million; our effective tax rate was 22.9%.

Six Months Ended July 5, 2014 Compared to the Six Months Ended June 29, 2013

The following table sets forth the period change for each category of the statements of operations, as well as each category as a percentage of net sales:

	Six Months Ended	Six Months Ended	Period Over Period Change	Period Over Period % Change	Percentage of Net Sales For the Respective Period Ended
In thousands	July 5, 2014	June 29, 2013	Favorable (unfavorable)	Favorable (unfavorable)	July 5, 2014	June 29, 2013
Net sales	$2,343,051	$1,795,053	$547,998	30.5%	100.0%	100.0%
Cost of goods sold	1,980,690	1,510,648	(470,042)	(31.1%)	84.5%	84.2%
Selling, general and administrative expenses	381,313	272,825	(108,488)	(39.8%)	16.3%	15.2%
Management fees	15,575	2,246	(13,329)	(593.5%)	0.7%	0.1%
Transaction expenses	20,176	3,289	(16,887)	(513.4%)	0.9%	0.2%

Operating income (loss)	(54,703)	6,045	(60,748)	(1,004.9%)	-2.3%	0.3%
Other income (expense):
Interest expense	(56,622)	(34,627)	(21,995)	(63.5%)	-2.4%	-1.9%
Loss on extinguishment of debt	(17,113)	—	(17,113)	(100.0%)	-0.7%	—
Other, net	1,950	(2,908)	4,858	167.1%	0.1%	-0.2%

Income (loss) from continuing operations before income taxes	(126,488)	(31,490)	(94,998)	(301.7%)	-5.4%	-1.8%
Income tax provision (benefit)	(42,976)	(9,362)	33,614	359.0%	-1.8%	-0.5%

Income (loss) from continuing operations	(83,512)	(22,128)	(61,384)	(277.4%)	-3.6%	-1.2%
Income (loss) from discontinued operations, net of tax	(48)	—	(48)	(100.0%)	0.0%	—

Net income (loss)	$(83,560)	$(22,128)	$(61,432)	(277.6%)	-3.6%	-1.2%

Net Sales

Net sales for the six months ended July 5, 2014 were $2,343.1 million, a $548.0 million, or 30.5%, increase, as compared with the six months ended June 29, 2013. The increase in net sales was primarily driven by the combined results of new distribution centers as well as the acquisitions of Hercules and Terry’s Tire and our 2013 acquisitions of WTD, TDI and RTD. These growth initiatives added $464.3 million of incremental sales during the six month period of 2014. In addition, we experienced an increase in comparable tire unit sales of $134.3 million primarily driven by an overall stronger sales unit environment and the inclusion of five additional selling days in our first quarter of 2014 which contributed approximately $47.0 million to the unit increase. However, these increases were partially offset by lower net tire pricing of $47.0 million, primarily driven by manufacturer marketing specials, competitive pricing positions in certain U.S. markets, as well as a shift in product mix in our lower priced point offerings.

Cost of Goods Sold

Cost of goods sold for the six months ended July 5, 2014 were $1,980.7 million, a $470.0 million, or 31.1%, increase, as compared with the six months ended June 29, 2013. The increase in cost of goods sold was primarily driven by the combined results of new distribution centers as well as the acquisitions of Hercules, Terry’s Tire, RTD, WTD and TDI. These growth initiatives added $402.2 million of incremental costs during the six month period of 2014. Cost of goods sold for the six months ended July 5, 2014 also includes $31.6 million related to the non-cash amortization of the inventory step-up recorded in connection with the acquisitions of Terry’s Tire, Hercules and WTD as compared to $4.9 million during the six months ended June 29, 2013. In addition, the inclusion of five additional selling days in our first quarter of 2014 and an overall stronger sales unit environment increased cost of goods sold by $95.8 million (of which approximately $41.0 million was due to the five additional selling days). These increases were partially offset by lower net tire pricing of $42.5 million.

Cost of goods sold as a percentage of net sales was 84.5% for the six months ended July 5, 2014, an increase compared with 84.2% for the six months ended June 29, 2013. The increase in cost of goods sold as a percentage of net sales was primarily driven by the $31.6 million non-cash amortization of the inventory step-up recorded in connection with the Terry’s Tire, Hercules and WTD acquisitions. This increase had a 1.5% impact on cost of goods sold as a percentage of net sales. Excluding the non-cash amortization of the inventory step-up, the decrease in cost of goods sold as a percentage of net sales was primarily driven by the margin contribution of the Hercules brand, a lower level of manufacturer price repositioning this year as compared to the prior year and an incremental benefit from manufacturer programs during the current year.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the six months ended July 5, 2014 were $381.3 million, a $108.5 million, or 39.8%, increase as compared with the six months ended June 29, 2013. The increase in selling, general and administrative expenses was primarily related to incremental costs associated with our new distribution centers as well as the acquisitions of Hercules, Terry’s Tire, RTD, WTD and TDI. Combined, these factors added $84.8 million of incremental costs to the six month period of 2014. In addition, we also experienced a $17.3 million increase in salaries and wage expense primarily due to higher sales volume and related headcount, higher incentive and commission compensation and the inclusion of five additional selling days in our first quarter of 2014, which contributed approximately $3.8 million to the year-over-year increase. Additionally, occupancy and vehicle expense increased $2.4 million due to higher cost as we expanded several of our distribution centers to better service our existing customers.

Selling, general and administrative expenses as a percentage of net sales were 16.3% for the six months ended July 5, 2014; an increase compared with 15.2% for the six months ended June 29, 2013. The increase in selling, general and administrative expenses as a percentage of net sales was primarily driven by an increase in costs associated with our growth expansion of recently opened and acquired distribution centers, as our consolidation of the Hercules distribution centers will not be finalized until the latter part of the third quarter and the consolidation of the Terry’s Tire’s distribution centers did not commence until the latter part of the second quarter and will extend thru the latter part of the third quarter.

Management fees

Management fees for the six months ended July 5, 2014 of $15.6 million represents a monitoring fee paid to a management company affiliated with our Sponsor, TPG, for certain management, consulting and financial services as well as fees paid to our outside board of directors. In addition, the six months ended July 5, 2014 includes a $13.5 million fee paid to a management company affiliated with TPG in connection with the acquisitions of Terry’s Tire and Hercules.

Transaction Expenses

Transaction expenses for the six months ended July 5, 2014 were $20.2 million and were primarily related to costs associated with our acquisitions of Hercules and Terry’s Tire, as well as with expenses related to potential future acquisitions and other corporate initiatives. During the six months ended June 29, 2013, transaction expenses of $3.3 million primarily related to costs associated with our acquisitions of RTD in April 2013 and TriCan in November 2012, as well as with expenses related to potential future acquisitions and other corporate initiatives.

Interest Expense

Interest expense for the six months ended July 5, 2014 was $56.6 million, a $22.0 million, or 63.5%, increase compared with the six months ended June 29, 2013. This increase was due to higher debt levels associated with our ABL Facility, FILO Facility, Additional Subordinated Notes and Term Loan, all as defined under “Liquidity and Capital Resources,” which were driven by our 2014 acquisitions and the redemption of our Senior Secured Notes. In addition, changes in the fair value of our interest rate swaps resulted in a $1.2 million increase in interest expense.

Loss on Extinguishment of Debt

Loss on extinguishment of debt for the six months ended July 5, 2014 of $17.1 million related to the early redemption of all $250.0 million aggregate principal amount of our 9.75% Senior Secured Notes on June 16, 2014 at a redemption price of 104.875% of the principal amount. Additionally, the loss on extinguishment of debt includes approximately $4.9 million related to the write-off the of unamortized original issuance discount and unamortized deferred financing fees associated with the Senior Secured Notes.

Provision (Benefit) for Income Taxes

Our income tax benefit for the six months ended July 5, 2014 was $43.0 million, based on pre-tax loss of $126.5 million; our effective tax rate under the discrete method was 34.0%. For the six months ended June 29, 2013, our income tax benefit was $9.4 million, based on a pre-tax loss of $31.5 million; our effective tax rate was 29.7%. The effective rate of the year-to-date tax provision is lower than the statutory income tax rate primarily due to earnings in a foreign jurisdiction taxed at rates lower than the statutory U.S. federal rate and non-deductible transaction costs, which lowered the effective tax rate by 0.5% and 0.5%, respectively.

Fiscal 2013 Compared to Fiscal 2012

The following table sets forth the period change for each category of the statements of operations, as well as each category as a percentage of net sales:

	Fiscal Year Ended	Fiscal Year Ended	Period Over Period Change	Period Over Period % Change	Percentage of Net Sales For the Respective Period Ended
In thousands	December 28, 2013	December 29, 2012	Favorable (unfavorable)	Favorable (unfavorable)	December 28, 2013	December 29, 2012
Net sales	$3,839,269	$3,455,864	$383,405	11.1%	100.0%	100.0%
Cost of goods sold	3,188,409	2,887,421	(300,988)	(10.4%)	83.0%	83.6%
Selling, general and administrative expenses	574,987	506,558	(68,429)	(13.5%)	15.0%	14.7%
Transaction expenses	6,719	5,246	(1,473)	(28.1%)	0.2%	0.2%

Operating income (loss)	69,154	56,639	12,515	22.1%	1.8%	1.6%
Other income (expense):
Interest expense	(74,316)	(72,910)	(1,406)	(1.9%)	(1.9%)	(2.1%)
Other, net	(5,196)	(3,895)	(1,301)	(33.4%)	(0.1%)	(0.1%)

Income (loss) from operations before income taxes	(10,358)	(20,166)	9,808	48.6%	(0.3%)	(0.6%)
Income tax provision (benefit)	(3,982)	(5,965)	(1,983)	(33.2%)	(0.1%)	(0.2%)

Net income (loss)	$(6,376)	$(14,201)	$7,825	55.1%	(0.2%)	(0.4%)

Net Sales

Net sales for fiscal 2013 were $3,839.3 million, a $383.4 million or 11.1% increase compared with fiscal 2012. The increase in net sales was primarily driven by the combined results of new distribution centers as well as the acquisition of TriCan and Firestone of Denham Springs, Inc. d/b/a Consolidated Tire & Oil (“CTO”) in fiscal 2012 and RTD, TDI and WTD in fiscal 2013. These growth initiatives added $464.4 million of incremental sales during fiscal 2013. In addition, despite one less selling day in fiscal 2013 as compared to fiscal 2012, we experienced an increase in comparable tire unit sales of $3.6 million primarily driven by an overall stronger sales unit environment particularly during the fourth quarter of 2013. However, these increases were partially offset by lower net tire pricing of $92.0 million, which included $68.8 million related to passenger and light truck tires and $15.5 million related to medium truck tires, primarily driven by manufacturer price repositioning, as well as a slight shift in product mix in our lower priced point offerings specifically our entry level imported products.

Cost of Goods Sold

Cost of goods sold for fiscal 2013 were $3,188.4 million, a $301.0 million or a 10.4% increase compared with fiscal 2012. The increase in cost of goods sold was primarily driven by the combined results of new distributions centers as well as the acquisition of TriCan and CTO in fiscal 2012 and RTD, TDI and WTD in fiscal 2013. These growth initiatives added $379.1 million of incremental costs during fiscal 2013. In addition, despite one less selling day in fiscal 2013 as compared to fiscal 2012, we experienced an overall stronger sales unit environment, particularly during fourth quarter of 2013, which increased cost of goods sold by $0.9 million. Cost of goods sold for fiscal 2013 also includes $5.4 million related to non-cash amortization of the inventory step-up recorded in connection with the acquisitions of TriCan, RTD, TDI and WTD as compared to $4.1 million during fiscal 2012. These increases were partially offset by lower net tire pricing of $78.6 million.

Cost of goods sold as a percentage of net sales was 83.0% for fiscal 2013, a decrease compared with 83.6% from fiscal 2012. The decrease in cost of goods sold as a percentage of net sales was primarily driven by a higher level of manufacturer program benefits in the current year, which was driven by an approximate 4% unit growth in the U.S., but was partially offset by a higher level of negative FIFO layers in 2013 as compared to 2012, which resulted from manufacturer price reductions.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for fiscal 2013 were $575.0 million, a $68.4 million or 13.5% increase compared with fiscal 2012. The increase in selling, general and administrative expenses was primarily related to incremental costs associated with our new distribution centers as well as the acquisition of TriCan and CTO in fiscal 2012 and RTD, TDI and WTD in fiscal 2013. Combined, these factors added $69.6 million of incremental costs to fiscal 2013, including increased amortization expense of $12.1 million from newly established intangible assets. In addition, we experienced a $5.3 million increase to vehicle and occupancy expenses due to a higher overall consumption of fuel and other vehicle related expenses as well as increases in occupancy costs as we expanded several of our distribution centers to better service our existing customers. Depreciation expense added an additional $4.7 million of costs to fiscal 2013 as we increased our capital expenditure costs for information system technologies. These increases were partially offset by a decrease in salaries and wage expense of $9.0 million, which related to lower commission compensation, as well as, improved operating efficiencies and headcount leverage in most of our distribution centers.

Selling, general and administrative expenses as a percentage of net sales was 15.0% for fiscal 2013; an increase compared with 14.7% during fiscal 2012. The increase in selling, general and administrative expenses as a percentage of net sales was substantially driven by an increase in non-cash depreciation and amortization expense.

Transaction Expenses

Transaction expenses for fiscal 2013 were $6.7 million and were primarily related to costs associated with our acquisitions of RTD, TDI and WTD as well as expenses related to potential future acquisitions and other corporate initiatives. Transaction expenses for fiscal 2012 were $5.2 million, which primarily related to acquisition costs associated with our acquisition of TriCan in November 2012 and CTO in May 2012 as well as with expenses related to potential future acquisitions and corporate initiatives. In addition, we incurred $1.3 million for exit costs associated with our decision to relocate an existing distribution center into an expanded distribution center during fiscal 2012.

Interest Expense

Interest expense for fiscal 2013 was $74.3 million, a $1.4 million or 1.9% increase compared with fiscal 2012. The increase is primarily due to higher average debt levels on our ABL Facility as well as our FILO Facility, resulting from our acquisitions of TriCan at the end of fiscal 2012 as well as RTD, TDI and WTD during fiscal 2013. In addition, interest expense for fiscal 2012 included $2.8 million relating to the write-off of deferred financing costs associated with the amendment of our ABL Facility in November 2012 that did not repeat in fiscal 2013. During fiscal 2013, we also recorded $0.7 million associated with the fair value changes of our interest rate swaps. The comparable amount recorded associated with these swaps during fiscal 2012 was $1.3 million.

Provision (Benefit) for Income Taxes

Our income tax benefit for fiscal 2013 was $4.0 million. The benefit, which was based on a pre-tax loss of $10.4 million, includes $66.2 million of amortization expense that is not deductible for income tax purposes. Our income tax benefit for 2012 was $6.0 million, which was based on pre-tax loss of $20.2 million, primarily resulting from a higher state effective tax rate as well as additional amortization expense related to the valuation of intangible assets acquired, which were recorded in connection with the Merger. Our effective tax rate for fiscal years 2013 and 2012 was 38.4% and 29.5%, respectively. The effective tax rate for fiscal 2013 was higher than the statutory tax rate primarily due to the adjustment to the transaction costs related to 2013 acquisitions, the release of the valuation allowance related to various state net operating losses, and the rate differences between U.S. and Canada. The effective tax rate for fiscal 2012 was lower than the statutory tax rate primarily due to the adjustment to the transaction costs related to the acquisition of TriCan, the impact from certain amortization expense that is non-deductible for tax purposes, and the rate differences between U.S. and Canada.

Fiscal 2012 Compared to Fiscal 2011

The following table sets forth the period change for each category of the statements of operations, as well as each category as a percentage of net sales:

	Fiscal Year Ended	Fiscal Year Ended	Period Over Period Change	Period Over Period % Change	Percentage of Net Sales For the Respective Period Ended
In thousands	December 29, 2012	December 31, 2011	Favorable (unfavorable)	Favorable (unfavorable)	December 29, 2012	December 31, 2011
Net sales	$3,455,864	$3,050,240	$405,624	13.3%	100.0%	100.0%
Cost of goods sold	2,887,421	2,535,020	(352,401)	(13.9%)	83.6%	83.1%
Selling, general and administrative expenses	506,558	437,260	(69,298)	(15.8%)	14.7%	14.3%
Transaction expenses	5,246	3,946	(1,300)	(32.9%)	0.2%	0.1%

Operating income (loss)	56,639	74,014	(17,375)	(23.5%)	1.6%	2.4%
Other income (expense):
Interest expense	(72,910)	(67,572)	(5,338)	(7.9%)	(2.1%)	(2.2%)
Other, net	(3,895)	(2,110)	(1,785)	(84.6%)	(0.1%)	(0.1%)

Income (loss) from operations before income taxes	(20,166)	4,332	(24,498)	(565.5%)	(0.6%)	0.1%
Income tax provision (benefit)	(5,965)	4,464	10,429	233.6%	(0.2%)	0.1%

Net income (loss)	$(14,201)	$(132)	$(14,069)	(10,658.3%)	(0.4%)	0.0%

Net Sales

Net sales for fiscal 2012 were $3,455.9 million, a $405.6 million or 13.3% increase compared with fiscal 2011. The increase in net sales was partially driven by higher net tire pricing of $167.1 million. The pricing increase, which included $127.0 million related to passenger and light truck tires and $28.1 million related to medium truck tires, resulted from our passing through tire manufacturer price increases predominately established during 2011, as well as selling a higher mix of flag brand product and a lower mix of Chinese manufactured product. The combined results of new distribution centers opened since the beginning of 2011 as well as the acquisitions of TriCan, CTO and Bowlus Service Company d/b/a North Central Tire (“NCT”) added $181.5 million of incremental sales during fiscal 2012. In addition, an increase in comparable tire unit sales across all tire categories contributed $40.4 million, primarily driven by passenger and light truck tires. However, the increase in comparable tire unit sales was slightly impacted by destocking of lower price point inventories throughout the marketplace in anticipation of the expiration of tariffs imposed on Chinese tire imports that ceased at the end of September 2012. As a result, comparable net sales of the Chinese tire imports decreased by $34.1 million.

Cost of Goods Sold

Cost of goods sold for fiscal 2012 were $2,887.4 million, a $352.4 million or a 13.9% increase compared with fiscal 2011. The increase in cost of goods sold was primarily driven by the combined results of new distribution centers opening since the beginning of 2011, as well as the acquisitions of TriCan, CTO, and NCT. These growth initiatives added $159.2 million of incremental costs during fiscal 2012. In addition, higher net tire pricing of $126.3 million contributed to the increase. The pricing increase, which included $103.6 million related to passenger and light truck tires and $23.6 million related to medium truck tires, resulted from tire manufacturer price increases predominately established during 2011, as well as selling a higher mix of flag brand product and a lower mix of Chinese manufactured product. In addition, an increase in comparable tire unit sales contributed $22.8 million, primarily driven by passenger and light truck tires. Fiscal 2012 also includes $4.1 million related to the non-cash amortization of the inventory step-up recorded in connection with the acquisition of TriCan.

Cost of goods sold as a percentage of net sales was 83.6% for fiscal 2012, an increase compared with 83.1% from fiscal 2011. The increase in the cost of goods sold as a percentage of net sales was primarily driven by a lower level of manufacturer price increases implemented during 2012 as compared to 2011, coupled with selective discounting by certain tire manufacturers during 2012 for the intention of spurring unit sales. These price increases generate favorable inventory cost layers that are passed through to our customers in the period instituted. In addition, competitive pricing pressures have increased as distributors vie for customers in a sluggish market.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for fiscal 2012 were $506.6 million, a $69.3 million or 15.8% increase compared with fiscal 2011. The increase in selling, general and administrative expenses was primarily related to incremental costs associated with our new distribution centers opened since the beginning of 2011 as well as the acquisitions of TriCan, CTO and NCT. Combined, these factors added $28.0 million of incremental costs to fiscal 2012, including increased amortization expense of $5.0 million from newly established intangible assets. In addition, we experienced an increase to salaries and wage expense of $14.1 million, primarily due to higher sales volume and related headcount; a $9.8 million increase to vehicle expense due to a higher price per gallon of fuel, higher overall consumption of fuel and other vehicle related expenses; as well as a $6.0 million increase in occupancy costs as we expanded several of our distribution centers to better service our existing customers. Depreciation expense added an additional $5.7 million of costs to fiscal 2012 as we increased our capital expenditure costs primarily for information system technologies.

Selling, general and administrative expenses as a percentage of net sales was 14.7% for fiscal 2012; an increase compared with 14.3% during fiscal 2011. The increase in selling, general and administrative expenses as a percentage of net sales was primarily driven by an increase in costs associated with our growth expansion of recently opened distribution centers as well as an increase in non-cash depreciation and amortization expense.

Transaction Expenses

Transaction expenses for fiscal 2012 were $5.2 million, which primarily related to acquisition costs associated with our acquisition of TriCan in November 2012 and CTO in May 2012 as well as with expenses related to potential future acquisitions and corporate initiatives. In addition, we incurred $1.3 million for exit costs associated with our decision to relocate an existing distribution center into an expanded distribution center during fiscal 2012. Transaction expenses for fiscal 2011 were $3.9 million, which primarily related to acquisition fees as well as costs incurred in connection with both the amendment of our ABL Facility and the registration of our Senior Secured Notes with the SEC. Additionally, we incurred $1.1 million for exit costs associated with our decision to relocate two existing distribution centers into two expanded distribution centers during fiscal 2011.

Interest Expense

Interest expense for fiscal 2012 was $72.9 million, a $5.3 million or 7.9% increase compared with fiscal 2011. The increase is primarily due to higher average debt levels on our ABL Facility partially offset by lower average interest rates on the outstanding debt. In addition, $2.8 million of the year-over-year increase relates to the write-off of deferred financing costs associated with the amendment of our ABL Facility in November 2012 due to a change in lenders in the syndication group for the amended ABL Facility. During fiscal 2012, we also recorded $1.3 million associated with the fair value changes of our interest rate swaps. The comparable amount recorded associated with these swaps during fiscal 2011 was $0.9 million.

Provision (Benefit) for Income Taxes

Our income tax benefit for fiscal 2012 was $6.0 million. The benefit, which was based on a pre-tax loss of $20.2 million, includes $58.6 million of amortization expense that is not deductible for income tax purposes. Our income tax provision for 2011 was $4.5 million, which was based on pre-tax income of $4.3 million, primarily resulting from a higher state effective tax rate as well as additional amortization expense related to the valuation of intangible assets acquired, which were recorded in connection with the Merger. Our effective tax rate for fiscal years 2012 and 2011 was 29.5% and 103.1%, respectively. The effective tax rate for fiscal 2012 was lower than the statutory tax rate primarily due to the unfavorable adjustment to the transaction costs related to the acquisition of TriCan, the impact from certain amortization expense that is non-deductible for tax purposes, and the rate differences between U.S. and Canada. The effective tax rate for fiscal 2011 was higher than the statutory tax rate primarily due to a 0.5% increase in our state effective tax rate, a result based on our growing presence in jurisdictions with higher than average tax rates, and the impact from certain amortization expense that is non-deductible for tax purposes.

Liquidity and Capital Resources

Overview

The following table contains several key measures to gauge our financial condition and liquidity:

In thousands	July 5, 2014	December 28, 2013	December 29, 2012	December 31, 2011
Cash and cash equivalents	$27,533	$35,760	$34,700	$23,682
Working capital	859,525	541,051	556,646	457,443
Total debt	1,944,297	967,000	951,204	835,808
Total stockholder’s equity	649,059	680,054	692,753	642,773
Debt-to-capital ratio (1)	75.0%	58.7%	57.9%	56.5%

(1)	Debt-to-capital ratio = total debt / (total debt plus total stockholder’s equity)

We assess our liquidity in terms of our ability to generate cash to fund our operating, investing and financing activities. In doing so, we review and analyze our current cash on hand, the number of days our sales are outstanding, inventory turns, capital expenditure commitments and income tax rates. Our cash requirements consist primarily of the following:

•	Debt service requirements

•	Funding of working capital

•	Funding of capital expenditures

Our primary sources of liquidity include cash flows from operations and our availability under our ABL Facility and FILO Facility. We currently do not intend nor foresee a need to repatriate funds from our Canadian subsidiaries to the U.S., and no provision for U.S. income taxes has been made with respect to such earnings. We expect our cash flow from U.S. operations, combined with availability under our U.S. ABL Facility, to provide sufficient liquidity to fund our current obligations, projected working capital requirements and capital spending in the U.S. during the next twelve month period. In addition, we expect our cash flow from U.S. operations and our availability under our U.S. ABL Facility to continue to provide sufficient liquidity to fund our ongoing obligations, projected working capital requirements, restructuring obligations and capital spending in the U.S. during the foreseeable future. We expect cash flows from our Canadian operations, combined with availability under our Canadian ABL Facility, to provide sufficient liquidity to fund our current obligations, projected working capital requirements and capital spending in Canada during the next twelve month period and thereafter for the foreseeable future.

We are significantly leveraged. Accordingly, our liquidity requirements are significant, primarily due to our debt service requirements. As of July 5, 2014, our total indebtedness was $1,944.3 million with a debt-to-capital ratio of 75.0%. As of July 5, 2014, we have an additional $198.4 million of availability under our U.S. ABL Facility and an additional $70.8 million of availability under our Canadian ABL Facility. The availability under our U.S. and Canadian ABL Facilities is determined in accordance with our borrowing base.

Our liquidity and our ability to fund our capital requirements is dependent on our future financial performance, which is subject to general economic, financial and other factors that are beyond our control and many of which are described under “Risk Factors.” If those factors significantly change or other unexpected factors adversely affect us, our business may not generate sufficient cash flow from operations or we may not be able to obtain future financings to meet our liquidity needs. We anticipate that to the extent additional liquidity is necessary to fund our operations, it would be funded through borrowings under our U.S. and Canadian ABL Facilities or through the incurrence of additional indebtedness, additional equity financings or a combination of these potential sources of liquidity. We may not be able to obtain this additional liquidity on terms acceptable to us or at all.

Cash Flows

The following table sets forth the major categories of cash flows:

In thousands	Six months ended July 5, 2014	Six months ended June 29, 2013	Year ended December 28, 2013	Year ended December 29, 2012	Year ended December 31, 2011
Cash provided by (used in) continuing operating activities	$(167,545)	$29,033	$100,982	$10,072	$(90,699)
Cash provided by (used in) discontinued operations	350	—	—	—	—
Cash provided by (used in) investing activities	(855,423)	(88,532)	(118,435)	(167,821)	(92,249)
Cash provided by (used in) financing activities	1,013,358	63,000	22,998	168,824	186,263
Effect of exchange rate changes on cash	1,033	(2,548)	(4,485)	(57)	—
Net increase (decrease) in cash and cash equivalents	(8,227)	953	1,060	11,018	3,315
Cash and cash equivalents—beginning of period	35,760	34,700	34,700	23,682	20,367

Cash and cash equivalents—end of period	$27,533	$35,653	$35,760	$34,700	$23,682
Cash payments for interest	$58,025	$33,036	$68,179	$64,324	$61,732
Cash payments (receipts) for taxes, net	$3,817	$2,464	$23,740	$6,510	$(8,101)
Capital expenditures financed by debt	$—	$—	$128	$515	$—

Operating Activities

Net cash used in continuing operating activities for the six months ended July 5, 2014 was $167.5 million compared with cash provided by continuing operating activities of $29.0 million during the six months ended June 29, 2013. During the current period, working capital requirements resulted in a cash outflow of $177.7 million, primarily driven by an increase in customer accounts receivable of $38.3 million and an increase in inventory levels of $100.1 million as a result of stocking new distribution centers opened and building out the product offering provided through the Hercules acquisition, and to a lesser extent, due to the build of inventory levels for the achievement of certain manufacturer first half program incentives.

Net cash provided by continuing operating activities for the six months ended June 29, 2013 was $29.0 million. During the current period, working capital requirements resulted in a cash inflow of $3.8 million, primarily driven by an increase in accounts payable associated with the timing of vendor payments and a decrease in customer accounts receivable. These amounts were partially offset by changes in inventory levels which resulted in a cash outflow during the current period as a result of stocking new distribution centers opened during the year, seasonal changes in inventory stocking levels and our recent acquisitions.

Net cash provided by operating activities for fiscal 2013 was $101.0 million compared with $10.1 million for fiscal 2012. The increase is primarily driven by cash earnings during the year. In addition, working capital requirements resulted in a net cash inflow of $9.6 million during fiscal 2013, primarily driven by a change in accounts payable associated with the timing of vendor payments which resulted in a cash inflow of $29.5 million partially offset by a cash outflow of $27.6 million related to changes in inventory levels as a result of stocking new distribution centers opened and acquired during the year as well as seasonal changes in inventory stocking levels (including the Canadian winter business).

Net cash provided by operating activities for fiscal 2012 was $10.1 million compared with net cash used in operating activities of $90.7 million for fiscal 2011. During fiscal 2012, working capital requirements resulted in a cash outflow of $73.2 million, primarily driven by the continued expansion of our distribution centers into new domestic geographic markets. In addition, inventory resulted in a cash outflow of $32.2 million as a result of stocking seven new distribution centers opened during 2012 and our recent acquisitions. Accounts payable and accrued expenses changes also resulted in a cash outflow of $38.1 million primarily associated with the earlier timing of vendor payments and changes in accrued incentive compensation.

Net cash used in operating activities for fiscal 2011 was $90.7 million. During fiscal 2011, working capital requirements resulted in a cash outflow of $174.5 million, primarily driven by the continued expansion of our distribution centers into new domestic geographic markets. Cash outflows of $151.9 million related to inventory reflected our decision to increase manufacturer safety stock amounts as a result of tight supply levels with most of our manufacturers, the impact of manufacturer price increases on the replenishment of our inventory as well as the impact of new, acquired or expanded distribution centers. In addition, the combined impact of stocking new distribution centers and our recent acquisitions also contributed to the inventory increase. As well, higher sales volumes led to a $47.4 million increase to accounts receivable. However, these amounts were partially offset by a $19.2 million increase in accounts payable and accrued expenses primarily associated with the timing of vendor payments and accrued interest on our Senior Secured Notes.

Investing Activities

Net cash used in investing activities for the six months ended July 5, 2014 was $855.4 million, compared with $88.5 million during the six months ended June 29, 2013. The change was primarily associated with cash paid for acquisitions, which resulted in a $757.3 million increase in the current period. In addition, we invested $34.2 million and $23.8 million in property and equipment purchases during the six months ended July 5, 2014 and June 29, 2013, respectively, which included information technology upgrades, information technology application development and warehouse racking.

Net cash used in investing activities for fiscal 2013 was $118.4 million compared to $167.8 million during fiscal 2012. The change was primarily associated with cash paid for acquisitions, which resulted in a $38.3 million decrease during fiscal 2013. In addition, we invested $47.1 million and $52.4 million in property and equipment purchases during fiscal 2013 and fiscal 2012, respectively, which included information technology upgrades, IT application development and warehouse racking relating to existing and new distribution centers. During fiscal 2013 we received proceeds from the sale of assets held for sale of $7.8 million compared to $3.7 million during fiscal 2012.

Net cash used in investing activities for fiscal 2012 was $167.8 million compared to $92.2 million during fiscal 2011. The change was primarily associated with cash paid for acquisitions, which resulted in a $55.6 million increase. In addition, we invested $52.4 million and $31.0 million in property and equipment purchases during fiscal 2012 and fiscal 2011, respectively, which included information technology upgrades, IT application development and warehouse racking.

Financing Activities

Net cash provided by financing activities for the six months ended July 5, 2014 was $1,013.4 million, compared with $63.0 million during the six months ended June 29, 2013. The change was primarily related to proceeds received from the issuance of our Additional Subordinated Notes and Term Loan during the six months ended July 5, 2014. These proceeds were used to finance a portion of the Hercules and Terry’s Tire acquisitions as well to redeem all amounts outstanding under our Senior Secured Notes. In addition, higher net borrowings from our ABL Facility and FILO Facility, specifically our U.S. ABL Facility, contributed to the period-over-period increase. The higher net borrowings under our ABL Facility and FILO Facility were due to the increase in cash outflow for working capital requirements between periods and cash paid for acquisitions. Additionally, the Company received an equity contribution of $50.0 million from investment funds affiliated with TPG and certain co-investors during the six months ended July 5, 2014.

Net cash provided by financing activities for fiscal 2013 was $23.0 million compared with $168.8 million during fiscal 2012. The decrease was primarily related to lower net borrowings from our ABL Facility, specifically our U.S. ABL Facility due to the reduction in cash outflow for working capital requirements between periods and favorable cash earnings partially offset by cash paid for acquisition. In addition, cash provided by financing activities for fiscal 2012 included a $60.0 million equity contribution received from the TPG Funds and certain co-investors that did not repeat during fiscal 2013.

Net cash provided by financing activities for fiscal 2012 was $168.8 million compared with $186.3 million during fiscal 2011. The decrease was primarily related to lower net borrowings from our ABL Facility due to the reduction in cash outflow for working capital requirements between periods as well as the change in outstanding checks between periods. These decreases were partially offset by a $60.0 million equity contribution received from the TPG Funds and certain co-investors during 2012.

Supplemental Disclosures of Cash Flow Information

Cash payments for interest during the six months ended July 5, 2014 were $58.0 million, compared with $33.0 million paid during the six months ended June 29, 2013. The increase is primarily due to the timing of our period end on July 5, 2014, and as such, included an additional quarterly interest payment on our ABL Facility and FILO Facility as compared to the prior year. Additionally, higher levels of indebtedness incurred in connection with the issuance of our Additional Subordinated Notes and under our Term Loan also contributed to the year-over-year increase.

Net cash payments for taxes during the six months ended July 5, 2014 were $3.8 million, compared with $2.5 million during the six months ended June 29, 2013. The difference between the periods primarily relates to the balance and timing of income tax extension payments and income tax payments due with returns.

Cash payments for interest for fiscal 2013 were $68.2 million compared with $64.3 million during fiscal 2012. The increase is primarily due to higher average debt levels during fiscal 2013. In addition, we paid an additional $0.4 million during fiscal 2013 related to our interest rate swaps.

Cash payments for interest for fiscal 2012 were $64.3 million compared with cash payments for interest for fiscal 2011 of $61.7 million. The increase is primarily due to higher average debt levels during fiscal 2012 partially offset by lower average interest rates on the outstanding debt during the year. We also paid an additional $0.7 million during fiscal 2012 related to our interest rate swaps.

Cash payments for taxes during fiscal 2013 were $23.7 million compared with $6.5 million during fiscal 2012. The difference between periods primarily relates to the balance and timing of estimated income tax payments and income tax payments due with returns.

Cash payments for taxes during fiscal 2012 were $6.5 million, net of a receipt of $1.2 million related to a federal income tax refund. The remaining balance included payments for 2012 estimated tax payments and 2011 tax return payments. Cash receipts for taxes for fiscal 2011 were $8.1 million. During fiscal 2011, we utilized a federal net operating loss to recover a portion of our prior federal income tax paid. As a result, we received a $9.1 million tax refund in the fourth quarter of 2011 based on the use of this net operating loss carryback.

Indebtedness

The following table summarizes our outstanding debt at July 5, 2014:

In thousands	Matures	Interest Rate (1)	Outstanding Balance
U.S. ABL Facility	2017	3.4%	$641,639
Canadian ABL Facility	2017	4.5	53,165
U.S. FILO Facility	2017	5.8	80,000
Canadian FILO Facility	2017	6.0	10,266
Term Loan	2018	5.8	717,693
Senior Secured Notes (2)	2017	9.75	—
Senior Subordinated Notes	2018	11.50	421,361
Capital lease obligations	2015—2027	2.7—13.9	12,577
Other	2014—2021	2.3—10.6	7,596

Total debt			1,944,297
Less—Current maturities			(10,120)

Long-term debt			$1,934,177

(1)	Interest rates for each of the U.S. ABL Facility and the Canadian ABL Facility are the weighted-average interest rate at July 5, 2014.

(2)	The proceeds from the additional Term Loan borrowings were used in part to redeem our Senior Secured Notes. See “—Senior Secured Notes.”

ABL Facility

On January 31, 2014, in connection with the Hercules acquisition, we entered into the Second Amendment to Sixth Amended and Restated Credit Agreement (“Credit Agreement”) which provides for (i) U.S. revolving credit commitments of $850.0 million (of which up to $50.0 million can be utilized in the form of commercial and standby letters of credit), subject to U.S. borrowing base availability (the “U.S. ABL Facility”) and (ii) Canadian revolving credit commitments of $125.0 million (of which up to $10.0 million can be utilized in the form of commercial and standby letters of credit), subject to Canadian borrowing base availability (the “Canadian ABL Facility” and, collectively with the U.S. ABL Facility, the “ABL Facility”). In addition, the Credit Agreement provides the U.S. borrowers under the agreement with a first-in last-out facility (the “U.S. FILO Facility”) in an aggregate principal amount of up to $80.0 million, subject to a borrowing base specific thereto and the Canadian borrowers under the agreement with a first-in last-out facility (the “Canadian FILO Facility” and collectively with the U.S. FILO Facility, the “FILO Facility”) in an aggregate principal amount of up to $15.0 million, subject to a borrowing base specific thereto. The U.S. ABL Facility provides for revolving loans available to ATDI, its 100% owned subsidiary Am-Pac Tire Dist. Inc., Hercules and any other U.S. subsidiary that we designate in the future in accordance with the terms of the agreement. The Canadian ABL Facility provides for revolving loans available to TriCan, RTD and WTD and any other Canadian subsidiaries that we designate in the future in accordance with the terms of the agreement. Provided that no default or event of default then exists or would arise therefrom, we have the option to request that the ABL Facility be increased by an amount not to exceed $175.0 million (up to $25.0 million of which may be allocated to the Canadian ABL Facility), subject to certain rights of the administrative agent, swingline lender and issuing banks with respect to the lenders providing commitments for such increase. The maturity date for the ABL Facility is November 16, 2017. The maturity date for the FILO Facility is January 31, 2017.

As of July 5, 2014, we had $641.6 million outstanding under the U.S. ABL Facility. In addition, we had certain letters of credit outstanding in the aggregate amount of $10.0 million, leaving $198.4 million available for additional borrowings under the U.S. ABL Facility. The outstanding balance of the Canadian ABL Facility at July 5, 2014 was $53.1 million, leaving $70.8 million available for additional borrowings. As of July 5, 2014, the outstanding balance of the U.S. FILO Facility was $80.0 million and the outstanding balance of the Canadian FILO Facility was $10.3 million.

Borrowings under the U.S. ABL Facility bear interest at a rate per annum equal to, at our option, either (a) an Adjusted LIBOR rate determined by reference to LIBOR, adjusted for statutory reserve requirements, plus an applicable margin of 2.0% as of July 5, 2014 or (b) a base rate determined by reference to the highest of (1) the prime commercial lending rate published by the Bank of America, N.A. as its “prime rate” for commercial loans, (2) the federal funds effective rate plus 1/2 of 1% and (3) the one month-Adjusted LIBOR rate plus 1.0% per annum, plus an applicable margin of 1.0% as of July 5, 2014. The applicable margins under the U.S. ABL Facility are subject to step ups and step downs based on average excess borrowing availability under the ABL Facility.

Borrowings under the Canadian ABL Facility bear interest at a rate per annum equal to either (a) a Canadian base rate determined by reference to the highest of (1) the base rate as published by Bank of America, N.A. (acting through its Canada branch) as its “base rate,” (2) the federal funds rate effective plus 1/2 of 1% per annum and (3) the one month-LIBOR rate plus 1.0% per annum, plus an applicable margin of 1.0% as of July 5, 2014, (b) a Canadian prime rate determined by reference to the highest of (1) the prime rate as published by Bank of America, N.A. (acting through its Canada branch) as its “prime rate,” (2) the sum of 1/2 of 1% plus the Canadian overnight rate and (3) the sum of 1% plus the rate of interest per annum equal to the average rate applicable to Canadian Dollar bankers’

acceptances as published by Reuters Monitor Money Rates Service for a 30 day interest period, plus an applicable margin of 1.0% as of July 5, 2014, (c) a rate of interest per annum equal to the average rate applicable to Canadian Dollar bankers’ acceptances having an identical or comparable term as the proposed loan amount displayed and identified as such on the display referred to as the “CDOR Page” of Reuters Monitor Money Rates Service as at approximately 10:00 a.m. Toronto time on such day, plus an applicable margin of 2.0% as of July 5, 2014 or (d) an Adjusted LIBOR rate determined by reference to LIBOR, adjusted for statutory reserve requirements, plus an applicable margin of 2.0% as of July 5, 2014. The applicable margins under the Canadian ABL Facility are subject to step ups and step downs based on average excess borrowing availability under the ABL Facility.

Borrowings under the U.S. FILO Facility bear interest at a rate per annum equal to, at our option, either (a) an Adjusted LIBOR rate determined by reference to LIBOR, adjusted for statutory reserve requirements, plus an applicable margin of 3.5% as of July 5, 2014 or (b) a base rate determined by reference to the highest of (1) the prime commercial lending rate published by the Bank of America, N.A. as its “prime rate” for commercial loans, (2) the federal funds effective rate plus 1/2 of 1% and (3) the one month-Adjusted LIBOR rate plus 1.0% per annum, plus an applicable margin of 2.5% as of July 5, 2014. The applicable margins under the U.S. FILO Facility are subject to step ups and step downs based on average excess borrowing availability under the ABL Facility.

Borrowings under the Canadian FILO Facility bear interest at a rate per annum equal to either (a) a Canadian base rate determined by reference to the highest of (1) the base rate as published by Bank of America, N.A. (acting through its Canada branch) as its “base rate,” (2) the federal funds rate effective plus 1/2 of 1% per annum and (3) the one month-LIBOR rate plus 1.0% per annum, plus an applicable margin of 2.5% as of July 5, 2014, (b) a Canadian prime rate determined by reference to the highest of (1) the prime rate as published by Bank of America, N.A. (acting through its Canada branch) as its “prime rate,” (2) the sum of 1/2 of 1% plus the Canadian overnight rate and (3) the sum of 1% plus the rate of interest per annum equal to the average rate applicable to Canadian Dollar bankers’ acceptances as published by Reuters Monitor Money Rates Service for a 30 day interest period, plus an applicable margin of 2.5% as of July 5, 2014, (c) a rate of interest per annum equal to the average rate applicable to Canadian Dollar bankers’ acceptances having an identical or comparable term as the proposed loan amount displayed and identified as such on the display referred to as the “CDOR Page” of Reuters Monitor Money Rates Service as at approximately 10:00 a.m. Toronto time on such day, plus an applicable margin of 3.5% as of July 5, 2014 or (d) an Adjusted LIBOR rate determined by reference to LIBOR, adjusted for statutory reserve requirements, plus an applicable margin of 3.5% as of July 5, 2014. The applicable margins under the Canadian FILO Facility are subject to step ups and step downs based on average excess borrowing availability under the ABL Facility.

The U.S. and Canadian borrowing base at any time equals the sum (subject to certain reserves and other adjustments) of:

•	85% of eligible accounts receivable of the U.S. or Canadian loan parties, as applicable; plus

•	The lesser of (a) 70% of the lesser of cost or fair market value of eligible tire inventory of the U.S. or Canadian loan parties, as applicable, and (b) 85% of the net orderly liquidation value of eligible tire inventory of the U.S. or Canadian loan parties, as applicable; plus

•	The lesser of (a) 50% of the lower of cost or market value of eligible non-tire inventory of the U.S. or Canadian loan parties, as applicable, and (b) 85% of the net orderly liquidation value of eligible non-tire inventory of the U.S. or Canadian loan parties, applicable.

The U.S. FILO and the Canadian FILO borrowing base at any time equals the sum (subject to certain reserves and other adjustments) of:

•	5% of eligible accounts receivable of the U.S or Canadian. loan parties, as applicable; plus

•	10.0% of the net orderly liquidation value of the eligible tire and non-tire inventory of the U.S. or Canadian loan parties, as applicable.

All obligations under the U.S. ABL Facility and the U.S. FILO Facility are unconditionally guaranteed by Holdings and substantially all of ATDI’s existing and future, direct and indirect, wholly-owned domestic material restricted subsidiaries, other than Tire Pros Francorp. The Canadian ABL Facility and the Canadian FILO Facility are unconditionally guaranteed by the U.S. loan parties, TriCan, RTD, WTD and any future, direct and indirect, wholly-owned, material restricted Canadian subsidiaries. Obligations under the U.S. ABL Facility and the U.S. FILO Facility are secured by a first-priority lien on inventory, accounts receivable and related assets and a second-priority lien on substantially all other assets of the U.S. loan parties, subject to certain exceptions. Obligations under the Canadian ABL Facility and the Canadian FILO Facility are secured by a first-priority lien on inventory, accounts receivable and related assets of the U.S. loan parties and the Canadian loan parties and a second-priority lien on substantially all other assets of the U.S. loan parties and the Canadian loan parties, subject to certain exceptions.

The ABL Facility and the FILO Facility contain customary covenants, including covenants that restrict our ability to incur additional debt, grant liens, enter into guarantees, enter into certain mergers, make certain loans and investments, dispose of assets, prepay certain debt, declare dividends, modify certain material agreements, enter into transactions with affiliates or change our fiscal year. The terms of the ABL Facility and the FILO Facility generally restrict distributions or the payment of dividends in respect of our stock subject to certain exceptions requiring compliance with certain availability levels and fixed charge coverage ratios under the ABL Facility and other customary negotiated exceptions, in each case, as further described in “Description of Indebtedness.” If the amount available for additional borrowings under the ABL Facility is less than the greater of (a) 10.0% of the lesser of (x) the aggregate commitments under the ABL Facility and (y) the aggregate borrowing base and (b) $25.0 million, then we would be subject to an additional covenant requiring us to meet a fixed charge coverage ratio of 1.0 to 1.0. As of July 5, 2014, our additional borrowing availability under the ABL Facility was above the required amount and we were therefore not subject to the additional covenants.

Senior Secured Term Loan

In connection with the acquisition of Terry’s Tire, on March 28, 2014, ATDI entered into a credit agreement that provided for a senior secured term loan facility in the aggregate principal amount of $300.0 million (the “Initial Term Loan”). The Initial Term Loan was issued at a discount of 0.25% which, combined with certain debt issuance costs paid at closing, resulted in net proceeds of approximately $290.9 million. The Initial Term Loan will accrete based on an effective interest rate of 6% to an aggregate accreted value of $300.0 million, the full principal amount at maturity. The net proceeds from the Initial Term Loan were used to finance a portion of the Terry’s Tire purchase price. The maturity date for the Initial Term Loan is June 1, 2018.

On June 16, 2014, ATDI amended the Initial Term Loan (the “Incremental Amendment”) to borrow an additional $340.0 million (the “Incremental Term Loan”) on the same terms as the Initial Term Loan. Pursuant to the Incremental Amendment, ATDI also borrowed an additional $80.0 million (the “Delayed Draw Term Loan” and collectively with the Initial Term Loan and the Incremental Term Loan, the “Term Loan”) on the same terms as the Initial Term Loan. The proceeds from the Incremental Term Loan, net of related debt issuance costs paid at closing, amounted to approximately $335.7 million, and were used, in part, to redeem all $250.0 million aggregate principal amounts of notes outstanding under ATDI’s Senior Secured Notes and related fees and expenses as more fully described below, and the remaining proceeds will be used for working capital requirements and other general corporate purposes, including the financing of potential future acquisitions. We received the proceeds from the Delayed Draw Term Loan at the end of the second quarter of 2014. The maturity date for the Term Loan is June 1, 2018.

Borrowings under the Term Loan bear interest at a rate per annum equal to, at our option, initially, either (a) a Eurodollar rate determined by reference to LIBOR, plus an applicable margin of 4.75% at July 5, 2014 or (b) a base rate determined by reference to the highest of (1) the federal funds rate plus 1/2 of 1%, (2) the prime commercial lending rate published by the Bank of America, N.A. as its “prime rate” for commercial loans and (3) the one month Eurodollar rate plus 1.0%, plus an applicable margin of 3.75% as of July 5, 2014. The

Eurodollar rate is subject to an interest rate floor of 1.0%. The applicable margins under the Term Loan are subject to a step down based on a consolidated net leverage ratio, as defined in the credit agreement for the Term Loan.

All obligations under the Term Loan are unconditionally guaranteed by Holdings and, subject to certain customary exceptions, all of ATDI’s existing and future, direct and indirect, wholly-owned domestic material subsidiaries. Obligations under the Term Loan are secured by a first-priority lien on substantially all property, assets and capital stock of ATDI except accounts receivable, inventory and related intangible assets and a second-priority lien on all accounts receivable and related intangible assets.

The Term Loan contains customary covenants, including covenants that restrict our ability to incur additional debt, create liens, enter into guarantees, enter into certain mergers, make certain loans and investments, dispose of assets, prepay certain debt, declare dividends, modify certain material agreements, enter into transactions with affiliates, change the nature of our business or change our fiscal year. The terms of the Term Loan generally restrict distributions or the payment of dividends in respect of our stock subject to certain exceptions such as the amount of 50% of net income (reduced by 100% of net losses) for the period beginning January 1, 2014 and other customary negotiated exceptions, in each case, as further described in “Description of Indebtedness.”

We are required to make principal payments equal to 0.25% of the aggregate principal amount outstanding under the Term Loan on the last business day of each March, June, September and December, commencing with the last business day of June 2014. In addition, subject to certain exceptions, we are required to repay the Term Loan in certain circumstances, including with 50% (which percentage will be reduced to 25% and 0%, as applicable, subject to attaining certain senior secured net leverage ratios) of our annual excess cash flow, as defined in the Term Loan agreement. The Term Loan also contains repayment provisions related to non-ordinary course asset or property sales when certain conditions are met, and related to the incurrence of debt that is not permitted under the credit agreement or incurred to refinance all or any portion of the Term Loan.

Proposed Additional Term Loan

In connection with this offering, ATDI also intends to borrow an additional $         million through the Additional Term Loan on the same terms as the Term Loan. We intend to use the net proceeds therefrom, along with the net proceeds of this offering, to repay all amounts outstanding under our 11.50% Senior Subordinated Notes due June 1, 2018. The expected maturity date for the Additional Term Loan is June 1, 2018.

Senior Secured Notes

On May 28, 2010, ATDI issued Senior Secured Notes (“Senior Secured Notes”) due June 1, 2017 in an aggregate principal amount at maturity of $250.0 million. The Senior Secured Notes were issued at a discount from their principal amount at maturity and generated net proceeds of approximately $240.7 million after debt issuance costs (which represents a non-cash financing activity of $9.3 million). The Senior Secured Notes will accrete based on an effective interest rate of 10% to an aggregate accreted value of $250.0 million, the full principal amount at maturity. The Senior Secured Notes bear interest at a fixed rate of 9.75%. Interest on the Senior Secured Notes is payable semi-annually in arrears on June 1 and December 1 of each year, commencing on December 1, 2010. The Senior Secured Notes may be redeemed at any time at the option of ATDI, in whole or in part, upon not less than 30 nor more than 60 days’ notice at a redemption price of 107.313% of the principal amount being redeemed if the redemption date occurs between June 1, 2013 and May 31, 2014, 104.875% of the principal amount being redeemed if the redemption date occurs between June 1, 2014 and May 31, 2015, 102.438% of the principal amount being redeemed if the redemption date occurs between June 1, 2015 and May 31, 2016 and 100.0% of the principal amount being redeemed if the redemption date occurs thereafter.

The Senior Secured Notes are unconditionally guaranteed by Holdings and substantially all of ATDI’s existing and future, direct and indirect, wholly-owned domestic material restricted subsidiaries, other than Tire Pros Francorp and TDI, subject to certain exceptions. The Senior Secured Notes are also collateralized by a second-priority lien on accounts receivable and related assets and a first-priority lien on substantially all other assets (other than inventory), in each case of Holdings, ATDI and the guarantor subsidiaries, subject to certain exceptions.

The indenture governing the Senior Secured Notes contains covenants that, among other things, limits ATDI’s ability and the ability of its restricted subsidiaries to incur additional debt or issue preferred stock; pay certain dividends or make certain distributions in respect of ATDI’s capital stock or repurchase or redeem ATDI’s capital stock; make certain loans, investments or other restricted payments; place restrictions on the ability of certain of ATDI’s subsidiaries to pay dividends or make other payments to ATDI; transfer or sell certain assets; guarantee indebtedness or incur certain other contingent obligations; incur certain liens; consolidate, merge or sell all or substantially all of ATDI’s assets; enter into certain transactions with ATDI’s affiliates; and designate ATDI’s subsidiaries as unrestricted subsidiaries.

On May 16, 2014, ATDI delivered a Notice of Full Redemption, providing for the redemption of all $250.0 million aggregate principal amount of the Senior Secured Notes on June 16, 2014 (the “Redemption Date”) at a price equal to 104.875% of the principal amount of the Senior Secured Notes redeemed plus accrued and unpaid interest, if any, to, but excluding the Redemption Date (the “Redemption Price”). On June 16, 2014, using proceeds from the Incremental Term Loan, the Senior Secured Notes were redeemed for a Redemption Price of $263.2 million.

Senior Subordinated Notes

In connection with the consummation of the Hercules acquisition, on January 31, 2014, ATDI completed the sale to certain purchasers of the Additional Senior Subordinated Notes. The net proceeds to ATDI from the sale of the Additional Senior Subordinated Notes were approximately $221.1 million.

The Additional Senior Subordinated Notes were issued pursuant to the Seventh Supplemental Indenture, dated as of January 31, 2014, among ATDI, the Guarantors and the Trustee (the “Seventh Supplemental Indenture”) to the Senior Subordinated Indenture. The Additional Senior Subordinated Notes have identical terms to the Initial Subordinated Notes, except the Additional Senior Subordinated Notes accrue interest from January 31, 2014. The Additional Senior Subordinated Notes and the Initial Subordinated Notes, as defined below, are treated as a single class of securities for all purposes under the Subordinated Indenture. However, the Additional Senior Subordinated Notes were issued with separate CUSIP numbers from the Initial Subordinated Notes and are not fungible for U.S. federal income tax purposes with the Initial Subordinated Notes. Interest on the Additional Senior Subordinated Notes is payable semi-annually in arrears on June 1 and December 1 of each year, commencing on June 1, 2014. The Additional Senior Subordinated Notes will mature on June 1, 2018.

On May 28, 2010, ATDI issued $200.0 million in aggregate principal amount of its 11.50% Senior Subordinated Notes due June 1, 2018, (the “Initial Subordinated Notes” and, collectively with the Additional Senior Subordinated Notes, the “Senior Subordinated Notes”). Interest on the Initial Subordinated Notes is payable semi-annually in arrears on June 1 and December 1 of each year, commencing on December 1, 2010.

The Senior Subordinated Notes may be redeemed at any time at the option of ATDI, in whole or in part, upon not less than 30 nor more than 60 days’ notice at a redemption price of 104.0% of the principal amount being redeemed if the redemption date occurs between June 1, 2013 and May 31, 2014, 102.0% of the principal amount being redeemed if the redemption date occurs between June 1, 2014 and May 31, 2015 and 100.0% of the principal amount being redeemed if the redemption date occurs thereafter.

The Senior Subordinated Notes are unconditionally guaranteed by Holdings and substantially all of ATDI’s existing and future, direct and indirect, wholly-owned domestic material restricted subsidiaries, other than Tire Pros Francorp, subject to certain exceptions. The indenture governing the Senior Subordinated Notes contains covenants that, among other things, limits ATDI’s ability and the ability of its restricted subsidiaries to incur additional debt or issue preferred stock; pay certain dividends or make certain distributions in respect of ATDI’s capital stock or repurchase or redeem ATDI’s capital stock; make certain loans, investments or other restricted payments; place restrictions on the ability of certain of ATDI’s subsidiaries to pay dividends or make other payments to ATDI; transfer or sell certain assets; guarantee indebtedness or incur certain other contingent obligations; incur certain liens without securing the Senior Subordinated Notes; consolidate, merge or sell all or substantially all of ATDI’s assets; enter into certain transactions with ATDI’s affiliates; and designate ATDI’s subsidiaries as unrestricted subsidiaries. The terms of the Senior Subordinated Notes generally restrict distributions or the payment of dividends in respect of our stock subject to certain exceptions such as the amount of 50% of net income (reduced by 100% of net losses) for the period beginning April 4, 2010 and other customary negotiated exceptions.

In connection with this offering, ATDI also intends to borrow an additional $             million through the Additional Term Loan on the same terms as ATDI’s existing Term Loan. We intend to use the net proceeds therefrom, along with the net proceeds of this offering, to repay all amounts outstanding under the Senior Subordinated Notes.

Contractual Commitments

As of July 5, 2014, we had certain cash obligations associated with contractual commitments. The amounts due under these commitments are as follows:

In millions	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
Long-term debt (variable rate) (2)	$1,502.8	$—	$—	$1,502.8	$—
Long-term debt (fixed rate) (3)	428.9	1.5	3.4	423.8	0.2
Estimated interest payments (1)	476.8	75.7	242.3	150.7	8.1
Operating leases, net of sublease income	573.7	61.9	178.6	129.6	203.6
Capital leases	12.6	0.1	0.9	1.1	10.5
Uncertain tax positions	0.6	—	0.6	(0.1)	0.1
Deferred compensation obligation	3.5	—	—	—	3.5

Total contractual cash obligations	$2,998.9	$139.2	$425.8	$2,207.9	$226.0

(1)	Represents the annual interest expense on fixed and variable rate debt. Projections of interest expense for the U.S. ABL Facility, the Canadian ABL Facility, the U.S. FILO Facility, the Canadian FILO Facility and the Term Loan are based on the weighted-average interest rate of 3.4%, 4.5%, 5.8%, 6.0% and 5.8%, respectively as of July 5, 2014. Based on the combined outstanding balance of the U.S. ABL Facility, the Canadian ABL Facility, the U.S. FILO Facility, the Canadian FILO Facility and the Term Loan as of July 5, 2014, a hypothetical increase of 1% in such interest rate percentage would result in an increase to our annual interest payments of approximately $15.0 million.
(2)	Includes U.S. ABL Facility ($641.6), U.S FILO Facility ($80.0), Canadian ABL Facility ($53.2), Canadian FILO Facility ($10.3) and Term Loan ($717.7).
(3)	Includes Senior Subordinated Notes ($421.4) and other debt ($7.5).

Off-Balance Sheet Arrangements

We have no significant off balance sheet arrangements other than liabilities related to certain leases of the Winston Tire Company (“Winston”). These leases were guaranteed when we sold Winston in 2001. As of July 5, 2014, our total obligations as guarantor on these leases are approximately $1.6 million extending over five years. However, we have secured assignments or sublease agreements for the vast majority of these commitments with contractually assigned or subleased rentals of approximately $1.4 million as of July 5, 2014. A provision has been made for the net present value of the estimated shortfall. The accrual for lease liabilities could be materially affected by factors such as the credit worthiness of lessors, assignees and sublessees and our success at negotiating early termination agreements with lessors. These factors are significantly dependent on general economic conditions. While we believe that our current estimates of these liabilities are adequate, it is possible that future events could require significant adjustments to those estimates.

Critical Accounting Policies and Estimates

Management’s Discussion and Analysis of Financial Condition and Results of Operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with those accounting principles requires management to use judgment in making estimates and assumptions based on the relevant information available at the end of each period. These estimates and assumptions have a significant effect on reported amounts of assets and liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities because they result primarily from the need to make estimates and assumptions on matters that are inherently uncertain. Actual results may differ from estimates. The following is a summary of certain accounting estimates and assumptions made by management that we consider critical.

Allowance for Doubtful Accounts

The allowance for doubtful accounts represents the best estimate of probable loss inherent within our accounts receivable balance. Estimates are based upon both the creditworthiness of specific customers and the overall probability of losses based upon an analysis of the overall aging of receivables as well as past collection trends and general economic conditions. Estimating losses from doubtful accounts is inherently uncertain because the amount of such losses depends substantially on the financial condition of our customers. If the financial condition of our customers were to deteriorate beyond estimates, and impair their ability to make payments, we would be required to write off additional accounts receivable balances, which would adversely impact our financial position.

Inventories

Inventories are stated at the lower of cost, determined on the FIFO method, or fair market value and consist primarily of automotive tires, custom wheels, and related tire supplies and tools. We perform periodic assessments to determine the existence of obsolete, slow-moving and non-saleable inventories and record necessary provisions to reduce such inventories to net realizable value. If actual market conditions are less favorable than those projected by management, we could be required to reduce the value of our inventory or record additional reserves, which would adversely impact our financial position.

Goodwill and Indefinite-Lived Intangible Assets

We have a history of growth through acquisitions. Assets and liabilities of acquired businesses are recorded at their estimated fair values as of the date of acquisition. Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Goodwill and intangible assets with indefinite useful lives are tested and reviewed annually for impairment during the fourth quarter or whenever there is a significant change in events or circumstances that indicate that the fair value of the asset may be less than the carrying amount of the asset.

Recoverability of goodwill is determined using a two step process. The first step compares the carrying amount of the reporting unit to its estimated fair value. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired and the second step of the impairment test is not necessary. To the extent that the carrying value of the reporting unit exceeds its estimated fair value, a second step is performed, wherein the reporting unit’s carrying value of goodwill is compared to the implied fair value of goodwill. To the extent that the carrying value exceeds the implied fair value, impairment exists and must be recognized. We have only one reporting segment which encompasses all operations including new acquisitions.

Recoverability of other intangible assets with indefinite useful lives is measured by a comparison of the carrying amount of the intangible assets to the estimated fair value of the respective intangible assets. Any excess of the carrying value over the estimated fair value is recognized as an impairment loss equal to that excess.

The determination of estimated fair value requires management to make assumptions about estimated cash flows, including profit margins, long-term forecasts, discount rates, royalty rates and terminal growth rates. Management developed these assumptions based on the best information available as of the date of the assessment. We completed our assessment of goodwill and intangible assets with indefinite useful lives as of November 30, 2013 and determined that no impairment existed at that date. Based on the results of our goodwill impairment assessment, the fair value of our one reporting unit significantly exceeded the carrying value. Therefore, we do not believe there is any risk of the Company failing step one of the goodwill impairment test in the near future. Although no impairment has been recorded to date, there can be no assurances that future impairments will not occur. Future adverse developments in market conditions or our current or projected operating results could cause the fair value of our goodwill and intangible assets with indefinite useful lives to fall below carrying value, which would result in an impairment charge that would adversely affect our financial position.

Long-Lived Assets

Management reviews long-lived assets, which consist of property, leasehold improvements, equipment and definite-lived intangibles, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. For long-lived assets to be held and used, management evaluates recoverability by comparing the carrying value of the asset to future net undiscounted cash flows expected to be generated by the asset. If the undiscounted cash flows are less than the carrying value of the asset, an impairment loss is recognized for the amount by which the carrying value of the asset exceeds the fair value of the asset. For long-lived assets for which we have committed to a disposal plan, we report such assets at the lower of the carrying value or fair value less the cost to sell.

In determining the fair value of long-lived assets, we make judgments relating to the expected useful lives of long-lived assets and our ability to realize any undiscounted cash flows in excess of the carrying amounts of such assets. Factors that impact these judgments include the ongoing maintenance and improvements of the assets, changes in the expected use of the assets, changes in economic conditions, changes in operating performance and anticipated future cash flows. If actual fair value is less than our estimates, long-lived assets may be overstated on the balance sheet, which would adversely impact our financial position.

Self-Insured Reserves

We are self-insured for automobile liability, workers’ compensation and the health care claims of our team members, although we maintain stop-loss coverage with third-party insurers to limit our total liability exposure. We establish reserves for losses associated with claims filed, as well as claims incurred but not yet reported, using actuarial methods followed in the insurance industry and our historical claims experience. If amounts ultimately paid differ significantly from our estimates, it could adversely impact our financial position.

Exit Cost Reserves

During the normal course of business, we continually assess the location and size of our distribution centers in order to determine our optimal geographic footprint and overall structure. As a result, we have certain facilities that we have closed or intend to close and we record reserves for certain exit costs associated with these facilities. These exit cost reserves are recorded in an amount equal to future minimum lease payments and related ancillary costs from the date of closure to the end of the lease term, net of estimated sublease rentals we reasonably expect to obtain for the property. We estimate future cash flows based on contractual lease terms, the geographic market in which the facility is located, inflation, the ability to sublease the property and other economic conditions. We estimate sublease rentals based on the geographic market in which the property is located, our experience subleasing similar properties and other economic conditions. If actual exit costs associated with closing these facilities differ from our estimates, it could adversely impact our financial position.

Income Taxes and Valuation Allowances

We record a tax provision for the anticipated tax consequences of the reported results of operations. The provision is computed using the asset and liability method of accounting, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

In addition, we recognize future tax benefits, such as net operating losses and tax credits, to the extent that realizing these benefits is considered in our judgment to be more likely than not. Deferred tax assets and liabilities are measured using currently enacted tax rates that apply to taxable income in effect for the years in which those tax items are expected to be realized or settled. We regularly review the recoverability of our deferred tax assets considering historic profitability, projected future taxable income, and timing of the reversals of existing temporary differences as well as the feasibility of our tax planning strategies. Where appropriate, we record a valuation allowance if available evidence suggests that it is more likely than not that some portion or all of a deferred tax asset will not be realized. Changes to valuation allowances are recognized in earnings in the period such determination is made.

The application of income tax law is inherently complex and involves a significant amount of management judgment regarding interpretation of relevant facts and laws in the jurisdiction in which we operate. In addition, we are required to make certain assumptions regarding our income tax positions and the likelihood that such tax positions will be sustained if challenged. Resolution of these uncertainties in a manner inconsistent with management’s expectations could have a material impact on amounts we recognize in our consolidated balance sheets and adversely impact our financial position.

Revenue Recognition

Revenue is recognized and earned when all of the following criteria are satisfied: (a) persuasive evidence of a sales arrangement exists; (b) price is fixed or determinable; (c) collectability is reasonably assured; and (d) delivery has occurred or service has been rendered. We recognize revenue when the title and the risk and rewards of ownership have substantially transferred to the customer, which is upon delivery under free-on-board destination terms.

We permit customers from time to time to return certain products but there is no contractual right of return. We continuously monitor and track such returns and record an estimate of such future returns, based on historical experience and recent trends. While such returns have historically been within management’s expectations and the provisions established have been adequate, we cannot guarantee that we will continue to experience the same return rates that we have in the past. If future returns increase significantly, it could adversely impact our results of operations.

Manufacturer Rebates

We receive rebates from tire manufacturers pursuant to a variety of rebate programs. These rebates are recorded in accordance with accounting standards applicable to cash consideration received from vendors. Many of the tire manufacturer programs provide that we receive rebates when certain measures are achieved, generally related to the volume of our purchases. We account for these rebates as a reduction to the price of the product, which reduces the carrying value of our inventory, and our cost of goods sold when product is sold. During the year, we record amounts earned for annual rebates based on purchases management considers probable for the full year. These estimates are periodically revised to reflect rebates actually earned based on actual purchase levels. Tire manufacturers may change the terms of some or all of these programs, which could increase our cost of goods sold and decrease our net income, particularly if these changes are not passed along to the customer.

Customer Rebates

We offer rebates to our customers under a number of different programs. These rebates are recorded in accordance with authoritative guidance related to accounting for consideration given by a vendor to a customer. These programs typically provide customers with rebates, generally in the form of a reduction to the amount they owe us, when certain measures are achieved, generally related to the volume of product purchased from us. We record these rebates through a reduction in the related price of the product, which decreases our net sales. During the year, we estimate rebate amounts based on the rebate rates we expect customers will achieve for the full year. These estimates are periodically revised to reflect rebates actually earned by customers.

Cooperative Advertising and Marketing Programs

We participate in cooperative advertising and marketing programs, or co-op advertising, with our vendors. Co-op advertising funds are provided to us generally based on the volume of purchases made with vendors that offer such programs. A portion of the funds received must be used for specific advertising and marketing expenditures incurred by us or our customers. The co-op advertising funds received by us from our vendors are accounted for in accordance with authoritative guidance related to accounting for cash consideration received from a vendor, which requires that we record the funds received as a reduction of cost of sales or as an offset to specific costs incurred in selling the vendor’s products. The co-op advertising funds that are provided to our customers are accounted for in accordance with authoritative guidance related to accounting for cash consideration given by a vendor to a customer, which requires that we record the funds paid as a reduction of revenue since no separate identifiable benefit is received by us.

Stock Based Compensation

We account for stock-based compensation awards in accordance with ASC 718—Compensation, which requires a fair-value based method for measuring the value of stock-based compensation. Fair value is measured once at the date of grant and is not adjusted for subsequent changes. Our stock-based compensation plans include programs for stock options and restricted stock awards.

We estimate the grant date fair value, and the resulting stock-based compensation expense, using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the use of highly subjective assumptions which determine the fair value of stock-based awards. These assumptions include:

Expected Term—The expected term represents the period that stock-based awards are expected to be outstanding. We used the simplified method to determine the expected term, which is calculated as the average of the time-to-vesting and the contractual life of the options.

Expected Volatility—Since we are currently privately held and do not have any trading history for our common stock, the expected volatility was estimated based on the average volatility for comparable publicly traded peer companies over a period equal to the expected term of the stock option grants. When selecting comparable publicly traded peer companies on which we based our expected stock price volatility, we selected companies with comparable characteristics to us, including enterprise value, risk profiles, and with historical share price information sufficient to meet the expected life of the stock-based awards. The historical volatility data was computed using the daily closing prices for the selected companies’ shares during the equivalent period of the calculated expected term of the stock-based awards. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own stock price becomes available.

Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of option.

Expected Dividend—We have never paid dividends on our common stock and have no plans to pay dividends on our common stock. Therefore, we used an expected dividend yield of zero.

In addition to the Black-Scholes assumptions, we estimate our forfeiture rate based on an analysis of our actual forfeitures and will continue to evaluate the adequacy of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior, and other factors. The impact from any forfeiture rate adjustment would be recognized in full in the period of adjustment and if the actual number of future forfeitures differs from our estimates, we might be required to record adjustments to stock-based compensation in future periods. These assumptions represent our best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and we use different assumptions, our equity-based compensation expense could be materially different in the future.

The following table provides, by grant date, the number of stock options awarded from May 28, 2010, the date of the Merger, through the date of this prospectus and the exercise price for each set of grants, as well as the estimated fair value of the underlying common shares on the grant date:

Grant Date	Options Granted	Exercise Price	Fair Value At Issuance
August 30, 2010	40,824,000	$1.00	$1.00
October 14, 2010	1,248,000	$1.00	$1.00
March 24, 2011	200,000	$1.00	$1.00
June 6, 2011	1,500,000	$1.00	$1.00
January 1, 2012	777,600	$1.14	$1.14
January 23, 2012	1,500,000	$1.14	$1.14
February 15, 2013	3,466,903	$1.20	$1.20
April 28, 2014	4,528,833	$1.50	$1.50

In the absence of a public trading market, our board of directors, based in part on input from management and the Sponsor, as well as the review of contemporaneous third-party valuation reports, determined a reasonable estimate of the then-current fair value of our common stock for purposes of determining fair value of our stock options on the date of grant. We determined the fair value of our common stock utilizing methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.” Our approach considered contemporaneous common stock valuations in determining the equity value of our company using a weighted combination of various methodologies, each of which can be categorized under either of the following two valuation approaches: the income approach and the market approach.

In addition, we exercised judgment in evaluating and assessing the foregoing based on several factors including:

•	the nature and history of our business;
•	our current and historical operating performance;
•	our expected future operating performance;
•	our financial condition at the grant date;
•	the lack of marketability of our common stock;
•	the value of companies we consider peers based on a number of factors, including, but not limited to, similarity to us with respect to industry, business model, stage of growth, intangible value, company size, geographic diversification, profitability, financial risk and other factors;
•	likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our company given prevailing market conditions;
•	industry information such as market size and growth; and
•	macroeconomic conditions.

The board of directors and management intended all options granted to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on the date of grant. We generally grant options to participants with an exercise price equal to the then current fair value of the common stock.

Foreign Currency Translation

All foreign currency denominated balance sheet accounts are translated at year end exchange rates and revenue and expense accounts are translated at weighted-average rates of exchange prevailing during the year. Gains and losses resulting from the translation of foreign currency are recorded in the accumulated other comprehensive income (loss) component of stockholder’s equity. Transactional foreign currency gains and losses are included in other expense, net in the accompanying consolidated statements of comprehensive income (loss).

Recent Accounting Pronouncements

In July 2012, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2012-02, “Testing Indefinite-Lived Intangible Assets for Impairment” which amended the guidance on the annual impairment testing of indefinite-lived intangible assets other than goodwill. The amended guidance will allow a company the option to first assess qualitative factors to determine whether it is more-likely-than-not that the fair value of an indefinite-lived intangible asset is less than its carrying amount. If, based on the qualitative assessment, it is more-likely-than-not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, quantitative impairment testing is required. However, if a company concludes otherwise, quantitative impairment testing is not required. This new guidance will be effective for fiscal years beginning after September 15, 2012, with early adoption permitted. We adopted this guidance on December 30, 2012 (the first day of our 2013 fiscal year); however, we performed our annual impairment test in the fourth quarter of 2013.

In February 2013, the FASB issued ASU No. 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” which amended the guidance for reporting reclassifications out of accumulated other comprehensive income. The amended guidance requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is entirely reclassified to net income, as required by U.S. GAAP. For other amounts, that are not required by U.S. GAAP to be entirely reclassified to net income, an entity is required to cross-reference other disclosures that will provide additional detail concerning these amounts. The amendments are effective for reporting periods beginning after December 15, 2012. We adopted this guidance on December 30, 2012 and its adoption did not have an effect on our consolidated financial statements.

In July 2013, the FASB issued ASU 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exits.” ASU 2013-11 clarifies guidance and eliminates diversity in practice on the presentation of unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. This new guidance is effective for annual reporting periods beginning on or after December 15, 2013 and subsequent interim periods. We are currently assessing the impact, if any, on our consolidated financial statements.

In April 2014, the FASB issued ASU 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity,” (“ASU 2014-08”). Under ASU 2014-08, only disposals representing a strategic shift in operations that have a major effect on a company’s operations and financial results should be presented as discontinued operations. Additionally, ASU 2014-08 requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. The amendments in ASU 2014-08 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. However, ASU 2014-08 should not be applied to a component that is classified as held for sale before the effective date even if the component is disposed of after the effective date. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in financial statement previously issued. We are currently assessing the impact, if any on our consolidated financial statements.

In May 2014, FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”), which provides guidance for revenue recognition. ASU 2014-09 affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets and supersedes the revenue recognition requirements in Topic 605, “Revenue Recognition,” and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, “Revenue Recognition—Construction—Type and Production—Type Contracts.” The standard’s core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which a company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under today’s guidance.

These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 is effective for us beginning in fiscal year 2018 and, at that time we may adopt the new standard under the full retrospective method or the modified retrospective method. Early adoption is not permitted. We are currently evaluating the method and impact the adoption of ASU 2014-09 will have on our condensed consolidated financial statements and disclosures.

Quantitative and Qualitative Disclosures about Market Risk.

Interest Rate Risk

Our ABL Facility, FILO Facility and Term Loan are exposed to fluctuations in interest rates which could impact our results of operations and financial condition. Interest on the ABL Facility, FILO Facility and Term Loan are tied to, at our option, either a base rate, or a prime rate, or LIBOR. At July 5, 2014, the total amount outstanding under our ABL Facility, FILO Facility and Term Loan that was subject to interest rate changes was $1,502.8 million.

To manage this exposure, we use interest rate swap agreements in order to hedge the changes in our variable interest rate debt. Interest rate swap agreements utilized by us in our hedging programs are viewed as risk management tools, involve little complexity and are not used for trading or speculative purposes. To minimize the risk of counterparty non-performance, interest rate swap agreements are made only through major financial institutions with significant experience in such instruments.

At July 5, 2014, $1,102.8 million of the total outstanding balance of our ABL Facility, FILO Facility and Term Loan that was not hedged by an interest rate swap agreement and thus subject to interest rate changes. Based on this amount, a hypothetical increase of 1% in such interest rate percentages would result in an increase to our annual interest expense by $11.0 million.

Foreign Currency Exchange Rate Risk

The financial position and results of operations for TriCan, our 100% owned subsidiary acquired during 2012, are impacted by movements in the exchange rates between the Canadian dollar and the U.S. dollar. As of July 5, 2014, we did not have any foreign currency derivatives in place. We assess the market risk of changes in foreign currency exchange rates utilizing a sensitivity analysis that measures the potential impact on our earnings. During the year ended December 28, 2013 and the six months ended July 5, 2014, a hypothetical 10% fluctuation in the U.S. dollar to Canadian dollar exchange rate would have affected our net income (loss) by $0.1 million and $0.7 million, respectively.

BUSINESS

Our Company

We are the largest distributor of replacement tires in North America based on dollar amount of wholesale sales and number of warehouses. We provide a wide range of products and value-added services to customers in each of the key market channels to enable tire retailers to more effectively service and grow sales to consumers. Through our network of more than 140 distribution centers in the United States and Canada, we offer access to an extensive breadth and depth of inventory, representing more than 40,000 SKUs, to approximately 80,000 customers. In 2013, we distributed more than 40 million replacement tires after giving effect to recent acquisitions. We estimate that our share of the replacement passenger and light truck tire market in 2013, after giving effect to our recently completed acquisitions, would have been approximately 14% in the United States, up from approximately 1% in 1996, and approximately 21% in Canada.

We serve a highly diversified customer base across multiple channels, comprised of local, regional and national independent tire retailers, mass merchandisers, warehouse clubs, tire manufacturer-owned stores, automotive dealerships and web-based marketers. We have a significant market presence in a number of these key market channels and we believe that we are the only replacement tire distributor in North America that services each of these key market channels. During fiscal 2013, our largest customer and top ten customers accounted for 3.1% and 10.9%, respectively, of our net sales. We believe we are a top supplier to many of our customers and have maintained relationships with our top 20 customers that exceed a decade on average.

We believe we distribute one of the broadest product offerings in our industry, supplying our customers with nine of the top ten leading passenger and light truck tire brands. We carry the flag brands from each of the four largest tire manufacturers—Bridgestone, Continental, Goodyear and Michelin—as well as the Cooper, Hankook, Kumho, Nexen, Nitto and Pirelli brands. We also sell lower price point associate and proprietary brands of these and many other tire manufacturers, and through our acquisition of Hercules we also own and market our proprietary Hercules® brand, the number one private brand in North America in 2013 based on unit sales. In addition, we sell custom wheels and accessories and related tire supplies and tools. In fiscal 2013, tire sales accounted for 97.4% of our net sales, with sales of passenger and light truck tires accounting for 82.3% of our net sales. Tire supplies, tools and custom wheels and accessories represented approximately 2.6% of our net sales. We believe that our large and diverse product offering allows us to penetrate the replacement tire market across a broad range of price points.

Our growth strategy, coupled with our access to capital and our scalable platform, enables us to continue to expand organically in existing markets as well as in new geographic areas. We also expect to continue to employ a selective acquisition strategy to increase our share in the markets we currently service as well as to expand our distribution into new markets, utilizing our scale in an effort to realize significant synergies. In addition, we are investing in technology and each sales channel to fuel our future growth. As a result, we believe that we are well positioned to continue to achieve above-market growth in all market environments and to continue to enhance our profitability and cash flows.

Geographic Footprint

In fiscal 2009, our net income was $4.9 million and in fiscal 2013 our net loss was $6.4 million. This decrease in net income was primarily the result of increased interest expense related to our acquisition by investment funds affiliated with TPG in 2010, as well as interest associated with our eight acquisitions from 2010 through 2013, and non-cash amortization expense related to our intangible assets. From fiscal 2009 to fiscal 2013, our net sales increased from $2.2 billion to $3.8 billion, reflecting a compound annual growth rate of 15.3%, and Adjusted EBITDA increased from $101.0 million to $195.5 million, reflecting a compound annual growth rate of 17.9%. See “Selected Consolidated Financial and Other Data” for a presentation of net sales and Adjusted EBITDA data for each of our fiscal years in this period. Over the same period, our unit volume grew from approximately 19.5 million to approximately 26.0 million while, according to the RMA, unit volume in the North American replacement tire market grew from approximately 238.9 million to approximately 246.0 million. Our superior growth was driven by our organic initiatives and our acquisitions.

For the six months ended July 5, 2014 and the year ended December 28, 2013 our net sales were $2.6 billion and $5.1 billion, respectively, our net loss from continuing operations was $77.0 million and $47.5 million, respectively, and our Adjusted EBITDA was $93.1 million and $251.5 million, respectively, in each case including the pro forma effects of our recent acquisitions. Additional information regarding Adjusted EBITDA and pro forma Adjusted EBITDA, including a reconciliation of Adjusted EBITDA to income (loss) from continuing operations and a reconciliation of pro forma Adjusted EBITDA to pro forma net income (loss) from continuing operations, is included in “—Summary Consolidated Financial and Other Data.” Additional information regarding the pro forma effects of our recent acquisitions is included in “—Summary Consolidated Financial and Other Data” and “Unaudited Pro Forma Combined Condensed Financial Information.”

We have a substantial amount of debt, which requires significant interest and principal payments. See “Risk Factors—As of July 5, 2014, on a pro forma basis after giving effect to this offering and the application of the net proceeds therefrom, we would have had total indebtedness of approximately $             million, and our substantial indebtedness could adversely affect our financial condition and growth strategy.”

Our Industry

According to Modern Tire Dealer, the U.S. replacement tire market generated annual retail sales of approximately $37.3 billion in 2013. Passenger tires, medium truck tires and light truck tires accounted for 66.9%, 16.9% and 13.1%, respectively, of the total U.S. market. Farm, specialty and other types of tires accounted for the remaining 3.1% of the total U.S. market. The Canadian replacement tire market generated annual retail sales of approximately $3.7 billion in 2012. Passenger and light truck tires accounted for 53% while commercial tires accounted for 20% of the total Canadian replacement tire market. Farm, specialty and other types of tires accounted for the remaining 27% of the total Canadian replacement tire market. According to a Tire Review survey conducted in 2013, U.S. tire dealers buy 55.4% of their consumer tires from wholesale distributors like us and 27.7% direct from tire manufacturers, with the remaining volume coming from various other sources.

In the United States and Canada, replacement tires are sold to consumers through several different channels, including local, regional and national independent tire retailers, mass merchandisers, warehouse clubs, tire manufacturer-owned stores, automotive dealerships and web-based marketers. Between 1990 and 2013, independent tire retailers and automotive dealerships have enjoyed the largest increase in U.S. replacement tire market share, according to Modern Tire Dealer, moving from 54% to 60.5% and 1% to 7.5% of the market, respectively. In 2012, replacement tire sales to independent tire retailers and automotive dealerships represented approximately 44% and 18%, respectively, of Canadian replacement tire market share. Mass merchandisers, warehouse clubs, manufacturer-owned stores and web-based marketers comprise the remaining market share in both the United States and Canada.

Since 2000, the number of specific tire sizes in the market has increased by 61%. One driver of this increase was above-market growth in high-performance tires. The increase in the number of tire sizes coupled with the large number of brands in the market place has driven SKU proliferation in the replacement tire market. As a result of the SKU proliferation and due to their capital and physical space constraints, many tire retailers are unable to carry sufficient inventory to meet the demands of their customers. This trend has helped increase the need for distributors in the replacement tire market.

The U.S. and Canadian replacement tire markets have historically experienced stable growth and favorable pricing dynamics. However, these markets are subject to changes in consumer confidence and economic conditions. As a result, tire consumers may opt to temporarily defer replacement tire purchases or purchase less costly brands during challenging economic periods when macroeconomic factors such as unemployment, high fuel costs and weakness in the housing market impact their financial health.

From 1955 through 2013, U.S. replacement tire unit shipments increased by an average of approximately 3% per year. We believe that we are experiencing the beginning of a recovery after a prolonged downturn, which began in 2008 for the replacement tire market. Replacement tire unit shipments were up 4.4% in the United States and 0.7% in Canada in 2013 as compared to 2012, as a rebound in the housing market, a decline in unemployment rates and increases in vehicle sales and vehicle miles driven impacted the U.S. and Canadian replacement tire markets favorably. The RMA projects that replacement tire shipments will increase by approximately 2% in the United States in 2014 as compared to 2013, as demand drivers continue to strengthen.

Going forward, we believe that long-term growth in the U.S. and Canadian replacement tire markets will continue to be driven by favorable underlying dynamics, including:

•	increases in the number and average age of passenger cars and light trucks;

•	increases in the number of miles driven;

•	increases in the number of licensed drivers as the U.S. and Canadian population continues to grow;

•	increases in the number of replacement tire SKUs;

•	growth of the high-performance tire market; and

•	shortening of tire replacement cycles due to changes in product mix that increasingly favor high- performance tires, which have shorter average lives.

Our Competitive Strengths

We believe the following key strengths have enabled us to become the largest distributor of replacement tires in North America and position us to achieve future revenue growth in excess of the long-term growth rates of the U.S. and Canadian replacement tire industry:

Leading Position in a Large and Highly Fragmented Marketplace. We are the largest distributor of replacement tires in North America with an estimated market share in 2013 of approximately 14%, after giving effect to our recently completed acquisitions, in a $37.3 billion market in the United States. Our estimated market share in 2013 of the replacement passenger and light truck tire market in Canada was approximately 21%, after giving effect to our recently completed acquisitions. We believe our scale provides us key competitive advantages relative to our smaller, and generally regionally-focused, competitors. These include the ability to: efficiently stock and deliver a wide variety of tires; invest in services, including sales tools and technologies, to support our customers; and realize operating efficiencies from our scalable infrastructure. We believe our leading market position and presence in each of the key market channels, combined with our commitment to distribution, as opposed to the retail operations engaged in by our customers, enhances our ability to expand our sales footprint cost effectively both in our existing markets and in new domestic geographic markets.

Scale Advantage from Extensive and Efficient Distribution Network. We believe we have the largest independent replacement tire distribution network in North America with more than 140 distribution centers (excluding distribution centers acquired in our recent acquisitions that are expected to be closed as part of the integration process) and approximately 1,000 delivery vehicles. Our distribution footprint services geographic regions in the United States that represented more than 90% of the replacement tire market for passenger and light truck tires in 2013, and we believe our geographic coverage in Canada is also very extensive. Our extensive distribution footprint, combined with sophisticated inventory management and logistics technologies, enable us to deliver the vast majority of orders on a same or next day basis, which is critical for tire retailers who are typically limited by physical inventory capacity and working capital constraints. Our delivery technologies allow us to more effectively and efficiently organize and optimize our route systems to provide timely product delivery. Our distribution systems are integrated with our proprietary business-to-business ATDOnline® order fulfillment system that captures more than 65% of our orders electronically, and our Oracle ERP system provides a scalable platform that can support future growth and ongoing cost reduction initiatives, including warehouse and truck management systems, which we believe will allow us to continue reducing warehouse and delivery costs per unit.

Broad Product Offering from Diverse Supplier Base. We believe we offer the most comprehensive selection of passenger and light truck tires in the industry through a diverse group of suppliers. We supply nine of the top ten leading passenger and light truck tire brands, and we carry the flag brands from each of the four largest tire manufacturers—Bridgestone, Continental, Goodyear and Michelin—as well as the Cooper, Hankook, Kumho, Nexen, Nitto and Pirelli brands. Our tire product line includes a full suite of flag, associate and proprietary brand tires, allowing us to service a broad range of price points from entry-level imported products to the faster-growing high-performance category. Through our acquisition of Hercules, we also own and market our proprietary Hercules® brand, the number one private brand in North America in 2013 based on unit sales. In addition to tires, we also offer custom wheels and accessories and related tire supplies and tools. We believe that our broad product offering drives increased sales among existing customers, attracts new customers and increases customer retention.

Broad Range of Value-Added Services. We provide a wide range of services that enable our tire retailer customers to operate their businesses more profitably. These services include convenient access to and timely delivery of the broadest product offerings available in the industry, as well as fundamental business support services, such as administration of tire manufacturer affiliate programs and credit, training and access to consumer market data, which enable our tire retailer customers to better service their individual markets. We provide our U.S. customers with convenient 24/7 access to our extensive product offerings through our proprietary business-to-business web portal, ATDOnline®. Our online services also include TireBuyer.com®, which allows our U.S. independent tire retailers the ability to participate in the Internet marketing of tires to consumers. We also provide select, qualified U.S. independent tire retailers with the opportunity to participate in our Tire Pros® franchise program through which they receive advertising and marketing support and the benefits of a national brand identity. We believe our value-added services as well as the integration between our infrastructure and our customers’ operations enable us to maintain high rates of customer retention and build strong customer loyalty.

Diversified Customer Base and Longstanding Customer Relationships Across Multiple Channels. We serve a highly diversified customer base in each of the key market channels, including local, regional and national independent tire retailers, mass merchandisers, warehouse clubs, tire manufacturer-owned stores, automotive dealerships and web-based marketers. We believe we are the only distributor of replacement tires in North America that services each of these key market channels. Our business is diversified across the key market channels and reflects the evolving complexity of the North American replacement tire market, with independent tire retailers accounting for 76% of our net sales in 2013 as compared to 85% of our net sales in 2009. We believe we are a top supplier to many of our customers and maintain relationships with our top 20 customers that exceed a decade on average. We believe the diversity of our customer base and the strength of our customer relationships present an opportunity to grow market share regardless of macroeconomic and replacement tire market conditions.

Consistent Financial Performance and Strong Cash Flow Generation. Our financial performance has benefited from substantial growth that has been achieved through a combination of organic initiatives and acquisitions. Over the ten-year period from fiscal 2003 to fiscal 2013, our net sales grew at a compound annual rate of 13.2%, reflecting our strong revenue base, evolving business mix, scalable operating model and successful growth strategies.

The following chart shows our net sales for each fiscal year in the period from 2003 to 2013:

In addition, we believe the low capital intensity of our business combined with the efficient management of our working capital, due in part to our advanced inventory management systems in the United States that we are also in the process of implementing in Canada, and close vendor relationships, will enable us to generate strong cash flows. In addition, as a result of our presence in each major channel within the replacement tire market and based upon our ability to rationalize our operating costs, as necessary, we experienced only moderate margin contraction during the recent economic downturn.

Experienced Management Team Supported by Strong Equity Sponsorship. Our senior management team, led by our President and Chief Executive Officer William E. Berry, has an average of over 20 years of experience in the replacement tire distribution industry. Although we have experienced net losses for the past three years, management has implemented successful initiatives in a leveraged environment, including the execution of a disciplined acquisition strategy, which has contributed to our gross profit expansion and above-market net sales growth during that period. In addition, we have reduced costs through the integration of operating systems and introduction of standard operating practices, particularly in the United States, resulting in improved operating efficiencies, reduced headcount and improved operating profit at existing and acquired locations. We also benefit from the extensive management and business experience provided by our Sponsor, TPG.

Our Business Strategy

Our objective is to further expand our position as the largest distributor of replacement tires in North America and establish our company as the leading distributor in each of the key market channels that we serve, while continuing to provide our customers with a range of value-added services such as frequent and timely delivery of inventory, the broadest and deepest range of products, and other business support services. We intend to accomplish this objective, drive above-market growth and further enhance our profitability and cash flows by executing on the following key operating strategies:

Grow Organically in Excess of Market. It is at the core of our strategy to grow our profits and cash flows organically through further penetration of all of our key market channels, through greenfield expansion, through further penetration of our Hercules® brand, the number one private brand in North America in 2013 based on unit sales, through further establishment and expansion of TireBuyer.com®, and through further expansion and development of our value-added services.

Expand Penetration in Each of the Key Market Channels. We have a significant presence in each of the key market channels, including local, regional and national independent tire retailers, mass merchandisers, warehouse clubs, tire manufacturer-owned stores, automotive dealerships and web-based marketers. We regularly seek opportunities to grow our market share in each channel by customizing our sales strategies to suit the particular needs of that channel, and are focused on training and deploying sales personnel to help build our sales, particularly in the faster-growing automotive dealership channel, and strengthen and expand our relationships with retailers. We have observed an increase in sales through web-based marketers and seek to grow our presence in that channel through our Internet site, TireBuyer.com.

Continue Greenfield Expansion in Existing and New Geographic Markets. While we already have the largest distribution footprint in the North American replacement tire market, servicing geographic regions of the United States that represented more than 90% of the replacement tire market for passenger and light truck tires in 2013 and with geographic coverage in Canada that we believe is also very extensive, we believe there are numerous further underserved areas in both our existing geographic markets as well as in areas not currently serviced by us that are favorably situated to support and grow additional distribution centers. Since 2010, we have successfully opened 23 greenfield distribution centers, and we intend to continue to expand our existing footprint in the United States and Canada in areas where we see opportunities.

Expand Our Hercules® Brand. Through our recently completed acquisition of Hercules, we now market the proprietary Hercules® brand, the number one private brand in North America in 2013 based on unit sales. We believe our expansive distribution network in the United States and Canada, combined with our greater access to capital, will allow us to both expand product availability and increase market share of the Hercules® brand. Further, we expect that Hercules’ multi-decade Asian sourcing experience, including its 250,000 square foot warehouse in northern China, will enhance our supply and distribution capabilities.

Grow TireBuyer.com® into a Premier Internet Tire Provider. TireBuyer.com® is our Internet site that enables our U.S. independent tire retailer customers to connect with consumers. TireBuyer.com® allows our broad base of independent tire retailers to participate in a greater share of the growing Internet tire market. We believe that TireBuyer.com® complements and services our participating U.S. independent tire retailers by providing them access to a sales and marketing channel previously unavailable to them. In 2012, the TireBuyer.com® site was re-launched on a newer, faster and more flexible platform, which has enhanced the overall consumer experience and resulted in increased traffic to the site.

Continue to Develop and Expand our Value-Added Services. Our Tire Pros® franchise program enables us to deliver advertising and marketing support to tire retailers operating as Tire Pros® franchisees. The Tire Pros® franchise program allows participating local tire retailers to enjoy the benefits of a national brand identity with minimal investment, while still maintaining their local identities. In return, we benefit from increasing volume penetration among, and further aligning ourselves with, our franchisees. We are focused on continuing to upgrade and improve the Tire Pros® franchise program and seek opportunities to develop similar programs in the future. In addition, individual manufacturers offer a variety of relatively complex programs for tire retailers that sell their products, providing cooperative advertising funds, volume discounts and other incentives. As part of our service to our customers, we assist them in managing the administration of these programs through dedicated staff. We believe these enhancements, combined with other aspects of our customer service, provide significant value to our customers.

Selectively Pursue Acquisitions. We expect to continue to employ a selective acquisition strategy to increase our share in the markets we currently service as well as to expand our distribution into new markets, utilizing our scale in an effort to realize significant synergies. Over the past six years we have successfully acquired and integrated nine businesses representing, in the aggregate, over $850 million in annual revenue through 2013, and on a pro forma basis, including our recently completed acquisitions of Hercules and Terry’s Tire, the 2013 annual revenue of businesses acquired is over $2 billion in the aggregate. We believe our position as the largest distributor of replacement tires in North America, combined with our access to capital and our scalable platform, has allowed us to make acquisitions at very attractive post-synergy valuations.

Leverage Our Infrastructure in Existing Markets. Through infrastructure expansions over the past several years in the United States, we have developed a scalable platform with available incremental distribution capacity. Our distribution infrastructure enables us to efficiently add new customers, such as corporate accounts, and service growing channels, such as automotive dealerships, thereby increasing profitability by leveraging the utilization of our existing assets. We expect to complete the implementation of a similar platform in Canada near the beginning of 2015. We believe our relative penetration in existing markets is largely a function of the services we offer and the length of time we have operated locally. Specifically, in new geographic markets, we have experienced growth in market share over time, and in markets that we have served the longest, we generally have market share well in excess of our national average.

Utilize Technology Platform to Continue to Increase Distribution Efficiency. We intend to continue to invest in our inventory and warehouse management systems and logistics technology in order to further increase our efficiency and profit margins and improve customer service. For example, we operate on our Oracle ERP platform in the United States and are in the process of implementing it in Canada. We continue to evaluate and incorporate technical solutions including utilization of handheld scanning for receiving, picking and delivery of products to our customers. We believe these increased efficiencies will continue to enhance our reputation with our customers for providing timely service, while also reducing costs. Additionally, we continue to roll out customized electronic solutions and POS system integration for our larger customers.

Maintain a Comprehensive and Deep Tire Portfolio to Meet Our Customers’ Needs. We provide a wide range of products covering a broad range of price points, from entry-level imported products to offerings in the faster-growing high-performance tire market, through a full suite of flag, associate and proprietary brand tires. We acquired the Hercules® brand in January 2014 and intend to further expand its market presence throughout North America. We intend to continue to focus on high-performance tires, given the growth in demand for such tires, while maintaining our emphasis on providing broad and entry level tire offerings. Our comprehensive tire portfolio is designed to satisfy all of our customers’ needs and allow us to become the supplier of choice, thereby increasing customer penetration and retention across all channels.

Products

We provide our customers with a comprehensive portfolio of tires, tire supplies and tools as well as custom wheels and accessories. During 2013, tire sales accounted for 97.4% of our net sales. Tire supplies, tools and custom wheels and accessories represented approximately 2.6% of our net sales.

Tires

We sell a broad selection of replacement tires, from well-known flag brands, which typically carry a premium price and profit per tire, to entry-level imported brands. We believe our ability to offer tires across multiple industry tiers provides us with a competitive advantage by enabling us to service a broad range of price points in the replacement tire market. Sales of passenger and light truck tires accounted for 82.3% of our net sales in fiscal 2013. The remainder of our tire sales was for medium trucks, farm vehicles and other specialty tires.

Flag brands. Flag brands, which have the greatest brand recognition as a result of both strong sales and strong marketing support from tire manufacturers, are generally premium-quality and premium-priced offerings. The flag brands we sell have high consumer recognition and generate higher per-tire profit than associate or proprietary brands. We carry the flag brands from each of the four largest tire manufacturers—Bridgestone, Continental, Goodyear and Michelin—as well as the Cooper, Hankook, Kumho, Nexen, Nitto and Pirelli brands. Within our flag brand product portfolio, we also carry high-performance tires.

Associate brands. Associate brands are primarily lower-priced tires manufactured by well-known manufacturers offered under different brand names. Our associate brands, such as Fuzion®, allow us to offer tires in a wider price range. In addition, associate brands are attractive to our tire retailer customers as they are regularly subject to incentive programs offered by tire manufacturers.

Proprietary and exclusive brands. Through our acquisition of Hercules, we own and market our proprietary Hercules® brand, the number one private brand in North America in 2013 based on unit sales. The Hercules® brand includes a full line of tires for passenger cars as well as light and medium trucks. Additionally, our Capitol® and Ironman® brands are lower-priced tires made by tire manufacturers exclusively for, and marketed by, us. These brands, in which we hold or control the trademark, strengthen our entry-level priced product offering and allow us to sell value-oriented tires to tire retailers, increasing our overall market penetration.

Entry level imported brands. Entry level imported brands are exclusively lower-priced tires manufactured offshore, and predominately by Asia-based manufacturers. Our entry level imported brands allow us to offer tires in a wider price range including opening price point products.

Custom Wheels and Accessories

Custom wheels directly complement our tire products as many custom wheel consumers purchase tires when purchasing wheels. Customers can order custom wheels and accessories from us separately or in addition to their regular tire orders without the added complexity of being serviced by an additional vendor. We offer over 25 different wheel brands, along with installation and service accessories. Of these brands, five are proprietary: ICW® Racing, Pacer®, Drifz®, Cruiser Alloy® and O.E. Performance®. Other nationally available brands that complement our offering include: Gear Alloy, Motiv LuxuryAlloys, TIS (Twenty Inches Strong) and Dropstars, which also includes Monster Energy Edition wheel styles, Advanti Racing, Black Rock, BMF, Cragar, Dick Cepek, Fondmetal, Focal, Platinum, Lexani, Mickey Thompson, Mamba, Konig and Ultra Wheel. Collectively, these brands represent one of the most comprehensive wheel offerings in the industry. Sourcing of product is worldwide through a number of manufacturers.

Tire Supplies and Tools

We supply our customers with a wide array of tire supplies and tools which enable them to better service their customers as well as help them become more profitable businesses. Our tire supplies and tools are the most popular brand names from leading manufacturers. These products broaden our portfolio and leverage our customer relationships.

Customers

We serve a highly diversified customer base comprised of local, regional and national independent tire retailers, mass merchandisers, warehouse clubs, tire manufacturer-owned stores, automotive dealerships and web-based marketers. We sell to approximately 80,000 customers (approximately 73,000 in the U.S. and 7,000 in Canada). In fiscal 2013, our largest customer and our top ten customers accounted for less than 3.1% and 10.9%, respectively, of our net sales. We believe we are a top supplier to many of our customers and maintain relationships with our top 20 customers that exceed a decade on average.

Suppliers

We purchase our tires from several sources, including the four largest tire manufacturers, Bridgestone, Continental, Goodyear and Michelin, from whom we bought 58.6% of our tire products in fiscal 2013. In general, we do not have long-term supply agreements with tire manufacturers, instead relying on oral arrangements or written agreements that are renegotiated annually and can be terminated on short notice. However, we have conducted business with our major tire suppliers for an average of over 20 years, and we believe that we have good relationships with all of our major suppliers. In recent years, tire manufacturers have reduced the number of tire retailers they service directly. As a result of this change, tire retailers have increasingly relied on us, and we have become a more critical link between manufacturers and tire retailers.

There are a number of worldwide manufacturers of wheels and other automotive products. Most of the wheels we purchase are proprietary brands, namely, Pacer®, Cruiser Alloy®, Drifz®, O.E. Performance® and ICW® Racing, and are produced by a variety of manufacturers.

Distribution System

We have designed our distribution system to deliver products from a wide variety of tire manufacturers to our tire retailer customers. In recent years, we believe tire manufacturers have reduced the number of tire retailers they service directly and tire retailers have reduced the inventory they hold. At the same time, the depth and breadth of replacement SKUs has continued to expand. As a result of these changes, tire retailers have increasingly relied on us and we have become a more critical link in enabling tire retailers to more efficiently manage their business.

We utilize a sophisticated inventory and delivery system to distribute our products to most customers on a same or next day basis. In our U.S. distribution centers, we use sophisticated bin locator systems, material handling equipment and routing software that link customer orders to our inventory and delivery routes. We believe this distribution system, which is integrated with our proprietary business-to-business ATDOnline® ordering and reporting system, provides us a competitive advantage by allowing us to ship customer orders quickly and efficiently while also reducing labor costs. Our logistics and routing technology uses third-party software packages and GPS systems, including dynamic routing and Roadnet 5000, to optimize route design and delivery capacity. Coupled with our fleet of approximately 1,000 delivery vehicles, this technology enables us to cost effectively make multiple daily or weekly shipments to customers as necessary.

Approximately 80% of our U.S. tire purchases are shipped directly by tire manufacturers to our U.S. distribution centers. The remainder is shipped by manufacturers to our redistribution centers located in Maiden, North Carolina and Bakersfield, California and we have begun to roll out these technologies in Findley, Ohio. These redistribution centers warehouse slower-moving and foreign-manufactured products, which are forwarded to our U.S. distribution centers as needed.

Information Systems

Through infrastructure expansions over the past several years, we have developed a scalable platform with incremental capacity available. We are currently completing the U.S. implementation of an Oracle ERP system that supports future growth and ongoing cost reduction initiatives, including warehouse and truck management systems, which we believe will allow us to continue reducing warehouse and delivery costs per unit. The ERP implementation, which is nearing completion in the United States, has largely replaced our legacy computer system. We continue to implement technical solutions across the United States including handheld scanning for receiving, picking and delivery of product to our customers. In addition, we are preparing to implement a similar Oracle ERP platform in Canada near the beginning of 2015. Additionally, we continue to roll out customized electronic solutions and POS system integration for our larger customers.

Inventory Control

We believe that we maintain levels of inventory that are adequate to meet our customers’ needs on a same day or next day basis. Since customers look to us to fulfill their needs on short notice, inventory levels are a primary focus of our business model. As a result, backlog of orders is not considered material to, or a significant factor in, evaluating and understanding our business. Our inventory levels are determined using sales data derived from distribution centers (on a combined basis, an individual basis or by geographic region) as well as from vendors who supply the distribution centers and retail customer stores that are served by the distribution centers. All distribution centers stock a base inventory and may expand beyond preset inventory levels as deemed appropriate by their general managers. Computer systems monitor inventory levels for all stock items and quantities are periodically re-balanced from center-to-center.

Marketing and Customer Service

Our marketing efforts are focused on driving growth through customer service, additional product placement and market expansion. We provide a range of services which enable our tire retailer customers to operate their businesses more profitably. These services include frequent and timely delivery of inventory, as well as fundamental business support services, such as administration of tire manufacturer affiliate programs and credit, training and access to consumer market data, which enable our tire retailer customers to better service their individual markets. In addition, we provide our U.S. customers with an online web portal with convenient 24/7 access to our inventory, an Internet site that allows our U.S. tire retailer customers to participate in the Internet marketing of tires to customers as well as a franchise program in the United States where we deliver advertising and marketing support to our tire retailer customers.

Sales Force

We have structured our sales organization to best serve our existing customers and develop new prospective customers such as automotive dealerships. As the manufacturers have reduced their own sales staffs, our sales force has assumed the consultative role manufacturers previously provided to tire retailers. Our tire sales force consists of sales personnel at each distribution center plus a sales administrative team located at our field support center in Huntersville, North Carolina.

Sales teams, consisting of salespeople and customer service representatives, focus on tire retailers located within the service area of the distribution center and include a combination of tire-, wheel- and supplies-focused sales personnel. Some sales personnel visit targeted customers to advance our business opportunities and those of our customers, while other sales personnel remain at our facility, making client contact by telephone to advance specific products or programs. Customer service representatives manage incoming calls from customers and provide assistance with order placement, inventory inquiries and general customer support.

The Huntersville-based sales administrative team directs sales personnel at the distribution centers and manages our corporate account customers, including large national and regional retail tire and service companies. This team also manages our Huntersville-based call center, which provides call management assistance to the

U.S. distribution centers during peak times of the day, thereby minimizing customer wait time, and also provides support upon any disruption in a distribution center’s local telephone service. They also serve as the primary point of contact for product and technical inquiries from TireBuyer.com® shoppers.

Automotive dealerships are focused on growing their service business in an effort to expand profitability, and we believe they view having replacement tire capabilities as an important service element. Between 1990 and 2013, U.S. automotive dealerships enjoyed a large increase in market share according to Modern Tire Dealer, moving from 1% of the U.S. replacement tire market to 7.5% of the market. Over the past few years we have steadily trained and deployed sales personnel to help build our sales at these accounts. We continue to invest and focus resources in this channel to strengthen and expand our relationships with the automobile manufacturers and further grow our share of tire sales to their dealerships.

Our aftermarket wheel sales group employs sales and technical support personnel in the field and performance specialists in each region. The responsibilities of this sales group include cultivating new prospective wheel and supplies customers as well as coordinating with tire sales professionals to cover existing accounts. The technical support professionals provide answers to customer questions regarding wheel style and fitment and supplies.

Tire Retailer Programs

Through our Tire Pros® franchise program we deliver advertising and marketing support to U.S. tire retailer customers operating as Tire Pros® franchisees. U.S. independent tire retailers participating in this franchise program enjoy the benefits of a national brand identity with minimal investment, while still maintaining their local identity. We anticipate increasing volume penetration among, and further aligning ourselves with, franchisees.

Individual manufacturers offer a variety of programs for tire retailers that sell their products, such as Bridgestone’s Affiliated Retailer Network, Continental’s Gold, Goodyear’s G3X, Kumho’s Fuel and Michelin’s Alliance. These programs, which are relatively complex, provide cooperative advertising funds, volume discounts and other incentives. As part of our service to our customers, we assist in the administration of these programs for the manufacturers and enhance these programs through dedicated staff to assist tire retailers in managing their participation. We believe these enhancements, combined with other aspects of our customer service, provide significant value to our customers.

We also offer our U.S. tire retailer customers ATDServiceBAY®, which makes available a comprehensive suite of benefits including nationwide tire and service warranties (through third-party warranty providers), a nationally accepted, private-label credit card (through GE Money), access to consumer market data and training and marketing programs to provide our tire retailer customers with the support and service that are critical to succeed in today’s increasingly competitive marketplace.

Order Fulfillment

ATDOnline® provides our U.S. customers with web-based online ordering and 24/7 access to our inventory availability and pricing. Orders are processed automatically and printed in the appropriate distribution center within minutes of entry through ATDOnline®. Our customers are able to track expected deliveries and retrieve copies of their signed delivery receipts. ATDOnline® also allows customers to track account balances and participate in tire manufacturer incentive programs. As a key element of our order fulfillment strategy, ATDOnline provides an a robust solution for order-tracking, logistics management, distribution, installation and payment services. We encourage our customers to use this system because it represents a more efficient method of order entry and information access than traditional order systems. In fiscal 2013, approximately 65% of our total order volume was ordered through ATDOnline®, up from 56% in fiscal 2007. In 2014, we updated this site to provide a more modern platform with many upgrades and capabilities.

TireBuyer.com® is our Internet site that enables our U.S. independent tire retailer customers to connect with consumers. Consumers using TireBuyer.com® purchase products from us and then select a qualified independent tire retailer participating in our TireBuyer.com® program for installation of their tires or wheels. We then deliver the purchased products to the selected tire retailer for local installation. The tire retailer charges the consumer for the installation costs upon product installation. We employ a third-party provider to handle the online billing and payment process. We do not handle customers’ credit card or other sensitive information.

We account for revenues from TireBuyer.com® in the same manner as other orders received from tire retailer customers. The TireBuyer.com® transaction structure allows us to retain our distribution focus, while strengthening our relationship with our tire retailer customers by providing them access to a sales and marketing channel previously unavailable to them. In 2012, the TireBuyer.com® site was re-launched on a newer, faster and more flexible platform, which has enhanced the overall consumer experience and resulted in increased traffic to the site.

Trademarks

The proprietary brand names under which we market our products are trademarks of our company. We value our brand names because they help develop brand identification. All of our trademarks are of perpetual duration as long as they are periodically renewed. We currently intend to maintain all of them in force. The principal proprietary brand names under which we market our products are: HERCULES® tires, IRONMAN® tires, CAPITOL® tires, NEGOTIATOR® tires, REGUL® tires, DYNATRAC® tires, CRUISERALLOY® custom wheels, DRIFZ® custom wheels, ICW® custom wheels, PACER® custom wheels and O.E. PERFORMANCE® custom wheels. Our other trademarks include: AMERICAN TIRE DISTRIBUTORS®, ATD®, TRICAN TIRE DISTRIBUTORS INC®, REGIONAL TIRE DISTRIBUTORS®, ATDONLINE®, ATDSERVICEBAY®, TIREBUYER.COM® and TIRE PROS®.

Competition

The U.S. and Canadian tire distribution industry is highly competitive and fragmented. In these markets, replacement tires are sold to consumers through several different market channels, including local, regional and national independent tire retailers, mass merchandisers, warehouse clubs, tire manufacturer-owned stores, automotive dealerships and web-based marketers. We compete with a number of tire distributors on a regional basis.

Our main competitors include TBC/Treadways Wholesale (owned by Sumitomo), which has retail operations that compete with its distribution customers, and TCI Tire Centers (owned by Michelin). In the automotive dealership channel, our principal competitor is Dealer Tire, which is focused principally on administering replacement tire programs for selected automobile manufacturers’ dealerships. In the online channel, our principal competitor is Tire Rack, which is principally focused on high-performance offerings, acting as both a retailer and a wholesaler.

Seasonality

Although the effects of seasonality in the United States are not significant to our business, we have historically experienced an increase in net sales in the second and third fiscal quarters and an increase in working capital in the first fiscal quarter. In Canada, however, as a result of the winter driving season we recognize a larger percentage of sales and EBITDA during the second half of the year.

Environmental Matters

Our operations and properties are subject to federal, state, foreign and local laws and regulations relating to the use, storage, handling, generation, transportation, treatment, emission, release, discharge and disposal of hazardous materials, substances and waste as well as relating to the investigation and clean-up of contaminated properties, including off-site disposal locations. We do not incur significant costs complying with environmental laws and regulations. However, we could be subject to material environmental costs, liabilities or claims in the future, especially in the event of the adoption of new environmental laws or changes in existing laws and regulations or in their interpretation.

Employees

As of December 28, 2013, our operations employed approximately 3,800 people, approximately 3,400 of which are located in the United States and the balance located within our Canadian distribution centers. None of our employees are represented by a union. We believe our employee relations are satisfactory.

Properties

Our principal properties are geographically situated to meet sales and operating requirements. We believe that our properties have been well maintained, are generally in good condition and are suitable for the conduct of our business. As of July 5, 2014, we operated 124 distribution centers located in 43 states in the United States and 26 distribution centers in Canada, aggregating approximately 15.3 million square feet. We expect some of the distribution centers acquired in our recent acquisitions to be closed as part of the integration process. Of these centers, two are owned by us and the remaining properties are leased. We also lease our principal executive office, located in Huntersville, North Carolina. This lease is scheduled to expire in 2022. In addition, we have some non-essential properties which we are attempting to sell or sublease.

Several of our property leases contain provisions prohibiting a change of control of the lessee or permitting the landlord to terminate the lease or increase rent upon a change of control of the lessee. Based primarily upon our belief that (i) we maintain good relations with the substantial majority of our landlords, (ii) most of our leases are at market rates and (iii) we have historically been able to secure suitable leased property at market rates when needed, we believe that these provisions will not have a material adverse effect on our business or financial position.

Legal Proceedings

We are involved from time to time in various lawsuits, including class action lawsuits arising out of the ordinary conduct of our business. Although no assurances can be given, we do not expect that any of these matters will have a material adverse effect on our business or financial condition. We are also involved in various litigation proceedings incidental to the ordinary course of our business. We believe, based on consultation with legal counsel, that none of these will have a material adverse effect on our financial condition or results of operations.

MANAGEMENT

Executive Officers and Directors

Below is a list of the names, ages as of July 5, 2014, positions and a brief account of the business experience of the individuals who serve as our executive officers and directors as of the date of this prospectus.

Name	Age	Position
William E. Berry	59	President, Chief Executive Officer and Director
Jason T. Yaudes	41	Executive Vice President and Chief Financial Officer
David L. Dyckman	49	Executive Vice President and Chief Operating Officer
J. Michael Gaither	61	Executive Vice President, General Counsel and Secretary
William P. Trimarco	55	Executive Vice President, Product Strategy and Supply
James M. Micali	66	Director
Kevin Burns	50	Director
Peter McGoohan	32	Director
W. James Farrell	72	Director
Gary M. Kusin	63	Director
David Krantz	44	Director

We anticipate that an additional director who is not affiliated with us or any of our stockholders and is independent under the rules of the NYSE will be appointed to the board of directors prior to the effectiveness of the registration statement of which this prospectus forms a part.

William E. Berry, President and Chief Executive Officer, Director.

Mr. Berry has served on the Board of Directors since May 2010 and as our Chief Executive Officer since April 2009 and has been our President since May 2003. He was our Chief Operating Officer from May 2003 to April 2009, Executive Vice President and Chief Financial Officer from January 2002 to May 2003, and Senior Vice President of Finance for the Southeast Division from May 1998 to January 2002. Mr. Berry joined us in May 1998 as a result of our merger with Itco, where he served as Controller from 1984 to 1998, Executive Vice President in charge of business development and sales and marketing from 1996 to 1998 and prior to that was Senior Vice President of Finance. Prior to that, Mr. Berry held a variety of financial management positions for a subsidiary of the Dr. Pepper Company and also spent three years in a public accounting firm. He holds a bachelor’s degree in business administration from Virginia Tech. As our President and Chief Executive Officer, Mr. Berry brings to the Board leadership, industry, operations, risk management, financial and accounting and strategic planning experience, as well as in-depth knowledge of our business.

Jason T. Yaudes, Executive Vice President and Chief Financial Officer

Mr. Yaudes has been our Executive Vice President and Chief Financial Officer since January 2012. Mr. Yaudes joined us in September 2006 as Vice President and Controller and has been Senior Vice President and Controller since December 2011. Prior to joining us, Mr. Yaudes worked with Timco Aviation Services, Inc. holding several positions ranging from Senior Financial Reporting Manager to Chief Accounting Officer. Between 1996 and 2002, Mr. Yaudes worked with the accounting firm of Arthur Andersen as a Manager in the Audit and Business Advisory Services group. Mr. Yaudes holds a bachelor’s degree from Appalachian State University.

David L. Dyckman, Executive Vice President and Chief Operating Officer

Mr. Dyckman has been our Executive Vice President and Chief Operating Officer since January 2012. He was our Executive Vice President and Chief Financial Officer from January 2006 to January 2012. Prior to joining us, Mr. Dyckman was Executive Vice President and Chief Financial Officer of Thermadyne Holdings Corporation from January 2005 to December 2005, and Chief Financial Officer and Vice President of Corporate Development

for NN, Inc. from April 1998 to December 2004. Mr. Dyckman holds a bachelor’s degree and an M.B.A. from Cornell University. Mr. Dyckman also serves on the Board of Directors for PetroChoice Holdings, Inc.

J. Michael Gaither, Executive Vice President, General Counsel and Secretary

Mr. Gaither has been our General Counsel and Secretary since 1991 and has been an Executive Vice President since May 1999. He was our Treasurer from February 2001 to June 2003 and Senior Vice President from 1991 to May 1999. Prior to joining us, he was a lawyer in private practice. He holds a bachelor’s degree from Duke University and a J.D. from the University of North Carolina-Chapel Hill. Mr. Gaither also serves as a member of the Board of Advisers for the Duke University Divinity School.

William P. Trimarco, Executive Vice President, Product Strategy and Supply

Mr. Trimarco has been Executive Vice President, Product Strategy and Supply since June 2014. Mr. Trimarco joined the company in February 2014 as a result of the acquisition of Hercules, where he had been President and Chief Executive Officer since March 2009. Prior to joining Hercules, Mr. Trimarco worked at Larson-Juhl for 27 years. Larson-Juhl, a Berkshire-Hathaway company, is the global leader in manufacturing and distributing of custom picture framing products. Mr. Trimarco started as Operations Manager of Larson-Juhl in 1982 and held numerous positions including President of U.S. Operations and President-International. Mr. Trimarco holds a Bachelor of Science degree in Finance from the University of Illinois.

James M. Micali, Director

Mr. Micali has served on the Board of Directors since May 2010. Mr. Micali has been Senior Advisor to, and limited partner of, Azalea Fund III of the private equity firm Azalea Capital LLC since 2008. He served as “Of Counsel” with the law firm Ogletree Deakins LLC in Greenville, SC, from 2008 to 2011. He was Chairman and President of Michelin North America, Inc. from 1996 until his retirement in August 2008 and was a member of Michelin Group’s Executive Council from 2001 to 2008. Prior to that time, he was Executive Vice President, Legal and Finance, of Michelin North America from 1990 to 1996 and General Counsel and Secretary from 1985 to 1990. Mr. Micali is a director of SCANA Corporation and lead Independent Director of Sonoco Products Company. Mr. Micali holds a bachelor’s degree from Lake Forest College and a J.D. from Boston College Law School. Through his executive positions, including as Chairman and President of Michelin North America and his work as a lawyer, Mr. Micali brings to the Board leadership, industry, legal, risk management, financial and strategic planning experience. Mr. Micali also possesses board experience, having previously served on the board of Lafarge North America from 2004 to 2007 and Ritchie Bros., Inc. from 2008 to 2012.

Kevin Burns, Director

Mr. Burns has served on the Board of Directors since May 2010. Mr. Burns joined TPG in 2003. Since March 2008, he has led TPG’s Manufacturing and Industrial Sector and in 2013 he became leader of TPG’s Global Operations. Prior to joining TPG, from 1998 to 2003 he served as Executive Vice President and Chief Materials Officer of Solectron Corporation. Prior to joining Solectron, Mr. Burns served as Vice President of Worldwide Operations of the Power Generation Business Unit of Westinghouse Corporation, and President of Westinghouse Security Systems. Prior to Westinghouse, Mr. Burns was a consultant at McKinsey & Co., Inc. and spent three years at the General Electric Corporation in various operating roles. Mr. Burns holds a B.S. in Mechanical and Metallurgical Engineering (cum laude) from the University of Connecticut and an M.B.A from the Wharton School of Business. He currently serves as Chairman of the Board of Isola Group, and is on the Boards of Armstrong World Industries, Nexeo Solutions, FleetPride, Inc. and Chobani. Mr. Burns brings to the Board leadership, operations, financial and strategic planning experience. Mr. Burns also possesses board experience.

Peter McGoohan, Director

Mr. McGoohan has served on the Board of Directors since January 2013. Mr. McGoohan is a TPG Vice President. He is focused on the firm’s industrials/manufacturing, energy and financial services investing efforts. Prior to joining TPG Capital in 2007, Mr. McGoohan was an investment banker at Goldman Sachs. Mr. McGoohan received his M.B.A. from the Stanford Graduate School of Business and is a summa cum laude graduate of Vanderbilt University. Mr. McGoohan brings to the Board risk management, financial and strategic planning experience.

W. James Farrell, Director

Mr. Farrell has served on the Board of Directors since October 2010. Mr. Farrell also serves as a Senior Advisor to TPG. Mr. Farrell retired as Chairman and CEO of Illinois Tool Works Inc. (ITW), based in Glenview, Illinois on May 5, 2006. ITW is a multi-national manufacturer of highly engineered fasteners, components, assemblies and systems. ITW is comprised of approximately 875 decentralized operations in 54 countries with more than 65,000 employees and 2008 Revenues of approximately $16 billion. Mr. Farrell currently serves on the board of directors of Abbott Laboratories. Mr. Farrell holds a bachelor’s degree in Electrical Engineering from the University of Detroit. Mr. Farrell brings to the Board leadership, risk management, operations, financial and strategic planning experience. Mr. Farrell also possesses board experience.

Gary M. Kusin, Director

Mr. Kusin has served on the Board of Directors since October 2010. Mr. Kusin has been a Senior Advisor to TPG since 2006. Mr. Kusin previously served as a President and Chief Executive Officer of FedEx Kinko’s Office and Print Services from 2001 to 2006. Mr. Kusin was responsible for the strategic growth and transformation of Kinko’s and oversaw the ultimate sale to FedEx. Mr. Kusin then assisted FedEx in the transition of Kinko’s into FedEx Kinko’s. During that two year transition Mr. Kusin served on the nine person Strategic Management Committee for FedEx Corporation worldwide. Prior to joining Kinko’s in 2001, Mr. Kusin was chief executive officer of HQ Global Workplaces, the world leader in serviced offices, now a part of Regus. In 1995, Mr. Kusin co-founded Laura Mercier Cosmetics, a makeup line now sold through leading specialty and department stores worldwide, which he sold to Neiman-Marcus in 1998. Prior to co-founding Laura Mercier Cosmetics, starting in 1983, Mr. Kusin was president and co-founder of Babbage’s Inc., the leading consumer software specialty store chain in the United States, which now operates under the name GameStop. Earlier in his career, he was vice president and general merchandise manager for the Sanger-Harris division of Federated Department Stores, today operating as Macy’s. Mr. Kusin currently serves on the board of directors of Petco, Sabre Corporation, Savers and Fleetpride. Mr. Kusin served as a Director of Electronic Arts Inc. from 1995 to 2011 and as a Director of RadioShack Corporation from 2004 to 2005. Mr. Kusin holds a bachelor’s degree from the University of Texas and an M.B.A. from the Harvard Business School. Mr. Kusin brings to the Board leadership, risk management, operations, financial and strategic planning experience. Mr. Kusin also possesses company board experience.

David Krantz, Director

Mr. Krantz has served on the Board of Directors since March 2011. He is CEO of YP Holdings LLC. Prior to YP Holdings LLC, Mr. Krantz was President and CEO of AT&T Interactive. In addition to AT&T Interactive, Mr. Krantz has held several other senior leadership positions with AT&T. Prior to joining AT&T, Mr. Krantz held senior leadership positions at GoDigital Networks, a telecommunications equipment company, AOL/Netscape, Pacific Bell, and Sprint. Mr. Krantz holds a bachelor’s degree in Finance and Management from the University of Virginia’s McIntire School of Commerce and earned an M.B.A. from Harvard University. Mr. Krantz brings to the Board leadership, industry, financial and strategic planning experience.

Board Composition and Director Independence

Our business and affairs are managed under the direction of the board of directors. Our board currently consists of seven directors and the TPG Funds have the right to nominate, and have nominated, all of the directors that serve on the board. Currently, our directors serve for terms of one year, or until their successors are duly elected and qualified. Our certificate of incorporation that will be in effect upon closing of this offering provides that our board of directors shall consist of at least three directors but not more than 15 directors and that the number of directors may be fixed from time to time by resolution of our board of directors. Under the amended and restated stockholders agreement described below, we have agreed to take necessary action to maintain the size of the board of directors at no greater than                     directors, subject to applicable laws and regulations. Our board of directors will be divided into three classes, as follows:

•	Class I, which will initially consist of , whose terms will expire at our annual meeting of stockholders to be held in 2015;

•	Class II, which will initially consist of , whose terms will expire at our annual meeting of stockholders to be held in 2016; and

•	Class III, which will initially consist of , whose terms will expire at our annual meeting of stockholders to be held in 2017.

Upon the expiration of the initial term of office for each class of directors, each director in such class shall be elected for a term of three years and serve until a successor is duly elected and qualified or until his or her earlier death, resignation or removal. Any additional directorships resulting from an increase in the number of directors or a vacancy may be filled by the directors then in office.

We anticipate that an additional director who is not affiliated with us or any of our stockholders and is independent under the rules of the NYSE will be appointed to the board of directors prior to the effectiveness of the registration statement of which this prospectus forms a part.

In connection with this offering, we will enter into an amended and restated stockholders agreement with the TPG Funds governing their nomination rights with respect to our board of directors following this offering. Under the agreement, we are required to take all necessary action to cause the board of directors to include individuals designated by the TPG Funds in the slate of nominees recommended by the board of directors for election by our stockholders, as follows:

•	for so long as the TPG Funds own at least 50% of the shares of our common stock held by them following the closing of this offering, they will be entitled to designate five individuals for nomination to serve on our board of directors;

•	when the TPG Funds own less than 50% but at least 10% of the shares of our common stock held by them following the closing of this offering, they will be entitled to designate three individuals for nomination;

•	when the TPG Funds own less than 10% but at least 5% of the shares of our common stock held by them following the closing of this offering, they will be entitled to designate two individuals for nomination; and

•	when the TPG Funds own less than 5% but at least 3% of the shares of our common stock held by them following the closing of this offering, they will be entitled to designate one individual for nomination.

The TPG Funds will have also have the exclusive right to remove their designees and to fill vacancies created by the removal or resignation of their designees, and we are required to take all necessary action to cause such removals and fill such vacancies at the request of the TPG Funds.

Following the completion of this offering, we expect to be a “controlled company” under the rules of the NYSE because more than 50% of our outstanding voting power will be held by the TPG Funds. See “Principal and Selling Stockholders.” We intend to rely upon the “controlled company” exception relating to the board of directors and committee independence requirements under the rules of the NYSE. Pursuant to this exception, we will be exempt from the rules that would otherwise require that our board of directors consist of a majority of independent directors and that our compensation committee and nominating and governance committee be composed entirely of independent directors. The “controlled company” exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Exchange Act and the rules of the NYSE, which require that our audit committee have at least one independent director upon consummation of this offering, consist of a majority of independent directors within 90 days following the effective date of the registration statement of which this prospectus forms a part and exclusively of independent directors within one year following the effective date of the registration statement of which this prospectus forms a part.

Our board of directors has determined that             is an independent director under the rules of the NYSE. In making this determination, the board of directors considered the relationships that each such non-employee director has with our company and all other facts and circumstances that the board of directors deemed relevant in determining their independence, including beneficial ownership of our common stock.

Board Committees

Upon the completion of this offering, our board of directors will have three standing committees: the audit committee; the compensation committee; and the nominating and corporate governance committee. Each of the committees operates under its own written charter adopted by the board of directors, each of which will be available on our website upon closing of this offering. Under our amended and restated stockholders agreement, the TPG Funds have the right to appoint a director to serve on each of our committees, subject to NYSE and SEC rules.

Audit Committee

Following this offering, our audit committee will be composed of             , with             serving as chairman of the committee. We anticipate that, prior to the completion of this offering, our audit committee will determine that             meets the definition of “independent director” under the rules of the NYSE and under Rule 10A-3 under the Exchange Act. Within 90 days following the effective date of the registration statement of which this prospectus forms a part, we anticipate that the audit committee will consist of a majority of independent directors, and within one year following the effective date of the registration statement of which this prospectus forms a part, the audit committee will consist exclusively of independent directors. None of our audit committee members simultaneously serves on the audit committees of more than three public companies, including ours. Our board of directors has determined that             is an “audit committee financial expert” within the meaning of the SEC’s regulations and applicable listing standards of the NYSE. The audit committee’s responsibilities upon completion of this offering will include:

•	appointing, approving the compensation of, and assessing the qualifications, performance and independence of our independent registered public accounting firm;

•	pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing the internal audit plan with the independent registered public accounting firm and members of management responsible for preparing our financial statements;

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	reviewing the adequacy of our internal control over financial reporting;

•	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•	recommending, based upon the audit committee’s review and discussions with management and the independent registered public accounting firm, the inclusion of our audited financial statements in our Annual Report on Form 10-K;

•	reviewing and assessing the adequacy of the committee charter and submitting any changes to the board of directors for approval;

•	monitoring our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the audit committee report required by the rules of the SEC to be included in our annual proxy statement; and

•	reviewing and discussing with management and our independent registered public accounting firm our earnings releases.

Compensation Committee

Following this offering, our compensation committee will be composed of             , with             serving as chairman of the committee. The compensation committee’s responsibilities upon completion of this offering will include:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer and our other executive officers;

•	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining and approving the compensation of our chief executive officer;

•	reviewing and approving the compensation of our other executive officers;

•	appointing, compensating and overseeing the work of any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•	conducting the independence assessment outlined in the rules of the NYSE with respect to any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•	reviewing and assessing the adequacy of the committee charter and submitting any changes to the board of directors for approval;

•	reviewing and establishing our overall management compensation philosophy and policy;

•	overseeing and administering our equity compensation and similar plans;

•	reviewing and approving our policies and procedures for the grant of equity-based awards;

•	reviewing and making recommendations to the board of directors with respect to director compensation; and

•	reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K.

Nominating and Corporate Governance Committee

Following this offering, our nominating and corporate governance committee will be composed of                     , with                      serving as chairman of the committee. The nominating and corporate governance committee’s responsibilities upon completion of this offering will include:

•	developing and recommending to the board of directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•	identifying individuals qualified to become members of the board of directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board of directors a set of corporate governance principles;

•	articulating to each director what is expected, including reference to the corporate governance principles and directors’ duties and responsibilities;

•	reviewing and recommending to the board of directors practices and policies with respect to directors;

•	reviewing and recommending to the board of directors the functions, duties and compositions of the committees of the board of directors;

•	reviewing and assessing the adequacy of the committee charter and submitting any changes to the board of directors for approval;

•	provide for new director orientation and continuing education for existing directors on a periodic basis;

•	performing an evaluation of the performance of the committee; and

•	overseeing the evaluation of the board of directors and management.

Director Experience and Qualifications

The Board of Directors believes that each director should possess a combination of skills, professional experience, and diversity of viewpoints necessary to oversee our business. In addition, it believes that there are certain attributes that every director should possess, as reflected in its membership criteria. Accordingly, the Board of Directors considers the qualifications of directors and director candidates individually and in the broader context of its overall composition and our current and future needs.

Among other things, the Board of Directors has determined that it is important to have individuals with the following skills and experiences:

•	leadership experience, as directors with experience in significant leadership positions possess strong abilities to motivate and manage others and to identify and develop leadership qualities in others;

•	knowledge of our industry, particularly distribution strategy and vendor and customer relations, which is relevant to understanding our business and strategy;

•	operations experience, as it gives directors a practical understanding of developing, implementing and assessing our business strategy and operating plan;

•	risk management experience, which is relevant to oversight of the risks facing our business;

•	financial/accounting experience, particularly knowledge of finance and financial reporting processes, which is relevant to understanding and evaluating our capital structure, financial statements and reporting requirements; and

•	strategic planning experience, which is relevant to the Board of Director’s review of our strategies and monitoring their implementation and results.

Board Oversight of Risk Management

While the full board of directors has the ultimate oversight responsibility for the risk management process, its committees oversee risk in certain specified areas. In particular, our audit committee oversees management of enterprise risks as well as financial risks. Our compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements and the incentives created by the compensation awards it administers. Our nominating and corporate governance committee oversees risks associated with corporate governance, business conduct and ethics, and is responsible for overseeing the review and approval of related party transactions. Pursuant to the board of directors’ instruction, management regularly reports on applicable risks to the relevant committee or the full board of directors, as appropriate, with additional review or reporting on risks conducted as needed or as requested by the board of directors and its committees.

Code of Conduct

We have adopted a code of conduct that applies to all of our employees, including our principal executive officer and principal financial officer. In connection with this offering, we will make our code of conduct available on our website. We intend to disclose any amendments to our codes, or any waivers of their requirements, on our website.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This discussion and analysis of our compensation program for our named executive officers should be read in conjunction with the accompanying tables below and text disclosing the compensation awarded to, earned by or paid to our named executive officers.

This section provides an analysis of our executive compensation program, the material compensation decisions made under this program during fiscal 2013, and the material factors considered in making those decisions during fiscal 2013. This section is followed by a series of tables containing specific information about the compensation earned in fiscal 2013 by the following individuals, referred to as our named executive officers:

William E. Berry, President and Chief Executive Officer;

Jason T. Yaudes, Executive Vice President and Chief Financial Officer;

J. Michael Gaither, Executive Vice President and General Counsel;

David L. Dyckman, Executive Vice President and Chief Operating Officer; and

Phillip E. Marrett, Executive Vice President, Product Planning and Positioning(1).

(1)	Mr. Marrett will cease to be our Executive Vice President, Product Planning and Positioning as of July 31, 2014 and will serve as a consultant to us through the end of 2014.

Decision-making Responsibility

Decisions regarding the compensation of our named executive officers are made by our board of directors, after taking into account recommendations from management regarding compensation opportunities for the fiscal year, as further described below.

Compensation Philosophy and Objectives

The overall goal of our board of directors in compensating our executive officers is to attract, retain and motivate key executives of superior ability who are critical to our future success. Our board of directors believes that both the short-term and long-term incentive compensation paid to our named executive officers should be directly aligned with our performance, and that compensation should be structured to ensure that a significant portion of our named executive officers’ compensation opportunities is directly related to the achievement of financial and operational goals and other factors that impact stockholder value.

The compensation decisions of our board of directors with respect to our named executive officers’ salaries, annual incentives and long-term incentive compensation awards are influenced by the executive’s level of responsibility and function, our overall performance and profitability and our board’s assessment of the competitive marketplace (as determined based on our board members’ business experience). Our board of directors also takes into account each named executive officer’s tenure and individual performance, our overall annual budget, and changes in the cost of living.

Our executive compensation package consists of base salary, target annual bonus, and long-term incentives, as well as additional benefits and perquisites. We have no set policy for allocating pay between the various elements of compensation and instead evaluate our named executive officers’ compensation opportunities on a case-by-case basis after taking into account the factors described above. To achieve competitive positioning for the annual cash compensation component of our executive compensation program, our board of directors sets base salaries at a level it believes to be competitive but places more emphasis on annual bonus opportunities because they are more directly linked to our performance. Thus, our compensation is focused less on fixed pay and more on performance-based opportunities, while still intending to remain competitive overall. Targeted annual cash bonus opportunities are based on, among other things, our budgeted financial goals and other factors, which may fluctuate from year to year.

Our board of directors also believes that the best way to directly align the interests of our executives with the interests of our stockholders is to provide opportunities for our executives to maintain an appropriate level of equity ownership throughout their tenure with us. Our compensation program achieves this objective through our use of equity-based long-term incentive awards.

Our executive compensation program is continually evaluated for effectiveness in achieving the stated objectives of our board of directors as well as to reflect the economic environment within which we operate.

Overview of Executive Compensation Components

In fiscal 2013, our executive compensation program consisted of several compensation elements, as noted in the table below and as further described below.

Pay Element	What the Pay Element Rewards	Purpose of the Pay Element
Base Salary	Core competence of the executive relative to skills, experience and contributions to us.	Provides fixed compensation based on competitive market practice.

Annual Cash Incentive	Contributions toward our achievement of specified financial targets and other key performance criteria.	Provides focus on meeting annual goals that lead to our short- and long-term success.

Stock Options	Appreciation in the value of our shares after the stock options are granted. Achievement of specified financial targets. Retention and continued contributions to our success.

Provides focus on our performance as follows:

•   aligns the interests of our executives with the interests of our stockholders;

•   rewards the achievement of performance goals (for performance-based options); and

•   encourages retention of our named executive officers with vesting schedules that apply to our time- and performance-based options.

Retirement Benefits	Participation in our 401(k) plan and our nonqualified deferred compensation plan incentivizes employee retirement savings and continued service to the Company.	Provides attractive tax-deferred retirement savings vehicles for eligible executives and promotes retention of our executives over a longer-term time horizon.

Pay Element	What the Pay Element Rewards	Purpose of the Pay Element
Welfare Benefits	Executives participate in employee benefit plans generally available to our employees, including medical, health, life insurance and disability plans.	These benefits are part of our broad-based total compensation program.

	Certain named executive officers are also provided with supplemental health benefits, which reward executives for their service in leadership roles.	Encourages our executive officers to protect their health.

Additional Benefits and Perquisites	Certain named executive officers are reimbursed for club memberships and all our named executive officers are provided with a vehicle allowance. These benefits reward executives for their service in leadership roles.	Consistent with offering our executives a competitive compensation program.

Termination Benefits	Our named executive officers are parties to employment agreements that provide them with severance benefits if the named executive officer’s employment is terminated without cause or the officer leaves for good reason, each as defined in the agreements. These arrangements reward executives for their continued service to the Company and subject them to restrictive covenants that protect the Company’s interests.	Termination benefits are designed to retain executives and provide security for our named executive officers so their focus remains on driving the Company’s performance.

The use of these programs enables us to reinforce our pay for performance philosophy, as well as strengthen our ability to attract and retain highly qualified executives. We believe that this combination of programs provides an appropriate mix of fixed and variable pay, balances short-term operational performance with long-term stockholder value, and encourages executive recruitment and retention.

Elements of Compensation and Determination of Pay Levels

Base Salary

Historically, base salary levels have reflected a combination of factors including the executive’s experience and tenure, our overall annual budget, the executive’s individual performance, and changes in responsibility. Our board of directors does not target base salary at any particular percent of total compensation. Our board of directors reviews salary levels annually using the factors described above and takes into account salary recommendations made by our Chief Executive Officer and other senior members of management. In fiscal 2013, there were no base salary increases granted to our named executive officers that took effect in fiscal 2013. In December 2013, our board of directors approved an increase in Mr. Yaudes’ base salary from $350,000 to $400,000 that took effect on January 1, 2014 in recognition of Mr. Yaudes’ increased responsibilities and success in his role as our Chief Financial Officer.

Annual Incentive Plan

Our annual incentive plan provides our named executive officers with an opportunity to earn annual cash bonuses based on our achievement of certain pre-established performance goals.

As in setting base salaries, our board of directors, after taking into account recommendations from our Chief Executive Officer and other senior members of management, considers a combination of the factors described above in establishing the annual target bonus opportunities for our named executive officers, which vary from year to year. Budgeted EBITDA (as defined below) is the primary factor considered, as target bonus opportunities are adjusted annually when our board of directors sets our annual budget, which includes our Budgeted EBITDA goals, for the year. Budgeted EBITDA is a non-GAAP financial measure that refers to our net income or loss from our consolidated statements of comprehensive income before interest income and expense, income taxes, depreciation and amortization, which is then further adjusted to exclude certain non-cash, non-recurring, cost reduction and other adjustment items. Target bonus opportunities are defined as a percentage of the overall bonus pool, which is set as described below. We do not target annual bonus opportunities at any particular percentage of base salary or total compensation.

In December of each year, our board of directors sets a bonus pool for the following year for all executives covered by our annual incentive plan, the size of which is equal to a designated percentage of Budgeted EBITDA actually achieved by us. Budgeted EBITDA was selected as the performance metric for our annual incentive plan because we believe it is an important measure of our financial performance and our ability to create free cash flow. No bonus pool is funded if actual performance falls below 90% of the Budgeted EBITDA goal. The pool grows pro-rata for actual performance between 90% and 100% of the Budgeted EBITDA goal. Above 100% of the Budgeted EBITDA goal, the pool grows by approximately 20% of each incremental dollar. The bonus pool is divided among participants in our annual incentive plan based on each participant’s designated percentage of the bonus pool, as described above.

We set the Budgeted EBITDA goal for fiscal 2013 bonus opportunities at a level that was intended to reflect improvement in performance over the prior fiscal year, specific market conditions and better-than-average growth within our competitive industry. For fiscal 2013, the targeted bonus pool was $10.1 million, subject to adjustment, based upon a Budgeted EBITDA target of $214.8 million. The percentage of the targeted bonus pool designated for each named executive officer for fiscal 2013 was: Mr. Berry, 15.3%; Mr. Dyckman, 6.9%; and Messrs. Yaudes, Gaither and Marrett, 5.3% each. For fiscal 2013, we achieved 91.0% of the Budgeted EBITDA goal, which resulted in a total bonus pool paid of $5.6 million. The amount of the actual bonuses paid to our named executive officers for fiscal 2013 are included in the Summary Compensation Table under the heading “Non-Equity Incentive Plan Compensation.”

Stock Options

We provide our named executive officers with long-term incentive opportunities in the form of stock options. All outstanding stock options were granted under the ATD Corporation Management Equity Incentive Plan, as amended from time to time, which we refer to as the 2010 Plan.

Each of our named executive officers received a grant of stock options following the Sponsor’s acquisition of the Company in fiscal 2010 that was intended to cover a multi-year period and generally align the interests of our senior management team with those of the Sponsor. The sizes of those grants were determined by our board of directors based on its experience, after consultation with our Chief Executive Officer, taking into account the fact that they were intended to serve as incentives over a longer-term period. We do not make annual stock option grants to our named executive officers and have only made additional stock option grants to our named executive officers in limited circumstances.

In fiscal 2012, we granted additional stock options to Mr. Yaudes in connection with his promotion to Executive Vice President and Chief Financial Officer. The size of this grant was determined by our board of directors and was intended to generally align Mr. Yaudes’ aggregate stock option holdings with those of our other Executive Vice Presidents.

In fiscal 2013, we made additional stock option grants to each of our named executive officers following the Sponsor’s purchase of additional common stock of the Company in connection with the acquisition of RTD (described above under the heading “Unaudited Pro Forma Combined Condensed Financial Information”), which had resulted in the equity ownership of our named executive officers and other holders of our common stock being diluted. Our board of directors decided to make these grants so as to generally maintain the equity ownership levels of our named executive officers (on a fully diluted basis) before and after the additional equity purchase by the Sponsor.

Fifty percent of each stock option grant made to our named executive officers consists of time-based stock options and fifty percent of each stock option grant consists of performance-based options. The initial post-acquisition grants made in 2010 to our named executive officers were each eligible to vest over the five-year period following the closing of the acquisition on May 28, 2010. In order to maintain our named executive officers’ focus on maximizing our performance over that five-year period, subsequent grants to our named executive officers generally have had shorter vesting schedules that are aligned with the vesting schedule that applied to the initial post-acquisition grants. All time-based options granted to our named executive officers in fiscal 2013 vest in three equal installments, with the first installment having vested on May 28, 2013, the second installment having vested on May 28, 2014 and the last installment scheduled to vest on May 28, 2015, generally subject to the named executive officer remaining continuously employed by us through such vesting date. The time-based stock options granted to Mr. Yaudes in fiscal 2012 vest in equal installments on each of the first five anniversaries of May 28, 2012, generally subject to Mr. Yaudes remaining continuously employed by us through the applicable vesting date. The first two installments of Mr. Yaudes’ fiscal 2012 time-based stock options vested on May 28, 2013 and May 28, 2014, respectively.

For the initial post-acquisition grants, each performance-based option was eligible to vest in equal installments on each of the first five anniversaries following the closing of the acquisition if, as of the end of the most recent fiscal year ending on or prior to the applicable anniversary, we achieved the EBITDA target established for such fiscal year by the terms of the option at the time the option was granted. If the EBITDA target is not met for the relevant fiscal year, the performance-based option remains outstanding until terminated and immediately vests upon (i) except with respect to performance-based options eligible to vest as part of the final tranche subject to the grant, achievement of cumulative EBITDA targets for the fiscal year and the first fiscal year following that fiscal year or (ii) the occurrence of a liquidity event in which the Sponsor receives a cash return on its investment in us of at least 220%. As with the time-based options, subsequently granted performance-based options generally are eligible to vest over a shorter period that is aligned with the vesting schedule that applied to the initial post-acquisition grants. All performance-based options granted to our named executive officers in fiscal 2013 vest in three equal installments, with the first installment having vested on May 28, 2013 based on fiscal 2012 EBITDA, the second installment having failed to vest on May 28, 2014 due to our not having achieved the fiscal 2013 EBITDA target (but remaining eligible to vest as described below) and the last installment eligible to vest on May 28, 2015 based on fiscal 2014 EBITDA, generally subject to the named executive officer remaining continuously employed by us through such vesting date. The performance-based stock options granted to Mr. Yaudes in fiscal 2012 vest in five equal installments, with the first installment having vested on May 28, 2013 based on fiscal 2012 EBITDA, the second installment having failed to vest on May 28, 2014 due to our not having achieved the fiscal 2013 target (but remaining eligible to vest as described below) and the other installments eligible to vest based on fiscal 2014, 2015 and 2016 EBITDA, respectively, generally subject to Mr. Yaudes remaining employed by us through the relevant vesting date. Performance-based options granted in fiscal 2012 and fiscal 2013 to our named executive officers are also eligible to vest based on our two-year cumulative EBITDA or the cash return to the Sponsor in connection with a liquidity event on the same terms as described above.

Investment in the Company

Each of our named executive officers made a direct cash investment in our common stock shortly following the Sponsor’s acquisition of us. Offering our named executive officers the opportunity to invest in our common stock aligns their interests with the interests of our other stockholders, leads them to act as “employee owners” of our company and allows them to benefit from increases in value that they helped to create. The number of shares of our common stock beneficially owned by each of named executive officers is described below under the heading “Principal and Selling Stockholders.”

Retirement Plans

Our named executive officers participate along with our other employees and/or other executives in our 401(k) plan and our nonqualified deferred compensation plan. Under our 401(k) plan, we make a matching contribution of 50% of employee contributions up to 6% of compensation, subject to certain limits under the Internal Revenue Code, and employees vest in Company matching contributions as to 20% of the amount of the contributions for each of their first five years of service.

Our deferred compensation plan is a nonqualified plan comprised of a voluntary deferral program that allows our named executive officers to defer a portion of their annual salary and bonus and a noncontributory program that provides for certain contributions to be made on behalf of certain executives by us according to a board-approved schedule. Our deferred compensation plan is described further below under the heading “Nonqualified Deferred Compensation for Fiscal 2013” and our contributions to this plan are included under that heading as well as in the Summary Compensation Table.

We believe that our retirement programs serve as an important tool to attract and retain our named executive officers and other key employees. We also believe that offering a baseline of stable retirement benefits encourages our named executive officers to make a long-term commitment to us. We do not adjust the level of retirement benefits based on the value of a named executive officer’s long-term incentive awards nor do we adjust the level of a named executive officer’s total direct compensation for a given year in light of the value of retirement benefits.

Severance and change in control arrangements

We provide severance protection to each of our named executive officers pursuant to their employment agreements. Certain limited change in control-related protections apply to stock options held by our named executive officers. Our severance and change in control protections are designed to be fair and competitive and to aid in attracting experienced executives, including our named executive officers. The terms of the severance and change in control protections we provide are described below under the heading “Potential Payments Upon Termination or Change in Control.”

Perquisites and Other Benefits

We provide vehicle allowances to each of our named executive officers and reimburse Messrs. Berry, Gaither and Dyckman for the cost of dues at country clubs. In addition, we sponsor an executive medical program for our executive officers, which provides for reimbursement to certain named executive officers and eligible dependents for medical expenses not covered by our group medical plan. Our board of directors believes that the costs of providing these perquisites and benefits are reasonable relative to their value to our named executive officers.

Tax Deductibility

Because our common stock is not currently publicly traded, executive compensation paid in fiscal 2013 was not subject to the provisions of Section 162(m) of the Internal Revenue Code, which limits the deductibility of compensation paid to certain individuals to $1 million, excluding qualifying performance-based compensation and certain other compensation. Following this offering, at such time as we are subject to the deduction limitation under Section 162(m) of the Internal Revenue Code, we expect that our board of directors (or a newly formed compensation committee) will consider the impact of Section 162(m).

Summary Compensation Table for Fiscal 2013, 2012 and 2011

The following table summarizes compensation for our named executive officers for fiscal years 2013, 2012 and 2011.

Name and Principal Position	Fiscal Year	Salary ($)	Option Awards ($) (3)	Non-Equity Incentive Plan Compensation ($) (4)	All Other Compensation ($) (5)	Total ($)
William E. Berry	2013	$750,000	$353,997	$849,000	$56,297	$2,009,294
President and Chief Executive Officer	2012 2011	750,000 600,000	— —	600,000 1,584,000	51,921 54,347	1,401,921 2,238,347

Jason T. Yaudes (1)	2013	$350,000	$103,585	$293,000	$23,665	$770,250
Executive Vice President and Chief Financial Officer	2012	342,308	758,275	215,000	20,378	1,335,961

J. Michael Gaither	2013	$400,000	$176,999	$293,000	$53,437	$923,436
Executive Vice President, General Counsel and Secretary	2012 2011	400,000 350,000	— —	215,000 545,000	55,581 52,664	670,581 947,664

David L. Dyckman (2)	2013	$550,000	$199,123	$384,000	$26,195	$1,159,318
Executive Vice President and Chief Operating Officer	2012 2011	550,000 350,000	— —	280,000 727,000	26,239 27,170	856,239 1,104,170

Phillip E. Marrett	2013	$350,000	$176,999	$293,000	$37,013	$857,012
Executive Vice President, Product Planning and Positioning	2012 2011	350,000 325,000	— —	215,000 545,000	34,751 33,507	599,751 903,507

(1)	Mr. Yaudes was appointed Executive Vice President and Chief Financial Officer effective January 23, 2012. Mr. Yaudes was not a named executive officer of the Company during fiscal 2011 and therefore his compensation is not required to be reported for that year.

(2)	Effective January 23, 2012, Mr. Dyckman was appointed Executive Vice President and Chief Operating Officer. Prior to January 23, 2012, Mr. Dyckman was our Executive Vice President and Chief Financial Officer.

(3)	Represents the aggregate grant date fair value of option awards granted during the fiscal year ended December 28, 2013 and December 29, 2012, in each case, calculated in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. The fair value of the options was calculated using a Black-Scholes option pricing model. For a discussion of the assumptions used in the valuation, see Note 12 in our notes to consolidated financial statements included elsewhere in this prospectus.

(4)	Represents each named executive officer’s annual cash bonus earned with respect to the relevant fiscal year under our annual incentive plan.

(5)	Please see the table below for a description of amounts included in this column.

All Other Compensation from Summary Compensation Table for Fiscal 2013, 2012 and 2011

The following table contains a breakdown of the compensation and benefits included under “All Other Compensation” in the Summary Compensation Table above.

Name	Fiscal Year	Registrant Contributions to Non- Qualified Deferred Compensation Plan	Vehicle Allowance	401(k) Company Match	Club Dues	Executive Medical Benefits (1)		Long- term Disability	Total ($)
William E. Berry	2013 2012 2011	$20,000 20,000 20,000	$19,200 19,200 19,200	$11,500 5,628 8,250	$5,082 5,544 5,544	$	— 994 596	$515 555 757	$56,297 51,921 54,347

Jason T. Yaudes	2013 2012	— —	14,400 14,400	8,750 5,423	— —		— —	515 555	23,665 20,378

J. Michael Gaither	2013 2012 2011	17,000 17,000 17,000	16,800 16,800 16,800	11,500 7,776 8,250	6,000 6,000 6,000		1,622 7,450 3,757	515 555 857	53,437 55,581 52,664

David L. Dyckman	2013 2012	— —	14,400 14,400 14,400	8,750 7,238 8,250	2,530 2,760 2,760		— 1,286 903	515 555 857	26,195 26,239 27,170

Phillip E. Marrett	2012 2011	10,000 10,000 10,000	14,400 14,400 14,400	8,750 7,714 8,250	— — —		3,348 2,082 —	515 555 857	37,013 34,751 33,507

(1)	Represents amounts paid by us under our executive medical plan to cover the cost of qualifying expenses that were incurred by Messrs. Berry, Gaither, Dyckman and Marrett under our health plan but that were not covered under such plan.

Grants of Plan-Based Awards During Fiscal 2013

The following table sets forth certain information regarding the grant of plan-based awards made during fiscal 2013 to our named executive officers:

		Potential Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards (4)	All Other Options: Number of Securities Underlying Options (#) (5)	Exercise Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards (6)
Name	Grant Date	Threshold ($) (1)	Target ($) (2)	Maximum (3)	Target (#)
William E. Berry		$772,038	$1,544,076
	2/15/2013				330,986	330,987	$1.20	$353,997
Jason T. Yaudes		267,438	534,876
	2/15/2013				94,699	94,699	1.20	103,585
J. Michael Gaither		267,438	534,876
	2/15/2013				165,493	165,494	1.20	176,999
David L. Dyckman		348,174	696,348
	2/15/2013				186,180	186,180	1.20	199,123
Phillip E. Marrett		267,438	534,876
	2/15/2013				165,493	165,494	1.20	176,999

(1)	Represents the minimum payments under our annual incentive plan if the threshold level of 90% of the Budgeted EBITDA target had been achieved during fiscal 2013.

(2)	Represents payments under our annual incentive plan if 100% of the Budgeted EBITDA target had been achieved during fiscal 2013. In fiscal 2013, we achieved 91% of the Budgeted EBITDA target, exceeding the threshold level discussed in footnote (1) above but not meeting the target level of performance. Actual bonuses paid to our named executive officers are included in the Summary Compensation Table under the heading “Non-Equity Incentive Plan Compensation.”

(3)	There is no limit on the maximum amount payable under our annual incentive plan.

(4)	Represents the number of performance-based options granted to our named executive officers under the 2010 Plan in fiscal 2013. All performance-based options granted to our named executive officers in fiscal 2013 vest in three equal installments, with the first installment having vested on May 28, 2013 based on fiscal 2012 EBITDA, the second installment having failed to vest on May 28, 2014 due to our not having achieved the fiscal 2013 EBITDA target (but remaining eligible to vest as described below) and the last installment eligible to vest on May 28, 2015 based on fiscal 2014 EBITDA, generally subject to the named executive officer remaining continuously employed by us through such vesting date. If the EBITDA target is not met for fiscal 2014, the performance-based option remains outstanding until terminated and immediately vests upon the occurrence of a liquidity event in which the Sponsor receives a cash return on its investment in us of at least 220%, generally subject to the named executive officer remaining employed by us through the vesting date. Because the EBITDA target was not met for fiscal 2013, performance-based options eligible to vest based on fiscal 2013 EBITDA, to the extent they remain outstanding, are eligible to vest based upon achievement of a cumulative EBITDA target for fiscal years 2013 and 2014.

(5)	Represents the number of time-based options granted to our named executive officers under the 2010 Plan in fiscal 2013. All time-based options granted to our named executive officers in fiscal 2013 vest in three equal installments, with the first installment having vested on May 28, 2013, the second installment having vested on May 28, 2014 and the last installment scheduled to vest on May 28, 2015, generally subject to the named executive officer remaining continuously employed by us through such vesting date.

(6)	Represents the aggregate grant date fair value of option awards granted during the fiscal year ended December 28, 2013, calculated in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. The fair value of the options was calculated using a Black-Scholes option pricing model. For a discussion of the assumptions used in the valuation, see Note 12 in our notes to consolidated financial statements included elsewhere in this prospectus.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

We are a party to an employment agreement with each of our named executive officers. The term of each agreement will continue until the named executive officer’s termination of employment, unless the parties otherwise agree to terminate the agreement. Each agreement sets forth the named executive officer’s initial base salary, which has been subsequently increased prior to fiscal 2013 (except in the case of Mr. Yaudes, whose base salary of $350,000 was set in his employment agreement dated January 23, 2012 and remained in effect during fiscal 2013) and provides that the named executive officer is entitled to an annual performance-based cash bonus on such terms as are determined by our board of directors and is entitled to participate in the benefit plans maintained by the Company and made available to all executive officers.

The agreements with Messrs. Berry, Yaudes and Gaither require us to provide the named executive officer with a monthly car allowance ($1,600 per month for Mr. Berry, $1,200 per month for Mr. Yaudes and $1,400 per month for Mr. Gaither) and, for Messrs. Berry and Gaither, also require us to reimburse them for club membership dues of up to $500 per month.

For a description of the payments and benefits our named executive officers may be entitled to in connection with a termination of employment and/or a change in control and a description of the restrictive covenants covering our named executive officers, see “—Potential Payments upon Termination or Change in Control.”

Outstanding Equity Awards at Fiscal 2013 Year End

The following table provides information concerning outstanding options held by our named executive officers as of December 28, 2013, the last day of our 2013 fiscal year.

Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#) (1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (2)	Option Exercise Price ($) (3)	Option Expiration Date
William E. Berry	5,184,000	1,728,000	1,728,000	$1.00	08/30/20
	220,658	220,658	220,657	1.20	02/15/23

Jason T. Yaudes	583,200	194,400	194,400	1.00	08/30/20
	300,000	600,000	600,000	1.14	01/23/22
	47,809	70,794	70,794	1.20	02/15/23

J. Michael Gaither	2,592,000	864,000	864,000	1.00	08/30/20
	110,329	110,329	110,329	1.20	02/15/23

David L. Dyckman	2,916,000	972,000	972,000	1.00	08/30/20
	124,120	124,120	124,120	1.20	02/15/23

Phillip E. Marrett	2,592,000	864,000	864,000	1.00	08/30/20
	110,329	110,329	110,329	1.20	02/15/23

(1)	Represents the number of unvested and unexercised time-based options held by our named executive officers as of December 28, 2013. The time-based options expiring on August 30, 2020 vest in equal installments on each of the first five anniversaries of May 28, 2010; as of the end of fiscal 2013, 40% of each grant had not yet vested. Mr. Yaudes’ time-based options expiring on January 23, 2022 vest in equal installments on each of the first five anniversaries of May 28, 2012; as of the end of fiscal 2013, 80% of Mr. Yaudes’ grant had not yet vested. Except as described below, the time-based options expiring on February 15, 2023 vest in equal installments on each of the first three anniversaries of May 28, 2012; as of the end of fiscal 2013, 66.6% of each grant had not yet vested. Of Mr. Yaudes’ time-based options that expire on February 15, 2023, 37,236 are subject to the vesting terms described in the immediately preceding sentence. The remaining 57,463 time-based options vest in equal installments on each of the first five anniversaries of May 28, 2012; as of the end of fiscal 2013, 80% of the grant had not yet vested. In each case, the vesting of options generally is contingent on the named executive officer remaining continuously employed by us through the applicable vesting date.

(2)

Represents the number of unearned and unexercised performance-based options held by our named executive officers as of December 28, 2013. The performance-based options expiring on August 30, 2020 vest in equal installments on each of the first five anniversaries of May 28, 2010, provided that we have met the EBITDA target established for the preceding fiscal year; as of the end of fiscal 2013, 40% of each grant had not yet vested. Mr. Yaudes’ performance-based options expiring on January 23, 2022 vest in equal installments on each of the first five anniversaries of May 28, 2012, provided that we have met the EBITDA target established for the preceding fiscal year; as of the end of fiscal 2013, 80% of Mr. Yaudes’ grant had not yet vested. Except as described below, the performance-based options expiring on February 15, 2023 vest in equal installments on each of the first three anniversaries of May 28, 2012, provided that we have met the EBITDA target established for the preceding fiscal year; as of the end of fiscal 2013, 66.6% of each grant had not yet vested. Of Mr. Yaudes’ performance-based options that expire on February 15, 2023, 37,236 are subject to the vesting terms described in the immediately preceding sentence. The remaining 57,463 performance-based options vest in equal installments on each of the first five anniversaries of

May 28, 2012, provided that we have met the EBITDA target established for the preceding fiscal year; as of the end of fiscal 2013, 80% of the grant had not yet vested. With respect to each performance-based option, if the EBITDA target is not met for the relevant fiscal year, the performance-based option remains outstanding until terminated and immediately vests upon (i) except with respect to performance-based options eligible to vest as part of the final tranche subject to the grant, achievement of cumulative EBITDA targets for the relevant fiscal year and the first fiscal year following that fiscal year, or (ii) the occurrence of a liquidity event in which the Sponsor receives a cash return on its investment in us of at least 220%. In each case, the named executive officer generally must remain employed through the applicable vesting date in order for the applicable performance-based options to vest.

(3)	The exercise price of all stock options is equal to 100% of the fair market value of a share of our common stock on the date the options were granted, as determined by our board of directors after considering, among other things, the results of an independent third party valuation.

Option exercises and stock vested

None of our named executive officers exercised any stock options or became vested in any stock awards during our 2013 fiscal year.

Nonqualified Deferred Compensation for Fiscal Year 2013

We sponsor a nonqualified deferred compensation plan in which all of our named executive officers are eligible to participate. Under the deferred compensation plan, a participant is permitted to defer up to 75% of his base salary and up to the full amount of his annual bonus, other performance-based compensation and any 401(k) plan refund. We may also make discretionary contributions to the deferred compensation plan on behalf of participants in an amount determined by our board of directors. In fiscal 2013, we continued our prior practice of making contributions to the plan on behalf of Messrs. Berry, Gaither and Marrett in the amounts shown below. Each participant’s elective deferrals under the plan are fully vested upon deferral; our contributions to the plan are only fully vested after a participant has provided five years of service to the Company, with 20% vesting on each of the first five anniversaries of the participant’s first day of service. Each participant may direct the investment of his account under the deferred compensation plan based on the investment alternatives available under the plan, which include a variety of equity, fixed income and other investment alternatives. A participant may receive a distribution upon his or her death, a separation from service, disability, a change in control event or an unforeseeable emergency. All distributions will be in the form of a lump sum, except that a participant may elect to receive distributions in installments over a period of up to five years in the event of his or her disability and, if a participant has attained either age 62 or age 55 with ten years of service, he or she may elect to receive distributions in installments over a period of up to ten years.

The following table sets forth information regarding our nonqualified deferred compensation plan, showing, with respect to each named executive officer, the aggregate contributions made by such executive officer, the aggregate contributions made by the Company, the aggregate earnings accrued and the aggregate value of withdrawals and distributions to the executive officer, in each case, during the fiscal year ended December 28, 2013 and the balance of his account under this plan as of December 28, 2013.

Name	Executive Contributions in 2013 ($) (1)	Registrant Contributions in 2013 ($) (2)	Aggregate Earnings in 2013 ($) (3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at December 28, 2013 ($) (4)
William E. Berry	30,000	20,000	119,308	—	553,966
Jason T. Yaudes	67,250	—	38,592	—	242,618
J. Michael Gaither	—	17,000	(2,153)	—	329,951
David L. Dyckman	28,747	—	4,226	—	32,973
Phillip E. Marrett	—	10,000	6,745	—	89,595

(1)	Amounts in this column are included in the amounts reported as “Salary” or “Non-Equity Incentive Plan Compensation” in the Summary Compensation Table for fiscal year 2013 for each of the named executive officers, depending on the type of compensation the named executive officer elected to defer.

(2)	Amounts in this column reflect company contributions and are included in the Summary Compensation Table under the heading “All Other Compensation.”

(3)	Earnings on balances in the nonqualified deferred compensation plan equal the rate of return on investments elected by each participant in the plan. These amounts are not included in the Summary Compensation Table because the earnings are credited at a market rate of return.

(4)	The amounts in the table below are reported as compensation in the Summary Compensation Table in the years indicated:

Name	Fiscal Year	Reported Amounts ($)
William E. Berry	2013	$50,000
	2012	48,769
	2011	43,077
Jason T. Yaudes	2013	67,250
	2012	60,740
J. Michael Gaither	2013	17,000
	2012	17,000
	2011	17,577
David L. Dyckman	2013	28,747
	2012	—
	2011	—
Phillip E. Marrett	2013	10,000
	2012	10,000
	2011	10,000

Potential Payments upon Termination or Change in Control

Employment Agreements

As described above, we currently have employment agreements with each of our named executive officers.

We or the employee may terminate the applicable employment agreement at any time. Upon termination of employment for any reason, the named executive officer is entitled to receive a basic termination payment equal to his base salary earned through the date of termination and the previous year’s bonus to the extent earned. In the event of the termination of Mr. Berry’s employment for any reason other than cause, we have agreed to provide for the continued participation of him and his family in our health plan at our expense until the time he reaches age 65. In addition, if we terminate the employment of any of our named executive officers without “cause” or if the named executive officer resigns for “good reason” (each as defined in his employment agreement), he is entitled to the following severance payments and, in the case of Messrs. Yaudes, Gaither, Dyckman and Marrett, continuation of health benefits:

Mr. Berry is entitled to receive a monthly sum equal to his monthly base salary in effect at such time plus $25,000 for a period of two years (in addition to the health benefits that would be provided upon a termination for any reason other than a termination for cause).

Mr. Yaudes is entitled to receive: (i) a monthly sum equal to his monthly base salary in effect at such time for a period of 12 months and (ii) continuation of health benefits for a period of 12 months.

Mr. Gaither is entitled to receive: (i) a monthly sum equal to his monthly base salary in effect at such time plus $22,222.22 for a period of 18 months and (ii) continuation of health benefits for a period of 18 months.

Mr. Dyckman is entitled to receive: (i) a monthly sum equal to his monthly base salary in effect at such time plus $20,833.34 for a period of 12 months and (ii) continuation of health benefits for a period of 12 months.

Mr. Marrett is entitled to receive: (i) a monthly sum equal to his monthly base salary in effect at such time plus $19,583.33 for a period of 12 months and (ii) continuation of health benefits for a period of 12 months.

Each named executive officer has agreed to sign a release of claims in connection with a termination of employment. The employment agreements contain confidentiality, non-compete and non-solicit provisions. The non-compete and non-solicit provisions apply during the named executive officer’s employment and for a post-employment period equal to the following: Mr. Berry—24 months; Mr. Gaither—18 months; and Messrs. Yaudes, Dyckman and Marrett—12 months.

Stock Options

Under the 2010 Plan, if a named executive officer’s employment is terminated within two years of a change of control transaction either by us without cause or by the named executive officer for good reason, 100% of the named executive officer’s outstanding time-based options become immediately vested and exercisable. In addition, the option grant agreements for each of the named executive officers provide that in the event of termination by us without cause or by the named executive officer for good reason, whether following a change of control transaction or not, (i) any time-based options that would have vested within six months of termination will become immediately vested on the termination date; and (ii) any performance-based options that would have vested within six months of termination if the employee had continued to be employed will vest upon the date the applicable performance criteria are determined to have been achieved.

Payment Summary

The table below reflects the amount of compensation payable to each named executive officer in the event of termination of the executive’s employment for various reasons or a change in control. The table does not include amounts payable under the nonqualified deferred compensation plan, payments that would be made to a named executive officer under benefit plans or employment terms generally available to other salaried employees, such as group life or disability insurance, accrued but unpaid salary or payments under our annual incentive plan, which are earned if the named executive officer works through the end of the relevant fiscal year. The amounts shown assume that a termination of employment and/or a change in control occurred on December 28, 2013, the last day of our 2013 fiscal year.

Name	Payments upon Termination	Termination without Cause or Resignation for Good Reason without Change in Control (1)	Termination without Cause or Resignation for Good Reason following Change in Control (2)	Termination of Employment Under All Other Circumstances (3)	Change in Control without Termination of Employment (4)
William E. Berry	Severance and Noncompetition Agreement	$2,100,000	$2,100,000	$—	$—
	Acceleration of Time-Based Stock Options	465,099	930,197	—	—
	Health Benefits	60,382	60,382	—	—

	Total	$2,625,481	$3,090,579	$—	$—

Jason T. Yaudes	Severance and Noncompetition Agreement	$350,000	$350,000	$—	$—
	Acceleration of Time-Based Stock Options	109,771	334,438	—	—
	Health Benefits	10,064	10,064	—	—

	Total	$469,835	$694,502	$—	$—

J. Michael Gaither	Severance and Noncompetition Agreement	$1,000,000	$1,000,000	$—	$—
	Acceleration of Time-Based Stock Options	232,549	465,099	—	—
	Health Benefits	13,226	13,226	—	—

	Total	$1,245,776	$1,478,325	$—	$—

David L. Dyckman	Severance and Noncompetition Agreement	$800,001	$800,001	$—	$—
	Acceleration of Time-Based Stock Options	261,618	523,236	—	—
	Health Benefits	10,064	10,064	—	—

	Total	$1,071,683	$1,333,301	$—	$—

Phillip E. Marrett	Severance and Noncompetition Agreement	$585,000	$585,000	$—	$—
	Acceleration of Time-Based Stock Options	232,549	$465,099	—	—
	Health Benefits	7,258	7,258	—	—

	Total	$824,807	$1,057,356	$—	$—

(1)	Amounts shown in “Acceleration of Time-Based Stock Options” above represent the aggregate spread on all unvested time-based options held by the named executive officer that were scheduled to vest within six months following December 28, 2013, assuming a fair market value on December 28, 2013 of $1.50 per share (as determined by our board of directors).

(2)	Amounts shown in “Acceleration of Time-Based Stock Options” above represent the aggregate spread on all outstanding unvested time-based options held by the named executive officer on December 28, 2013, assuming a fair market value on December 28, 2013 of $1.50 per share (as determined by our board of directors). Because none of the outstanding performance-based options held by our named executive officers would have vested within six months following December 28, 2013 based on our fiscal 2013 EBITDA or would have vested had a change in control occurred on December 28, 2013 assuming the Sponsor had received a price per share of $1.50, for purposes of this table we have assumed that none of the named executive officers would have vested in his outstanding unvested performance-based options had a termination of employment or a change in control occurred on that date.

(3)	In the event of the death or disability of a named executive officer, the named executive officer will receive benefits under our disability plan or payments under our life insurance plan, as appropriate. These payments are generally available to all employees and are therefore not included in the above table.

(4)	Other than the performance-based options described above, which are eligible to vest if the Sponsor receives a certain return on its investment in us in connection with certain corporate transactions, we do not provide our named executive officers with severance or other payments that are payable on a change in control without an accompanying qualifying termination. If a named executive officer were terminated following a change in control, such officer would receive payments and benefits pursuant to the employment agreements and 2010 Plan and stock option agreements, in each case, as described above.

Compensation of Directors

For their service as members of our board of directors, each of James Farrell, Gary Kusin, James Micali, Carl Sewell, and David Krantz (the “Outside Directors”) receive an annual fee of $150,000 in cash, payable in quarterly installments. Upon their appointment to our board of directors, each of the Outside Directors also received a one-time grant of options under the 2010 Plan to purchase 200,000 shares of our common stock with an exercise price equal to the fair market value of a share of our common stock on the date of grant. These options vested in three equal installments on each of the first three anniversaries of the date of grant. In October 2010, we adopted the ATD Corporation Non-Employee Director Restricted Stock Plan (the “Restricted Stock Plan”). Each Outside Director may receive, at the discretion of our board of directors, an annual grant under the Restricted Stock Plan of restricted shares of our common stock valued at $50,000, with vesting to occur in two equal installments on each of the first two anniversaries of the date of grant. For fiscal 2013, no restricted shares were granted to the Outside Directors. Each Outside Director also received a one-time opportunity to purchase up to $1,000,000 of our common stock, at a per share price equal to the fair market value on the date of purchase. The number of shares of our common stock beneficially owned by each of directors is described below under the heading “Principal and Selling Stockholders.” These equity arrangements were entered into to further align our Outside Directors’ interests with the interests of our stockholders. The members of our board of directors other than the Outside Directors do not receive separate compensation for their service on our board of directors. Mr. Sewell resigned from the Board on July 10, 2013.

In connection with this offering, our board of directors intends to adopt a non-employee director compensation program under which our non-employee directors will be compensated following this offering.

The following table sets forth the compensation paid to our directors in fiscal 2013:

Name	Fees Earned or Paid in Cash ($)	Stock Awards(1)	Total ($)
James Farrell	$150,000	—	$150,000
Gary Kusin	150,000	—	150,000
James M. Micali	150,000	—	150,000
Carl Sewell (2)	112,500	—	112,500
David Krantz	150,000	—	150,000
Kevin Burns	—	—	—
Peter McGoohan	—	—	—

(1)	As of December 28, 2013, Messrs. Farrell, Kusin, Micali and Krantz each held 21,930 unvested shares of restricted stock and neither of our other directors held any other unvested stock awards. As at December 28, 2013, Messrs. Farrell, Kusin, Micali and Krantz each held 200,000 stock options, and neither of our other directors held any stock options.

(2)	Mr. Sewell resigned from our board of directors on July 10, 2013.

Compensation Committee Interlocks and Insider Participation

Executive compensation and related decisions are made by our board of directors, which does not currently have a compensation committee.

Equity and Cash Incentive Plans

Fiscal 2014 Annual Incentive Plan

Our named executive officers are each entitled to participate in our annual incentive plan for fiscal 2014. The terms of our annual cash incentive plan for our 2014 fiscal year, including the performance metric used to determine plan funding, are substantially the same as the terms that applied for our 2013 fiscal year, as described above under “—Executive compensation—Elements of Compensation and Determination of Pay Levels—Annual Incentive Plan.” Each named executive officer’s percentage of the annual bonus pool for fiscal 2014 will remain the same as it was for fiscal 2013.

2014 Omnibus Plan

In connection with this offering, our board of directors intends to adopt the ATD Corporation 2014 Omnibus Incentive Plan, or the 2014 Omnibus Plan, and, following this offering, all equity-based awards will be granted under the 2014 Omnibus Plan. The following summary describes what we anticipate to be the material terms of the 2014 Omnibus Plan. This summary of the 2014 Omnibus Plan is not a complete description of all provisions of the 2014 Omnibus Plan and is qualified in its entirety by reference to the 2014 Omnibus Plan, a form of which will be filed as an exhibit to the registration statement of which this prospectus is a part.

Administration. The 2014 Omnibus Plan is administered by our compensation committee. Our compensation committee has the authority to, among other things, interpret the 2014 Omnibus Plan, determine eligibility for, grant and determine the terms of awards under the 2014 Omnibus Plan, determine the form of settlement of awards (whether in cash, shares of our common stock or other property), and do all things necessary or appropriate to carry out the purposes of the 2014 Omnibus Plan. Our compensation committee’s determinations under the 2014 Omnibus Plan are conclusive and binding.

Eligibility. Our key employees, directors, consultants and advisors are eligible to participate in the 2014 Omnibus Plan.

Authorized Shares. Subject to adjustment, as described below, the maximum number of shares of our common stock that may be delivered in satisfaction of awards under the 2014 Omnibus Plan is             shares. Any shares of common stock underlying awards that are settled in cash, expire or become unexercisable without having been exercised or that are forfeited or repurchased by us will again be available for issuance under the 2014 Omnibus Plan. In addition, the number of shares of our common stock delivered in satisfaction of awards will be determined net of shares of our common stock withheld by us in payment of the exercise price or purchase price of an award or in satisfaction of tax withholding requirements with respect to an award.

Individual Limits. The maximum number of shares of our common stock subject to stock options and the maximum number of shares of our common stock subject to stock appreciation rights, or SARs, that may be granted to any participant in the 2014 Omnibus Plan in any calendar year is each             shares. The maximum number of shares of our common stock subject to other awards that may be granted to any participant in the 2014 Omnibus Plan in any calendar year is             shares and the maximum amount payable to any participant in the 2014 Omnibus Plan in any calendar year under any cash awards is $            . In addition, in the case of a non-employee director, an additional limit applies such that the maximum grant-date fair value of stock-denominated awards, and the maximum amount of cash payable under any cash awards, granted under the 2014 Omnibus Plan in any fiscal year during any part of which the director is then eligible under such plan is, in each case, $            , except that such limit for a non-employee chairman of our board of directors or lead director is, in each case, $            .

Types of Awards. The 2014 Omnibus Plan provides for awards of stock options, SARs, restricted stock, unrestricted stock, stock units, performance awards, other awards convertible into or otherwise based on shares of our common stock and cash awards. Eligibility for stock options intended to be incentive stock options, or ISOs, is limited to our employees. Dividend equivalents may also be provided in connection with an award under the 2014 Omnibus Plan on terms and subject to conditions established by our compensation committee.

•	Stock options and SARs. The exercise price of a stock option, and the base price against which a SAR is to be measured, may not be less than the fair market value (or, in the case of an ISO granted to a ten percent shareholder, 110% of the fair market value) of shares of our common stock on the date of grant. Our compensation committee will determine the time or times at which stock options or SARs become exercisable and the terms on which such awards remain exercisable.

•	Restricted and unrestricted stock. A restricted stock award is an award of shares of our common stock subject to forfeiture restrictions, while an unrestricted stock award is not subject to such restrictions.

•	Stock units. A stock unit award is an award denominated in shares of our common stock that entitles the participant to receive shares of our common stock or cash measured by the value of shares of our common stock in the future. The delivery of shares of our common stock or cash under a stock unit may be subject to the satisfaction of performance conditions or other vesting conditions.

•	Performance awards. A performance award is an award the vesting, settlement or exercisability of which is subject to specified performance criteria.

•	Cash awards. A cash award is an award denominated in cash.

•	Other awards. Other awards are awards that are convertible into or otherwise based on shares of our common stock.

Performance Awards. The 2014 Omnibus Plan provides for the grant of performance awards that are made based upon, and subject to achieving, performance objectives. Performance objectives with respect to those awards that are intended to qualify as “performance-based compensation” for purposes of Section 162(m) of the Code, or Section 162(m), to the extent applicable, are limited to an objectively determinable measure or measures of performance relating to any or any combination of the following (measured either absolutely or by reference to an index or indices and determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof): sales; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, or amortization or equity expense, whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital, capital employed or assets; one or more operating ratios; operating income or profit, including on an after tax basis; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; stock price; stockholder return; sales of particular products or services; customer acquisition or retention; acquisitions and divestitures (in whole or in part); joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations; or recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings.

To the extent consistent with the requirements for satisfying the performance-based compensation exception under Section 162(m), to the extent applicable, our compensation committee may provide, by the deadline that otherwise applies to the establishment of the terms of any award intended to qualify for such exception, that one or more of the performance objectives applicable to an award will be adjusted in an objectively determinable manner to reflect events (for example, the impact of charges for restructurings, discontinued operations, mergers, acquisitions, extraordinary items, and other unusual or non-recurring items, and the cumulative effects of tax or accounting changes, each as defined by U.S. generally accepted accounting principles) occurring during the performance period that affect the applicable performance objectives.

Performance-based awards granted under the 2014 Omnibus Plan will not be required to comply with the provisions of the 2014 Omnibus Plan applicable to performance-based compensation under Section 162(m) of the Code if they are eligible for exemption from such provisions by reason of the transition relief for newly-public companies under Section 162(m).

Vesting; Termination of Employment or Service. Our compensation committee has the authority to determine the vesting schedule applicable to each award, and to accelerate the vesting or exercisability of any award. Our compensation committee will determine the effect of a termination of employment or service on an award. Unless otherwise provided by our compensation committee, upon a termination of a participant’s employment or service, all unvested stock options and SARs then held by the participant will terminate and all other unvested awards will be forfeited and all vested stock options and SARs then held by the participant will remain outstanding for three months following such termination, or 12 months in the case of the cessation of the participant’s employment due to his or her death or the termination of the participant’s employment by us due to his or her disability, or, in each case, until the applicable expiration date, if earlier. All stock options and SARs held by a participant immediately prior to the participant’s termination of employment or service will immediately terminate if such termination is for cause, as defined in the 2014 Omnibus Plan, or occurs in circumstances that would have constituted grounds for the participant’s employment or service to be terminated for cause, in the determination of the compensation committee.

Non-Transferability of Awards. Awards under the 2014 Omnibus Plan may not be transferred other than by the laws of descent and distribution, unless, for awards other than ISOs, otherwise provided by our compensation committee.

Recovery of Compensation. Our compensation committee may cancel, rescind, withhold or otherwise limit or restrict any award at any time under the 2014 Omnibus Plan if the participant is not in compliance with the provisions of the 2014 Omnibus Plan or any award thereunder or if the participant breaches any agreement with us with respect to non-competition, non-solicitation or confidentiality. Our compensation committee also may recover any award or payments or gain in respect of any award under the 2014 Omnibus Plan in accordance with any applicable company clawback or recoupment policy, or as otherwise required by applicable law or applicable stock exchange listing standards.

Certain Transactions; Certain Adjustments. In the event of a consolidation, merger or similar transaction or series of related transactions, including a sale or other disposition of shares of our common stock, in which our company is not the surviving corporation or that results in the acquisition of all or substantially all of our then outstanding shares of common stock by a single person or entity or by a group of persons and/or entities acting in concert, a sale of all or substantially all of our assets or our dissolution or liquidation, our compensation committee may, among other things, provide for the continuation or assumption of outstanding awards, for new grants in substitution of outstanding awards, for the accelerated vesting or delivery of shares under awards or for a cash-out of outstanding awards, in each case on such terms and with such restrictions as it deems appropriate. Except as our compensation committee may otherwise determine, awards not assumed in connection with such a transaction will terminate automatically and, in the case of outstanding restricted stock, will be forfeited automatically upon the consummation of such covered transaction.

In the event of a stock dividend, stock split or combination of shares, including a reverse stock split, recapitalization or other change in our capital structure that constitutes an equity restructuring within the meaning of FASB ASC Topic 718, our compensation committee will make appropriate adjustments to the maximum number of shares of our common stock that may be delivered under, and the ISO and individual share limits included in, the 2014 Omnibus Plan, and will also make appropriate adjustments to the number and kind of shares or securities subject to awards, the exercise prices of such awards or any other terms of awards affected by such change. Our compensation committee will also make the types of adjustments described above to take into account distributions and other events other than those listed above if it determines that such adjustments are appropriate to avoid distortion in the operation of the 2014 Omnibus Plan.

Amendment; Termination. Our compensation committee will be able to amend the 2014 Omnibus Plan or outstanding awards, or terminate the 2014 Omnibus Plan as to future grants of awards, except that our compensation committee will not be able to alter the terms of an award if it would affect materially and adversely a participant’s rights under the award without the participant’s consent (unless expressly provided in the 2014

Omnibus Plan or the right to alter the terms of an award was expressly reserved by our compensation committee at the time the award was granted). Shareholder approval will be required for any amendment to the 2014 Omnibus Plan to the extent such approval is required by law, including applicable stock exchange requirements.

ATD Corporation Cash Incentive Plan

In connection with this offering, our board of directors intends to adopt the ATD Corporation Cash Incentive Plan, or the Cash Incentive Plan. Starting with our 2015 fiscal year, annual cash award opportunities for our named executive officers and other key employees will be granted under the Cash Incentive Plan. The following summary describes what we anticipate to be the material terms of the Cash Incentive Plan. This summary is not a complete description of all provisions of the Cash Incentive Plan and is qualified in its entirety by reference to the Cash Incentive Plan, a form of which will be filed as an exhibit to the registration statement of which this prospectus is a part.

Administration. The Cash Incentive Plan will be administered by our compensation committee. Our compensation committee has authority to interpret the Cash Incentive Plan and awards granted under it, to determine eligibility for awards and to do all things necessary to administer the Cash Incentive Plan. Any interpretation or decision by our compensation committee will be final and conclusive on all participants.

Participants; Individual Limit. Our executive officers and other key employees will be selected from time to time by our compensation committee to participate in the Cash Incentive Plan. The maximum payment to any participant pursuant to an award intended to qualify as performance-based compensation under Section 162(m) of the Code under the Cash Incentive Plan in any fiscal year will in no event exceed $        .

Awards. With respect to each award granted under the Cash Incentive Plan, our compensation committee will establish the performance criteria applicable to the award, the amount or amounts payable if the performance criteria are achieved, and such other terms and conditions as the compensation committee deems appropriate. The Cash Incentive Plan permits the grant of awards that are intended to qualify as exempt performance-based compensation under Section 162(m) of the Code, to the extent applicable, as well as awards that are not intended to so qualify. Any awards that are intended to qualify as performance-based compensation will be administered in accordance with the requirements of Section 162(m), to the extent applicable. Awards under the Cash Incentive Plan will not be required to comply with the provisions of the plan applicable to performance-based compensation under Section 162(m) if they are eligible for exemption from such provisions by reason of the transition relief for newly-public companies under Section 162(m).

Performance Criteria. Awards under the Cash Incentive Plan will be made based on, and subject to achieving, performance criteria established by our compensation committee, which may be applied to a participant or participants on an individual basis, to a business unit or division, or to the company as a whole. Performance criteria for awards intended to qualify as performance-based compensation for purposes of Section 162(m), to the extent applicable, are limited to the objectively determinable measures of performance relating to any or any combination of the following (measured either absolutely or by reference to an index or indices or the performance of one or more companies and determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof): sales; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, or amortization or equity expense, whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital, capital employed or assets; one or more operating ratios; operating income or profit, including on an after tax basis; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; stock price; stockholder return; sales of particular products or services; customer acquisition or retention; acquisitions and divestitures (in whole or in part); joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations; or recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings.

To the extent consistent with the requirements of Section 162(m), to the extent applicable, our compensation committee may establish, by the deadline that otherwise applies to the establishment of the terms of an award intended to qualify as exempt performance-based compensation under Section 162(m), that one or more of the performance criteria applicable to such award be adjusted in an objectively determinable manner to reflect events (for example, the impact of charges for restructurings, discontinued operations, mergers, acquisitions, extraordinary items, and other unusual or non-recurring items, and the cumulative effects of tax or accounting changes, each as defined by U.S. generally accepted accounting principles) occurring during the performance period of such award that affect the applicable performance criteria.

Payment under an Award. A participant will be entitled to payment under an award only if all conditions to payment have been satisfied in accordance with the Cash Incentive Plan and the terms of the award. Our compensation committee will determine the payment date or dates for awards under the Cash Incentive Plan. Following the close of the performance period, our compensation committee will determine (and, to the extent required by Section 162(m), certify) whether and to what extent the applicable performance criteria have been satisfied. Our compensation committee will then determine the actual payment, if any, under each award. Our compensation committee has the sole and absolute discretion to reduce the actual payment to be made under any award. Our compensation committee may permit a participant to defer payment of an award subject to the requirements of applicable law.

Recovery of Compensation. Awards under the Cash Incentive Plan will be subject to forfeiture, termination and rescission, and a participant who receives a payment pursuant to the Cash Incentive Plan will be obligated to return such payment to us, to the extent provided by our compensation committee in connection with a breach by the participant of an award agreement under the Cash Incentive Plan or any non-competition, non-solicitation, confidentiality or similar covenant or agreement with our company or an overpayment of incentive compensation due to inaccurate financial data. Our compensation committee also may recover any award or payments under any award under the Cash Incentive Plan in accordance with any applicable company clawback or recoupment policy, or as otherwise required by applicable law or applicable stock exchange listing standards.

Amendment; Termination. Our compensation committee may amend the Cash Incentive Plan at any time, provided that any amendment will be approved by our shareholders if required by Section 162(m). Following the expiration of any post-initial public offering transition relief set forth in the regulations under Section 162(m), the material terms of the Cash Incentive Plan, including the performance criteria described above, shall be subject to the re-approval of the shareholders of the Company every five years in accordance with the requirements of Section 162(m). Our compensation committee may terminate the Cash Incentive Plan at any time.

2010 Plan

The following is a description of the material terms of the 2010 Plan (as amended and restated on April 28, 2014). This summary is not a complete description of all provisions of the 2010 Plan and is qualified in its entirety by reference to the 2010 Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part. Upon adoption of the 2014 Omnibus Plan, we will no longer make awards under the 2010 Plan.

Plan administration. The 2010 Plan is administered by our board of directors, which has the authority to, among other things, determine eligible persons to whom grants of stock options will be made, determine the time or times when grants shall be made and the number of shares of common stock subject to each grant, prescribe the forms of and the terms and conditions of any instrument evidencing a grant, adopt, amend and rescind such rules and regulations as, in its opinion, may be advisable for the administration of the 2010 Plan, construe and interpret the 2010 Plan, and the instruments evidencing grants, and to make all other determinations necessary or advisable for the administration of the 2010 Plan.

Authorized shares. Subject to adjustment under the terms of the 2010 Plan, the maximum number of shares of our common stock that may be delivered in satisfaction of stock options granted under the 2010 Plan is 54,433,333. As of June 1, 2014, stock options with respect to 54,045,336 shares have been granted under this plan.

Eligibility. Our board of directors selects participants from among those key executives and other employees, directors, service providers or consultants of the Company or its affiliates.

Types of awards; vesting. Only stock options may be granted under the 2010 Plan. Unless otherwise determined by our board of directors, 50% of each award will be subject to a time-based vesting schedule and 50% of the award will be subject to a performance-based vesting schedule. All options, whether vested or not, expire on the tenth anniversary of their grant unless they are earlier terminated.

Termination of employment or service. Upon a termination of employment or service all then unvested options that will be forfeited without consideration; however, in the event of a termination of a participant’s employment or other service relationship by us without “cause” or by the participant for “good reason” (each, as defined in the 2010 Plan) within the two-year period following a change in control of the Company, all time-based options held by the participant will immediately vest and become exercisable. Unless otherwise provided in an option agreement, vested options will remain exercisable for one year following a participant’s death or disability, 90 days following the termination of a participant’s employment or other service relationship by us without cause or by the participant resignation for good reason, and 30 days following a termination of a participant’s employment or other service relationship by the participant other than for good reason. If a participant’s service is terminated for cause, all options requiring exercise (whether or not vested) will terminate on the commencement of business on the date of such termination.

Transferability. Stock options granted under the 2010 Plan may not be transferred except through will or by the laws of descent and distribution, or, subject to compliance with applicable laws, to a trust or custodianship created by the participant the beneficiaries of which are the participant’s spouse or lineal descendants (by blood or adoption) with prior written approval by our board of directors.

Corporate transactions. Unless otherwise provided in an option agreement, in the event of a dissolution or liquidation the company, a sale of substantially all of our assets, a merger or consolidation in which the company is not the surviving corporation, or a merger or consolidation in which the company is the surviving corporation but stockholders receive securities of another corporation and/or other property (including cash), our board of directors may provide for new grants in substitution of outstanding awards or for the cancellation of any awards immediately prior to the event for cash consideration equal to the spread on the options. In the event of a merger or consolidation in which the Company is the surviving corporation (except when stockholders receive securities of another corporation), holders of options shall be treated as though they held the same number of shares of common stock that are subject to such options; however, if as result of the transaction stockholders of the company continue to hold their shares and are not entitled to any additional or other consideration, the options shall not be affected by the transaction.

Adjustment. Subject to any required action by stockholders of the Company, in the event of any increase or decrease in the number of issued shares of our common stock resulting from a subdivision or consolidation of the shares of common stock or any other increase or decrease in the number of shares of common stock that is effected without receipt of consideration by us, our board of directors will make adjustments as it deems appropriate to prevent the enlargement or dilution or rights with respect to the number of shares of common stock available for grant under the 2010 Plan, the number of shares of common stock subject to options, and the exercise price of options. In the event of any other change in capitalization or corporate change not described in this paragraph or above under “Corporate transactions,” or if the stock of an affiliate of the Company is publicly traded, our board of directors shall make such adjustments as it deems appropriate in the number, kind of shares subject to outstanding options, and exercise price of outstanding options to prevent a dilution or enlargement of rights.

Amendment. Our board of directors may amend the 2010 Plan or outstanding awards, except that such an amendment may not impair or adversely affect a participant’s rights under the award without the participant’s written consent. Our board of directors may not grant any awards under the plan on or after the August 30, 2020.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with TPG and Management

In connection with the Merger, we entered into various agreements with TPG and members of our management. These include a stockholders agreement and a registration rights agreement with the TPG Funds and certain co-investors, a transaction and monitoring fee letter with a management company affiliated with TPG, and an indemnification agreement with TPG, as well as a management stockholders’ agreement. These and related arrangements are described below.

Transaction and Monitoring Fee Letter

Pursuant to our transaction and monitoring fee letter agreement with a management company affiliated with TPG, we retained such management company to provide certain management, consulting and financial services to us, when and as requested by us. We agreed to pay such management company a monitoring fee equal to 2% of Adjusted EBITDA (as defined in the indenture that governed our Senior Secured Notes). The monitoring fee is payable in quarterly installments in arrears at the end of each fiscal quarter. From time to time we also pay additional fees to such management company in connection with equity financing and acquisition transactions, among other things, in an amount equal to 1% of the total transaction value of each such transaction. In connection with this offering, such management company will be entitled to receive, on its request and in lieu of any continuing payment of the monitoring fee, an aggregate termination fee of $12.5 million. We paid such management company a total of $5.8 million, $7.4 million and $4.6 million in aggregate fees, respectively, in fiscal years 2013, 2012 and 2011. We also paid $15.2 million in aggregate fees to such management company in the first six months of 2014, which includes a $13.5 million transaction fee following the end of the first quarter in connection with the acquisitions of Terry’s Tire and Hercules.

Stockholders Agreement

Our stockholders agreement with the TPG Funds and certain co-investors contains agreements among the parties with respect to the election of directors, preemptive rights, rights of first refusal and first offer upon disposition of shares, permitted transferees, tag along rights, drag along rights and actions requiring the approval of stockholders. In connection with this offering, these provisions will be terminated and we will enter into an amended and restated stockholders agreement with the TPG Funds pursuant to which we will be required to take all necessary action to cause the board of directors and its committees to include individuals designated by the TPG Funds in the slate of nominees recommended by the board of directors for election by our stockholders. These nomination rights are described in this prospectus in the sections titled “Management—Board Composition and Director Independence” and “Management—Board Committees.” Our amended and restated stockholders agreement also provides that we will obtain customary director indemnity insurance and enter into indemnification agreements with the TPG Funds’ director designees, and we expect to enter into indemnification agreements with each of our directors generally providing for indemnification in connection with their service to us or on our behalf.

Registration Rights Agreement

Our registration rights agreement with the TPG Funds and certain co-investors provides the TPG Funds with demand registration rights in respect of any shares of common stock it holds, subject to certain conditions. In addition, in the event that we register additional shares of common stock for sale to the public following the completion of this offering, we will be required to give notice of such registration to the parties thereto, and, subject to certain limitations, include shares of common stock held by them in such registration. The co-investors have similar piggyback rights in the event we register shares of common stock held by the TPG Funds for sale to the public following the completion of this offering. The agreement includes customary indemnification provisions in favor of the TPG Funds and the co-investors, any person who is or might be deemed a control person (within the meaning of the Securities Act and the Exchange Act) and related parties against certain losses and liabilities (including reasonable costs of investigation and legal expenses) arising out of or based upon any filing or other disclosure made by us under the securities laws relating to any such registration.

Indemnification Agreement with TPG

Pursuant to our indemnification agreement with TPG, including the TPG Funds and their respective affiliates, we agree to indemnify TPG against liabilities, costs and expenses incurred by TPG arising out of or in connection with securities offerings, including liabilities under the securities laws, actions or failures to act by us or our affiliates generally, or the performance by the management company affiliated with TPG of services under the transaction and monitoring fee agreement described above.

Management Stockholders Agreement

We are party to a stockholders agreement with certain members of management who were employed by us at the time of the Merger and other members of management have joined the agreement since the Merger. This agreement provides for certain Company call rights with respect to shares held by management stockholders, drag along rights, tag along rights, lock-up restrictions and registration rights. In connection with this offering, other than with respect to lock-up restrictions and registration rights, the material provisions of this agreement will terminate in accordance with their terms.

Related Party Transactions Policy

In connection with this offering, we have adopted a policy with respect to the review, approval and ratification of related party transactions. Under the policy, our audit committee is responsible for reviewing and approving related party transactions. In the course of its review and approval of related party transactions, our audit committee will consider the relevant facts and circumstances to decide whether to approve such transactions. Related party transactions must be approved or ratified by the audit committee based on full information about the proposed transaction and the related party’s interest.

We did not have a written policy regarding the review and approval of related party transactions immediately prior to this offering. Nevertheless, with respect to such transactions, it was our policy for our board of directors to consider the nature of and business reason for such transactions, how the terms of such transactions compared to those which might be obtained from unaffiliated third parties and whether such transactions were otherwise fair to and in the best interests of, or not contrary to, our best interests.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of June 1, 2014 for (a) each person, or group of affiliated persons, known by us to own beneficially more than 5% of our outstanding shares of common stock, (b) each member of our board of directors, (c) each of our named executive officers, (d) all of our directors and executive officers as a group, and (e) each other selling stockholder.

Beneficial ownership is determined in accordance with SEC rules. The information is not necessarily indicative of beneficial ownership for any other purpose. In general, under these rules a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power or investment power with respect to such security. A person is also deemed to be a beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days. To our knowledge, except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by that person.

The percentage of shares beneficially owned is computed on the basis of 767,501,736 shares of our common stock outstanding as of June 1, 2014. Shares of our common stock that a person has the right to acquire within 60 days of June 1, 2014 are deemed outstanding for purposes of computing the percentage ownership of such person’s holdings, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o ATD Corporation, 12200 Herbert Wayne Court, Suite 150, Huntersville, North Carolina 28078.

The TPG Funds are affiliates of a broker-dealer and affiliates of the TPG Funds indirectly own interests in other broker-dealers. Each TPG Fund has represented that: (1) such TPG Fund has acquired its shares of the Company’s common stock in the ordinary course of business; and (2) at the time of acquisition of the Company’s shares of common stock being registered for resale, such TPG Fund had no agreements or understandings, directly or indirectly, with any person to distribute such shares. The TPG Funds may be deemed to be underwriters within the meaning of the Securities Act with respect to the shares of the Company’s common stock they are offering.

Name and Address of beneficial owners	Shares beneficially owned prior to this offering		Number of shares being offered	Number of shares subject to option	Shares beneficially owned after this offering (without option)		Shares beneficially owned after this offering (with option)
	Number	Percent			Number	Percent	Number	Percent
5% stockholders:
TPG Funds (1)	720,734,992	93.9%

Directors and named executive officers:
William E. Berry (2)	9,183,844	1.2%
Jason T. Yaudes (3)	1,312,589	*
J. Michael Gaither (4)	3,914,572	*
David L. Dyckman (5)	4,189,131	*
Phillip E. Marrett (6)	3,854,772	*
W. James Farrell (7)	1,293,860	*
Gary Kusin (8)	793,860	*
James Micali (9)	543,860	*
David Krantz (10)	293,860	*
Kevin Burns (11)	—	—
Peter McGoohan (12)	—	—
All executive officers and directors as a group (11 persons) (13)	21,563,075	2.8%

*	Represents less than one percent or one share, as applicable.

(1)	Shares shown as beneficially owned by the TPG Funds include the following: (a) 360,367,496 shares of common stock held by TPG Accelerate V, L.P., a Delaware limited partnership, whose general partner is TPG Advisors V, Inc., a Delaware corporation; and (b) 360,367,496 shares of common stock held by TPG Accelerate VI, L.P., a Delaware limited partnership (together with TPG Accelerate V, L.P., the “TPG Funds”), whose general partner is TPG Advisors VI, Inc., a Delaware corporation. David Bonderman and James G. Coulter are officers and sole stockholders of each of TPG Advisors V, Inc. and TPG Advisors VI, Inc. and share voting and dispositive power with respect to, and therefore may be deemed to be the beneficial owners of, the shares held by the TPG Funds. The address of each of TPG Advisors V, Inc., TPG Advisors VI, Inc. and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

(2)	Shares shown as beneficially owned by William E. Berry include: (i) 6,564,144 shares underlying stock options held directly by Mr. Berry that are currently exercisable, (ii) 392,955 shares held by the Trust FBO Meredith Elaine Berry U/A, a trust established for the benefit of Mr. Berry’s minor daughter, and (iii) 392,955 shares held by the Trust FBO Michael Dolan Berry U/A, a trust established for the benefit of Mr. Berry’s minor son. Mr. Berry’s wife, Marianne Dolan Berry, is the trustee of each trust and has sole investment and dispositive power over the shares held by the trusts. Mr. Berry disclaims beneficial ownership of such shares.

(3)	Shares shown as beneficially owned by Jason T. Yaudes include 1,255,090 shares underlying stock options that are currently exercisable.

(4)	Shares shown as beneficially owned by J. Michael Gaither include 3,282,073 shares underlying stock options that are currently exercisable.

(5)	Shares shown as beneficially owned by David L. Dyckman include 3,692,331 shares underlying stock options that are currently exercisable.

(6)	Shares shown as beneficially owned by Phillip E. Marrett include 3,282,073 shares underlying stock options that are currently exercisable.

(7)	Shares shown as beneficially owned by W. James Farrell include 200,000 shares underlying stock options that are currently exercisable.

(8)	Shares shown as beneficially owned by Gary Kusin include 200,000 shares underlying stock options that are currently exercisable.

(9)	Shares shown as beneficially owned by James Micali include 200,000 shares underlying stock options that are currently exercisable.

(10)	Shares shown as beneficially owned by David Krantz include 200,000 shares underlying stock options that are currently exercisable.

(11)	Kevin Burns is a TPG Partner. Mr. Burns has no voting or investment power over and disclaims beneficial ownership of the shares held by the TPG Funds. The address of Mr. Burns is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

(12)	Peter McGoohan is a TPG Vice President. Mr. McGoohan has no voting or investment power over and disclaims beneficial ownership of the shares held by the TPG Funds. The address of Mr. McGoohan is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

(13)	Includes 15,631,136 shares underlying stock options that are currently exercisable.

DESCRIPTION OF INDEBTEDNESS

We summarize below the principal terms of the agreements that govern our existing indebtedness. We refer you to the exhibits to the registration statement of which this prospectus forms a part for copies of agreements governing the indebtedness described below.

ABL Facility

On January 31, 2014, in connection with the Hercules acquisition, we entered into the Second Amendment to the Credit Agreement which provides for (i) U.S. revolving credit commitments of $850.0 million (of which up to $50.0 million can be utilized in the form of commercial and standby letters of credit), subject to the borrowing base under the U.S. ABL Facility and (ii) Canadian revolving credit commitments of $125.0 million (of which up to $10.0 million can be utilized in the form of commercial and standby letters of credit), subject to the borrowing base under the Canadian ABL Facility and the ABL Facility. In addition, the Credit Agreement provides the U.S. borrowers under the agreement with a first-in last out facility, the U.S. FILO Facility, in an aggregate principal amount of up to $80.0 million, subject to a borrowing base specific thereto and the Canadian borrowers under the agreement with a first-in last out facility, the Canadian FILO Facility, in an aggregate principal amount of up to $15.0 million, subject to a borrowing base specific thereto. The U.S. ABL Facility provides for revolving loans available to ATDI, its 100% owned subsidiary Am-Pac Tire Dist. Inc., Hercules and any other U.S. subsidiary that we designate in the future in accordance with the terms of the agreement. The Canadian ABL Facility provides for revolving loans available to TriCan, RTD and WTD and any other Canadian subsidiaries that we designate in the future in accordance with the terms of the agreement. Provided that no default or event of default then exists or would arise therefrom, we have the option to request that the ABL Facility be increased by an amount not to exceed $200.0 million (up to $50.0 million of which may be allocated to the Canadian ABL Facility), subject to certain rights of the administrative agent, swingline lender and issuing banks with respect to the lenders providing commitments for such increase. The maturity date for the ABL Facility is November 16, 2017. The maturity date for the FILO Facility is January 31, 2017.

As of July 5, 2014, we had $641.6 million outstanding under the U.S. ABL Facility. In addition, we had certain letters of credit outstanding in the aggregate amount of $10.0 million, leaving $198.4 million available for additional borrowings under the U.S. ABL Facility. The outstanding balance of the Canadian ABL Facility at July 5, 2014 was $53.1 million, leaving $70.8 million available for additional borrowings. As of July 5, 2014, the outstanding balance of the U.S. FILO Facility was $80.0 million and the outstanding balance of the Canadian FILO Facility was $10.3 million.

Borrowings under the U.S. ABL Facility bear interest at a rate per annum equal to, at our option, either (a) an Adjusted LIBOR rate determined by reference to LIBOR, adjusted for statutory reserve requirements, plus an applicable margin of 2.0% as of July 5, 2014 or (b) a base rate determined by reference to the highest of (1) the prime commercial lending rate published by the Bank of America, N.A. as its “prime rate” for commercial loans, (2) the federal funds effective rate plus 1/2 of 1% and (3) the one month-Adjusted LIBOR rate plus 1.0% per annum, plus an applicable margin of 1.0% as of July 5, 2014. The applicable margins under the U.S. ABL Facility are subject to step ups and step downs based on average excess borrowing availability under the ABL Facility.

Borrowings under the Canadian ABL Facility bear interest at a rate per annum equal to either (a) a Canadian base rate determined by reference to the highest of (1) the base rate as published by Bank of America, N.A. (acting through its Canada branch) as its “base rate,” (2) the federal funds rate effective plus 1/2 of 1% per annum and (3) the one month-LIBOR rate plus 1.0% per annum, plus an applicable margin of 1.0% as of July 5, 2014, (b) a Canadian prime rate determined by reference to the highest of (1) the prime rate as published by Bank of America, N.A. (acting through its Canada branch) as its “prime rate,” (2) the sum of 1/2 of 1% plus the Canadian overnight rate and (3) the sum of 1% plus the rate of interest per annum equal to the average rate applicable to Canadian Dollar bankers’ acceptances as published by Reuters Monitor Money Rates Service for a 30 day interest period, plus an applicable margin of 1.0% as of July 5, 2014, (c) a rate of interest per annum equal to the average rate applicable to Canadian Dollar bankers’ acceptances having an identical or comparable term as the proposed loan amount displayed and identified as such on the display referred to as the “CDOR Page” of Reuters Monitor Money Rates Service as at approximately 10:00 a.m. Toronto time on such day, plus an applicable margin of 2.0% as of July 5, 2014 or (d) an Adjusted LIBOR rate determined by reference to LIBOR, adjusted for statutory reserve requirements, plus an applicable margin of 2.0% as of July 5, 2014. The applicable margins under the Canadian ABL Facility are subject to step ups and step downs based on average excess borrowing availability under the ABL Facility.

Borrowings under the U.S. FILO Facility bear interest at a rate per annum equal to, at our option, either (a) an Adjusted LIBOR rate determined by reference to LIBOR, adjusted for statutory reserve requirements, plus an applicable margin of 3.5% as of July 5, 2014 or (b) a base rate determined by reference to the highest of (1) the prime commercial lending rate published by the Bank of America, N.A. as its “prime rate” for commercial loans, (2) the federal funds effective rate plus 1/2 of 1% and (3) the one month-Adjusted LIBOR rate plus 1.0% per annum, plus an applicable margin of 2.5% as of July 5, 2014. The applicable margins under the U.S. FILO Facility are subject to step ups and step downs based on average excess borrowing availability under the ABL Facility.

Borrowings under the Canadian FILO Facility bear interest at a rate per annum equal to either (a) a Canadian base rate determined by reference to the highest of (1) the base rate as published by Bank of America, N.A. (acting through its Canada branch) as its “base rate,” (2) the federal funds rate effective plus 1/2 of 1% per annum and (3) the one month-LIBOR rate plus 1.0% per annum, plus an applicable margin of 2.5% as of July 5, 2014, (b) a Canadian prime rate determined by reference to the highest of (1) the prime rate as published by Bank of America, N.A. (acting through its Canada branch) as its “prime rate,” (2) the sum of 1/2 of 1% plus the Canadian overnight rate and (3) the sum of 1% plus the rate of interest per annum equal to the average rate applicable to Canadian Dollar bankers’ acceptances as published by Reuters Monitor Money Rates Service for a 30 day interest period, plus an applicable margin of 2.5% as of July 5, 2014, (c) a rate of interest per annum equal to the average rate applicable to Canadian Dollar bankers’ acceptances having an identical or comparable term as the proposed loan amount displayed and identified as such on the display referred to as the “CDOR Page” of Reuters Monitor Money Rates Service as at approximately 10:00 a.m. Toronto time on such day, plus an applicable margin of 3.5% as of July 5, 2014 or (d) an Adjusted LIBOR rate determined by reference to LIBOR, adjusted for statutory reserve requirements, plus an applicable margin of 3.5% as of July 5, 2014. The applicable margins under the Canadian FILO Facility are subject to step ups and step downs based on average excess borrowing availability under the ABL Facility.

The U.S. and Canadian borrowing base at any time equals the sum (subject to certain reserves and other adjustments) of:

•	85% of eligible accounts receivable of the U.S. or Canadian loan parties, as applicable; plus

•	The lesser of (a) 70% of the lesser of cost or fair market value of eligible tire inventory of the U.S. or Canadian loan parties, as applicable, and (b) 85% of the net orderly liquidation value of eligible tire inventory of the U.S. or Canadian loan parties, as applicable; plus

•	The lesser of (a) 50% of the lower of cost or market value of eligible non-tire inventory of the U.S. or Canadian loan parties, as applicable, and (b) 85% of the net orderly liquidation value of eligible non-tire inventory of the U.S. or Canadian loan parties, applicable.

The U.S. FILO and the Canadian FILO borrowing base at any time equals the sum (subject to certain reserves and other adjustments) of:

•	5% of eligible accounts receivable of the U.S or Canadian. loan parties, as applicable; plus

•	10.0% of the net orderly liquidation value of the eligible tire and non-tire inventory of the U.S. or Canadian loan parties, as applicable.

All obligations under the U.S. ABL Facility and the U.S. FILO Facility are unconditionally guaranteed by Holdings and substantially all of ATDI’s existing and future, direct and indirect, wholly-owned domestic material restricted subsidiaries, other than Tire Pros Francorp. The Canadian ABL Facility and the Canadian FILO Facility are unconditionally guaranteed by the U.S. loan parties, TriCan, RTD, WTD and any future, direct and indirect, wholly-owned, material restricted Canadian subsidiaries. Obligations under the U.S. ABL Facility and the U.S. FILO Facility are secured by a first-priority lien on inventory, accounts receivable and related assets and a second-priority lien on substantially all other assets of the U.S. loan parties, subject to certain exceptions. Obligations under the Canadian ABL Facility and the Canadian FILO Facility are secured by a first-priority lien on inventory, accounts receivable and related assets of the U.S. loan parties and the Canadian loan parties and a second-priority lien on substantially all other assets of the U.S. loan parties and the Canadian loan parties, subject to certain exceptions.

The ABL Facility and the FILO Facility contain customary covenants, including covenants that restrict our ability to incur additional debt, grant liens, enter into guarantees, enter into certain mergers, make certain loans and investments, dispose of assets, prepay certain debt, declare dividends, modify certain material agreements, enter into transactions with affiliates or change our fiscal year. The terms of the ABL Facility and the FILO Facility generally restrict distributions or the payment of dividends in respect of our stock subject to certain exceptions requiring compliance with certain availability levels and fixed charge coverage ratios under the ABL Facility and other customary negotiated exceptions. If the amount available for additional borrowings under the ABL Facility is less than the greater of (a) 10.0% of the lesser of (x) the aggregate commitments under the ABL Facility and (y) the aggregate borrowing base and (b) $25.0 million, then we would be subject to an additional covenant requiring us to meet a fixed charge coverage ratio of 1.0 to 1.0. As of July 5, 2014, our additional borrowing availability under the ABL Facility was above the required amount and we were therefore not subject to the additional covenants.

Senior Secured Term Loan

In connection with the acquisition of Terry’s Tire, on March 28, 2014, ATDI entered into a credit agreement that provided for the Initial Term Loan. The Initial Term Loan was issued at a discount of 0.25% which, combined with certain debt issuance costs paid at closing, resulted in net proceeds of approximately $290.9 million. The Initial Term Loan will accrete based on an effective interest rate of 6% to an aggregate accreted value of $300.0 million, the full principal amount at maturity. The net proceeds from the Initial Term Loan were used to finance a portion of the Terry’s Tire purchase price. The maturity date for the Initial Term Loan is June 1, 2018.

On June 16, 2014, ATDI amended the Initial Term Loan (the “Incremental Amendment”) to borrow an additional $340.0 million (the “Incremental Term Loan”) on the same terms as the Initial Term Loan. Pursuant to the Incremental Amendment, we also borrowed an additional $80.0 million (the “Delayed Draw Term Loan” and collectively with the Initial Term Loan and the Incremental Term Loan, the “Term Loan”) on the same terms as the Initial Term Loan. The proceeds from the Incremental Term Loan, net of related debt issuance costs paid at closing, amounted to approximately $335.7 million, and were used, in part, to redeem all $250.0 million aggregate principal amounts of notes outstanding under ATDI’s Senior Secured Notes and related fees and expenses as more fully described below, and the remaining proceeds will be used for working capital requirements and other general corporate purposes, including the financing of potential future acquisitions. We received the proceeds from the Delayed Draw Term Loan at the end of the second quarter of 2014. The maturity date for the Term Loan is June 1, 2018.

Borrowings under the Term Loan bear interest at a rate per annum equal to, at our option, initially, either (a) a Eurodollar rate determined by reference to LIBOR, plus an applicable margin of 4.75% at July 5, 2014 or (b) a base rate determined by reference to the highest of (1) the federal funds rate plus 1/2 of 1%, (2) the prime commercial lending rate published by the Bank of America, N.A. as its “prime rate” for commercial loans and (3) the one month Eurodollar rate plus 1.0%, plus an applicable margin of 3.75% as of July 5, 2014. The Eurodollar rate is subject to an interest rate floor of 1.0%. The applicable margins under the Term Loan are subject to a step down based on a consolidated net leverage ratio, as defined in the credit agreement for the Term Loan.

All obligations under the Term Loan are unconditionally guaranteed by Holdings and, subject to certain customary exceptions, all of ATDI’s existing and future, direct and indirect, wholly-owned domestic material subsidiaries. Obligations under the Term Loan are secured by a first-priority lien on substantially all property, assets and capital stock of ATDI except accounts receivable, inventory and related intangible assets and a second-priority lien on all accounts receivable and related intangible assets.

The Term Loan contains customary covenants, including covenants that restrict our ability to incur additional debt, create liens, enter into guarantees, enter into certain mergers, make certain loans and investments, dispose of assets, prepay certain debt, declare dividends, modify certain material agreements, enter into transactions with affiliates, change the nature of our business or change our fiscal year. The terms of the Term Loan generally restrict distributions or the payment of dividends in respect of our stock subject to certain exceptions such as the amount of 50% of net income (reduced by 100% of net losses) for the period beginning January 1, 2014 and other customary negotiated exceptions.

We are required to make principal payments equal to 0.25% of the aggregate principal amount outstanding under the Term Loan on the last business day of each March, June, September, and December, commencing with the last business day of June 2014. In addition, subject to certain exceptions, we are required to repay the Term Loan in certain circumstances, including with 50% (which percentage will be reduced to 25% and 0%, as applicable, subject to attaining certain senior secured net leverage ratios) of our annual excess cash flow, as defined in the Term Loan agreement. The Term Loan also contains repayment provisions related to non-ordinary course asset or property sales when certain conditions are met, and related to the incurrence of debt that is not permitted under the credit agreement or incurred to refinance all or any portion of the Term Loan.

Proposed Additional Term Loan

In connection with this offering, ATDI also intends to borrow an additional $             million through the Additional Term Loan on the same terms as ATDI’s existing Term Loan. We intend to use the net proceeds therefrom, along with the net proceeds of this offering, to repay all amounts outstanding under ATDI’s 11.50% Senior Subordinated Notes due 2018. The expected maturity date for the Additional Term Loan is June 1, 2018.

Senior Subordinated Notes

In connection with the consummation of the Hercules acquisition, on January 31, 2014, ATDI completed the sale to certain purchasers of the Additional Senior Subordinated Notes. The net proceeds to ATDI from the sale of the Additional Senior Subordinated Notes were approximately $221.1 million.

The Additional Senior Subordinated Notes were issued pursuant to the Seventh Supplemental Indenture to the Senior Subordinated Indenture. The Additional Senior Subordinated Notes have identical terms to the Initial Subordinated Notes, except the Additional Senior Subordinated Notes accrue interest from January 31, 2014. The Additional Senior Subordinated Notes and the Initial Subordinated Notes, as defined below, are treated as a single class of securities for all purposes under the Subordinated Indenture. However, the Additional Senior Subordinated Notes were issued with separate CUSIP numbers from the Initial Subordinated Notes and are not fungible for U.S. federal income tax purposes with the Initial Subordinated Notes. Interest on the Additional Senior Subordinated Notes is payable semi-annually in arrears on June 1 and December 1 of each year, commencing on June 1, 2014. The Additional Senior Subordinated Notes will mature on June 1, 2018.

On May 28, 2010, ATDI issued $200.0 million in aggregate principal amount of Subordinated Notes due June 1, 2018, the Initial Subordinated Notes. Interest on the Initial Subordinated Notes is payable semi-annually in arrears on June 1 and December 1 of each year, commencing on December 1, 2010.

The Senior Subordinated Notes may be redeemed at any time at the option of ATDI, in whole or in part, upon not less than 30 nor more than 60 days’ notice at a redemption price of 104.0% of the principal amount being redeemed if the redemption date occurs between June 1, 2013 and May 31, 2014, 102.0% of the principal amount being redeemed if the redemption date occurs between June 1, 2014 and May 31, 2015 and 100.0% of the principal amount being redeemed if the redemption date occurs thereafter.

The Senior Subordinated Notes are unconditionally guaranteed by Holdings and substantially all of ATDI’s existing and future, direct and indirect, wholly-owned domestic material restricted subsidiaries, other than Tire Pros Francorp, subject to certain exceptions. The indenture governing the Senior Subordinated Notes contains covenants that, among other things, limits ATDI’s ability and the ability of its restricted subsidiaries to incur additional debt or issue preferred stock; pay certain dividends or make certain distributions in respect of ATDI’s capital stock or repurchase or redeem ATDI’s capital stock; make certain loans, investments or other restricted payments; place restrictions on the ability of certain of ATDI’s subsidiaries to pay dividends or make other payments to ATDI; transfer or sell certain assets; guarantee indebtedness or incur certain other contingent obligations; incur certain liens without securing the Senior Subordinated Notes; consolidate, merge or sell all or substantially all of ATDI’s assets; enter into certain transactions with ATDI’s affiliates; and designate ATDI’s subsidiaries as unrestricted subsidiaries. The terms of the Senior Subordinated Notes generally restrict distributions or the payment of dividends in respect of our stock subject to certain exceptions such as the amount of 50% of net income (reduced by 100% of net losses) for the period beginning April 4, 2010 and other customary negotiated exceptions.

In connection with this offering, ATDI also intends to borrow an additional $         million through the Additional Term Loan on the same terms as ATDI’s existing Term Loan. We intend to use the net proceeds therefrom, along with the net proceeds of this offering, to repay all amounts outstanding under the Senior Subordinated Notes.

DESCRIPTION OF CAPITAL STOCK

General

Upon completion of this offering, our authorized capital stock will consist of              shares of common stock, par value $0.01 per share, and              shares of preferred stock, par value $0.01 per share. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and bylaws to be in effect at the closing of this offering, which are filed as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

Dividend rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock will be entitled to receive dividends out of assets legally available at the times and in the amounts as the board of directors may determine from time to time. See “Dividend Policy.”

Voting rights. Each outstanding share of common stock will be entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our common stock will have no cumulative voting rights.

Preemptive rights. Our common stock will not be entitled to preemptive or other similar subscription rights to purchase any of our securities.

Conversion or redemption rights. Our common stock will be neither convertible nor redeemable.

Liquidation rights. Upon our liquidation, the holders of our common stock will be entitled to receive pro rata our assets that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Preferred Stock

Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges and relative participating, optional or special rights, as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock and the market value of our common stock. Upon consummation of this offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Anti-takeover Effects of our Certificate of Incorporation and our Bylaws

Our certificate of incorporation and our bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they may also discourage acquisitions that some stockholders may favor.

These provisions include:

•	Classified board. Our certificate of incorporation provides that our board of directors will be divided into three classes of directors. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Following the closing of this offering, our board of directors will initially be composed of members.

•	Requirements for removal of directors. Following the date on which the TPG Funds no longer beneficially own a majority of our common stock, directors may only be removed for cause by the affirmative vote of the holders of at least 75% of the voting power of our outstanding shares of capital stock.

•	Advance notice procedures. Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

•	Actions by written consent; special meetings of stockholders. Our certificate of incorporation provides that, following the date on which the TPG Funds no longer beneficially own a majority of our common stock, stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation also provides that, except as otherwise required by law, special meetings of the stockholders can only be called by or at the direction of the chairman of the board, a majority of the board of directors, or, until the date on which the TPG Funds no longer beneficially own a majority of our common stock, by the secretary at the request of the holders of 50% or more of our outstanding shares of common stock.

•	Supermajority approval requirements. Following the date on which the TPG Funds no longer beneficially own a majority of our common stock, certain amendments to our certificate of incorporation and shareholder amendments to our bylaws will require the affirmative vote of at least 75% of the voting power of the outstanding shares of our capital stock.

•	Authorized but unissued shares. Our authorized but unissued shares of preferred stock will be available for future issuance without stockholder approval. The existence of authorized but unissued shares of preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

•	Business combinations with interested stockholders. We have elected in our certificate of incorporation not to be subject to Section 203 of the DGCL, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. While we will not be subject to any anti-takeover effects of Section 203, our certificate of incorporation contains provisions that have the same effect as Section 203, except that they provide that investment funds affiliated with TPG will not be deemed to be an “interested stockholder,” regardless of the percentage of our voting stock owned by investment funds affiliated with TPG, and accordingly will not be subject to such restrictions.

Exclusive Jurisdiction for Certain Actions

Our certificate of incorporation requires, to the fullest extent permitted by law, that derivative actions brought in the name of the Company, actions against directors, officers and employees for breach of a fiduciary duty and other similar actions, may be brought only in specified courts in the State of Delaware. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. See “Risk Factors—Our certificate of incorporation designates courts in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.”

Litigation Costs

Our bylaws require, except to the extent prohibited by the DGCL, that in all derivative actions brought in the name of the Company, actions against directors, officers and employees for breach of a fiduciary duty and other similar actions, the initiating party shall reimburse the Company and any officer, director or other employee for all fees, costs and expenses incurred in connection with such action if such initiating party does not substantially achieve the full remedy sought. Although we believe this provision benefits us by discouraging meritless lawsuits against the Company and our directors, officers and employees, the provision may have the effect of discouraging lawsuits that could benefit the Company. See “Risk Factors—Our bylaws provide that if a claiming party brings certain actions against us and is not successful on the merits then they will be obligated to pay our litigation costs, which could have the effect of discouraging litigation, including claims brought by our stockholders.”

Corporate Opportunities

Our certificate of incorporation provides that we renounce any interest or expectancy in the business opportunities of TPG and of its officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries and each such party shall not have any obligation to offer us those opportunities unless presented to one of our directors or officers in his or her capacity as a director or officer (and there shall be no restriction on such parties using the general knowledge and understanding of the Company or our industry to consider or pursue other opportunities or to make investment, voting, monitoring, governance or other decisions relating to other entities or securities).

Limitations on Liability and Indemnification of Directors and Officers

Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by the DGCL and our bylaws require that we will indemnify them to the fullest extent permitted by law. We expect to enter into customary indemnification agreements with each of our directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf. We also maintain officers’ and directors’ liability insurance that insures against liabilities that our officers and directors may incur in such capacities.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Listing

We have applied to list our common stock on the NYSE under the symbol “ATD.”

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has been no public market for our common stock. As described below, only a limited number of shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, future sales of substantial amounts of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise capital through sales of our equity securities.

Upon the closing of this offering, we will have outstanding              shares of our common stock, after giving effect to the issuance of              shares of our common stock in this offering, assuming no exercise by the underwriters of their option to purchase additional shares and no exercise of options outstanding as of                     , 2014.

Of the shares that will be outstanding immediately after the closing of this offering, we expect that the              shares to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the safe harbor under Rule 144 of the Securities Act described below. In addition, following this offering,              shares of common stock issuable pursuant to awards granted under certain of our equity plans that are covered by a registration statement on Form S-8 will be freely tradable in the public market, subject to certain contractual and legal restrictions described below.

The remaining              shares of our common stock outstanding after this offering will be “restricted securities,” as that term is defined in Rule 144 of the Securities Act, and we expect that substantially all of these restricted securities will be subject to the lock-up agreements described below. These restricted securities may be sold in the public market only if the sale is registered or pursuant to an exemption from registration, such as the safe harbor provided by Rule 144.

Lock-up Agreements

We and each of our directors, executive officers and certain other stockholders, who collectively own              shares of our common stock following this offering, have agreed that, without the prior written consent of certain of the underwriters, we and they will not, subject to limited exceptions, directly or indirectly sell or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days after the date of this prospectus, unless extended pursuant to its terms. The lock-up restrictions and specified exceptions are described in more detail under “Underwriting (Conflicts of Interest).”

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, any person who is not our affiliate and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, subject to the availability of current public information about us. In addition, under Rule 144, any person who is not our affiliate and has not been our affiliate at any time during the preceding three months and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available.

Beginning 90 days after the date of this prospectus, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares within any three-month period that does not exceed the greater of: (i) 1% of the number of shares of our common stock outstanding, which will equal approximately              shares immediately after this offering; and (ii) the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, any of our employees, directors, officers, consultants or advisors who acquired shares of common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 is entitled to sell such shares in reliance on Rule 144 but without compliance with certain of the requirements contained in Rule 144. Accordingly, subject to any applicable lock-up agreements, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, under Rule 701 persons who are not our affiliates may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our affiliates may resell those shares without compliance with Rule 144’s minimum holding period requirements.

Equity Incentive Plans

Following this offering, we intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock that are subject to outstanding options and other awards issuable pursuant to our equity incentive plans. Shares covered by such registration statement will be available for sale in the open market following its effective date, subject to certain Rule 144 limitations applicable to affiliates and the terms of lock-up agreements applicable to those shares.

Registration Rights

Subject to the lock-up agreements described above, certain holders of our common stock may demand that we register the sale of their shares under the Securities Act or, if we file another registration statement under the Securities Act other than a Form S-8 covering securities issuable under our equity plans or on Form S-4, may elect to include their shares of common stock in such registration. Following such registered sales, the shares will be freely tradable without restriction under the Securities Act, unless held by our affiliates. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS

The following is a summary of material U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of shares of our common stock issued pursuant to this offering by Non-U.S. Holders (defined below). This summary does not purport to be a complete analysis of all the potential tax considerations relevant to Non-U.S. Holders of shares of our common stock. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), the Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change or differing interpretations at any time, possibly with retroactive effect.

This summary assumes that shares of our common stock are held by a Non-U.S. Holder as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment). This summary does not purport to deal with all aspects of U.S. federal income and estate taxation that might be relevant to particular Non-U.S. Holders in light of their particular investment circumstances or status, nor does it address specific tax considerations that may be relevant to particular persons who are subject to special treatment under U.S. federal income tax laws (including, for example, financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities, certain U.S. expatriates or former long-term residents of the United States, tax-exempt organizations, pension plans, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, persons in special situations, such as those who have elected to mark securities to market or those who hold shares of our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment, persons that have a “functional currency” other than the U.S. dollar, or holders subject to the alternative minimum tax or the 3.8% tax on net investment income). In addition, except as explicitly addressed herein with respect to estate tax, this summary does not address certain estate and any gift tax considerations or considerations arising under the tax laws of any state, local or non-U.S. jurisdiction.

For purposes of this summary, a “Non-U.S. Holder” means a beneficial owner of shares of our common stock that for U.S. federal income tax purposes, is an individual, corporation, estate or trust other than:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or any other organization taxable as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more United States persons (as defined in the Internal Revenue Code) have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

A modified definition of Non-U.S. Holder applies for U.S. federal estate tax purposes (as discussed below).

If an entity that is classified as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of persons treated as its partners for U.S. federal income tax purposes will generally depend upon the status of the partner and the activities of the partnership. Partnerships and other entities that are classified as partnerships for U.S. federal income tax purposes and persons holding our common stock through a partnership or other entity classified as a partnership for U.S. federal income tax purposes are urged to consult their own tax advisors.

There can be no assurance that the Internal Revenue Service (“IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal income or estate tax consequences to a Non-U.S. Holder of the purchase, ownership or disposition of shares of our common stock.

THIS SUMMARY IS NOT INTENDED TO BE TAX ADVICE. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME AND ESTATE TAXATION AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SHARES OF OUR COMMON STOCK, AS WELL AS THE APPLICATION OF STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX LAWS.

Distributions on Shares of our Common Stock

As discussed under “Dividend Policy” above, we do not currently anticipate paying cash dividends on shares of our common stock in the foreseeable future. In the event that we do make a distribution of cash or property with respect to shares of our common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles, and will be subject to withholding as described in the next paragraph below. If a distribution exceeds our current or accumulated earnings and profits, the excess will be treated as a tax-free return of the Non-U.S. Holder’s investment, up to such holder’s adjusted tax basis in its shares of our common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “—Gain on Sale, Exchange or other Taxable Disposition of our Common Stock.” Any distribution described in this paragraph would also be subject to the discussion below in “—Additional Withholding and Information Reporting Requirements for Shares of our Common Stock Held by or through Non-U.S. Entities.”

Any dividends paid to a Non-U.S. Holder with respect to shares of our common stock generally will be subject to a 30% U.S. federal withholding tax unless such Non-U.S. Holder provides us or our agent, as the case may be, with an appropriate IRS Form W-8, such as:

•	IRS Form W-8BEN (or successor form) or IRS Form W-8BEN-E (or successor form) certifying, under penalties of perjury, that such Non-U.S. Holder is entitled to a reduction in withholding under an applicable income tax treaty; or

•	IRS Form W-8ECI (or successor form) certifying, under penalties of perjury, that a dividend paid on shares of our common stock is not subject to withholding tax because it is effectively connected with conduct of a trade or business in the United States of the Non-U.S. Holder (in which case such dividend generally will be subject to regular graduated U.S. federal income tax rates on a net income basis as described below).

The certifications described above must be provided to us or our agent prior to the payment of dividends and must be updated periodically. The certification also may require a Non-U.S. Holder that provides an IRS form or that claims treaty benefits to provide its U.S. taxpayer identification number. Special certification and other requirements apply in the case of certain Non-U.S. Holders that are intermediaries or pass-through entities for U.S. federal income tax purposes.

Each Non-U.S. Holder is urged to consult its own tax advisor about the specific methods for satisfying these requirements. A claim for exemption will not be valid if the person receiving the applicable form has actual knowledge or reason to know that the statements on the form are false.

If dividends are effectively connected with the conduct of a trade or business in the United States of the Non-U.S. Holder (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder in the United States), the Non-U.S. Holder, although exempt from the withholding tax described above (provided that the certifications described above are satisfied), will generally be subject to U.S. federal income tax on such dividends on a net income basis in the same manner as if it were a resident of the United States. In addition, if such Non-U.S. Holder is taxable as a corporation for U.S. federal income tax purposes, such Non-U.S. Holder may be subject to an additional “branch profits tax” equal to 30% of its effectively connected earnings and profits for the taxable year, unless an applicable income tax treaty provides otherwise.

Non-U.S. Holders that do not timely provide us or our agent with the required certification, but which are eligible for a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty may obtain a refund or credit of any excess amount withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale, Exchange or Other Taxable Disposition of Shares of our Common Stock

Subject to the discussion below under “—Additional Withholding and Information Reporting Requirements for Shares of our Common Stock Held by or through Non-U.S. Entities,” in general, a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our common stock unless (i) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met, (ii) we are or have been a “United States real property holding corporation,” as defined in the Internal Revenue Code (a “USRPHC”), at any time within the shorter of the five-year period preceding the disposition and the Non-U.S. Holder’s holding period with respect to the applicable shares of our common stock (the “relevant period”), or (iii) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder in the United States).

If the first exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (unless an applicable income tax treaty provides otherwise) on the amount by which such Non-U.S. Holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the disposition.

With respect to the second exception above, although there can be no assurance, we believe we are not, and we do not currently anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of other business assets, there can be no assurance that we are not currently or will not become a USRPHC in the future. Generally, a corporation is a USRPHC only if the fair market value of its United States real property interests (as defined in the Internal Revenue Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus certain other assets used or held for use in a trade or business. Even if we are or become a USRPHC, a Non-U.S. Holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of our common stock by reason of our status as a USRPHC so long as (a) our common stock is regularly traded on an established securities market (within the meaning of Internal Revenue Code Section 897(c)(3)) during the calendar year in which such sale, exchange or other taxable disposition of our common stock occurs and (b) such Non-U.S. Holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of our common stock at any time during the relevant period. If we are a USRPHC and the requirements of (a) or (b) are not met, gain on the disposition of shares of our common stock generally will be taxed in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the “branch profits tax” will not apply. Prospective investors are urged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.

If the third exception applies, the Non-U.S. Holder generally will be subject to U.S federal income tax on a net income basis with respect to such gain in the same manner as if such holder were a resident of the United States, unless otherwise provided in an applicable income tax treaty, and a Non-U.S. Holder that is a corporation for U.S federal income tax purposes may also be subject to a “branch profits tax” on its effectively connected earnings and profits at a rate of 30%, unless an applicable income tax treaty provides otherwise.

Additional Withholding and Information Reporting Requirements for Shares of our Common Stock Held by or through Non-U.S. Entities

Legislation enacted in March 2010 and related Treasury guidance (commonly referred to as “FATCA”) generally will impose a U.S. federal withholding tax of 30% on payments to certain non-U.S. entities (including certain intermediaries), including dividends on and the gross proceeds from a sale or other disposition of our common stock unless such persons comply with a complicated U.S. information reporting, disclosures and certification regime. This new regime requires, among other things, a broad class of persons to enter into agreements with the IRS to obtain, disclose and report information about their investors and account holders. This new regime and its requirements are different from and in addition to the certification requirements described elsewhere in this discussion. As currently proposed, the FATCA withholding rules would apply to certain payments, including dividend payments on our common stock, if any, paid after June 30, 2014, and gross proceeds from the sale or other dispositions of our common stock paid after December 31, 2016. Prospective investors should consult their own tax advisors regarding the possible impact of these rules on their investment in our common stock, and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax under FATCA.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each Non-U.S. Holder the gross amount of the distributions on shares of our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. These information reporting requirements apply even if withholding was not required. In addition to the requirements described above under “—Additional Withholding and Information Reporting Requirements for Shares of our Common Stock Held by or through Non-U.S. Entities,” a Non-U.S. Holder may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Internal Revenue Code) or otherwise establish an exemption in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Dividends paid to Non-U.S. Holders subject to the U.S. federal withholding tax, as described above In “—Distributions on Shares of our Common Stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the payment of the proceeds of a disposition of shares of our common stock by a Non-U.S. Holder effected by or through the U.S. office of any broker, U.S. or non-U.S., unless the holder certifies that it is not a United States person (as defined in the Internal Revenue Code) and satisfies certain other requirements, or otherwise establishes an exemption. For information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker, and dispositions otherwise effected through a non-U.S. office generally will not be subject to information reporting. Generally, backup withholding will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected through a non-U.S. office of a U.S. broker or non-U.S. office of a non-U.S broker. Prospective investors are urged to consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the Non-U.S. Holder resides or is incorporated, under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment made to a Non-U.S. Holder can be refunded or credited against such Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Federal estate tax

Shares of our common stock held (or treated as held) by an individual who is not a U.S. citizen or resident (as defined for U.S. federal estate tax purposes) at the time of such individual’s death will be included in such individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

UNDERWRITING (CONFLICTS OF INTEREST)

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and Goldman, Sachs & Co. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Deutsche Bank Securities Inc
Goldman, Sachs & Co.
Barclays Capital Inc.
J.P. Morgan Securities LLC
UBS Securities LLC
TPG Capital BD, LLC
RBC Capital Markets, LLC
SunTrust Robinson Humphrey, Inc.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to ATD	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

We have agreed to reimburse the underwriters for certain accountable expenses in connection with this offering in an amount not to exceed $25,000. The expenses of the offering, not including the underwriting discount, are estimated at $         and are payable by us.

Option to Purchase Additional Shares

We and the selling stockholders have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to          additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and the selling stockholders, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of certain of the underwriters. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

New York Stock Exchange Listing

We expect the shares to be approved for listing on the NYSE under the symbol “ATD.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development,

•	the information set forth in this prospectus and otherwise available to the representatives,

•	the general condition of the securities markets at the time of the offering,

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours, and

•	other factors deemed relevant by the underwriters, the selling stockholders and us.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on                     , in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Conflict of Interest

Affiliates of TPG Capital BD, LLC, an underwriter of this offering, own in excess of 10% of our issued and outstanding common stock. Therefore, a “conflict of interest” is deemed to exist under FINRA Rule 5121(f)(5)(B). In addition, because the TPG Funds are affiliates of TPG Capital BD, LLC and, as selling stockholders, will receive more than 5% of the net proceeds of this offering, a “conflict of interest” is also deemed to exist under FINRA Rule 5121(f)(5)(C)(ii). Accordingly, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121. In accordance with FINRA Rule 5121(c), no sales of the shares will be made to any discretionary account over which TPG Capital BD, LLC exercises discretion without the prior specific written approval of the account holder. However, no “qualified independent underwriter” is required because the underwriters primarily responsible for managing this offering are free of any “conflict of interest” as that term is defined in the rule.

Other Relationships

Bank of America, N.A., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, acts as the Administrative Agent, Collateral Agent and a lender under the credit agreement governing our ABL Facility and FILO Facility and the Administrative Agent, Sole Lead Arranger, Sole Bookrunner and a lender under our senior secured term loan facility. Barclays Bank PLC, an affiliate of Barclays Capital Inc., SunTrust Bank, an affiliate of SunTrust Robinson Humphrey, Inc., Royal Bank of Canada, an affiliate of RBC Capital Markets, LLC, and UBS AG, Stamford Branch, an affiliate of UBS Securities LLC, have all provided commitments under the credit agreement governing our ABL Facility and FILO Facility.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Sales Outside of the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive:

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt

Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in

Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

LEGAL MATTERS

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts. Ropes & Gray LLP and some of its attorneys are limited partners of RGIP, LP, which is an investor in certain investment funds affiliated with TPG and sometimes a co-investor with such funds. RGIP, LP directly or indirectly owns less than 1% of our outstanding shares of common stock. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The consolidated financial statements of the Company and its subsidiaries as of December 28, 2013 and December 29, 2012 and for each of the three years in the period ended December 28, 2013 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of TTT Holdings, Inc. and its subsidiaries as of December 31, 2013 and December 31, 2012 and for each of the two years in the period ended December 31, 2013, included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of TTT Holdings, Inc. and its subsidiaries as of December 31, 2012 and December 31, 2011 and for each of the two years in the period ended December 31, 2012 have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of The Hercules Tire & Rubber Company and its subsidiaries as of October 31, 2013 and 2012, for the years then ended, and the consolidated schedule of adjusted EBITDA of The Hercules Tire & Rubber Company included in this prospectus have been so included in reliance on the reports of Plante & Moran, PLLC, an independent public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Regional Tire Distributors Inc. and its subsidiaries as of January 31, 2013 and January 31, 2012 and for each of the two years in the period ended January 31, 2013 included in this prospectus have been so included in reliance on the report of Deloitte LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Triwest Trading (Canada) Ltd. as of December 31, 2011, December 31, 2010 and January 1, 2010 and for the years ended December 31, 2011, December 31, 2010 and December 31, 2009 included in this prospectus have been so included in reliance on the reports of Kouri Berezan Heinrichs, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Trail Tire Distributors Ltd. as of February 28, 2014 and February 28, 2013 and for the years ended February 28, 2014 and February 28, 2013 included in this prospectus have been so included in reliance on the reports of Collins Barrow Edmonton LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Extreme Wheel Distributors Ltd. as of February 28, 2014 and February 28, 2013 and for the years ended February 28, 2014 and February 28, 2013 included in this prospectus have been so included in reliance on the reports of Collins Barrow Edmonton LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Kirks Tire Ltd. as of January 31, 2014, January 31, 2013 and January 31, 2012 and for the years ended January 31, 2014, January 31, 2013 and January 31, 2012 included in this prospectus have been so included in reliance on the reports of Collins Barrow Edmonton LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Regional Tire Distributors (Edmonton) Inc. as of February 28, 2014, February 28, 2013 and February 29, 2012 and for the years ended February 28, 2014, February 28, 2013 and February 29, 2012 included in this prospectus have been so included in reliance on the reports of Collins Barrow Edmonton LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Regional Tire Distributors (Calgary) Inc. as of February 28, 2014, February 28, 2013 and February 29, 2012 and for the years ended February 28, 2014, February 28, 2013 and February 29, 2012 included in this prospectus have been so included in reliance on the reports of Collins Barrow Edmonton LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the common stock offered hereby, please refer to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC’s website address is www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, we will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above.

Index to Consolidated Financial Statements

and Financial Statement Schedules

Trail Tire Distributors Ltd.

Audited Financial Statements
Independent Auditors’ Report	F-84
Audited Balance Sheets as of February 28, 2014 and 2013	F-85
Audited Statements of Operations for the years ended February 28, 2014 and 2013	F-86
Audited Statements of Retained Earnings for the years ended February 28, 2014 and 2013	F-87
Audited Statements of Cash Flows for the years ended February 28, 2014 and 2013	F-88
Notes to Audited Financial Statements	F-89

Extreme Wheel Distributors Ltd.

Audited Financial Statements
Independent Auditors’ Report	F-99
Audited Balance Sheets as of February 28, 2014 and 2013	F-100
Audited Statements of Operations for the years ended February 28, 2014 and 2013	F-101
Audited Statements of Retained Earnings for the years ended February 28, 2014 and 2013	F-102
Audited Statements of Cash Flows for the years ended February 28, 2014 and 2013	F-103
Notes to Audited Financial Statements	F-104

Regional Tire Distributors (Edmonton) Inc.

Audited Financial Statements
Independent Auditors’ Report	F-132
Audited Balance Sheets as of February 28, 2014 and 2013 and February 29, 2012	F-133
Audited Statements of Operations for the years ended February 28, 2014 and 2013 and February 29, 2012	F-134
Audited Statements of Retained Earnings for the years ended February 28, 2014 and 2013 and February 29, 2012	F-135
Audited Statements of Cash Flows for the years ended February 28, 2014 and 2013 and February 29, 2012	F-136
Notes to Audited Financial Statements	F-137

Regional Tire Distributors (Calgary) Inc.

Audited Financial Statements
Independent Auditors’ Report	F-160
Audited Balance Sheets as of February 28, 2014 and 2013 and February 29, 2012	F-161
Audited Statements of Operations for the years ended February 28, 2014 and 2013 and February 29, 2012	F-162
Audited Statements of Retained Earnings for the years ended February 28, 2014 and 2013 and February 29, 2012	F-163
Audited Statements of Cash Flows for the years ended February 28, 2014 and 2013 and February 29, 2012	F-164
Notes to Audited Financial Statements	F-165

TTT Holdings, Inc. (1)

(1)	TTT Holdings, Inc. has no significant assets or operations other than its ownership of Terry’s Tire Town Holdings, Inc. The operations of Terry’s Tire Town Holdings, Inc. constitutes the operations of TTT Holdings, Inc.

Regional Tire Distributors Inc.

Audited Consolidated Financial Statements
Independent Auditor’s Report	F-238
Audited Consolidated Statements of Income and Comprehensive Income for the years ended January 31, 2013 and 2012	F-239
Audited Consolidated Balance Sheets as of January 31, 2013 and 2012	F-240
Audited Consolidated Statements of Cash Flows for the years ended January 31, 2013 and 2012	F-241
Audited Consolidated Statements of Stockholders’ Equity for the years ended January 31, 2013 and 2012	F-242
Notes to Audited Consolidated Financial Statements	F-243

Triwest Trading (Canada) Ltd.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To ATD Corporation and Subsidiaries:

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of ATD Corporation and its subsidiaries at December 28, 2013 and December 29, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 2013 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 16(b) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Charlotte, North Carolina

June 16, 2014

ATD CORPORATION

CONSOLIDATED BALANCE SHEETS

In thousands, except share amounts	December 28, 2013	December 29, 2012
ASSETS
Current assets:
Cash and cash equivalents	$35,760	$34,700
Accounts receivable, net of allowance for doubtful accounts of $2,169 and $950 in fiscal 2013 and 2012, respectively	305,247	301,303
Inventories	772,733	721,672
Deferred income taxes	15,719	16,458
Income tax receivable	369	369
Assets held for sale	910	7,151
Other current assets	19,684	20,695

Total current assets	1,150,422	1,102,348

Property and equipment, net	147,856	129,882
Goodwill	504,333	483,143
Other intangible assets, net	713,294	738,698
Other assets	25,750	32,766

Total assets	$2,541,655	$2,486,837

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$563,691	$502,221
Accrued expenses	45,116	42,988
Current maturities of long-term debt	564	493

Total current liabilities	609,371	545,702

Long-term debt	966,436	950,711
Deferred income taxes	268,432	283,009
Other liabilities	17,362	14,662
Commitments and contingencies (See Note 13)
Stockholders’ equity:
Common stock, par value $.01 per share; 2,000,000,000 shares authorized; 734,168,402 shares issued and outstanding	7,342	7,342
Additional paid-in capital	751,630	748,996
Accumulated earnings (deficit)	(69,818)	(63,442)
Accumulated other comprehensive income (loss)	(9,100)	(143)

Total stockholders’ equity	680,054	692,753

Total liabilities and stockholders’ equity	$2,541,655	$2,486,837

See accompanying notes to consolidated financial statements.

ATD CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

In thousands	Fiscal Year Ended December 28, 2013	Fiscal Year Ended December 29, 2012	Fiscal Year Ended December 31, 2011
Net sales	$3,839,269	$3,455,864	$3,050,240
Cost of goods sold, excluding depreciation included in selling, general and administrative expenses below	3,188,409	2,887,421	2,535,020
Selling, general and administrative expenses	569,234	499,112	432,636
Management fees	5,753	7,446	4,624
Transaction expenses	6,719	5,246	3,946

Operating income (loss)	69,154	56,639	74,014
Other income (expense):
Interest expense	(74,316)	(72,910)	(67,572)
Other, net	(5,196)	(3,895)	(2,110)

Income (loss) from operations before income taxes	(10,358)	(20,166)	4,332
Income tax provision (benefit)	(3,982)	(5,965)	4,464

Net income (loss)	$(6,376)	$(14,201)	$(132)

Net Income (loss) per share:
Basic	$(0.01)	$(0.02)	$(0.00)

Diluted	$(0.01)	$(0.02)	$(0.00)

Other comprehensive income (loss):
Foreign currency translation	$(9,131)	$(344)	$—
Unrealized gain (loss) on rabbi trust assets, net of tax	174	138	(158)

Other comprehensive income (loss)	(8,957)	(206)	(158)

Comprehensive income (loss)	$(15,333)	$(14,407)	$(290)

See accompanying notes to consolidated financial statements.

ATD CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Total Stockholders’ Equity	Common Stock		Additional Paid-In Capital	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive (Loss) Income
In thousands, except share amounts		Shares	Amount
Balance, January 1, 2011	$638,649	683,830,902	$6,838	$680,699	$(49,109)	$221
Net income (loss)	(132)	—	—	—	(132)	—
Unrealized gain (loss) on rabbi trust assets, net of tax of $0.0 million	(158)	—	—	—	—	(158)
Equity contributions	500	500,000	5	495	—	—
Repurchase of common stock	(200)	(200,500)	(2)	(198)	—	—
Stock-based compensation	4,114	—	—	4,114	—	—

Balance, December 31, 2011	642,773	684,130,402	6,841	685,110	(49,241)	63
Net income (loss)	(14,201)	—	—	—	(14,201)	—
Unrealized gain (loss) on rabbi trust assets, net of tax of $0.1 million	138	—	—	—	—	138
Foreign currency translation	(344)					(344)
Equity contributions	60,038	50,038,000	501	59,537	—	—
Stock-based compensation	4,349	—	—	4,349	—	—

Balance, December 29, 2012	692,753	734,168,402	7,342	748,996	(63,442)	(143)
Net income (loss)	(6,376)	—	—	—	(6,376)	—
Unrealized gain (loss) on rabbi trust assets, net of tax of $0.1 million	174	—	—	—	—	174
Foreign currency translation	(9,131)					(9,131)
Stock-based compensation	2,634	—	—	2,634	—	—

Balance, December 28, 2013	$680,054	734,168,402	7,342	$751,630	$(69,818)	$(9,100)

See accompanying notes to consolidated financial statements.

ATD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands	Fiscal Year Ended December 28, 2013	Fiscal Year Ended December 29, 2012	Fiscal Year Ended December 31, 2011
Cash flows from operating activities:
Net income (loss)	$(6,376)	$(14,201)	$(132)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization of intangibles	105,458	89,167	78,071
Amortization of other assets	4,456	7,487	4,758
Provision (benefit) for deferred income taxes	(25,694)	(12,166)	(6,173)
Provision for doubtful accounts	2,237	1,996	1,911
Non-cash inventory step-up amortization	5,379	4,074	—
Stock-based compensation	2,634	4,349	4,114
Other, net	3,292	2,601	1,286
Change in operating assets and liabilities:
Accounts receivable	7,401	5,134	(47,363)
Inventories	(27,639)	(32,170)	(151,945)
Income tax receivable	644	1,232	8,045
Other current assets	1,160	(5,971)	(1,729)
Accounts payable and accrued expenses	29,466	(38,107)	19,232
Other, net	(1,436)	(3,353)	(774)

Net cash provided by (used in) operating activities	100,982	10,072	(90,699)

Cash flows from investing activities:
Acquisitions, net of cash acquired	(77,017)	(115,334)	(59,694)
Purchase of property and equipment	(47,127)	(52,388)	(31,044)
Purchase of assets held for sale	(2,239)	(3,939)	(2,993)
Proceeds from sale of assets held for sale	7,751	3,738	1,403
Proceeds from sale of property and equipment	197	102	79

Net cash provided by (used in) investing activities	(118,435)	(167,821)	(92,249)

Cash flows from financing activities:
Borrowings from revolving credit facility	2,973,584	3,333,642	2,760,364
Repayments of revolving credit facility	(2,955,576)	(3,217,298)	(2,577,380)
Outstanding checks	6,599	(1,754)	9,981
Payments of other long-term debt	(503)	(1,987)	(822)
Payments of deferred financing costs	(1,106)	(3,779)	(5,880)
Equity contribution	—	60,000	—

Net cash provided by (used in) financing activities	22,998	168,824	186,263

Effect of exchange rate changes on cash	(4,485)	(57)	—

Net increase (decrease) in cash and cash equivalents	1,060	11,018	3,315
Cash and cash equivalents—beginning of period	34,700	23,682	20,367

Cash and cash equivalents—end of period	$35,760	$34,700	$23,682

Supplemental disclosures of cash flow information:
Cash payments for interest	$68,179	$64,324	$61,732
Cash (receipts) payments for taxes, net	$23,740	$6,510	$(8,101)
Supplemental disclosures of noncash activities:
Capital expenditures financed by debt	$128	$515	$—
See accompanying notes to consolidated financial statements.

ATD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Company:

ATD Corporation (also referred to herein as “ATD Corp” and formerly Accelerate Parent Corp.) is a Delaware corporation that indirectly owns 100% of the issued and outstanding capital stock of American Tire Distributors Holdings, Inc. (“Holdings”), a Delaware corporation. Holdings owns 100% of the issued and outstanding capital stock of American Tire Distributors, Inc. (“ATDI”), a Delaware corporation. ATD Corp has no significant assets or operations other than its ownership of ATDI. The operations of ATDI and its subsidiaries constitute the operations of ATD Corp presented under accounting principles generally accepted in the United States. Unless the context otherwise requires, “Company” herein refers to ATD Corp and its consolidated subsidiaries. In June 2014, the Company changed its name from Accelerate Parent Corp. to ATD Corporation. On May 28, 2010, pursuant to an Agreement and Plan of Merger, dated as of April 20, 2010, the Company was acquired by TPG Capital, L.P. (“TPG” or the “Sponsor”) and certain co-investors (the “Merger”).

The Company is primarily engaged in the wholesale distribution of tires, custom wheels and accessories, and related tire supplies and tools, representing 97.4% or $3,740.2 million, 2.0% or $76.3 million and 0.6% or $22.8 million, respectively, of our net sales. Operating as one operating and reportable segment through a network of 133 distribution centers, including three redistribution centers in the United States, the Company offers access to an extensive breadth and depth of inventory, representing approximately 40,000 stock-keeping units (SKUs) to approximately 72,000 customers (approximately 64,000 in the U.S. and 8,000 in Canada). The Company’s customer base is comprised primarily of independent tire dealers with the remainder of other customers representing various national and corporate accounts. The Company serves a majority of the contiguous United States as well as Canada. During fiscal 2013, the Company’s largest customer and top ten customers accounted for 3.1% and 10.9%, respectively, of its net sales.

The Company’s fiscal year is based on either a 52- or 53-week period ending on the Saturday closest to each December 31. Therefore, the financial results of 53-week fiscal years will not be exactly comparable to the prior and subsequent 52-week fiscal years. The fiscal years ended December 28, 2013, December 29, 2012 and December 31, 2011 each contain operating results for 52 weeks. It should be noted that, prior to fiscal 2013, the Company and its TriCan Tire Distributors (“TriCan”) subsidiary had different year-end reporting dates. For fiscal 2012, TriCan had a calendar year-end reporting date of December 31. The impact from this difference on the consolidated financial statements was not material. TriCan converted to the Company’s fiscal year reporting date during fiscal 2013.

2. Summary of Significant Accounting Policies:

A summary of significant accounting policies used in the preparation of the accompanying financial statements follows:

Basis of Preparation

The accompanying consolidated financial statements reflect the consolidated operations of the Company and have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) as defined by the Financial Accounting Standards Board (“FASB”) within the FASB Accounting Standards Codification (“FASB ASC”). In the opinion of management, the accompanying consolidated financial statements contain all adjustments, which include normal recurring adjustments, necessary to present fairly the consolidated results for the periods presented. Certain changes in classification of amounts reported in prior years have been made to conform to the 2013 classification.

ATD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of ATD Corp and all of its subsidiaries that are more than 50% owned and controlled. Partially-owned investments represent 20-50% ownership interests in investments where the Company demonstrates significant influence, but does not have a controlling financial interest. Partially-owned investments are accounted for under the equity method. The Company does not have any investments that are accounted for under the cost method of accounting. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are based on several factors including the facts and circumstances available at the time the estimates are made, historical experience, risk of loss, general economic conditions and trends, and the assessment of the probable future outcome. Estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the statement of comprehensive income (loss) in the period that they are determined.

Foreign currency translation

All foreign currency denominated balance sheet accounts are translated at year end exchange rates and revenue and expense accounts are translated at weighted average rates of exchange prevailing during the year. Gains and losses resulting from the translation of foreign currency are recorded in the accumulated other comprehensive income (loss) component of stockholder’s equity. Transactional foreign currency gains and losses are included in other expense, net in the accompanying consolidated statements of comprehensive income (loss).

Cash and Cash Equivalents

The Company considers all deposits with an original maturity of three months or less and readily convertible cash to be cash equivalents in its consolidated financial statements. Outstanding checks are presented as a financing activity in the statement of cash flows because they are funded by drawing on the revolving credit facility as they are presented for payment.

Allowance for Doubtful Accounts

The allowance for doubtful accounts represents the best estimate of probable loss inherent within the Company’s accounts receivable balance. Estimates are based upon both the creditworthiness of specific customers and the overall probability of losses based upon an analysis of the overall aging of receivables as well as past collection trends and general economic conditions.

Inventories

Inventories are stated at the lower of cost, determined on the first-in, first-out (“FIFO”) method, or fair market value and consist primarily of automotive tires, custom wheels, and related tire supply and tool products. The Company performs periodic assessments to determine the existence of obsolete, slow-moving and non-saleable inventories and records necessary provisions to reduce such inventories to net realizable value. A majority of the Company’s tire vendors allow for the return of tire products, subject to certain limitations, specified in supply arrangements with the vendors.

ATD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. For financial reporting purposes, assets placed in service are recorded at cost and depreciated using the straight-line method at annual rates sufficient to amortize the cost of the assets less estimated salvage values over the assets’ estimated useful lives. Leasehold improvements are amortized over the shorter of their economic useful life or the related lease term. The range of useful lives used to depreciate property and equipment is as follows:

Buildings	25 to 31 years
Leasehold improvements	2 to 10 years
Machinery and equipment	2 to 10 years
Furniture and fixtures	3 to 8 years
Internal use software	1 to 5 years
Vehicles and other	3 to 6 years

Major expenditures for replacements and significant improvements that increase asset values and extend useful lives are capitalized. Repairs and maintenance expenditures that do not extend the useful life of the asset are charged to expense as incurred. The carrying amounts of assets that are sold or retired and the related accumulated depreciation are removed from the accounts in the year of disposal, and any resulting gain or loss is reflected in the statement of comprehensive income (loss).

The Company capitalizes costs, including interest, incurred to develop or acquire internal-use software. These costs are capitalized subsequent to the preliminary project stage once specific criteria are met. Costs incurred in the preliminary project planning stage are expensed. Other costs, such as maintenance and training, are also expensed as incurred. Capitalized costs are amortized over their estimated useful lives using the straight-line method.

The Company assesses the recoverability of the carrying value of its property and equipment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount of an asset to the future net undiscounted cash flows expected to be generated by the asset. If the undiscounted cash flows are less than the carrying amount of the asset, an impairment loss is recognized for the amount by which the carrying value of the asset exceeds the fair value of the assets.

Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite useful lives are tested and reviewed annually for impairment during the fourth quarter or whenever there is a significant change in events or circumstances that indicate that the fair value of the asset may be less than the carrying amount of the asset.

Recoverability of goodwill is measured at the reporting unit level and determined using a two step process. The first step compares the carrying amount of the reporting unit to its estimated fair value. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired and the second step of the impairment test is not necessary. To the extent that the carrying value of the reporting unit exceeds its estimated fair value, a second step is performed, wherein the reporting unit’s carrying value of goodwill is compared to the implied fair value of goodwill. To the extent that the carrying value exceeds the implied fair value, impairment exists and must be recognized.

Recoverability of other indefinite-lived intangible assets is measured by a comparison of the carrying amount of the intangible assets to the estimated fair value of the respective intangible assets. Any excess of the carrying value over the estimated fair value is recognized as an impairment loss equal to that excess.

ATD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Intangible assets such as customer-related intangible assets and noncompete agreements with finite useful lives are amortized on a straight-line or accelerated basis over their estimated economic lives. The weighted-average useful lives approximate the following:

Customer list	16 to 19 years
Tradenames	1 to 7 years
Noncompete agreements	1 to 5 years
Favorable leases	4 to 6 years

The Company assesses the recoverability of the carrying value of its intangible assets with finite useful lives whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount of an asset to the future net undiscounted cash flows expected to be generated by the asset. If the undiscounted cash flows are less than the carrying amount of the asset, an impairment loss is recognized for the amount by which the carrying value of the asset exceeds the fair value of the assets.

Deferred Financing Costs

Deferred financing costs are expenditures associated with obtaining financings that are capitalized in the consolidated balance sheets and amortized over the term of the loans to which such costs relate. Amounts capitalized are recorded within other assets in the consolidated balance sheets and amortized to interest expense in the consolidated statements of comprehensive income (loss). At December 28, 2013, the unamortized balance of deferred financing costs was $16.3 million, which includes $1.1 million incurred to increase the borrowing capacity of the Company’s Canadian ABL Facility and FILO Facility during fiscal 2013 (See Note 9 for additional information). At December 29, 2012, the unamortized balance of deferred financing costs was $19.7 million. Amortization for fiscal 2013, fiscal 2012 and fiscal 2011 was $4.5 million, $7.5 million and $4.8 million, respectively. Amortization for fiscal 2012 included $2.8 million related to the write-off of deferred financing costs associated with a lender that is not participating in the new syndication group.

Derivative Instruments and Hedging Activities

For derivative instruments, the Company applies FASB authoritative guidance which establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. This statement requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met and that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting treatment.

Self Insurance

The Company is self-insured with respect to employee health liability claims and maintains a large deductible program on both workers’ compensation and auto insurance. The Company has stop-loss insurance coverage for individual claims in excess of $0.3 million for employee health insurance and deductibles of $0.3 million on the workers’ compensation and auto on a per claim basis. Aggregate stop-loss limits for workers’ compensation and auto are $9.0 million. There is no aggregate stop-loss limit on employee health insurance. A reserve for liabilities associated with losses is established for claims filed and claims incurred but not yet reported using actuarial methods followed in the insurance industry as well as the Company’s historical claims experience.

ATD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue Recognition

Revenue is recognized and earned when all of the following criteria are satisfied: (a) persuasive evidence of a sales arrangement exists; (b) price is fixed or determinable; (c) collectability is reasonably assured; and (d) delivery has occurred or service has been rendered. The Company recognizes revenue when the title and the risks and rewards of ownership have substantially transferred to the customer, which is upon delivery under free on board (“FOB”) destination terms. The Company permits customers from time to time to return certain products, but there is no contractual right of return. The Company continuously monitors and tracks such returns and records an estimate of such future returns, which is based on historical experience and recent trends.

In the normal course of business, the Company extends credit, on open accounts, to its customers after performing a credit analysis based on a number of financial and other criteria. The Company performs ongoing credit evaluations of its customers’ financial condition and does not normally require collateral; however, letters of credit and other security are occasionally required for certain new and existing customers.

Customer Rebates

The Company offers rebates to its customers under a number of different programs. These rebates are recorded in accordance with the accounting standards for consideration given by a vendor to a customer. The majority of these programs provide for the customer to receive rebates, generally in the form of a reduction in the related accounts receivable balance, when certain measures are achieved, generally related to the volume of product purchased from the Company. These rebates are recorded as a reduction of the related price of the product, which reduces the amount of revenue recorded. Throughout the year, the amount of rebates is estimated based on the expected level of purchases to be made by customers that participate in the rebate programs. These estimates are periodically revised to reflect rebates earned by customers based on actual purchases made.

Manufacturer Rebates

The Company receives rebates from its vendors under a number of different programs. These rebates are recorded in accordance with the accounting standards for cash consideration received from a vendor. Many of the vendor programs provide for the Company to receive rebates when any of a number of measures are achieved, generally related to the volume of purchases. These rebates are accounted for as a reduction to the price of the product, which reduces the carrying value of our inventory, and our cost of goods sold when product is sold. Throughout the year, the amount recognized for annual rebates is based on purchases management considers probable for the full year. These estimates are continually revised to reflect rebates earned based on actual purchase levels.

Cooperative Advertising and Marketing Programs

The Company participates in cooperative advertising and marketing programs (“co-op”) with its vendors. Co-op funds are provided to the Company generally based on the volume of purchases made with vendors that offer such programs. A portion of the funds received must be used for specific advertising and marketing expenditures incurred by the Company or its customers. The co-op funds received by the Company from its vendors are accounted for in accordance with the accounting standards related to accounting for cash consideration received from a vendor, which requires that the Company record the funds received as a reduction of cost of sales or as an offset to specific costs incurred in selling the vendor’s products. The co-op funds that are provided to the Company’s customers are accounted for in accordance with authoritative guidance related to accounting for cash consideration given by a vendor to a customer, which requires that the Company record the funds paid as a reduction of revenue since no separate identifiable benefit is received by the Company.

ATD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Shipping and Handling Fees and Costs

In accordance with current accounting standards, the Company determined that shipping fees shall be reported on a gross basis. As a result, all amounts billed to a customer in a sale transaction related to shipping fees represent revenues earned for the goods provided and therefore recorded within net sales in the consolidated statement of comprehensive income (loss). Handling costs include expenses incurred to store, move, and prepare products for shipment. The Company classifies these costs as selling, general and administrative expenses within the consolidated statement of comprehensive income (loss), and includes a portion of internal costs such as salaries and overhead related to these activities. For fiscal 2013, 2012 and 2011, the Company incurred $213.8 million, $171.1 million and $140.8 million, respectively, related to these expenses.

Income Taxes

The Company records a tax provision for the anticipated tax consequences of the reported results of operations. The provision is computed using the asset and liability method of accounting, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In addition, the Company recognizes future tax benefits, such as net operating losses and tax credits, to the extent that realizing these benefits is considered in its judgment to be more likely than not. Deferred tax assets and liabilities are measured using currently enacted tax rates that apply to taxable income in effect for the years in which those tax items are expected to be realized or settled. The Company regularly reviews the recoverability of its deferred tax assets considering historic profitability, projected future taxable income, and timing of the reversals of existing temporary differences as well as the feasibility of our tax planning strategies. Where appropriate, a valuation allowance is recorded if available evidence suggests that it is more likely than not that some portion or all of a deferred tax asset will not be realized. Changes to valuation allowances are recognized in earnings in the period such determination is made.

The Company accounts for uncertain tax positions by recognizing the financial statement effects of a tax position only when, based upon the technical merits, it is more-likely-than-not that the position will be sustained upon examination. The tax impacts recognized in the financial statements from such positions are then measured based on the largest impact that has a greater than 50% likelihood of being realized upon settlement. The Company recognizes potential accrued interest and penalties associated with unrecognized tax positions as a component of the provision for income taxes.

Recent Accounting Pronouncements

In July 2012, the FASB issued Accounting Standards Update (“ASU”) No. 2012-02, “Testing Indefinite-Lived Intangible Assets for Impairment” which amended the guidance on the annual impairment testing of indefinite-lived intangible assets other than goodwill. The amended guidance will allow a company the option to first assess qualitative factors to determine whether it is more-likely-than-not that the fair value of an indefinite-lived intangible asset is less than its carrying amount. If, based on the qualitative assessment, it is more-likely-than-not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, quantitative impairment testing is required. However, if a company concludes otherwise, quantitative impairment testing is not required. This new guidance will be effective for fiscal years beginning after September 15, 2012, with early adoption permitted. The Company adopted this guidance on December 30, 2012 (the first day of its 2013 fiscal year); however, the Company performed its annual impairment test in the fourth quarter of 2013.

In February 2013, the FASB issued ASU No. 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” which amended the guidance for reporting reclassifications out of accumulated other comprehensive income. The amended guidance requires an entity to report the effect of

ATD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is entirely reclassified to net income, as required by U.S. GAAP. For other amounts, that are not required by U.S. GAAP to be entirely reclassified to net income, an entity is required to cross-reference other disclosures that will provide additional detail concerning these amounts. The amendments are effective for reporting periods beginning after December 15, 2012. The Company adopted this guidance on December 30, 2012 and its adoption did not have an effect on the Company’s consolidated financial statements.

In July 2013, the FASB issued ASU 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exits.” ASU 2013-11 clarifies guidance and eliminates diversity in practice on the presentation of unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. This new guidance is effective for annual reporting periods beginning on or after December 15, 2013 and subsequent interim periods. The Company is currently assessing the impact, if any, on its consolidated financial statements.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”), which provides guidance for revenue recognition. ASU 2014-09 affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets and supersedes the revenue recognition requirements in Topic 605, “Revenue Recognition,” and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, “Revenue Recognition-Construction-Type and Production-Type Contracts.” The standard’s core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which a company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under today’s guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 is effective for the Company beginning in fiscal year 2018 and, at that time the Company may adopt the new standard under the full retrospective method or the modified retrospective method. Early adoption is not permitted. The Company is currently evaluating the method and impact the adoption of ASU 2014-09 will have on the Company’s consolidated financial statements and disclosures.

3. Acquisitions:

2013 Acquisitions

On December 13, 2013, TriCan entered into a Share Purchase Agreement with Wholesale Tire Distributors Inc., a corporation formed under the laws of the Province of Ontario (“WTD”), Allan Bishop, an individual resident in the Province of Ontario (“Allan”) and The Bishop Company Inc., a corporation formed under the laws of the Province of Ontario (“BishopCo”) (Allan and BishopCo each, a “Seller” and collectively, the “Sellers”), pursuant to which TriCan agreed to acquire from the Sellers all of the issued and outstanding shares of WTD. WTD operated two distribution centers serving over 2,300 customers. The acquisition of WTD strengthened the Company’s market presence in the Southern Ontario region of Canada. The acquisition was completed on December 13, 2013 and was funded through cash on hand. The Company does not believe the acquisition of WTD is a material transaction, individually or when aggregated with the other non-material acquisition discussed herein, subject to the disclosures and supplemental pro forma information required by ASC 805—Business Combinations. As a result, the information is not presented.

The acquisition of WTD was recorded using the acquisition method of accounting in accordance with the accounting guidance for business combinations and non-controlling interest. The purchase price has been

ATD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

preliminarily allocated to assets acquired and liabilities assumed based on the estimated fair market value of such assets and liabilities at the date of acquisition. A majority of the net assets acquired relate to a customer list intangible asset, which had an acquisition date fair value of $4.4 million. The Company utilized the excess earnings method, a derivation of the income approach, to determine the fair value of the customer list intangible asset. The excess earnings method estimates the discounted net earnings attributable to the customer relationships that were acquired after considering items such as possible customer attrition. Based on the length and trend of projected cash flows, an estimated useful life of 16 years was determined. The length of the projected cash flow period was determined by how quickly the customer relationships attrit based on the Company’s historical experience in renewing and extending similar customer relationships. The excess of the purchase price over the amounts allocated to identifiable assets and liabilities is included in goodwill, and amounted to $1.1 million. The premium in the purchase price paid for the acquisition of WTD reflects the anticipated realization of operational and cost synergies. As additional information is obtained about these assets and liabilities within the measurement period, the Company expects to refine its estimates of fair value to allocate the purchase price more accurately.

On August 30, 2013, the Company entered into a Stock Purchase Agreement with Tire Distributors, Inc. (“TDI”) to acquire 100% of the outstanding capital stock of TDI. TDI operated one distribution center serving over 1,700 customers across Maryland and northeastern Virginia. The acquisition was completed on August 30, 2013 and was funded through the Company’s ABL Facility. The Company does not believe the acquisition of TDI is a material transaction, individually or when aggregated with the other non-material acquisition discussed herein, subject to the disclosures and supplemental pro forma information required by ASC 805—Business Combinations. As a result, the information is not presented.

The acquisition of TDI was recorded using the acquisition method of accounting in accordance with the accounting guidance for business combinations and non-controlling interest. The purchase price has been allocated to assets acquired and liabilities assumed based on the estimated fair market value of such assets and liabilities at the date of acquisition. A majority of the net assets acquired relate to a customer list intangible asset, which had an acquisition date fair value of $3.4 million. The Company utilized the excess earnings method, a derivation of the income approach, to determine the fair value of the customer list intangible asset. The excess earnings method estimates the discounted net earnings attributable to the customer relationships that were acquired after considering items such as possible customer attrition. Based on the length and trend of projected cash flows, an estimated useful life of 16 years was determined. The length of the projected cash flow period was determined by how quickly the customer relationships attrit based on the Company’s historical experience in renewing and extending similar customer relationships. The excess of the purchase price over the amounts allocated to identifiable assets and liabilities is included in goodwill, and amounted to $2.4 million. The premium in the purchase price paid for the acquisition of TDI reflects the anticipated realization of operational and cost synergies.

On March 22, 2013, TriCan and ATDI entered into a Share Purchase Agreement with Regional Tire Holdings Inc., a corporation formed under the laws of the Province of Ontario (“Holdco”), Regional Tire Distributors Inc. (“RTD”), a corporation formed under the laws of the Province of Ontario and a 100% owned subsidiary of Holdco, and the shareholders of Holdco, pursuant to which TriCan agreed to acquire from the shareholders of Holdco all of the issued and outstanding shares of Holdco for a purchase price of $62.5 million. Holdco has no significant assets or operations, other than its ownership of RTD. The operations of RTD constitute the operations of Holdco. RTD is a wholesale distributor of tires, tire parts, tire accessories and related equipment in the Ontario and Atlantic provinces of Canada. The acquisition of RTD significantly expanded the Company’s presence in the Ontario and Atlantic Provinces of Canada and complements the Company’s current operations in Canada.

ATD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The acquisition of RTD was completed on April 30, 2013 for aggregate cash consideration of approximately $64.9 million (the “Adjusted Purchase Price”) which includes initial working capital adjustments. The acquisition of RTD was funded by borrowings under the Company’s ABL Facility and FILO Facility, as more fully described in Note 9. The Adjusted Purchase Price was subject to certain post-closing adjustments, including, but not limited to, the finalization of working capital adjustments. Of the $64.9 million Adjusted Purchase Price, $6.3 million is held in escrow pending the resolution of the post-closing adjustments and other escrow release conditions in accordance with the terms of the purchase agreement and escrow agreement. During third quarter 2013, the Company and the shareholders of Holdco agreed on the post-closing working capital adjustments in accordance with the purchase agreement. This adjustment increased the Adjusted Purchase Price by $1.0 million to $65.9 million with a corresponding increase to goodwill of $1.0 million.

The acquisition of RTD was recorded using the acquisition method of accounting in accordance with current accounting guidance for business combinations and non-controlling interest. As a result, the Adjusted Purchase Price has been allocated to assets acquired and liabilities assumed based on the estimated fair market value of such assets and liabilities at the date of acquisition. The allocation of the Adjusted Purchase Price is a follows:

In thousands
Cash	$904
Accounts receivable	10,093
Inventory	21,685
Other current assets	998
Property and equipment	1,050
Intangible assets	42,990
Other assets	52

Total assets acquired	77,772
Debt	—
Accounts payable	7,817
Accrued and other liabilities	12,740
Deferred income taxes	11,692

Total liabilities assumed	32,249
Net assets acquired	45,523
Goodwill	20,375

Purchase price	$65,898

The excess of the purchase price over the amounts allocated to identifiable assets and liabilities is included in goodwill, and amounted to $20.4 million. The premium in the purchase price paid for the acquisition of RTD primarily relates to growth opportunities from expanding the Company’s distribution footprint into Eastern Canada and through operating synergies available via the consolidation of certain distribution centers in Eastern Canada.

Cash and cash equivalents, accounts receivable and accounts payable were stated at their historical carrying values, which approximate their fair value, given the short-term nature of these assets and liabilities. Inventory was recorded at fair value, based on computations which considered many factors including the estimated selling price of the inventory, the cost to dispose the inventory as well as the replacement cost of the inventory, where applicable.

ATD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company recorded intangible assets based on their estimated fair value which consisted of the following:

In thousands	Estimated Useful Life	Estimated Fair Value
Customer list	16 years	$40,720
Tradenames	5 years	1,900
Favorable leases	4 years	370

Total		$42,990

The Company determined the fair value of the intangible assets acquired based on a third-party valuation report. The independent third party valuation firm utilized the excess earnings method, a derivation of the income approach, to determine the fair value of the customer list intangible asset. The excess earnings method estimates the discounted net earnings attributable to the customer relationships that were acquired after considering items such as possible customer attrition. Based on the length and trend of projected cash flows, an estimated useful life of 16 years was determined. The length of the projected cash flow period was determined by how quickly the customer relationships attrit based on the Company’s historical experience in renewing and extending similar customer relationships.

RTD contributed net sales of approximately $143.4 million to the Company for the period from May 1, 2013 to December 28, 2013. Net income contributed by RTD since the acquisition date was approximately $4.0 million which included non-cash amortization of the inventory step-up of $2.7 million and non-cash amortization expense on acquired intangible assets of $4.9 million.

2012 Acquisitions

On November 30, 2012, ATDI and ATD Acquisition Co. V Inc. (“Canada Acquisition”), a newly-formed direct 100% owned Canadian subsidiary of ATDI, entered into a Share Purchase Agreement with 1278104 Alberta Inc. (“Seller”), Triwest Trading (Canada) Ltd., a 100% owned subsidiary of Seller (“Triwest”) and certain shareholders of Seller pursuant to which Canada Acquisition agreed to acquire from Seller all of the issued and outstanding common shares of Triwest along with an outstanding loan owed to Seller by Triwest for approximately $97.5 million, subject to certain post-closing adjustments, including, but not limited to, working capital adjustments. Of the $97.5 million purchase price, $15.0 million is held in escrow pending the resolution of the post-closing adjustments and other escrow release conditions in accordance with the terms of the purchase agreement and escrow agreement. As a result of the acquisition, Triwest became a direct 100% owned subsidiary of Canada Acquisition. Triwest (dba: TriCan Tire Distributors, or “TriCan”) is a wholesale distributor of tires, tire parts, tire accessories and related equipment in Canada with distribution centers stretching across the country. The acquisition of TriCan expanded the Company’s footprint and distribution services into Canada for the first time. During second quarter 2013, the Company and the Seller agreed on the post-closing working capital adjustment in accordance with the purchase agreement. This adjustment reduced the purchase price by $3.4 million to $94.1 million with a corresponding decrease to goodwill of $3.4 million.

ATD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The acquisition of TriCan was completed on November 30, 2012 and funded through the Company’s ABL Facility. The acquisition of TriCan was recorded using the acquisition method of accounting in accordance with current accounting guidance for business combinations and non-controlling interest. As a result, the total purchase price has been allocated to assets acquired and liabilities assumed based on the estimated fair market value of such assets and liabilities at the date of acquisition. The allocation of the purchase price is as follows:

In thousands
Cash	$1,344
Accounts receivable	35,518
Inventory	45,445
Other current assets	495
Property and equipment	1,191
Intangible assets	49,940
Other assets	755

Total assets acquired	134,688
Debt	—
Accounts payable	37,576
Accrued and other liabilities	14,609
Deferred income taxes	13,003
Other liabilities	475

Total liabilities assumed	65,663
Net assets acquired	69,025
Goodwill	25,044

Purchase price	$94,069

The excess of the purchase price over the amounts allocated to identifiable assets and liabilities is included in goodwill, and amounted to $25.0 million. The premium in the purchase price paid for the acquisition of TriCan primarily relates to growth opportunities from expanding the Company’s distribution footprint into Canada.

Cash, and cash equivalents, accounts receivable and accounts payable were stated at their historical carrying values, which approximate their fair value, given the short-term nature of these assets and liabilities. Inventory was recorded at fair value, based on computations which considered many factors including the estimated selling price of the inventory, the cost to dispose the inventory as well as the replacement cost of the inventory, where applicable.

The Company recorded intangible assets based on their estimated fair value and consisted of the followings:

In thousands	Estimated Useful Life	Estimated Fair Value
Customer list	16 years	$44,621
Tradenames	7 years	4,958
Favorable leases	6 years	361

Total		$49,940

ATD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company determined the fair value of the intangible assets acquired based on a third-party valuation report. The independent third party valuation firm utilized the excess earnings method, a derivation of the income approach, to determine the fair value of the customer list intangible asset. The excess earnings method estimates the discounted net earnings attributable to the customer relationships that were acquired after considering items such as possible customer attrition. Based on the length and trend of projected cash flows, an estimated useful life of 16 years was determined. The length of the projected cash flow period was determined by how quickly the customer relationships attrit based on the Company’s historical experience in renewing and extending similar customer relationships.

The following unaudited pro forma supplementary data for the fiscal years ended December 28, 2013, December 29, 2012 and December 31, 2011 gives effect to the acquisition of RTD as if it had occurred on January 1, 2012 (the first day of the Company’s 2012 fiscal year) and gives effect to the acquisition of TriCan as if it had occurred on January 2, 2011 (the first day of the Company’s 2011 fiscal year). The pro forma supplementary data is provided for informational purposes only and should not be construed to be indicative of the Company’s results of operations had the TriCan and RTD acquisitions been consummated on the date assumed and does not project the Company’s results of operations for any future date.

	Pro Forma
In thousands	Fiscal Year Ended December 28, 2013	Fiscal Year Ended December 29, 2012	Fiscal Year Ended December 31, 2011
Net sales	$3,873,469	$3,767,037	$3,234,331
Net income (loss)	(9,026)	(9,144)	5,347
Net income (loss) per share—basic	$(0.01)	$(0.01)	$0.01
Net income (loss) per share—diluted	$(0.01)	$(0.01)	$0.01

The pro forma supplementary data for the fiscal years ended December 28, 2013, December 29, 2012 and December 31, 2011 includes $1.9 million, $11.7 million and $5.9 million, respectively, as an adjustment to historical amortization expense as a result of acquired intangible assets.

On May 24, 2012, the Company entered into a Stock Purchase Agreement with Firestone of Denham Springs, Inc. d/b/a Consolidated Tire & Oil (“CTO”) to acquire 100% of the outstanding capital stock of CTO. CTO operated three distribution centers in Baton Rouge, Slidell and Lafayette, Louisiana serving over 500 customers. The acquisition was completed on May 24, 2012 and was funded through the Company’s ABL Facility. The Company does not believe the acquisition of CTO is a material transaction subject to the disclosures and supplemental pro forma information required by ASC 805—Business Combinations. As a result, the information is not presented.

The acquisition of CTO was recorded using the acquisition method of accounting in accordance with the accounting guidance for business combinations and non-controlling interest. The purchase price has been allocated to assets acquired and liabilities assumed based on the estimated fair market value of such assets and liabilities at the date of acquisition. A majority of the net assets acquired relate to a customer list intangible asset, which had an acquisition date fair value of $15.9 million. The Company determined the fair value of the intangible assets acquired based on a third-party valuation report. The independent third party valuation firm utilized the excess earnings method, a derivation of the income approach, to determine the fair value of the customer list intangible asset. The excess earnings method estimates the discounted net earnings attributable to the customer relationships that were acquired after considering items such as possible customer attrition. Based on the length and trend of projected cash flows, an estimated useful life of 16 years was determined. The length of the projected cash flow period was determined by how quickly the customer relationships attrit based on the Company’s historical experience in renewing and extending similar customer relationships. The excess of the purchase price over the amounts allocated to identifiable assets and liabilities is included in goodwill, and amounted to $10.1 million. The premium in the purchase price paid for the acquisition of CTO reflects the anticipated realization of operational and cost synergies.

ATD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2011 Acquisition

On April 15, 2011, the Company entered into a Stock Purchase Agreement with the Bowlus Service Company d/b/a North Central Tire (“NCT”) to acquire 100% of the outstanding capital stock of NCT. NCT operated three distribution centers in Canton, Ohio, Cincinnati, Ohio and Rochester, New York, serving over 2,700 customers. The acquisition was completed on April 29, 2011 and was funded through the Company’s ABL Facility. The Company does not believe the acquisition of NCT is a material transaction subject to the disclosures and supplemental pro forma information required by ASC 805—Business Combinations. As a result, the information is not presented.

The acquisition of NCT was recorded using the acquisition method of accounting in accordance with the accounting guidance for business combinations and non-controlling interest. The purchase price has been allocated to assets acquired and liabilities assumed based on the estimated fair market value of such assets and liabilities at the date of acquisition. A majority of the net assets acquired relates to a customer list intangible asset, which had an acquisition date fair value of $38.2 million. The Company determined the fair value of the intangible assets acquired based on a third-party valuation report. The independent third party valuation firm utilized the excess earnings method, a derivation of the income approach, to determine the fair value of the customer list intangible asset. The excess earnings method estimates the discounted net earnings attributable to the customer relationships that were acquired after considering items such as possible customer attrition. Based on the length and trend of projected cash flows, an estimated useful life of 19 years was determined. The length of the projected cash flow period was determined by how quickly the customer relationships attrit based on the Company’s historical experience in renewing and extending similar customer relationships. The excess of the purchase price over the amounts allocated to identifiable assets and liabilities is included in goodwill, and amounted to $27.0 million. The premium in the purchase price paid for the acquisition of NCT reflects the anticipated realization of significant operational and cost synergies. The purchase of NCT expanded the Company’s market position in Ohio and Western New York.

4. Inventories:

Inventories consist primarily of automotive tires, custom wheels, tire supplies and tools and are valued at the lower of cost, determined on the first-in, first-out (“FIFO”) method, or fair market value. The Company performs periodic assessments to determine the existence of obsolete, slow-moving and non-saleable inventories and records necessary provisions to reduce such inventories to net realizable value. A majority of the Company’s tire vendors allow for the return of tire products, subject to certain limitations, specified in supply arrangements with the vendors. In addition, the Company’s inventory is collateral under the ABL Facility and FILO Facility. See Note 9 for further information.

As a result of the TriCan, RTD, TDI and WTD acquisitions, the carrying value of the acquired inventory was increased by $6.3 million, $2.7 million, $0.2 million and $0.5 million, respectively, to adjust to estimated fair value in accordance with the accounting guidance for business combinations. The step-up in inventory value is amortized into cost of goods sold over the period of the Company’s normal inventory turns, which approximates two months. Amortization of the inventory step-up included in cost of goods sold in the accompanying consolidated statements of comprehensive income (loss) for the fiscal years ended December 28, 2013 and December 29, 2012 was $5.4 million and $4.1 million, respectively.

5. Assets Held for Sale:

In accordance with current accounting standards, the Company classifies assets as held for sale in the period in which all held for sale criteria is met. Assets held for sale are reported at the lower of their carrying amount or fair value less cost to sell and are no longer depreciated. At December 28, 2013, assets held for sale

ATD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

totaled $0.9 million, of which $0.5 million were residential properties that were acquired as part of employee relocation packages. The Company is actively marketing these properties and anticipates that they will be sold within a twelve-month period from the date in which they are classified as held for sale.

As part of the Am-Pac Tire Dist., Inc. (“Am-Pac”) acquisition in 2008, the Company acquired a distribution center in California which contained office space that served as Am-Pac’s headquarters. The facility was used as a warehouse within the Company’s distribution operations until its activities were absorbed into nearby existing locations during 2011. During the first quarter of 2013, the Company determined that the carrying value of the facility exceeded its fair value due to current market conditions. As a result, the Company recorded a $0.5 million adjustment related to the fair value of this facility. During the third quarter of 2013, the Company received $3.9 million in cash for the sale of this facility. The carrying value of the facility was $4.0 million. Accordingly, the Company has recognized a pre-tax loss on the sale of this facility of $0.1 million within the accompanying consolidated statement of comprehensive income (loss).

On February 1, 2012, the Company reacquired one of three facilities originally included in a sale-leaseback transaction completed in 2002 that had an initial lease term of 20 years, followed by two 10 year renewal options. The facility was used as a distribution center within the Company’s operations until its activities were relocated to an expanded location during the second quarter of 2012. As a result, the Company classified the facility as held for sale during the third quarter of 2012 when the appropriate criteria was met. During the third quarter of 2013, the Company determined that the carrying value of this facility exceeded its fair value due to current market conditions. As a result, the Company recorded a $0.3 million adjustment related to the fair value of this facility which reduced the carrying value to $1.5 million. In October 2013, the Company received $1.5 million in cash for the sale of this facility.

During third quarter 2013, the Company classified a facility located in Georgia as held for sale. The facility was previously used as a distribution center within the Company’s operations until its activities were relocated to an expanded facility. During the fourth quarter of 2013, the Company determined that the carrying value of this facility exceeded its fair value due to current market conditions. As a result, the Company recorded a $0.3 million adjustment related to the fair value of this facility. As of December 28, 2013, the carrying value of this facility was $0.4 million. The Company is actively marketing this property and anticipates that it will be sold within a twelve-month period.

6. Property and Equipment:

The following table represents the major classes of property and equipment at December 28, 2013 and December 29, 2012:

In thousands	December 28, 2013	December 29, 2012
Land	$1,665	$2,108
Buildings and leasehold improvements	22,811	21,554
Machinery and equipment	27,515	21,745
Furniture and fixtures	46,459	39,863
Software	117,607	88,021
Vehicles and other	3,111	3,649

Total property and equipment	219,168	176,940
Less—Accumulated depreciation	(71,312)	(47,058)

Property and equipment, net	$147,856	$129,882

ATD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Depreciation expense was $29.5 million for the fiscal year ended December 28, 2013, $23.1 million for the fiscal year ended December 29, 2012 and $16.5 million for the fiscal year ended December 31, 2011. Depreciation expense is classified in selling, general and administrative expense in the accompanying consolidated statements of comprehensive income (loss).

Included in the above table within Land and Buildings and leasehold improvements are assets under capital leases related to the sale and leaseback of two of the Company’s owned facilities (see Note 9). The net book value of these assets at December 28, 2013 and December 29 2012 was $6.9 million and $7.2 million, respectively. Accumulated depreciation was $1.1 million and $0.8 million for the respective periods. Depreciation expense was $0.3 million, $0.2 million and $0.3 million for the fiscal years ended December 28, 2013, December 29, 2012 and December 31, 2011.

7. Goodwill:

The Company records as goodwill the excess of the purchase price over the fair value of the net assets acquired. Once the final valuation has been performed for each acquisition, adjustments may be recorded. Goodwill is tested and reviewed annually for impairment during the fourth quarter or whenever there is a significant change in events or circumstances that indicate that the fair value of the asset may be less than the carrying amount of the asset.

The changes in the carrying amount of goodwill are as follows:

In thousands	December 28, 2013	December 29, 2012
Beginning balance	$483,143	$446,787
Purchase accounting adjustments	(1,349)	—
Acquisitions	25,408	36,457
Currency translation	(2,869)	(101)

Ending balance	$504,333	$483,143

As of December 28, 2013, the Company has recorded goodwill of $504.3 million, of which approximately $26 million of net goodwill is deductible for income tax purposes in future periods. The balance primarily relates to the acquisition of the Company by TPG on May 28, 2010, in which $418.6 million was recorded as goodwill. The Company does not have any accumulated goodwill impairment losses.

On December 13, 2013, TriCan entered into a Share Purchase Agreement to acquire all of the issued and outstanding common shares of WTD. The acquisition was funded through cash on hand. The purchase price has been preliminarily allocated to assets acquired and liabilities assumed based on the estimated fair market value of such assets and liabilities at the date of acquisition. As a result, the Company recorded $1.1 million as goodwill. See Note 3 for additional information.

On August 30, 2013, the Company entered into a Stock Purchase Agreement to acquire 100% of the outstanding capital stock of TDI. The acquisition was funded through the Company’s ABL Facility. The purchase price has been allocated to assets acquired and liabilities assumed based on the estimated fair market value of such assets and liabilities at the date of acquisition. During fourth quarter 2013, the Company finalized the post-closing working capital adjustments in accordance with the purchase agreement which increased goodwill by $0.5 million. In addition, the Company adjusted the fair market value of certain working capital items during fourth quarter 2013. These adjustments increased goodwill by $0.2 million to $2.4 million at December 28, 2013. See Note 3 for additional information.

ATD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On April 30, 2013, TriCan completed the acquisition of RTD pursuant to a Share Purchase Agreement entered into on March 22, 2013. The acquisition was funded through the Company’s ABL Facility and FILO Facility. The purchase price has been allocated to assets acquired and liabilities assumed based on the estimated fair market value of such assets and liabilities at the date of acquisition. During third quarter 2013, the Company finalized the post-closing working capital adjustments in accordance with the purchase agreement. This adjustment increased goodwill by $1.0 million to $20.4 million at December 28, 2013. See Note 3 for additional information.

In addition, the Company acquired the inventory and accounts receivable of a small Canadian distributor in February 2013. The purchase price was allocated to the assets acquired based on their estimated fair market value, which resulted in an increase to goodwill of $1.6 million.

On November 30, 2012, ATDI and Canada Acquisition entered into a Share Purchase Agreement to acquire all of the issued and outstanding common shares of TriCan. The acquisition was completed on November 30, 2012 and was funded through the Company’s ABL Facility. The purchase price has been allocated to assets acquired and liabilities assumed based on the estimated fair market value of such assets and liabilities at the date of acquisition. During fiscal 2013, the Company finalized the post-closing working capital adjustments in accordance with the purchase agreement which decreased goodwill by $3.4 million. In addition, the Company adjusted the fair market value of certain working capital items during fiscal 2013. These adjustments increased goodwill by $1.4 million to $25.0 million at December 28, 2013. See Note 3 for additional information.

On May 24, 2012, the Company entered into a Stock Purchase Agreement to acquire 100% of the outstanding capital stock of CTO. The acquisition was completed on May 24, 2012 and was funded through the Company’s ABL Facility. The purchase price has been allocated to assets acquired and liabilities assumed based on the estimated fair market value of such assets and liabilities at the date of acquisition. During fiscal 2013, the Company finalized the post-closing working capital adjustments in accordance with the purchase agreement. This adjustment increase goodwill by $0.6 million to $10.1 million at December 28, 2013. See Note 3 for additional information.

8. Intangible Assets:

Indefinite-lived intangible assets are tested and reviewed annually for impairment during the fourth quarter or whenever there is a significant change in events or circumstances that indicate that the fair value of the asset may be less than the carrying amount of the asset. All other intangible assets with finite lives are being amortized on a straight-line basis or accelerated basis over periods ranging from one to nineteen years.

The following table sets forth the gross amount and accumulated amortization of the Company’s intangible assets at December 28, 2013 and December 29, 2012:

	December 28, 2013		December 29, 2012
In thousands	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Customer lists	$677,062	$226,614	$632,589	$156,249
Noncompete agreements	12,007	6,400	7,898	2,841
Favorable leases	688	119	360	5
Tradenames	10,531	3,754	9,043	1,990

Total finite-lived intangible assets	700,288	236,887	649,890	161,085
Tradenames (indefinite-lived)	249,893	—	249,893	—

Total intangible assets	$950,181	$236,887	$899,783	$161,085

ATD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 28, 2013, the Company had $713.3 million of intangible assets. The balance primarily relates to the Merger on May 28, 2010, in which $781.3 million was recorded as intangible assets. As part of the preliminary purchase price allocation of WTD, the Company allocated $4.4 million to a finite-lived customer list intangible asset with a useful life of sixteen years. As part of the purchase price allocation of TDI, the Company allocated $3.4 million to a finite-lived customer list intangible asset with a useful life of sixteen years. As part of the purchase price allocation of RTD, the Company allocated $40.7 million to a finite-lived customer list intangible asset with a useful life of sixteen years, $1.9 million to a finite-lived tradename with a useful life of five years and $0.4 million to a finite-lived favorable leases intangible asset with a useful life of four years. As part of the purchase price allocation of TriCan, the Company allocated $44.6 million to a finite-lived customer list intangible asset with a useful life of sixteen years, $4.9 million to a finite-lived tradename with a useful life of seven years and $0.4 million to a finite-lived favorable leases intangible asset with a useful life of six years. In connection with the acquisition of CTO on May 24, 2012, the Company allocated $15.9 million to a finite-lived customer list intangible asset with a useful life of sixteen years. During 2011, the Company allocated $43.4 million to finite-lived intangible assets, including $38.2 million associated with a customer list as well as $5.2 million associated with a noncompete agreement, in connection with the acquisition of NCT. These intangible assets had a useful life of nineteen years and five years, respectively. See Note 3 for additional information.

Amortization of intangible assets was $76.2 million in fiscal 2013, $66.2 million in fiscal 2012 and $61.8 million in fiscal 2011. Estimated amortization expense on existing intangible assets is expected to approximate $73.2 million in 2014, $62.7 million in 2015, $52.9 million in 2016, $46.2 million in 2017 and $39.6 million in 2018.

9. Long-term Debt:

The following table presents the Company’s long-term debt at December 28, 2013 and at December 29, 2012:

In thousands	December 28, 2013	December 29, 2012
U.S. ABL Facility	$417,066	$478,616
Canadian ABL Facility	36,424	10,976
FILO Facility	51,863	—
Senior Subordinated Notes	200,000	200,000
Senior Secured Notes	248,219	247,802
Capital lease obligations	12,330	12,469
Other	1,098	1,341

Total debt	967,000	951,204
Less—Current maturities	(564)	(493)

Long-term debt	$966,436	$950,711

The fair value of the Senior Secured Notes was $265.0 million at December 28, 2013 and December 29, 2012 and is based upon quoted market values (Level 1). The fair value of the Senior Subordinated Notes was $212.0 million at December 28, 2013 and December 29, 2012 and is based upon quoted prices for similar liabilities (Level 2).

ATD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Aggregate maturities of long-term debt at December 28, 2013, are as follows:

In thousands
2014	$564
2015	507
2016	554
2017	754,183
2018	200,595
Thereafter	10,597

Total	$967,000

ABL Facility

See Note 18 regarding recent amendment to the Sixth Amended and Restated Credit Agreement.

Our Sixth Amended and Restated Credit Agreement (as amended, our “Credit Agreement”) provides for (i) U.S. revolving credit commitments of $850.0 million (of which up to $50.0 million can be utilized in the form of commercial and standby letters of credit), subject to U.S. borrowing base availability (the “U.S. ABL Facility”) and (ii) Canadian revolving credit commitments of $100.0 million (of which up to $10.0 million can be utilized in the form of commercial and standby letters of credit), subject to Canadian borrowing base availability (the “Canadian ABL Facility” and, collectively with the U.S. ABL Facility, the “ABL Facility”). In addition, the Credit Agreement provides the U.S. borrowers under the agreement with a first-in last-out facility (the “FILO Facility”) in an aggregate principal amount of up to $60.0 million, subject to a borrowing base specific thereto. The U.S. ABL Facility provides for revolving loans available to ATDI, its 100% owned subsidiary Am-Pac Tire Dist. Inc. and any other U.S. subsidiary that the Company designates in the future in accordance with the terms of the agreement. The Canadian ABL Facility provides for revolving loans available to TriCan, RTD and WTD and any other Canadian subsidiaries that the Company designates in the future in accordance with the terms of the agreement. Provided that no default or event of default then exists or would arise therefrom, the Company has the option to request that the ABL Facility be increased by an amount not to exceed $200.0 million (up to $50.0 million of which may be allocated to the Canadian ABL Facility), subject to certain rights of the administrative agent, swingline lender and issuing banks with respect to the lenders providing commitments for such increase. The maturity date for the ABL Facility is November 16, 2017, provided that if on March 1, 2017, either (i) more than $50.0 million in aggregate principal amount of ATDI’s Senior Secured Notes remains outstanding or (ii) any principal amount of ATDI’s Senior Secured Notes remains outstanding with a scheduled maturity date which is earlier than 91 days after November 16, 2017 and excess availability under the ABL Facility is less than 12.5% of the aggregate revolving commitments, then the maturity date will be March 1, 2017. The maturity date for the FILO Facility is October 30, 2014. See Note 18 for additional information regarding the amendment to the FILO Facility and the new maturity date.

At December 28, 2013, the Company had $417.1 million outstanding under the U.S. ABL Facility. In addition, the Company had certain letters of credit outstanding in the aggregate amount of $8.1 million, leaving $236.1 million available for additional borrowings under the U.S. ABL Facility. The outstanding balance of the Canadian ABL Facility at December 28, 2013 was $36.4 million, leaving $41.2 million available for additional borrowings. As of December 28, 2013, the outstanding balance of the FILO Facility was $51.9 million and was classified as long-term debt on the consolidated balance sheet as the FILO Facility was refinanced on a long-term basis on January 31, 2014. See Note 18 for additional information.

Borrowings under the U.S. ABL Facility bear interest at a rate per annum equal to, at the Company’s option, either (a) an Adjusted LIBOR rate determined by reference to LIBOR, adjusted for statutory reserve

ATD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

requirements, plus an applicable margin of 2.0% as of December 28, 2013 or (b) a base rate determined by reference to the highest of (1) the prime commercial lending rate published by the Bank of America, N.A. as its “prime rate” for commercial loans, (2) the federal funds effective rate plus  1⁄2 of 1% and (3) the one month-Adjusted LIBOR rate plus 1.0% per annum, plus an applicable margin of 1.0% as of December 28, 2013. The applicable margins under the U.S. ABL Facility are subject to step ups and step downs based on average excess borrowing availability under the ABL Facility.

Borrowings under the Canadian ABL Facility bear interest at a rate per annum equal to either (a) a Canadian base rate determined by reference to the highest of (1) the base rate as published by Bank of America, N.A. (acting through its Canada branch) as its “base rate”, (2) the federal funds rate effective plus  1⁄2 of 1% per annum and (3) the one month-LIBOR rate plus 1.0% per annum, plus an applicable margin of 1.0% as of December 28, 2013 or (b) a Canadian prime rate determined by reference to the highest of (1) the prime rate as published by Bank of America, N.A. (acting through its Canada branch) as its “prime rate”, (2) the sum of  1⁄2 of 1% plus the Canadian overnight rate and (3) the sum of 1% plus the rate of interest per annum equal to the average rate applicable to Canadian Dollar bankers’ acceptances as published by Reuters Monitor Money Rates Service for a 30 day interest period, plus an applicable margin of 1.0% as of December 28, 2013. The applicable margins under the Canadian ABL Facility are subject to step ups and step downs based on average excess borrowing availability under the ABL Facility.

Borrowings under the FILO Facility bear interest at a rate per annum equal to, at the Company’s option, either (a) an Adjusted LIBOR rate determined by reference to LIBOR, adjusted for statutory reserve requirements, plus an applicable margin of 3.5% as of December 28, 2013 or (b) a base rate determined by reference to the highest of (1) the prime commercial lending rate published by the Bank of America, N.A. as its “prime rate” for commercial loans, (2) the federal funds effective rate plus  1⁄2 of 1% and (3) the one month-Adjusted LIBOR rate plus 1.0% per annum, plus an applicable margin of 2.5% as of December 28, 2013. The applicable margins under the FILO Facility are subject to step ups and step downs based on average excess borrowing availability under the ABL Facility.

The U.S. and Canadian borrowing base at any time equals the sum (subject to certain reserves and other adjustments) of:

•	85% of eligible accounts receivable of the U.S. or Canadian loan parties, as applicable; plus

•	The lesser of (a) 70% of the lesser of cost or fair market value of eligible tire inventory of the U.S. or Canadian loan parties, as applicable, and (b) 85% of the net orderly liquidation value of eligible tire inventory of the U.S. or Canadian loan parties, as applicable; plus

•	The lesser of (a) 50% of the lower of cost or market value of eligible non-tire inventory of the U.S. or Canadian loan parties, as applicable, and (b) 85% of the net orderly liquidation value of eligible non-tire inventory of the U.S. or Canadian loan parties, applicable.

The FILO borrowing base at any time equals the sum (subject to certain reserves and other adjustments) of:

•	5% of eligible accounts receivable of the U.S. loan parties, as applicable; plus

•	7.5% of the net orderly liquidation value of the eligible tire and non-tire inventory of the U.S. loan parties, as applicable.

ATD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All obligations under the U.S. ABL Facility and the FILO Facility are unconditionally guaranteed by Holdings and substantially all of ATDI’s existing and future, direct and indirect, wholly-owned domestic material restricted subsidiaries, other than Tire Pros Francorp and TDI. The Canadian ABL Facility is unconditionally guaranteed by the U.S. loan parties, TriCan, RTD, WTD and any future, direct and indirect, wholly-owned, material restricted Canadian subsidiaries. Obligations under the U.S. ABL Facility and the FILO Facility are secured by a first-priority lien on inventory, accounts receivable and related assets and a second-priority lien on substantially all other assets of the U.S. loan parties, subject to certain exceptions. Obligations under the Canadian ABL Facility are secured by a first-priority lien on inventory, accounts receivable and related assets and a second-priority lien on substantially all other assets of the U.S. loan parties and the Canadian loan parties, subject to certain exceptions.

The ABL Facility and the FILO Facility contain customary covenants, including covenants that restricts the Company’s ability to incur additional debt, grant liens, enter into guarantees, enter into certain mergers, make certain loans and investments, dispose of assets, prepay certain debt, declare dividends, modify certain material agreements, enter into transactions with affiliates or change the Company’s fiscal year. The terms of the ABL Facility and FILO Facility generally restrict distributions or the payment of dividends in respect of our stock subject to certain exceptions requiring compliance with certain availability levels and fixed charge coverage ratios under the ABL Facility and other customary negotiated exceptions. As of December 28, 2013, the Company was in compliance with these covenants. If the amount available for additional borrowings under the ABL Facility is less than the greater of (a) 10.0% of the lesser of (x) the aggregate commitments under the ABL Facility and (y) the aggregate borrowing base and (b) $25.0 million, then the Company would be subject to an additional covenant requiring them to meet a fixed charge coverage ratio of 1.0 to 1.0. As of December 28, 2013, the Company’s additional borrowing availability under the ABL Facility was above the required amount and the Company was therefore not subject to the additional covenants.

Senior Secured Notes

On May 28, 2010, ATDI issued Senior Secured Notes (“Senior Secured Notes”) due June 1, 2017 in an aggregate principal amount at maturity of $250.0 million. The Senior Secured Notes were issued at a discount from their principal amount at maturity and generated net proceeds of approximately $240.7 million after debt issuance costs (which represents a non-cash financing activity of $9.3 million). The Senior Secured Notes will accrete based on an effective interest rate of 10% to an aggregate accreted value of $250.0 million, the full principal amount at maturity. The Senior Secured Notes bear interest at a fixed rate of 9.75% per annum. Interest on the Senior Secured Notes is payable semi-annually in arrears on June 1 and December 1 of each year, commencing on December 1, 2010. The Senior Secured Notes may be redeemed at any time at the option of ATDI, in whole or in part, upon not less than 30 nor more than 60 days’ notice at a redemption price of 107.313% of the principal amount if the redemption date occurs between June 1, 2013 and May 31, 2014, 104.875% of the principal amount if the redemption date occurs between June 1, 2014 and May 31, 2015, 102.438% of the principal amount if the redemption date occurs between June 1, 2015 and May 31, 2016 and 100.0% of the principal amount if the redemption date occurs between June 1, 2016 and May 31, 2017.

The Senior Secured Notes are unconditionally guaranteed by Holdings and substantially all of ATDI’s existing and future, direct and indirect, wholly-owned domestic material restricted subsidiaries, other than Tire Pros Francorp and TDI, subject to certain exceptions. The Senior Secured Notes are also collateralized by a second-priority lien on accounts receivable and related assets and a first-priority lien on substantially all other assets (other than inventory), in each case of Holdings, ATDI and the guarantor subsidiaries, subject to certain exceptions.

The indenture governing the Senior Secured Notes contains covenants that, among other things, limits ATDI’s ability and the ability of its restricted subsidiaries to incur additional debt or issue preferred stock; pay

ATD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

certain dividends or make certain distributions in respect of ATDI’s or repurchase or redeem ATDI’s capital stock; make certain loans, investments or other restricted payments; place restrictions on the ability of ATDI’s subsidiaries to pay dividends or make other payments to ATDI; engage in transactions with stockholders or affiliates; transfer or sell certain assets; guarantee indebtedness or incur other contingent obligations; incur certain liens; consolidate, merge or sell all or substantially all of ATDI’s assets; enter into certain transactions with ATDI’s affiliates; and designate ATDI’s subsidiaries as unrestricted subsidiaries. As of December 28, 2013, the Company was in compliance with these covenants.

Senior Subordinated Notes

See Note 18 regarding a recent amendment to the Senior Subordinated Indenture and the issuance of additional Senior Subordinated Notes.

On May 28, 2010, ATDI issued Senior Subordinated Notes due June 1, 2018 (“Senior Subordinated Notes”) in an aggregate principal amount of $200.0 million. The Senior Subordinated Notes bear interest at a fixed rate of 11.50% per annum. Interest on the Senior Subordinated Notes is payable semi-annually in arrears on June 1 and December 1 of each year, commencing on December 1, 2010. The Senior Subordinated Notes may be redeemed at any time at the option of ATDI, in whole or in part, upon not less than 30 nor more than 60 days’ notice at a redemption price of 104.0% of the principal amount if the redemption date occurs between June 1, 2013 and May 31, 2014, 102.0% of the principal amount if the redemption date occurs between June 1, 2014 and May 31, 2015 and 100.0% of the principal amount if the redemption date occurs between June 1, 2015 and May 31, 2016.

The Senior Subordinated Notes are unconditionally guaranteed by Holdings and substantially all of ATDI’s existing and future, direct and indirect, wholly-owned domestic material restricted subsidiaries, other than Tire Pros Francorp and TDI, subject to certain exceptions.

The indenture governing the Senior Subordinated Notes contains covenants that, among other things, limits ATDI’s ability and the ability of its restricted subsidiaries to incur additional debt or issue preferred stock; pay certain dividends or make certain distributions in respect of ATDI’s or repurchase or redeem ATDI’s capital stock; make certain loans, investments or other restricted payments; place restrictions on the ability of ATDI’s subsidiaries to pay dividends or make other payments to ATDI; engage in transactions with stockholders or affiliates; transfer or sell certain assets; guarantee indebtedness or incur other contingent obligations; incur certain liens without securing the Senior Subordinated Notes; consolidate, merge or sell all or substantially all of ATDI’s assets; enter into certain transactions with ATDI’s affiliates; and designate ATDI’s subsidiaries as unrestricted subsidiaries. The terms of the Senior Subordinated Notes generally restrict distributions or the payment of dividends in respect of our stock subject to certain exceptions such as the amount of 50% of net income (reduced by 100% of net losses) for the period beginning April 4, 2010 and other customary negotiated exceptions. As of December 28, 2013, the Company was in compliance with these covenants.

Capital Lease Obligations

At December 31, 2011, the Company had a capital lease obligation of $14.1 million, which related to the 2002 sale and subsequent leaseback of three of its owned facilities. Due to continuing involvement with the properties, the Company accounted for the transaction as a direct financing lease and recorded the cash received as a financing obligation. The transaction had an initial lease term of 20 years, followed by two 10 year renewal options. No gain or loss was recognized as a result of the initial sales transaction.

On February 1, 2012, the Company reacquired one of the three facilities included in the 2002 sale-leaseback transaction for $1.5 million. Accordingly, the original lease was amended to extend the lease term on

ATD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the two remaining facilities by 5 years as well as to adjust the future lease payments over the remaining 15 years. Per current accounting guidance, the change in the debt terms was not considered substantial. As a result, the Company treated the amendment as a debt modification for accounting purposes and therefore, reduced the financing obligation by the purchase price. Cash payments to the lessor are allocated between interest expense and amortization of the financing obligation. At the end of the lease term, the Company will recognize the sale of the remaining facilities; however, no gain or loss will be recognized as the financing obligation will equal the expected carrying value of the facilities. At December 28, 2013, the outstanding balance of the financing obligation was $12.2 million.

10. Derivative Instruments:

In the normal course of business, the Company is exposed to the risk associated with exposure to fluctuations in interest rates on its variable rate debt. These fluctuations can increase the cost of financing, investing and operating the business. The Company has used derivative financial instruments to help manage this risk and reduce the impacts of these exposures and not for trading or other speculative purposes. All derivatives are recognized on the consolidated balance sheet at their fair value as either assets or liabilities. Changes in the fair value of contracts that qualify for hedge accounting treatment are recorded in accumulated other comprehensive income (loss), net of taxes, and are recognized in net income (loss) in the statement of comprehensive income (loss) at the time earnings are affected by the hedged transaction. For other derivatives, changes in the fair value of the contract are recognized immediately in net income (loss) in the statement of comprehensive income (loss).

On September 4, 2013, the Company entered into a spot interest rate swap and two forward-starting interest rate swaps (collectively the “3Q 2013 Swaps”) each of which are used to hedge a portion of the Company’s exposure to changes in its variable interest rate debt. The spot interest rate swap in place covers a notional amount of $100.0 million at a fixed interest rate of 1.145% and expires in September 2016. The forward-starting interest rate swaps in place cover an aggregate notional amount of $100.0 million, of which $50.0 million becomes effective in September 2014 at a fixed interest rate of 1.464% and will expire in September 2016 and $50.0 million becomes effective in September 2015 at a fixed interest rate of 1.942% and will expire in September 2016. The counterparty to each swap is a major financial institution. The 3Q 2013 Swaps do not meet the criteria to qualify for hedge accounting treatment; therefore, changes in the fair value of each contract is recognized in net income (loss) in the consolidated statement of comprehensive income (loss).

On August 1, 2012, the Company entered into two interest rate swap agreements (“3Q 2012 Swaps”) used to hedge a portion of the Company’s exposure to changes in its variable interest rate debt. The swaps in place cover an aggregate notional amount of $100.00 million, with each $50.0 million contract having a fixed rate of 0.655% and expiring in June 2016. The counterparty to each swap is a major financial institution. The 3Q 2012 Swaps do not meet the criteria to qualify for hedge accounting treatment; therefore, changes in the fair value of each contract is recognized in net income (loss) in the consolidated statement of comprehensive income (loss).

On September 23, 2011, the Company entered into two interest rate swap agreements (“3Q 2011 Swaps”) used to hedge a portion of the Company’s exposure to changes in its variable interest rate debt. The swaps in place cover an aggregate notional amount of $100.0 million, of which $50.0 million is at a fixed rate of 0.74% and will expire in September 2014 and $50.0 million is at a fixed rate of 1.0% and will expire in September 2015. The counterpart to each swap is a major financial institution. The 3Q 2011 Swaps do not meet the criteria to qualify for hedge accounting treatment; therefore, changes in the fair value of each contract is recognized in net income (loss) in the consolidated statement of comprehensive income (loss).

ATD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On February 24, 2011, the Company entered into two interest rate swap agreements (“1Q 2011 Swaps”) used to hedge a portion of the Company’s exposure to changes in its variable interest rate debt. The swaps in place covered an aggregate notional amount of $75.0 million, of which $25.0 million was at a fixed interest rate of 0.585% and expired in February 2012. The remaining swap covered an aggregate notional amount of $50.0 million at a fixed interest rate of 1.105% and expired in February 2013. The counterparty to each swap was a major financial institution. Neither swap met the criteria to qualify for hedge accounting treatment; therefore, changes in the fair value of each contract were recognized in net income (loss) in the consolidated statement of comprehensive income (loss).

The following table presents the fair values of the Company’s derivative instruments included within the consolidated balance sheets as of December 28, 2013 and December 29, 2012:

		Liability Derivatives
In thousands	Balance Sheet Location	December 28, 2013	December 29, 2012
Derivatives not designated as hedges:
1Q 2011 swap—$50 million notional	Accrued expenses	$—	$149
3Q 2011 swaps—$100 million notional	Accrued expenses	792	1,314
3Q 2012 swaps—$100 million notional	Accrued expenses	280	750
3Q 2013 swaps—$200 million notional	Accrued expenses	1,880	—

Total		$2,952	$2,213

The pre-tax effect of the Company’s derivative instruments on the consolidated statement of comprehensive income (loss) was as follows:

		(Gain) Loss Recognized
In thousands	Location of (Gain) Loss Recognized	Fiscal Year Ended December 28, 2013	Fiscal Year Ended December 29, 2012	Fiscal Year Ended December 31, 2011
Derivatives not designated as hedges:
1Q 2011 swap—$50 million notional	Interest Expense	$(149)	$(154)	$303
1Q 2011 swap—$25 million notional	Interest Expense	—	(12)	12
3Q 2011 swaps—$100 million notional	Interest Expense	(522)	764	551
3Q 2012 swaps—$100 million notional	Interest Expense	(470)	750	—
3Q 2013 swaps—$200 million notional	Interest Expense	1,880	—	—

Total		$739	$1,348	$866

11. Fair Value of Financial Instruments:

The accounting standard for fair value measurements establishes a framework for measuring fair value that is based on the inputs market participants use to determine the fair value of an asset or liability and establishes a fair value hierarchy to prioritize those inputs. The fair value hierarchy is comprised of three levels that are described below:

•	Level 1—Inputs based on quoted prices in active markets for identical assets or liabilities.

•	Level 2—Inputs other than Level 1 quoted prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

ATD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

•	Level 3—Unobservable inputs based on little or no market activity and that are significant to the fair value of the assets and liabilities, therefore requiring an entity to develop its own assumptions.

The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are obtained from independent sources and can be validated by a third party, whereas unobservable inputs reflect assumptions regarding what a third party would use in pricing an asset or liability based on the best information available under the circumstances. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the fair value and hierarchy levels for the Company’s assets and liabilities, which are measured at fair value on a recurring basis as of December 28, 2013:

	Fair Value Measurements
In thousands	Total	Level 1	Level 2	Level 3
Assets:
Benefit trust assets	$3,412	$3,412	$—	$—

Total	$3,412	$3,412	$—	$—
Liabilities:
Derivative instruments	$2,952	$—	$2,952	$—

Total	$2,952	$—	$2,952	$—

ASC 820—Fair Value Measurements and Disclosures defines fair value as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company determines fair value of its financial assets and liabilities using the following methodologies:

•	Benefit trust assets—These assets include money market and mutual funds that are the underlying for deferred compensation plan assets, held in a rabbi trust. The fair value of the assets is based on observable market prices quoted in readily accessible and observable markets.

•	Derivative instruments—These instruments consist of interest rate swaps. The fair value is based upon quoted prices for similar instruments from a financial institution that is counterparty to the transaction.

The fair values of cash and cash equivalents, restricted cash, accounts receivable and accounts payable approximate their carrying values due to the short-term nature of these instruments. The methodologies used by the Company to determine the fair value of its financial assets and liabilities on a recurring basis at December 28, 2013 are the same as those used at December 29, 2012. As a result, there have been no transfers between Level 1and Level 2 categories.

12. Employee Benefits:

The Company accounts for stock-based compensation awards in accordance with ASC 718—Compensation, which requires a fair-value based method for measuring the value of stock-based compensation. Fair value is measured once at the date of grant and is not adjusted for subsequent changes. The Company’s stock-based compensation plans include programs for stock options and restricted stock units.

ATD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock Options

In August 2010, the Company adopted a Management Equity Incentive Plan (the “2010 Plan”), pursuant to which the Company will grant options to selected employees and directors of the Company. The 2010 Plan, which includes both time-based and performance-based awards, was amended on February 15, 2013 by the board of directors of the Company to increase the maximum number of shares of common stock for which stock options may be granted under the 2010 Plan, from 48.6 million to 52.1 million. In addition to the increase in the maximum number of shares, on February 15, 2013 the board of directors of the Company approved the issuance of stock options to certain members of management. The approved options are for the purchase of up to 3.5 million shares of common stock, have an exercise price of $1.20 per share, and vest over a three to five-year vesting period. As of December 28, 2013, the Company has 2.5 million shares available for future incentive awards. See Note 18 regarding a recent amendment to the 2010 Plan and the issuance of stock options subsequent to the year ended December 28, 2013.

Changes in options outstanding under the 2010 Plan are as follows:

	Options Outstanding	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
January 1, 2011	44,448,000	1.00	—	—
Granted	1,900,000	1.00	n/a	n/a
Cancelled	(1,749,600)	1.00	n/a	n/a

December 31, 2011	44,598,400	$1.00	8,710,401	$1.00
Granted	2,277,600	1.14	n/a	n/a
Exercised	(38,000)	1.00	n/a	n/a
Cancelled	(156,400)	1.00	n/a	n/a

December 29, 2012	46,681,600	$1.01	17,594,936	$1.00
Granted	3,500,002	1.20	n/a	n/a
Exercised	—	—	n/a	n/a
Cancelled	(665,099)	1.01	n/a	n/a

December 28, 2013	49,516,503	$1.02	27,794,844	$1.01

As of December 28, 2013, the aggregate intrinsic value of options outstanding and options exercisable was $23.7 million and $13.6 million, respectively. The aggregate intrinsic value is based on the estimated fair value of the Company’s common stock of $1.50 as of December 28, 2013. The total intrinsic value of options exercised during the year ended December 29, 2012 was less than $0.1 million. No options were exercised during the years ended December 28, 2013 and December 31, 2011. The total fair value of shares vested during the years ended December 28, 2013, December 29, 2012 and December 31, 2011 was $5.2 million, $4.1 million and $3.9 million, respectively.

Options granted under the 2010 Plan expire no later than 10 years from the date of grant and vest based on the passage of time and/or the achievement of certain performance targets in equal installments over three or five years. The weighted-average remaining contractual term for options outstanding and exercisable at December 28, 2013 was 6.9 years and 6.8 years, respectively. The fair value of each of the Company’s time-based stock option awards is expensed on a straight-line basis over the requisite service period, which is generally the three or five-year vesting period of the options. However, for options granted with performance target requirements, compensation expense is recognized when it is probable that both the performance target will be achieved and the requisite service period is satisfied. At December 28, 2013 unrecognized compensation expense related to non-vested options granted under the 2010 Plan totaled $7.6 million and the weighted-average period over which this expense will be recognized is 1.3 years.

ATD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The weighted average fair value of the stock options granted during the fiscal years ended December 28, 2013, December 29, 2012 and December 31, 2011 was $0.54, $0.50 and $0.44, respectively, using the Black-Scholes option pricing model. The following weighted average assumptions were used:

	Fiscal Year Ended
	December 28, 2013	December 29, 2012	December 31, 2011
Risk-free interest rate	1.38%	1.48%	2.41%
Dividend yield	—	—	—
Expected life	6.0 years	6.5 years	6.4 years
Volatility	45.39%	42.81%	40.75%

As the Company does not have sufficient historical volatility data for the Company’s own common stock, the stock price volatility utilized in the fair value calculation is based on the Company’s peer group in the industry in which it does business. The risk-free interest rate is based on the yield curve of a zero-coupon U.S. Treasury bond on the date the award is granted with a maturity equal to the expected term of the award. Because the Company does not have relevant data available regarding the expected life of the award, the expected life of the award is derived from the Simplified Method as allowed under SAB Topic 14.

Restricted Stock Units (RSUs)

In October 2010, the Company adopted the Non-Employee Director Restricted Stock Plan (the “2010 RSU Plan”), pursuant to which the Company will grant restricted stock units to non-employee directors of the Company. Upon vesting, these awards entitle the holder to receive one share of common stock for each restricted stock unit granted. The 2010 RSU Plan provides that a maximum of 0.8 million shares of common stock of the Company may be granted to non-employee directors of the Company, of which 0.3 million remain available at December 28, 2013 for future incentive awards. See Note 18 regarding the issuance of RSU’s subsequent to the year ended December 28, 2013.

The following table summarizes RSU activity under the 2010 RSU Plan:

	Number of Shares	Weighted Average Exercise Price
Outstanding and unvested at January 1, 2011	150,000	$1.00
Granted	100,000	1.00
Vested	(75,000)	1.00
Cancelled	—	—

Outstanding and unvested at December 31, 2011	175,000	$1.00
Granted	219,298	1.14
Vested	(125,000)	1.00
Cancelled	—	—

Outstanding and unvested at December 29, 2012	269,298	$1.11
Granted	—	—
Vested	(159,649)	1.10
Cancelled	(21,930)	1.14

Outstanding and unvested at December 28, 2013	87,719	$1.14

The fair value of each of the RSU awards is measured as the grant-date price of the common stock and is expensed on a straight- line basis over the requisite service period, which is generally the two year vesting period. At December 28, 2013, the Company has recognized all compensation expense related to non-vested RSUs granted under the 2010 RSU Plan as all outstanding and unvested RSUs at December 28, 2013 will vest at the beginning of fiscal 2014.

ATD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Compensation Expense

Stock-based compensation expense is included in selling general and administrative expenses within the accompanying consolidated statement of comprehensive income (loss). The amount of compensation expense recognized during a period is based on the portion of the granted awards that are expected to vest. Ultimately, the total expense recognized over the vesting period will equal the fair value of the awards as of the grant date that actually vest. The following table summarizes the compensation expense recognized:

	Fiscal Year Ended
In thousands	December 28, 2013	December 29, 2012	December 31, 2011
Stock Options	$2,524	$4,118	$3,999
Restricted Stock Units	110	231	115

Total	$2,634	$4,349	$4,114

Deferred Compensation Plan

The Company has a deferred compensation plan for its top executives and divisional employees covered by the executive bonus plan to encourage each participant to promote the long-term interests of the Company. Each participant is allowed to defer portions of their annual salary as well as bonuses received into the plan. In addition to employee deferrals, the Company makes contributions on behalf of its top executives and certain of the divisional employees in varying amounts. The plan provides that an employee who becomes a participant on or before November 23, 1998, shall be fully vested in all amounts credited to such participant’s account. An employee who becomes a participant after November 23, 1998 shall be at all times fully vested in elective deferrals into such participant’s account and, as to contributions made by the Company, shall vest at a rate of twenty percent (20%) per year as long as such participant is an employee on January 1 of each year. The deferred compensation plan may be altered and amended by the Company’s Board of Directors.

At December 28, 2013, the Company’s obligation related to its deferred compensation plan was $3.4 million, recorded in the consolidated balance sheet within other non-current liabilities. At December 29, 2012, the Company’s obligation related to its deferred compensation plan was $2.7 million. The Company provides for funding of the obligation through a Rabbi Trust, which holds various investments, including mutual funds and money market funds. Amounts related to the Rabbi Trust were $3.4 million and $2.7 million at December 28, 2013 and December 29, 2012, respectively, and are recorded in the consolidated balance sheets within other non-current assets. Contributions made by the Company on behalf of its employees were less than $0.1 million during fiscal 2013, 2012 and 2011.

401(k) Plans

The Company maintains a qualified profit sharing and 401(k) plan for eligible employees. All accounts are funded based on employee contributions to the plan, with the limits of such contributions determined by the Board of Directors. Effective January 1, 2002, the benefit formula for all participants was determined to be a match of 50% of participant contributions, up to 6% of their compensation. The plan also provides for contributions in such amounts as the Board of Directors may annually determine for the profit sharing portion of the plan. Employees vest in the 401(k) match and profit sharing contribution over a 5-year period.

The Company match of participant contributions is recorded within selling, general and administrative expense. For the fiscal years ended December 28, 2013, December 29, 2012 and December 31, 2011, the Company contributed $2.8 million, $2.0 million and $2.1 million, respectively.

ATD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Commitments and Contingencies:

Leases

The Company leases land, buildings, equipment and vehicles under various noncancellable operating leases, which expire between 2014 and 2027. Future minimum lease commitments, net of sublease income, at December 28, 2013 are as follows:

In thousands
2014	$88,941
2015	79,087
2016	68,646
2017	60,772
2018	51,786
Thereafter	175,115

Total	$524,347

The Company’s rent expense, net of sublease income, under these operating leases was $92.9 million in fiscal 2013, $75.1 million in fiscal 2012 and $59.1 million in fiscal 2011.

On March 27, 2002, the Company completed an agreement for the sale and leaseback of three of its owned facilities. On February 1, 2012, the Company reacquired one of the three facilities included in the 2002 sale-leaseback transaction. Accordingly, the original lease was amended to extend the lease term on the two remaining facilities by 5 years as well as to adjust the future lease payments over the remaining 15 years. The Company reports this transaction as a capital lease using direct financing lease accounting. As such, the Company has a capital lease obligation of $12.2 million at December 28, 2013. See Note 9 for more information on this capital lease. Obligations under the Company’s other capital leases are not material.

The Company remains liable as a guarantor on certain leases related to Winston Tire Company. As of December 28, 2013, the Company’s total obligations, as guarantor on these leases, are approximately $2.0 million extending over five years. However, the Company has secured assignments or sublease agreements for the vast majority of these commitments with contractually assigned or subleased rentals of approximately $1.8 million. A provision has been made for the net present value of the estimated shortfall.

Legal and Tax Proceedings

The Company is involved from time to time in various lawsuits, including class action lawsuits as well as various audits and reviews regarding its federal, state and local tax filings, arising out of the ordinary conduct of its business. Management does not expect that any of these matters will have a material adverse effect on the Company’s business or financial condition. As to tax filings, the Company believes that the various tax filings have been made in a timely fashion and in accordance with applicable federal, state, foregin and local tax code requirements. Additionally, the Company believes that it has adequately provided for any reasonably foreseeable resolution of any tax disputes, but will adjust its reserves if events so dictate in accordance with FASB authoritative guidance. To the extent that the ultimate results differ from the original or adjusted estimates of the Company, the effect will be recorded in accordance with the accounting standards for income taxes. See Note 14 for further description of the accounting standards for income taxes and the related impacts.

ATD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Income Taxes:

The Company’s income (loss) from operations before income taxes was taxed within the following jurisdictions:

	Fiscal Year Ended
In thousands	December 28, 2013	December 29, 2012	December 31, 2011
United States	$(11,168)	$(15,621)	$4,474
Foreign	866	(4,403)	—

Total	(10,302)	(20,024)	4,474

The Company’s income tax provision (benefit) consisted of the following components:

	Fiscal Year Ended
In thousands	December 28, 2013	December 29, 2012	December 31, 2011
Federal:
Current provision (benefit)	$13,721	$4,986	$6,937
Deferred provision (benefit)	(17,989)	(9,675)	(5,679)

Total	(4,268)	(4,689)	1,258
State:
Current provision (benefit)	3,700	1,876	3,263
Deferred provision (benefit)	(3,604)	(2,009)	(57)

Total	96	(133)	3,206

Foreign:
Current provision (benefit)	1,963	49	—
Deferred provision (benefit)	(1,773)	(1,192)	—

Total	190	(1,143)	—

Total provision (benefit)	$(3,982)	$(5,965)	$4,464

The provision (benefit) for income taxes differs from the amount of income taxes computed by applying the applicable U.S. statutory federal income tax rate of 35% to pretax income (loss), as a result of the following differences:

	Fiscal Year Ended
In thousands	December 28, 2013	December 29, 2012	December 31, 2011
Income tax provision (benefit) computed at the federal statutory rate	$(3,666)	$(7,057)	$1,516
State income taxes, net of federal income tax benefit	698	(86)	607
Benefit of lower foreign rate	(84)	395	—
Increase in state effective tax rate	—	—	2,167
Permanent differences	647	437	505
Debt issuance costs	(244)	(221)	(200)
Non-deductible transaction costs	566	430	—
Tax settlements and other adjustments to uncertain tax positions (1)	(1,542)	(2)	(376)
Increase (decrease) in valuation allowance	(281)	132	245
Other	(76)	7	—

Income tax provision (benefit)	$(3,982)	$(5,965)	$4,464

ATD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	The amount for the year ended December 28, 2013 reflects the lapse of uncertain tax positions for three tax years due to the settlement of an IRS audit during the year.

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes and (b) operating loss and tax credit carry-forwards. As of December 28, 2013 and December 29, 2012, amounts related to deferred income taxes have been classified in the accompanying consolidated balance sheet as follows:

In thousands	December 28, 2013	December 29, 2012
Deferred tax assets (liabilities):
Current	$15,719	$16,458
Noncurrent	(268,432)	(283,009)

Total	$(252,713)	$(266,551)

The tax effects of the significant temporary differences that comprise deferred tax assets and liabilities at December 28, 2013 and December 29, 2012 for the Company are as follows:

In thousands	December 28, 2013	December 29, 2012
Deferred tax assets:
Accrued expenses and liabilities	$8,686	$8,491
Net operating loss carry-forwards	1,232	2,062
Employee benefits	9,622	7,594
Inventory cost capitalization	6,359	7,633
Other assets	(925)	954
Other	5,215	5,534

Gross deferred tax assets	30,189	32,268
Less: Deferred tax valuation allowances	(750)	(762)

Net deferred tax assets	29,439	31,506

Deferred tax liabilities:
Depreciation and amortization of intangibles	(280,888)	(296,929)
Other	(1,264)	(1,128)

Gross deferred tax liabilities	(282,152)	(298,057)

Net deferred tax assets (liabilities)	$(252,713)	$(266,551)

As part of the acquisition of the Company by TPG, the Company generated substantial tax deductions relating to the exercise of stock options and payments made for transaction expenses. At December 28, 2013, the balance of this acquired non-current deferred tax asset is $5.9 million, which represents the anticipated tax benefits that the Company expects to achieve in future years from such deductions. The remaining net deferred tax liability primarily relates to the expected future tax liability associated with the non-deductible, identified, intangible assets that were recorded during the Merger less existing tax deductible intangibles, assuming an effective tax rate of 39.6%. It is the Company’s intention to indefinitely reinvest all undistributed earnings of non-U.S. subsidiaries. As these earnings are considered permanently reinvested, no provisions for U.S. federal or state income taxes are required under ASC 740-30. Determination of the amount of unrecognized U.S. federal and state deferred tax liabilities on these unremitted earnings is not practicable.

ATD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Management regularly reviews the recoverability of deferred tax assets, and where appropriate, establishes a valuation allowance against them. The Company concluded that certain deferred tax assets related to certain capital losses do not meet the requirement of being more likely than not that they will be realized. As a result, the Company established a valuation allowance against them.

At December 28, 2013, the Company had $1.6 million of NOLs available for federal tax purposes as well as $14.2 million available for state tax purposes. The NOLs are available to offset taxable income in future years and expire between 2014 and 2029. While the Company has generated net losses during the last two years, the Company expects to generate taxable income in future years based on its long-term expected profitability as well as significant unfavorable tax adjustments related to non-deductible, identified intangible assets. Therefore, the Company expects to utilize these NOLs prior to their expiration date.

At December 28, 2013, the Company had unrecognized tax benefits of $0.7 million, of which $0.4 million is included within accrued expenses and $0.3 million is included within other liabilities within the accompanying consolidated balance sheet. The total amount of unrecognized tax benefits that, if recognized, would affect the Company’s effective tax rate is $0.2 million as of December 28, 2013. In addition, $0.5 million related to temporary timing differences.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

In thousands	December 28, 2013	December 29, 2012	December 31, 2011
Beginning balance	$1,953	$1,815	$2,181
(Reductions) additions based on tax positions related to the current year, net	(688)	138	(366)
Settlements	—	—	—
Reductions for lapse in statute of limitations	(559)	—	—

Ending balance	$706	$1,953	$1,815

During the next 12 months, management does not believe it is reasonably possible that there will be a significant change in the Company’s uncertain tax benefits.

While the Company believes that it has adequately provided for all tax positions, amounts asserted by taxing authorities could be greater than the Company’s accrued position. Accordingly, additional provisions of federal and state-related matters could be recorded in the future as revised estimates are made or the underlying matters are settled or otherwise resolved.

The Company files federal income tax returns, as well as multiple state jurisdiction tax returns. The tax years 2010—2012 remain open to examination by the Internal Revenue Service. The tax years 2010—2012 remain open to examination by other major taxing jurisdictions to which the Company is subject (primarily Canada and other state and local jurisdictions).

In September 2013, the Internal Revenue Service released final Tangible Property Regulations (the “Final Regulations”). The Final Regulations provide guidance on applying Section 263(a) of the Code to amounts paid to acquire, produce or improve tangible property, as well as rules for materials and supplies (Code Section 162). These regulations contain certain changes from the temporary and proposed tangible property regulations that were issued on December 27, 2011. The Final Regulations are generally effective for taxable years beginning on or after January 1, 2014. In addition, taxpayers are permitted to early adopt the Final Regulations for taxable years beginning on or after January 1, 2012. The Company does not expect the Final Regulations to have a material effect on its results of operations. The Company is currently evaluating the impact on its financial condition.

ATD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Stockholders’ Equity

See Note 18 regarding recent equity contribution received from TPG and certain co-investors.

In connection with the Merger on May 28, 2010, TPG and certain co-investors contributed $675.4 million through the purchase of the Company’s common stock. Subsequent to May 28, 2010, certain members of the Company’s management and certain board members purchased common stock in the Company. At December 28, 2013 and December 29, 2012, these amounts totaled $8.7 million. Accordingly, the Company recorded the basis in these shares in additional paid-in capital.

On November 30, 2012, TPG and certain co-investors contributed $60.0 million through the purchase of 50.0 million shares of the Company’s common stock. The proceeds from this equity contribution were used to fund a portion of the purchase price for the acquisition of TriCan. Accordingly, the Company recorded the basis in these shares in additional paid-in capital. See Note 3 for additional information on the TriCan acquisition.

Common Stock

The Company is authorized to issue up to 2,000,000,000 shares of common stock, par value $0.01 per share. At December 28, 2013 and December 29, 2012, 734,168,402 shares of common stock were issued and outstanding.

Accumulated Other Comprehensive Income (Loss)

The Company maintains a deferred compensation plan for certain eligible employees, in which the obligation is funded through a Rabbi Trust. Unrealized gains and losses on Rabbi Trust assets are recorded net of tax in accumulated other comprehensive income (loss) and amounted to a gain of $0.2 and $0.1 million at December 28, 2013 and December 29, 2012, respectively.

In addition, gains and losses resulting from the translation of foreign currency are recorded in accumulated other comprehensive income (loss) and amounted to a loss of $9.1 million and $0.3 million at December 28, 2013 and December 29, 2012, respectively.

16. Related Party Transaction:

Upon the closing of the Merger, the Company entered into a transaction and monitoring fee letter agreement with TPG pursuant to which the Company retained TPG to provide certain management, consulting, and financial services to the Company, when and as requested by the Company. The Company agreed to pay TPG a monitoring fee equal to 2.0% of adjusted earnings before interest, taxes, depreciation, amortization and other adjustments (“Adjusted EBITDA”). The monitoring fee is payable in quarterly installments in arrears at the end of each fiscal quarter. In the event of an initial public offering, sale of all or substantially all of the Company’s assets or a change of control transaction, TPG is entitled to receive, on its request and in lieu of any continuing payment of the monitoring fee, an aggregate termination fee of $12.5 million. For the fiscal years ended December 28, 2013, December 29, 2012 and December 31, 2011, the Company recorded $5.8 million, $7.4 million and $4.6 million, respectively in expense related to the monitoring fee for fiscal years 2013, 2012 and 2011 which is included in selling, general and administrative expense in the accompanying consolidated statements of comprehensive income (loss).

ATD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. Geographic Area Information:

The following table presents net sales and long-lived assets by geographic area. Net sales by country were determined based on the location of the selling subsidiary. Long-lived assets consisted of property and equipment, net

	Fiscal Year Ended
In thousands	December 28, 2013	December 29, 2012	December 31, 2011
Net sales to external customers:
United States	$3,499,770	3,443,781	3,050,240
Canada	339,499	12,083	—

Total	$3,839,269	$3,455,864	$3,050,240

	Fiscal Year Ended
In thousands	December 28, 2013	December 29, 2012
Long-lived assets:
United States	$141,055	128,724
Canada	6,801	1,158

Total	$147,856	$129,882

18. Earnings per share:

Basic earnings per share is calculated using the Company’s weighted-average outstanding common shares. Diluted earnings per share is calculated using the Company’s weighted-average outstanding common shares including the dilutive effect of stock options and restricted stock units as determined under the treasury stock method.

The following table sets forth the computation of basic and diluted earnings per share for the fiscal years ended December 28, 2013, December 29, 2012 and December 31, 2011:

In thousands, except per share data	Fiscal Year Ended December 28, 2013	Fiscal Year Ended December 29, 2012	Fiscal Year Ended December 31, 2011
Basic earnings per share calculation:
Net income (loss)	$(6,376)	$(14,201)	$(132)
Weighted average common shares outstanding	734,168	688,300	684,172
Net income (loss) per share—basic	$(0.01)	$(0.02)	$(0.00)

Diluted earnings per share calculation:
Net income (loss)	$(6,376)	$(14,201)	$(132)
Weighted average common shares outstanding	734,168	688,300	684,172
Effect of dilutive securities:
Stock Options (1)	—	—	—
Restricted Stock Units (2)	—	—	—
Diluted weighted average common shares outstanding	734,168	688,300	684,172

Net income (loss) per share—diluted	$(0.01)	$(0.02)	$(0.00)

ATD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Options to purchase 49,517, 46,682 and 44,598 shares of common stock during the fiscal years ended December 28, 2013, December 29, 2012 and December 31, 2011, respectively, were outstanding but were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive.

(2)	Shares of common stock issuable upon the vesting of restricted stock units of 447, 469 and 250 during the fiscal years ended December 28, 2013, December 29, 2012 and December 31, 2011, respectively, were outstanding but were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive.

19. Subsequent Event:

We have evaluated subsequent events for recognition through March 7, 2014, the original issuance date of our subsidiary American Tire Distributors Holdings, Inc.’s financial statements. Subsequent events have been evaluated for disclosure through June 16, 2014, the date of reissuance.

Kipling Acquisition

On January 17, 2014, TriCan entered into an Asset Purchase Agreement with Kipling Tire Co. LTD., a corporation governed by the laws of the Province of Ontario (“Kipling”), pursuant to which TriCan agreed to acquire the wholesale distribution business of Kipling. Kipling has operated as a retail-wholesale business since 1982. Kipling’s wholesale business distributes tires from its Etobicoke facilities to approximately 400 retail customers in Southern Ontario. Kipling’s retail operations were not acquired by TriCan and will continue to operate under its current ownership. This acquisition will further strengthen TriCan’s presence in the Southern Ontario region of Canada. The acquisition was completed on January 17, 2014 and was funded through the Company’s Canadian ABL Facility. The Company does not believe the acquisition of Kipling is a material transaction subject to the disclosures and supplemental pro forma information required by ASC 805—Business Combinations. As a result, the information is not presented.

Hercules Acquisition

On January 31, 2014, pursuant to an Agreement and Plan of Merger, dated January 24, 2014 (the “Merger Agreement”), among ATD Merger Sub II LLC (“Merger Sub”), an indirect wholly-owned subsidiary of Holdings, ATDI, Hercules Tire Holdings LLC, a Delaware limited liability company (“Hercules Holdings”), the equityholders of Hercules Holdings (each a “Seller” and, collectively the “Sellers”) and the Sellers’ Representative, Merger Sub merged with and into Hercules Holdings, with Hercules Holdings being the surviving entity (the “Merger”). As a result of the Merger, Hercules Holdings became an indirect 100% owned subsidiary of Holdings. Hercules Holdings owns all of the capital stock of The Hercules Tire & Rubber Company, a Connecticut corporation (“Hercules”). Hercules Holdings has no material assets or operations other than its ownership of Hercules. Hercules is engaged in the business of purchasing, marketing, distributing and selling replacement tires for passenger cars, trucks, and certain off road vehicles to tire dealers, wholesale distributors, retail distributors and others in the United States, Canada and internationally. Hercules operated 15 distribution centers in the United States, 6 distribution centers in Canada and one warehouse in northern China. Hercules also markets the Hercules brand, which is one of the most sought-after proprietary tire brands in the industry. The acquisition of Hercules will strengthen the Company’s presence in major markets such as California, Texas and Florida in addition to increasing its presence in Canada. Additionally, Hercules’ strong logistics and sourcing capabilities, including a long-standing presence in China, will also allow the Company to capitalize on the growing import market, as well as, providing the ability to expand the international sales of the

ATD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Hercules brand. Finally, this acquisition, will allow the Company to be a brand marketer of the Hercules brand which today has a 2% market share of the passenger and light truck market in North America and a 3% share of highway truck tires in North America.

The acquisition closed for an aggregate purchase price of approximately $319.3 million (the “Hercules Closing Purchase Price”), consisting of net cash consideration of $310.4 million, contingent consideration of $3.5 million and non-cash consideration for debt assumed of $5.4 million. The Hercules Closing Purchase Price includes an estimate for initial working capital adjustments. The Merger Agreement provides for the payment of up to $6.5 million in additional consideration contingent upon the occurrence of certain post-closing events (to the extent payable, the “Hercules Additional Purchase Price” and, collectively with the Hercules Closing Purchase Price, the “Hercules Purchase Price”). The cash consideration paid for the Merger was funded by a combination of the issuance of additional Senior Subordinated Notes, as more fully described below, an equity contribution of $50.0 million from Holdings’ indirect parent, and borrowings under the Company’s credit agreement. The Hercules Closing Purchase Price is subject to certain post-closing adjustments, including, but not limited to, working capital adjustments.

The Merger was recorded during the quarter ended April 5, 2014 using the acquisition method of accounting in accordance with current accounting guidance for business combinations and non-controlling interest. As a result, the Hercules Closing Purchase Price has been preliminarily allocated to assets acquired and liabilities assumed based on the estimated fair market value of such assets and liabilities at the date of acquisition. The preliminary allocation of the Hercules Closing Purchase Price is as follows:

In thousands
Cash	$12,187
Accounts receivable	61,610
Inventory	156,652
Other current assets	5,064
Property and equipment	29,970
Intangible assets	155,704

Total assets acquired	421,187
Accounts payable	95,616
Accrued and other liabilities	6,154
Deferred income taxes	69,872
Other liabilities	2,325

Total liabilities assumed	173,967
Net assets acquired	247,220
Goodwill	72,082

Purchase price	$319,302

The excess of the purchase price over the amounts allocated to identifiable assets and liabilities is included in goodwill for the Company’s quarter ended April 5, 2014, and amounted to $72.1 million. The premium in the purchase price for the Merger primarily relates to growth opportunities associated with the Hercules brand and the anticipated realization of operational and cost synergies.

Cash and cash equivalents, accounts receivable and accounts payable were stated at their historical carrying values, which approximate their fair value, given the short-term nature of these assets and liabilities. Inventory was recorded at fair value, based on computations which considered many factors including the estimated selling price of the inventory, the cost to dispose the inventory as well as the replacement cost of the inventory, where applicable.

ATD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company recorded intangible assets during the quarter ended April 5, 2014 based on their estimated fair value which consisted of the following:

In thousands	Estimated Useful Life	Estimated Fair Value
Customer list	18 years	$147,216
Trade names	15 years	8,488

Total		$155,704

The Company determined the fair value of the intangible assets acquired based on a third-party valuation report. The independent third party valuation firm utilized the excess earnings method, a derivation of the income approach, to determine the fair value of the customer list intangible asset. The excess earnings method estimates the discounted net earnings attributable to the customer relationships that were acquired after considering items such as possible customer attrition. Based on the length and trend of projected cash flows, an estimated useful life of 18 years was determined. The length of the projected cash flow period was determined by how quickly the customer relationships attrit based on the Company’s historical experience in renewing and extending similar customer relationships and future expectations for renewing and extending similar existing customer relationships and represents the number of years over which the Company expects the customer relationships to economically contribute to the business. This estimate is based on the year in which 95.0% of the annual discounted cash flows were captured in the value of the customer list intangible asset.

Terry’s Tire Acquisition

On March 28, 2014, ATDI completed its acquisition of Terry’s Tire Town Holdings, Inc., an Ohio corporation (“Terry’s Tire” and such acquisition, the “Terry’s Tire Acquisition”). The Terry’s Tire Acquisition was completed pursuant to a Stock Purchase Agreement (the “Stock Purchase Agreement”) entered into on February 17, 2014 between ATDI and TTT Holdings, Inc., a Delaware corporation. Terry’s Tire and its subsidiaries are engaged in the business of purchasing, marketing, distributing and selling tires, wheels and related tire and wheel accessories on a wholesale basis to tire dealers, wholesale distributors, retail chains, automotive dealers and others, retreading tires and selling retread and other commercial tires through commercial outlets to end users and selling tires directly to consumers via the internet. Terry’s Tire operated 10 distribution centers spanning from Virginia to Maine and in Ohio. The acquisition of Terry’s Tire will enhance the Company’s market position in these areas and aligns very well with their distribution centers, especially the new distribution centers opened by the Company over the past two years in the Northeast and Ohio.

The Terry’s Tire acquisition closed for an aggregate purchase price of approximately $378.1 million (the “Terry’s Tire Purchase Price”), consisting of cash consideration of approximately $363.4 million, contingent consideration of $12.5 million and non-cash consideration for debt assumed of $2.2 million. The cash consideration paid for the Terry’s Tire Acquisition included estimated working capital adjustments and a portion of consideration contingent on certain events achieved prior to closing. The Terry’s Tire Purchase Price was funded by a combination of borrowings under a new senior secured term loan facility, as more fully described below, and borrowings of approximately $72.5 million under the Company’s existing U.S. ABL Facility. The Terry’s Tire Purchase Price is subject to certain post-closing adjustments, including but not limited to, working capital adjustments. Of the $363.4 million in cash consideration, $41.4 million is held in escrow pending the resolution of the post-closing adjustments and other escrow release conditions in accordance with the terms of the Stock Purchase Agreement and escrow agreement.

ATD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The acquisition of Terry’s Tire was recorded during the quarter ended April 5, 2014 using the acquisition method of accounting in accordance with current accounting guidance for business combinations and non-controlling interest. As of the date of these financial statements, the Company is in the process of finalizing intangible asset valuations as well as continuing to evaluate the initial purchase price allocation. Accordingly, management has used its best estimates in the allocation of the purchase price to assets acquired and liabilities assumed based on the estimated preliminary fair market value of such assets and liabilities at the date of acquisition. As additional information is obtained about these assets and liabilities within the measurement period, the Company expects to refine its estimates of fair value to allocate the purchase price more accurately. The preliminary allocation of the Terry’s Tire Purchase Price is as follows:

In thousands
Cash	$7,238
Accounts receivable	42,515
Inventory	101,328
Assets held for sale	3,321
Other current assets	2,203
Deferred income taxes	4,947
Property and equipment	7,072
Intangible asset	201,000
Other assets	541

Total assets acquired	370,165
Accounts payable	78,488
Accrued and other liabilities	3,470
Liabilities held for sale	436

Total liabilities assumed	82,394
Net assets acquired	287,771
Goodwill	90,280

Purchase price	$378,051

The excess of the purchase price over the amounts allocated to identifiable assets and liabilities is included in goodwill for the Company’s quarter ended April 5, 2014, and amounted to $90.3 million. The premium in the purchase price paid for the acquisition of Terry’s Tire primarily reflects the anticipated realization of operational and cost synergies.

Cash and cash equivalents, accounts receivable and accounts payable were stated at their historical carrying values, which approximate their fair value, given the short-term nature of these assets and liabilities. Inventory was recorded at fair value, based on computations which considered many factors including the estimated selling price of the inventory, the cost to dispose the inventory as well as the replacement cost of the inventory, where applicable.

During the quarter ended April 5, 2014, the Company recorded a finite-lived customer list intangible asset based on its estimated fair value of $201.0 million. The Company determined the fair value of the intangible assets acquired based on a third-party valuation report. The independent third party valuation firm utilized the excess earnings method, a derivation of the income approach, to determine the fair value of the customer list intangible asset. The excess earnings method estimates the discounted net earnings attributable to the customer relationships that were acquired after considering items such as possible customer attrition. Based on the length and trend of projected cash flows, an estimated useful life of 18 years was determined. The length of the projected cash flow period was determined by how quickly the customer relationships attrit based on the

ATD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Company’s historical experience in renewing and extending similar customer relationships and future expectations for renewing and extending similar existing customer relationships and represents the number of years over which the Company expects the customer relationships to economically contribute to the business. This estimate is based on the year in which 95.0% of the annual discounted cash flows were captured in the value of the customer list intangible asset. The estimated useful life of the customer list intangible asset is based on the Company’s internal estimates to be finalized when the third-party intangible asset valuations are completed.

As part of the acquisition of Terry’s Tire, the Company acquired Terry’s Tire’s commercial and retread businesses. As the Company’s core business does not include commercial and retread operations, the Company decided that it would divest of these businesses. As it is management’s intention to divest the commercial and retread businesses during fiscal 2014 and as all held for sale criteria has been met, the related assets and liabilities of the commercial and retread businesses were classified as held for sale at the acquisition date. As part of the preliminary purchase price allocation, the estimated fair value of the assets held for sale was $3.3 million, including $2.5 million in current assets and net property and equipment of $0.8 million. The estimated fair value of the liabilities held for sale was $0.4 million of which the entire amount related to current liabilities. As additional information is obtained about these assets and liabilities within the measurement period, the Company expects to refine its estimate of the fair values related to these assets and liabilities.

Amendment of Senior Subordinated Indenture

On January 31, 2014, ATDI entered into the Sixth Supplemental Indenture (the “Sixth Supplemental Indenture”) with The Bank of New York Mellon Trust company, N.A., as trustee (the “Trustee”) and the guarantors party thereto (the “Guarantors”) to the Subordinated Notes Indenture, dated as of May 28, 2010, among ATDI, the guarantors party thereto and the Trustee (as amended and supplemented from time to time, the “Subordinated Indenture”) relating to the $200.0 million aggregate principal amount of 11.50% Senior Subordinated Notes due 2018 of ATDI initially issued on May 28, 2010 (the “Initial Subordinated Notes”). ATDI received consents from a 100% of the holders of the Initial Subordinated Notes and accepted such consents. The amendments included in the Sixth Supplemental Indenture provide for ATDI’s ability to incur additional senior debt under the Subordinated Indenture under certain circumstances.

Subordinated Notes Offering

In connection with the consummation of the Hercules Merger, on January 31, 2014, ATDI completed the sale to certain purchasers of $225.0 million in aggregate principal amount of its 11.50% Senior Subordinated Notes due 2018 (the “Additional Subordinated Notes”). The net proceeds to ATDI from the sale of the Additional Subordinated Notes was approximately $221.1 million.

The Additional Subordinated Notes were issued pursuant to the Seventh Supplemental Indenture, dated as of January 31, 2014, among ATDI, the Guarantors and the Trustee (the “Seventh Supplemental Indenture”) to the Senior Subordinated Indenture. The Additional Subordinated Notes have identical terms to the Initial Subordinated Notes, except the Additional Subordinated Notes will accrue interest from January 31, 2014. The Additional Subordinated Notes and the Initial Subordinated Notes will be treated as a single class of securities for all purposes under the Subordinated Indenture. However, the Additional Subordinated Notes will be issued with separate CUSIP numbers from the Initial Subordinated Notes and will not be fungible for U.S. federal income tax purposes with the Initial Subordinated Notes.

Interest on the Additional Subordinated Notes will be paid semi-annually in arrears on June 1 and December 1 of each year, commencing on June 1, 2014. The Additional Subordinated Notes will mature on June 1, 2018. The Additional Subordinated Notes may be redeemed at any time at the option of ATDI, in whole or in part, upon not less than 30 nor more than 60 days’ notice at a redemption price of 104.0% of the principal amount if the redemption rate occurs between June 1, 2013 and May 31, 2014, 102.0% of the principal amount if the redemption date occurs between June 1, 2014 and May 31, 2015 and 100.0% of the principal amount if the redemption date occurs on June 1, 2015 or thereafter.

ATD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Credit Agreement Amendment

Also in connection with the Hercules Merger, on January 31, 2014, the Company entered into the Second Amendment to Sixth Amended and Restated Credit Agreement (the “Second Amendment”). The Second Amendment (1) increases the aggregate principal amount available under the Canadian ABL Facility from $100.0 million to $125.0 million, subject to the Canadian borrowing base, (2) increases the aggregate principal amount available under the U.S. first-in last-out facility (the “U.S. FILO Facility”) from $60.0 million to $80.0 million, subject to the borrowing base specific thereto as modified by the Second Amendment (3) extends the maturity date for the U.S. FILO Facility to 36 months from January 31, 2014, (4) increases the inventory advance rate under the U.S. FILO Facility borrowing base from 7.5% to 10.0% of net orderly liquidation value, and (5) provides the Canadian Borrowers under the agreement with a new first-in last-out facility (the “Canadian FILO Facility”) in an aggregate principal amount of up to $15.0 million, subject to a borrowing base specific thereto. The Canadian FILO borrowing base at any time equals the sum (subject to certain reserves and other adjustments) of (i) 5% of eligible accounts receivable of the Canadian loan parties, as applicable; plus (ii) 10.0% of the net orderly liquidation value of the eligible tire and non-tire inventory of the Canadian loan parties, as applicable. The maturity date for the Canadian FILO Facility is the date that is 36 months from January 31, 2014. Hercules, and certain of its subsidiaries, was made a party to, and its equity interests were pledged as collateral under, the Sixth Amended and Restated Credit Agreement upon closing of the Merger. The Second Amendment also made certain other changes to the Sixth Amended and Restated Credit Agreement. The Second Amendment did not change the maturity dates of the U.S. ABL Facility or the Canadian ABL Facility or the material terms under which either facility may be accelerated or the U.S. ABL Facility may be increased. Approximately $40.4 million, net of cash received in the Merger, was drawn under the U.S. ABL Facility to finance a portion of the Hercules Closing Purchase Price. Immediately following the closing of the Merger, $5.6 million was drawn on the Canadian FILO Facility with a corresponding decrease to the Canadian ABL Facility.

Senior Secured Term Loan

In connection with the acquisition of Terry’s Tire, on March 28, 2014, ATDI entered into a credit agreement that provided for a senior secured term loan facility in the aggregate principal amount of $300.0 million (the “Term Loan”). The Term Loan was issued at a discount of 0.25% which, combined with certain debt issuance costs paid at closing, resulted in net proceeds of approximately $290.9 million. The Term Loan will accrete based on an effective interest rate of 6% to an aggregate accreted value of $300.0 million, the full principal amount at maturity. The net proceeds from the Term Loan were used to finance a portion of the Terry’s Tire Purchase Price. The maturity date for the Term Loan is June 1, 2018.

Borrowings under the Term Loan bear interest at a rate per annum equal to, at the Company’s option, initially, either (a) a Eurodollar rate determined by reference to LIBOR, plus an applicable margin of 4.75% or (b) a base rate determined by reference to the highest of (1) the federal funds rate plus  1⁄2 of 1%, (2) the prime commercial lending rate published by the Bank of America, N.A. as its “prime rate” for commercial loans and (3) the one month Eurodollar rate plus 1.0%, plus an applicable margin of 3.75%. The Eurodollar rate is subject to an interest rate floor of 1.0%. The applicable margins under the Term Loan are subject to a step down based on a consolidated net leverage ratio, as defined in the agreement.

All obligations under the Term Loan are unconditionally guaranteed by Holdings and, subject to certain customary exceptions, all of ATDI’s existing and future, direct and indirect, wholly-owned domestic material subsidiaries. Obligations under the Term Loan are secured by a first-priority lien on substantially all property, assets and capital stock of ATDI except accounts receivable, inventory and related intangible assets and a second-priority lien on all accounts receivable and related intangible assets.

ATD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Term Loan contains customary covenants, including covenants that restrict the Company’s ability to incur additional debt, create liens, enter into guarantees, enter into certain mergers, make certain loans and investments, dispose of assets, prepay certain debt, declare dividends, modify certain material agreements, enter into transactions with affiliates, change the nature of the Company’s business or change the Company’s fiscal year.

Subject to certain exceptions, the Company is required to repay the Term Loan in certain circumstances, including with 50% (which percentage will be reduced to 25% and 0%, as applicable, subject to attaining certain senior secured net leverage ratios) of its annual excess cash flow, as defined in the Term Loan agreement. The Term Loan also contains repayments provision related to non-ordinary course asset or property sales when certain conditions are met, and related to the incurrence of debt that is not permitted under the agreement.

Amendment of Management Equity Incentive Plan and Issuance of Stock Options and Restricted Stock Units

On April 28, 2014, the board of directors of the Company amended the Management Equity Incentive Plan, or the 2010 Plan, to increase the maximum number of shares of common stock of the Company for which stock options may be granted under the 2010 Plan from 52.1 million to 54.4 million. In addition to the increase in the maximum number of shares, on April 28, 2014 the board of directors of the Company approved the issuance of stock options to certain members of management and the issuance of restricted stock units to the non-employee directors of the Company. The approved stock options are for the purchase of up to 4.5 million shares of common stock, have an exercise price of $1.50 per share and vest over a two-year vesting period. The approved restricted stock units are for the issuance of up to 0.1 million shares of common stock, have a grant date fair value of $1.50 per share and vest over a two-year vesting period.

On June 16, 2014, the Company amended its credit agreement relating to its senior secured term loan facility to borrow an additional $340 million on the same terms as our existing Term Loan. Pursuant to the amendment, until August 15, 2014, the Company also has the right to borrow up to an additional $80 million on the same terms as its existing Term Loan. The proceeds from these additional borrowings were or will be used to redeem all amounts outstanding under the Company’s Senior Secured Notes and pay related fees and expenses, as well as for working capital requirements and other general corporate purposes, including the financing of potential future acquisitions.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

For the Fiscal Years ended December 28, 2013, December 29, 2012 and December 31, 2011

		Additions
In thousands	Balance Beginning of Year	Charged to Costs and Expenses	Charged to Other Accounts	Deductions		Currency Translation	Balance End of Year
2013
Allowance for doubtful accounts	$950	$1,795	$—	$(491	) (1)	$(85)	$2,169
Acquisition exit cost reserves (2)	1,839	636	—	(1,094)		(171)	1,210
Inventory reserves	410	611	—	(616)		(262)	143
Sales returns and allowances	2,167	1,485	—	(753)		(55)	2,844
Valuation allowance on deferred tax assets	762	—	—	(12)		—	750

2012
Allowance for doubtful accounts	$696	$1,996	$—	$(1,740	) (1)	$(2)	$950
Acquisition exit cost reserves (2)	3,865	528	—	(2,549)		(5)	1,839
Inventory reserves	514	419	—	(502)		(21)	410
Sales returns and allowances	1,982	2,224	—	(2,036)		(3)	2,167
Valuation allowance on deferred tax assets	840	—	—	(78)		—	762

2011
Allowance for doubtful accounts	$340	$1,911	$—	$(1,555	) (1)	$—	$696
Acquisition exit cost reserves (2)	6,975	(498)	—	(2,612)		—	3,865
Inventory reserves	192	480	—	(158)		—	514
Sales returns and allowances	29	2,996	—	(1,043)		—	1,982
Valuation allowance on deferred tax assets	596	244	—	—		—	840

(1)	Accounts written off during the year, net of recoveries.
(2)	Amounts represent facilities closing cost of acquired distribution centers due to existing distribution centers being located in close proximity to the acquired distribution facilities.

ATD CORPORATION

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

ATD Corporation

Condensed Consolidated Balance Sheets

(Unaudited)

In thousands, except share amounts	July 5, 2014	December 28, 2013
ASSETS
Current assets:
Cash and cash equivalents	$27,533	$35,760
Accounts receivable, net	457,560	305,247
Inventories	1,109,606	772,733
Income tax receivable	27,113	369
Deferred income taxes	18,923	15,719
Assets held for sale	5,529	910
Other current assets	35,110	19,684

Total current assets	1,681,374	1,150,422

Property and equipment, net	202,756	147,856
Goodwill	706,134	504,333
Other intangible assets, net	1,122,374	713,294
Other assets	35,328	25,750

Total assets	$3,747,966	$2,541,655

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$739,706	$563,691
Accrued expenses	71,597	45,116
Liabilities held for sale	426	—
Current maturities of long-term debt	10,120	564

Total current liabilities	821,849	609,371

Long-term debt	1,934,177	966,436
Deferred income taxes	319,222	268,432
Other liabilities	23,659	17,362
Commitments and contingencies
Stockholders’ equity:
Common stock, par value $.01 per share; 2,000,000,000 shares authorized; 768,082,437 and 734,168,402 shares, respectively, issued and outstanding	7,681	7,342
Additional paid-in capital	803,278	751,630
Accumulated earnings (deficit)	(153,378)	(69,818)
Accumulated other comprehensive income (loss)	(8,522)	(9,100)

Total stockholders’ equity	649,059	680,054

Total liabilities and stockholders’ equity	$3,747,966	$2,541,655

See accompanying notes to condensed consolidated financial statements.

ATD Corporation

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

In thousands, except per share amounts	Quarter Ended July 5, 2014	Quarter Ended June 29, 2013	Six Months Ended July 5, 2014	Six Months Ended June 29, 2013
Net sales	$1,267,582	$955,075	$2,343,051	$1,795,053
Cost of goods sold, excluding depreciation included in selling, general and administrative expenses below	1,063,376	802,492	1,980,690	1,510,648
Selling, general and administrative expenses	204,003	137,312	381,313	272,825
Management fees	14,967	1,255	15,575	2,246
Transaction expenses	15,490	2,266	20,176	3,289

Operating income (loss)	(30,254)	11,750	(54,703)	6,045
Other income (expense):
Interest expense	(32,223)	(17,387)	(56,622)	(34,627)
Loss on extinguishment of debt	(17,113)	—	(17,113)	—
Other, net	3,752	(1,935)	1,950	(2,908)

Income (loss) from continuing operations before income taxes	(75,838)	(7,572)	(126,488)	(31,490)
Income tax provision (benefit)	(26,370)	(1,735)	(42,976)	(9,362)

Income (loss) from continuing operations	(49,468)	(5,837)	(83,512)	(22,128)
Income (loss) from discontinued operations, net of tax	(48)	—	(48)	—

Net income (loss)	$(49,516)	$(5,837)	$(83,560)	$(22,128)

Net income (loss) per share:
Basic	$(0.06)	$(0.01)	$(0.11)	$(0.03)

Diluted	$(0.06)	$(0.01)	$(0.11)	$(0.03)

Other comprehensive income (loss):
Unrealized gain (loss) on rabbi trust assets, net of tax tax of $40, $34, $37, $77, respectively	$45	$52	$57	$119
Foreign currency translation	5,762	(5,431)	521	(7,242)

Other comprehensive income (loss)	5,807	(5,379)	578	(7,123)

Comprehensive income (loss)	$(43,709)	$(11,216)	$(82,982)	$(29,251)

See accompanying notes to condensed consolidated financial statements.

ATD Corporation

Condensed Consolidated Statement of Stockholders’ Equity

(Unaudited)

In thousands, except share amounts	Total Stockholders’ Equity			Additional Paid-In Capital	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive (Loss) Income

		Common Stock
		Shares	Amount
Balance, December 28, 2013	$680,054	734,168,402	$7,342	$751,630	$(69,818)	$(9,100)
Net income (loss)	(83,560)	—	—	—	(83,560)	—
Unrealized gain (loss) on rabbi trust assets, net of tax	57	—	—	—	—	57
Foreign currency translation	521	—	—	—	—	521
Equity contribution	50,000	33,333,334	333	49,667
Issuance of restricted stock	—	133,333	1	(1)
Correction of previously issued restricted stock	—	447,368	5	(5)
Stock-based compensation expense	1,987	—	—	1,987	—	—

Balance, July 5, 2014	$649,059	768,082,437	$7,681	$803,278	$(153,378)	$(8,522)

See accompanying notes to condensed consolidated financial statements.

ATD Corporation

Condensed Consolidated Statements of Cash Flows

(Unaudited)

In thousands	Six Months Ended July 5, 2014	Six Months Ended June 29, 2013
Cash flows from operating activities:
Net income (loss)	$(83,560)	$(22,128)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Income (loss) from discontinued operations, net of tax	48	—
Loss on extinguishment of debt	17,113	—
Call premium and interest paid on redemption of Senior Secured Notes	(16,303)	—
Depreciation and amortization	66,013	51,140
Amortization of other assets	2,959	2,131
Provision (benefit) for deferred income taxes	(12,357)	(12,632)
Non-cash inventory step-up amortization	31,640	4,907
Provision for doubtful accounts	1,207	1,223
Stock-based compensation	1,987	1,452
Other, net	1,500	(868)
Change in operating assets and liabilities (excluding impact from acquisitions):
Accounts receivable	(38,303)	4,976
Inventories	(100,057)	(11,127)
Income tax receivable	(26,652)	644
Other current assets	(8,141)	2,931
Accounts payable and accrued expenses	(8,974)	6,364
Other, net	4,335	20

Net cash provided by (used in) continuing operating activities	(167,545)	29,033

Net cash provided by (used in) discontinued operations	350	—

Net cash provided by (used in) operating activities	(167,195)	29,033

Cash flows from investing activities:
Acquisitions, net of cash acquired	(822,166)	(64,844)
Purchase of property and equipment	(34,241)	(23,848)
Purchase of assets held for sale	(28)	(875)
Proceeds from sale of property and equipment	228	64
Proceeds from sale of assets held for sale	784	971

Net cash provided by (used in) continuing investing activities	(855,423)	(88,532)

Net cash provided by (used in) discontinued investing activities	—	—

Net cash provided by (used in) investing activities	(855,423)	(88,532)

Cash flows from financing activities:
Borrowings from revolving credit facility	2,532,401	1,476,178
Repayments of revolving credit facility	(2,252,811)	(1,404,157)
Outstanding checks	9,208	(7,765)
Payments of deferred financing costs	(15,796)	(1,067)
Payments of other long-term debt	(3,057)	(189)
Payment for Senior Secured Notes redemption	(246,900)	—
Proceeds from issuance of long-term debt	940,313	—
Equity contribution	50,000	—

Net cash provided by (used in) continuing financing activities	1,013,358	63,000

Net cash provided by (used in) discontinued financing activities	—	—

Net cash provided by (used in) financing activities	1,013,358	63,000

Effect of exchange rate changes on cash	1,033	(2,548)
Net increase (decrease) in cash and cash equivalents	(8,227)	953
Cash and cash equivalents—beginning of period	35,760	34,700

Cash and cash equivalents—end of period	$27,533	$35,653

Supplemental disclosures of cash flow information:
Cash payments for interest	$58,025	$33,036
Cash payments (receipts) for taxes, net	$3,817	$2,464

See accompanying notes to condensed consolidated financial statements.

ATD Corporation

Notes to Condensed Consolidated Financial Statements

(Unaudited)

1. Nature of Business:

ATD Corporation (also referred to herein as “ATD Corp” and formerly Accelerate Parent Corp.) is a Delaware corporation that indirectly owns 100% of the issued and outstanding capital stock of American Tire Distributors Holdings, Inc. (“Holdings”), a Delaware corporation. Holdings owns 100% of the issued and outstanding capital stock of American Tire Distributors, Inc. (“ATDI”), a Delaware corporation. ATD Corp has no significant assets or operations other than its ownership of ATDI. The operations of ATDI and its subsidiaries constitute the operations of ATD Corp presented under accounting principles generally accepted in the United States. ATDI is primarily engaged in the wholesale distribution of tires, custom wheels and accessories, and related tire supplies and tools. Its customer base is comprised primarily of independent tire dealers with the remainder of other customers representing various national and corporate accounts. ATDI serves a majority of the contiguous United States, as well as Canada, through one operating and reportable segment. Unless the context otherwise requires, “Company” herein refers to ATD Corp and its consolidated subsidiaries. In June 2014, the Company changed its name from Accelerate Parent Corp. to ATD Corporation. On May 28, 2010, pursuant to an Agreement and Plan of Merger, dated as of April 20, 2010, the Company was acquired by TPG Capital, L.P. (“TPG” or the “Sponsor”) and certain co-investors (the “TPG Merger”).

2. Basis of Presentation:

The accompanying condensed consolidated financial statements reflect the consolidated operations of the Company and have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) as defined by the Financial Accounting Standards Board (“FASB”) within the FASB Accounting Standards Codification (“FASB ASC”). In the opinion of management, the accompanying condensed consolidated financial statements contain all adjustments, which include normal recurring adjustments, necessary to present fairly the consolidated unaudited results for the interim periods presented. The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company for the fiscal year ended December 28, 2013.

The Company’s fiscal year is based on either a 52- or 53-week period ending on the Saturday closest to each December 31. Therefore, the financial results of 53-week fiscal years, and the associated 14-week quarter, will not be comparable to the prior and subsequent 52-week fiscal years and the associated quarters having only 13 weeks. The quarters ended July 5, 2014 and June 29, 2013 each contain operating results for 13 weeks. The six months ended July 5, 2014 contains 27 weeks while the six months ended June 29, 2013 contains 26 weeks. It should be noted that the Company and its recently acquired subsidiaries, Hercules, Terry’s Tire, Trail Tire, Extreme Wheel, Kirks Tire, RTD Edmonton and RTD Calgary, all as defined below, have different quarter-end reporting dates. Each of these acquired subsidiaries has a June 30 quarter-end reporting date. There were no significant changes to the business subsequent to their fiscal period ends that would have a material impact on the condensed consolidated balance sheet or condensed consolidated statement of comprehensive income (loss) as of and for the quarter and six months ended July 5, 2014.

3. Recent Accounting Pronouncements:

In July 2013, the FASB issued ASU 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” ASU 2013-11 clarifies guidance and eliminates diversity in practice on the presentation of unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. This new guidance is effective for annual reporting periods beginning on or after December 15, 2013 and subsequent interim periods. The Company adopted this guidance on December 29, 2013 (the first day of its 2014 fiscal year) and its adoption did not have a material impact on the Company’s consolidated financial statements.

ATD Corporation

Notes to Condensed Consolidated Financial Statements

(Unaudited)

In April 2014, the FASB issued ASU 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity,” (“ASU 2014-08”). Under ASU 2014-08, only disposals representing a strategic shift in operations that have a major effect on the company’s operations and financial results should be presented as discontinued operations. Additionally, ASU 2014-08 requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. The amendments in ASU 2014-08 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. However, ASU 2014-08 should not be applied to a component that is classified as held for sale before the effective date even if the component is disposed of after the effective date. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in financial statement previously issued. The Company is currently assessing the impact, if any, on its consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”), which provides guidance for revenue recognition. ASU 2014-09 affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets and supersedes the revenue recognition requirements in Topic 605, “Revenue Recognition,” and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, “Revenue Recognition-Construction-Type and Production-Type Contracts.” The standard’s core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which a company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under today’s guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 is effective for the Company beginning in fiscal year 2018 and, at that time the Company may adopt the new standard under the full retrospective method or the modified retrospective method. Early adoption is not permitted. The Company is currently evaluating the method and impact the adoption of ASU 2014-08 will have on the Company’s consolidated financial statements and disclosures.

4. Acquisitions:

2014 Acquisitions

On June 27, 2014, TriCan Tire Distributors Inc. (“TriCan”), an indirect wholly-owned subsidiary of Holdings, entered into and closed an Asset Purchase Agreement (the “Trail Tire Purchase Agreement”) with Trail Tire Distributors Ltd., a corporation formed under the laws of the Province of Alberta (“Trail Tire”) and the shareholders and principals of Trail Tire, pursuant to which TriCan agreed to acquire the wholesale distribution business of Trail Tire. Trail Tire is a wholesale distributor of tires, tire parts, tire accessories and related equipment in Canada. The acquisition of Trail Tire will further strengthen TriCan’s presence in the Alberta Province of Canada and complements TriCan’s current operations in Canada.

The Trail Tire acquisition closed for aggregate cash consideration of approximately $20.8 million (the “Trail Tire Purchase Price”). The aggregate cash consideration was funded through borrowings under the Company’s existing ABL credit facility. The Trail Tire Purchase Price is subject to certain post-closing adjustments, including, but not limited to, working capital adjustments.

On June 27, 2014, TriCan entered into and closed an Asset Purchase Agreement (the “Extreme Purchase Agreement”) with Extreme Wheel Distributors Ltd., a corporation formed under the laws of the Province of Alberta (“Extreme”), and the shareholder and principal of Extreme, pursuant to which TriCan agreed to acquire

ATD Corporation

Notes to Condensed Consolidated Financial Statements

(Unaudited)

the wholesale distribution business of Extreme. Extreme is a wholesale distributor of wheels and related accessories in Canada. The acquisition of Extreme will further strengthen TriCan’s presence in the Alberta Province of Canada and complements TriCan’s current operations in Canada.

The Extreme acquisition closed for aggregate cash consideration of approximately $6.5 million (the “Extreme Purchase Price”). The aggregate cash consideration was funded through borrowings under the Company’s existing ABL credit facility. The Extreme Purchase Price is subject to certain post-closing adjustments, including, but not limited to, working capital adjustments.

On June 27, 2014, TriCan entered into and closed an Asset Purchase Agreement (the “Kirks Tire Purchase Agreement”) with Kirks Tire Ltd., a corporation formed under the laws of the Province of Alberta (“Kirks Tire”), and the shareholders and principals of Kirks Tire, pursuant to which TriCan agreed to acquire the wholesale distribution business of Kirks Tire. Kirks Tire is engaged in (i) the wholesale distribution of tires, tire parts, tire accessories and related equipment and (ii) the retail sale and installation of tires, tire parts, and tire accessories and the manufacturing and sale of retread tires. Kirks Tire’s retail operations were not acquired by TriCan and will continue to operate under its current ownership. The acquisition of the wholesale distribution business of Kirks Tire will further strengthen TriCan’s presence in the Alberta Province of Canada and complements TriCan’s current operations in Canada.

The Kirks Tire acquisition closed for aggregate cash consideration of approximately $73.0 million (the “Kirks Tire Purchase Price”). The Kirks Tire Purchase Price was funded through borrowings under the Company’s existing ABL credit facility. The Kirks Tire Purchase Price is subject to certain post-closing adjustments, including, but not limited to, working capital adjustments.

On June 27, 2014, TriCan entered into and closed an Asset Purchase Agreement (the “RTD Edmonton Purchase Agreement”) with Regional Tire Distributors (Edmonton) Inc. (“RTD Edmonton”), a corporation formed under the laws of the Province of Alberta, and the shareholders and principals of RTD Edmonton, pursuant to which TriCan agreed to acquire the wholesale distribution business of RTD Edmonton. RTD Edmonton is a wholesale distributor of tires, tire parts, tire accessories and related equipment. The acquisition of RTD Edmonton will further strengthen TriCan’s presence in the Alberta Province of Canada and complements TriCan’s current operations in Canada.

The RTD Edmonton acquisition closed for aggregate cash consideration of approximately $31.9 million (the “RTD Edmonton Purchase Price”). The RTD Edmonton Purchase Price was funded through borrowings under the Company’s existing ABL credit facility. The RTD Edmonton Purchase Price is subject to certain post-closing adjustments, including, but not limited to, working capital adjustments.

On June 27, 2014, TriCan entered into and closed an Asset Purchase Agreement (the “RTD Calgary Purchase Agreement”) with Regional Tire Distributors (Calgary) Inc. (“RTD Calgary”), a corporation formed under the laws of the Province of Alberta, and the shareholders and principals of RTD Calgary, pursuant to which TriCan agreed to acquire the wholesale distribution business of RTD Calgary. RTD Calgary is a wholesale distributor of tires, tire parts, tire accessories and related equipment. The acquisition of RTD Calgary will further strengthen TriCan’s presence in the Alberta Province of Canada and complements TriCan’s current operations in Canada.

The RTD Calgary acquisition closed for aggregate cash consideration of approximately $20.7 million (the “RTD Calgary Purchase Price”). The RTD Calgary Purchase Price was funded by borrowings under the Company’s existing ABL credit facility. The RTD Calgary Purchase Price is subject to certain post-closing adjustments, including, but not limited to, working capital adjustments.

ATD Corporation

Notes to Condensed Consolidated Financial Statements

(Unaudited)

On March 28, 2014, ATDI completed its acquisition of Terry’s Tire Town Holdings, Inc., an Ohio corporation (“Terry’s Tire” and such acquisition, the “Terry’s Tire Acquisition”). The Terry’s Tire Acquisition was completed pursuant to a Stock Purchase Agreement (the “Stock Purchase Agreement”) entered into on February 17, 2014 between ATDI and TTT Holdings, Inc., a Delaware corporation. Terry’s Tire and its subsidiaries are engaged in the business of purchasing, marketing, distributing and selling tires, wheels and related tire and wheel accessories on a wholesale basis to tire dealers, wholesale distributors, retail chains, automotive dealers and others, retreading tires and selling retread and other commercial tires through commercial outlets to end users and selling tires directly to consumers via the internet. Terry’s Tire operated 10 distribution centers spanning from Virginia to Maine and in Ohio. The acquisition of Terry’s Tire will enhance the Company’s market position in these areas and aligns very well with their distribution centers, especially the new distribution centers opened by the Company over the past two years in the Northeast and Ohio.

The Terry’s Tire acquisition closed for an aggregate purchase price of approximately $372.7 million (the “Terry’s Tire Purchase Price”), consisting of cash consideration of approximately $358.0 million, contingent consideration of $12.5 million and non-cash consideration for debt assumed of $2.2 million. The cash consideration paid for the Terry’s Tire Acquisition included estimated working capital adjustments and a portion of consideration contingent on certain events achieved prior to closing. During second quarter 2014, the Company finalized the post-closing working capital adjustments in accordance with the purchase agreement. This adjustment decreased the Terry’s Tire Purchase Price by $5.4 million to $372.7 million with a corresponding decrease to goodwill of $5.4 million. The Terry’s Tire Purchase Price was funded by a combination of borrowings under a new senior secured term loan facility, as more fully described in Note 9, and borrowings of approximately $72.5 million under Holdings’ existing U.S. ABL Facility. The Terry’s Tire Purchase Price is subject to certain post-closing adjustments, including but not limited to, working capital adjustments. Of the $358.0 million in cash consideration, $41.4 million is held in escrow pending the resolution of the post-closing adjustments and other escrow release conditions in accordance with the terms of the Stock Purchase Agreement and escrow agreement.

On January 31, 2014, pursuant to an Agreement and Plan of Merger, dated January 24, 2014 (the “Merger Agreement”), among ATD Merger Sub II LLC (“Merger Sub”), an indirect wholly-owned subsidiary of Holdings, ATDI, Hercules Tire Holdings LLC, a Delaware limited liability company (“Hercules Holdings”), the equityholders of Hercules Holdings (each a “Seller” and, collectively the “Sellers”) and the Sellers’ Representative, Merger Sub merged with and into Hercules Holdings, with Hercules Holdings being the surviving entity (the “Merger”). As a result of the Merger, Hercules Holdings became an indirect 100% owned subsidiary of Holdings. Hercules Holdings owns all of the capital stock of The Hercules Tire & Rubber Company, a Connecticut corporation (“Hercules”). Hercules Holdings has no material assets or operations other than its ownership of Hercules. Hercules is engaged in the business of purchasing, marketing, distributing and selling after-market replacement tires for passenger cars, trucks, and certain off road vehicles to tire dealers, wholesale distributors, retail distributors and others in the United States, Canada and internationally. Hercules operated 15 distribution centers in the United States, 6 distribution centers in Canada and one warehouse in northern China. Hercules also markets the Hercules brand, which is one of the most sought-after proprietary tire brands in the industry. The acquisition of Hercules will strengthen the Company’s presence in major markets such as California, Texas and Florida in addition to increasing its presence in Canada. Additionally, Hercules’ strong logistics and sourcing capabilities, including a long-standing presence in China, will also allow the Company to capitalize on the growing import market, as well as, providing the ability to expand the international sales of the Hercules brand. Finally, this acquisition, will allow the Company to be a brand marketer of the Hercules brand which today has a 2% market share of the passenger and light truck market in North America and a 3% share of highway truck tires in North America.

ATD Corporation

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The Merger closed for an aggregate purchase price of approximately $318.9 million (the “Hercules Closing Purchase Price”), consisting of net cash consideration of $310.0 million, contingent consideration of $3.5 million and non-cash consideration for debt assumed of $5.4 million. The Hercules Closing Purchase Price includes an estimate for initial working capital adjustments. During second quarter 2014, the Company finalized the post-closing working capital adjustments in accordance with the Merger Agreement. This adjustment decreased the Hercules Closing Purchase Price by $0.4 million to $318.9 million with a corresponding decrease to goodwill of $0.4 million. The Merger Agreement provides for the payment of up to $6.5 million in additional consideration contingent upon the occurrence of certain post-closing events (to the extent payable, the “Hercules Additional Purchase Price” and, collectively with the Hercules Closing Purchase Price, the “Hercules Purchase Price”). The cash consideration paid for the Merger was funded by a combination of the issuance of additional Senior Subordinated Notes, as more fully described in Note 9, an equity contribution of $50.0 million from Holdings’ indirect parent, as more fully described in Note 14 and borrowings under Holdings’ credit agreement, as more fully described in Note 9. The Hercules Closing Purchase Price is subject to certain post-closing adjustments, including, but not limited to, working capital adjustments.

On January 17, 2014, TriCan entered into an Asset Purchase Agreement with Kipling Tire Co. LTD., a corporation governed by the laws of the Province of Ontario (“Kipling”), pursuant to which TriCan agreed to acquire the wholesale distribution business of Kipling. Kipling has operated as a retail-wholesale business since 1982. Kipling’s wholesale business distributes tires from its Etobicoke facilities to approximately 400 retail customers in Southern Ontario. Kipling’s retail operations were not acquired by TriCan and will continue to operate under its current ownership. This acquisition will further strengthen TriCan’s presence in the Southern Ontario region of Canada. The acquisition was completed on January 17, 2014 and was funded through the Company’s Canadian ABL Facility. The Company does not believe the acquisition of Kipling is a material transaction subject to the disclosures and supplemental pro forma information required by ASC 805—Business Combinations. As a result, the information is not presented.

ATD Corporation

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The acquisitions of Trail Tire, Extreme, Kirks Tire, RTD Edmonton, RTD Calgary, Terry’s Tire and Hercules (collectively the “2014 Acquisitions”) were recorded using the acquisition method of accounting in accordance with current accounting guidance for business combinations and non-controlling interest. As of the date of these financial statements, the Company is in the process of finalizing intangible asset valuations as well as continuing to evaluate the initial purchase price allocation for each of the 2014 Acquisitions with the exception of Hercules. Accordingly, management has used its best estimates in the allocation of the purchase price to assets acquired and liabilities assumed based on the estimated preliminary fair market value of such assets and liabilities at the date of each acquisition. As additional information is obtained about these assets and liabilities within the measurement period, the Company expects to refine its estimates of fair value to allocate the purchase price for the 2014 Acquisitions, with the exception of Hercules, more accurately. As of July 5, 2014, the purchase price allocation for Hercules is final. The preliminary allocation of the purchase price for each of the 2014 Acquisitions is as follows:

In thousands	Terry’s Tire	Hercules	Trail Tire	Extreme	Kirks Tire	RTD Edmonton	RTD Calgary	Total
Cash	$7,431	$12,187	$—	$—	$—	$—	$—	$19,618
Accounts receivable	39,772	61,193	5,571	987	5,315	1,164	1,924	115,926
Inventory	92,445	153,644	6,587	1,320	5,929	2,622	5,911	268,458
Assets held for sale	5,819	—	—	—	—	—	—	5,819
Other current assets	2,222	5,064	—	—	—	—	—	7,286
Deferred income taxes	4,947	—	124	—	—	—	—	5,071
Property and equipment	7,072	29,970	323	32	—	6	556	37,959
Intangible assets	186,161	155,704	14,703	4,369	52,818	23,286	13,556	450,597
Other assets	289	—	—	—	—	—	—	289

Total assets acquired	346,158	417,762	27,308	6,708	64,062	27,078	21,947	911,023
Accounts payable	80,771	95,616	7,025	891	—	1,549	1,802	186,532
Accrued and other liabilities	3,904	6,154	—	—	—	—	—	11,180
Liabilities held for sale	319	—	—	—	—	—	—	319
Deferred income taxes	—	68,516	—	—	—	—	—	68,516
Other liabilities	—	2,325	468	—	47	—	—	2,840

Total liabilities assumed	84,994	172,611	7,493	891	47	1,549	1,802	269,387
Net assets acquired	261,164	245,151	19,815	5,817	64,015	25,529	20,145	641,636
Goodwill	111,492	73,708	948	685	8,975	6,382	526	202,716

Purchase price	$372,656	$318,859	$20,763	$6,502	$72,990	$31,911	$20,671	$844,352

The excess of the purchase price over the amounts allocated to identifiable assets and liabilities is included in goodwill. The premium in the purchase price paid for the 2014 Acquisitions primarily reflects growth opportunities from expanding the Company’s distribution footprint into Western Canada and through the anticipated realization of operational and cost synergies. In addition, growth opportunities associated with the Hercules® brand also contributed to the premium in the purchase price paid for the Hercules acquisition.

Cash and cash equivalents, accounts receivable and accounts payable were stated at their historical carrying values, which approximate their fair value, given the short-term nature of these assets and liabilities. Inventory was recorded at fair value, based on computations which considered many factors including the estimated selling price of the inventory, the cost to dispose the inventory as well as the replacement cost of the inventory, where applicable.

ATD Corporation

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The Company recorded intangible assets based on their estimated fair value which consisted of the following:

In thousands	Terry’s Tire	Hercules	Trail Tire	Extreme	Kirks Tire	RTD Edmonton	RTD Calgary	Total
Customer list (1)	$185,776	$147,216	$14,703	$4,369	$52,818	$23,286	$13,556	$441,724
Tradenames (2)	—	8,488	—	—	—	—	—	8,488
Favorable leases (3)	385	—	—	—	—	—	—	385

Total	$186,161	$155,704	$14,703	$4,369	$52,818	$23,286	$13,556	$450,597

(1)	Estimated useful lives range from sixteen to eighteen years.

(2)	Esimated useful life is fifteen years

(3)	Esimated useful lives range from four to five years.

The Company utilized the excess earnings method, a derivation of the income approach, as well as the assistance of a third-party valuation report for certain acquisitions, to determine the fair value of the customer list intangible assets. The excess earnings method estimates the discounted net earnings attributable to the customer relationships that were acquired after considering items such as possible customer attrition. Based on the length and trend of projected cash flows, an estimated useful life of eighteen years was determined. The length of the projected cash flow period was determined by how quickly the customer relationships attrit based on the Company’s historical experience in renewing and extending similar customer relationships and future expectations for renewing and extending similar existing customer relationships and represents the number of years over which the Company expects the customer relationships to economically contribute to the business. This estimate is based on the year in which 95.0% of the annual discounted cash flows were captured in the value of the customer list intangible asset. As of the date of this report, the Company is in the process of obtaining third-party valuations for the fair value of the intangible assets acquired from Trail Tire, Extreme, Kirks Tire, RTD Edmonton and RTD Calgary. Accordingly, the preliminary allocation for these acquisitions reflects management’s best estimate of fair value using the excess earnings method.

As part of the acquisition of Terry’s Tire, the Company acquired Terry’s Tire’s commercial and retread businesses. As the Company’s core business does not include commercial and retread operations, the Company decided that it would divest of these businesses. As it is management’s intention to divest the commercial and retread businesses during fiscal 2014 and as all held for sale criteria has been met, the related assets, including the allocation of purchase price, and the related liabilities of the commercial and retread businesses are classified as held for sale within the accompanying condensed consolidated balance sheet. As part of the preliminary purchase price allocation, the estimated fair value of the assets held for sale was $5.8 million, including $4.5 million in current assets, net property and equipment of $0.8 million and goodwill of $0.5 million. The estimated fair value of the liabilities held for sale was $0.3 million of which the entire amount related to current liabilities. As additional information is obtained about these assets and liabilities within the measurement period, the Company expects to refine its estimate of the fair values related to these assets and liabilities.

The 2014 Acquisitions contributed net sales of approximately $265.5 million to the Company for the six months ended July 5, 2014. Net loss contributed by the 2014 Acquisitions during the six months ended July 5, 2014 was approximately $25.9 million which included non-cash amortization of the inventory step-up of $31.6 million and non-cash amortization expense on acquired intangible assets of $11.5 million.

2013 Acquisitions

On December 13, 2013, TriCan entered into a Share Purchase Agreement with Wholesale Tire Distributors Inc., a corporation formed under the laws of the Province of Ontario (“WTD”), Allan Bishop, an

ATD Corporation

Notes to Condensed Consolidated Financial Statements

(Unaudited)

individual resident in the Province of Ontario (“Allan”) and The Bishop Company Inc., a corporation formed under the laws of the Province of Ontario (“BishopCo”) (Allan and BishopCo each, a “Seller” and collectively, the “Sellers”), pursuant to which TriCan agreed to acquire from the Sellers all of the issued and outstanding shares of WTD. WTD operated two distribution centers serving over 2,300 customers. The acquisition of WTD strengthened the Company’s market presence in the Southern Ontario region of Canada. The acquisition was completed on December 13, 2013 and was funded through cash on hand. The Company does not believe the acquisition of WTD is a material transaction, individually or when aggregated with the other non-material acquisitions discussed herein, subject to the disclosures and supplemental pro forma information required by ASC 805—Business Combinations. As a result, the information is not presented.

The acquisition of WTD was recorded using the acquisition method of accounting in accordance with the accounting guidance for business combinations and non-controlling interest. The purchase price has been allocated to assets acquired and liabilities assumed based on the estimated fair market value of such assets and liabilities at the date of acquisition. A majority of the net assets acquired relate to a customer list intangible asset, which had an acquisition date fair value of $4.4 million. The excess of the purchase price over the amounts allocated to identifiable assets and liabilities is included in goodwill, and amounted to $1.2 million. The premium in the purchase price paid for the acquisition of WTD reflects the anticipated realization of operational and cost synergies.

On August 30, 2013, the Company entered into a Stock Purchase Agreement with Tire Distributors, Inc. (“TDI”) to acquire 100% of the outstanding capital stock of TDI. TDI operated one distribution center serving over 1,700 customers across Maryland and northeastern Virginia. The acquisition was completed on August 30, 2013 and was funded through the Company’s ABL Facility. The Company does not believe the acquisition of TDI is a material transaction, individually or when aggregated with the other non-material acquisitions discussed herein, subject to the disclosures and supplemental pro forma information required by ASC 805—Business Combinations. As a result, the information is not presented.

The acquisition of TDI was recorded using the acquisition method of accounting in accordance with the accounting guidance for business combinations and non-controlling interest. The purchase price has been allocated to assets acquired and liabilities assumed based on the estimated fair market value of such assets and liabilities at the date of acquisition. A majority of the net assets acquired relate to a customer list intangible asset, which had an acquisition date fair value of $3.4 million. The excess of the purchase price over the amounts allocated to identifiable assets and liabilities is included in goodwill, and amounted to $2.4 million. The premium in the purchase price paid for the acquisition of TDI reflects the anticipated realization of operational and cost synergies.

On March 22, 2013, TriCan and ATDI entered into a Share Purchase Agreement with Regional Tire Holdings Inc., a corporation formed under the laws of the Province of Ontario (“Holdco”), Regional Tire Distributors Inc. (“RTD”), a corporation formed under the laws of the Province of Ontario and a 100% owned subsidiary of Holdco, and the shareholders of Holdco, pursuant to which TriCan agreed to acquire from the shareholders of Holdco all of the issued and outstanding shares of Holdco for a purchase price of $62.5 million. Holdco has no significant assets or operations other than its ownership of RTD. The operations of RTD constitute the operations of Holdco. RTD is a wholesale distributor of tires, tire parts, tire accessories and related equipment in the Ontario and Atlantic provinces of Canada. The acquisition of RTD significantly expanded the Company’s presence in the Ontario and Atlantic Provinces of Canada and complemented the Company’s current operations in Canada.

The acquisition of RTD was completed on April 30, 2013 for aggregate cash consideration of approximately $64.9 million (the “Adjusted Purchase Price”) which includes initial working capital adjustments.

ATD Corporation

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The acquisition of RTD was funded by borrowings under the Company’s ABL Facility and FILO Facility, as more fully described in Note 9. The Adjusted Purchase Price was subject to certain post-closing adjustments, including, but not limited to, the finalization of working capital adjustments. Of the $64.9 million Adjusted Purchase Price, $6.3 million is held in escrow pending the resolution of the post-closing adjustments and other escrow release conditions in accordance with the terms of the purchase agreement and escrow agreement. During third quarter 2013, the Company and the shareholders of Holdco agreed on the post-closing working capital adjustments in accordance with the purchase agreement. This adjustment increased the Adjusted Purchase Price by $1.0 million to $65.9 million with a corresponding increase to goodwill of $1.0 million.

The acquisition of RTD was recorded using the acquisition method of accounting in accordance with current accounting guidance for business combinations and non-controlling interest. As a result, the Adjusted Purchase Price has been allocated to assets acquired and liabilities assumed based on the estimated fair market value of such assets and liabilities at the date of acquisition. The allocation of the Adjusted Purchase Price is as follows:

In thousands
Cash	$904
Accounts receivable	10,093
Inventory	21,685
Other current assets	998
Property and equipment	1,050
Intangible assets	42,990
Other assets	52

Total assets acquired	77,772
Debt	—
Accounts payable	7,817
Accrued and other liabilities	12,740
Deferred income taxes	11,692

Total liabilities assumed	32,249
Net assets acquired	45,523
Goodwill	20,375

Purchase price	$65,898

The excess of the purchase price over the amounts allocated to identifiable assets and liabilities is included in goodwill, and amounted to $20.4 million. The premium in the purchase price paid for the acquisition of RTD primarily relates to growth opportunities from expanding the Company’s distribution footprint into Eastern Canada and through operating synergies available via the consolidation of certain distribution centers in Eastern Canada.

Cash and cash equivalents, accounts receivable and accounts payable were stated at their historical carrying values, which approximate their fair value, given the short-term nature of these assets and liabilities. Inventory was recorded at fair value, based on computation which considered many factors including the estimated selling price of the inventory, the cost to dispose the inventory as well as the replacement cost of the inventory, where applicable.

ATD Corporation

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The Company recorded intangible assets based on their estimated fair value which consisted of the following:

In thousands	Estimated Useful Life	Estimated Fair Value
Customer list	16 years	$40,720
Tradenames	5 years	1,900
Favorable leases	4 years	370

Total		$42,990

The following unaudited pro forma supplementary data gives effect to the 2014 Acquisitions as if these transactions had occurred on December 30, 2012 (the first day of the Company’s 2013 fiscal year) and gives effect to the acquisition of RTD as if this transaction had occurred on January 1, 2012 (the first day of the Company’s 2012 fiscal year). The pro forma supplementary data is provided for informational purposes only and should not be construed to be indicative of the Company’s results of operations had the 2014 Acquisitions and the RTD acquisition been consummated on the date assumed or of the Company’s results of operations for any future date.

	Pro Forma
In thousands	Quarter Ended July 5, 2014	Quarter Ended June 29, 2013	Six Months Ended July 5, 2014	Six Months Ended June 29, 2013
Net sales	$1,304,618	$1,283,844	$2,552,328	$2,433,185
Net income (loss)	(35,532)	(18,707)	(78,948)	(49,666)
Net income (loss) per share—basic	$(0.05)	$(0.03)	$(0.10)	$(0.07)
Net income (loss) per share—diluted	$(0.05)	$(0.03)	$(0.10)	$(0.07)

The pro forma supplementary data for the quarters ended July 5, 2014 and June 29, 2013 includes $3.9 million and $11.1 million, respectively, as an increase to historical amortization expense as a result of acquired intangible assets while the six months ended July 5, 2014 and June 29, 2013 includes $13.1 million and $22.6 million, respectively. In addition, the pro forma supplementary data for the quarters ended July 5, 2014 and June 29, 2013 includes $1.3 million and $9.6 million, respectively, as an increase to historical interest expense as a result of the issuance of the additional Senior Subordinated Notes and the new senior secured term loan facility, as more fully described in Note 9, while the six months ended July 5, 2014 and June 29, 2013 includes $6.9 million and $19.7 million, respectively. For the quarter and six months ended July 5, 2014, the Company has included a reduction in non-recurring historical transaction expenses of $10.7 million and $42.9 million, respectively. These transaction expenses were incurred prior to the acquisition of Hercules and Terry’s Tire and they are directly related to the acquisitions and are non-recurring. Additionally, for the quarter and six months ended July 5, 2014, the Company has included a reduction in historical cost of goods sold of $12.5 million and $31.5 million, respectively. The reduction in cost of goods sold relates to the elimination of the non-cash amortization of the inventory step-up recorded in connection with the Hercules and Terry’s Tire acquisitions as this amortization is directly related to the acquisitions and non-recurring.

5. Inventories:

Inventories consist primarily of automotive tires, custom wheels and accessories and tire supplies and tools. Reported amounts are valued at the lower of cost, determined on the first-in, first-out (“FIFO”) method, or

ATD Corporation

Notes to Condensed Consolidated Financial Statements

(Unaudited)

fair market value. The Company performs periodic assessments to determine the existence of obsolete, slow-moving and non-saleable inventories and records necessary provisions to reduce such inventories to net realizable value. A majority of the Company’s tire vendors allow for the return of tire products, subject to certain limitations, specified in supply arrangements with the vendors. In addition, the Company’s inventory is collateral under the ABL Facility and the FILO Facility. See Note 9 for further information.

As a result of the TriCan acquisition in November 2012, the RTD, TDI and WTD acquisitions in fiscal 2013 and the 2014 Acquisitions, the carrying value of the acquired inventory was increased by $6.3 million, $2.7 million, $0.2 million, $0.5 million, and $34.4 million, respectively, to adjust to estimated fair value in accordance with the accounting guidance for business combinations. The step-up in inventory value for each acquisition was amortized into cost of goods sold over the period of the Company’s normal inventory turns, which approximates two months. Amortization of the inventory step-up included in cost of goods sold in the accompanying condensed consolidated statements of comprehensive income (loss) for the quarter and six months ended July 5, 2014 was $12.5 million and $31.6 million, respectively, while amortization for the quarter and six months ended June 29, 2013 was $2.7 million and $4.9 million, respectively.

6. Assets Held for Sale:

In accordance with current accounting standards, the Company classifies assets as held for sale in the period in which all held for sale criteria is met. Assets held for sale are reported at the lower of their carrying amount or fair value less cost to sell and are no longer depreciated. During third quarter 2013, the Company classified a facility located in Georgia as held for sale. The facility was previously used as a distribution center within the Company’s operations until its activities were relocated to an expanded facility. During the quarter ended July 5, 2014, the Company received $0.4 million in cash for the sale of this facility.

As part of the Terry’s Tire acquisition, the Company acquired Terry’s Tire’s commercial and retread businesses. See Note 4 for additional information regarding this acquisition. As it is management’s intention to divest the commercial and retread businesses during fiscal 2014 and as all held for sale criteria has been met, the related assets and liabilities of the commercial and retread businesses are classified as held for sale within the accompanying condensed consolidated balance sheet. As of July 5, 2014, the carrying value of the assets held for sale for these businesses was $5.5 million, including $4.2 million in current assets, net property and equipment of $0.8 million and goodwill of $0.5 million.

7. Goodwill:

The Company records as goodwill the excess of the purchase price over the fair value of the net assets acquired. Once the final valuation has been performed for each acquisition, adjustments may be recorded. Goodwill is tested and reviewed annually for impairment during the fourth quarter or whenever there is a significant change in events or circumstances that indicate that the fair value of the asset may be less than the carrying amount of the asset.

The changes in the carrying amount of goodwill are as follows:

In thousands
Balance, December 28, 2013	$504,333
Purchase accounting adjustments	128
Acquisitions	202,716
Currency translation	(1,043)

Balance, July 5, 2014	$706,134

ATD Corporation

Notes to Condensed Consolidated Financial Statements

(Unaudited)

At July 5, 2014, the Company has recorded goodwill of $706.1 million, of which approximately $125.7 million of net goodwill is deductible for income tax purposes in future periods. The balance primarily relates to the TPG Merger on May 28, 2010, in which $418.6 million was recorded as goodwill. The Company does not have any accumulated goodwill impairment losses.

On June 27, 2014, TriCan completed its acquisition of the wholesale distribution businesses of Trail Tire, Extreme, Kirks Tire, RTD Edmonton and RTD Calgary. The purchase price has been preliminarily allocated to assets acquired and liabilities assumed based on the estimated fair market value of such assets and liabilities at the date of acquisition. As a result, the Company recorded $0.9 million, $0.7 million, $9.0 million, $6.4 million and $0.5 million, respectively, as goodwill. See Note 4 for additional information.

On March 28, 2014, ATDI completed its acquisition of Terry’s Tire pursuant to a Stock Purchase Agreement entered into on February 17, 2014. The purchase price has been preliminarily allocated to assets acquired and liabilities assumed based on the estimated fair market value of such assets and liabilities at the date of acquisition. As a result, the Company recorded $111.5 million as goodwill. See Note 4 for additional information.

On January 31, 2014, the Company completed its acquisition of Hercules pursuant to an Agreement and Plan of Merger dated January 24, 2014. The purchase price has been preliminarily allocated to assets acquired and liabilities assumed based on the estimated fair market value of such assets and liabilities at the date of acquisition. During second quarter 2014, the Company finalized the post-closing working capital adjustments in accordance with the Merger Agreement. This adjustment decreased goodwill by $0.4 million to $73.7 million at July 5, 2014. See Note 4 for additional information.

On December 13, 2013, TriCan entered into a share Purchase Agreement to acquire all of the issued and outstanding common shares of WTD. The acquisition was funded through cash on hand. The purchase price has been allocated to assets acquired and liabilities assumed based on the estimated fair market value of such assets and liabilities at the date of acquisition. During first quarter 2014, the Company finalized the post-closing working capital adjustments in accordance with the purchase agreement. This increased goodwill by $0.1 million to a total of $1.2 million at July 5, 2014. See Note 4 for additional information.

8. Intangible Assets:

Indefinite-lived intangible assets are tested and reviewed annually for impairment during the fourth quarter or whenever there is a significant change in events or circumstances that indicate that the fair value of the asset may be less than the carrying amount of the asset. All other intangible assets with finite lives are being amortized on a straight-line or accelerated basis over periods ranging from one to nineteen years.

ATD Corporation

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The following table sets forth the gross amount and accumulated amortization of the Company’s intangible assets at July 5, 2014 and December 28, 2013:

	July 5, 2014		December 28, 2013
In thousands	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Customer lists	$1,124,662	$272,779	$677,062	$226,614
Noncompete agreements	13,878	8,235	12,007	6,400
Favorable leases	1,074	210	688	119
Tradenames	19,026	4,935	10,531	3,754

Total finite-lived intangible assets	1,158,640	286,159	700,288	236,887
Tradenames (indefinite-lived)	249,893	—	249,893	—

Total intangible assets	$1,408,533	$286,159	$950,181	$236,887

At July 5, 2014, the Company had $1,122.4 million of intangible assets. The balance primarily relates to the TPG Merger on May 28, 2010, in which $781.3 million was recorded as intangible assets. As part of the preliminary purchase price allocation of Trail Tire, Extreme, Kirks Tire, RTD Edmonton and RTD Calgary, the Company allocated $14.7 million, $4.4 million, $52.8 million, $23.3 million and $13.6 million, respectively, to a finite-lived customer list intangible asset with a useful life of sixteen years. As part of the preliminary purchase price allocation of Terry’s Tire, the Company allocated $185.8 million to a finite-lived customer list intangible asset with a useful life of eighteen years and $0.4 million to a favorable leases intangible asset with a useful life of five years. As part of the preliminary purchase price allocation of Hercules, the Company allocated $147.2 million to a finite-lived customer list intangible asset with a useful life of eighteen years and $8.5 million to a finite-lived tradename with a useful life of fifteen years. As part of the purchase price allocation of WTD, the Company allocated $4.4 million to a finite-lived customer list intangible asset with a useful life of sixteen years. As part of the purchase price allocation of TDI, the Company allocated $3.4 million to a finite-lived customer list intangible asset with a useful life of sixteen years. As part of the purchase price allocation of RTD, the Company allocated $40.7 million to a finite-lived customer list intangible asset with a useful life of sixteen years, $1.9 million to a finite-lived tradename with a useful life of five years and $0.4 million to a finite-lived favorable leases intangible asset with a useful life of four years.

Intangible asset amortization expense was $27.7 million and $19.0 million for the quarters ended July 5, 2014 and June 29, 2013 respectively. For the six months ended July 5, 2014 and June 29, 2013, intangible asset amortization expense was $49.0 million and $36.6 million, respectively. Estimated amortization expense on existing intangible assets is expected to approximate $59.5 million for the remaining six months of 2014 and approximately $126.2 million in 2015, $107.8 million in 2016, $93.2 million in 2017 and $79.9 million in 2018.

ATD Corporation

Notes to Condensed Consolidated Financial Statements

(Unaudited)

9. Long-term Debt:

The following table presents the Company’s long-term debt at July 5, 2014 and at December 28, 2013:

In thousands	July 5, 2014	December 28, 2013
U.S. ABL Facility	$641,639	$417,066
Canadian ABL Facility	53,165	36,424
U.S. FILO Facility	80,000	51,863
Canadian FILO Facility	10,266	—
Term Loan	717,693	—
Senior Secured Notes	—	248,219
Senior Subordinated Notes	421,361	200,000
Capital lease obligations	12,577	12,330
Other	7,596	1,098

Total debt	1,944,297	967,000
Less—Current maturities	(10,120)	(564)

Long-term debt	$1,934,177	$966,436

The fair value of the Senior Subordinated Notes was $431.5 million at July 5, 2014 and $212.0 million at December 28, 2013 and was estimated using a discounted cash flow analysis with significant inputs that are not observable (Level 3) as there are no quoted prices in active markets for these notes. The fair value of the Term Loan was $718.1 million at July 5, 2014 and was estimated using a discounted cash flow analysis with significant inputs that are not observable (Level 3). The discount rate used in the fair value analysis for the Term Loan was based on borrowing rates available to the Company for debt with the same remaining maturity.

ABL Facility

On January 31, 2014, in connection with the Hercules acquisition, the Company entered into the Second Amendment to Sixth Amended and Restated Credit Agreement (“Credit Agreement”), which provides for (i) U.S. revolving credit commitments of $850.0 million (of which up to $50.0 million can be utilized in the form of commercial and standby letters of credit), subject to U.S. borrowing base availability (the “U.S. ABL Facility”) and (ii) Canadian revolving credit commitments of $125.0 million (of which up to $10.0 million can be utilized in the form of commercial and standby letters of credit), subject to Canadian borrowing base availability (the “Canadian ABL Facility” and, collectively with the U.S. ABL Facility, the “ABL Facility”). In addition, the Credit Agreement provides (i) the U.S. borrowers under the agreement with a first-in last-out facility (the “U.S. FILO Facility”) in the aggregate principal amount of up to $80.0 million, subject to a borrowing base specific thereto and (ii) the Canadian borrowers under the agreement with a first-in last-out facility (the “Canadian FILO Facility” and collectively with the U.S. FILO Facility, the “FILO Facility”) in an aggregate principal amount of up to $15.0 million, subject to a borrowing base specific thereto. The U.S. ABL Facility is available to ATDI, Am-Pac Tire Dist. Inc., Hercules and any other U.S. subsidiary that the Company designates in the future in accordance with the terms of the agreement. The Canadian ABL Facility is available to TriCan and any other Canadian subsidiaries that the Company designates in the future in accordance with the terms of the agreement. Provided that no default or event of default then exists or would arise therefrom, the Company has the option to request that the ABL Facility be increased by an amount not to exceed $175.0 million (up to $25.0 million of which may be allocated to the Canadian ABL Facility), subject to certain rights of the administrative agent, swingline lender and issuing banks providing commitments for such increase. The maturity date for the ABL

ATD Corporation

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Facility is November 16, 2017. The maturity date for the FILO Facility is January 31, 2017. During the six months ended July 5, 2014, the Company paid $0.7 million in debt issuance costs related to the ABL Facility and FILO Facility.

As of July 5, 2014, the Company had $641.6 million outstanding under the U.S. ABL Facility. In addition, the Company had certain letters of credit outstanding in the aggregate amount of $10.0 million, leaving $198.4 million available for additional borrowings under the U.S. ABL Facility. The outstanding balance of the Canadian ABL Facility at July 5, 2014 was $53.1 million, leaving $70.8 million available for additional borrowings. As of July 5, 2014, the outstanding balance of the U.S. FILO Facility was $80.0 million and the outstanding balance of the Canadian FILO Facility was $10.3 million.

Borrowings under the U.S. ABL Facility bear interest at a rate per annum equal to, at the Company’s option, either (a) 200 basis points over an adjusted LIBOR rate or (b) 100 basis points over an alternative base rate (the higher of the prime rate, the federal funds rate plus 50 basis points and one month-adjusted LIBOR rate plus 100 basis points). The applicable margins under the U.S. ABL Facility are subject to step ups and step downs based on average excess borrowing availability under the ABL Facility.

Borrowings under the Canadian ABL Facility bear interest at a rate per annum equal to, at the Company’s option, either (a) 100 basis points over an alternative Canadian base rate (the higher of the base rate as published by Bank of America, N.A., acting through its Canada branch, the federal funds rate plus 50 basis points and one month-LIBOR plus 100 basis points), (b) 100 basis points over a Canadian prime rate determined in accordance with the Canadian ABL Facility, (c) 200 basis points over a rate determined by reference to the average rate applicable to Canadian Dollar bankers’ acceptances having an identical or comparable term as the proposed loan amount or (d) 200 basis points over an adjusted LIBOR rate. The applicable margins under the Canadian ABL Facility are subject to step ups and step downs based on average excess borrowing availability under the ABL Facility.

Borrowings under the U.S. FILO Facility bear interest at a rate per annum equal to, at the Company’s option, either (a) 350 basis points over an adjusted LIBOR rate or (b) 250 basis points over an alternative base rate (the higher of the prime rate, the federal funds rate plus 50 basis points and one month-adjusted LIBOR plus 100 basis points. The applicable margins under the U.S. FILO Facility are subject to step ups and step downs based on average excess borrowing availability under the ABL Facility.

Borrowings under the Canadian FILO Facility bear interest at a rate per annum equal to, at the Company’s option, either (a) 250 basis points over an alternative Canadian base rate (the higher of the base rate as published by Bank of America, N.A., acting through its Canada branch, the federal funds rate plus 50 basis points and one month-LIBOR plus 100 basis points), (b) 250 basis points over a Canadian prime rate determined in accordance with the Canadian ABL Facility, (c) 350 basis points over a rate determined by reference to the average rate applicable to Canadian Dollar bankers’ acceptances having an identical or comparable term as the proposed loan amount or (d) 350 basis points over an adjusted LIBOR rate. The applicable margins under the Canadian FILO Facility are subject to step ups and step downs based on average excess borrowing availability under the ABL Facility.

The U.S. and Canadian borrowing base at any time equals the sum (subject to certain reserves and other adjustments) of:

•	85% of eligible accounts receivable of the U.S. or Canadian loan parties, as applicable; plus

•	The lesser of (a) 70% of the lesser of cost or market value of eligible tire inventory of the U.S. or Canadian loan parties, as applicable and (b) 85% of the net orderly liquidation value of eligible tire inventory of the U.S. or Canadian loan parties, as applicable; plus

ATD Corporation

Notes to Condensed Consolidated Financial Statements

(Unaudited)

•	The lesser of (a) 50% of the lower of cost or market value of eligible non-tire inventory of the U.S. or Canadian loan parties, as applicable and (b) 85% of the net orderly liquidation value of eligible non-tire inventory of the U.S. or Canadian loan parties, as applicable.

The U.S. FILO and the Canadian FILO borrowing base at any time equals the sum (subject to certain reserves and other adjustments) of:

•	5% of eligible accounts receivable of the U.S. or Canadian loan parties, as applicable; plus

•	10% of the net orderly liquidation value of the eligible tire and non-tire inventory of the U.S. or Canadian loan parties, as applicable.

All obligations under the U.S. ABL Facility and the U.S. FILO Facility are unconditionally guaranteed by Holdings and substantially all of ATDI’s existing and future, direct and indirect, wholly-owned domestic material restricted subsidiaries, other than Tire Pros Francorp. The Canadian ABL Facility and the Canadian FILO Facility are unconditionally guaranteed by the U.S. loan parties, TriCan and any future, direct and indirect, wholly-owned, material restricted Canadian subsidiaries. Obligations under the U.S. ABL Facility and the U.S. FILO Facility are secured by a first-priority lien on inventory, accounts receivable and related assets and a second-priority lien on substantially all other assets of the U.S. loan parties, subject to certain exceptions. Obligations under the Canadian ABL Facility and the Canadian FILO Facility are secured by a first-priority lien on inventory, accounts receivable and related assets of the U.S. loan parties and the Canadian loan parties and a second-priority lien on substantially all other assets of the U.S. loan parties and the Canadian loan parties, subject to certain exceptions.

The ABL Facility and FILO Facility contain customary covenants, including covenants that restricts the Company’s ability to incur additional debt, grant liens, enter into guarantees, enter into certain mergers, make certain loans and investments, dispose of assets, prepay certain debt, declare dividends, modify certain material agreements, enter into transactions with affiliates or change the Company’s fiscal year. The terms of the ABL Facility and FILO Facility generally restrict distributions or the payment of dividends in respect of the Company’s stock subject to certain exceptions requiring compliance with certain availability levels and fixed charge coverage ratios under the ABL Facility and other customary negotiated exceptions. As of July 5, 2014, the Company was in compliance with these covenants. If the amount available for additional borrowings under the ABL Facility is less than the greater of (a) 10.0% of the lesser of (x) the aggregate commitments under the ABL Facility and (y) the aggregate borrowing base and (b) $25.0 million, then the Company would be subject to an additional covenant requiring them to meet a fixed charge coverage ratio of 1.0 to 1.0. As of July 5, 2014, the Company’s additional borrowing availability under the ABL Facility was above the required amount and the Company was therefore not subject to the additional covenants.

Senior Secured Term Loan

In connection with the acquisition of Terry’s Tire, on March 28, 2014, ATDI entered into a credit agreement that provided for a senior secured term loan facility in the aggregate principal amount of $300.0 million (the “Initial Term Loan”). The Initial Term Loan was issued at a discount of 0.25% which, combined with certain debt issuance costs paid at closing, resulted in net proceeds of approximately $290.9 million. The Initial Term Loan will accrete based on an effective interest rate of 6% to an aggregate accreted value of $300.0 million, the full principal amount at maturity. The net proceeds from the Initial Term Loan were used to finance a portion of the Terry’s Tire Purchase Price.

On June 16, 2014, ATDI amended the Initial Term Loan (the “Incremental Amendment”) to borrow an additional $340.0 million (the “Incremental Term Loan”) on the same terms as the Initial Term Loan. Pursuant to

ATD Corporation

Notes to Condensed Consolidated Financial Statements

(Unaudited)

the Incremental Amendment, until August 15, 2014 ATDI also has the right to borrow up to an additional $80.0 million (the “Delayed Draw Term Loan” and collectively with the Initial Term Loan and the Incremental Term Loan, the “Term Loan”) on the same terms as the Initial Term Loan. The proceeds from the Incremental Term Loan, net of related debt issuance costs paid at closing, amounted to approximately $335.7 million, and were used, in part, to redeem all $250.0 million aggregate principal amounts of notes outstanding under ATDI’s Senior Secured Notes and related fees and expenses as more fully described below, and the remaining proceeds will be used for working capital requirements and other general corporate purposes, including the financing of potential future acquisitions. The Company received the proceeds from the Delayed Draw Term Loan at the end of the second quarter of 2014. The maturity date for the Term Loan is June 1, 2018. During the six months ended July 5, 2014, the Company paid $13.8 million in debt issuance cost related to the Term Loan.

Borrowings under the Term Loan bear interest at a rate per annum equal to, at the Company’s option, either (a) a Eurodollar rate determined by reference to LIBOR, plus an applicable margin of 475 basis points or (b) 375 basis points over an alternative base rate determined by reference of the higher of the federal funds rate plus 50 basis points, the prime rate and 100 basis points over the one month Eurodollar rate. The Eurodollar rate is subject to an interest rate floor of 100 basis points. The applicable margins under the Term Loan are subject to a step down based on a consolidated net leverage ratio, as defined in the agreement.

All obligations under the Term Loan are unconditionally guaranteed by Holdings and, subject to certain customary exceptions, all of ATDI’s existing and future, direct and indirect, wholly-owned domestic material subsidiaries. Obligations under the Term Loan are secured by a first-priority lien on substantially all property, assets and capital stock of ATDI except accounts receivable, inventory and related intangible assets and a second-priority lien on all accounts receivable and related intangible assets.

The Term Loan contains customary covenants, including covenants that restrict the Company’s ability to incur additional debt, create liens, enter into guarantees, enter into certain mergers, make certain loans and investments, dispose of assets, prepay certain debt, declare dividends, modify certain material agreements, enter into transactions with affiliates, change the nature of the Company’s business or change the Company’s fiscal year. The terms of the Term Loan generally restrict distributions or the payment of dividends in respect to the Company’s stock subject to certain exceptions such as the amount of 50% of net income (reduced by 100% of net losses) for the period beginning January 1, 2014 and other customary negotiated exceptions. As of July 5, 2014, the Company was in compliance with these covenants.

The Company is required to make principal payments equal to 0.25% of the aggregate principal amount outstanding under the Term Loan on the last business day of each March, June, September and December, commencing with the last business day of June 2014. In addition, subject to certain exceptions, the Company is required to repay the Term Loan in certain circumstances, including with 50% (which percentage will be reduced to 25% and 0%, as applicable, subject to attaining certain senior secured net leverage ratios) of its annual excess cash flow, as defined in the Term Loan agreement. The Term Loan also contains repayments provision related to non-ordinary course asset or property sales when certain conditions are met, and related to the incurrence of debt that is not permitted under the agreement.

Senior Secured Notes

On May 16, 2014, ATDI delivered a Notice of Full Redemption, providing for the redemption of all $250.0 million aggregate principal amount of the 9.75% Senior Secured Notes (“Senior Secured Notes”) on June 16, 2014 (the “Redemption Date”) at a price equal to 104.875% of the principal amount of the Senior

ATD Corporation

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Secured Notes redeemed plus accrued and unpaid interest, if any, to, but excluding the Redemption Date (the “Redemption Price”). On June 16, 2014, using proceeds from the Incremental Term Loan, the Senior Secured Notes were redeemed for a Redemption Price of $263.2 million.

Senior Subordinated Notes

On May 28, 2010, ATDI issued $200.0 million in aggregate principal amount of its 11.50% Senior Subordinated Notes due 2018 (the “Initial Subordinated Notes”). Interest on the Initial Subordinated Notes is payable semi-annually in arrears on June 1 and December 1 of each year, commencing on December 1, 2010.

In connection with the consummation of the Hercules acquisition, on January 31, 2014, ATDI completed the sale to certain purchasers of an additional $225.0 million in aggregate principal amount of its 11.50% Senior Subordinated Notes due 2018 (the “Additional Subordinated Notes” and, collectively with the Initial Subordinated Notes, the “Senior Subordinated Notes”). The Additional Subordinated Notes were issued at a discount from their principal amount at maturity and generated net proceeds of approximately $221.1 million. The Additional Subordinated Notes will accrete based on an effective interest rate of 12% to an aggregate accreted value of $225.0 million, the full principal amount at maturity. During the six months ended July 5, 2014, the Company paid $1.2 million in debt issuance cost related to the Additional Subordinated Notes.

The Additional Subordinated Notes have identical terms to the Initial Subordinated Notes except the Additional Subordinated Notes will accrue interest from January 31, 2014. The Additional Subordinated Notes and the Initial Subordinated Notes are treated as a single class of securities for all purposes under the indenture. The Senior Subordinated Notes will mature on June 1, 2018.

The Senior Subordinated Notes may be redeemed at any time at the option of ATDI, in whole or in part, upon not less than 30 nor more than 60 days notice at a redemption price of 102.0% of the principal amount if the redemption date occurs between June 1, 2014 and May 31, 2015 and 100.0% of the principal amount if the redemption date occurs between June 1, 2015 and May 31, 2016.

The Senior Subordinated Notes are unconditionally guaranteed by Holdings and substantially all of ATDI’s existing and future, direct and indirect, wholly-owned domestic material restricted subsidiaries, other than Tire Pros Francorp, subject to certain exceptions.

The indenture governing the Senior Subordinated Notes contains covenants that, among other things, limits ATDI’s ability and the ability of its restricted subsidiaries to incur additional debt or issue preferred stock; pay certain dividends or make certain distributions in respect of ATDI’s or repurchase or redeem ATDI’s capital stock; make certain loans, investments or other restricted payments; place restrictions on the ability of ATDI’s subsidiaries to pay dividends or make other payments to ATDI; engage in transactions with stockholders or affiliates; transfer or sell certain assets; guarantee indebtedness or incur other contingent obligations; incur certain liens without securing the Senior Subordinated Notes; consolidate, merge or sell all or substantially all of ATDI’s assets; enter into certain transactions with ATDI’s affiliates; and designate ATDI’s subsidiaries as unrestricted subsidiaries. The terms of the Senior Subordinated Notes generally restrict distributions or the payment of dividends in respect of the Company’s stock subject to certain exceptions such as the amount of 50% of net income (reduced by 100% of net losses) for the period beginning April 4, 2010 and other customary negotiated exceptions. As of July 5, 2014, the Company was in compliance with these covenants.

ATD Corporation

Notes to Condensed Consolidated Financial Statements

(Unaudited)

10. Derivative Instruments:

In the normal course of business, the Company is exposed to the risk associated with exposure to fluctuations in interest rates on our variable rate debt. These fluctuations can increase the cost of financing, investing and operating the business. The Company has used derivative financial instruments to help manage this risk and reduce the impacts of these exposures and not for trading or other speculative purposes. All derivatives are recognized on the condensed consolidated balance sheet at their fair value as either assets or liabilities. Changes in the fair value of contracts that qualify for hedge accounting treatment are recorded in accumulated other comprehensive income (loss), net of taxes, and are recognized in the statement of comprehensive income (loss) at the time earnings are affected by the hedged transaction. For other derivatives, changes in the fair value of the contract are recognized immediately in net income (loss) in the statement of comprehensive income (loss).

On September 4, 2013, the Company entered into a spot interest rate swap and two forward-starting interest rate swaps (collectively the “3Q 2013 Swaps”) each of which are used to hedge a portion of the Company’s exposure to changes in its variable interest rate debt. The spot interest rate swap in place covers a notional amount of $100.0 million at a fixed interest rate of 1.145% and expires in September 2016. The forward-starting interest rate swaps in place cover an aggregate notional amount of $100.0 million, of which $50.0 million becomes effective in September 2014 at a fixed interest rate of 1.464% and will expire in September 2016 and $50.0 million becomes effective in September 2015 at a fixed interest rate of 1.942% and will expire in September 2016. The counterparty to each swap is a major financial institution. The 3Q 2013 Swaps do not meet the criteria to qualify for hedge accounting treatment; therefore, changes in the fair value of each contract is recognized in net income (loss) in the condensed consolidated statement of comprehensive income (loss).

On August 1, 2012, the Company entered into two interest rate swap agreements (“3Q 2012 Swaps”) used to hedge a portion of the Company’s exposure to changes in its variable interest rate debt. The swaps in place cover an aggregate notional amount of $100.0 million, with each $50.0 million contract having a fixed rate of 0.655% and expiring in June 2016. The counterparty to each swap is a major financial institution. The 3Q 2012 Swaps do not meet the criteria to qualify for hedge accounting treatment; therefore, changes in the fair value of each contract is recognized in net income (loss) in the condensed consolidated statement of comprehensive income (loss).

On September 23, 2011, the Company entered into two interest rate swap agreements (“3Q 2011 Swaps”) used to hedge a portion of the Company’s exposure to changes in its variable interest rate debt. The swaps in place cover an aggregate notional amount of $100.0 million, of which $50.0 million is at a fixed rate of 0.74% and will expire in September 2014 and $50.0 million is at a fixed rate of 1.0% and will expire in September 2015. The counterparty to each swap is a major financial institution. The 3Q 2011 Swaps do not meet the criteria to qualify for hedge accounting treatment; therefore, changes in the fair value of each contract is recognized in net income (loss) in the condensed consolidated statement of comprehensive income (loss).

On February 24, 2011, the Company entered into two interest rate swap agreements (“1Q 2011 Swaps”) used to hedge a portion of the Company’s exposure to changes in its variable interest rate debt. The swaps in place covered an aggregate notional amount of $75.0 million, of which $25.0 million was at a fixed interest rate of 0.585% and expired in February 2012. The remaining swap covered an aggregate notional amount of $50.0 million at a fixed interest rate of 1.105% and expired in February 2013. The counterparty to each swap was a major financial institution. Neither swap met the criteria to qualify for hedge accounting treatment; therefore, changes in the fair value of each contract were recognized in net income (loss) in the condensed consolidated statement of comprehensive income (loss).

ATD Corporation

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The following tables present the fair values of the Company’s derivative instruments included within the condensed consolidated balance sheets as of July 5, 2014 and December 28, 2013:

		Liability Derivatives
In thousands	Balance Sheet Location	July 5, 2014	December 28, 2013
Derivatives not designated as hedges:
3Q 2011 swaps—$100 million notional	Accrued expenses	$547	$792
3Q 2012 swaps—$100 million notional	Accrued expenses	310	280
3Q 2013 swaps—$200 million notional	Accrued expenses	1,941	1,880

Total		$2,798	$2,952

The pre-tax effect of the Company’s derivative instruments on the condensed consolidated statement of comprehensive income (loss) was as follows:

		(Gain) Loss Recognized
In thousands	Location of (Gain) Loss Recognized	Quarter Ended July 5, 2014	Quarter Ended June 29, 2013	Six Months Ended July 5, 2014	Six Months Ended June 29, 2013
Derivatives not designated as hedges:
1Q 2011 swap—$50 million notional	Interest Expense	$—	$—	$—	$(149)
3Q 2011 swaps—$100 million notional	Interest Expense	(158)	(246)	(245)	(402)
3Q 2012 swaps—$100 million notional	Interest Expense	(18)	(670)	30	(801)
3Q 2013 swaps—$200 million notional	Interest Expense	26	—	61	—

Total		$(150)	$(916)	$(154)	$(1,352)

11. Fair Value of Financial Instruments:

The accounting standard for fair value measurements establishes a framework for measuring fair value that is based on the inputs market participants use to determine the fair value of an asset or liability and establishes a fair value hierarchy to prioritize those inputs. The fair value hierarchy is comprised of three levels that are described below:

•	Level 1 Inputs—Inputs based on quoted prices in active markets for identical assets or liabilities.

•	Level 2 Inputs—Inputs other than Level 1 quoted prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

•	Level 3 Inputs —Unobservable inputs based on little or no market activity and that are significant to the fair value of the assets and liabilities, therefore requiring an entity to develop its own assumptions.

The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are obtained from independent sources and can be validated by a third party, whereas unobservable inputs reflect assumptions regarding what a third party would use in pricing an asset or liability based on the best information available under the circumstances. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

ATD Corporation

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The following table presents the fair value and hierarchy levels for the Company’s assets and liabilities, which are measured at fair value on a recurring basis as of July 5, 2014:

	Fair Value Measurements
In thousands	Total	Level 1	Level 2	Level 3
Assets:
Benefit trust assets	$3,530	$3,530	$—	$—

Total	$3,530	$3,530	$—	$—
Liabilities:
Contingent consideration	$16,000	$—	$—	$16,000
Derivative instruments	2,798	—	2,798	—

Total	$18,798	$—	$2,798	$16,000

ASC 820—Fair Value Measurements and Disclosures defines fair value as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company determines fair value of its financial assets and liabilities using the following methodologies:

•	Benefit trust assets —These assets include money market and mutual funds that are the underlying for deferred compensation plan assets, held in a rabbi trust. The fair value of the assets is based on observable market prices quoted in readily accessible and observable markets.

•	Contingent consideration—As part of the preliminary purchase price allocation of Terry’s Tire and Hercules, the Company recorded $12.5 million and $3.5 million, respectively, in contingent consideration. The fair value was estimated using a discounted cash flow technique with significant inputs that are not observable, including discount rates and probability-weighted cash flows and represents management’s best estimate of the amounts to be paid. The contingent consideration includes $12.3 million related to the retention of certain key members of management as employees of the Company and $3.7 million related to securing the rights to continue to distribute certain tire brands previously distributed by Terry’s Tire and Hercules. The Company believes the probable outcome could range from approximately $8.0 million to $16.0 million. The recorded contingent consideration is included in Accrued Expenses in the condensed consolidated balance sheet as of July 5, 2014.

•	Derivative instruments—These instruments consist of interest rate swaps. The fair value is based upon quoted prices for similar instruments from a financial institution that is counterparty to the transaction.

The fair values of cash and cash equivalents, accounts receivable and accounts payable approximate their carrying values due to the short-term nature of these instruments. The methodologies used by the Company to determine the fair value of its financial assets and liabilities at July 5, 2014 are the same as those used at December 28, 2013. As a result, there have been no transfers between Level 1 and Level 2 categories.

12. Stock-Based Compensation:

The Company accounts for stock-based compensation awards in accordance with ASC 718—Compensation, which requires a fair-value based method for measuring the value of stock-based compensation. Fair value is measured once at the date of grant and is not adjusted for subsequent changes. The Company’s stock-based compensation plans include programs for stock options and restricted stock awards.

ATD Corporation

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Stock Options

In August 2010, the Company adopted a Management Equity Incentive Plan (the “2010 Plan”), pursuant to which the Company will grant options to selected employees and directors of the Company. The 2010 Plan, which includes both time-based and performance-based awards, was amended on April 28, 2014 by the board of directors of the Company to increase the maximum number of shares of common stock for which stock options may be granted under the 2010 Plan from 52.1 million to 54.4 million. In addition to the increase in the maximum number of shares, on April 28, 2014, the board of directors of the Company approved the issuance of stock options to certain members of management. The approved options are for the purchase of up to 4.5 million shares of common stock, have an exercise price of $1.50 per share and vest over a two-year vesting period. As of July 5, 2014, the Company has 0.3 million shares available for future incentive awards.

Changes in options outstanding under the 2010 Plan are as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding—December 28, 2013	49,516,503	$1.02
Granted	4,528,833	1.50
Exercised	—	—
Cancelled	—	—

Outstanding—July 5, 2014	54,045,336	$1.06

Exercisable—July 5, 2014	34,080,079	$1.03

As of July 5, 2014, the aggregate intrinsic value of options outstanding and options exercisable was $23.7 million and $16.0 million, respectively. The aggregate intrinsic value is based on the estimated fair value of the Company’s common stock of $1.50 as of July 5, 2014. The total fair value of shares vested during the six months ended July 5, 2014 was $6.3 million. No options were exercised during the six months ended July 5, 2014.

Options granted under the 2010 Plan expire no later than 10 years from the date of grant and vest based on the passage of time and/or the achievement of certain performance targets in equal installments over two, three or five years. The weighted-average remaining contractual term for options outstanding and exercisable at July 5, 2014 was 6.7 years and 6.5 years, respectively. The fair value of each of the Company’s time-based stock option awards is expensed on a straight-line basis over the requisite service period, which is generally the two, three or five-year vesting period of the options. However, for options granted with performance target requirements, compensation expense is recognized when it is probable that both the performance target will be achieved and the requisite service period is satisfied. At July 5, 2014, unrecognized compensation expense related to non-vested options granted under the 2010 Plan totaled $8.7 million and the weighted-average period over which this expense will be recognized is 0.9 years.

ATD Corporation

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The weighted average fair value of stock options granted during the six months ended July 5, 2014 and June 29, 2013 was $0.68 and $0.54 using the Black-Scholes option pricing model. The following weighted average assumptions were used:

	Six Months Ended July 5, 2014	Six Months Ended June 29, 2013
Risk-free interest rate	1.73%	1.38%
Dividend yield	—	—
Expected life	5.8 years	6.0 years
Volatility	46.49%	45.39%

As the Company does not have sufficient historical volatility data for the Company’s own common stock, the stock price volatility utilized in the fair value calculation is based on the Company’s peer group in the industry in which it does business. The risk-free interest rate is based on the yield-curve of a zero-coupon U.S. Treasury bond on the date the award is granted with a maturity equal to the expected term of the award. Because the Company does not have relevant data available regarding the expected life of the award, the expected life is derived from the Simplified Method as allowed under SAB Topic 14.

Restricted Stock

In October 2010, the Company adopted the Non-Employee Director Restricted Stock Plan (the “2010 Restricted Stock Plan”), pursuant to which the Company will grant restricted stock to non-employee directors of the Company. These awards entitle the holder to receive one share of common stock for each restricted stock award granted. The 2010 Restricted Stock Plan provides that a maximum of 0.8 million shares of common stock of the Company may be granted to non-employee directors of the Company, of which 0.2 million remain available at July 5, 2014 for future incentive awards. On April 28, 2014, the board of directors of the Company approved the issuance of restricted stock to the non-employee directors of the Company. The approved restricted stock awards were for the issuance of up to 0.1 million shares of common stock, have a grant date fair value of $1.50 per share and vest over a two-year vesting period.

The following table summarizes restricted stock activity under the 2010 Restricted Stock Plan for the six months ended July 5, 2014:

	Number of Shares	Weighted Average Exercise Price
Outstanding and unvested at December 28, 2013	87,719	$1.14
Granted	133,333	1.50
Vested	(87,719)	1.14
Cancelled	—	—

Outstanding and unvested at July 5, 2014	133,333	$1.50

The fair value of each of the restricted stock awards is measured as the grant-date price of the common stock and is expensed on a straight-line basis over the requisite service period, which is generally the two-year vesting period. At July 5, 2014, unrecognized compensation expense related to non-vested restricted stock awards granted under the 2010 Restricted Stock Plan totaled $0.2 million and the weighted-average period over which this expense will be recognized is 1.5 years.

ATD Corporation

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Compensation Expense

Stock-based compensation expense is included in selling, general and administrative expenses within the condensed consolidated statement of comprehensive income (loss). The amount of compensation expense recognized during a period is based on the portion of the granted awards that are expected to vest. Ultimately, the total expense recognized over the vesting period will equal the fair value of the awards as of the grant date that actually vest. The following table summarizes the compensation expense recognized:

In thousands	Quarter Ended July 5, 2014	Quarter Ended June 29, 2013	Six Months Ended July 5, 2014	Six Months Ended June 29, 2013
Stock Options	$1,394	$753	$1,962	$1,379
Restricted Stock	25	31	25	73

Total	$1,419	$784	$1,987	$1,452

13. Income Taxes:

The tax provision for the six months ended July 5, 2014, was calculated on a national jurisdiction basis. The Company accounts for its provision for income taxes in accordance with ASC 740—Income Taxes, which requires an estimate of the annual effective tax rate for the full year to be applied to the respective interim period. However, the authoritative guidance allows the use of the discrete method when, in certain situations, the actual interim period effective tax rate provides a better estimate of the income tax provision. For the six months ended July 5, 2014, the discrete method was used to calculate the Company’s U.S. and Canadian interim tax expense as management determined that it provided a more reliable estimate of year-to-date income tax expense.

Based on the reported loss before income taxes for the six months ended July 5, 2014, the Company had an income tax benefit of $43.0 million, consisting of a $41.0 million U.S. tax benefit and a $2.0 million foreign tax benefit, and an effective tax benefit rate under the discrete method of 34.0%. For the six months ended June 29, 2013, the Company had an income tax benefit of $9.4 million, consisting of a $7.4 million U.S. tax benefit and a $2.0 million foreign tax benefit, and an effective tax benefit rate of 29.7%. The effective rate of the year-to-date tax benefit is lower than the statutory income tax rate primarily due to earnings in a foreign jurisdiction taxed at rates lower than the statutory U.S. federal rate and non-deductible transaction costs which lowered the effective tax rate by 0.5% and 0.5%, respectively.

At July 5, 2014, the Company has a net deferred tax liability of $300.3 million, of which, $18.9 million was recorded as a current deferred tax asset and $319.2 million was recorded as a non-current deferred tax liability. The net deferred tax liability primarily relates to the expected future tax liability associated with the non-deductible, identified, intangible assets that were recorded during the TPG Merger, assuming an effective tax rate of 39.6%. It is the Company’s intention to indefinitely reinvest all undistributed earnings of non-U.S. subsidiaries.

At July 5, 2014, the Company had unrecognized tax benefits of $0.6 million, of which $0.6 million is included within other liabilities within the accompanying condensed consolidated balance sheet. The total amount of unrecognized tax benefits that, if recognized, would affect the Company’s effective tax rate is $0.1 million as of July 5, 2014. In addition, $0.5 million is related to temporary timing differences. During the next 12 months, management does not believe that it is reasonably possible that any of the unrecognized tax benefits will be recognized.

While the Company believes that it has adequately provided for all tax positions, amounts asserted by taxing authorities could be greater than the Company’s accrued position. Accordingly, additional provisions of

ATD Corporation

Notes to Condensed Consolidated Financial Statements

(Unaudited)

federal and state-related matters could be recorded in the future as revised estimates are made or the underlying matters are settled or otherwise resolved. The Company files federal income tax returns, as well as multiple state jurisdiction tax returns. The tax years 2010 – 2012 remain open to examination by the Internal Revenue Service. The tax years 2009 – 2012 remain open to examination by other major taxing jurisdictions to which the Company is subject (primarily Canada and other state and local jurisdictions).

In September 2013, the Internal Revenue Service released final Tangible Property Regulations (the “Final Regulations”). The Final Regulations provide guidance on applying Section 263(a) of the Code to amounts paid to acquire, produce or improve tangible property, as well as rules for materials and supplies (Code Section 162). These regulations contain certain changes from the temporary and proposed tangible property regulations that were issued on December 27, 2011. The Final Regulations are generally effective for taxable years beginning on or after January 1, 2014. During 2012, the Company filed a change in tax methodology related to a section of the Final Regulations, specifically the methodology for repairs and maintenance deductions. The Company does not expect any additional adjustments related to the Final Regulations.

14. Stockholders’ Equity:

On January 31, 2014, TPG and certain co-investors contributed $50.0 million through the purchase of 33.3 million shares of the Company’s common stock. The proceeds from this equity contribution were used to fund a portion of the Hercules Closing Purchase Price. Accordingly, the Company recorded the basis in these shares in additional paid-in capital. During the quarter ended July 5, 2014, the Company corrected an error in its presentation of restricted stock awards to reflect such awards as being issued and outstanding common stock. Under the terms of the 2010 Restricted Stock Plan, such awards are considered outstanding shares on the date of grant. This correction resulted in an increase of 447,368 shares to the number of issued and outstanding shares as of July 5, 2014. This error has no impact on the basic and diluted earnings per share calculation for any of the Company’s previously issued consolidated financial statements or the current year consolidated financial statements.

15. Commitments and Contingencies:

The Company is involved from time to time in various lawsuits, including class action lawsuits as well as various audits and reviews regarding its federal, state and local tax filings, arising out of the ordinary conduct of its business. Management does not expect that any of these matters will have a material adverse effect on the Company’s business or financial condition. As to tax filings, the Company believes that the various tax filings have been made in a timely fashion and in accordance with applicable federal, state and local tax code requirements. Additionally, the Company believes that it has adequately provided for any reasonably foreseeable resolution of any tax disputes, but will adjust its reserves if events so dictate in accordance with FASB authoritative guidance. To the extent that the ultimate results differ from the original or adjusted estimates of the Company, the effect will be recorded in accordance with the accounting standards for income taxes.

Guaranteed Lease Obligations

The Company remains liable as a guarantor on certain leases related to the Winston Tire Company, which was sold in 2001. As of July 5, 2014, the Company’s total obligations are $1.6 million extending over five years. However, the Company has secured assignments or sublease agreements for the vast majority of these commitments with contractual assigned or subleased rentals of $1.4 million. A provision has been made for the net present value of the estimated shortfall.

16. Discontinued Operations:

As part of the acquisition of Terry’s Tire, the Company acquired Terry’s Tire’s commercial and retread businesses. As the Company’s core business does not include commercial and retread operations, the Company

ATD Corporation

Notes to Condensed Consolidated Financial Statements

(Unaudited)

decided that it would divest of these businesses. As it is management’s intention to divest the commercial and retread businesses during fiscal 2014 and as all held for sale criteria has been met, the related assets and liabilities of the commercial and retread businesses are classified as held for sale within the accompanying condensed consolidated balance sheet. As of July 5, 2014, the amount classified as assets held for sale was $5.5 million, consisting of $4.2 million in current assets, net property and equipment of $0.8 million and goodwill of $0.5 million. The amount classified as liabilities held for sale was $0.4 million as of July 5, 2014 of which the entire amount related to current liabilities.

The Company has reflected the results of Terry’s Tire’s commercial and retread businesses as discontinued operations in the accompanying condensed consolidated statement of comprehensive income (loss) for the quarter and six months ended July 5, 2014. The components of income (loss) from discontinued operations, net of tax for the quarter and six months ended July 5, 2014 were as follows:

In thousands	Quarter Ended July 5, 2014	Six Months Ended July 5, 2014
Net sales	$5,418	$5,418

Income (loss) from operations before income taxes	$(74)	$(74)
Income tax provision (benefit)	(26)	(26)

Income (loss) from discontinued operations, net of tax	$(48)	$(48)

17. Earnings per share:

Basic earnings per share is calculated using the Company’s weighted-average outstanding common shares. Diluted earnings per share is calculated using the Company’s weighted-average outstanding common shares including the dilutive effect of stock options and restricted stock awards as determined under the treasury stock method.

The following table sets forth the computation of basic and diluted earnings per share for the quarters and six months ended July 5, 2014 and June 29, 2013:

	Quarter Ended July 5, 2014	Quarter Ended June 29, 2013	Six Months Ended July 5, 2014	Six Months Ended June 29, 2013
Basic earnings per share calculation:
Net income (loss)	$(49,516)	$(5,837)	$(83,560)	$(22,128)
Weighted average common shares outstanding	767,949	734,168	761,951	734,168
Net income (loss) per share—basic	$(0.06)	$(0.01)	$(0.11)	$(0.03)

Diluted earnings per share calculation:
Net income (loss)	$(49,516)	$(5,837)	$(83,560)	$(22,128)
Weighted average common shares outstanding	767,949	734,168	761,951	734,168
Effect of dilutive securities:
Stock Options (1)	—	—	—	—
Restricted Stock Units (2)	—	—	—	—

Diluted weighted average common shares outstanding	767,949	734,168	761,951	734,168
Net income (loss) per share—diulted	$(0.06)	$(0.01)	$(0.11)	$(0.03)

ATD Corporation

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(1)	Options to purchase 54,045 shares of common stock during both the quarter and six months ended July 5, 2014 and 50,182 shares during both the quarter and six months ended June 29, 2013, were outstanding but were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive.

(2)	Unvested restricted stock awards of 133,333 for both the quarter and six months ended July 5, 2014 and 109,649 for both the quarter and six months ended June 29, 2013 were outstanding but were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive.

18. Subsequent Event:

On July 31, 2014, the Company completed a transaction to sell the commercial and retread businesses acquired as part of the Terry’s Tire acquisition for a purchase price of approximately $3.9 million. Subsequent events were evaluated for recognition and disclosure through August 15, 2014, the date these financial statements were issued.

Trail Tire Distributors LTD.

Index

February 28, 2014 and 2013

Collins Barrow Edmonton LLP
INDEPENDENT AUDITORS’ REPORT	2380 Commerce Place
10155—102 Street N.W.
Edmonton, Alberta
T5J 4G8 Canada
T. 780.428.1522
To the Shareholders of Trail Tire Distributors Ltd.	F. 780.425.8189
www.collinsbarrow.com

We have audited the accompanying financial statements of Trail Tire Distributors Ltd., which comprise the balance sheets as of February 28, 2014 and February 28, 2013, and the related statements of operations, retained earnings and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Canadian Accounting Standards for Private Enterprises; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trail Tire Distributors Ltd. as of February 28, 2014 and February 28, 2013, and the results of their operations and their cash flows for the years then ended in accordance with Canadian Accounting Standards for Private Enterprises.

Basis of Accounting

As more fully described in Note 2 to the financial statements, the Company’s policy is to prepare its financial statements on the basis of Canadian Accounting Standards for Private Enterprises which differ from accounting principles generally accepted in the United States of America. Our opinion is not modified with respect to that matter. Information relating to the nature and effect of such differences is presented in note 14 to the financial statements.

Edmonton, Alberta	/s/ Collins Barrow Edmonton LLP
June 20, 2014 except for Note 14 (footnotes (a), (c) and (d)) which are as of August 18, 2014	Chartered Accountants

This office is independently owned and operated by Collins Barrow Edmonton LLP
The Collins Barrow trademarks are used under License.

TRAIL TIRE DISTRIBUTORS LTD.

Balance Sheets

As at February 28, 2014 and February 28, 2013

(In Canadian Dollars)

	February 28, 2014	February 28, 2013
ASSETS
Current Assets
Cash	$1,876,070	$2,928,693
Accounts receivable (Note 4)	3,716,217	4,340,454
Goods and Services Tax recoverable	88,812	40,340
Inventories (Note 5)	4,748,358	6,217,267
Prepaid expenses and deposits	46,418	42,013
Income taxes receivable	310,383	—

	10,786,258	13,568,767

Loans receivable from related parties (Note 6)	5,962,211	3,600,739
Property and equipment (Note 7)	413,431	362,557

	$17,161,900	$17,532,063

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities (Note 6)	$5,132,908	$5,881,151
Income taxes payable	—	904,005
Management remuneration payable	93,500	694,000

	5,226,408	7,479,156

Shareholders’ loans (Note 9)	5,122,943	5,122,943

	10,349,351	12,602,099

SHAREHOLDERS’ EQUITY
Share capital (Note 10)	100	100
Retained earnings	6,812,449	4,929,864

	6,812,549	4,929,964

	$17,161,900	$17,532,063

Commitments and Contingency (Note 12)

See accompanying notes

TRAIL TIRE DISTRIBUTORS LTD.

Statements of Operations

For the Years Ended February 28, 2014 and February 28, 2013

(In Canadian Dollars)

	2014	2013
Sales (Note 6)	$45,087,534	$43,754,191
Cost of sales (Note 6)	37,654,546	34,686,365

Gross profit	7,432,988	9,067,826

Expenses
Wages and benefits	2,986,639	2,871,471
Rent (Note 6)	729,138	606,123
Interest and bank charges	219,525	205,414
Telephone and utilities	191,718	139,875
Automotive	179,943	236,845
Office	158,723	131,597
Amortization	119,040	146,385
Repairs and maintenance	115,737	98,408
Insurance	69,880	79,578
Management salaries	50,750	694,000
Travel	47,171	46,793
Professional fees	43,350	25,266
Property taxes	39,812	21,413
Shop supplies	26,407	53,186
Advertising and promotion (Note 6)	13,711	77,477
Dues and memberships	7,369	6,281
Bad debt expense	2,125	13,318

	5,001,038	5,453,430

Income before other revenue (expenses) and income taxes	2,431,950	3,614,396

Other revenue (expenses)
Foreign exchange gain	19	2,143
Interest income	33,043	78,465
Gain (loss) on sale of equipment	938	(15,427)
Rental income	42,288	85,180

	76,288	150,361

Income before income taxes	2,508,238	3,764,757
Income taxes expense	625,653	932,369

Net income	$1,882,585	$2,832,388

See accompanying notes

TRAIL TIRE DISTRIBUTORS LTD.

Statements of Retained Earnings

For the Years Ended February 28, 2014 and February 28, 2013

(In Canadian Dollars)

	2014	2013
Balance, beginning of year	$4,929,864	$2,097,476
Net income	1,882,585	2,832,388

Balance, end of year	$6,812,449	$4,929,864

See accompanying notes

TRAIL TIRE DISTRIBUTORS LTD.

Statements of Cash Flows

For the Years Ended February 28, 2014 and February 28, 2013

(In Canadian Dollars)

	2014	2013
Cash provided by (used in):
Operating Activities
Net income	$1,882,585	$2,832,388
Items not affecting cash
Amortization	119,040	146,385
(Gain) loss on sale of equipment	(938)	15,427
Change in non-cash working capital items (Note 11)	(522,862)	745,287

	1,477,825	3,739,487

Investing Activities
Advances to related parties	(2,387,027)	(1,895,580)
Repayments from related parties	25,555	—
Advances to shareholders	—	(13,640)
Purchase of equipment	(179,676)	(202,544)
Proceeds on disposal of equipment	10,700	22,360

	(2,530,448)	(2,089,404)

(Decrease) increase in cash	(1,052,623)	1,650,083
Cash, beginning of year	2,928,693	1,278,610

Cash, end of year	$1,876,070	$2,928,693

See accompanying notes

TRAIL TIRE DISTRIBUTORS LTD.

Notes to the Financial Statements

February 28, 2014 and February 28, 2013

(In Canadian Dollars)

1. Nature of operations

The Company was incorporated under the Alberta Business Corporations Act on November 24, 2003 and operates a wholesale tire distribution business.

2. Change in accounting policy

Effective March 1, 2012 the company changed its accounting policy for income taxes from the taxes payable method to the future income taxes method. The change in accounting policy was applied retrospectively. The impact of the change in accounting policy did not result in any changes to the opening retained earnings of 2013 nor did it result in the recognition of a future tax asset or future tax liability as at February 29, 2012.

3. Summary of significant accounting policies

Basis of presentation

These financial statements are prepared in accordance with accounting standards for private enterprises, which is a basis of accounting generally accepted in Canada for entities that are privately held.

Revenue recognition

Revenue is recognized when the goods have been delivered, the services have been completed, the transaction has been accepted by the customer and collection is reasonably assured. The Company reports its revenue net of returns, sales discounts and volume rebates to customers.

Interest revenue is recognized on an annual basis as it is earned.

Rental revenue earned under a lease agreement is recognized as revenue over the term of the underlying lease. All rent increases based on escalation clauses in lease agreements are accounted for on a straight-line basis over the term of the respective leases. Property taxes, other operating cost recoveries, and other incidental income are recognized on an accrual basis.

Vendor Rebates and Allowances

The Company participates in various purchase rebate programs with its major tire vendors including early payment incentives and volume purchase rebates based on defined levels of purchase volume. These arrangements enable the Company to earn rebates that reduce the cost of merchandise purchased. Vendor rebates and allowances are accrued as earned. Vendor rebates and allowances earned are initially recorded as a reduction in the cost of merchandise inventories and are included in operations (as a reduction of cost of goods sold) in the period the related product is sold.

Allowance for doubtful accounts

The allowance for doubtful accounts reflects management’s best estimate of losses on the accounts receivable balances. The company maintains an allowance for doubtful accounts that is estimated based on a variety of factors including accounts receivable aging, historical experience and other currently available information, including events such as customer bankruptcy and current economic conditions. Interest is charged on overdue account receivable balances. A provision is recorded in the period in which the receivable is deemed uncollectible.

TRAIL TIRE DISTRIBUTORS LTD.

Notes to the Financial Statements

February 28, 2014 and February 28, 2013

(In Canadian Dollars)

Inventories

Inventories are valued at the lower of cost or net realizable value. The cost of inventories comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition including volume rebates and allowances from vendors. The cost of inventories is determined using the first-in, first-out (FIFO) method. Net realizable value is the estimated selling price in the ordinary course of business, less costs necessary to complete the sale. Inventory is reduced for the estimated losses due to obsolescence. This reduction is determined for groups of products based on purchases in the recent past and/or expected future demand.

Property and equipment

Property and equipment are recorded at cost less accumulated amortization.

Amortization is calculated at the following annual rates:

Automotive	-	30% declining balance basis
Office equipment	-	20% declining balance basis
Leasehold improvements	-	5 year straight-line basis
Computer equipment	-	30% declining balance basis
Computer software	-	100% declining balance basis
Manufacturing equipment	-	50% straight-line basis
Shop equipment	-	20% declining balance basis

Property and equipment are tested for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable when it exceeds the sum of the undiscounted cash flows expected from its use and eventual disposal. In such a case, an impaired loss must be recognized and is equivalent to the excess of the carrying amount of a long-lived asset over its fair value.

Income taxes

The Company uses the future income taxes method to account for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Translation of Foreign Currency

Monetary assets and liabilities of the Company are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at rates of exchange in effect at the respective transaction months. The resulting exchange gains or losses are included in net earnings. Non-monetary assets and liabilities, arising from transactions denominated in foreign currencies, are translated at rates of exchange in effect at the date of the transaction.

Use of estimates

The preparation of financial statements in conformity with Accounting Standards for Private Enterprises requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities

TRAIL TIRE DISTRIBUTORS LTD.

Notes to the Financial Statements

February 28, 2014 and February 28, 2013

(In Canadian Dollars)

and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more subjective estimates included in these financial statements are the determination of allowance for doubtful accounts receivable, valuation of inventory and estimated useful lives of property and equipment for purposes of calculating amortization. Actual results could differ from those estimates.

Financial Instruments

Measurement of financial instruments

The company initially measures its financial assets and liabilities at fair value, except for certain non-arm’s length transactions. The Company subsequently measures all its financial assets and financial liabilities at amortized cost, except for equity instruments that are quoted in an active market, which are measured at fair value. Changes in fair value are recognized in net income.

Financial assets measured at amortized cost include cash, accounts receivable and loans receivable from related parties.

Financial liabilities measured at amortized cost include accounts payable and accrued liabilities, management remuneration payable and shareholders’ loans.

Impairment

Financial assets measured at cost are tested for impairment when there are indicators of impairment. The amount of the write-down is recognized in net income. The previously recognized impairment loss may be reversed to the extent of the improvement, directly or by adjusting the allowance account, provided it is no greater than the amount that would have been reported at the date of the reversal had the impairment not been recognized previously. The amount of the reversal is recognized in net income.

Transaction costs

Transaction costs relating to financial instruments that are measured subsequently at fair value are recognized in operations in the year in which they are incurred. For instruments that are subsequently measured at amortized cost, the amount initially recognized is adjusted for transaction costs directly attributable to the origination, acquisition, issuance or assumption.

4. Accounts Receivable

Accounts receivable consists of the following:

	2014	2013
Accounts receivable—Trade	$3,752,062	$4,401,224
Warranty receivable	56,430	31,126
Allowance for doubtful accounts	(92,275)	(91,896)

	$3,716,217	$4,340,454

TRAIL TIRE DISTRIBUTORS LTD.

Notes to the Financial Statements

February 28, 2014 and February 28, 2013

(In Canadian Dollars)

5. Inventories

Inventories consist of the following:

	2014	2013
Tires	$4,736,085	$6,198,642
Parts	8,010	8,764
Other	4,263	9.861

	$4,748,358	$6,217,267

At the fiscal year end, inventory included volume rebates and allowances of $nil (February 28, 2013—$nil).

Cost of sales reported on the statement of operations include $37,674,546 (February 28, 2013—$34,686,365) of inventories recognized as an expense during the year.

6. Loans Receivable from Related Parties and Related Party Transactions

Loans Receivable from Related Parties

Loans receivable from related parties are as follows:

	2014	2013
Trail Tire Services Ltd.	$32,051	$31,457
Extreme Wheel Distributors Ltd.	234,994	77,450
Regional Tire Distributors (Edmonton) Inc.	3,584,288	1,475,597
Tirecraft Western Canada Ltd.	472,548	497,102
1470242 Alberta Ltd.	755,791	755,791
1694352 Alberta Ltd.	213,743	213,743
Trail Tire (Kingsway) Ltd.	548,598	549,599
Tire Storage Direct (Edmonton) Ltd.	26,355	—
Integra Tire Canada Ltd.	93,843	—

	$5,962,211	$3,600,739

Loans receivable from the companies noted above are unsecured, non-interest bearing and have no stated terms of repayment. The relationship between Trail Tire Distributors Ltd. and each of these companies is as follows:

Tirecraft Western Canada Ltd., Integra Tire Canada Ltd. and Tire Storage Direct (Edmonton) Ltd. are indirectly owned by a director of Trail Tire Distributors Ltd.

Extreme Wheel Distributors Ltd. is controlled by an immediate family member of a director of Trail Tire Distributors Ltd.

Regional Tire Distributors (Edmonton) Inc. (formerly known as North Alta Tire Distributors Ltd.) is partially owned by a director of Trail Tire Distributors Ltd.

1470242 Alberta Ltd., 1694352 Alberta Ltd. and Trail Tire (Kingsway) Ltd. are companies controlled by a director of Trail Tire Distributors Ltd.

TRAIL TIRE DISTRIBUTORS LTD.

Notes to the Financial Statements

February 28, 2014 and February 28, 2013

(In Canadian Dollars)

Trail Tire Services Ltd. is controlled by a close family member of the directors of Trail Tire Distributors Ltd.

As the loans receivable have no stated terms of repayment and are not expected to be repaid within the next fiscal year, they have been classified as long term assets.

Related Party Transactions

Sales to related parties are as follows:

	2014	2013
Extreme Wheels Distributors Ltd.	$102,844	$142,206
Regional Tire Distributors (Edmonton) Inc.	88,701	265,241
Trail Tire (Kingsway) Ltd.	353,551	277,777
Trail Tire Services Ltd.	911,000	1,065,402

	$1,456,096	$1,750,626

Included in accounts receivable are the following balances receivable from related parties as at the fiscal year-end:

	2014	2013
Extreme Wheels Distributors Ltd.	$6,255	$3,614
Tirecraft (Fort Road) Centre	43,534	10,927
Regional Tire Distributors (Edmonton) Inc.	242,157	381,745
Trail Tire (Kingsway) Ltd.	59,035	40,722

	$350,981	$437,008

Purchases from related parties are as follows:

	2014	2013
Extreme Wheels Distributors Ltd.	$—	$15,998
Regional Tire Distributors (Edmonton) Inc.	223,912	2,585,228
Trail Tire (Kingsway) Ltd.	555,351	230,415

	$779,263	$2,831,641

Included in the rent expense are lease payments to 1470242 Alberta Ltd., a company that is controlled by a director of the Company, which amounted to $420,000 for the 2014 fiscal year (February 28, 2013—$420,000).

Payments made for marketing services to Tirecraft Western Canada Ltd, a company in which a director of the Company has indirect ownership, was $nil for the 2014 fiscal year (February 28, 2013—$266,832).

TRAIL TIRE DISTRIBUTORS LTD.

Notes to the Financial Statements

February 28, 2014 and February 28, 2013

(In Canadian Dollars)

Included in accounts payable and accrued liabilities are the following balances payable to the related parties as at the fiscal year-end:

	2014	2013
Extreme Wheels Distributors Ltd.	$1,626	$549
Tirecraft Western Canada	80,306	7,870
Regional Tire Distributors (Edmonton) Inc.	294,547	256,070
Trail Tire Services Ltd.	373	2,589
Trail Tire (Kingsway) Ltd.	1,362	2,264

	$378,214	$269,342

The related party transactions are in the normal course of operations and have been reported in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7. Property and Equipment

	2014
	Cost	Accumulated Amortization	Net
Automotive	$435,058	$273,119	$161,939
Office equipment	77,132	36,438	40,694
Leasehold improvements	46,856	42,170	4,686
Computer equipment	92,729	57,483	35,246
Computer software	72,923	72,923	—
Manufacturing equipment	69,303	69,303	—
Shop equipment	368,654	197,788	170,866

	$1,162,655	$749,224	$413,431

	2013
	Cost	Accumulated Amortization	Net
Automotive	$444,809	$272,422	$172,387
Office equipment	61,928	28,166	33,762
Leasehold improvements	46,856	32,799	14,057
Computer equipment	78,572	45,412	33,160
Computer software	72,923	72,923	—
Manufacturing equipment	69,303	69,303	—
Shop equipment	280,816	171,625	109,191

	$1,055,207	$692,650	$362,557

8. Operating Line of Credit

The Company has an operating line of credit bearing interest at prime plus 1.40%, limited to the lesser of $250,000 (increased to $750,000 for the period March 1 to September 30 each year) and 75% of accounts receivable, and is secured by a general security agreement covering a first ranking security interest in all assets of the Company. As at February 28, 2014 and 2013 no amounts were outstanding on the operating line of credit.

TRAIL TIRE DISTRIBUTORS LTD.

Notes to the Financial Statements

February 28, 2014 and February 28, 2013

(In Canadian Dollars)

9. Shareholders’ Loans

Shareholders’ loans at February 28, 2014 which includes amounts outstanding at February 28, 2013 are unsecured, non-interest bearing, and are due March 1, 2015.

10. Share Capital

Authorized:
Unlimited number of Class A, B and C common voting shares

	2014	2013
Issued:
100 Class A common shares	$100	$100

11. Non-cash Working Capital Items

Non-cash working capital items related to operations are as follows:

	2014	2013
Accounts receivable	$624,237	$(322,039)
Inventories	1,468,909	(629,693)
Prepaid expenses and deposits	(4,405)	2,653
Goods and Services Tax receivable	(48,472)	62,628
Income taxes receivable	(310,383)	4,422
Accounts payable and accrued liabilities	(748,243)	1,122,081
Income taxes payable	(904,005)	(398,770)
Management remuneration payable	(600,500)	904,005

	$(522,862)	$745,287

12. Commitments and Contingency

The Company has entered into various operating leases for its office and warehouse premises as follows:

Location	Expiration date
Main office/Warehouse—11771 167 Street	September 30, 2014
Warehouse—16305 117 Avenue	October 31, 2014
Warehouse—11612 163 Street	December 31, 2014

The required lease payments under the various leases are due as follows:

2015	$521,756

The Company has provided a corporate guarantee related to term loan financing obtained by 1470242 Alberta Ltd., a company that is controlled by a director of the Company. The Company has guaranteed the full amount of the loan maturing June 15, 2014 with an outstanding balance of $3,228,752 as at February 28, 2014 (February 28, 2013—$3,490,352). The guarantee is supported by a general security agreement secured by a floating charge on all of the Company’s fixed assets.

TRAIL TIRE DISTRIBUTORS LTD.

Notes to the Financial Statements

February 28, 2014 and February 28, 2013

(In Canadian Dollars)

Under the current credit facility the Company is required to maintain minimum working capital and debt service coverage ratios. As at February 28, 2014 and 2013 the Company was in compliance with these covenants.

The Company has provided a corporate guarantee related to term loan financing obtained by 1694352 Alberta Ltd., a company that is controlled by a director of the Company. The Company has guaranteed the full amount of the loan maturing September 15, 2017 with an outstanding balance of $972,194 as at February 28, 2014 (February 28, 2013—$1,019,750). The guarantee is supported by a general security agreement secured by a floating charge on all of the Company’s fixed assets.

Under the current credit facility the Company is required to maintain minimum working capital and debt service coverage ratios. As at February 28, 2014 and 2013 the Company was in compliance with these covenants.

13. Financial Instruments

Credit Risk

The Company is susceptible to credit risk on its accounts receivable and mitigates this risk through an extensive credit evaluation process.

Interest Rate Risk

The Company’s operating line of credit bears interest based at prime and, accordingly, exposes the Company to interest rate risk through fluctuation in the prime rate. As at February 28, 2014 and 2013 there was no amount due on the operating line of credit.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company is exposed to this risk mainly in respect to its accounts payable and accrued liabilities and its management remunerations payable. At February 28, 2014 the company had a working capital balance of $5,559,850 (February 28, 2013—$6,089,611)

Foreign Currency Risk

Currency risk is the risk to the Company’s earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company is susceptible to foreign currency risk on its US dollar cash balance in the amount of $5,829 as at February 28, 2014 (February 28, 2013—$64,018).

14. Canadian Accounting Standards for Private Enterprises and US GAAP Reconciliation

The financial statements of the Company have been prepared in accordance with Canadian Accounting Standards for Private Enterprises. The material differences between the accounting policies used by the Company under Canadian Accounting Standards for Private Enterprises and US GAAP are disclosed below.

a) Income Taxes

Under US GAAP, the Company recognizes a tax benefit if it is more likely than not that a tax position taken or expected to be taken in a tax return will be sustained upon examination by taxing authorities based on the merits of the position. The tax benefit recognized in the financial statements is measured based on the largest amount of benefit that is greater than 50 per cent likely of being realized upon settlement. The difference

TRAIL TIRE DISTRIBUTORS LTD.

Notes to the Financial Statements

February 28, 2014 and February 28, 2013

(In Canadian Dollars)

between a tax position taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to this guidance represents an unrecognized tax benefit. An unrecognized tax benefit is disclosed as a long-term liability unless the Corporation anticipates a payment or receipt within one year in respect of the position. As a result of implementing these provisions there was no material impact on the Company’s financial statements.

Under US GAAP the Company is required to calculate and record corporate income taxes based on enacted corporate income tax rates. Under the Canadian Accounting Standards for Private Enterprises, the Company had calculated and recognized corporate income taxes using substantively enacted corporate income tax rates. For the company, enacted and substantively enacted corporate tax rates are the same; as a result no differences to calculated and recognized corporate income taxes arise. There are no material differences between the Company’s statutory income tax rate and the effective tax rate.

b) Variable interest entities

The Company has performed a review of the entities with which it conducts business and has concluded that there are no entities that are required to be consolidated or variable interests that are required to be disclosed under the requirements of ASC Topic 810, Consolidation of Variable Interest Entities.

c) Comprehensive Income

US GAAP requires the presentation of a Statement of Comprehensive Income. The Company has no items that would cause such presentation to differ from the amounts presented as Net Income in the accompanying financial statements.

d) Cash Flows From Financing Activities

The Company did not have any cash flows from financing activities and therefore this caption does not appear on the Statements of Cash Flows.

Extreme Wheel Distributors LTD.

Index

February 28, 2014 and 2013

INDEPENDENT AUDITORS’ REPORT	Collins Barrow Edmonton LLP 2380 Commerce Place 10155—102 Street N.W. Edmonton, Alberta T5J 4G8 Canada T. 780.428.1522
To the Shareholder of Extreme Wheel Distributors Ltd.	F. 780.425.8189
www.collinsbarrow.com

We have audited the accompanying financial statements of Extreme Wheel Distributors Ltd., which comprise the balance sheets as of February 28, 2014 and February 28, 2013, and the related statements of operations, retained earnings and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Canadian Accounting Standards for Private Enterprises; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Extreme Wheel Distributors Ltd. as of February 28, 2014 and February 28, 2013, and the results of their operations and their cash flows for the years then ended in accordance with Canadian Accounting Standards for Private Enterprises.

Basis of Accounting

As more fully described in Note 2 to the financial statements, the Company’s policy is to prepare its financial statements on the basis of Canadian Accounting Standards for Private Enterprises which differ from accounting principles generally accepted in the United States of America. Our opinion is not modified with respect to that matter. Information relating to the nature and effect of such differences is presented in note 12 to the financial statements.

Edmonton, Alberta	/s/ Collins Barrow Edmonton LLP
June 20, 2014 except for Note 12 (footnotes (a) and (c)) which are as of August 18, 2014	Chartered Accountants

This office is independently owned and operated by Collins Barrow Edmonton LLP The Collins Barrow trademarks are used under License.

EXTREME WHEEL DISTRIBUTORS LTD.

Balance Sheets

As at February 28, 2014 and February 28, 2013

(In Canadian Dollars)

	February 28, 2014	February 28, 2013
ASSETS
Current Assets
Cash	$1,264,965	$931,656
Accounts receivable (Note 3)	487,572	376,209
Shareholder’s advance (Note 7)	125,000	—
Inventories (Note 4)	1,308,687	1,000,224
Goods and Services Tax recoverable	9,249	1,517
Prepaid expenses	5,431	4,705

	3,200,904	2,314,311

Loan receivable from related party (Note 5)	130,000	130,000
Property and equipment (Note 6)	34,343	45,158
Investment (Note 8)	50,858	50,858

	$3,416,105	$2,540,327

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$406,083	$252,738
Management remuneration payable	188,307	314,276
Income taxes payable	111,636	14,300

	706,026	581,314

Loans payable to related parties (Note 5)	567,689	525,526

	1,273,715	1,106,840

SHAREHOLDER’S EQUITY
Share capital (Note 9)	100	100
Retained earnings	2,142,290	1,433,387

	2,142,390	1,433,487

	$3,416,105	$2,540,327

See accompanying notes

EXTREME WHEEL DISTRIBUTORS LTD.

Statements of Operations

For the Years Ended February 28, 2014 and February 28, 2013

(In Canadian Dollars)

	2014	2013
Sales (Note 5)	$7,678,243	$6,168,369
Cost of sales (Note 5)	5,978,940	4,580,901

Gross profit	1,699,303	1,587,468

Expenses
Wages and benefits	513,475	465,680
Rent (Note 5)	110,400	110,400
Bank charges and processing fees	38,371	33,850
Professional fees	35,816	34,308
Advertising and promotion	31,237	18,132
Automotive and travel	31,069	29,019
Repairs and maintenance	18,794	20,113
Office and shop supplies	14,727	21,342
Insurance and licenses	11,396	9,420
Amortization	10,815	13,122
Management salaries	7,000	324,000
Bad debt expense	6,956	17,413
Utilities	5,005	5,149

	835,061	1,101,948

Income before other revenue (expenses) and income taxes	864,242	485,520

Other revenue (expenses)
Foreign exchange gain	—	(118)
Interest income	10,302	5,084

	10,302	4,966

Income before income taxes	874,544	490,486
Income taxes expense	165,641	68,728

Net income	$708,903	$421,758

See accompanying notes

EXTREME WHEEL DISTRIBUTORS LTD.

Statements of Retained Earnings

For the Years Ended February 28, 2014 and February 28, 2013

(In Canadian Dollars)

	2014	2013
Balance, beginning of year	$1,433,387	$1,011,629
Net income	708,903	421,758

Balance, end of year	$2,142,290	$1,433,387

See accompanying notes

EXTREME WHEEL DISTRIBUTORS LTD.

Statements of Cash Flows

For the Years Ended February 28, 2014 and February 28, 2013

(In Canadian Dollars)

	2014	2013
Cash provided by (used in):
Operating Activities
Net income	$708,903	$421,758
Item not affecting cash
Amortization	10,815	13,122
Change in non-cash working capital items (Note 10)	(303,572)	(121,860)

	416,146	313,020

Investing Activities
Purchase of equipment	—	(3,597)
Advance to shareholder	(125,000)	—
Repayment from shareholder	—	12,600
Advance to related party	—	(130,000)

	(125,000)	(120,997)

Financing Activities
Advances from related parties	162,163	86,483
Repayment to related party	(120,000)	(120,000)

	42,163	(33,517)

Increase in cash	333,309	158,506
Cash, beginning of year	931,656	773,150

Cash, end of year	$1,264,965	$931,656

See accompanying notes

EXTREME WHEEL DISTRIBUTORS LTD.

Notes to the Financial Statements

February 28, 2014 and February 28, 2013

(In Canadian Dollars)

1. Nature of Activities

The Company was incorporated under the Alberta Business Corporations Act on June 27, 2007 and commenced operations as a wholesale wheel business.

2. Summary of Significant Accounting Policies

Basis of Accounting

These financial statements are prepared in accordance with accounting standards for private enterprises, which is a basis of accounting generally accepted in Canada for entities that are privately held.

Revenue Recognition

Revenue is recognized when the goods have been delivered, the services have been completed, the transaction has been accepted by the customer and collection is reasonably assured. The Company reports its revenue net of returns, sales discounts and rebates to customers.

Interest revenue is recognized on an annual basis as it is earned.

Vendor Rebates and Allowances

Vendor rebates and allowances earned are initially recorded as a reduction in the cost of inventories and are included in operations (as a reduction of cost of goods sold) in the period the related product is sold.

Allowance for doubtful accounts

The allowance for doubtful accounts reflects management’s best estimate of losses on the accounts receivable balances. The company maintains an allowance for doubtful accounts that is estimated based on a variety of factors including accounts receivable aging, historical experience and other currently available information, including events such as customer bankruptcy and current economic conditions. Interest is charged on overdue accounts receivable balances. A provision is recorded in the period in which the receivable is deemed uncollectible.

Inventories

Inventories are valued at the lower of cost or net realizable value. The cost of inventories comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition including volume rebates and allowances from vendors. The cost of inventories is determined using the first-in, first-out (FIFO) method. Net realizable value is the estimated selling price in the ordinary course of business, less costs necessary to complete the sale. Inventory is reduced for the estimated losses due to obsolescence. This reduction is determined for groups of products based on purchases in the recent past and/or expected future demand.

EXTREME WHEEL DISTRIBUTORS LTD.

Notes to the Financial Statements

February 28, 2014 and February 28, 2013

(In Canadian Dollars)

Property and equipment

Property and equipment are recorded at cost less accumulated amortization.

Amortization is calculated at the following annual rates:

Automotive	-	30% declining balance basis
Office equipment	-	20% declining balance basis
Leasehold improvements	-	5 year straight-line basis
Computer equipment	-	30% declining balance basis
Shop equipment	-	20% declining balance basis

Property and equipment are tested for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable when it exceeds the sum of the undiscounted cash flows expected from its use and eventual disposal. In such a case, an impaired loss must be recognized and is equivalent to the excess of the carrying amount of a long-lived asset over its fair value.

Investments

The company accounts for its investment using the cost method. The carrying value of the investment is reviewed annually and written down below cost if there is a loss of value.

Income taxes

The Company uses the future income taxes method to account for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Translation of Foreign Currency Transactions

Monetary assets and liabilities of the Company are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at rates of exchange in effect at the respective transaction months. The resulting exchange gains or losses are included in net earnings. Non-monetary assets and liabilities, arising from transactions denominated in foreign currencies, are translated at rates of exchange in effect at the date of the transaction.

Use of estimates

The preparation of financial statements in conformity with Accounting Standards for Private Enterprises requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more subjective estimates included in these financial statements are the determination of allowance for doubtful accounts receivable and valuation of inventory. Actual results could differ from those estimates.

EXTREME WHEEL DISTRIBUTORS LTD.

Notes to the Financial Statements

February 28, 2014 and February 28, 2013

(In Canadian Dollars)

Financial Instruments

Measurement of financial instruments

The company initially measures its financial assets and liabilities at fair value, except for certain non-arm’s length transactions. The Company subsequently measures all its financial assets and financial liabilities at amortized cost, except for equity instruments that are quoted in an active market, which are measured at fair value. Changes in fair value are recognized in net income.

Financial assets measured at amortized cost include cash, accounts receivable, shareholder’s advance and loan receivable from related party.

Financial liabilities measured at amortized cost include accounts payable and accrued liabilities, management remuneration payable and loans payable to related parties.

Impairment

Financial assets measured at cost are tested for impairment when there are indicators of impairment. The amount of the write-down is recognized in net income. A previously recognized impairment loss may be reversed to the extent of the improvement, directly or by adjusting the allowance account, provided it is no greater than the amount that would have been reported at the date of the reversal had the impairment not been recognized previously. The amount of the reversal is recognized in net income.

Transaction costs

Transaction costs relating to financial instruments that are measured subsequently at fair value are recognized in operations in the year in which they are incurred. For instruments that are subsequently measured at amortized cost, the amount initially recognized is adjusted for transaction costs directly attributable to the origination, acquisition, issuance or assumption.

3. Accounts Receivable

Accounts receivable consist of the following:

	2014	2013
Accounts receivable—trade	$487,572	$384,768
Allowance for doubtful accounts	—	(8,559)

	$487,572	$376,209

4. Inventories

Inventories consist of the following:

	2014	2013
Tires	$34,781	$25,338
Parts and accessories	160,761	137,304
Custom wheels	1,113,145	837,582

	$1,308,687	$1,000,224

EXTREME WHEEL DISTRIBUTORS LTD.

Notes to the Financial Statements

February 28, 2014 and February 28, 2013

(In Canadian Dollars)

Cost of sales reported on the statement of operations include $5,978,940 (February 28, 2013—$4,580,901) of inventories recognized as an expense during the year.

5. Loans Receivable from/Payable to Related Parties and Related Party Transactions

Loans Receivable from/Payable to Related Parties

a) Loan receivable from related party is as follows:

	2014	2013
1694352 Alberta Ltd.	$130,000	$130,000

Loan receivable from 1694352 Alberta Ltd. is due from a company controlled by an immediate family member of the director of Extreme Wheel Ltd., is unsecured, non-interest bearing and has no stated terms of repayment.

As the loan receivable has no set repayment terms and the balance is not expected to be repaid within the year, it has been classified as a long term asset.

b) Loans payable to related parties are as follows:

	2014	2013
Trail Tire Services Ltd.	$314,037	$434,037
Regional Tire Distributors (Edmonton) Inc.	17,367	12,924
Tirecraft Western Canada Ltd.	1,291	1,115
Trail Tire Distributors Ltd.	234,994	77,450

	$567,689	$525,526

Loans payable to the companies noted above are unsecured, non-interest bearing and have no stated terms of repayment. The relationship between Extreme Wheel Distributors Ltd. and each of these companies is as follows:

Tirecraft Western Canada Ltd. is indirectly jointly controlled by an immediate family member of the director of Extreme Wheel Distributors Ltd.

Trail Tire Distributors Ltd. is owned by close family members of the sole shareholder of Extreme Wheel Distributors Ltd.

Trail Tire Services Ltd. is controlled by a close family member of the spouse of the sole shareholder of Extreme Wheel Distributors Ltd.

Regional Tire Distributors (Edmonton) Inc. (formerly known as North Alta Tire Distributors Ltd.) is partially owned by a close family member of the director of the Company.

As the related parties have agreed in writing not to demand repayment of any portion of the loan balances prior to March 1, 2015, the loans have been classified as long term liabilities.

EXTREME WHEEL DISTRIBUTORS LTD.

Notes to the Financial Statements

February 28, 2014 and February 28, 2013

(In Canadian Dollars)

Related Party Transactions

Sales to related parties are as follows:

	2014	2013
Trail Tire Distributors Ltd.	$—	$15,998
Regional Tire Distributors (Edmonton) Inc.	1,973	3,812
Trail Tire (Kingsway) Ltd.	54,808	30,695
Tirecraft (Fort Road) Centre	91,408	54,246

	$148,189	$104,751

Included in accounts receivable are the following balances receivable from related parties as at the fiscal year-end:

	2014	2013
Trail Tire Distributors Ltd.	$1,626	$549
Regional Tire Distributors (Edmonton) Inc.	—	855
Trail Tire (Kingsway) Ltd.	927	412

	$2,553	$1,816

Purchases from related parties are as follows:

	2014	2013
Trail Tire Distributors Ltd.	$102,844	$142,206
Regional Tire Distributors (Edmonton) Inc.	9,164	329

	$112,008	$142,535

Included in rent expense are lease payments paid to 1470242 Alberta Ltd., a company controlled by an immediate family member of the sole shareholder of the company, which amounted to $110,400 for the 2014 fiscal year (February 28, 2013—$110,400).

Included in accounts payable and accrued liabilities are the following balances payable to the related parties as at the fiscal year-end:

	2014	2013
Tirecraft Western Canada Ltd.	$1,551	$390
Regional Tire Distributors (Edmonton) Inc.	2,731	72
Trail Tire Distributors Ltd.	6,255	3,614

	$10,537	$4,076

The related party transactions are in the normal course of operations and have been reported in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

EXTREME WHEEL DISTRIBUTORS LTD.

Notes to the Financial Statements

February 28, 2014 and February 28, 2013

(In Canadian Dollars)

6. Property and equipment

		2014
	Cost	Accumulated Amortization	Net
Automotive	$10,620	$9,103	$1,517
Office equipment	10,250	6,924	3,326
Leasehold improvements	11,190	10,285	905
Computer equipment	15,608	14,965	643
Shop equipment	71,373	43,421	27,952

	$119,041	$84,698	$34,343

		2013
	Cost	Accumulated Amortization	Net
Automotive	$10,620	$8,453	$2,167
Office equipment	10,250	6,093	4,157
Leasehold improvements	11,190	8,260	2,930
Computer equipment	15,608	14,688	920
Shop equipment	71,373	36,389	34,984

	$119,041	$73,883	$45,158

7. Shareholder’s advance

Shareholder’s advance at February 28, 2014 is unsecured, non-interest bearing, and will be repaid within the 2015 fiscal year. As such, the advance has been classified as a current asset.

8. Investment

The Company accounts for its portfolio investment in TireWare Inc. at cost. TireWare Inc. is a non-public company based in the United States of America.

9. Share Capital

Authorized:
Unlimited number of Class A common shares
Unlimited number of Class B common shares
Unlimited number of Class C common shares
1,000,000 Class D preferred shares without nominal or par value

	2014	2013
Issued:
100 Class A common shares	$100	$100

EXTREME WHEEL DISTRIBUTORS LTD.

Notes to the Financial Statements

February 28, 2014 and February 28, 2013

(In Canadian Dollars)

10. Non-cash Working Capital Items

Non-cash working capital items related to operations are as follows:

	2014	2013
Accounts receivable	$(111,363)	$79,751
Goods and Services Tax recoverable	(7,732)	(1,517)
Inventories	(308,463)	(102,325)
Prepaid expenses	(726)	(288)
Accounts payable and accrued liabilities	153,345	39,264
Income taxes payable	97,336	3,979
Management remuneration payable	(125,969)	(140,724)

	$(303,572)	$(121,860)

11. Financial Instruments

Credit Risk

Credit risk arises from the potential that a counter party will fail to perform its obligations. The Company is susceptible to concentration of credit risk on its accounts receivable and mitigates this risk through an extensive credit evaluation process.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company is exposed to this risk mainly in respect to its accounts payable and accrued liabilities and its management remuneration payable. At February 28, 2014 the company had working capital of $2,494,878 (February 28, 2013—$1,732,997)

Foreign Currency Risk

Currency risk is the risk to the Company’s earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company is susceptible to foreign currency risk on its US dollar cash balance in the amount of $5,812 as at February 28, 2014 (February 28, 2013—$102,054).

12. Canadian Accounting Standards for Private Enterprises and US GAAP Reconciliation

The financial statements of the Company have been prepared in accordance with Canadian Accounting Standards for Private Enterprises. The material differences between the accounting policies used by the Company under Canadian Accounting Standards for Private Enterprises and US GAAP are disclosed below.

a) Income Taxes

Under US GAAP, the Company recognizes a tax benefit if it is more likely than not that a tax position taken or expected to be taken in a tax return will be sustained upon examination by taxing authorities based on the merits of the position. The tax benefit recognized in the financial statements is measured based on the largest amount of benefit that is greater than 50 per cent likely of being realized upon settlement.

EXTREME WHEEL DISTRIBUTORS LTD.

Notes to the Financial Statements

February 28, 2014 and February 28, 2013

(In Canadian Dollars)

The difference between a tax position taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to this guidance represents an unrecognized tax benefit. An unrecognized tax benefit is disclosed as a long-term liability unless the Corporation anticipates a payment or receipt within one year in respect of the position. As a result of implementing these provisions there was no material impact on the Company’s financial statements.

Under US GAAP the Company is required to calculate and record corporate income taxes based on enacted corporate income tax rates. Under the Canadian Accounting Standards for Private Enterprises, the Company had calculated and recognized corporate income taxes using substantively enacted corporate income tax rates. For the company, enacted and substantively enacted corporate tax rates are the same; as a result no differences to calculated and recognized corporate income taxes arise. There are no material differences between the Company’s statutory income tax rate and the effective tax rate.

b) Variable interest entities

The Company has performed a review of the entities with which it conducts business and has concluded that there are no entities that are required to be consolidated or variable interest that are required to be disclosed under the requirements of ASC Topic 810, Consolidation of Variable Interest Entities.

c) Comprehensive Income

US GAAP requires the presentation of a Statement of Comprehensive Income. The Company has no items that would cause such presentation to differ from the amounts presented as Net Income in the accompanying financial statements.

Kirks Tire LTD.

Index

January 31, 2014, 2013 and 2012

Page
Independent Auditors’ Report	F-113

Financial Statements

Balance Sheets	F-114

Statements of Operations	F-115

Statements of Retained Earnings	F-116

Statements of Cash Flows	F-118

Notes to Financial Statements	F-117

Collins Barrow Edmonton LLP
INDEPENDENT AUDITORS’ REPORT	2380 Commerce Place
10155—102 Street N.W.
Edmonton, Alberta
T5J 4G8 Canada
T. 780.428.1522
To the Shareholders of Kirks Tire Ltd.	F. 780.425.8189
www.collinsbarrow.com

Report on the Financial Statements

We have audited the accompanying financial statements of Kirks Tire Ltd., which comprise the balance sheets as of January 31, 2014, January 31, 2013 and January 31, 2012, and the related statements of operations, retained earnings and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Canadian Accounting Standards for Private Enterprises; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kirks Tire Ltd. as of January 31, 2014, January 31, 2013 and January 31, 2012, and the results of their operations and their cash flows for the years then ended in accordance with Canadian Accounting Standards for Private Enterprises.

Basis of Accounting

As more fully described in Note 2 to the financial statements, the Company’s policy is to prepare its financial statements on the basis of Canadian Accounting Standards for Private Enterprises which differ from accounting principles generally accepted in the United States of America. Our opinion is not modified with respect to that matter. Information relating to the nature and effect of such differences is presented in note 12 to the financial statements.

Edmonton, Alberta	/s/ Collins Barrow Edmonton LLP
June 25, 2014 except for Note 12 (footnotes (a) and (d)) which are as of August 18, 2014 and Note 13 which is as of September 11, 2014	Chartered Accountants

This office is independently owned and operated by Collins Barrow Edmonton LLP The Collins Barrow trademarks are used under License.

KIRKS TIRE LTD.

Balance Sheets

As at January 31, 2014, January 31, 2013 and January 31, 2012

(In Canadian Dollars)

	January 31, 2014	January 31, 2013	January 31, 2012
ASSETS
Current Assets
Cash	$3,335,664	$3,003,972	$3,057,437
Accounts receivable (Note 3)	4,132,997	3,697,496	1,252,975
Related Party Accounts Receivable (Note 5)`	4,321,033	1,960,220	4,840,814
Goods and Services Tax receivable	30,156	192,088	185,262
Inventories (Note 4)	5,756,489	8,980,481	7,860,693
Prepaid expenses	50,967	58,841	60,793
Income taxes receivable	—	—	248,218

	17,627,306	17,893,098	17,506,192

Loans receivable from related parties (Note 5)	3,811,861	12,509,058	10,778,106
Equipment (Note 7)	336,379	323,768	312,941
Investment	100	100	100

	$21,775,646	$30,726,024	$28,597,339

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$913,958	$3,879,042	$3,445,598
Related Party Accounts Payable (Note 5)	1,715,896	3,323,190	2,514,651
Income taxes payable	953,942	1,286,971	—
Management remuneration payable	—	1,735,000	5,299,650

	3,583,796	10,224,203	11,259,899

Loans payable to related parties (Note 5)	3,877,762	1,881,243	3,681,345
Shareholders’ loans (Note 6)	2,614,082	3,660,734	4,903,868

	10,075,640	15,766,180	19,845,112

SHAREHOLDERS’ EQUITY
Common shares (Note 8)	150	150	150
Preferred shares (Note 8)	588,608	588,608	588,608
Contributed surplus	1,894,789	1,894,789	1,894,789
Retained earnings	9,216,459	12,476,297	6,268,680

	11,700,006	14,959,844	8,752,227

	$21,775,646	$30,726,024	$28,597,339

Commitments and Contingency (Note 10)

See accompanying notes

KIRKS TIRE LTD.

Statements of Operations

For the Years Ended January 31, 2014, January 31, 2013 and January 31, 2012

(In Canadian Dollars)

	January 31, 2014	January 31, 2013	January 31, 2012
Sales third-party	23,516,358	20,344,957	16,371,487
Related party sales (Note 5)	42,352,565	40,741,608	36,231,652

Total Sales	65,868,923	61,086,565	52,603,139

Cost of sales third-party	49,745,807	48,216,499	42,760,849
Related party cost of sales (Note 5)	975,085	448,584	398,921

Total Cost of sales	50,720,892	48,665,083	43,159,770

Gross profit	15,148,031	12,421,482	9,443,369

Expenses
Wages and benefits	1,497,033	1,278,658	1,142,440
Automotive	222,339	164,902	165,594
Administrative	178,056	50,011	825
Repairs and maintenance	142,723	68,195	61,987
Utilities	119,314	112,658	112,914
Related party rent (Note 5)	115,800	115,800	115,800
Interest and bank charges	105,882	68,494	65,399
Office (Note 5)	105,271	86,787	69,148
Amortization	100,476	95,861	117,442
Advertising and promotion	82,966	71,317	60,625
Property taxes	67,098	63,554	60,376
Shop supplies	62,537	25,629	20,660
Travel	54,695	38,004	39,015
Insurance	50,876	52,697	41,941
Telephone	39,274	52,130	40,565
Dues and memberships	12,394	8,871	8,059
Professional fees	1,548	15,071	5,588
Bad debt expense (recovery)	(35,881)	104,573	771,702
Management salaries	—	1,735,000	5,299,650

	2,922,401	4,208,212	8,199,730

Income before other revenue and income taxes	12,225,630	8,213,270	1,243,639

Other revenue
Interest income	55,229	54,562	45,019
Gain on sale of equipment	36,327	6,542	6,399

Income before income taxes	12,317,186	8,274,374	1,295,057
Income taxes expense	3,077,024	2,066,757	343,804

Net income	$9,240,162	$6,207,617	$951,253

See accompanying notes

KIRKS TIRE LTD.

Statements of Retained Earnings

For the Years Ended January 31, 2014, January 31, 2013 and January 31, 2012

(In Canadian Dollars)

	January 31, 2014	January 31, 2013	January 31, 2012
Balance, beginning of year	$12,476,297	$6,268,680	$5,317,427
Net income	9,240,162	6,207,617	951,253
Dividends paid	(12,500,000)	—	—

Balance, end of year	$9,216,459	$12,476,297	$6,268,680

See accompanying notes

KIRKS TIRE LTD.

Statements of Cash Flows

For the Years Ended January 31, 2014, January 31, 2013 and January 31, 2012

(In Canadian Dollars)

	January 31, 2014	January 31, 2013	January 31, 2012
Cash provided by (used in):
Operating Activities
Net income	$9,240,162	$6,207,617	$951,253
Items not affecting cash
Amortization	100,476	95,861	117,442
Gain on sale of equipment	(36,327)	(6,542)	(6,399)

	9,304,311	6,296,936	1,062,296

Change in non-cash working capital items (Note 9)	(6,042,923)	(1,476,067)	143,010

	3,261,388	4,820,869	1,205,306

Investing Activities
Purchase of equipment	(154,534)	(193,798)	(157,166)
Proceeds on disposal of equipment	77,774	93,652	27,416
Advances to related parties	(3,807,320)	(8,705,534)	(5,087,723)
Repayments from related parties	12,504,518	6,974,582	5,567,412

	8,620,438	(1,831,098)	349,939

Financing Activities
Repayments to shareholders	(15,580,910)	(1,269,568)	—
Advances from shareholders	2,034,258	26,433	790,967
Advances from related parties	3,866,554	1,324,990	3,114,163
Repayments to related parties	(1,870,036)	(3,125,091)	(3,454,708)

	(11,550,134)	(3,043,236)	450,422

Increase (decrease) in cash	331,692	(53,465)	2,005,667
Cash, beginning of year	3,003,972	3,057,437	1,051,770

Cash, end of year	$3,335,664	$3,003,972	$3,057,437

See accompanying notes

KIRKS TIRE LTD.

Notes to the Financial Statements

January 31, 2014, January 31, 2013 and January 31, 2012

(In Canadian Dollars)

1. Nature of operations

The Company was incorporated under the Alberta Business Corporations Act on January 30, 1990 and operates a tire distribution sales and service business.

2. Summary of significant accounting policies

Basis of presentation

These financial statements are prepared in accordance and in compliance with Canadian accounting standards for private enterprises (“ASPE”), as issued by the Canadian Institute of Chartered Accountants (“CICA”).

Revenue recognition

Revenue is recognized when the goods have been delivered, the services have been completed, the transaction has been accepted by the customer and collection is reasonably assured. The Company reports its revenue net of returns, sales discounts and volume rebates to customers.

Interest revenue is recognized on an annual basis as it is earned.

Translation of Foreign Currency

Monetary assets and liabilities of the Company are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at rates of exchange in effect at the respective transaction months. The resulting exchange gains or losses are included in net earnings. Non-monetary assets and liabilities, arising from transactions denominated in foreign currencies, are translated at rates of exchange in effect at the date of the transaction.

Foreign Currency Contracts

The Company may enter into foreign currency forward contracts to reduce exposure to foreign currency fluctuations. The contracts are measured at fair value and the resulting gains or losses, that would be realized if the position was sold before the valuation dates, are recorded as unrealized gains or losses.

Vendor Rebates and Allowances

The Company participates in various purchase rebate programs with its major tire vendors including early payment incentives and volume purchase rebates based on defined levels of purchase volume. These arrangements enable the Company to earn rebates that reduce the cost of merchandise purchased. Vendor rebates and allowances are accrued as earned. Vendor rebates and allowances earned are initially recorded as a reduction in the cost of merchandise inventories and are included in operations (as a reduction of cost of goods sold) in the period the related product is sold.

Allowance for doubtful accounts

The allowance for doubtful accounts reflects management’s best estimate of losses on the accounts receivable balances. The company maintains an allowance for doubtful accounts that is estimated based on a

KIRKS TIRE LTD.

Notes to the Financial Statements

January 31, 2014, January 31, 2013 and January 31, 2012

(In Canadian Dollars)

variety of factors including accounts receivable aging, historical experience and other currently available information, including events such as customer bankruptcy and current economic conditions. Interest is charged on overdue account receivable balances. A provision is recorded in the period in which the receivable is deemed uncollectible.

Inventories

Inventories are valued at the lower of cost or net realizable value. The cost of inventories comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition including volume rebates and allowances from vendors. The cost of inventories is determined using the first-in, first-out (FIFO) method. Net realizable value is the estimated selling price in the ordinary course of business, less costs necessary to complete the sale. Inventory is reduced for the estimated losses due to obsolescence. This reduction is determined for groups of products based on purchases in the recent past and/or expected future demand.

Equipment

Property and equipment are recorded at cost less accumulated amortization.

Amortization is calculated at the following annual rates:

Automotive	-	30% declining balance basis
Computer equipment	-	55% declining balance basis
Manufacturing equipment	-	30% straight-line basis
Shop equipment	-	20% declining balance basis

Property and equipment are tested for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable when it exceeds the sum of the undiscounted cash flows expected from its use and eventual disposal. In such a case, an impaired loss must be recognized and is equivalent to the excess of the carrying amount of a long-lived asset over its fair value.

Investments

The company accounts for its investments using the cost method. The carrying value of each investment is reviewed annually and written down below cost if there is a loss of value.

Income taxes

The Company uses the future income taxes method to account for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income taxes have not been recorded as they are considered insignificant.

Use of estimates

The preparation of these financial statements in conformity with Canadian Accounting Standards for Private Enterprises requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and

KIRKS TIRE LTD.

Notes to the Financial Statements

January 31, 2014, January 31, 2013 and January 31, 2012

(In Canadian Dollars)

the reported amounts of revenues and expenses during the reporting period. Significant estimates included in the financial statements are the valuation of accounts receivable, valuation of inventory, and the estimated useful life of long-lived assets for purposes of calculating amortization. Actual results could differ from those estimates.

Financial Instruments

Measurement of financial instruments

The company initially measures its financial assets and liabilities at fair value, except for certain non-arm’s length transactions. The Company subsequently measures all its financial assets and financial liabilities at amortized cost, except for equity instruments that are quoted in an active market, which are measured at fair value. Changes in fair value are recognized in net income.

Financial assets measured at amortized cost include cash, accounts receivable and loans receivable from related parties.

Financial liabilities measured at amortized cost include accounts payable and accrued liabilities, management remuneration payable, loans payable to related parties and shareholders’ loans.

Impairment

Financial assets measured at cost are tested for impairment when there are indicators of impairment. The amount of the write-down is recognized in net income. The previously recognized impairment loss may be reversed to the extent of the improvement, directly or by adjusting the allowance account, provided it is no greater than the amount that would have been reported at the date of the reversal had the impairment not been recognized previously. The amount of the reversal is recognized in net income.

Transaction costs

The Company recognizes its transaction costs in net income in the period incurred. However, the carrying amount of the financial instruments that will not be subsequently measured at fair value is reflected in the transaction costs that are directly attributable to their origination, issuance or assumptions.

3. Accounts Receivable

Accounts Receivable consists of the following:

	January 31, 2014	January 31, 2013	January 31, 2012
Accounts Receivable—Trade	$5,658,335	$5,368,538	2,819,444
Allowance for Doubtful Accounts	(1,525,338)	(1,671,042)	(1,566,469)

	$4,132,997	$3,697,496	$1,252,975

4. Inventories

Inventory consists of the following:

	January 31, 2014	January 31, 2013	January 31, 2012
Tires	$5,736,837	$8,970,484	$7,856,484
Parts	19,652	9,997	4,209

	$5,756,489	$8,980,481	$7,860,693

KIRKS TIRE LTD.

Notes to the Financial Statements

January 31, 2014, January 31, 2013 and January 31, 2012

(In Canadian Dollars)

At the fiscal year end, inventory included volume rebates and allowances of $ 595,000 (January 31, 2013—$1,093,336, January 31, 2012—$898,381).

Cost of sales reported on the statement of operations include $50,720,892 (January 31, 2013—$48,665,083, January 31, 2012—$43,159,770) of inventories recognized as an expense during the year.

5. Loans Receivable from/Payable to Related Parties and Related Party Transactions

Loans receivable from related parties are as follows:

	January 31, 2014	January 31, 2013	January 31, 2012
Integra Tire & Auto Centres Canada Ltd.	$48,503	$—	$—
Kirk Tire Distributors Ltd.	22,843	—	1,008
Pask Technology Group Inc.	93,878	4,541	—
Regional Tire Distributors (Manitoba) Inc.	3,646,637	—	—
Tirecraft Edmonton Truck Centre Ltd.	—	4,037,756	858,110
Regional Tire Distributors (Vernon) Inc.	—	1,029,582	795,422
Ranger Tire Inc.	—	752,997	752,998
Regional Tire Distributors (Saskatchewan) Inc.	—	3,467,827	326,019
Regional Tire Distributors (Victoria) Inc.	—	554,592	277,842
TCBC Holdings Inc.	—	235,357	—
Regional Tire Distributors (Edmonton) Inc.	—	711,308	2,365,960
Ward Tires, Inc.	—	1,565,774	40,965
KDW Enterprises Ltd.	—	149,324	40,860
Kirk’s Tire (Edmonton) Ltd.	—	—	50,000
Treads West Retreading Inc.	—	—	1,340,501
Tirecraft Canada Ltd.	—	—	21,000
Elrich Calgary Corp.	—	—	314,671
L&K Tire Inc.	—	—	1,530,169
Regional Tire Distributors (Calgary) Inc.	—	—	1,848,046
1494974 Alberta Ltd.	—	—	180,000
VLK Properties Ltd.	—	—	34,535

	$3,811,861	$12,509,058	$10,778,106

Loans receivable from the companies noted above are unsecured, non-interest bearing and have no stated terms of repayment. As the loans receivable have no stated terms of repayment and are not expected to be repaid within the next year, they have been classified as long term assets.

KIRKS TIRE LTD.

Notes to the Financial Statements

January 31, 2014, January 31, 2013 and January 31, 2012

(In Canadian Dollars)

Loans payable to related parties are as follows:

	January 31, 2014	January 31, 2013	January 31, 2012
Regional Tire Distributors (Saskatchewan) Inc.	$107,560	$—	$—
Regional Tire Distributors (Edmonton) Inc.	3,750,000	—	400,000
Regional Tire Distributors (Calgary) Inc.	4,593	286,353	—
Kirk’s Tire (Red Deer) Ltd.	5,080	17,840	7,233
Kirk’s Mid-Way Tire Ltd.	9,347	20,151	125,236
Kirk’s Tire (Cardston) Ltd.	1,066	2,160	—
Kirk’s Taber Ltd.	116	39	800,015
Elrich Calgary Corp.	—	927,007	—
Son Tirecraft Burnaby Inc.	—	91,237	—
Ward Tires, Inc.	—	34,304	34,304
Kirk’s Tire (Edmonton) Ltd.	—	309	—
590545 Alberta Ltd.	—	500,000	500,000
Kirk’s Tire (Brooks) Ltd.	—	1,843	4,277
TCBC Holdings Inc.	—	—	31,736
Regional Tire Distributors (Langley) Inc.	—	—	478,544
767021 Alberta Ltd.	—	—	1,300,000

	$3,877,762	$1,881,243	$3,681,345

Loans payable to the companies noted above are unsecured, non-interest bearing and have no stated terms of repayment. As the related parties have agreed in writing not to demand repayment of any portion of the loan balances prior to February 1, 2015, the loans have been classified as long term liabilities.

KIRKS TIRE LTD.

Notes to the Financial Statements

January 31, 2014, January 31, 2013 and January 31, 2012

(In Canadian Dollars)

Related party accounts receivable are as follows:

	January 31, 2014	January 31, 2013	January 31, 2012
Ward Tires, Inc.	$262,051	$84,157	$1,663
Ranger Tire Inc.	8,393	183,089	2,152,394
Trail Tire Distributors Ltd.	860,172	—	449,910
Elrich Calgary Corp.	69,403	273	—
Integra Tire & Auto Centres Canada Ltd.	209,159	—	—
Pask Technology Group Inc.	41	—	—
Pasta Fresco	1,170	—	—
TCBC Holdings Inc.	474,032	—	—
B&K Vehicles Inc.	296	—	—
Commercial Tire Inc.	2,240	11,988	356
Oasis Sales & Service Ltd.	1,105	—	—
1299068 Alberta Ltd.	28,828	—	232,481
KDW Enterprises Ltd.	173,560	118,928	53,280
CAJM Holdings Ltd.	10,659	4,224	655
Treads West Retreading Inc.	3,224	462	—
Tirecraft Lloydminster Truck Centre Inc.	3,032	1,425	754
Kirk’s AdminCo Ltd.	960	6,000	—
Kirk’s Tire (Cardston) Ltd.	139,428	98,452	116,950
Kirk’s Tire (Red Deer) Ltd.	33,035	117,219	87,394
Kirk’s Tire (Brooks) Ltd.	58,017	191,556	96,868
Kirk’s Taber Ltd.	247,468	204,682	200,671
Kirk’s Tire (Edmonton) Ltd.	35,981	64,383	9,325
Kirk’s Mid-Way Tire Ltd.	520,009	432,240	643,536
Regional Tire Distributors (Edmonton) Inc.	48,891	—	169,817
Regional Tire Distributors (Vernon) Inc.	532,480	121,723	38,956
Regional Tire Distributors (Calgary) Inc.	97,974	95,353	238,722
Regional Tire Distributors (Langley) Inc.	47,608	88,169	90,654
Regional Tire Distributors (Victoria) Inc.	451,817	—	59,317
L&K Tire Inc.	—	64,765	—
Kirk Tire Distributors Ltd.	—	7,234	—
Regional Tire Distributors (Saskatchewan) Inc.	—	63,898	195,227
Kirk’s Tire (Calgary) Ltd.	—	—	174
Tirecraft Aldergrove	—	—	1,394
Extreme Wheel Distributors Ltd.	—	—	5
590545 Alberta Ltd.	—	—	311

	$4,321,033	$1,960,220	$4,840,814

KIRKS TIRE LTD.

Notes to the Financial Statements

January 31, 2014, January 31, 2013 and January 31, 2012

(In Canadian Dollars)

Related party accounts payable are as follows:

	January 31, 2014	January 31, 2013	January 31, 2012
Ward Tires, Inc.	$1,475	$41,715	$340,350
Ranger Tire Inc.	111,959	37,698	81,876
Extreme Wheel Distributors Ltd.	5,737	495	4,860
Trail Tire Distributors Ltd.	16,996	16,914	18,998
Elrich Calgary Corp.	9,743	410,635	410,710
Pask Technology Group Inc.	474	386	224
590545 Alberta Ltd.	7,875	56,868	—
L&K Tire Inc.	73,368	3,482	—
B&K Vehicles Inc.	9,560	—	—
KDW Enterprises Ltd.	26,904	46,768	182,576
Son Tirecraft Burnaby Inc.	4,779	—	—
Tirecraft Edmonton Truck Centre Ltd.	403,536	9,794	39,581
Kirk Tire Distributors Ltd.	269	—	—
Kirk’s AdminCo Ltd.	138	223	351
Kirk’s Tire (Cardston) Ltd.	34	1,497	76
Kirk’s Tire (Red Deer) Ltd.	68,651	60,165	43,812
Kirk’s Tire (Brooks) Ltd.	24,044	11,826	93,838
Kirk’s Taber Ltd.	22,236	39,395	58,539
Kirk’s Tire (Edmonton) Ltd.	11,167	4,453	8,801
Tirecraft of Calgary	11,624	54,453	38,238
TCBC Holdings Inc.	17,893	—	7,179
Tirecraft Western Canada Ltd.	14,678	10,584	85,516
Kirk’s Mid-Way Tire Ltd.	49,516	24,738	140,064
BJK Holdings Ltd.	570,900	268,138	795,601
Regional Tire Distributors (Edmonton) Inc.	8,462	840,739	24,588
Regional Tire Distributors (Vernon) Inc.	25,756	—	—
Regional Tire Distributors (Saskatchewan) Inc.	72,196	—	—
Regional Tire Distributors (Calgary) Inc.	110,146	476,564	39,371
Regional Tire Distributors (Langley) Inc.	35,780	888,248	3,592
Treads West Retreading Inc.	—	921	4,125
Commercial Tire Inc.	—	—	53,090
Kirk’s Tire (Calgary) Ltd.	—	320	9,159
Regional Tire Distributors (Victoria) Inc.	—	16,171	—
Tirecraft Canada Ltd.	—	—	29,536

	$1,715,896	$3,323,190	$2,514,651

KIRKS TIRE LTD.

Notes to the Financial Statements

January 31, 2014, January 31, 2013 and January 31, 2012

(In Canadian Dollars)

The following summarizes the Company’s related party sales:

	January 31, 2014	January 31, 2013	January 31, 2012
1299068 Alberta Ltd	$6,324,015	$8,815,582	$8,118,225
Commercial Tire Inc.	157,087	145,642	195,884
Integra Tire & Auto Centres Canada Ltd.	144,679	—	—
KDW Enterprises Ltd.	1,200,006	684,485	328,218
Kirk’s Tire (Brooks) Ltd.	2,377,544	2,126,831	1,910,220
Kirk’s Tire (Cardston) Ltd.	1,298,124	1,215,298	1,172,879
Kirk’s Tire (Edmonton) Ltd.	1,049,189	637,086	776,834
Kirk’s Mid-Way Tire Ltd.	5,607,725	5,730,464	5,471,719
Kirk’s Tire (Red Deer) Ltd.	1,750,172	1,906,419	1,896,594
Kirk’s Taber Ltd.	2,713,119	2,914,555	2,261,559
L&K Tire Inc.	500	—	—
Oasis Sales & Service Ltd.	785	—	—
Regional Tire Distributors (Calgary) Inc.	4,104,982	2,642,510	2,259,935
Regional Tire Distributors (Edmonton) Inc.	648,512	770,468	1,195,376
Regional Tire Distributors (Langley) Inc.	1,374,047	834,921	999,544
Regional Tire Distributors (Manitoba) Inc.	263,195	—	—
Regional Tire Distributors (Saskatchewan) Inc.	770,928	937,043	322,559
Regional Tire Distributors (Vernon) Inc.	1,799,215	1,763,106	1,790,672
Regional Tire Distributors (Victoria) Inc.	328,150	279,913	90,879
TCBC Holdings Inc.	1,645,316	—	1,632,830
Tirecraft Lloydminster Truck Centre Inc.	575,076	465,064	346,711
Tirecraft Nisku Inc.	26,972	6,546	7,387
Trail Tire Distributors Ltd.	8,193,227	7,023,218	5,452,383
Tirecraft Aldergrove	—	1,838,785	1,244
590545 Alberta Ltd.	—	1,088	—
Tirecraft Richmond	—	2,584	—

	$42,352,565	$40,741,608	$36,231,652

The following summarizes the Company’s related party cost of sales and expenses:

	January 31, 2014	January 31, 2013	January 31, 2012
Pask Technology Group Inc.	$5,483	$5,391	$5,705
Kirk’s Adminco Ltd.	3,057	3,212	7,262
BJK Holdings Ltd.	880,585	—	—
W.R. Kirk Holdings Ltd.	115,800	115,800	115,800
590545 Alberta Ltd.	94,500	306,256	398,921
Commercial Tire Inc.	—	142,328	—

	$1,099,425	$572,987	$527,688

Related party expenses to Pask Technology Inc. and Kirk’s Adminco Ltd. have been included in office expense. Related party expenses to 590545 Alberta Ltd., Commercial Tire Inc. and BJK Holdings Ltd. have been included in related party cost of sales. Related party expenses to W.R. Kirk Holdings Ltd. have been included in related party rent expense.

KIRKS TIRE LTD.

Notes to the Financial Statements

January 31, 2014, January 31, 2013 and January 31, 2012

(In Canadian Dollars)

The following summarizes all the Company’s volume bonuses received and rebilled to related and unrelated parties:

	January 31, 2014	January 31, 2013	January 31, 2012
Volume bonuses received	$9,737,286	$7,776,280	$6,492,767

Volume bonuses rebilled:
Integra Tire & Auto Centres Canada Ltd.	285,339	—	—
KDW Enterprises Ltd.	152,840	—	151,800
Kirk’s Tire (Edmonton) Ltd.	3,561	—	—
Regional Tire Distributors (Calgary) Inc.	1,119,087	828,223	187,075
Regional Tire Distributors (Edmonton) Inc.	2,308,423	1,403,495	698,113
Regional Tire Distributors (Langley) Inc.	905,479	594,365	918,436
Regional Tire Distributors (Manitoba) Inc.	399,332	—	—
Regional Tire Distributors (Saskatchewan) Inc.	387,357	578,995	—
Regional Tire Distributors (Vernon) Inc.	348,608	265,248	123,304
Regional Tire Distributors (Victoria) Inc.	206,559	146,091	330
TCBC Holdings Inc.	4,835	—	—
Tirecraft Edmonton Truck Centre Ltd.	101,363	277,568	98,347
Tirecraft of Calgary	1,350	342,950	—
Ranger Tire Inc.	16,646	—	—
Kamloops Tire Ltd.	885	—	—
Tiresmith Inc.	55,254	60,622	64,589
Ward Tires, Inc.	5,370	127,334	318,447
BJK Holdings Ltd.	—	3,708,798	1,318,201
Commercial Tire Inc.	—	51,342	100,785
Elrich Calgary Corp.	—	—	182,645
L&K Tire Inc.	—	—	1,731,416
Trail Tire Distributors Ltd.	—	—	6,467
OK Tire 99 Street	—	—	136,000
Tirecraft Canada Ltd.	—	(145,976)	83,396
Tirecraft Western Canada Ltd.	—	(110,517)	254,976

	6,302,288	8,128,538	6,374,327

Volume bonuses recognized as income (expense)	$3,434,998	$(352,258)	$118,440

Companies not directly related to Kirk’s Tire Ltd. that received volume bonuses are Ranger Tire Inc., Kamloops Tire Ltd., Tiresmith Inc., Ward Tires, Inc., Trail Tire Distributors Ltd. and OK Tire 99 Street.

The relationship between Kirk’s Tire Ltd. and each of the companies above is as follows:

The following companies are jointly controlled by a director of Kirk’s Tire Ltd.: KDW Enterprises Ltd., Kirk’s Tire (Edmonton) Ltd., L&K Tire Inc., Kirk’s Tire (Brooks) Ltd., Regional Tire Distributors (Langley) Inc., Commercial Tire Inc., Kirk’s AdminCo Ltd., Tirecraft Western Canada Ltd., Tirecraft Nisku Inc., BJK Holdings Ltd., W.R. Kirk Holdings Ltd., Tirecraft Edmonton Truck Centre Ltd., TCBC Holdings Inc., Regional Tire Distributors (Edmonton) Inc., Elrich Calgary Corp., Regional Tire Distributors (Calgary) Inc., 1494974 Alberta Ltd., VLK Properties Ltd., Kirk’s Tire (Red Deer) Ltd., 590545 Alberta Ltd., 767021 Alberta Ltd., B&K Vehicles Inc., 1299068 Alberta Ltd., Tirecraft Lloydminster Truck Centre Inc., Tirecraft Aldergrove, and Tirecraft Richmond.

KIRKS TIRE LTD.

Notes to the Financial Statements

January 31, 2014, January 31, 2013 and January 31, 2012

(In Canadian Dollars)

The following companies are significantly influenced by a director of Kirk’s Tire Ltd.: Integra Tire & Auto Centres Canada Ltd., Regional Tire Distributors (Manitoba) Inc., Regional Tire Distributors (Saskatchewan) Inc., Regional Tire Distributors (Victoria) Inc., Regional Tire Distributors (Vernon) Inc., Tirecraft Canada Ltd., Kirk’s Mid-Way Tire Ltd., Kirk’s Tire (Cardston) Ltd., Kirk’s Taber Ltd., and Son Tirecraft Burnaby Inc.

The following companies are indirectly owned by a director of Kirk’s Tire Ltd.: Pask Technology Group Inc., Pasta Fresco, Oasis Sales & Service Ltd., CAJM Holdings Ltd., and BJK Holdings Ltd.

Kirk Tire Distributors Ltd. is owned by a close family member of a director of Kirk’s Tire Ltd.

The following companies are related to Kirk’s Tire Ltd. as the directors of the companies share joint ownership with Kirk’s Tire Ltd. companies listed above: Ranger Tire Inc., Ward Tires, Inc., Treads West Retreading Inc., Trail Tire Distributors Ltd., Extreme Wheel Distributors Ltd., OK Tire 99th Street, Kirk’s Tire (Calgary) Ltd., Tirecraft of Calgary, Kamloops Tire Ltd. and Tiresmith Inc.

These transactions are in the normal course of operations and have been reported in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

6. Shareholders’ Loans

Shareholders’ loans at January 31, 2014 which includes amounts outstanding at January 31, 2013 and January 31, 2012 are unsecured, non-interest bearing, and are due February 1, 2015.

7. Equipment

	January 31, 2014
	Cost	Accumulated Amortization	Net
Automotive	$484,048	$258,778	$225,270
Computer equipment	60,170	51,929	8,241
Manufacturing equipment	435,923	431,628	4,295
Shop equipment	394,031	295,458	98,573

	$1,374,172	$1,037,793	$336,379

	January 31, 2013
	Cost	Accumulated Amortization	Net
Automotive	$474,436	$292,152	$182,284
Computer equipment	60,170	41,857	18,313
Manufacturing equipment	435,923	429,787	6,136
Shop equipment	388,536	271,501	117,035

	$1,359,065	$1,035,297	$323,768

KIRKS TIRE LTD.

Notes to the Financial Statements

January 31, 2014, January 31, 2013 and January 31, 2012

(In Canadian Dollars)

	January 31, 2012
	Cost	Accumulated Amortization	Net
Automotive	$488,610	$314,904	$173,706
Computer equipment	66,600	19,474	47,126
Manufacturing equipment	435,923	427,158	8,765
Shop equipment	332,581	249,237	83,344

	$1,323,714	$1,010,773	$312,941

8. Share Capital

Authorized:
Unlimited number of Class “A”, “B”, “C” and “D” common voting shares
Unlimited number of Class “E”, “F”, “G” and “H” common non-voting shares

Unlimited number of Class “I” Preferred voting shares redeemable or retractable at $6,534.47 per share, entitled to non-cumulative annual dividends in an amount not to exceed 15% of redemption amount of the shares

Unlimited number of Class “J” Preferred non-voting shares redeemable or retractable at $1,000.00 per share, entitled to non-cumulative annual dividends in an amount not to exceed 15% of redemption amount of the shares

	January 31, 2014	January 31, 2013	January 31, 2012
Issued:
1,500 Class A common shares	$150	$150	$150

380 Class I preferred shares	588,308	588,308	588,308
5,900 Class J preferred shares	300	300	300

	588,608	588,608	588,608

	$588,758	$588,758	$588,758

9. Non-cash Working Capital Items

Non-cash working capital items related to operations are as follows:

	January 31, 2014	January 31, 2013	January 31, 2012
Accounts receivable and related party accounts receivable	$(2,796,314)	$436,073	$(3,958,562)
Goods and Services Tax receivable	161,932	(6,826)	3,296
Inventories	3,223,992	(1,119,788)	(730,348)
Prepaid expenses	7,874	1,952	(22,958)
Accounts payable and accrued liabilities and related party accounts payable	(4,572,378)	1,241,983	4,275,113
Income taxes payable/receivable	(333,029)	1,535,189	(223,181)
Management remuneration payable	(1,735,000)	(3,564,650)	799,650

	$(6,042,923)	$(1,476,067)	$143,010

KIRKS TIRE LTD.

Notes to the Financial Statements

January 31, 2014, January 31, 2013 and January 31, 2012

(In Canadian Dollars)

10. Commitments and Contingency

The Company has provided a continuing guarantee limited to $600,000 to 1707588 Alberta Ltd., a company indirectly owned by a director of Kirk’s Tire Ltd., along with two other companies to assist in the purchase of 134 acres of residential development land.

The Company provides continuing guarantees without limit for the purchase of inventory from Michelin and Cooper Tire made by its related parties.

11. Financial Instruments

Credit Risk

The Company is susceptible to credit risk on its accounts receivable and mitigates this risk through an extensive credit evaluation process.

The Company is susceptible to concentration of credit risk as its accounts receivable consists of 51% from related parties (January 31, 2013—35%, January 31, 2012—79%) and revenue consists of 64% from related parties (January 31, 2013—66%, January 31, 2012—69%).

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company is exposed to this risk mainly in respect to its accounts payable and accrued liabilities and its management remunerations payable. At January 31, 2014 the company had a working capital balance of $14,043,510 (January 31, 2013—$7,668,895, January 31, 2012—$6,246,293).

Foreign Currency Risk

Currency risk is the risk to the Company’s earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company is susceptible to foreign currency risk on its US dollar cash balance in the amount of $418,984 as at January 31, 2014 (January 31, 2013—$405,552, January 31, 2012—$618,371). The Company mitigates this risk through the use of foreign currency futures contracts.

12. Canadian Accounting Standards for Private Enterprises and US GAAP Reconciliation

The financial statements of the Company have been prepared in accordance with Canadian Accounting Standards for Private Enterprises. The material differences between the accounting policies used by the Company under Canadian Accounting Standards for Private Enterprises and US GAAP are disclosed below.

a) Income Taxes

Under US GAAP, the Company recognizes a tax benefit if it is more likely than not that a tax position taken or expected to be taken in a tax return will be sustained upon examination by taxing authorities based on the merits of the position. The tax benefit recognized in the financial statements is measured based on the largest amount of benefit that is greater than 50 per cent likely of being realized upon settlement. The difference between a tax position taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to this guidance represents an unrecognized tax benefit. An unrecognized tax benefit is disclosed as a long-term liability unless the Corporation anticipates a payment or receipt within one year in respect of the position. As a result of implementing these provisions there was no material impact on the Company’s financial statements.

KIRKS TIRE LTD.

Notes to the Financial Statements

January 31, 2014, January 31, 2013 and January 31, 2012

(In Canadian Dollars)

Under US GAAP the Company is required to calculate and record corporate income taxes based on enacted corporate income tax rates. Under the Canadian Accounting Standards for Private Enterprises, the Company had calculated and recognized corporate income taxes using substantively enacted corporate income tax rates. For the Company, enacted and substantively enacted corporate tax rates are the same; as a result no differences to calculated and recognized corporate income taxes arise. There are no material differences between the Company’s statutory income tax rate and the effective tax rate.

b) Variable interest entities

The Company has performed a review of the entities with which it conducts business and has concluded that there are no entities that are required to be consolidated or variable interests that are required to be disclosed under the requirements of ASC Topic 810, Consolidation of Variable Interest Entities.

c) Preferred shares

Under US GAAP, the Company recognizes preferred shares at stated capital value as part of equity if there is not an unconditional obligation for the Company to redeem the shares by transferring an asset on a specified or determinable date or upon an event that is certain to occur. For the Company, there is no unconditional obligation for the preferred shares to be redeemed at the option of the holder at January 31, 2012, January 31, 2013 and January 31, 2014, therefore the stated value of the preferred shares has been reported as an equity component.

d) Comprehensive Income

US GAAP requires the presentation of a Statement of Comprehensive Income. The Company has no items that would cause such presentation to differ from the amounts presented as Net Income in the accompanying financial statements.

13. Presentation of Related Party Balances

Subsequent to release of the financial statements on June 25, 2014, the Company has expanded its disclosure of related party balances for each of the years presented on the balance sheets and statements of operations resulting in the separate presentation of related party accounts receivable, which were previously included in accounts receivable, related party accounts payable, which were previously included in accounts payable and accrued liabilities, related party sales, which were previously included in sales, and related party cost of sales, which were previously included in cost of sales.

Regional Tire Distributors (Edmonton) Inc.

Index

February 28, 2014 and 2013 and February 29, 2012

Collins Barrow Edmonton LLP
INDEPENDENT AUDITORS’ REPORT	2380 Commerce Place
10155—102 Street N.W.
Edmonton, Alberta
T5J 4G8 Canada
T. 780.428.1522
To the Shareholders of Regional Tire Distributors (Edmonton) Inc.	F. 780.425.8189
www.collinsbarrow.com

We have audited the accompanying financial statements of Regional Tire Distributors (Edmonton) Inc., which comprise the balance sheets as of February 28, 2014, February 28, 2013 and February 29, 2012, and the related statements of operations, retained earnings and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Canadian Accounting Standards for Private Enterprises; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Regional Tire Distributors (Edmonton) Inc. as of February 28, 2014, February 28, 2013 and February 29, 2012, and the results of their operations and their cash flows for the years then ended in accordance with Canadian Accounting Standards for Private Enterprises.

Basis of Accounting

As more fully described in Note 2 to the financial statements, the Company’s policy is to prepare its financial statements on the basis of Canadian Accounting Standards for Private Enterprises which differ from accounting principles generally accepted in the United States of America. Our opinion is not modified with respect to that matter. Information relating to the nature and effect of such differences is presented in note 11 to the financial statements.

Edmonton, Alberta	/s/ Collins Barrow Edmonton LLP
June 25, 2014 except for Note 11 (footnotes (b), (c)
and (d)) which are as of July 25, 2014 and Notes 11 (footnotes (a) and (e)) and 12 which are as of August 18, 2014	Chartered Accountants

This office is independently owned and operated by Collins Barrow Edmonton LLP
The Collins Barrow trademarks are used under License.

REGIONAL TIRE DISTRIBUTORS (EDMONTON) INC.

Balance Sheets

As at February 28, 2014, February 28, 2013 and February 29, 2012

(In Canadian Dollars)

	February 28, 2014	February 28, 2013	February 29, 2012

ASSETS
Current Assets
Cash	$616,007	$190,917	$769,834
Accounts receivable (Note 3)	1,156,243	907,255	1,559,453
Goods and Services Tax receivable	—	149,806	190
Income taxes receivable	40,047	—	—
Dividend receivable	109,081	—	—
Inventories (Note 4)	2,178,797	3,448,221	2,227,471
Prepaid expenses	5,513	6,403	5,260

	4,105,688	4,702,602	4,562,208
Loans receivable from related parties (Note 5)	11,728,951	3,012,874	1,099,391
Equipment (Note 6)	5,953	7,463	9,359
Investments	625	175	175

	$15,841,217	$7,723,114	$5,671,133

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$1,108,673	$843,924	$1,623,197
Income taxes payable	—	380,473	5,955
Goods and Services Tax payable	46,289	—	—
Management remuneration payable	—	30,000	600,000

	1,154,962	1,254,397	2,229,152
Loans payable to related parties (Note 5)	3,584,288	2,633,845	922,428
Shareholders’ loan (Note 7)	6,232,700	500,000	600,000

	10,971,950	4,388,242	3,751,580

SHAREHOLDERS’ EQUITY
Share capital (Note 8)	100	100	100
Retained earnings	4,869,167	3,334,772	1,919,453

	4,869,267	3,334,872	1,919,553

	$15,841,217	$7,723,114	$5,671,133

See accompanying notes

REGIONAL TIRE DISTRIBUTORS (EDMONTON) INC.

Statements of Operations

For the Years Ended February 28, 2014, February 28, 2013 and February 29, 2012

(In Canadian Dollars)

	February 28, 2014	February 28, 2013	February 29, 2012

Sales (Note 5)	$19,504,654	$18,455,516	$18,315,246
Cost of sales (Note 5)	14,371,030	15,547,112	15,991,709

Gross profit	5,133,624	2,908,404	2,323,537

Expenses
Wages and benefits	532,308	498,127	347,259
Office	389,063	145,229	282,178
Rent (Note 5)	228,401	219,750	159,500
Professional fees	137,722	954	2,740
Management salaries	55,250	10,000	610,000
Automotive	43,138	38,460	24,275
Interest and bank charges	41,303	45,540	33,607
Advertising and promotion	38,458	44,003	66,261
Insurance	18,054	15,969	12,473
Travel	15,303	18,022	2,829
Bad debt expense	11,504	33,342	697
Property taxes	7,625	208	441
Telephone and utilities	2,791	2,738	2,540
Repairs and maintenance	2,204	1,320	2,776
Amortization	1,510	1,896	3,274
Shop supplies	1,458	609	85
Dues and memberships	—	100	100

	1,526,092	1,076,267	1,551,035

Income before other revenue (expenses) and income taxes	3,607,532	1,832,137	772,502

Other revenue (expenses)
Dividend income	109,081	—	—
Interest income	22,735	27,700	18,118
Impairment of advances to related party	(1,800,000)	—	—

Income before income taxes	1,939,348	1,859,837	790,620
Income taxes expense	404,953	444,518	69,387

Net income	$1,534,395	$1,415,319	$721,233

See accompanying notes

REGIONAL TIRE DISTRIBUTORS (EDMONTON) INC.

Statements of Retained Earnings

For the Years Ended February 28, 2014, February 28, 2013 and February 29, 2012

(In Canadian Dollars)

	February 28, 2014	February 28, 2013	February 29, 2012

Balance, beginning of year	$3,334,772	$1,919,453	$1,198,220
Net income	1,534,395	1,415,319	721,233

Balance, end of year	$4,869,167	$3,334,772	$1,919,453

See accompanying notes

REGIONAL TIRE DISTRIBUTORS (EDMONTON) INC.

Statements of Cash Flows

For the Years Ended February 28, 2014, February 28, 2013 and February 29, 2012

(In Canadian Dollars)

	February 28, 2014	February 28, 2013	February 29, 2012

Cash provided by (used in):

Operating Activities
Net income	$1,534,395	$1,415,319	$721,233
Items not affecting cash
Amortization	1,510	1,896	3,274
Impairment of advances to related party	1,800,000	—	—
Change in non-cash working capital items (Note 9)	922,569	(1,694,065)	(478,452)

	4,258,474	(276,850)	246,055

Investing Activities
Investment in other companies	(450)	—	(75)
Purchase of equipment	—	—	(633)
Advances to related parties	(10,516,178)	(2,085,895)	(1,000,392)
Repayments from related parties	100	1,099,000	311,659

	(10,516,528)	(986,895)	(689,441)

Financing Activities
Advances from related parties	2,108,692	784,828	690,769
Repayments to related parties	(1,158,248)	—	(72,100)
Advances from shareholder	5,732,700	—	500,000
Repayment to shareholder	—	(100,000)	—

	6,683,144	684,828	1,118,669

Increase (decrease) in cash	425,090	(578,917)	675,283
Cash, beginning of year	190,917	769,834	94,551

Cash, end of year	$616,007	$190,917	$769,834

See accompanying notes

REGIONAL TIRE DISTRIBUTORS (EDMONTON) INC.

Notes to the Financial Statements

February 28, 2014, February 28, 2013 and February 29, 2012

(In Canadian Dollars)

1. Nature of operations

The Company was incorporated under the Alberta Business Corporations Act on December 3, 2004 and operates a wholesale tire distribution business, which fully commenced operations in the fiscal year ended February 28, 2009 as North Alta Tire Limited and subsequently changed its name to Regional Tire Distributors (Edmonton) Inc.

2. Summary of significant accounting policies

Basis of presentation

These financial statements are prepared in accordance with Canadian accounting standards for private enterprises.

Revenue recognition

Revenue is recognized when the goods have been delivered, the services have been completed, the transaction has been accepted by the customer and collection is reasonably assured. The Company reports its revenue net of returns, sales discounts and volume rebates to customers.

Interest revenue is recognized on an annual basis as it is earned.

Vendor rebates and allowances

The Company participates in various purchase rebate programs with its major tire vendors including early payment incentives and volume purchase rebates based on defined levels of purchase volume. These arrangements enable the Company to earn rebates that reduce the cost of merchandise purchased. Vendor rebates and allowances are accrued as earned. Vendor rebates and allowances earned are initially recorded as a reduction in the cost of merchandise inventories and are included in operations (as a reduction of cost of goods sold) in the period the related product is sold. Accordingly, the amount of vendor rebates included in operations in any year could include rebates earned in a prior year.

Allowance for doubtful accounts

The allowance for doubtful accounts reflects management’s best estimate of losses on the accounts receivable balances. The company maintains an allowance for doubtful accounts that is estimated based on a variety of factors including accounts receivable aging, historical experience and other currently available information, including events such as customer bankruptcy and current economic conditions. Interest is charged on overdue account receivable balances. A provision is recorded in the period in which the receivable is deemed uncollectible.

Inventories

Inventories are valued at the lower of cost or net realizable value. The cost of inventories comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition including volume rebates and allowances from vendors. The cost of inventories is determined using the first-in, first-out (FIFO) method. Net realizable value is the estimated selling price in the ordinary course of business, less costs necessary to complete the sale. Inventory is reduced for the estimated losses due to obsolescence. This reduction is determined for groups of products based on purchases in the recent past and/or expected future demand.

REGIONAL TIRE DISTRIBUTORS (EDMONTON) INC.

Notes to the Financial Statements

February 28, 2014, February 28, 2013 and February 29, 2012

(In Canadian Dollars)

Equipment

Equipment is recorded at cost less accumulated amortization.

Amortization is calculated at the following annual rates:

Office equipment	- 20% declining balance basis
Computer equipment	- 30% declining balance basis
Shop equipment	- 20% declining balance basis

Equipment is tested for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable when it exceeds the sum of the undiscounted cash flows expected from its use and eventual disposal. In such a case, an impaired loss must be recognized and is equivalent to the excess of the carrying amount of a long-lived asset over its fair value.

Investments

The company accounts for its investments using the cost method. The carrying value of each investment is reviewed annually and written down below cost if there is a loss of value.

Income taxes

The Company uses the future income taxes method to account for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets are recognized only to the extent it is more likely than not that the asset will be realized.

Use of estimates

The preparation of financial statements in conformity with Accounting Standards for Private Enterprises requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more subjective estimates included in these financial statements are the determination of allowance for doubtful accounts receivable, valuation of inventory and the recognition of vendor rebates and allowance. Actual results could differ from those estimates.

Financial Instruments

Measurement of financial instruments

The company initially measures its financial assets and liabilities at fair value, except for certain non-arm’s length transactions.

The Company subsequently measures all its financial assets and financial liabilities at amortized cost, except for equity instruments that are quoted in an active market, which are measured at fair value. Changes in fair value are recognized in net income.

REGIONAL TIRE DISTRIBUTORS (EDMONTON) INC.

Notes to the Financial Statements

February 28, 2014, February 28, 2013 and February 29, 2012

(In Canadian Dollars)

Financial assets measured at amortized cost include cash, accounts receivable, dividend receivable and loans receivable from related parties.

Financial liabilities measured at amortized cost include accounts payable and accrued liabilities, management remuneration payable, loans payable to related parties and shareholders’ loan.

Impairment

Financial assets measured at cost are tested for impairment when there are indicators of impairment. The amount of the write-down is recognized in net income. The previously recognized impairment loss may be reversed to the extent of the improvement, directly or by adjusting the allowance account, provided it is no greater than the amount that would have been reported at the date of the reversal had the impairment not been recognized previously. The amount of the reversal is recognized in net income.

Transaction costs

Transaction costs relating to financial instruments that are measured subsequently at fair value are recognized in operations in the year in which they are incurred. For instruments that are subsequently measured at amortized cost, the amount initially recognized is adjusted for transaction costs directly attributable to the origination, acquisition, issuance or assumption.

3. Accounts Receivable

Accounts Receivable consists of the following:

	February 28, 2014	February 28, 2013	February 29, 2012
Accounts receivable—Trade	$1,221,786	$964,752	$1,319,446
Warranty receivable	49,739	47,385	314,820
Allowance for Doubtful Accounts	(115,282)	(104,882)	(74,813)

	$1,156,243	$907,255	$1,559,453

4. Inventories

Inventories consist of the following:

	February 28, 2014	February 28, 2013	February 29, 2012
Tires	$2,177,365	$3,447,166	$2,227,471
Parts	1,432	1,055	—

	$2,178,797	$3,448,221	$2,227,471

Cost of sales reported on the statement of operations include $14,371,030 (February 28, 2013—$15,547,112; February 29, 2012—$15,991,709) of inventories recognized as an expense during the year.

Inventories are net of volume rebates in the amount of $56,179 (February 28, 2013—$197,268; February 29, 2012—$29,087)

REGIONAL TIRE DISTRIBUTORS (EDMONTON) INC.

Notes to the Financial Statements

February 28, 2014, February 28, 2013 and February 29, 2012

(In Canadian Dollars)

5. Loans Receivable from/Payable to Related Parties and Related Party Transactions

Loans receivable from related parties are as follows:

	February 28, 2014	February 28, 2013	February 29, 2012
Kirks Tire Ltd.	$3,750,000	$—	$—
Tirecraft Western Canada Ltd.	139,949	—	—
Extreme Wheel Distributors Ltd.	17,367	12,924	441
1773503 Alberta Ltd.	2,499,900	—	—
Tirecraft Canada Ltd.	—	—	99,000
Regional Tire Distributors (Saskatchewan) Inc.	4,676,167	2,499,950	999,950
Regional Tire Distributors (Manitoba) Inc.	499,900	500,000	—
Tire Storage Direct (Edmonton) Ltd.	30,818	—	—
Integra Tire & Auto Centres Canada Ltd.	114,850	—	—

	$11,728,951	$3,012,874	$1,099,391

Loans receivable from the companies noted above are unsecured, non-interest bearing and have no stated terms of repayment. The relationship between Regional Tire Distributors (Edmonton) Inc. and each of these companies is as follows:

Kirks Tire Ltd. is indirectly owned by a director of Regional Tire Distributors (Edmonton) Inc.

Tirecraft Western Canada Ltd., Tire Storage Direct (Edmonton) Ltd. and 1773503 Alberta Ltd. are wholly owned by Regional Tire Distributors (Edmonton) Inc.

Extreme Wheel Distributors Ltd. is controlled by a close family member of a director of Regional Tire Distributors (Edmonton) Inc.

Regional Tire Distributors (Manitoba) Inc. and Integra Tire & Auto Centres Canada Ltd. are companies in which Regional Tire Distributors (Edmonton) Inc. has significant influence.

Tirecraft Canada Ltd. is indirectly owned by a director of Regional Tire Distributors (Edmonton) Inc.

Regional Tire Distributors (Saskatchewan) Inc. is owned by the directors of Regional Tire Distributors (Edmonton) Inc.

As the loans receivable have no stated terms of repayment and are not expected to be repaid within the next year, and accordingly have been classified as long term assets.

Loans payable to related parties are as follows:

	February 28, 2014	February 28, 2013	February 29, 2012
Tirecraft Western Canada Ltd.	$—	$158,248	$231,659
Kirks Tire Ltd.	—	1,000,000	—
Trail Tire Distributors Ltd.	3,584,288	1,475,597	690,769

	$3,584,288	$2,633,845	$922,428

REGIONAL TIRE DISTRIBUTORS (EDMONTON) INC.

Notes to the Financial Statements

February 28, 2014, February 28, 2013 and February 29, 2012

(In Canadian Dollars)

Loans payable to the companies noted above are unsecured, non-interest bearing and have no stated terms of repayment. The relationship between Regional Tire Distributors (Edmonton) Inc. and each of these companies is as follows:

Tirecraft Western Canada Ltd. is wholly owned by Regional Tire Distributors (Edmonton) Inc.

Kirks Tire Ltd. is indirectly owned by a director of Regional Tire Distributors (Edmonton) Inc.

Trail Tire Distributors Ltd. is jointly controlled by a director of Regional Tire Distributors (Edmonton) Inc.

As the related parties have agreed in writing not to demand repayment of any portion of the loan balances prior to March 1, 2015, the loans have been classified as long term liabilities.

Sales to related parties are as follows:

	February 28, 2014	February 28, 2013	February 29, 2012
Regional Tire Distributors (Calgary) Inc.	$743,230	$123,978	$142,204
Kirks Tire (Lethbridge) Ltd.	11,741	3,771	—
Kirks Tire (Edmonton) Ltd.	59,442	62,786	88,523
Kirks Tire (Red Deer) Ltd.	86,029	61,090	79,087
Regional Tire Distributors (Langley) Inc.	38,021	4,571	2,596
Regional Tire Distributors (Vernon) Inc.	59,804	16,666	1,352
Regional Tire Distributors (Victoria) Inc.	6,724	23,592	—
Regional Tire Distributors (Winnipeg) Inc.	112,164	1,803	—
Tirecraft Edmonton Truck Centre Inc.	336,054	285,546	519,443
Tirecraft Lloydminster Truck Centre Inc.	429,157	416,794	370,678
Trail Tire Distributors Ltd.	223,912	2,585,228	72,677
Extreme Wheel Distributors Ltd.	9,164	329	—
Trail Tire (Kingsway) Ltd.	64,690	23,205	—

	$2,180,132	$3,609,359	$1,276,560

Included in accounts receivable are the following balances receivable from related parties as at the fiscal year-end:

	February 28, 2014	February 28, 2013	February 29, 2012
Regional Tire Distributors (Calgary) Inc.	$6,990	$5,907	$3,205
Kirks Tire (Lethbridge) Ltd.	4,135	10,558	7,093
Kirks Tire (Edmonton) Ltd.	2,321	1,976	2,523
Kirks Tire (Red Deer) Ltd.	2,321	1,160	6,714
Regional Tire Distributors (Vernon) Inc.	5,911	2,856	—
Regional Tire Distributors (Victoria) Inc.	2,635	1,562	—
Regional Tire Distributors (Winnipeg) Inc.	11,686	1,893	—
Tirecraft Edmonton Truck Centre Inc.	20,877	14,315	51,881
Tirecraft Lloydminster Truck Centre Inc.	11,224	38,867	43,133
Trail Tire Distributors Ltd.	294,547	256,070	28,102
Extreme Wheel Distributors Ltd.	2,731	72	—
Trail Tire (Kingsway) Ltd.	2,497	1,386	—

	$367,875	$336,622	$142,651

REGIONAL TIRE DISTRIBUTORS (EDMONTON) INC.

Notes to the Financial Statements

February 28, 2014, February 28, 2013 and February 29, 2012

(In Canadian Dollars)

Regional Tire Distributors (Calgary) Inc. is a company in which Regional Tire Distributors (Edmonton) Inc. has significant, non-controlling interests.

A director of Regional Tire Distributors (Edmonton) Inc. has indirect interests in KDW Enterprises Ltd., Kirks Tire (Lethbridge) Ltd., Kirks Tire (Edmonton) Ltd., Kirks Tire (Red Deer) Ltd., Regional Tire Distributors (Vernon) Inc., Regional Tire Distributors (Victoria) Inc., Regional Tire Distributors (Langley) Inc., Regional Tire Distributors (Winnipeg) Inc., Tirecraft Lloydminster Truck Centre Inc. and Tirecraft Edmonton Truck Centre Inc.

Trail Tire (Kingsway) Ltd. is controlled by a director of Regional Tire Distributors (Edmonton) Inc.

Purchases from related parties are as follows:

	February 28, 2014	February 28, 2013	February 29, 2012
Kirks Tire Ltd.	$1,103,450	$1,040,771	$1,778,657
KDW Enterprises Ltd.	534,721	994,156	1,099,098
Regional Tire Distributors (Calgary) Inc.	75,372	181,406	151,258
Trail Tire Distributors Ltd.	88,701	265,241	252,697
Extreme Wheel Distributors Ltd.	1,973	3,812	4,190

	$1,804,217	$2,485,386	$3,285,900

Included in the rent expense are lease payments to 1470242 Alberta Ltd., a company controlled by a director of the Company, which amounted to $174,000 for the 2014 fiscal year (February 28, 2013—$219,750; February 29, 2012—$159,500).

Included in accounts payable and accrued liabilities are the following balances payable to the related parties as at the fiscal year-end:

	February 28, 2014	February 28, 2013	February 29, 2012
Trail Tire Distributors Ltd.	$242,157	$381,745	$1,130,048
Kirks Tire Ltd.	209,092	188,472	8,158
KDW Enterprises Ltd.	534,465	598,227	729,999
Regional Tire Distributors (Calgary) Inc.	13,135	7,537	11,371
Extreme Wheel Distributors Ltd.	—	855	151

	$998,849	$1,176,836	$1,879,727

These transactions are in the normal course of operations and have been reported in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

6. Equipment

	February 28, 2014
	Cost	Accumulated Amortization	Net
Office equipment	$5,947	$3,872	$2,075
Computer equipment	789	670	119
Shop equipment	11,985	8,226	3,759

	$18,721	$12,768	$5,953

REGIONAL TIRE DISTRIBUTORS (EDMONTON) INC.

Notes to the Financial Statements

February 28, 2014, February 28, 2013 and February 29, 2012

(In Canadian Dollars)

	February 28, 2013
	Cost	Accumulated Amortization	Net
Office equipment	$5,947	$3,353	$2,594
Computer equipment	789	618	171
Shop equipment	11,985	7,287	4,698

	$18,721	$11,258	$7,463

	February 29, 2012
	Cost	Accumulated Amortization	Net
Office equipment	$5,947	$2,704	$3,243
Computer equipment	789	546	243
Shop equipment	11,985	6,112	5,873

	$18,721	$9,362	$9,359

7. Shareholders’ Loan

Shareholders’ loan at February 28, 2014 includes amounts outstanding at February 28, 2013 and February 29, 2012 are unsecured, non-interest bearing, and are due March 1, 2015.

8. Share Capital

Authorized:
Unlimited number of Class “A” common voting shares
Unlimited number of Class “B” and “C” common non-voting shares
1,000,000 Class “D” Preferred redeemable voting shares

	February 28, 2014	February 28, 2013	February 29, 2012
Issued:
100 Class A common shares	$100	$100	$100

9. Non-cash Working Capital Items

Non-cash working capital items related to operations are as follows:

	February 28, 2014	February 28, 2013	February 29, 2012
Accounts receivable	$(248,988)	$652,198	$(734,470)
Goods and Services Tax receivable	149,806	(149,616)	(190)
Income taxes receivable	(40,047)	—	—
Dividend receivable	(109,081)	—	—
Inventories	1,269,424	(1,220,750)	(673,551)
Prepaid expenses and deposits	890	(1,143)	(2,322)
Accounts payable and accrued liabilities	264,749	(779,272)	344,490
Income taxes payable	(380,473)	374,518	4,521
Goods and Services Tax payable	46,289	—	(16,930)
Management remuneration payable	(30,000)	(570,000)	600,000

	$922,569	$(1,694,065)	$(478,452)

REGIONAL TIRE DISTRIBUTORS (EDMONTON) INC.

Notes to the Financial Statements

February 28, 2014, February 28, 2013 and February 29, 2012

(In Canadian Dollars)

10. Financial Instruments

Credit Risk

The Company is susceptible to credit risk on its accounts receivable and mitigates this risk through an extensive credit evaluation process.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company is exposed to this risk mainly in respect to its accounts payable and accrued liabilities and its management remunerations payable. At February 28, 2014 the company had a working capital balance of $2,950,726 (February 28, 2013—$3,448,205; February 29, 2012—$2,333,056).

Interest Rate Risk

Interest rate risk refers to adverse consequences of interest rate changes on the Company’s cash flows and financial position. Management does not believe the Company is exposed to significant interest rate risk.

11. Canadian Accounting Standards for Private Enterprises and US GAAP Reconciliation

The financial statements of the Company have been prepared in accordance with Canadian Accounting Standards for Private Enterprises (“ASPE”). The material differences between the accounting policies used by the Company under ASPE and US GAAP are disclosed below.

a) Income Taxes

The difference between a tax position taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to this guidance represents an unrecognized tax benefit. An unrecognized tax benefit is disclosed as a long-term liability unless the Corporation anticipates a payment or receipt within one year in respect of the position. As a result of implementing these provisions there was no material impact on the Company’s financial statements.

Under US GAAP the Company is required to calculate and record corporate income taxes based on enacted corporate income tax rates. Under the Canadian Accounting Standards for Private Enterprises, the Company had calculated and recognized corporate income taxes using substantively enacted corporate income tax rates. For the company, enacted and substantively enacted corporate tax rates are the same; as a result no differences to calculated and recognized corporate income taxes arise. There are no material differences between the Company’s statutory income tax rate and the effective tax rate.

b) Variable interest entities

The Company has performed a review of the entities with which it conducts business and has concluded that there are no entities that are required to be consolidated or variable interest that are required to be disclosed under the requirements of ASC Topic 810, Consolidation of Variable Interest Entities.

c) Wholly owned subsidiaries and investments subject to significant influence

US GAAP requires the consolidation of subsidiaries, whereas under ASPE the Company elected to record the investment in subsidiaries on the cost method. The Company’s wholly owned subsidiaries include Tirecraft Western Canada Ltd., 1773503 Alberta Ltd., and Tire Storage Direct (Edmonton) Ltd.

REGIONAL TIRE DISTRIBUTORS (EDMONTON) INC.

Notes to the Financial Statements

February 28, 2014, February 28, 2013 and February 29, 2012

(In Canadian Dollars)

The Company also has significantly influence investments in Regional Tire Distributors (Calgary) Inc., Regional Tire Distributors Manitoba (6631208 Manitoba Ltd.), Integra Tire and Auto Centres Canada, and Regional Tire Distributors (Saskatchewan) Inc. Under US GAAP, significantly influenced investments are required to be accounted for using the equity method, whereby the investment is initially recorded at cost, and adjusted to recognize the Company’s share of after tax earnings or losses, and reduced by dividends received, however under ASPE the Company elected to record the significantly influenced investments on the cost method. The accompanying financial information includes consolidated financial statements which reflect the equity method of accounting for these investments and condensed financial statements for each investee company.

The following financial information presents the financial statement as at February 28, 2014, February 28, 2013 and February 29, 2012 on a consolidated basis.

REGIONAL TIRE DISTRIBUTORS (EDMONTON) INC.

Notes to the Financial Statements

February 28, 2014, February 28, 2013 and February 29, 2012

(In Canadian Dollars)

2014 Consolidated Balance Sheet

	Regional Tire Distributors (Edmonton) Inc.	Tirecraft Western Canada Ltd.	1773503 Alberta Ltd.	Tire Storage Direct (Edmonton) Ltd.	Adjustments and Eliminations	Consolidated
	(i)
ASSETS
Current Assets
Cash	$616,007	$464,293	$—	$88,845	$—	$1,169,145
Accounts receivable	1,156,243	600,238	196,875	8,624	—	1,961,980
Goods and Services Tax receivable	—	—	—	46	—	46
Income taxes receivable	40,047	—	—	—	—	40,047
Dividend receivable	109,081	—	—	—	—	109,081
Inventories	2,178,797	34,757	—	—	—	2,213,554
Prepaid expenses	5,513		—	—	—	5,513

	4,105,688	1,099,288	196,875	97,515	—	5,499,366
Loans receivable from related parties	11,090,841	3,581	—	—	(2,670,667)	8,423,755
Equipment	5,953	3,985	2,403,425	7,051	—	2,420,414
Investments	1,157,017	—		—	(300)	1,156,717

	$16,359,499	$1,106,854	$2,600,300	$104,566	$(2,670,967)	$17,500,252

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$1,108,673	$40,784	$—	$2,099	$—	$1,151,556
Income taxes payable	—	95,924	22,731	11,299	—	129,954
Goods and Services Tax payable	46,289	18	9,375	—	—	55,682

	1,154,962	136,726	32,106	13,398		1,337,192
Loans payable to related parties	3,584,288	568,306	—	26,355	—	4,178,949
Shareholder loan	6,232,700	139,949	2,499,900	30,818	(2,670,667)	6,232,700

	10,971,950	844,981	2,532,006	70,571	(2,670,667)	11,748,841

SHAREHOLDERS’ EQUITY
Share capital	100	100	100	100	(300)	100
Retained earnings	5,387,449	261,773	68,194	33,895	—	5,751,311

	5,387,549	261,873	68,294	33,995	(300)	5,751,411

	$16,359,499	$1,106,854	$2,600,300	$104,566	$(2,670,967)	$17,500,252

(i)	Represents the balance sheet as prepared under Canadian Accounting Standards for Private Enterprises adjusted for the Company’s accumulated share of earnings and losses in significantly influenced investments of $518,282 as required by the equity method of accounting for investments.

REGIONAL TIRE DISTRIBUTORS (EDMONTON) INC.

Notes to the Financial Statements

February 28, 2014, February 28, 2013 and February 29, 2012

(In Canadian Dollars)

2014 Consolidated Statement of Operations

	Regional Tire Distributors (Edmonton) Inc.	Tirecraft Western Canada Ltd.	1773503 Alberta Ltd.	Tire Storage Direct (Edmonton) Ltd.	Adjustments and Eliminations	Consolidated
	(i)
Sales	$19,504,654	$1,917,645	$187,500	$87,820	$(72,989)	$21,624,630
Cost of sales	14,371,030	761,025	—	3,900	(72,989)	15,062,966

Gross profit	5,133,624	1,156,620	187,500	83,920	—	6,561,664

Expenses
Wages and benefits	532,308	292,634	—	—	—	824,942
Management salaries	55,250	27,500	—	—	—	82,750
Rent	228,401	—	—	20,717	—	249,118
Automotive	43,138	49,191	—	—	—	92,329
Interest and bank charges	41,303	—	—	74	—	41,377
Amortization	1,510	443	96,575	1,244	—	99,772
Telephone and utilities	2,791	2,564	—	—	—	5,355
Office	389,063	120,828	—	7,925	—	517,816
Repairs and maintenance	2,204	—	—	—	—	2,204
Insurance	18,054	1,966	—	1,219	—	21,239
Advertising and promotion	38,458	98,411	—	2,274	—	139,143
Shop supplies	1,458	—	—	1,050	—	2,508
Travel	15,303	39,076	—	10	—	54,389
Professional fees	137,722	81,016	—	761	—	219,499
Property taxes	7,625	214	—	3,497	—	11,336
Bad debt expense	11,504	46,352	—	—	—	57,856
Dues and memberships	—	7,499	—	—	—	7,499

	1,526,092	767,694	96,575	38,771	—	2,429,132

Income before other revenue (expenses) and income taxes	3,607,532	388,926	90,925	45,149	—	4,132,532
Other revenue
Dividend income	109,081	—	—	—	—	109,081
Interest income	22,735	1,727	—	45	—	24,507
Share of investee income	159,164	—	—	—	—	159,164
Impairment of advances to related party	(1,800,000)	—	—	—	—	(1,800,000)

Income before income taxes	2,098,512	390,653	90,925	45,194	—	2,625,284
Income taxes expense	404,953	95,924	22,731	11,299	—	534,907

Net income	$1,693,559	$294,729	$68,194	$33,895	$—	$2,090,377

(i)	Represents the statement of operations of the Company under Canadian Accounting Standards for Private Enterprises adjusted for the Company’s share of the earnings and losses in significantly influenced investments of $159,164.

REGIONAL TIRE DISTRIBUTORS (EDMONTON) INC.

Notes to the Financial Statements

February 28, 2014, February 28, 2013 and February 29, 2012

(In Canadian Dollars)

2014 Consolidated Statement of Retained Earnings

	Regional Tire Distributors (Edmonton) Inc.	Tirecraft Western Canada Ltd.	1773503 Alberta Ltd.	Tire Storage Direct (Edmonton) Ltd.	Adjustments and Eliminations	Consolidated
Balance, beginning of year	$3,693,890	$(32,956)	$—	$—	$—	$3,660,934
Net income	1,693,559	294,729	68,194	33,895	—	2,090,377

Balance, end of year	$5,387,449	$261,773	$68,194	$33,895	$—	$5,751,311

2014 Consolidated Statement of Cash Flows

	Regional Tire Distributors (Edmonton) Inc.	Tirecraft Western Canada Ltd.	1773503 Alberta Ltd.	Tire Storage Direct (Edmonton) Ltd.	Adjustments and Eliminations	Consolidated
Cash provided by (used in):
Operating Activities
Net income	$1,693,559	$294,729	$68,194	$33,895	$—	$2,090,377
Items not affecting cash Amortization	1,510	443	96,575	1,244	—	99,772
Share of investee income	(159,164)	—	—	—	—	(159,164)
Impairment of advances to related party	1,800,000	—	—	—	—	1,800,000
Change in non-cash working capital items	922,569	(100,220)	(164,769)	4,728	—	662,308

	4,258,474	194,952	—	39,867	—	4,493,293

Investing Activities
Investment in other companies	(450)	—	—	—	200	(250)
Purchase of equipment	—	(4,428)	(2,500,000)	(8,295)	—	(2,512,723)
Advances to related parties	(10,516,178)	(1,352)	—	—	2,670,667	(7,846,863)
Repayments from related parties	100	—	—	—	—	100
Repayments from Shareholder	—	158,248	—	—	—	158,248

	(10,516,528)	152,468	(2,500,000)	(8,295)	2,670,867	(10,201,488)

Financing Activities
Advances from related parties	2,108,692	22,000	—	26,355	—	2,157,047
Repayments to related parties	(1,158,248)	(95,796)	—	—	—	(1,254,044)
Advances from shareholder	5,732,700	139,949	2,500,000	30,918	(2,670,867)	5,732,700
Repayment to shareholder	—	—	—	—	—	—

	6,683,144	66,153	2,500,000	57,273	(2,670,867)	6,635,703

Increase (decrease) in cash	425,090	413,573	—	88,845	—	927,508
Cash, beginning of year	190,917	50,720	—	—	—	241,637

Cash, end of year	$616,007	$464,293	$—	$88,845	$—	$1,169,145

REGIONAL TIRE DISTRIBUTORS (EDMONTON) INC.

Notes to the Financial Statements

February 28, 2014, February 28, 2013 and February 29, 2012

(In Canadian Dollars)

2013 Consolidated Balance Sheet

	Regional Tire Distributors (Edmonton) Inc.	Tirecraft Western Canada Ltd.	Adjustments and Eliminations	Consolidated
	(i)
ASSETS
Current Assets
Cash	$190,917	$50,720	$—	$241,637
Accounts receivable	907,255	478,639	—	1,385,894
Goods and Services Tax receivable	149,806	2,948	—	152,754
Inventories	3,448,221	20,826	—	3,469,047
Prepaid expenses	6,403	—	—	6,403

	4,702,602	553,133	—	5,255,735
Loans receivable from related parties	2,824,549	2,229	—	2,826,778
Equipment	7,463	—	—	7,463
Shareholder advance	—	158,248	(158,248)	—
Investments	547,618	—	(100)	547,518

	$8,082,232	$713,610	$(158,348)	$8,637,494

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$843,924	$94,364	$—	$938,288
Income taxes payable	380,473	—	—	380,473
Goods and Services Tax payable	—	—	—	—
Management remuneration payable	30,000	10,000	—	40,000

	1,254,397	104,364	—	1,358,761
Loans payable to related parties	2,633,845	642,102	(158,248)	3,117,699
Shareholder loan	500,000	—	—	500,000

	4,388,242	746,466	(158,248)	4,976,460

SHAREHOLDERS’ EQUITY
Share capital	100	100	(100)	100
Retained earnings	3,693,890	(32,956)	—	3,660,934

	3,693,990	(32,856)	(100)	3,661,034

	$8,082,232	$713,610	$(158,348)	$8,637,494

(i)	Represents the balance sheet as prepared under Canadian Accounting Standards for Private Enterprises adjusted for the Company’s accumulated share of earnings and losses in significantly influenced investments of $359,118 as required by the equity method of accounting for investments.

REGIONAL TIRE DISTRIBUTORS (EDMONTON) INC.

Notes to the Financial Statements

February 28, 2014, February 28, 2013 and February 29, 2012

(In Canadian Dollars)

2013 Consolidated Statement of Operations

	Regional Tire Distributors (Edmonton) Inc.	Tirecraft Western Canada Ltd.	Adjustments and Eliminations	Consolidated
	(i)
Sales	$18,455,516	$793,126	$(74,124)	$19,174,518
Cost of sales	15,547,112	261,427	(74,124)	15,734,415

Gross profit	2,908,404	531,699	—	3,440,103

Expenses
Wages and benefits	498,127	165,243	—	663,370
Management salaries	10,000	20,000	—	30,000
Rent	219,750	—	—	219,750
Automotive	38,460	33,504	—	71,964
Interest and bank charges	45,540	—	—	45,540
Amortization	1,896	—	—	1,896
Telephone and utilities	2,738	1,392	—	4,130
Office	145,229	297,283	(70,000)	372,512
Repairs and maintenance	1,320	—	—	1,320

Insurance	15,969	1,928	—	17,897
Advertising and promotion	44,003	21,280	—	65,283
Shop supplies	609	109	—	718
Travel	18,022	39,213	—	57,235
Professional fees	954	24,843	—	25,797
Property taxes	208	208	—	416

Bad debt expense	33,342	—	—	33,342
Dues and memberships	100	7,399	—	7,499

	1,076,267	612,402	(70,000)	1,618,669

Income (loss) before other revenue and income taxes	1,832,137	(80,703)	70,000	1,821,434
Other revenue
Interest income	27,700	695	—	28,395
Share of investee income	174,036	—	—	174,036
Administrative service revenue	—	70,000	(70,000)	—

Income before income taxes	2,033,873	(10,008)	—	2,023,865
Income taxes expense	444,518	—	—	444,518

Net income	$1,589,355	$(10,008)	$—	$1,579,347

(i)	Represents the statement of operations of the Company under Canadian Accounting Standards for Private Enterprises adjusted for the Company’s share of earnings and losses in significantly influenced investments of $174,036.

REGIONAL TIRE DISTRIBUTORS (EDMONTON) INC.

Notes to the Financial Statements

February 28, 2014, February 28, 2013 and February 29, 2012

(In Canadian Dollars)

2013 Consolidated Statement of Retained Earnings

	Regional Tire Distributors (Edmonton) Inc.	Tirecraft Western Canada Ltd.	Adjustments and Eliminations	Consolidated
Balance, beginning of year	$2,104,535	$(22,948)	$—	$2,081,587
Net income	1,589,355	(10,008)	—	1,579,347

Balance, end of year	$3,693,890	$(32,956)	$—	$3,660,934

2013 Consolidated Statement of Cash Flows

	Regional Tire Distributors (Edmonton) Inc.	Tirecraft Western Canada Ltd.	Adjustments and Eliminations	Consolidated
Cash provided by (used in):

Operating Activities
Net income	$1,589,355	$(10,008)	$—	$1,579,347
Items not affecting cash
Amortization	1,896	—	—	1,896
Share of Investee income	(174,036)	—	—	(174,036)
Change in non-cash working capital items	(1,694,065)	(270,841)	—	(1,964,906)

	(276,850)	(280,849)	—	(557,699)

Investing Activities
Investment in other companies	—	—	—	—
Purchase of equipment	—	—	—	—
Advances to related parties	(2,085,895)	(1,144)	73,411	(2,013,628)
Repayments from related parties	1,099,000	—	—	1,099,000
Repayment from Shareholder	—	—	—	—

	(986,895)	(1,144)	73,411	(914,628)

Financing Activities
Advances from related parties	784,828	242,991	—	1,027,819
Repayment to related parties	—	(5,000)	—	(5,000)
Advances from shareholder	—	73,411	(73,411)	—
Repayment to shareholder	(100,000)	—	—	(100,000)

	684,828	311,402	(73,411)	922,819

Increase (decrease) in cash	(578,917)	29,409	—	(549,508)
Cash, beginning of year	769,834	21,311	—	791,145

Cash, end of year	$190,917	$50,720	$—	$241,637

REGIONAL TIRE DISTRIBUTORS (EDMONTON) INC.

Notes to the Financial Statements

February 28, 2014, February 28, 2013 and February 29, 2012

(In Canadian Dollars)

2012 Consolidated Balance Sheet

	Regional Tire Distributors (Edmonton) Inc.	Tirecraft Western Canada Ltd.	Adjustments and Eliminations	Consolidated
	(i)
ASSETS
Current Assets
Cash	$769,834	$21,311	$—	$791,145
Accounts receivable	1,559,453	134,423	—	1,693,876
Goods and Services Tax receivable	190	4,348	—	4,538
Inventories	2,227,471	3,676	—	2,231,147
Prepaid expenses	5,260	176	—	5,436

	4,562,208	163,934	—	4,726,142

Loans receivable from related parties	1,099,391	1,085	—	1,100,476
Equipment	9,359	—	—	9,359
Shareholder advance	—	231,659	(231,659)	—
Investments	185,257	—	(100)	185,157

	$5,856,215	$396,678	$(231,759)	$6,021,134

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$1,623,197	$15,415	$—	$1,638,612
Income taxes payable	5,955	—	—	5,955
Goods and Services Tax payable	—	—	—	—
Management remuneration payable	600,000	—	—	600,000

	2,229,152	15,415	—	2,244,567

Loans payable to related parties	922,428	404,111	(231,659)	1,094,880
Shareholder loan	600,000	—	—	600,000

	3,751,580	419,526	(231,659)	3,939,447

SHAREHOLDERS’ EQUITY
Share capital	100	100	(100)	100
Retained earnings (losses)	2,104,535	(22,948)	—	2,081,587

	2,104,635	(22,848)	(100)	2,081,687

	$5,856,215	$396,678	$(231,759)	$6,021,134

(i)	Represents the balance sheet as prepared under Canadian Accounting Standards for Private Enterprises adjusted for the Company’s accumulated share of earnings and losses in significantly influenced investments of $185,082 required by the equity method of accounting for investments.

REGIONAL TIRE DISTRIBUTORS (EDMONTON) INC.

Notes to the Financial Statements

February 28, 2014, February 28, 2013 and February 29, 2012

(In Canadian Dollars)

2012 Consolidated Statement of Operations

	Regional Tire Distributors (Edmonton) Inc.	Tirecraft Western Canada Ltd.	Adjustments and Eliminations	Consolidated
	(i)
Sales	$18,315,246	$399,118	$(55,948)	$18,658,416
Cost of sales	15,991,709	16,026	(55,948)	15,951,787

Gross profit	2,323,537	383,092	—	2,706,629

Expenses
Wages and benefits	347,259	351,038	—	698,297
Management salaries	610,000	—	—	610,000
Rent	159,500	—	—	159,500
Automotive	24,275	36,443	—	60,718
Interest and bank charges	33,607	99	—	33,706
Amortization	3,274	—	—	3,274
Telephone and utilities	2,540	1,834	—	4,374
Office	282,178	13,975	(240,000)	56,153
Repairs and maintenance	2,776	—	—	2,776
Insurance	12,473	1,267	—	13,740
Advertising and promotion	66,261	170,072	—	236,333
Shop supplies	85	358	—	443
Travel	2,829	27,031	—	29,860
Professional fees	2,740	26,824	—	29,564
Property taxes	441	441	—	882
Bad debt expense	697	3,617	—	4,314
Dues and memberships	100	6,208	—	6,308

	1,551,035	639,207	(240,000)	1,950,242

Income (loss) before other revenue and income taxes	772,502	(256,115)	240,000	756,387

Other revenue
Interest income	18,118	1,076	—	19,194
Share of investee income	185,082	—	—	185,082
Administrative service revenue	—	240,000	(240,000)	—

Income (loss) before income taxes	975,702	(15,039)	—	960,663
Income taxes expense	69,387	—	—	69,387

Net income	$906,315	$(15,039)	$—	$891,276

(i)	Represents the statement of operations of the Company under Canadian Accounting Standards for Private Enterprises adjusted for the Company’s share of the earnings in significantly influenced investments of $185,082.

REGIONAL TIRE DISTRIBUTORS (EDMONTON) INC.

Notes to the Financial Statements

February 28, 2014, February 28, 2013 and February 29, 2012

(In Canadian Dollars)

2012 Consolidated Statement of Retained Earnings

	Regional Tire Distributors (Edmonton) Inc.	Tirecraft Western Canada Ltd.	Adjustments and Eliminations	Consolidated
Balance, beginning of year	$1,198,220	$(7,909)	$—	$1,190,311
Net income	906,315	(15,039)	—	891,276

Balance, end of year	$2,104,535	$(22,948)	$—	$2,081,587

2012 Consolidated Statement of Cash Flows

	Regional Tire Distributors (Edmonton) Inc.	Tirecraft Western Canada Ltd.	Adjustments and Eliminations	Consolidated
Cash provided by (used in):

Operating Activities
Net income	$906,315	$(15,039)	$—	$891,276
Items not affecting cash
Amortization	3,274	—	—	3,274
Share of Investee income	(185,082)	—	—	(185,082)
Change in non-cash working capital items	(478,452)	105,269	—	(373,183)

	246,055	90,230	—	336,285

Investing Activities
Investment in other companies	(75)	—	—	(75)
Purchase of equipment	(633)	—	—	(633)
Advances to related parties	(1,000,392)	(499)	—	(1,000,891)
Repayments from related parties	311,659	—	—	311,659
Advances to shareholder	—	(231,659)	231,659	—

	(689,441)	(232,158)	231,659	(689,940)

Financing Activities
Advances from related parties	690,769	157,912	(231,659)	617,022
Repayment to related parties	(72,100)	(10,000)	—	(82,100)
Advances from shareholder	500,000	—	—	500,000
Repayment to shareholder	—	(8,000)	—	(8,000)

	1,118,669	139,912	(231,659)	1,026,922

Increase (decrease) in cash	675,283	(2,016)	—	673,267
Cash, beginning of year	94,551	23,327	—	117,878

Cash, end of year	$769,834	$21,311	$—	$791,145

REGIONAL TIRE DISTRIBUTORS (EDMONTON) INC.

Notes to the Financial Statements

February 28, 2014, February 28, 2013 and February 29, 2012

(In Canadian Dollars)

The Company holds a 25% interest in Regional Tire Distributors (Calgary) Inc. The Condensed Financial Statements of Regional Tire Distributors (Calgary) Inc. is as follows:

Balance Sheets	February 28, 2014	February 28, 2013	February 29, 2012
Current Assets	$8,986,008	$7,307,723	$7,327,776
Long Term Assets	2,320,654	686,852	697,596

	11,306,662	7,994,575	8,025,372

Current Liabilities	1,646,195	1,046,550	1,338,278
Long Term Liabilities	3,671,703	2,182,086	3,370,599
Shareholders’ Equity	5,988,764	4,765,939	3,316,495

	$11,306,662	$7,994,575	$8,025,372

Statements of Operations	February 28, 2014	February 28, 2013	February 29, 2012
Sales	$25,592,573	$19,961,625	$16,589,405
Cost of sales	20,463,834	15,726,623	12,987,392

Gross profit	5,128,739	4,235,002	3,602,013
Operating expenses	3,558,310	2,435,191	3,149,754

Income before other revenue and income taxes	1,570,429	1,799,811	452,259
Other revenue	183,674	174,550	144,079

Income before income taxes	1,754,103	1,974,361	596,338
Income taxes	462,218	524,917	69,931

Net income	$1,291,885	$1,449,444	$526,407

The Company holds a 50% interest in Regional Tire Distributors (Saskatchewan) Inc. The Condensed Financial Statements of Regional Tire Distributors (Saskatchewan) Inc. is as follows:

Balance Sheets	February 28, 2014	February 28, 2013	February 29, 2012

Current Assets	$5,226,861	$6,047,177	$3,871,475
Long Term Assets	229,942	272,472	331,016

	5,456,803	6,319,649	4,202,491

Current Liabilities	3,626,064	3,589,339	2,595,531
Long Term Liabilities	2,999,900	2,999,900	1,499,900
Shareholders’ Equity	(1,169,161)	(269,590)	107,060

	$5,456,803	$6,319,649	$4,202,491

REGIONAL TIRE DISTRIBUTORS (EDMONTON) INC.

Notes to the Financial Statements

February 28, 2014, February 28, 2013 and February 29, 2012

(In Canadian Dollars)

Statements of Operations	February 28, 2014	February 28, 2013	February 29, 2012

Sales	$12,854,683	$11,999,083	$4,571,939
Cost of sales	11,144,551	9,310,716	3,381,476

Gross profit	1,710,132	2,688,367	1,190,463
Operating expenses	2,609,703	3,065,017	1,083,503

(Loss) income before income taxes	(899,571)	(376,650)	106,960
Income taxes	—	—	—

Net (loss) income	$(899,571)	$(376,650)	$106,960

The Company holds a 50% interest in Regional Tire Distributors Manitoba (6631208 Manitoba Ltd.). The Condensed Financial Statements of Regional Tire Distributors Manitoba (6631208 Manitoba Ltd.) is as follows:

Balance Sheet	February 28, 2014
Current Assets	$5,962,347
Long Term Assets	290,041

6,252,388

Current Liabilities	597,291
Long Term Liabilities	5,517,124
Shareholders’ Equity	137,973

$6,252,388

Statement of Operations	February 28, 2014
Sales	$15,171,112
Cost of sales	12,079,184

Gross profit	3,091,928
Operating expenses	2,613,663

Income before other revenue and income taxes	478,265
Other revenue	3,306

Income before income taxes	481,571
Income taxes	45,246

Net income	$436,325

REGIONAL TIRE DISTRIBUTORS (EDMONTON) INC.

Notes to the Financial Statements

February 28, 2014, February 28, 2013 and February 29, 2012

(In Canadian Dollars)

The Company holds a 50% interest in Integra Tire and Auto Centres Canada Ltd. The Condensed Financial Integra Tire and Auto Centres Canada Ltd. is as follows:

Balance Sheet	February 28, 2014
Current Assets	$1,141,492
Long Term Assets	—

1,141,492

Current Liabilities	674,453
Long Term Liabilities	331,208
Shareholders’ Equity	135,831

$1,141,492

Statement of Operations	February 28, 2014
Sales	$3,382,315
Cost of sales	2,895,607

Gross profit	486,708
Operating expenses	312,260

Income before other revenue and income taxes	174,448
Other revenue	6,393

Income before income taxes	180,841
Income taxes	45,210

Net income	$135,631

d) Reconciliation of net income per ASPE and US GAAP

	February 28, 2014	February 28, 2013	February 29, 2012
Net income, as reported in statement of operations under ASPE	$1,534,395	$1,415,319	$721,233
Adjustments
Income from entities consolidated under
US GAAP:
Tirecraft Western Canada Ltd.	294,729	(10,008)	(15,039)
1773503 Alberta Ltd.	68,194	—	—
Tire Storage Direct (Edmonton) Ltd.	33,895	—	—
Share of income from significantly influenced investees	159,164	174,036	185,082

Net income per US GAAP	$2,090,377	$1,579,347	$891,276

e) Comprehensive Income

US GAAP requires the presentation of a Statement of Comprehensive Income. The Company has no items that would cause such presentation to differ from the amounts presented as Net Income in the accompanying financial statements.

REGIONAL TIRE DISTRIBUTORS (EDMONTON) INC.

Notes to the Financial Statements

February 28, 2014, February 28, 2013 and February 29, 2012

(In Canadian Dollars)

12. Correction of an Error

Subsequent to the release of the financial statements on June 25, 2014 management changed its assessment of the probability of realizing the future tax asset resulting from the impairment of the loan receivable and has determined that it does not meet the requirements for recognition of the deferred income tax asset and has made some adjustments to the tax provision. As a result of the change in the assessment by management the following changes have been made to the financial statements for the fiscal year ended February 28, 2014.

	Previously Reported	Adjustment Increase (Decrease)	Restated Balance
Income taxes receivable	$—	$40,047	$40,047
Future income tax asset	807,660	(807,660)	—
Income taxes payable	409,953	(409,953)	—
Current income tax expense	854,953	(450,000)	404,953
Future income tax recovery	327,600	(327,600)	—
Net income	1,411,995	122,400	1,534,395
Retained earnings	5,226,827	(357,660)	4,869,167

Regional Tire Distributors (Calgary) Inc.

Index

February 28, 2014 and 2013 and February 29, 2012

Collins Barrow Edmonton LLP
INDEPENDENT AUDITORS’ REPORT	2380 Commerce Place
10155—102 Street N.W.
Edmonton, Alberta
T5J 4G8 Canada
T. 780.428.1522
F. 780.425.8189
To the Shareholders of Regional Tire Distributors (Calgary) Inc.	www.collinsbarrow.com

Report on the Financial Statements

We have audited the accompanying financial statements of Regional Tire Distributors (Calgary) Inc., which comprise the balance sheets as of February 28, 2014, February 28, 2013 and February 29, 2012, and the related statements of operations, retained earnings and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Accounting Standards for Private Enterprises; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Regional Tire Distributors (Calgary) Inc. as of February 28, 2014, February 28, 2013 and February 29, 2012, and the results of their operations and their cash flows for the years then ended in accordance with Canadian Accounting Standards for Private Enterprises.

Basis of Accounting

As more fully described in Note 2 to the financial statements, the Company’s policy is to prepare its financial statements on the basis of Canadian Accounting Standards for Private Enterprises which differ from accounting principles generally accepted in the United States of America. Our opinion is not modified with respect to that matter. Information relating to the nature and effect of such differences is presented in note 14 to the financial statements.

Edmonton, Alberta	/s/ Collins Barrow Edmonton LLP
June 25, 2014 except for Note 14 (footnotes (a) and (d)) which are as of August 18, 2014	Chartered Accountants

This office is independently owned and operated by Collins Barrow Edmonton LLP
The Collins Barrow trademarks are used under License.

REGIONAL TIRE DISTRIBUTORS (CALGARY) INC.

Balance Sheets

As at February 28, 2014, February 28, 2013 and February 29, 2012

(In Canadian Dollars)

	February 28, 2014	February 28, 2013	February 29, 2012
ASSETS
Current Assets
Cash	$521,350	$162,529	$374,494
Accounts receivable (Note 3)	2,003,962	1,838,295	2,044,799
Goods and Services Tax receivable	115,753	44,931	116,969
Inventories (Note 4)	6,223,543	5,250,280	4,776,357
Prepaid expenses	57,618	11,688	15,157
Income taxes receivable	63,782	—	—

	8,986,008	7,307,723	7,327,776

Due from corporate shareholder (Note 5)	13,135	7,537	11,371
Loans receivable from related parties (Note 6)	107,236	62,034	39,557
Property and equipment (Note 7)	627,322	617,281	646,668
Goodwill (Note 13)	1,572,961	—	—

	$11,306,662	$7,994,575	$8,025,372

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$555,251	$522,633	$349,163
Income taxes payable	—	469,917	14,115
Management remuneration payable	770,000	54,000	975,000
Current portion of contingent liabilities (Note 13)	320,944	—	—

	1,646,195	1,046,550	1,338,278

Due to corporate shareholders (Note 5)	76,050	113,181	73,205
Shareholder’s loan (Note 8)	1,152,568	1,075,000	—
Loans payable to related parties (Note 6)	1,691,068	993,905	3,297,394
Contingent liabilities (Note 13)	752,017	—	—

	5,317,898	3,228,636	4,708,877

SHAREHOLDERS’ EQUITY
Common shares (Note 9)	100	100	100
Preferred shares (Note 9)	197	200	200
Retained earnings	5,988,467	4,765,639	3,316,195

	5,988,764	4,765,939	3,316,495

	$11,306,662	$7,994,575	$8,025,372

Commitment and Contingency (Note 11)

See accompanying notes

REGIONAL TIRE DISTRIBUTORS (CALGARY) INC.

Statements of Operations

For the Years Ended February 28, 2014, February 28, 2013 and February 29, 2012

(In Canadian Dollars)

	February 28, 2014	February 28, 2013	February 29, 2012
Sales (Note 6)	$25,592,573	$19,961,625	$16,589,405
Cost of sales (Note 6)	20,463,834	15,726,623	12,987,392

Gross profit	5,128,739	4,235,002	3,602,013

Expenses
Wages and benefits	1,157,144	924,909	768,228
Management bonus	700,000	—	975,000
Rent (Note 6)	558,657	526,980	457,250
Amortization	203,659	162,146	91,897
Automotive	185,929	152,488	125,964
Management fees (Note 6)	180,000	180,000	180,000
Interest and bank charges	113,893	72,078	63,703
Property taxes	101,761	106,471	112,937
Professional fees (Note 6)	67,835	7,681	12,608
Utilities	66,868	41,618	63,411
Computer expenses (Note 6)	56,107	37,571	26,912
Repairs and maintenance	39,579	34,082	28,847
Bad debt expense	32,260	77,546	160,772
Telephone	25,235	18,299	14,867
Insurance	23,767	23,189	26,681
Office	20,008	16,642	22,438
Advertising and promotion	17,186	44,185	15,007
Meals and entertainment	8,254	9,181	2,834
Dues and memberships	168	125	398

	3,558,310	2,435,191	3,149,754

Income before other revenue and income taxes	1,570,429	1,799,811	452,259

Other revenue
Rental income	152,340	152,340	126,950
Interest income	31,334	22,210	17,129

Income before income taxes	1,754,103	1,974,361	596,338
Income taxes expense	462,218	524,917	69,931

Net income	$1,291,885	$1,449,444	$526,407

See accompanying notes

REGIONAL TIRE DISTRIBUTORS (CALGARY) INC.

Statements of Retained Earnings

For the Years Ended February 28, 2014, February 28, 2013 and February 29, 2012

(In Canadian Dollars)

	February 28, 2014	February 28, 2013	February 29, 2012
Balance, beginning of year	$4,765,639	$3,316,195	$3,036,598
Net income	1,291,885	1,449,444	526,407
Redemption of preferred shares (Note 9)	(69,057)	—	(246,810)

Balance, end of year	$5,988,467	$4,765,639	$3,316,195

See accompanying notes

REGIONAL TIRE DISTRIBUTORS (CALGARY) INC.

Statements of Cash Flows

For the Years Ended February 28, 2014, February 28, 2013 and February 29, 2012

(In Canadian Dollars)

	February 28, 2014	February 28, 2013	February 29, 2012
Cash provided by (used in):
Operating Activities
Net income	$1,291,885	$1,449,444	$526,407
Items not affecting cash
Amortization	203,659	162,146	91,897

	1,495,544	1,611,590	618,304
Change in non-cash working capital items (Note 10)	(280,072)	437,360	(5,417,523)

	1,215,472	2,048,950	(4,799,219)

Investing Activities
Purchase of equipment	(138,700)	(132,759)	(493,938)
Advances to corporate shareholder	(5,598)	—	(11,371)
Repayments from corporate shareholder	—	3,834	—
Advances to related parties	(64,965)	(27,656)	(39,557)
Repayments from related parties	19,763	5,179	—
Assets purchased (Note 13)	(1,335,691)	—	—

	(1,525,191)	(151,402)	(544,866)

Financing Activities
Advances from corporate shareholders	70,143	109,976	3,205
Repayments to corporate shareholders	(107,274)	(70,000)	—
Advances from shareholder	77,568	1,075,000	—
Advances from related parties	1,305,003	605,888	2,518,813
Repayments to related parties	(607,840)	(3,830,377)	—
Redemption of preferred shares	(69,060)	—	(246,870)
Issuance of shares	—	—	100

	668,540	(2,109,513)	2,275,248

(Decrease) increase in cash	358,821	(211,965)	(3,068,837)
Cash, beginning of year	162,529	374,494	3,443,331

Cash, end of year	$521,350	$162,529	$374,494

See accompanying notes

REGIONAL TIRE DISTRIBUTORS (CALGARY) INC.

Notes to the Financial Statements

February 28, 2014, February 28, 2013 and February 29, 2012

(In Canadian Dollars)

1. Nature of operations

The Company was incorporated under the Alberta Business Corporations Act on October 26, 1987 and operated a wholesale tire distribution business under its original name as South Alta Tire Distributors Ltd. The company changed its name to Regional Tire Distributors (Calgary) Inc. on October 5, 2010.

2. Summary of significant accounting policies

Basis of presentation

These financial statements are prepared in accordance with Canadian accounting standards for private enterprises.

Revenue recognition

Revenue is recognized when the goods have been delivered, the services have been completed, the transaction has been accepted by the customer and collection is reasonably assured. The Company reports its revenue net of returns, sales discounts and rebates to customers.

Interest revenue is recognized on an annual basis as it is earned.

Rental revenue earned under a lease agreement is recognized as revenue over the term of the underlying lease. All rent increases based on escalation clauses in lease agreements are accounted for on a straight-line basis over the term of the respective leases. Property taxes, other operating cost recoveries, and other incidental income are recognized on an accrual basis.

Vendor Rebates and Allowances

The Company participates in various purchase rebate programs with its major tire vendors including early payment incentives and volume purchase rebates based on defined levels of purchase volume. These arrangements enable the Company to earn rebates that reduce the cost of merchandise purchased. Vendor rebates and allowances are accrued as earned. Vendor rebates and allowances earned are initially recorded as a reduction in the cost of merchandise inventories and are included in operations (as a reduction of cost of goods sold) in the period the related product is sold. Accordingly, the amount of vendor rebates included in operations in any year could include rebates earned in a prior year.

Allowance for doubtful accounts

The allowance for doubtful accounts reflects management’s best estimate of losses on the accounts receivable balances. The company maintains an allowance for doubtful accounts that is estimated based on a variety of factors including accounts receivable aging, historical experience and other currently available information, including events such as customer bankruptcy and current economic conditions. Interest is charged on overdue account receivable balances. A provision is recorded in the period in which the receivable is deemed uncollectible.

Inventories

Inventories are valued at the lower of cost or net realizable value. The cost of inventories comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition

REGIONAL TIRE DISTRIBUTORS (CALGARY) INC.

Notes to the Financial Statements

February 28, 2014, February 28, 2013 and February 29, 2012

(In Canadian Dollars)

including volume rebates and allowances from vendors. The cost of inventories is determined using the first-in, first-out (FIFO) method. Net realizable value is the estimated selling price in the ordinary course of business, less costs necessary to complete the sale. Inventory is reduced for the estimated losses due to obsolescence. This reduction is determined for groups of products based on purchases in the recent past and/or expected future demand.

Property and equipment

Property and equipment are recorded at cost less accumulated amortization.

Amortization is calculated at the following annual rates:

Office equipment	- 20% declining balance basis
Computer equipment	- 30%-100% declining balance basis
Shop equipment	- 20% declining balance basis
Automotive equipment	- 30% declining balance basis
Leasehold improvement	- 5 year straight line basis
Fencing	- 10% declining balance basis

Property and equipment are tested for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable when it exceeds the sum of the undiscounted cash flows expected from its use and eventual disposal. In such a case, an impaired loss must be recognized and is equivalent to the excess of the carrying amount of a long-lived asset over its fair value.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the synergies of the business combination.

Goodwill is tested for impairment whenever events or changes in circumstances indicate that it might be impaired. The impairment test consists of a comparison of the fair value of the reporting unit to which goodwill is assigned with its carrying amount. Any impairment loss in the carrying amount compared with the fair value is charged to income in the year in which the loss is recognized.

Income taxes

The Company uses the future income taxes method to account for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Contingent liabilities

A contingent liability is recognized when the Company has a present obligation as a result of a past event, when it is probable that an outflow of resources embodying economic benefits will be required to settle the

REGIONAL TIRE DISTRIBUTORS (CALGARY) INC.

Notes to the Financial Statements

February 28, 2014, February 28, 2013 and February 29, 2012

(In Canadian Dollars)

obligation, and when a reliable estimate can be made of the amount of the obligation. A contingent liability is discounted using a current pre-tax rate that reflects the risks specific to the liability and is re-measured at fair value at each reporting date.

Use of estimates

The preparation of financial statements in conformity with Accounting Standards for Private Enterprises requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more subjective estimates included in these financial statements are the determination of allowance for doubtful accounts receivable, valuation of inventory, estimated useful lives of property and equipment for purposes of calculating amortization and valuation of contingent liabilities. Actual results could differ from those estimates.

Financial Instruments

Measurement of financial instruments

The company initially measures its financial assets and liabilities at fair value, except for certain non-arm’s length transactions. The Company subsequently measures all its financial assets and financial liabilities at amortized cost. Changes in fair value are recognized in net income.

Financial assets measured at amortized cost include cash, accounts receivable, due from corporate shareholder and loans receivable from related parties.

Financial liabilities measured at amortized cost include accounts payable and accrued liabilities, management remuneration payable, due to corporate shareholders, shareholder’s loan and loans payable to related parties.

Impairment

Financial assets measured at cost are tested for impairment when there are indicators of impairment. The amount of the write-down is recognized in net income. The previously recognized impairment loss may be reversed to the extent of the improvement, directly or by adjusting the allowance account, provided it is no greater than the amount that would have been reported at the date of the reversal had the impairment not been recognized previously. The amount of the reversal is recognized in net income.

Transaction costs

Transaction costs relating to financial instruments that are measured subsequently at fair value are recognized in operations in the year in which they are incurred. For instruments that are subsequently measured at amortized cost, the amount initially recognized is adjusted for transaction costs directly attributable to the origination, acquisition, issuance or assumption.

REGIONAL TIRE DISTRIBUTORS (CALGARY) INC.

Notes to the Financial Statements

February 28, 2014, February 28, 2013 and February 29, 2012

(In Canadian Dollars)

3. Accounts Receivable

Accounts receivable consists of the following:

	February 28, 2014	February 28, 2013	February 29, 2012
Trade receivable	$2,325,091	$2,138,210	$2,289,971
Allowance for doubtful accounts	(321,129)	(299,915)	(245,172)

	$2,003,962	$1,838,295	$2,044,799

4. Inventories

Inventories consist of the following:

	February 28, 2014	February 28, 2013	February 29, 2012
Tires	$6,149,119	$5,183,560	$4,719,657
Wheel	74,424	66,720	56,700

	$6,223,543	$5,250,280	$4,776,357

As at February 28, 2014 year end, inventory included volume rebates and allowances in the amount of $168,422 (February 28, 2013—$352,660; February 29, 2012—$390,461).

Cost of sales reported on the statement of operations include $20,463,834 (February 28, 2013—$15,726,623 February 29, 2012—$12,987,392) of inventories recognized as an expense during the year.

5. Due from/Due to Corporate Shareholders

Due from corporate shareholder are as follows:

	February 28, 2014	February 28, 2013	February 29, 2012
Regional Tire Distributors (Edmonton) Inc. (ownership 25%)	$13,135	7,537	11,371

	$13,135	$7,537	$11,371

Due from corporate shareholder is unsecured, non-interest bearing and has no stated terms of repayment.

As the loan to corporate shareholder has no stated terms of repayment and is not expected to be repaid within the next year, it has been classified as a long term asset.

Due to corporate shareholders are as follows:

	February 28, 2014	February 28, 2013	February 29, 2012
673889 Alberta Ltd. (ownership 25%)	$69,060	$—	$70,000
Regional Tire Distributors (Edmonton) Inc. (ownership 25%)	6,990	5,907	3,205
L & K Tire Inc. (ownership 25%)	—	107,274	—

	$76,050	$113,181	$73,205

REGIONAL TIRE DISTRIBUTORS (CALGARY) INC.

Notes to the Financial Statements

February 28, 2014, February 28, 2013 and February 29, 2012

(In Canadian Dollars)

Due to corporate shareholders are unsecured, non-interest bearing and have no stated terms of repayment.

As the corporate shareholders have agreed in writing not to demand repayment of any portion of the loan balances prior to March 1, 2015, the loans have been classified as long term liabilities.

6. Loans Receivable from/Payable to Related Parties and Related Party Transactions

Loans receivable from related parties are as follows:

	February 28, 2014	February 28, 2013	February 29, 2012
Kirk’s Tire (Brooks) Ltd.	$26,229	$17,552	$9,389
Kirk’s Tire (Calgary) Ltd.	—	—	5,179
Kirk’s Tire (Red Deer) Ltd.	3,798	9,513	6,136
Kirk’s Tire Ltd.	18,185	21,517	17,163
Regional Tire Distributors (Langley) Inc.	265	10,981	1,690
Regional Tire Distributors (Victoria) Inc.	2,958	2,286	—
Regional Tire Distributors (Vernon) Inc.	3,073	185	—
Regional Tire Distributors (Manitoba) Inc.	9,912	—	—
Tirecraft Lloydminster Truck Centre Inc.	2,816	—	—
Darren Vasseur	40,000	—	—

	$107,236	$62,034	$39,557

Loans receivable from the parties noted above are unsecured, non-interest bearing and have no stated terms of repayment. The relationship between Regional Tire Distributors (Calgary) Inc. and each of these parties is as follows:

Kirk’s Tire (Brooks) Ltd., Kirk’s Tire (Red Deer) Ltd., Regional Tire Distributors (Langley) Inc., Regional Tire Distributors (Victoria) Inc., Regional Tire Distributors (Vernon) Inc., Regional Tire Distributors (Manitoba) Inc. and Tirecraft Lloydminster Truck Centre Inc. are significantly influenced by a director of Regional Tire Distributors (Calgary) Inc.

Kirk’s Tire Ltd. is a company controlled by a director of Regional Tire Distributors (Calgary) Inc.

Kirk’s Tire (Calgary) Ltd. is controlled by an immediate family member of a director of Regional Tire Distributors (Calgary) Inc.

Darren Vasseur is a director of Regional Tire Distributors (Calgary) Inc.

As the loans receivable have no stated terms of repayment and are not expected to be repaid within the next year, they have been classified as long term assets.

REGIONAL TIRE DISTRIBUTORS (CALGARY) INC.

Notes to the Financial Statements

February 28, 2014, February 28, 2013 and February 29, 2012

(In Canadian Dollars)

Loans payable to related parties are as follows:

	February 28, 2014	February 28, 2013	February 29, 2012
VLK Properties Inc.	$48,616	$51,871	$175,818
KDW Enterprises Ltd.	128,288	24,863	69,061
Kirk’s Adminco Ltd.	16,275	18,803	18,165
Kirk’s Tire (Calgary) Ltd.	—	—	55
Kirk’s Tire Ltd.	1,328,429	895,457	1,696,738
Pask Technology Group Inc.	1,037	781	684
Regional Tire Distributors (Langley) Inc.	5,984	1,247	—
Regional Tire Distributors (Vernon) Inc.	5,606	883	—
Tirecraft Western Canada Ltd.	156,833	—	—
Ward Tire	—	—	300,000
Doug Vasseur	—	—	410,936
Karen Vasseur	—	—	436,684
Darren Vasseur	—	—	189,253

	$1,691,068	$993,905	$3,297,394

Loans payable to the parties noted above are unsecured, non-interest bearing and have no stated terms of repayment, except Kirk’s Tire Ltd. which is secured by inventory. The relationship between Regional Tire Distributors (Calgary) Inc. and each of these parties is as follows:

KDW Enterprise Ltd., Kirk’s Adminco Ltd., Pask Technology Group Inc., Regional Tire Distributors (Langley) Ltd. and Regional Tire Distributors (Vernon) Ltd. are significantly influenced by a director of Regional Tire Distributors (Calgary) Inc.

Kirk’s Tire Ltd. is a company controlled by a director of Regional Tire Distributors (Calgary) Inc.

VLK Properties Inc. is under common control.

Tirecraft Western Canada Ltd. is a company wholly owned by one of the shareholders of Regional Tire Distributors (Calgary) Inc.

Kirk’s Tire (Calgary) Ltd. is indirectly controlled by an immediate family member of a director of Regional Tire Distributors (Calgary) Inc.

Ward Tire is under common ownership of Regional Tire Distributors (Calgary).

Darren Vasseur is a director of Regional Tire Distributors (Calgary) Inc. Doug Vasseur and Karen Vasseur are immediate family members of the director.

As the related parties have agreed in writing not to demand repayment of any portion of the loan balances prior to March 1, 2015, the loans have been classified as long term liabilities.

REGIONAL TIRE DISTRIBUTORS (CALGARY) INC.

Notes to the Financial Statements

February 28, 2014, February 28, 2013 and February 29, 2012

(In Canadian Dollars)

Sales to related parties are as follows:

	February 28, 2014	February 28, 2013	February 29, 2012
Kirk’s Tire (Brooks) Ltd.	$287,835	$261,323	$195,857
Kirk’s Tire (Calgary) Ltd.	—	—	139,154
Kirk’s Tire (Red Deer) Ltd.	166,990	132,304	171,813
KDW Enterprises Ltd.	793	335	—
Regional Tire Distributors (Edmonton) Inc.	75,372	181,406	151,258
Regional Tire Distributors (Langley) Inc.	32,717	10,056	—
Regional Tire Distributors (Victoria) Inc.	41,933	17,830	—
Regional Tire Distributors (Vernon) Inc.	34,240	24,688	1,543
Regional Tire Distributors (Manitoba) Inc.	193,240	—	—
Tirecraft Lloydminster Truck Centre Inc.	22,070	1,678	1,364

	$855,190	$629,620	$660,989

Inventory purchases from related parties are as follows:

	February 28, 2014	February 28, 2013	February 29, 2012
Kirk’s Tire (Brooks) Ltd.	$—	$—	$551
Kirk’s Tire (Red Deer) Ltd.	604	—	380
Kirk’s Tire Ltd.	3,516,716	2,727,411	2,837,377
KDW Enterprises Ltd.	707,495	842,185	861,060
L&K Tire Inc.	101	126,999	24,881
Regional Tire Distributors (Edmonton) Inc.	743,230	123,978	142,204
Regional Tire Distributors (Langley) Inc.	201,431	24,207	1,968
Regional Tire Distributors (Vernon) Inc.	85,109	5,131	487
Regional Tire Distributors (Manitoba) Inc.	5,769	—	—

	$5,260,455	$3,849,911	$3,868,908

Included in the rent expense are lease payments to VLK Properties Inc., a company under common control, which amounted to $526,980 for the 2014 fiscal year (February 28, 2013—$526,980; February 29, 2012—$457,250)

Included in the management fees expense are administrative services fee paid to Kirk’s Adminco Ltd., a company under common control, which amounted to $180,000 for the 2014 fiscal year (February 28, 2013—$180,000; February 29, 2012—$180,000).

Included in computer expenses are information technology services payments to Pask Technology Group Inc., a company related through a common director of Regional Tire Distributors (Calgary) Inc., which amounted to $15,300 for the 2014 fiscal year (February 28, 2013—$9,944; February 29, 2012—$5,922)

Included in cost of sales are advertising expense payments to Tirecraft Western Canada Ltd., a company related through a common director of Regional Tire Distributors (Calgary) Inc., which amounted to $156,833 for the 2014 fiscal year (February 28, 2013—$nil; February 29, 2012—$nil).

Included in the professional fees expense is an amount of $30,000 paid to BJK Holdings Ltd., a 25% shareholder of Regional Tire Distributors (Calgary) Inc., related to negotiation services provided to the Company regarding the purchase of assets from Harper’s Tire (1931) Ltd.

REGIONAL TIRE DISTRIBUTORS (CALGARY) INC.

Notes to the Financial Statements

February 28, 2014, February 28, 2013 and February 29, 2012

(In Canadian Dollars)

These transactions are in the normal course of operations and have been reported in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7. Property and Equipment

	February 28, 2014
	Cost	Accumulated Amortization	Net
Office equipment	$18,171	$11,662	$6,509
Computer equipment	36,057	17,646	18,411
Shop equipment	140,375	49,745	90,630
Automotive equipment	524,771	323,056	201,715
Leasehold improvements	598,367	293,753	304,614
Fencing	7,859	2,416	5,443

	$1,325,600	$698,278	$627,322

	February 28, 2013
	Cost	Accumulated Amortization	Net
Office equipment	$13,071	$10,672	$2,399
Computer equipment	10,662	10,662	—
Shop equipment	78,125	34,869	43,256
Automotive equipment	403,816	262,525	141,291
Leasehold improvements	598,367	174,080	424,287
Fencing	7,859	1,811	6,048

	$1,111,900	$494,619	$617,281

	February 29, 2012
	Cost	Accumulated Amortization	Net
Office equipment	$13,071	$10,072	$2,999
Computer equipment	10,662	10,407	255
Shop equipment	74,175	24,549	49,626
Automotive equipment	302,157	229,184	72,973
Leasehold improvements	571,217	57,121	514,096
Fencing	7,859	1,140	6,719

	$979,141	$332,473	$646,668

8. Shareholder’s loan

Shareholder’s loan at February 28, 2014 which includes amounts outstanding at February 28, 2013 are unsecured, non-interest bearing, and are due March 1, 2015.

9. Share Capital

Authorized:
Unlimited number of Class “A” through “D” common voting shares
Unlimited number of Class “E” through “H” common non-voting shares
Unlimited number of Class “I” through “L” preferred redeemable non-voting shares
Unlimited number of Class “M” through “P” preferred redeemable voting shares

REGIONAL TIRE DISTRIBUTORS (CALGARY) INC.

Notes to the Financial Statements

February 28, 2014, February 28, 2013 and February 29, 2012

(In Canadian Dollars)

	February 28, 2014	February 28, 2013	February 29, 2012
Issued:
25 Class A common shares	$25	$25	$25
25 Class B common shares	25	25	25
25 Class C common shares	25	25	25
25 Class D common shares	25	25	25

	100	100	100

2,000 Class I preferred shares	—	200	200
1,973 Class I preferred shares	197	—	—

	197	200	200

	$297	$300	$300

Class I preferred shares issued have redemption value of $2,557.76 per share.

On December 31, 2013, the Company redeemed 27 Class I preferred shares with a paid up capital of $0.10 and a redemption amount of $69,060. The excess of the redemption value over the paid up capital amount of $69,057 is recorded as a reduction of retained earnings.

On November 29, 2011, the Company redeemed 60 Class E preferred shares with a paid up capital of $1.00 and a redemption amount of $246,870. The excess of the redemption value over the paid up capital amount of $246,810 was recorded as a reduction of retained earnings. The existing share certificate was cancelled.

10. Non-cash Working Capital Items

Non-cash working capital items related to operations are as follows:

	February 28, 2014	February 28, 2013	February 29, 2012
Accounts receivable	$(165,667)	$206,504	$(1,351,839)
Goods and Services Tax receivable	(70,822)	72,038	(117,099)
Inventories	(240,572)	(473,923)	(3,721,491)
Prepaid expenses	(17,930)	3,469	(7,014)
Income taxes receivable	(63,782)	—	—
Accounts payable and accrued liabilities	32,618	173,470	(220,027)
Income taxes payable	(469,917)	455,802	(53)
Management remuneration payable	716,000	—	—

	$(280,072)	$437,360	$(5,417,523)

11. Commitment and Contingency

Commitment

The Company has entered into an operating lease for its premises expiring March 30, 2016.

REGIONAL TIRE DISTRIBUTORS (CALGARY) INC.

Notes to the Financial Statements

February 28, 2014, February 28, 2013 and February 29, 2012

(In Canadian Dollars)

The required payments in future fiscal periods are as follows:

2015	$113,944
2016	113,944
2017	9,495

$237,383

Contingency

On January 1, 2014, the Company entered into a consultation agreement with the former owners of Harper’s Tire (1931) Ltd. (Harper) (Note 13). Pursuant to the agreement, Harper has agreed to provide certain consulting and marketing services in favour of the Company for a period of five years in exchange for fees equal to 50% of the Company’s pre-tax profits generated from products sold by the Company to Harper’s previous customers. The amount of the fee is to be determined by the end of each calendar year.

12. Financial Instruments

Credit Risk

The Company is susceptible to credit risk on its accounts receivable and mitigates this risk through an extensive credit evaluation process.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company is exposed to this risk mainly in respect to its accounts payable and accrued liabilities and its management remunerations payable. As at February 28, 2014, the Company has a working capital balance of $7,339,813 (February 28, 2013—$6,261,173; February 29, 2012—$5,989,498)

Interest Rate Risk

Interest rate risk refers to adverse consequences of interest rate changes on the Company’s cash flows and financial position. Management does not believe the Company is exposed to significant interest rate risk.

13. Asset Purchase

On January 1, 2014, the Company acquired assets from Harper’s Tire (1931) Ltd. The aggregate adjusted purchase price was $2,408,652 and was allocated to the assets acquired based on their fair market value as follows:

Inventories	$732,691
Lease deposits	28,000
Property and equipment	75,000
Goodwill	1,572,961

Total assets acquired	$2,408,652

Total consideration for the acquisition consists of the following:
Cash payment	$1,335,691
Contingent consideration	1,072,961

$2,408,652

REGIONAL TIRE DISTRIBUTORS (CALGARY) INC.

Notes to the Financial Statements

February 28, 2014, February 28, 2013 and February 29, 2012

(In Canadian Dollars)

14. Canadian Accounting Standards for Private Enterprises and US GAAP Reconciliation

The financial statements of the Company have been prepared in accordance with Canadian Accounting Standards for Private Enterprises. The material differences between the accounting policies used by the Company under Canadian Accounting Standards for Private Enterprises and US GAAP are disclosed below.

a) Income Taxes

Under US GAAP, the Company recognizes a tax benefit if it is more likely than not that a tax position taken or expected to be taken in a tax return will be sustained upon examination by taxing authorities based on the merits of the position. The tax benefit recognized in the financial statements is measured based on the largest amount of benefit that is greater than 50 per cent likely of being realized upon settlement. The difference between a tax position taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to this guidance represents an unrecognized tax benefit. An unrecognized tax benefit is disclosed as a long-term liability unless the Company anticipates a payment or receipt within one year in respect of the position. As a result of implementing these provisions there was no material impact on the Company’s financial statements.

Under US GAAP the Company is required to calculate and record corporate income taxes based on enacted corporate income tax rates. Under ASPE, the Company had calculated and recognized corporate income taxes using substantively enacted corporate income tax rates. For the Company, enacted and substantively enacted corporate tax rates are the same; as a result no differences to calculated and recognized corporate income taxes arise. There are no material differences between the Company’s statutory income tax rate and the effective tax rate.

b) Variable Interest Entities

The Company has performed a review of the entities with which it conducts business and has concluded that there are no entities that are required to be consolidated or variable interests that are required to be disclosed under the requirements of ASC Topic 810, Consolidation of Variable Interest Entities.

c) Preferred shares

Under US GAAP, the Company recognizes preferred shares at stated capital value as part of equity if there is not an unconditional obligation for the Company to redeem the shares by transferring an asset on a specified or determinable date or upon an event that is certain to occur. For the Company, there is no unconditional obligation for the preferred shares to be redeemed at the option of the holder at February 29, 2012, February 28, 2013 and February 28, 2014, therefore the stated value of the preferred shares has been reported as an equity component.

d) Comprehensive Income

US GAAP requires the presentation of a Statement of Comprehensive Income. The Company has no items that would cause such presentation to differ from the amounts presented as Net Income in the accompanying financial statements.

TTT Holdings, Inc. and Subsidiaries

Index

December 31, 2013 and 2012

Independent Auditor’s Report

To the Board of Directors of

TTT Holdings, Inc. and Subsidiaries

We have audited the accompanying consolidated financial statements of TTT Holdings, Inc. and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of operations, of stockholders’ equity and mezzanine equity and of cash flows for the years then ended.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TTT Holdings, Inc. and its subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers, LLP

Columbus, Ohio

February 28, 2014, except for Note 15, as to which the date is June 16, 2014

TTT Holdings, Inc. and Subsidiaries

Balance Sheets

December 31, 2013 and 2012

	2013	2012
Assets
Current assets
Cash and cash equivalents	$4,390,410	$2,704,505
Accounts receivable	49,574,217	65,949,428
Other receivables	15,320,631	19,021,928
Inventories	92,525,287	105,494,221
Prepaid expenses and other	2,273,479	2,355,902

Total current assets	164,084,024	195,525,984
Notes receivable, net of allowance for doubtful accounts of $116,139 and $269,420, respectively	250,675	130,795
Property and equipment, net	8,217,527	7,074,576
Intangible assets, net	86,935,863	97,087,731
Goodwill	44,395,930	44,395,930
Other noncurrent assets	894,789	1,291,987

Total assets	$304,778,808	$345,507,003

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$115,810,618	$159,766,404
Accrued liabilities	8,796,813	5,827,556
Fair value of interest rate swap	779,412	1,341,780
Short-term note payable	1,406,762	—
Current maturities of long-term debt and capital lease obligations	7,005,747	7,676,809

Total current liabilities	133,799,352	174,612,549
Long-term debt and capital lease obligations	91,479,118	83,192,672

Total liabilities	225,278,470	257,805,221

Commitments and contingencies

Mezzanine equity
Redeemable common stock; $.001 par value: 8,326 shares issued and outstanding	8,875,516	14,212,482

Stockholders’ equity
Common stock, $.001 par value per share; 150,000 voting and 15,000 nonvoting shares authorized, 76,569 and 71,569 voting shares issued and outstanding at December 31, 2013 and 2012, respectively	77	72
Additional paid-in capital	83,627,822	74,651,789
Note receivable from stockholder	(787,091)	(775,166)
Accumulated deficit	(12,215,986)	(387,395)
Noncontrolling interest	—	—

Total stockholders’ equity	70,624,822	73,489,300

Total liabilities and stockholders’ equity	$304,778,808	$345,507,003

The accompanying notes are an integral part of these consolidated financial statements

TTT Holdings, Inc. and Subsidiaries

Statements of Operations

Years Ended December 31, 2013 and 2012

	2013	2012
Net sales	$502,193,896	$570,042,650
Cost of goods sold	420,952,410	481,747,063

Gross profit	81,241,486	88,295,587
Operating expenses	83,232,641	79,195,149

Operating (loss) income	(1,991,155)	9,100,438
Interest expense, net	9,852,960	9,202,654

Loss before income taxes	(11,844,115)	(102,216)
Income tax (benefit) expense	(15,524)	182,357

Net loss	(11,828,591)	(284,573)
Net income attributable to the noncontrolling interest	—	102,822

Net loss attributable to TTT Holdings, Inc. stockholders	$(11,828,591)	$(387,395)

The accompanying notes are an integral part of these consolidated financial statements

TTT Holdings, Inc. and Subsidiaries

Statements of Stockholders’ Equity and Mezzanine Equity

Years Ended December 31, 2013 and 2012

			Stockholders’ Equity					Mezzanine Equity
			Additional Paid-In Capital	Note Receivable from Stockholder	Accumulated Earnings (Deficit)	Noncontrolling Interest	Total Stockholders’ Equity	Redeemable Common Stock
	Common Stock
	Shares	Amount						Shares	Amount
Balances at December 31, 2011	71,569	$72	$79,591,310	$(763,199)	$—	$397,409	$79,225,592	8,326	$11,406,620
Net income (loss)	—	—	—	—	(387,395)	102,822	(284,573)
Interest earned on note receivable from stockholder	—	—	—	(11,967)	—	—	(11,967)
Stock based compensation	—	—	418,006	—	—	—	418,006
Dividends	—	—	(2,551,665)	—	—	(500,231)	(3,051,896)
Adjustments to redeemable common stock fair value measurement	—	—	(2,805,862)	—	—	—	(2,805,862)	—	2,805,862

Balances at December 31, 2012	71,569	72	74,651,789	(775,166)	(387,395)	—	73,489,300	8,326	14,212,482
Net loss	—	—	—	—	(11,828,591)	—	(11,828,591)
Interest earned on note receivable from stockholder	—	—	—	(11,925)	—	—	(11,925)
Stock based compensation	—	—	538,010	—	—	—	538,010
Settlement of stock options	—	—	(150,000)	—	—	—	(150,000)
Distributions	—	—	(1,748,938)	—	—	—	(1,748,938)
Issuance of common stock	5,000	5	4,999,995	—	—		5,000,000
Adjustments to redeemable common stock fair value measurement	—	—	5,336,966	—	—	—	5,336,966	—	(5,336,966)

Balances at December 31, 2013	76,569	$77	$83,627,822	$(787,091)	$(12,215,986)	$—	$70,624,822	8,326	$8,875,516

The accompanying notes are an integral part of these consolidated financial statements

TTT Holdings, Inc. and Subsidiaries

Statements of Cash Flows

Years Ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities
Net loss	$(11,828,591)	$(284,573)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities
Depreciation and amortization	11,979,180	11,510,415
Noncash stock compensation	538,010	418,006
Amortization of deferred financing costs	238,435	238,710
Amortization of discount on subordinated loan	140,306	165,816
Amortization of deferred rent expense	439,485	611,078
Unrealized loss on interest rate swap	(562,368)	(224,525)
Interest paid-in-kind	746,325	739,349
Interest earned on note receivable from stockholder	(11,925)	(11,967)
Loss on sale of assets	85,557	—
Changes in assets and liabilities, net of acquisitions
Accounts receivable	16,375,211	1,631,166
Other receivables	3,701,297	(269,864)
Inventories	12,968,934	(6,938,498)
Notes receivable	(119,880)	93,695
Prepaid expenses and other assets	106,448	(1,247,222)
Accounts payable	(44,080,064)	6,937,441
Accrued liabilities	2,529,772	(81,165)

Net cash (used in) provided by operating activities	(6,753,868)	13,287,862

Cash flows from investing activities
Purchase of property and equipment	(1,133,333)	(3,204,868)
Proceeds from settlement from prior acquisition	—	4,075,010
Acquisition of business, net of cash acquired	—	(2,267,338)

Net cash used in investing activities	(1,133,333)	(1,397,196)

Cash flows from financing activities
Proceeds from issuance of common stock	5,000,000	—
Payment of financing costs	(154,525)	—
Distributions to stockholders	(1,748,938)	(3,051,896)
Settlement of stock options	(150,000)	—
Borrowings from revolving loan	213,462,463	234,276,642
Repayments on revolving loan	(200,242,465)	(241,497,733)
Proceeds from short-term and long-term debt	2,106,464	—
Payments on short-term and long-term debt and capital lease obligations	(8,699,893)	(6,448,989)

Net cash provided by (used in) financing activities	9,573,106	(16,721,976)

Net increase (decrease) in cash and cash equivalents	1,685,905	(4,831,310)
Cash and cash equivalents at beginning of year	2,704,505	7,535,815

Cash and cash equivalents at end of year	$4,390,410	$2,704,505

Supplemental disclosure of cash flow information
Cash paid for interest	$6,085,236	$8,316,273

Noncash investing and financing activities
Purchase of software with vendor financing	$1,478,255	$—
Capital lease obligations	319,954	—
Purchase of property and equipment in accounts payable	124,278	—

The accompanying notes are an integral part of these consolidated financial statements

TTT Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

1. Description of Business

TTT Holdings, Inc. (“Holdings”) is incorporated in Delaware as an S-Corporation. Terry’s Tire Town Holdings, Inc. (“TTT”), its wholly owned subsidiary, is incorporated in Ohio as an S-corporation. Through its operating subsidiaries, TTT’s primary operations are as a wholesale distributor of tires and accessories throughout the eastern half of the United States. During 2011, TTT formed Summit Tire Northeast, LLC (“Summit”) to acquire the assets of Summit Tire of Massachusetts, Inc., a wholesale tire distributor with operations focused in the New England area and TTT directly acquired the stock of Englewood Tire Wholesale, Inc. (“Englewood”), a wholesale tire distributor with operations focused primarily in the Greater New York, New Jersey and Connecticut area. Holdings has no significant assets or operations other than its ownership of TTT. The operations of TTT constitutes the operations of Holdings.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Holdings, TTT and each of TTT’s wholly owned subsidiaries and entities controlled by TTT but not wholly-owned (collectively the “Company”). All significant intercompany balances and transactions have been eliminated in consolidation.

Noncontrolling interests represent the portion of equity the Company does not own in the controlled entities included in the financial statements. The Company identifies its noncontrolling interests separately within the equity section on the consolidated balance sheet. The amounts of consolidated net earnings attributable to the Company and to the noncontrolling interests are presented separately on the Company’s consolidated statement of operations. The Company dissolved its noncontrolling interests in 2012.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates include the Company’s valuation of doubtful accounts receivable, valuation of inventory reserves, valuation of goodwill, share-based compensation, the fair value of derivative instruments, the fair value of purchased assets and liabilities, including intangible assets and related useful lives assigned to such assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less which are not subject to withdrawal restrictions or penalties to be cash and cash equivalents. Such investments are carried at their cost, which approximates their estimated fair market value.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents. The majority of cash and cash equivalents at December 31, 2013 and 2012 were deposited with large banking institutions. The Company maintains cash deposits in banks which, from time to time, exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the institutions and believes that any potential credit loss is minimal.

TTT Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Accounts Receivable

Trade receivables represent amounts due from product sales in the ordinary course of business. Accounts receivable are recorded at the invoiced amount and do not bear interest. Credit is extended based on an evaluation of customers’ financial condition, and trade receivables are generally not collateralized.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is the Company’s best estimate of the amount of probable losses for uncollected receivables. The Company determines the allowance based on customer risk, the length of time accounts are past due, and historical write-off experience. Account balances are charged to the allowance when it is probable the receivable will not be recovered. The total adjustment to reduce accounts receivable to the recoverable amount was $2,042,500 and $2,885,703 at December 31, 2013 and 2012, respectively.

Inventories

Inventories consist of products held for resale and are valued at the lower of cost or market, with cost determined by the last-in, first-out method (“LIFO”) for tire inventory and at moving average cost for non-tire inventory. The LIFO reserve was $202,520 and $4,576,974 at December 31, 2013 and 2012, respectively. The composition of inventory valued at LIFO and FIFO is as follows:

	2013	2012
Inventory at LIFO (primarily tire inventory)	$88,076,680	$101,192,482
Inventory at FIFO (primarily nontire inventory)	4,448,607	4,301,739

	$92,525,287	$105,494,221

During 2013, the combination of deflation and reduction in inventory quantities resulted in a liquidation of LIFO inventory carried at lower costs prevailing in prior years as compared with the cost of 2012 purchases, the effect of which decreased cost of goods sold and increased net income by approximately $4,374,000. The portion related to the change in cost in inventory compared to 2012 was approximately $537,000.

The above balances are presented net for slow-moving and obsolete inventory of $1,217,681 and $1,101,894 at December 31, 2013 and 2012, respectively.

Derivative Instruments

The Company’s interest rate risk management strategy uses derivative instruments to minimize cash flow risks caused by interest rate volatility associated with the Company’s variable rate debt. At December 31, 2013 and 2012, the derivative instruments used to meet the Company’s risk management objectives were interest rate swaps. The Company chose not to apply hedge accounting for its interest rate swap agreements. Accordingly, the interest rate swaps are carried at their fair value on the consolidated balance sheet, with changes in their fair value recognized in current earnings (see Note 12).

Deferred Financing Costs

Deferred financing costs are included in other noncurrent assets and represent the direct costs of establishing the Company’s term and revolving debt. Deferred financing costs are amortized to interest expense over the term of the related debt using the effective interest method for term commitments and the straight-line method for revolving commitments.

TTT Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance, repairs and minor renewals are charged to expense as incurred. Major renewals and improvements are capitalized. The cost and accumulated depreciation of disposed assets are eliminated from the accounts and resulting gain or loss is reflected in earnings. Leasehold improvements are amortized over the shorter of the lease term or useful life of the asset. Capital leases are amortized over the lease term. Depreciation and amortization is computed using the straight-line method over the following estimated useful lives:

Leasehold improvements	5 – 25 years
Machinery and equipment	7 years
Furniture and fixtures	5 years
Vehicles	5 years
Computer software and equipment	3 years

Intangible Assets

Intangible assets consist of customer relationships and trade names. The intangible assets were determined to have finite lives. Amortization of finite-lived intangible assets is recorded to reflect the pattern of economic benefits based on projected revenues over their respective estimated useful lives. Intangible assets are amortized by the straight-line method over the estimated useful lives (customer relationships—11 to 13 years and trade names—3 to 18 years).

Impairment of Long-Lived Assets

The Company assesses the recoverability of property and equipment and amortizable intangible assets whenever events and circumstances indicate that the carrying value of the asset may not be recoverable from its future undiscounted cash flows. If it is determined an impairment has occurred, an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its estimated fair value. No impairments were recorded for the years ended December 31, 2013 and 2012.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Goodwill is assessed at least annually for impairment and between annual tests, if events or changes in circumstances indicate potential impairment exists, using a fair value-based approach. Any such impairment is recognized in the period identified. In evaluating goodwill for impairment, the Company identifies goodwill related to each of its reporting units. The Company has determined it operates in two reporting units: wholesale and commercial. For purposes of evaluating goodwill for impairment, assets and liabilities, including goodwill, were allocated to each reporting unit on the basis of relative fair value of each unit. No impairment of goodwill was recorded in the years ended December 31, 2013 and 2012.

Revenue Recognition

Sales are recognized when products are shipped or when title transfers to customers, if later, net of estimated returns and customer discounts.

TTT Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Supplier Incentives

The Company receives monthly, quarterly and annual performance rebates from suppliers based on attaining certain purchase and/or sales goals. The Company receives other rebates from suppliers which are negotiated with suppliers and are not dependent on the Company meeting minimum purchase and/or sales goals. Suppliers’ rebates are recognized ratably based on the terms of the contracts or programs with each supplier and are recorded as a reduction of cost of goods sold. Supplier rebates are classified as a reduction of inventory when the incentive is part of a buying arrangement. Receivables from suppliers for rebates and incentives are included in other receivables in the consolidated balance sheet.

Shipping and Handling Costs

The Company includes in cost of goods sold the cost of tire and non-tire inventory sold. Warehousing and distribution costs, including costs associated with delivering product to customers are included in operating expenses. Total warehousing and distribution costs for the years ended December 31, 2013 and 2012 were approximately $39,148,000 and $37,992,000 respectively including approximately $14,619,000 and $14,842,000, respectively, related to shipping and handling.

Advertising Costs

Advertising costs are expensed when incurred as part of operating expenses. The Company receives reimbursements from vendors for advertising costs. Reimbursements for advertising expenditures are reported on a net basis within operating expenses. Reimbursements received in excess of the cost of advertising are reported within cost of goods sold. Net advertising costs were $127,301 and $180,924 for the years ended December 31, 2013 and 2012, respectively.

Stock-Based Compensation

The Company recognizes compensation expense for equity awards provided to employees in return for employee service. The Company issued both time vesting and performance-based stock options to certain employees. Time vesting options are measured at the fair value of the award at the grant date and are expensed on a straight-line basis over the service period. The performance-based options vest in tranches based on the Company meeting annual earnings targets and also contain a service requirement. Compensation expense for performance-based options is recorded over the relevant service period when it becomes probable that the contingent performance measures are expected to be met. Fair value is measured at the grant date and amortized on a graded vesting basis over the requisite service periods of the awards, which is generally the vesting period.

Income Taxes

There is no provision for federal and certain state income taxes in the consolidated financial statements of the Company, as an S-corporation is generally not subject to these taxes. Stockholders are individually subject to the income taxes on the Company’s results of operations and, accordingly, the Company pays distributions to the members to the extent needed to fund the stockholders’ tax obligations. Certain state and local jurisdictions do not recognize the flow-through status of an S-corporation and require minimum income tax expense. Accordingly, the Company has recognized a state and local income tax in the accompanying statement of operations for these jurisdictions.

TTT Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

3. Business Acquisitions

Kramer Tire

On May 13, 2012, the Company acquired substantially all of the assets associated with the wholesale distribution operations of two facilities located in Norfolk and Richmond, Virginia, from Monro Muffler Brake, Inc. The intent of the acquisition was to increase operations in the Mid-Atlantic market and reinforce relationships with Monro Muffler Brake, Inc.

The purchase price was $2,267,338 paid in cash. The purchase was accounted for on the acquisition method and the assets acquired and liabilities assumed have been recorded based on their respective fair values at the acquisition date. Goodwill of $255,285 was recorded for the excess of the purchase price over the fair value of net assets acquired. Transaction costs of $114,000 were expensed in the consolidated statement of operations for the year ended December 31, 2012.

The purchase price was allocated as follows:

Assets
Inventories	$1,433,277
Intangible assets	656,088
Goodwill	255,285
Other assets	12,480

Total assets acquired	2,357,130
Total liabilities assumed	(89,792)

Fair value of net assets acquired	$2,267,338

The estimated fair value of net assets acquired, including the allocation of the fair value to identifiable assets and liabilities, was determined using Level 3 inputs in the fair value hierarchy (see Fair Value Measurements in Note 13). The most significant assumptions include estimated remaining useful life, expected revenue, survivor curve, and earnings before interest and tax margins. These assumptions may vary based on future events, perceptions of different market participants and other factors outside the control of management, and such variations may be significant to estimated values.

4. Property and Equipment

The components of property and equipment at December 31, 2013 and 2012 are as follows:

	2013	2012
Leasehold improvements	$1,742,972	$1,692,834
Machinery and equipment	4,946,917	4,003,548
Furniture and fixtures	1,116,456	927,334
Vehicles	1,096,924	776,635
Computer software and equipment	2,259,960	1,845,803
Construction in progress	1,673,928	638,321

	12,837,157	9,884,475
Less: Accumulated depreciation and amortization	(4,619,630)	(2,809,899)

Property and equipment, net	$8,217,527	$7,074,576

TTT Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

There is approximately $320,000 and $0 of capital leases at December 31, 2013 and 2012 for vehicles, respectively. Associated accumulated depreciation was approximately $28,000 and $0 at December 31, 2013 and 2012, respectively.

Depreciation and amortization expense was $1,827,312 and $1,377,447 for the years ended December 31, 2013 and 2012.

5.	Intangible Assets

Intangible assets consisted of the following as of December 31, 2013:

	Cost	Accumulated Amortization	Net
Customer relationships	$79,319,088	$(16,690,500)	$62,628,588
Trade names	33,426,000	(9,118,725)	24,307,275

	$112,745,088	$(25,809,225)	$86,935,863

Intangible assets consisted of the following as of December 31, 2012:

	Cost	Accumulated Amortization	Net
Customer relationships	$79,319,088	$(10,059,300)	$69,259,788
Tradenames	33,426,000	(5,598,057)	27,827,943

	$112,745,088	$(15,657,357)	$97,087,731

Amortization expense was $10,151,868 and $10,132,968 for the years ended December 31, 2013 and 2012, respectively.

The estimated future amortization of intangible assets is as follows:

2014	$9,726,041
2015	8,155,763
2016	8,155,763
2017	8,155,763
2018	8,155,763
Thereafter	44,586,770

$86,935,863

6. Goodwill

Activity related to goodwill for the years ended December 31, 2013 and 2012 was as follows:

Balance at December 31, 2011	$44,140,645
Additions to goodwill from acquisitions during 2012	255,285

Balance at December 31, 2012 and 2013	$44,395,930

There is no cumulative impairment to goodwill.

TTT Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

7.	Other Noncurrent Assets

Other noncurrent assets consisted of the following at December 31, 2013 and 2012:

	2013	2012
Deferred financing costs	$1,197,662	$1,043,137
Investment in American Car Care Centers	—	285,316
Deposits	291,723	319,695

	1,489,385	1,648,148
Less: Accumulated amortization of deferred financing costs	(594,596)	(356,161)

Total other noncurrent assets	$894,789	$1,291,987

Amortization of deferred financing costs was $238,435 and $238,710 for the years ended December 31, 2013 and 2012, respectively.

The estimated future amortization of deferred financing costs is as follows:

2014	$223,208
2015	189,707
2016	147,087
2017	43,064

$603,066

8. Accrued Liabilities

Accrued liabilities consisted of the following at December 31:

	2013	2012
Salaries, wages, commissions, bonuses and related payroll taxes	$2,926,809	$4,176,527
Accrued interest	3,391,403	179,050
Other accrued liabilities	2,478,601	1,471,979

	$8,796,813	$5,827,556

9. Short-Term Note Payable

During 2013, the company entered into a financing arrangement with a third party to fund commercial insurance prepayments. The amount financed was approximately $1,927,000 at an annual interest rate of 3.12%. Payments are made in equal monthly installments of $177,899 with final payment due on September 1, 2014. The remaining balance of this arrangement at December 31, 2013 is $1,406,762.

TTT Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

10. Long-Term Debt and Capital Lease Obligations

Long-term debt and capital lease obligations consisted of the following at December 31:

	2013	2012
Term loan	$30,468,047	$38,035,718
Revolving loan	17,000,000	3,780,002
Subordinated loan	39,001,131	38,703,833
Seller note	11,082,428	10,632,877
Capital leases	301,945	—
Other debt	1,090,498	316,541

Total	98,944,049	91,468,971
Less: Original issue discount on the subordinated loan	(459,184)	(599,490)

Total	98,484,865	90,869,481
Less: Current maturities	(7,005,747)	(7,676,809)

Total long-term debt and capital lease obligations	$91,479,118	$83,192,672

Term and Revolving Debt

On November 30, 2011, the Company entered into a credit agreement (the “Agreement”) consisting of revolving and term debt with a lender group. The Agreement, which was amended on March 29, 2013, is collateralized by substantially all of the Company’s assets, but subordinate to certain vendor senior collateral positions.

The revolving commitment, including outstanding letters of credit, is available up to the lesser of $45,000,000 or an agreed-upon percentage of the Company’s accounts receivable and inventory and has a maturity date of November 30, 2016. The Company is required to pay commitment fees up to 0.375% per annum on the unused portion of the revolving commitment.

In connection with one of the Company’s leased facilities, an outstanding letter of credit is open for $94,444, and expires on December 20, 2014.

The term debt requires monthly principal payments of $535,714 through November 30, 2016. The remaining outstanding principal is due on November 30, 2016. The Agreement also contains provisions which, under certain circumstances, require the Company to make prepayments of the term loan commitment beginning in 2012, based on excess cash flows as defined in the Agreement.

Interest on the revolving loan and term loan is payable monthly based on 30 day LIBOR plus a margin that fluctuates between 2.25% and 3.50% based on the Company’s leverage ratio, as defined in the Agreement. At December 31, 2013, the margin was 3.50% with a total rate of 3.67%. At December 31, 2012, the margin was 2.75% with a total rate of 2.96%.

During 2013, the Company was in default of certain covenants under the agreement and entered into Forbearance Agreements dated October 23, 2013 and December 30, 2013 (the “Forbearance Agreements”). Subsequent to December 31, 2013 the company entered into the Credit Agreement Amendment (see Note 19) and the Forbearance Agreements have terminated. The new Credit Agreement Amendment refinanced and replaced the revolving and term loans on a long-term basis, revised future covenant requirements, and waived all previous covenant violations. Therefore, the outstanding balance of the revolving and term loans were classified as long-term debt as of December 31, 2013, except for the portion due in 2014.

Subordinated Loan

On November 30, 2011, the Company entered into a subordinated credit agreement (the “Subordinated Loan”) with a lender. The Subordinated Loan, which was amended on March 29, 2013, consists of term debt which

TTT Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

is due in full on November 30, 2017. This term debt was issued at an original issue discount of $765,306. The Company amortizes the original issue discount over the life of the loan commitment using the effective interest method. The Subordinated Loan also contains provisions which, under certain circumstances, require the Company to make prepayments of the loan commitment beginning in 2013, based on excess cash flows as defined in the Subordinated Loan. The Subordinated Loan is unsecured and bears interest at 13.5%, of which at least 12% shall be payable in cash quarterly, through maturity. The remaining 1.5% may be paid in kind and added to the principal balance, at the Company’s option. During a portion of fiscal year 2013, the Company was in default of certain provisions under the Subordinated Loan. During the period of default, the Company was charged an incremental default interest rate of 2.00%. Subsequent to December 31, 2013, the Company entered into the Subordinated Credit Amendment (see Note 19) and is no longer in default under that agreement. The Subordinated Loan allows for optional prepayments at redemption prices ranging from 100% to 103%, based on the date of the redemption.

During a portion of fiscal year 2013, interest payments under the Subordinated Loan were accrued and not paid current. These amounts are included in accrued liabilities (see Note 8). The Credit Agreement Amendment allows for the current payments of interest on the subordinated loan and the repayment of accrued interest during fiscal year 2014.

The Agreement and the Subordinated Loan contain certain restrictive financial covenants, which specify minimum net worth requirements, maximum liabilities to earnings before income taxes, interest, depreciation and amortization (“EBITDA”) ratio and a minimum ratio of EBITDA to debt service cost, among others. The Company is also required to meet certain non-financial covenants, which include restrictions on indebtedness, liens and dividends.

Seller Note

The Company has a credit agreement with a former shareholder of the predecessor Company (the “Seller Note”) that matures on May 31, 2018. No principal payments are required to be made until the maturity date. The Seller Note bears interest at an annual rate of 13%, of which at least 10% is payable in cash on a quarterly basis, through maturity. The remaining 3% is considered paid-in-kind interest and is added to the principal balance. The Seller Note is subordinate to the Company’s other financing arrangements.

During a portion of 2013, interest payments under the Seller Note were accrued and not paid current. These amounts are included in accrued liabilities (see Note 8). The Credit Agreement Amendment allows for the current payments of interest on the Seller Note and the repayment of accrued interest during fiscal year 2014.

Other Debt

The Company’s other debt obligations primarily consist of vendor financing for ERP software. The obligation bears interest at an annual rate of 2% and equal quarterly payments are due until November 2015. At December 31, 2013, the outstanding balance for this obligation was approximately $1,075,000.

Aggregate annual maturities of long-term debt and capital lease obligations are as follows:

2014	$7,005,747
2015	7,013,210
2016	34,654,724
2017	39,051,558
2018	11,140,548
Thereafter	78,262

$98,944,049

TTT Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

11. Commitments and Contingencies

Leases

The Company leases certain warehouse facilities, office facilities and vehicles under both capital and operating leases expiring at various dates through November 2020. The leases require the Company to pay taxes, maintenance, insurance and certain other operating expenses applicable to the leased facilities. The terms of certain warehouse and office facility leases call for minimum rents to increase each year. Accordingly, the Company has accounted for the rent expense under the straight-line method.

At December 31, 2013, future minimum lease payments for all leases and the present value of the net minimum lease payments for capital leases were as follows:

	Operating Leases		Capital Leases
	Total	Related Parties	Total
2014	$8,135,719	$2,113,788	$73,259
2015	6,387,041	2,002,124	73,259
2016	4,289,523	773,820	73,259
2017	3,960,236	773,820	73,259
2018	4,083,657	773,820	73,259
Thereafter	8,678,393	1,483,155	85,051

Total minimum lease payments	$35,534,569	$7,920,527	451,346

Less: Amounts representing interest			149,401

Present value of net minimum lease payments			301,945
Less: Current maturities			33,205

Long-term obligations under capital leases			$268,740

Total rent expense charged to operations, including $2,234,788 and $2,245,788 to related parties, was $10,746,232 and $9,857,191 for the years ended December 31, 2013 and 2012, respectively.

Legal

Contingent liabilities arise in the ordinary course of the Company’s activities. Various legal actions, proceedings and claims may be instituted or asserted in the future against the Company. Litigation is subject to many uncertainties and it is possible that some of the legal proceedings and claims could be decided unfavorably to the Company. Based on information presently known, management does not believe any claims will have a material impact on the Company’s financial position or results of operation.

Vendor Liens

The Company has agreements with certain inventory suppliers whereby the Company’s accounts payable to these suppliers ($64,083,743 and $85,713,000 at December 31, 2013 and 2012, respectively) is collateralized by the Company’s inventory and accounts receivable. Their rights are senior to those of the debt holders (see Note 10).

Other

The Company has an unconditional obligation with a supplier for software maintenance services of approximately $416,000 in both 2014 and 2015.

TTT Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

12. Derivative Instruments

The Company has two separate interest rate swap agreements with a lender for the purpose of reducing certain exposures to interest rate fluctuations on the variable rate term debt. The notional amount of each of the swaps is $25,000,000. In accordance with the swap agreements, the Company pays a fixed rate of interest of 2.10% and 2.12% plus the applicable spread, and receives a floating rate of the lenders’ LIBOR rate plus the applicable spread. One of the swap agreements expires in November 2015 and the other swap agreement expires in January 2016.

At December 31, 2013 and 2012, the fair value of the interest rate swaps was $(779,412) and $(1,341,780). The resulting change in fair value was included as a decrease in interest expense, net and was $562,368 and $224,525 for the years ended December 31, 2013 and 2012, respectively.

13. Fair Value Measurements

The Company measures or monitors certain assets and liabilities on a fair value basis. Fair value is used on a recurring basis for assets and liabilities in which fair value is the primary basis of accounting, mainly derivative instruments. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principle or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. The Company applies the fair value hierarchy, and when possible looks to active and observable markets to price identical assets and liabilities. If identical assets and liabilities are not traded in active markets, the Company looks to market observable data for similar assets and liabilities. The fair value hierarchy prioritizes the inputs used in measuring fair value into three broad levels as follows:

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly.

Level 3	Unobservable inputs based on the Company’s own assumptions.

The following table summarizes the estimated fair value of the Company’s financial instruments as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Liabilities
Derivative instruments	$—	$779,412	$—	$779,412
Long-term debt	—	—	98,484,865	98,484,865

The following table summarizes the estimated fair value of the Company’s financial instruments as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Liabilities
Derivative instruments	$—	$1,341,780	$—	$1,341,780
Long-term debt	—	—	90,869,481	90,869,481

TTT Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The fair value of the Company’s interest rate swaps are estimated using discounted cash flows that use market observable inputs of forward interest rate yield curves and a Company-specific risk adjusted discount rate. The fair value of long-term debt reflects the present value of future cash outflows relating to the obligation based on estimated credit market interest premiums and expected future interest rates.

The carrying amounts reported on the consolidated balance sheet for cash, accounts receivable, other receivables, accounts payable and accrued liabilities approximate their fair value due to the short maturity of those instruments.

14. Stockholders’ Equity

Common shares are entitled to one vote per share on all matters upon which stockholders have the right to vote under law or the Company’s Amended and Restated Stockholders Agreement (the “Stockholders Agreement”), which was amended on November 30, 2011.

On August 13, 2013, the stockholders of the Company entered into a Subscription Agreement (the “Subscription”) to acquire $20,000,000 of voting common stock at a price of $1,000 per share (a total of 20,000 shares), based on their pro-rata ownership position in the Company. On October 17, 2013, the stockholders purchased 5,000 shares under the Subscription in the amount of $5,000,000. As of December 31, 2013, there are 15,000 remaining shares available for purchase.

The Stockholders Agreement also provides for annual tax distributions on the taxable income allocated to each stockholder.

The Company is authorized to issue 15,000 non-voting shares, none of which are outstanding at December 31, 2013 or 2012.

15. Mezzanine Equity

Two stockholders have the right to require the Company to purchase up to approximately half of their respective common shares at a future date (the “Put Options”). The Put Options are exercisable at the option of the holder for a 90 day window beginning on November 23, 2015 and November 23, 2018 for one of the stockholders and November 30, 2016 and November 30, 2019 for the second stockholder. If the Put Options are exercised, the Company would purchase the put common shares at a price equal to the fair market value of the shares at the put option exercise date. As the Put Options are a redemption right which is outside the Company’s control, under Regulation S-X, the Company should have classified this redeemable common stock in the mezzanine equity section in the accompanying Balance Sheets at its redemption value, which is equal to fair value, and recorded changes in fair value to Additional paid-in capital since the Company has an accumulated deficit. The financial statements previously presented the redeemable common stock within Stockholders’ Equity. The 2013 and 2012 Balance Sheets and Statement of Stockholders’ Equity have been revised to correct the misstatement in presentation of the redeemable common stock as Mezzanine Equity. The impact of this revision is as follows and was not material to the current or prior year financial statements.

Total stockholders’ equity at December 31, 2013, 2012 and 2011 was reduced by $8,875,516, $14,212,482, and $11,406,620, respectively primarily reflecting a reduction in Additional paid-in capital, and Mezzanine Equity was increased at December 31, 2013, 2012, and 2011 by the same amounts. There was no effect on the statements of operations or cash flows for the years ended December 31, 2013 or 2012. The fair value of the common shares subject to the put options was calculated using a discounted cash flow model. The discounted cash flow valuation method uses assumptions, the most significant of which include: future revenue growth, future earnings before interest, taxes, depreciation and amortization, marginal tax rate, terminal value growth rate, weighted average cost of capital and discount rate.

TTT Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

16. Stock Based Compensation

The Company has 8,000 nonvoting common shares authorized for issuance under TTT Holdings Equity Incentive Plan (“Equity Incentive Plan”). As of December 31, 2013, the Equity Incentive Plan had 3,661 nonvoting common shares available for granting. The Equity Incentive Plan permits the grant of a variety of stock and stock-based awards, including restricted stock or stock options, as determined by the Company’s Board of Directors. To date, the Company has stock options which expire no later than ten years from the date of grant and will become exercisable as directed by the Board of Directors. The time vesting stock options generally vest in equal annual installments over a three-year period, while the performance based stock options vest in tranches based on the Company meeting annual earnings targets and also contain a service requirement.

Stock-based compensation expense was $538,010 and $418,006 during the years ended December 31, 2013 and 2012, respectively, which was recorded in operating expenses in the statement of operations. Of the total stock-based compensation expense recognized, $0 was related to performance-based options during both years ending December 31, 2013 and 2012, respectively. Stock-based compensation expense is based on the grant-date fair value. The fair value of stock option grants is estimated using the Black-Scholes option pricing model. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Expected volatility was calculated based on the historical volatility of comparable public companies for a period equal to the expected term. The risk-free interest rate is based on U.S. Treasury interest rates with a remaining term which approximates the expected life of the options assumed at the date of grant.

The weighted average assumptions used in the Black-Scholes option pricing model for options granted during 2013 are as follows:

Expected volatility	46.81%
Expected term (years)	6.35
Risk free interest rate	3.03%
Expected dividend yield	0.00%

The weighted average grant date fair value of options is as follows:

	Shares	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2011	3,301	$473
Granted	1,600	486
Vested	(791)	458
Forfeited	(792)	467

Nonvested at December 31, 2012	3,318	482
Granted	1,032	762
Vested	(960)	612
Forfeited	(1,885)	515

Nonvested at December 31, 2013	1,505	808

TTT Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

A summary of option activity and changes during the periods is presented below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)
Outstanding at December 31, 2011	4,751	$1,031	9.00
Granted	1,600	2,000
Exercised	—	—
Forfeited	(792)	1,030

Outstanding at December 31, 2012	5,559	1,166	8.36
Granted	1,032	1,500
Exercised	—	—
Forfeited	(1,885)	1,163
Cancelled/Expired	(367)	1,068

Outstanding at December 31, 2013	4,339	1,255	7.61

Vested and unvested expected to vest at December 31, 2013	3,649	1,157	7.41
Exercisable at December 31, 2013	2,835	1,021	7.06

There was $1,180,904 and $1,599,276 of total unrecognized compensation cost related to unvested stock options granted at December 31, 2013 and 2012, respectively. The cost is expected to be recognized through 2016. During 2013, the company settled outstanding vested stock options by paying fair value less exercise price of $150,000. These shares are included in “cancelled/expired” categories in the tables above.

17. Employee Benefit Plan

The Company maintains a 401(k) savings plan covering substantially all full-time employees. The Company matches 25% of each participating employee’s elective deferral amount. The Company’s expense related to this matching contribution totaled approximately $223,576 and $247,229 for the years ended December 31, 2013 and 2012, respectively. In addition, the Company has the option of making an annual discretionary profit-sharing contribution. No profit-sharing contribution was declared for the years ended December 31, 2013 and 2012.

18. Related Party Transactions

In accordance with a management services agreement dated November 23, 2010, the Company pays $600,000 annually to Robert D. Walter Company, an affiliate of the Company, for corporate support functions. On August 26, 2013, the agreement was amended to bear interest at 13% for unpaid balances. Management fee expense totaled $600,000 for the years ended December 31, 2013 and 2012, and is included in operating expenses in the consolidated statement of operations. During a portion of 2013, management fees under the management services agreement were accrued and not paid current. These amounts are included in accrued liabilities (see Note 8) and amounted to $154,928 and $0 as of December 31, 2013 and 2012, respectively. The Credit Agreement Amendment (see Note 19) allows for the current payment of these management fees during fiscal year 2014.

The Company has various building leases with two separate related parties. The terms of these lease agreement range from four to ten years from the rent commencement dates with varying renewal options.

TTT Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

19. Subsequent Events

On January 28, 2014 the Company amended the term and revolving debt credit agreement (the “Credit Agreement Amendment”). The major amended terms of the Credit Agreement Amendment are as follows:

•	A revolving credit commitment including outstanding letters of credit up to the lesser of $60,000,000 or an agreed-upon percentage of the Company’s accounts receivable and inventory. A portion of the revolving credit facility was used to repay in full the Company’s term loan.

•	The maturity date is June 30, 2015.

•	Interest is payable monthly based on the 30 day LIBOR plus a margin that fluctuates between 2.50% and 3.50% based on the Company’s leverage ratio, as defined in the Credit Agreement Amendment.

•	A commitment fee of 0.25% per annum on the unused portion of the revolving commitment.

•	Certain financial covenants are provided for, including a maximum senior funded debt to EBITDA ratio, and a minimum ratio of EBITDA to debt service costs and other fixed charges.

In connection with entering into the Credit Agreement Amendment, existing shareholders of the Company invested $12,500,000 of equity into the Company (see Note 14).

In connection with entering into the Credit Agreement Amendment, the Company also amended the subordinated loan credit agreement (the “Subordinated Credit Amendment”). The Subordinated Credit Amendment was amended to provide for financial covenants and other terms consistent with the Credit Agreement Amendment. In connection with entering into the Subordinated Credit Amendment, existing shareholders provided subordinated loans to the Company in the net amount of $7,500,000. These loans bear interest for the first 18 months at 14.5%, all of which is paid-in-kind and added to the principal balance. Thereafter, these loans bear interest at 13.5%, of which 12.0% is payable in cash quarterly and the remaining 1.5% will be paid-in-kind and added to the principal balance. These loans are due November 30, 2017.

On February 17, 2014, American Tire Distributors, Inc. entered into a Stock Purchase Agreement with the Company. The consummation of the Acquisition, which is subject to customary closing conditions is expected to occur by the end of first quarter or early in the second quarter of 2014. The Stock Purchase Agreement provides for the payment of aggregate cash consideration of $345,000,000 subject to certain customary pre-closing requirements, plus up to $20,000,000 in additional consideration contingent upon the occurrence of certain post-closing events. The closing purchase price is subject to certain post-closing adjustments, including, but not limited to, working capital adjustments.

The Company has considered subsequent events through February 28, 2014, the date on which the consolidated financial statements were available to be issued.

TTT Holdings, Inc. and Subsidiaries

Index

December 31, 2012 and 2011

Independent Auditor’s Report

To the Board of Directors of

TTT Holdings, Inc. and Subsidiaries

We have audited the accompanying consolidated financial statements of TTT Holdings, Inc. and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of operations, of stockholders’ equity and mezzanine equity and of cash flows for the years then ended.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TTT Holdings, Inc. and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers, LLP

Columbus, Ohio

April 30, 2013, except for Note 14, as to which the date is June 16, 2014

TTT Holdings, Inc. and Subsidiaries

Balance Sheets

December 31, 2012 and 2011

	2012	2011
Assets
Current assets
Cash and cash equivalents	$2,704,505	$7,535,815
Accounts receivable	65,949,428	67,580,592
Other receivables	19,021,928	18,752,064
Inventories	105,494,221	97,122,446
Prepaid expenses and other	2,355,902	5,360,165

Total current assets	195,525,984	196,351,082
Notes receivable, net of allowance for doubtful accounts of $269,420 and $273,750, respectively	130,795	224,490
Property and equipment, net	7,074,576	5,209,083
Intangible assets, net	97,087,731	106,564,611
Goodwill	44,395,930	44,140,645
Other noncurrent assets	1,291,987	1,341,741

Total assets	$345,507,003	$353,831,652

Liabilities and Stockholders’ Equity
Current liabilities
Account payable	$159,766,404	$152,797,085
Accrued liabilities	5,827,556	5,201,654
Fair value of interest rate swap	1,341,780	1,566,305
Current maturities of long-term debt	7,676,809	6,765,533

Total current liabilities	174,612,549	166,330,577
Long-term debt	83,192,672	96,868,863

Total liabilities	257,805,221	263,199,440

Commitments and contingencies

Mezzanine equity
Redeemable common stock; $.001 par value: 8,326 shares issued and outstanding	14,212,482	11,406,620

Stockholders’ equity
Common stock, $.001 par value per share; 150,000 voting and 15,000 nonvoting shares authorized, 71,569 voting shares issued and outstanding	72	72
Additional paid-in capital	74,651,789	79,591,310
Note receivable from stockholder	(775,166)	(763,199)
Accumulated earnings	(387,345)	—
Noncontrolling interest	—	397,409

Total stockholders’ equity	73,489,300	79,225,592

Total liabilities and stockholders’ equity	$345,507,003	$353,831,652

The accompanying notes are an integral part of these consolidated financial statements

TTT Holdings, Inc. and Subsidiaries

Statement of Operations

Years Ended December 31, 2012 and 2011

	2012	2011
Net sales	$570,042,650	$356,292,982
Cost of goods sold	481,747,063	301,404,493

Gross profit	88,295,587	54,888,489
Operating expenses	79,195,149	46,868,511

Operating income	9,100,438	8,019,978
Interest expense, net	9,202,654	4,882,576

Income (loss) before income taxes	(102,216)	3,137,402
Income tax expense	182,357	141,469

Net income (loss) from continuing operations	(284,573)	2,995,933
Income from discontinued operations	—	1,899,118

Net income (loss)	(284,573)	4,895,051
Net income attributable to the noncontrolling interest	102,822	294,925

Net income (loss) attributable to TTT Holdings, Inc. stockholders	$(387,395)	$4,600,126

Amounts attributable to TTT Holdings, Inc. stockholders
Income (loss) from continuing operations	$(387,395)	$2,701,008
Income from discontinued operations	—	1,899,118

Net income (loss)	$(387,395)	$4,600,126

The accompanying notes are an integral part of these consolidated financial statements

TTT Holdings, Inc. and Subsidiaries

Statement of Stockholders’ Equity and Mezzanine Equity

Years Ended December 31, 2012 and 2011

	TTT Holdings, Inc. Stockholders’ Equity							Mezzanine Equity
	Common Stock		Additional Paid-In Capital	Note Receivable from Stockholder	Accumulated (Deficit) Earnings	Noncontrolling Interest	Total Stockholders’ Equity	Redeemable Common Stock
	Shares	Amount						Shares	Amount
Balances at December 31, 2010	50,589	$51	$50,590,224	$(750,000)	$(1,686,092)	$102,484	$48,256,667	5,590	$5,589,500
Net income	—	—	—	—	4,600,126	294,925	4,895,051
Interest earned on note receivable from stockholder	—	—	—	(13,199)	—	—	(13,199)
Stock based compensation	—	—	703,712	—	—	—	703,712
Dividends	—	—	—	—	(1,299,909)	—	(1,299,909)
Issuance of redeemable common stock	—	—	—	—	—	—	—	2,736	3,749,005
Adjustments to redeemable common stock fair value measurement			(453,990)		(1,614,125)		(2,068,115)	—	2,068,115
Issuance of common stock	20,980	21	28,751,364	—	—	—	28,751,385

Balances at December 31, 2011	71,569	72	79,591,310	(763,199)	—	397,409	79,225,592	8,326	11,406,620
Net income (loss)	—	—	—	—	(387,395)	102,822	(284,573)
Interest earned on note receivable from stockholder	—	—	—	(11,967)	—	—	(11,967)
Stock based compensation	—	—	418,006	—	—	—	418,006
Dividends	—	—	(2,551,665)	—	—	(500,231)	(3,051,896)
Adjustments to Redeemable Common Stock fair value measurement	—	—	(2,805,862)	—	—	—	(2,805,862)	—	2,805,862

Balances at December 31, 2012	71,569	$72	$74,651,789	$(775,166)	$(387,395)	$—	$73,489,300	8,326	$14,212,482

The accompanying notes are an integral part of these consolidated financial statements

TTT Holdings, Inc. and Subsidiaries

Statement of Cash Flows

Years Ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities
Net income (loss)	$(284,573)	$4,895,051
Adjustments to reconcile net income to net cash used in operating activities
Depreciation and amortization	11,510,415	6,698,251
Noncash stock compensation	418,006	703,712
Amortization of deferred financing costs	238,710	117,451
Amortization of discount on subordinated loan	165,816	—
Amortization of deferred rent expense	611,078	—
Unrealized (gain) loss on interest rate swap	(224,525)	825,076
Interest paid-in-kind	739,349	332,055
Interest earned on note receivable from stockholder	(11,967)	(13,199)
Gain on sale of business	—	(1,827,692)
Changes in assets and liabilities, net of acquisitions
Accounts receivable	1,631,166	(7,928,310)
Inventories	(6,938,498)	(33,658,656)
Other receivables	(269,864)	(6,784,516)
Notes receivable	93,695	97,664
Prepaid expenses and other assets	(1,247,222)	(663,376)
Accounts payable	6,937,441	30,903,075
Accrued liabilities	(81,165)	1,515,317

Net cash provided by (used in) operating activities	13,287,862	(4,788,097)

Cash flows from investing activities
Purchase of property and equipment	(3,204,868)	(2,414,669)
Proceeds from sale of business	—	4,840,861
Proceeds from (payment of) settlement from prior acquisition	4,075,010	(2,304,181)
Acquisition of business, net of cash acquired	(2,267,338)	(91,872,539)

Net cash used in investing activities	(1,397,196)	(91,750,528)

Cash flows from financing activities
Proceeds from issuance of common stock	—	25,000,390
Payment of financing costs	—	(771,261)
Distributions to stockholders	(3,051,896)	(1,299,909)
Borrowings from line of credit	234,276,642	140,328,380
Repayments on line of credit	(241,497,733)	(129,327,287)
Proceeds from long-term debt	—	61,369,868
Payments on long-term debt	(6,448,989)	(4,299,375)

Net cash (used in) provided by financing activities	(16,721,976)	91,000,806

Net decrease in cash and cash equivalents	(4,831,310)	(5,537,819)
Cash and cash equivalents at beginning of year	7,535,815	13,073,634

Cash and cash equivalents at end of year	$2,704,505	$7,535,815

Supplemental disclosure of cash flow information
Cash paid for interest	$8,316,273	$3,761,923

Noncash investing and financing activities
Issuance of common shares in conjunction with business acquisition	$—	$7,500,000
Adjustment to purchase price for business acquisition	$—	$4,075,010

The accompanying notes are an integral part of these consolidated financial statements

TTT Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

1. Description of Business

TTT Holdings, Inc. (“Holdings”) is incorporated in Delaware as an S-Corporation. Terry’s Tire Town Holdings, Inc. (“TTT”), its wholly owned subsidiary, is incorporated in Ohio as an S-corporation. Through its operating subsidiaries, TTT’s primary operations are as a wholesale distributor of tires and accessories throughout the eastern half of the United States. During 2011, TTT formed Summit Tire Northeast, LLC (“Summit”) to acquire the assets of Summit Tire of Massachusetts, Inc., a wholesale tire distributor with operations focused in the New England area and TTT directly acquired the stock of Englewood Tire Wholesale, Inc. (“Englewood”), a wholesale tire distributor with operations focused primarily in the Greater New York, New Jersey and Connecticut area (See Note 3). TTT sold its retail division during 2011 to another automotive retail company (See Note 17). Holdings has no significant assets or operations other than its ownership of TTT. The operations of TTT constitutes the operations of Holdings.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Holdings, TTT and each of TTT’s wholly owned subsidiaries and entities controlled by TTT but not wholly-owned (collectively the “Company”). All significant intercompany balances and transactions have been eliminated in consolidation.

Noncontrolling interests represent the portion of equity the Company does not own in the controlled entities included in the financial statements. The Company identifies its noncontrolling interests separately within the equity section on the consolidated balance sheet. The amounts of consolidated net earnings attributable to the Company and to the noncontrolling interests are presented separately on the Company’s consolidated statement of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates include the Company’s valuation of doubtful accounts receivable, valuation of inventory reserves, valuation of goodwill, share-based compensation, the fair value of derivative instruments, the fair value of purchased assets and liabilities, including intangible assets and related useful lives assigned to such assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less which are not subject to withdrawal restrictions or penalties to be cash and cash equivalents. Such investments are carried at their cost, which approximates their estimated fair market value.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents. The majority of cash and cash equivalents at December 31, 2012 and 2011 were deposited with large banking institutions. The Company maintains cash deposits in banks which, from time to time, exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the institutions and believes that any potential credit loss is minimal.

TTT Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Accounts Receivable

Trade receivables represent amounts due from product sales in the ordinary course of business. Accounts receivable are recorded at the invoiced amount and do not bear interest. Credit is extended based on an evaluation of customers’ financial condition, and trade receivables are generally not collateralized.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is the Company’s best estimate of the amount of probable losses for uncollected receivables. The Company determines the allowance based on customer risk, the length of time accounts are past due, and historical write-off experience. Account balances are charged to the allowance when it is probable the receivable will not be recovered. The total adjustment to reduce accounts receivable to the recoverable amount was $2,885,703 and $3,496,273 at December 31, 2012 and 2011, respectively.

Inventories

Inventories consist of products held for resale and are valued at the lower of cost or market, with cost determined by the last-in, first-out method (“LIFO”) for tire inventory and at moving average cost for non-tire inventory. The LIFO reserve was $4,576,974 and $3,315,201 at December 31, 2012 and 2011, respectively. The composition of inventory valued at LIFO and FIFO is as follows:

	2012	2011
Inventory at LIFO (primarily tire inventory)	$101,192,482	$93,413,218
Inventory at FIFO (primarily non-tire inventory)	4,301,739	3,709,228

	$105,494,221	$97,122,446

The above balances are presented net for slow-moving and obsolete inventory of $1,101,894 and $887,022 at December 31, 2012 and 2011, respectively.

Derivative Instruments

The Company’s interest rate risk management strategy uses derivative instruments to minimize cash flow risks caused by interest rate volatility associated with the Company’s variable rate debt. At December 31, 2012 and 2011, the derivative instruments used to meet the Company’s risk management objectives were interest rate swaps. The Company chose not to apply hedge accounting for its interest rate swap agreements. Accordingly, the interest rate swaps are carried at their fair value on the consolidated balance sheet, with changes in their fair value recognized in current earnings (See Note 11).

Deferred Financing Costs

Deferred financing costs are included in other noncurrent assets and represent the direct costs of establishing the Company’s term and revolving debt. Deferred financing costs are amortized to interest expense over the term of the related debt using the effective interest method for term commitments and the straight-line method for revolving commitments.

Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance, repairs and minor renewals are charged to expense as incurred. Major renewals and improvements are capitalized. The cost and accumulated

TTT Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

depreciation of disposed assets are eliminated from the accounts and resulting gain or loss is reflected in earnings. Leasehold improvements are amortized over the shorter of the lease term or useful life of the asset. Depreciation and amortization is computed using the straight-line method over the following estimated useful lives:

Leasehold improvements	5 – 25 years
Machinery and equipment	7 years
Furniture and fixtures	5 years
Vehicles	5 years
Computer software and equipment	3 years

Intangible Assets

Intangible assets consist of customer relationships and trade names. The intangible assets were determined to have finite lives. Amortization of finite-lived intangible assets is recorded to reflect the pattern of economic benefits based on projected revenues over their respective estimated useful lives. Intangible assets are amortized by the straight-line method over the estimated useful lives (customer relationships—11 to 13 years and trade names—3 to 18 years).

Impairment of Long-Lived Assets

The Company assesses the recoverability of property and equipment and amortizable intangible assets whenever events and circumstances indicate that the carrying value of the asset may not be recoverable from its future undiscounted cash flows. If it is determined an impairment has occurred, an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its estimated fair value. No impairments were recorded for the year ended December 31, 2012 and 2011.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Goodwill is assessed at least annually for impairment and between annual tests, if events or changes in circumstances indicate potential impairment exists, using a fair value-based approach. Any such impairment is recognized in the period identified. In evaluating goodwill for impairment, the Company identifies goodwill related to each of its reporting units. The Company has determined it operates in two reporting units: wholesale and commercial. For purposes of evaluating goodwill for impairment, assets and liabilities, including goodwill, were allocated to each reporting unit on the basis of relative fair value of each unit. No impairment of goodwill was recorded in the years ended December 31, 2012 and 2011.

Revenue Recognition

Sales are recognized when products are shipped or when title transfers to customers, if later, net of estimated returns and customer discounts.

Supplier Incentives

The Company receives monthly, quarterly and annual performance rebates from suppliers based on attaining certain purchase and/or sales goals. The Company receives other rebates from suppliers which are negotiated with suppliers and are not dependent on the Company meeting minimum purchase and/or sales goals. Suppliers’ rebates are recognized ratably based on the terms of the contracts or programs with each supplier and

TTT Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

are recorded as a reduction of cost of goods sold. Supplier rebates are classified as a reduction of inventory when the incentive is part of buying arrangement. Receivables from suppliers for rebates and incentives are included in other receivables in the consolidated balance sheet.

Shipping and Handling Costs

The Company includes in cost of goods sold the cost of tire and non-tire inventory sold. Warehousing and distribution costs, including costs associated with delivering product to customers are included in operating expenses. Total warehousing and distribution costs for the years ended December 31, 2012 and 2011 were approximately $37,992,000 and $18,170,000, respectively including approximately $14,842,000 and $8,298,000, respectively, related to shipping and handling.

Advertising Costs

Advertising costs are expensed when incurred as part of operating expenses. The Company receives reimbursements from vendors for advertising costs. Reimbursements for advertising expenditures are reported on a net basis within operating expenses. Reimbursements received in excess of the cost of advertising are reported within cost of goods sold. Net advertising costs were $180,924 and $243,436 for the years ended December 31, 2012 and 2011, respectively.

Stock-Based Compensation

The Company recognizes compensation expense for equity awards provided to employees in return for employee service. The Company issued both time vesting and performance-based stock options to certain employees. Time vesting options are measured at the fair value of the award at the grant date and are expensed on a straight-line basis over the service period. The performance-based options vest in tranches based on the Company meeting annual earnings targets and also contain a service requirement. Compensation expense for performance-based options is recorded over the relevant service period when it becomes probable that the contingent performance measures are expected to be met. Fair value is measured at the grant date and amortized on a graded vesting basis over the requisite service periods of the awards, which is generally the vesting period.

Income Taxes

There is no provision for federal and certain state income taxes in the consolidated financial statements of the Company, as an S-corporation is generally not subject to these taxes. Stockholders are individually subject to the income taxes on the Company’s results of operations and, accordingly, the Company pays distributions to the members to the extent needed to fund the stockholders’ tax obligations. Certain state and local jurisdictions do not recognize the flow-through status of an S-corporation and require minimum income tax expense. Accordingly, the Company has recognized a state and local income tax in the accompanying statement of operations for these jurisdictions.

3. Business Acquisitions

Summit Tire Northeast, LLC

On February 28, 2011, the Company, through its newly formed subsidiary Summit Tire Northeast, LLC, acquired substantially all of the assets of Summit Tire of Massachusetts, Inc. Summit is in the business of wholesale distribution of tires and tire accessories throughout the New England area. The intent of the acquisition was to expand into a new geographic market consistent with the Company’s long-term growth strategy.

TTT Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The purchase price was $16,202,421 paid in cash. The purchase was accounted for on the acquisition method and the assets acquired and liabilities assumed have been recorded based on their respective fair values at the acquisition date. Goodwill of $2,984,208 was recorded for the excess of the purchase price over the fair value of net assets acquired. Transaction costs of $279,317 were expensed in the consolidated statement of operations for the year ended December 31, 2011.

The purchase price was allocated as follows:

Assets
Accounts receivable	$5,071,731
Other receivables	361,722
Inventories	7,895,119
Property and equipment	613,997
Intangible assets	9,350,000
Goodwill	2,984,208
Other assets	198,176

Total assets acquired	26,474,953
Total liabilities assumed	(10,272,532)

Fair value of net assets acquired	$16,202,421

Englewood Tire Wholesale, Inc.

On November 30, 2011, the Company acquired 100% of the stock of Englewood Tire Wholesale, Inc. Englewood was in the business of wholesale distribution of tires and tire accessories throughout the Greater New York, New Jersey and Connecticut areas. The intent of the acquisition was to expand into a new geographic market consistent with the Company’s long-term growth strategy.

The purchase price was $80,045,976, comprised of $7,500,000 in common shares of TTT Holdings, Inc. and $72,545,976 in cash. The Company paid $76,620,986 in 2011 but then received $4,075,010 from the seller in March 2012 as a final purchase price adjustment.

The purchase was accounted for on the acquisition method and the assets acquired and liabilities assumed have been recorded based on their respective fair values at the acquisition date. Goodwill of $25,695,425 was recorded for the excess of the purchase price over the fair value of net assets acquired. Transaction costs of $923,355 were expensed in the consolidated statement of operations for the year ended December 31, 2011.

TTT Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The purchase price was allocated as follows:

Assets
Cash	$950,868
Accounts receivable	28,235,551
Other receivables	5,443,752
Inventories	26,321,184
Property and equipment	844,652
Intangible assets	48,900,000
Goodwill	25,695,425
Other assets	294,529

Total assets acquired	136,685,961
Total liabilities assumed	(56,639,985)

Fair value of net assets acquired	$80,045,976

The purchase price allocation has been retrospectively adjusted to reflect information identified during the measurement period relating to facts and circumstances present at the acquisition date. Accounts receivable was decreased by $1,422,307 to reflect additional uncollectible accounts, inventory was decreased by $262,218 to reflect additional slow-moving items and liabilities were increased $113,411 to reflect cash discounts against payables previously estimated. These adjustments resulted in additional goodwill of $1,797,936.

Kramer Tire

On May 13, 2012, the Company acquired substantially all of the assets associated with the wholesale distribution operations of two facilities located in Norfolk and Richmond, Virginia, from Monro Muffler Brake, Inc. The intent of the acquisition was to increase operations in the Mid-Atlantic market and reinforce relationships with Monro Muffler Brake, Inc.

The purchase price was $2,267,338 paid in cash. The purchase was accounted for on the acquisition method and the assets acquired and liabilities assumed have been recorded based on their respective fair values at the acquisition date. Goodwill of $255,285 was recorded for the excess of the purchase price over the fair value of net assets acquired. Transaction costs of $114,000 were expensed in the consolidated statement of operations for the year ended December 31, 2012.

The purchase price was allocated as follows:

Assets
Inventories	$1,433,277
Intangible assets	656,088
Goodwill	255,285
Other assets	12,480

Total assets acquired	2,357,130
Total liabilities assumed	(89,792)

Fair value of net assets acquired	$2,267,338

The estimated fair value of net assets acquired, including the allocation of the fair value to identifiable assets and liabilities, was determined using Level 3 inputs in the fair value hierarchy (See Fair Value

TTT Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Measurements in Note 12). The estimated fair value of identifiable intangible assets, consisting of customer relationships for Summit, Englewood and Kramer, and the Summit and Englewood trade names were determined using an income approach based on excess cash flow, relief of royalty and discounted cash flow methods. The discounted cash flow valuation method requires the use of assumptions, the most significant of which include: future revenue growth, future earnings before interest, taxes, depreciation and amortization, estimated synergies to be achieved by a market participant as a result of the business combination, marginal tax rate, terminal value growth rate, weighted average cost of capital and discount rate.

The excess earnings method used to value customer relationships requires the use of assumptions the most significant of which include: the remaining useful life, expected revenue, survivor curve, earnings before interest and tax margins, marginal tax rate, contributory asset charges, discount rate and tax amortization benefit. The most significant assumptions under the relief of royalty method include: estimated remaining useful life, expected revenue, royalty rate, tax rate, discount rate and tax amortization benefit. Management, with the assistance of a third party valuation specialist, has developed these assumptions on the basis of knowledge of the business and projected financial information of Summit, Englewood and Kramer. These assumptions may vary based on future events, perceptions of different market participants and other factors outside the control of management, and such variations may be significant to estimated values.

4. Property and Equipment

The components of property and equipment at December 31, 2012 and 2011 are as follows:

	2012	2011
Leasehold improvements	$1,692,834	$1,469,162
Machinery and equipment	4,003,548	2,424,632
Furniture and fixtures	927,334	354,462
Vehicles	776,635	549,274
Computer software and equipment	1,845,803	719,817
Construction in progress	638,321	1,130,959

	9,884,475	6,648,306
Less: Accumulated depreciation and amortization	(2,809,899)	(1,439,223)

Property and equipment, net	$7,074,576	$5,209,083

Depreciation and amortization expense was $1,377,447 and $1,500,862 for the years ended December 31, 2012 and 2011.

5. Intangible Assets

Intangible assets consisted of the following as of December 31, 2012:

	Cost	Accumulated Amortization	Net
Customer relationships	$79,319,088	$(10,059,300)	$69,259,788
Trade names	33,426,000	(5,598,057)	27,827,943

	$112,745,088	$(15,657,357)	$97,087,731

TTT Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Intangible assets consisted of the following as of December 31, 2011:

	Cost	Accumulated Amortization	Net
Customer relationships	$78,663,000	$(3,447,000)	$75,216,000
Trade names	33,426,000	(2,077,389)	31,348,611

	$112,089,000	$(5,524,389)	$106,564,611

Amortization expense was $10,132,968 and $5,197,389 for the years ended December 31, 2012 and 2011, respectively.

The estimated future amortization of intangible assets is as follows:

2013	$10,152,430
2014	9,726,041
2015	8,155,763
2016	8,155,763
2017	8,155,763
Thereafter	52,741,971

$97,087,731

6. Goodwill

Activity related to goodwill for the years ended December 31, 2012 and 2011 was as follows:

Balance at December 31, 2010	$16,732,183
Additions to goodwill from acquisitions during the period	26,881,697
Measurement period adjustments	1,797,936
Reductions to goodwill from the disposition of a reporting unit during the period	(1,271,171)

Balance at December 31, 2011	44,140,645
Additions to goodwill from acquisitions during the period	255,285

Balance at December 31, 2012	$44,395,930

There is no cumulative impairment to goodwill.

TTT Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

7. Other Noncurrent Assets

Other noncurrent assets consisted of the following at December 31, 2012 and 2011:

	2012	2011
Deferred financing costs	$1,043,137	$1,043,137
Investment in American Car Care Centers	285,316	245,875
Deposits	319,695	170,180

	1,648,148	1,459,192
Less: Accumulated amortization of deferred financing costs	(356,161)	(117,451)

Total other noncurrent assets	$1,291,987	$1,341,741

Amortization of deferred financing costs was $238,710 and $117,451 for the years ended December 31, 2012 and 2011.

The estimated future amortization of deferred financing costs is as follows:

2013	$209,421
2014	180,223
2015	151,024
2016	110,937
2017	35,371

$686,976

8. Accrued Liabilities

Accrued liabilities consisted of the following at December 31:

	2012	2011
Salaries, wages, commissions, bonuses and related payroll taxes	$4,176,527	$3,184,742
Other accrued liabilities	1,651,029	2,016,912

	$5,827,556	$5,201,654

TTT Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

9. Debt

Debt consisted of the following at December 31:

	2012	2011
Term loan	$38,035,718	$44,464,286
Revolving loan	3,780,002	11,001,093
Subordinated loan	38,703,833	38,265,306
Seller note	10,632,877	10,332,055
Other debt	316,541	336,962

Total	91,468,971	104,399,702
Less: Original issue discount on the subordinated loan	(599,490)	(765,306)

Total	90,869,481	103,634,396
Less: Current maturities	(7,676,809)	(6,765,533)

Total long-term debt	$83,192,672	$96,868,863

Term and Revolving Debt

On November 30, 2011, the Company entered into a credit agreement (the “Agreement”) consisting of revolving and term debt with a lender group. The Agreement is collateralized by substantially all of the Company’s assets.

The revolving commitment including outstanding letters of credit is available up to the lesser of $45,000,000 or an agreed-upon percentage of the Company’s accounts receivable and inventory and has a maturity date of November 30, 2016. The Company is required to pay commitment fees up to 0.375% per annum on the unused portion of the revolving commitment.

The total term loan commitment is $45,000,000 and requires monthly principal payments of $535,714 through November 30, 2016. The remaining outstanding principal is due on November 30, 2016. The Agreement also contains provisions which, under certain circumstances, require the Company to make prepayments of the term loan commitment beginning in 2012, based on excess cash flows as defined in the Agreement.

Interest on the revolving loan and term loan is payable monthly based on 30 day LIBOR plus a margin that fluctuates between 2.25% and 3.50% based on the Company’s leverage ratio, as defined in the Agreement. At December 31, 2012, the margin was 2.75% with a total rate of 2.96%. At December 31, 2011, the margin was 2.75% with a total rate of 3.05%.

Subordinated Loan

On November 30, 2011, the Company entered into a subordinated credit agreement (the “Subordinated Loan”) with a lender. The Subordinated Loan consists of term debt which is due in full on November 30, 2017. This term debt was issued at an original issue discount of $765,306. The Company amortizes the original issue discount over the life of the loan commitment using the effective interest method. The Subordinated Loan also contains provisions which, under certain circumstances, require the Company to make prepayments of the loan commitment beginning in 2013, based on excess cash flows as defined in the Subordinated Loan. The Subordinated Loan is unsecured and bears interest at 13.5%, of which at least 12% shall be payable in cash

TTT Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

quarterly, through maturity. The remaining 1.5% may be paid in kind and added to the principal balance, at the Company’s option. The Subordinated Loan allows for optional prepayments at redemption prices ranging from 100% to 103%, based on the date of the redemption.

The Subordinated Loan also allowed for a delayed draw term commitment of up to $28,061,224. The Company did not make any borrowings under the delayed draw term commitment which expired on November 30, 2012.

The Agreement and the Subordinated Loan contain certain restrictive financial covenants, which specify minimum net worth requirements, maximum liabilities to earnings before income taxes, interest, depreciation and amortization (“EBITDA”) ratio and a minimum ratio of EBITDA to debt service cost, among others. The Company is also required to meet certain non-financial covenants, which include restrictions on indebtedness, liens and dividends.

Seller Note

The Company has a credit agreement with a former shareholder of the predecessor Company (the “Seller Note”) that matures on May 31, 2018. No principal payments are required to be made until the maturity date. The Seller Note bears interest at an annual rate of 13%, of which at least 10% is payable in cash on a quarterly basis, through maturity. The remaining 3% is considered paid-in-kind interest and is added to the principal balance. The seller note is subordinate to the Company’s other financing arrangements.

Aggregate annual maturities of long-term debt are as follows:

2013	$7,676,809
2014	6,428,568
2015	6,428,568
2016	21,598,316
2017	38,703,833
Thereafter	10,632,877

$91,468,971

10. Commitments and Contingencies

Leases

The Company leases certain warehouse facilities, office facilities and vehicles under operating leases expiring at various dates through November 2020. The leases require the Company to pay taxes, maintenance, insurance and certain other operating expenses applicable to the leased facilities. The terms of certain warehouse and office facility leases call for minimum rents to increase each year. Accordingly, the Company has accounted for the rent expense under the straight-line method.

TTT Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

At December 31, 2012, future minimum lease payments under operating leases are as follows:

	Related Parties	Third Parties	Total
2013	$2,234,788	$7,907,068	$10,141,856
2014	2,113,788	6,624,546	8,738,334
2015	2,002,124	5,540,082	7,542,206
2016	773,820	3,699,037	4,472,857
2017	773,820	5,260,608	6,034,428
Thereafter	2,256,975	12,761,306	15,018,281

	$10,155,315	$41,792,647	$51,947,962

Total rent expense charged to operations, including $2,245,788 and $1,416,984 to related parties, was $9,857,191 and $5,389,072 for the years ended December 31, 2012 and 2011, respectively.

Legal

Contingent liabilities arise in the ordinary course of the Company’s activities. Various legal actions, proceedings and claims may be instituted or asserted in the future against the Company. Litigation is subject to many uncertainties and it is possible that some of the legal proceedings and claims could be decided unfavorably to the Company. Based on information presently known, management does not believe any claims will have a material impact on the Company’s financial position or results of operation.

11. Derivative Instruments

The Company has two separate interest rate swap agreements with a lender for the purpose of reducing certain exposures to interest rate fluctuations on the variable rate term debt. The notional amount of each of the swaps is $25,000,000. In accordance with the swap agreements, the Company pays a fixed rate of interest of 2.10% and 2.12% plus the applicable spread, and receives a floating rate of the lenders’ LIBOR rate plus the applicable spread. One of the swap agreements expires in November 2015 and the other swap agreement expires in January 2016.

At December 31, 2012 and 2011, the fair value of the interest rate swaps was ($1,341,780) and ($1,566,305). The resulting loss in their fair value from December 31, 2010 was included as an increase in interest expense, net and was $(224,525) and $825,076 for the years ended December 31, 2012 and 2011, respectively.

12. Fair Value Measurements

The Company measures or monitors certain assets and liabilities on a fair value basis. Fair value is used on a recurring basis for assets and liabilities in which fair value is the primary basis of accounting, mainly derivative instruments. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principle or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. The Company applies the fair value hierarchy, and when possible looks to active and observable markets to price identical assets and liabilities. If identical assets and liabilities are not traded in active markets, the Company looks to market observable data for similar assets and liabilities. The fair value hierarchy prioritizes the inputs used in measuring fair value into three broad levels as follows:

Level 1	Quoted prices in active markets for identical assets or liabilities.

TTT Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Level 2	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly.

Level 3	Unobservable inputs based on the Company’s own assumptions.

The following table summarizes the estimated fair value of the Company’s financial instruments as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Liabilities
Derivative instruments	$—	$1,341,780	$—	$1,341,780
Long-term debt	—	—	90,869,481	90,869,481

The following table summarizes the estimated fair value of the Company’s financial instruments as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Liabilities
Derivative instruments	$—	$1,566,305	$—	$1,566,305
Long-term debt	—	—	103,634,396	103,634,396

The fair value of the Company’s interest rate swaps are estimated using discounted cash flows that use market observable inputs of forward interest rate yield curves and a Company-specific risk adjusted discount rate. The fair value of long-term debt reflects the present value of future cash outflows relating to the obligation based on estimated credit market interest premiums and expected future interest rates.

The carrying amounts reported on the consolidated balance sheet for cash, accounts receivable, other receivables, accounts payable and other current liabilities approximate their fair value due to the short maturity of those instruments.

13. Stockholders’ Equity

On November 23, 2010, the Company issued 56,179 shares of common stock under the terms of the Stockholders Agreement of which 5,590 are redeemable. A total of 85,000 shares were originally authorized at November 23, 2010. On November 30, 2011, an additional 23,716 shares were issued of which 2,736 are redeemable. Of the 23,716 shares issued, 5,473 were issued as consideration for the purchase of Englewood. The total number of authorized shares was increased to 150,000 shares. Common shares are entitled to one vote per share and are entitled to vote on all matters upon which stockholders have the right to vote under law or the Company’s Amended and Restated Stockholders Agreement (the “Stockholders Agreement”) which was amended on November 30, 2011.

The Stockholders Agreement also provides for annual tax distributions on the taxable income allocated to each stockholder.

The Company is authorized to issue 15,000 non-voting shares, none of which are outstanding at December 31, 2012 or 2011.

14. Mezzanine Equity

Two stockholders have the right to require the Company to purchase up to approximately half of their respective common shares at a future date (the “Put Options”). The Put Options are exercisable at the option of

TTT Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

the holder for a 90 day window beginning on November 23, 2015 and November 23, 2018 for one of the stockholders and November 30, 2016 and November 30, 2019 for the second stockholder. If the Put Options are exercised, the Company would purchase the put common shares at a price equal to the fair market value of the shares at the put option exercise date. As the Put Options are a redemption right which is outside the Company’s control, under Regulation S-X, the Company should have classified this redeemable common stock in the mezzanine equity section in the accompanying Balance Sheets at its redemption value, which is equal to fair value, and recorded changes in fair value to Additional paid-in capital since the Company has an accumulated deficit. The financial statements previously presented the redeemable common stock within Stockholders’ Equity. The 2012 and 2011 Balance Sheets and Statement of Stockholders’ Equity have been revised to correct the misstatement in presentation of the redeemable common stock as Mezzanine Equity. The impact of this revision is as follows and was not material to the current or prior year financial statements.

Total stockholders’ equity at December 31, 2012, 2011 and 2010 was reduced by $14,212,482, $11,406,620, and $5,589,500, respectively primarily reflecting a reduction in Additional paid-in capital, and Mezzanine Equity was increased at December 31, 2012, 2011, and 2010 by the same amounts. Proceeds from the issuance of common stock were decreased and proceeds from the issuance of redeemable stock were increased by $3,749,005 within the presentation of cash flows from financing activities for the year ended December 31, 2011. There was no effect on the statements of operations for the years ended December 31, 2012 or 2011 and no effect on the statement of cash flow for the year ended December 31, 2012. The fair value of common shares subject to the put options at December 31, 2012 was calculated using a discounted cash flow model. The discounted cash flow valuation method uses assumptions, the most significant of which include: future revenue growth, future earnings before interest, taxes, depreciation and amortization, marginal tax rate, terminal value growth rate, weighted average cost of capital and discount rate. The fair value of common shares subject to the put options at December 31, 2011 was calculated by using the fair value of common stock issued in a recent market transaction.

Subsequent to the revision discussed above, the statement of cash flows was further revised to increase the proceeds from the issuance of common stock and decrease the proceeds from the issuance of redeemable common stock by $3,749,005. This revision had no effect on total cash flows from financing activities. During 2011, 18,243 common shares were issued for cash of $25,000,390. Additionally, 2,737 common shares and 2,736 redeemable common shares were issued as non-cash consideration in exchange for the acquisition of Englewood (see Note 3). The impact of this revision was not material to the previously issued financial statements.

15. Stock Based Compensation

In November 2010, the Board of Directors approved the TTT Holdings Equity Incentive Plan (“Equity Incentive Plan”). In November 2011, the Board of Directors increased the number of nonvoting common shares authorized for issuance under the Equity Incentive Plan to 8,000. As of December 31, 2012, the Equity Incentive Plan had 1,647 nonvoting common shares available for granting in the form of stock options. The Equity Incentive Plan permits the grant of a variety of stock and stock-based awards, including restricted stock or stock options, as determined by the Company’s Board of Directors. To date, the Company has stock options which expire no later than ten years from the date of grant and will become exercisable as directed by the Board of Directors. The time vesting stock options generally vest in equal annual installments over a three-year period, while the performance based stock options vest in tranches based on the Company meeting annual earnings targets and also contain a service requirement.

Stock-based compensation expense was $418,006 and $703,712 during the years ended December 31, 2012 and 2011, respectively, which was recorded in operating expenses in the statement of operations. Of the total stock-based compensation expense recognized, $0 and $327,950 related to performance-based options during the years ending December 31, 2012 and 2011, respectively. Stock-based compensation expense is based on the grant-date fair value. The fair value of stock option grants is estimated using the Black-Scholes option

TTT Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

pricing model. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Expected volatility was calculated based on the historical volatility of comparable public companies for a period equal to the expected term. The risk-free interest rate is based on U.S. Treasury interest rates with a remaining term which approximates the expected life of the options assumed at the date of grant.

The weighted average assumptions used in the Black-Scholes option pricing model for options granted during 2012 are as follows:

Expected volatility	46.22%
Expected term (years)	6.36
Risk free interest rate	1.80%
Expected dividend yield	0.00%

The weighted average grant date fair value of options is as follows:

	Shares	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2010	4,352	$452
Granted	401	652
Vested	1,451	452
Forfeited	—	—

Nonvested at December 31, 2011	3,302	473
Granted	1,600	486
Vested	792	457
Forfeited	792	467

Nonvested at December 31, 2012	3,318	$482

A summary of option activity as of December 31, 2012 and changes during the period is presented below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)
Outstanding at December 31, 2010	4,352	$1,000
Granted	401	$1,370
Exercised	—
Cancelled/Expired	—

Outstanding at December 31, 2011	4,753	$1,031	9.00
Granted	1,600	$2,000
Exercised	—
Cancelled/Expired	—

Outstanding at December 31, 2012	6,353	$1,275	8.31

Vested and unvested expected to vest at December 31, 2012	5,561	$1,310	8.36
Exercisable at December 31, 2012	2,243	$1,011	7.94

There was $1,599,276 and $1,515,325 of total unrecognized compensation cost related to unvested stock options granted at December 31, 2012 and 2011, respectively. The cost is expected to be recognized through 2016.

16. Employee Benefit Plan

The Company maintains a 401(k) savings plan covering substantially all full-time employees. The Company matches 25% of each participating employee’s elective deferral amount. The Company’s expense related

TTT Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

to this matching contribution totaled approximately $247,229 and $140,873 for the years ended December 31, 2012 and 2011, respectively. In addition, the Company has the option of making an annual discretionary profit-sharing contribution. No profit-sharing contribution was declared for the year ended December 31, 2012.

17. Discontinued Operations

On October 9, 2011, the Company sold the retail division to a strategic buyer for approximately $4,900,000, less certain selling costs, in an asset acquisition agreement. The results of operations of the retail division have been presented as discontinued operations.

The major classes of assets and liabilities disposed of are as follows:

Inventories	$785,066
Property and equipment, net	894,780
Goodwill	1,271,171
Accrued liabilities	62,152

$3,013,169

The following is a summary of the operating results for the retail reporting unit for the year ended December 31, 2011:

Net sales	$6,537,359
Cost of good sold	(3,594,830)
Operating expenses	(2,871,103)
Gain on sale of division	1,827,692

Income from discontinued operations	$1,899,118

18. Related Party Transactions

In accordance with a management services agreement dated November 23, 2010, the Company pays $600,000 annually to Robert D. Walter Company, an affiliate of the Company, for corporate support functions. Management fee expense totaled $600,000 for the years ended December 31, 2012 and 2011, and is included in operating expenses in the consolidated statement of operations. There were no outstanding accounts payable at December 31, 2012 and 2011.

The Company has various building leases with two separate related parties. The terms of these lease agreement range from four to ten years from the rent commencement dates with varying renewal options.

Prior to their respective acquisitions, TTT, Englewood and Summit periodically made sales to one another. Total pre-acquisition sales between these companies totaled $972,268 for the year ended December 31, 2011.

19. Subsequent Events

In March 2013, the Company amended the term and revolving debt credit agreement and the subordinated loan credit agreement. These amendments modify the minimum net worth requirements, maximum liabilities to EBITDA ratio and the minimum ratio of EBITDA to debt service cost covenants and are now less restrictive.

The Company has considered subsequent events through April 30, 2013, the date on which the consolidated financial statements were available to be issued.

The Hercules Tire & Rubber Company and Subsidiaries

Independent Auditor’s Report

To the Board of Directors

The Hercules Tire & Rubber

Company and Subsidiaries

We have audited the accompanying consolidated financial statements of The Hercules Tire & Rubber Company and Subsidiaries (the “Company”), which comprise the consolidated balance sheet as of October 31, 2013 and 2012 and the related consolidated statements of operations and comprehensive income, stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Hercules Tire & Rubber Company and Subsidiaries as of October 31, 2013 and 2012 and the results of their operations and their cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

/s/ Plante & Moran, PLLC

Toledo, OH

December 19, 2013

The Hercules Tire & Rubber Company and Subsidiaries

Consolidated Balance Sheet

	October 31, 2013	October 31, 2012
Assets
Current Assets
Cash	$5,831,219	$7,813,040
Accounts receivable—Net (Note 1)	95,475,412	90,929,981
Inventory—Finished goods (Note 1)	135,268,064	134,767,138
Prepaid expenses and other current assets:
Prepaid expenses and deposits	4,193,836	2,681,764
Refundable taxes	258,001	1,166,050
Deferred tax assets (Note 7)	4,054,000	3,867,000

Total current assets	245,080,532	241,224,973
Property and Equipment—Net (Note 2)	24,969,328	25,178,057
Goodwill (Note 15)	703,529	650,701
Intangible Assets—Net (Note 3)	6,324,008	6,799,004
Other Assets—Other noncurrent assets	3,791,691	4,816,677

Total assets	$280,869,088	$278,669,412

Liabilities and Stockholders’ Equity
Current Liabilities
Trade accounts payable	$96,582,099	$94,606,284
Accounts payable settlement arrangements (Note 4)	5,657,190	8,372,049
Bank line of credit (Note 5)	97,379,524	93,800,000
Current portion of long-term debt (Note 6)	4,570,000	4,738,284
Accrued and other current liabilities:
Taxes payable	89,000	2,482,000
Accrued compensation	2,438,449	2,549,105
Other accrued liabilities	13,931,772	12,117,846

Total current liabilities	220,648,034	218,665,568
Long-term Debt—Net of current portion (Note 6)	8,615,000	13,185,000
Other Long-term Liabilities—Deferred tax liabilities (Note 7)	4,761,000	6,239,000
Stockholders’ Equity	46,845,054	40,579,844

Total liabilities and stockholders’ equity	$280,869,088	$278,669,412

See Notes to Consolidated Financial Statements.

The Hercules Tire & Rubber Company and Subsidiaries

Consolidated Statement of Operations and Comprehensive Income

	Year Ended
	October 31, 2013	October 31, 2012
Net Sales	$602,921,274	$593,833,304
Cost of Sales	496,067,862	490,181,208

Gross Profit	106,853,412	103,652,096

Operating Expenses
General and administrative expenses	44,074,099	41,714,850
Selling and marketing	19,144,367	18,575,837
Delivery expense	19,857,509	19,836,367
Depreciation and amortization	6,635,544	6,300,784

Total operating expenses	89,711,519	86,427,838

Operating Income	17,141,893	17,224,258

Nonoperating Income (Expenses)
Interest income	303,810	172,579
Loss on disposal of fixed assets	(204,421)	(57,927)
Foreign exchange loss	(2,075,289)	(377,180)
Other income (expense)	327,197	(130,975)
Interest expense	(6,699,610)	(6,596,842)

Total nonoperating expenses	(8,348,313)	(6,990,345)

Income—Before income taxes	8,793,580	10,233,913

Income Tax Expense (Note 7)	(3,209,000)	(4,031,000)

Net Income	5,584,580	6,202,913

Other Comprehensive Income—Net of tax
Foreign currency translation adjustment	361,295	13,809
Cash flow hedge	169,125	171,372

Total other comprehensive income	530,420	185,181

Comprehensive Income	$6,115,000	$6,388,094

See Notes to Consolidated Financial Statements.

The Hercules Tire & Rubber Company and Subsidiaries

Consolidated Statement of Stockholders’ Equity

	Common Stock	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
Balance—October 31, 2011	$57,136,697	$(22,004,406)	$(1,095,856)	$34,036,435
Net income	—	6,202,913	—	6,202,913
Other comprehensive income	—	—	185,181	185,181
Stock options (Note 9)	155,315	—	—	155,315

Balance—October 31, 2012	57,292,012	(15,801,493)	(910,675)	40,579,844
Net income	—	5,584,580	—	5,584,580
Other comprehensive income	—	—	530,420	530,420
Stock options (Note 9)	150,210	—	—	150,210

Balance—October 31, 2013	$57,442,222	$(10,216,913)	$(380,255)	$46,845,054

See Notes to Consolidated Financial Statements.

The Hercules Tire & Rubber Company and Subsidiaries

Consolidated Statement of Cash Flows

	Year Ended
	October 31, 2013	October 31, 2012
Cash Flows from Operating Activities
Net income	$5,584,580	$6,202,913
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	6,635,544	6,300,784
Loss on disposal of property and equipment	204,421	57,927
Stock-based compensation expense	2,050,204	1,455,315
Deferred income tax (recovery) expense	(1,665,000)	623,000
Changes in operating assets and liabilities which (used) provided cash, net of effects of business acquisition:
Accounts receivable	(4,390,428)	(11,917,439)
Inventory	(1,630,884)	(11,500,911)
Prepaid expenses and other assets	(616,137)	(634,356)
Accounts payable	3,719,227	(74,659)
Accrued and other liabilities	(1,733,697)	2,100,206

Net cash provided by (used in) operating activities	8,157,830	(7,387,220)

Cash Flows from Investing Activities
Purchase of property and equipment	(5,467,604)	(6,426,089)
Proceeds from disposition of property and equipment	57,263	46,992
Cash paid for business acquisition	—	(3,468,257)

Net cash used in investing activities	(5,410,341)	(9,847,354)

Cash Flows from Financing Activities
Net borrowings from (payments on) accounts payable settlement arrangements	(2,714,859)	2,437,491
Net borrowings from line of credit agreement	3,936,135	18,965,432
Payments on debt	(4,738,284)	(3,813,378)

Net cash (used in) provided by financing activities	(3,517,008)	17,589,545
Effect of Exchange Rate Changes on Cash	(1,212,302)	(20,017)

Net (Decrease) Increase in Cash	(1,981,821)	334,954
Cash—Beginning of year	7,813,040	7,478,086

Cash—End of year	$5,831,219	$7,813,040

Supplemental Cash Flow Information—Cash paid for
Interest	$6,696,381	$6,652,097
Taxes	5,783,393	4,319,082

See Notes to Consolidated Financial Statements.

The Hercules Tire & Rubber Company and Subsidiaries

Notes to Consolidated Financial Statements

October 31, 2013 and 2012

Note 1—Nature of Business and Significant Accounting Policies

The Hercules Tire & Rubber Company and Subsidiaries (the “Company”) is a leading marketer of replacement tires in the U.S., Canada, and globally. The Company offers an extensive selection of passenger, ultra-high performance, light truck, medium truck, trailer, off-the-road, industrial, and specialty tires manufactured by its worldwide supplier network. In addition to its Hercules flag brand, the Company also markets the controlled brands of Ironman and Avalanche. The Company is also a major distributor of many select manufacturer brands throughout the Company’s global distribution network.

The Company is headquartered in Findlay, Ohio and operates 21 regional wholesale distribution operations throughout North America. Current locations reside in Arizona, California, Colorado, Ohio, Texas, Illinois, Florida, Oregon, Washington, Ontario (Canada), British Columbia (Canada), Montreal (Canada), and New Brunswick (Canada) using the names TDW (Tire Dealers Warehouse) or Hercules Tire Canada. The Company operates on an international basis in the U.S., Canada, and China under the name Hercules Tire International. The international organization’s presence includes warehouse operations in Qingdao (China), Ontario (Canada), Ohio, and Florida with representative offices in Guangzhou (China), Ontario (Canada), and Florida.

Principles of Consolidation—The consolidated financial statements include the accounts of The Hercules Tire & Rubber Company and its wholly owned subsidiary, Hercules Tire Company of Canada, Inc. All material intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables—In the course of extending credit to its customers, the Company occasionally requires notes receivable or security interests in inventory and other property, mortgages, personal guarantees, and other collateral. The allowance for doubtful accounts is determined by considering a number of factors, including the length of time trade accounts receivable are past due, the Company’s previous loss history, and the customer’s current obligation to pay the Company. The Company writes off accounts receivable against the allowance when they become uncollectible, and payments subsequently received are credited to bad debt recoveries. The Company’s allowance for doubtful accounts was approximately $1,561,000 and $1,540,000 as of October 31, 2013 and 2012, respectively.

Revenue Recognition—Revenue from the sale of the Company’s products is recognized once the risk and rewards of ownership have transferred to the customers, which, in most cases, coincide with shipment of the products. For other cases involving export sales, the title transfers when the products are delivered to the port of embarkation or when they are received at the port of the country of destination. Late payment charges are assessed for invoices not paid by the due date. Such charges are recognized in income when collected. Cash discounts are treated as a reduction to sales and are provided for based on historical experience and current estimates.

Inventory—Inventory is stated at the lower of cost or market, with cost determined on the first-in, first-out (FIFO) method. Inventory includes product, duty, freight, and other direct costs.

The Hercules Tire & Rubber Company and Subsidiaries

Notes to Consolidated Financial Statements

October 31, 2013 and 2012

Property and Equipment—Property and equipment are recorded at cost. Depreciation and amortization are provided over the estimated useful lives, ranging from 3 to 40 years, of the various classes of assets using the straight-line method. Costs of maintenance and repairs are charged to expense when incurred.

Goodwill—The recorded amounts of goodwill from prior business combinations are based on management’s best estimates of the fair values of assets acquired and liabilities assumed at the date of acquisition. Goodwill is not amortized, but rather is assessed at least on an annual basis for impairment.

Impairment of Long-lived Assets—When indicators of impairment are present, management evaluates the net carrying value of long-lived assets by considering estimated future cash flows from both use and disposal of the assets. No impairment charges were recognized in 2013 and 2012.

Intangible Assets—Indefinite-lived intangible assets, consisting of trademarks, are carried at historical cost and are not amortized. Indefinite-lived intangible assets are reviewed for impairment annually as of October 31, or more frequently if impairment indicators exist. The impairment analysis compares the estimated fair value of these assets to the related carrying value and an impairment charge is recorded for any excess of carrying value over estimated fair value. The estimated fair value is based upon projected cash flows discounted at rates commensurate with the risks involved.

Acquired intangible assets subject to amortization are stated at cost and are amortized using the straight-line method over the estimated useful lives of the assets. Intangible assets that are subject to amortization are reviewed for potential impairment whenever events or circumstances indicate that carrying amounts may not be recoverable.

Deferred Finance Charges—Deferred finance charges represent legal, consulting, and financial costs associated with debt financing (see Note 5) and are reported net of accumulated amortization, resulting in balances of approximately $480,000 and $1,318,000 at October 31, 2013 and 2012, respectively. Such charges are being amortized over the respective terms of the debt agreements. Amortization costs totaling approximately $833,000 and $775,000 for the years ended October 31, 2013 and 2012, respectively, related to deferred finance charges are included in general and administrative expenses.

Stock-based Compensation—The Company has adopted the fair value method of recording stock-based employee compensation as contained in accounting standards. As a result of adopting the fair value method, stock options and the incentive plan are expensed over the vesting period of the options/plan.

Income Taxes—A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the year. Deferred tax liabilities or assets are recognized for the estimated future tax effects of temporary differences between financial reporting and tax accounting.

Foreign Currency Translation—Assets and liabilities of the Company’s Canadian wholesale distribution division, Hercules Tire Company of Canada, Inc., are translated into U.S. dollars at the rate of exchange in effect at the close of the period. Income and expenses are translated at an average rate of exchange for the period. The aggregate effect of translating the consolidated financial statements is included in other comprehensive income.

Other Comprehensive Income (Loss)—Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Certain changes in assets and liabilities, however, such as foreign currency translation adjustments and unrealized gains and losses on certain derivative instruments, are reported as a direct adjustment to the equity section of the consolidated balance sheet. Such items, along with net income, are considered components of comprehensive income (loss).

The Hercules Tire & Rubber Company and Subsidiaries

Notes to Consolidated Financial Statements

October 31, 2013 and 2012

Included in accumulated other comprehensive income (loss) at October 31, 2013 and 2012 was approximately ($380,000) and ($742,000), respectively, related to the foreign currency translation adjustment. There was no interest rate swap cash flow hedge at October 31, 2013 and there was approximately ($169,000) related to the interest rate swap cash flow hedge at October 31, 2012.

The cash flow hedge recorded in other comprehensive income (loss) was $171,372 and $169,125, respectively, net of tax expense of $100,647 and $99,331, respectively, during the years ended October 31, 2013 and 2012.

During fiscal year 2013, the Company adopted new guidance related to the presentation of comprehensive income in the financial statements. Among other changes, the new guidance eliminated the prior option to only present comprehensive income in the statement of equity. The Company has elected to report comprehensive income in a single statement of operations and comprehensive income. The change in presentation has been applied retrospectively and the October 31, 2012 financial statements have been restated to conform to the new presentation method. Other than the change in presentation of comprehensive income and related disclosures, the new guidance did not have a material effect on the financial statements.

Shipping and Handling Costs—The Company records shipping and handling costs for the delivery of finished goods in operating expenses in the consolidated statement of operations and comprehensive income. Total shipping and handling costs for the years ended October 31, 2013 and 2012 were approximately $26,906,000 and $27,141,000, respectively.

Major Suppliers—During the year ended October 31, 2013, the Company’s three largest suppliers accounted for 22 percent, 21 percent, and 9 percent, respectively, of the Company’s tire purchases. During the year ended October 31, 2012, the Company’s three largest suppliers accounted for 25 percent, 19 percent, and 7 percent, respectively, of the Company’s tire purchases.

Subsequent Events—The consolidated financial statements and related disclosures include evaluation of events up through and including December 19, 2013, which is the date the consolidated financial statements were available to be issued.

Fair Value of Financial Instruments—The carrying amounts of the Company’s accounts receivable, accounts payable, line of credit, and bank note payable approximate their fair value due to either the short maturity of such instruments or the existence of variable interest rates that approximate prevailing market rates. The fair value of the interest rate swap generally reflects the estimated amount the Company would receive or pay to terminate the contract at the reporting date.

Reclassification—Certain 2012 amounts have been reclassified to conform to the 2013 presentation.

The Hercules Tire & Rubber Company and Subsidiaries

Notes to Consolidated Financial Statements

October 31, 2013 and 2012

Note 2—Property and Equipment

Property and equipment are summarized as follows:

	2013	2012
Land	$1,630,642	$1,630,642
Buildings and fixtures	15,640,587	14,385,537
Machinery and equipment	7,533,901	7,018,988
Tire molds	25,019,437	22,377,127
Computer equipment and software	4,982,509	4,635,445
Leasehold improvements	2,186,096	1,844,766
Construction in progress	95,530	604,257

Total cost	57,088,702	52,496,762
Accumulated depreciation	32,119,374	27,318,705

Net property and equipment	$24,969,328	$25,178,057

Depreciation expense was approximately $5,327,000 in 2013 and $4,845,000 in 2012.

At October 31, 2013 and 2012, the Company had net property and equipment of approximately $8,283,000 and $8,857,000, respectively, located in foreign jurisdictions.

Note 3—Acquired Intangible Assets

Intangible assets are summarized as follows as of October 31, 2013 and 2012:

	2013		2012
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets—Customer relationships	$16,700,000	$16,075,992	$16,700,000	$15,600,996

Unamortized intangible assets—Trademarks	$5,700,000	$—	$5,700,000	$—

Amortization expense for customer relationships approximated $475,000 and $680,000 for the years ended October 31, 2013 and 2012, respectively.

The customer relationships asset is being amortized over a period of nine years and estimated amortization expense for the next three years ending October 31 is as follows:

2014	$318,000
2015	200,000
2016	106,008

Total	$624,008

The Company evaluates its trademarks for impairment at least annually. No impairment charges were recognized in 2013 and 2012.

The Hercules Tire & Rubber Company and Subsidiaries

Notes to Consolidated Financial Statements

October 31, 2013 and 2012

Note 4—Accounts Payable Settlement Arrangements

At October 31, 2013 and 2012, the Company had accounts payable settlement arrangements with a certain vendor and third-party intermediary of approximately $5,657,000 and $8,372,000, respectively. This arrangement provides that, at the vendor’s request, the third-party intermediary advances the amount of the scheduled payment to the vendor, less an appropropriate discount, before the scheduled payment date and the Company makes their payment to the third-party intermediary on the date stipulated with interest at LIBOR plus 3 percent in accordance with the commercial terms negotiated with its vendor. The Company records interest related to these arrangements as interest expense in the consolidated statement of operations and comprehensive income.

Note 5—Line of Credit

The Company has a revolving line of credit expiring in October 2015 that provides for total borrowing capacity of $142 million at October 31, 2013 and 2012. Aggregate outstanding borrowings are limited to a percentage of U.S. and Canadian trade accounts receivable and inventory. Outstanding Canadian and U.S. borrowings are limited to $25 million and $117 million, respectively in both 2013 and 2012. Borrowings accrue interest based on the prime rate, banker’s acceptance rate, or eurodollar rate, plus a rate spread, which is dependent on the Company’s leverage ratio as defined in the agreement. A commitment fee on the Company’s total unused borrowing capacity is paid quarterly. Unused availability, net of outstanding letters of credit, aggregated approximately $42,775,000 at October 31, 2013 and $46,355,000 at October 31, 2012.

Both the line of credit and the term loan described in Note 6 are collateralized by substantially all of the Company’s assets.

Note 6—Long-term Debt

Long-term debt at October 31 is as follows:

	2013	2012
Bank term debt payable in quarterly installments of amounts ranging from $550,000 to $910,000 plus a payment of $1,430,000 due at maturity including interest based upon the prime rate or eurodollar rate plus rate spread, expires October 2015, collateralized by substantially all of the Company’s assets	$7,800,000	$11,440,000
Unsecured debt to former stockholders, various rates based on applicable adjusted federal long-term rates as published by the Internal Revenue Service at time of debt issuance and 5 percent at October 31, 2012.	—	238,284
Bonds payable for Findlay Distribution Center in monthly installments ranging between $108,000 and $112,000 including interest of 7.63 percent and 7.25 percent until maturity in October 2018 and collateralized by the facility and letter of credit reserves of $500,000 and $835,000	5,385,000	6,245,000

Total	13,185,000	17,923,284
Less current portion	4,570,000	4,738,284

Long-term portion	$8,615,000	$13,185,000

The Hercules Tire & Rubber Company and Subsidiaries

Notes to Consolidated Financial Statements

October 31, 2013 and 2012

The balance of the above debt matures as follows:

2014	$4,570,000
2015	5,155,000
2016	1,070,000
2017	1,155,000
2018	1,235,000

Total	$13,185,000

Interest expense for the years ended October 31, 2013 and 2012 was approximately $6,700,000 and $6,597,000, respectively.

Under the agreements with the bank for both the term loan and line of credit described in Note 5, the Company is subject to various financial covenants, including fixed charge coverage, consolidated capital funds test, and minimum EBITDA test.

The Company follows current guidance relating to accounting for derivative instruments and hedging activities, which requires that all derivative instruments be reported on the consolidated balance sheet at fair value as either assets or liabilities and establishes criteria for designation and effectiveness of transactions entered into for hedging purposes.

In June 2010, the Company entered into an interest rate swap that fixed the rate on a notional amount of $45,000,000. The Company determined that the derivative instruments meet the criteria for cash flow hedge accounting. During fiscal year 2013 the interest rate swap contract expired. The fair value of the swap was approximately $268,000 of liability on October 31, 2012. The net change in fair value during fiscal year 2012 was recorded, net of income taxes, in other comprehensive income. There was no impact on net income for the year ended October 31, 2012 because the swap was an effective cash flow hedge.

Note 7—Income Taxes

The components of the income tax provision included in the consolidated statement of operations are all attributable to continuing operations and are detailed as follows:

	2013	2012
U.S. federal	$3,624,000	$2,017,000
Foreign	1,071,000	807,000
State and local	179,000	584,000
Deferred income tax (recovery) expense	(1,665,000)	623,000

Total income tax expense	$3,209,000	$4,031,000

During the years ended October 31, 2013 and 2012, the Company paid taxes of approximately $5,783,000 and $4,319,000, respectively.

The Hercules Tire & Rubber Company and Subsidiaries

Notes to Consolidated Financial Statements

October 31, 2013 and 2012

The details of the net deferred tax liability are as follows:

	2013	2012
Deferred tax assets:
Tax operating loss carryforwards	$166,098	$166,116
Allowances on inventories and receivables	2,654,492	2,339,018
Foreign tax credit	—	39,854
Accrued liabilities and other	2,821,788	1,601,122

Gross deferred tax assets	5,642,378	4,146,110
Deferred tax liabilities:
Property and equipment	(3,481,393)	(3,677,015)
Intangible assets	(2,391,165)	(2,518,268)
Other	(476,820)	(322,827)

Gross deferred tax liabilities	(6,349,378)	(6,518,110)

Net deferred tax liability	$(707,000)	$(2,372,000)

The Company has approximately $5,537,000 of state net operating loss carryforwards available to reduce future income taxes, expiring in 2014 through 2027.

The Company is not currently under examination by the U.S. Internal Revenue Service or any state or local tax authorities. The Company’s federal income tax returns for the years prior to October 31, 2010 are no longer subject to examination. The Company had an Internal Revenue Service audit through October 31, 2008. The Company also files in various states within the U.S., most notably California and Florida. The state tax returns prior to October 31, 2008 are no longer subject to examination.

The Company was under audit with the Canada Revenue Agency (CRA) during fiscal year 2012 for the 2009 and 2010 tax years. The CRA has completed its audit and has assessed an insignificant amount of taxes owed. The Company is in the process of appealing. The additional taxes, if any, are deemed insignificant by management.

Note 8—Capital Stock

Common stock consists of 1,500,000 authorized shares of no par value stock. As of October 31, 2013 and 2012, there were 1,034,172 shares issued and outstanding.

Note 9—Stock-based Compensation

The Management Stock Option Plan permits the grant of share options to employees for up to 123,596 shares of common stock. Option awards are generally granted with an exercise price equal to the fair value of the Company’s stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control (as defined in the plan).

Total compensation cost that has been charged against income for those plans was approximately $150,000 and $155,000 for 2013 and 2012, respectively.

The Hercules Tire & Rubber Company and Subsidiaries

Notes to Consolidated Financial Statements

October 31, 2013 and 2012

The fair value of each option award is estimated on the date of grant using a Black—Scholes option valuation model that uses the weighted average assumptions noted in the following table. Expected volatility is based on historical volatility of the NASDAQ transportation index. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	2013	2012
Range of expected volatility	32%	34%
Range of expected dividends	0%	0%
Expected term (in years)	5	5
Risk-free rate	1.01%	0.88%

A summary of option activity under the plan for the year ended October 31, 2013 is presented below:

Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)
Outstanding at November 1, 2011	104,899	$61.69	5.4
Granted	4,500	93.96	9.0
Outstanding at November 1, 2012	109,399	63.02	4.6
Granted	19,000	75.67	9.3
Forfeited or expired	(6,750)	61.12	7.4

Outstanding at October 31, 2013	121,649	64.89	4.0

As of October 31, 2013, there was approximately $487,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plan. That cost is expected to be recognized over a weighted average period of 1.9 years. As of October 31, 2013 and 2012, there were no options exercised. As of October 31, 2013, there are 76,639 options fully vested.

The Company has an incentive plan that provides an incentive payment at the time of a change of control. The benefits vest over four years and were fully vested as of October 31, 2013. At October 31, 2013 and 2012, a liability of $3,200,000 and $1,300,000, respectively has been recorded based on the fair value of the incentive plan. Compensation expense of $1,900,000 and $1,300,000 has been recorded for 2013 and 2012, respectively, related to the incentive plan.

Note 10—Related Party Transactions

Management Fees—For the years ended October 31, 2013 and 2012, the Company incurred expenses and management fees payable to an affiliate of one of the stockholders of $1,000,014 and $505,897, respectively.

Note 11—Operating Leases

The Company leases certain buildings, equipment, and land for use in operations. Rental expense under all operating leases was approximately $13,030,000 and $12,376,000 for the years ended October 31, 2013 and 2012, respectively. Certain leases provide for renewals at the Company’s option at the end of the initial lease term.

The Hercules Tire & Rubber Company and Subsidiaries

Notes to Consolidated Financial Statements

October 31, 2013 and 2012

Future minimum annual commitments under these operating leases are as follows:

Years Ending October 31	Amount
2014	$9,313,854
2015	8,695,265
2016	6,356,289
2017	3,532,766
2018	2,172,756
Thereafter	1,898,221

Total	$31,969,151

Note 12—Retirement Plans

The Company sponsors a 401(k) plan for substantially all employees. The plan provides for the Company to make a matching contribution. Contributions to the plan approximated $939,000 and $912,000 for the years ended October 31, 2013 and 2012, respectively.

Note 13—Contingencies

The Company is a party to various lawsuits and claims arising in the normal course of business, including certain claims pertaining to product liability matters that name the Company as co-defendant along with the manufacturer. In most of these cases, the manufacturer has assumed defense of the claim on behalf of the named defendants. Management believes that the ultimate resolution of pending lawsuits and claims will not have a material adverse effect on the consolidated financial statements of the Company.

Note 14—Fair Value Measurements

Accounting standards require certain assets and liabilities be reported at fair value in the consolidated financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the valuation techniques and inputs used to measure fair value.

In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset. These Level 3 fair value measurements are based primarily on management’s own estimates using pricing models, discounted cash flow methodologies, or similar techniques taking into account the characteristics of the asset.

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

The Hercules Tire & Rubber Company and Subsidiaries

Notes to Consolidated Financial Statements

October 31, 2013 and 2012

The Company measures interest rate swaps at fair value on a recurring basis. The fair value of interest rate swaps is based primarily on Level 2 inputs as described above.

Note 15—Business Combination

On November 9, 2011, the Company purchased certain assets and assumed certain liabilities of a Canadian tire distributor located in Ville Sainte-Catherine in the Province of Quebec (the “Montreal location”). The primary reason for the acquisition was to expand the Company’s distribution operations by adding the Montreal location. The goodwill arising from the acquisition consists largely of the synergies and economies of scale expected from combining the operations of the Company and the Montreal location. The agreed-upon price was $3,545,614; however, subsequent to the asset purchase, final adjustments to the consideration resulted in a decrease to the purchase price of approximately $177,000. The transaction was financed through the Company’s line of credit.

The following table summarizes the acquisition date fair values of the assets acquired and liabilities assumed translated to U.S. dollars:

Accounts receivable	$1,847,405
Inventory	3,043,422
Prepaids	28,758
Property, plant, and equipment	357,499
Other assets	289,585
Accounts payable	(2,623,411)
Accrued liabilities	(168,844)

Total identifiable net assets	2,774,414
Goodwill	636,270

Total	$3,410,684

The difference between the goodwill amount in the schedule above and the goodwill reported on the consolidated balance sheet is due to foreign currency translation.

Independent Auditor’s Report on Additional Information

To the Board of Directors

The Hercules Tire & Rubber

Company and Subsidiaries

We have audited the consolidated financial statements of The Hercules Tire & Rubber Company and Subsidiaries as of and for the years ended October 31, 2013 and 2012. Our audits were conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The consolidated schedule of adjusted earnings before interest, taxes, depreciation, and amortization (Adjusted EBITDA) is presented for the purpose of additional analysis and is not a required part of the consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

/s/ Plante & Moran, PLLC

December 19, 2013

The Hercules Tire & Rubber Company and Subsidiaries

Consolidated Schedule of Adjusted EBITDA

	Year Ended October 31
	2013	2012
Net income	$5,584,580	$6,202,913
Interest expense	6,699,610	6,596,842
Income tax expense	3,209,000	4,031,000
Depreciation expense	5,327,346	4,845,363
Amortization—Intangible assets	474,996	680,004
Amortization—Debt issue costs	833,202	775,417
Management fees and expenses	1,000,014	505,897
Noncash compensation expense	2,050,204	1,455,315
Loss on sale of fixed assets	204,421	57,927
Foreign exchange loss	2,075,289	377,180

Adjusted earnings before interest, taxes, depreciation, and amortization (ADJUSTED EBITDA)	$27,458,662	$25,527,858

Adjusted EBITDA includes adjustments for items not typically included in EBITDA such as management fees and expenses, non-cash compensation expense, loss on sale of fixed assets and foreign exchange loss, as presented above.

Regional Tire Distributors Inc.

January 31, 2013 and 2012

Deloitte LLP
1005 Skyview Drive
Suite 200
Burlington ON L7P 5B1
Canada
Tel: 905-315-6770
Fax: 905-315-6700
www.deloitte.ca

Independent Auditor’s Report

To the shareholders of

Regional Tire Distributors Inc.

We have audited the accompanying consolidated financial statements of Regional Tire Distributors Inc. (the “Company”), which comprise the consolidated balance sheets as of January 31, 2013 and 2012, and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for each of the years in the two year period ended January 31, 2013, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Regional Tire Distributors as of January 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the two year period ending January 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte LLP

Chartered Professional Accountants, Chartered Accountants

Licensed Public Accountants

April 25, 2013

Regional Tire Distributors Inc.

Consolidated statements of income and comprehensive income

years ended January 31, 2013 and 2012

(Presented in United States Dollars)

	2013	2012
	$	$
Revenue	113,573,723	77,049,240
Cost of sales	89,280,458	60,739,542

Gross margin	24,293,265	16,309,698

Selling, general and administrative expenses	17,126,775	11,836,524
Depreciation and amortization	520,913	119,849

	17,647,688	11,956,373

Operating income	6,645,577	4,353,325

Other income (expense)
Gain on acquisition (Note 16)	2,033,068	—
Interest expense	(290,276)	(37,559)
Equity accounted income (Note 7)	106,621	429,439
Management fee income	115,201	82,866
Other income	151,723	28,116

	2,116,337	502,862

Income before income taxes	8,761,914	4,856,187
Income tax expense (recovery) (Note 15)
Deferred	(52,410)	—
Current	1,855,519	1,187,407

Net income	6,958,805	3,668,780

Net income attributable to non-controlling interest	94,442	—
Net income attributable to stockholders	6,864,363	3,668,780

Net income	6,958,805	3,668,780

Other comprehensive (loss) income
Foreign currency translation adjustment	(17,867)	(38,938)

Comprehensive income	6,940,938	3,629,842

Comprehensive income attributable to non-controlling interest	93,191	—
Comprehensive income attributable to stockholders	6,847,747	3,629,842

Comprehensive income	6,940,938	3,629,842

The accompanying notes to the consolidated financial statements are an integral part of this consolidated financial statement.

Regional Tire Distributors Inc.

Consolidated balance sheets

as at January 31, 2013 and 2012

(Presented in United States Dollars)

	2013	2012
	$	$
Assets
Current assets
Cash	759,898	3,863,970
Accounts receivable (Note 3)	7,369,355	4,870,362
Income taxes receivable	—	238,534
Inventories (Note 4)	20,257,556	10,343,466
Current portion of note receivable (Note 5)	109,757	219,107
Due from related companies (Note 6)	172,244	1,040,042
Prepaid expenses and deposits	502,791	106,547

	29,171,601	20,682,028

Note receivable (Note 5)	—	109,553
Investments in affiliates (Note 7)	60,361	1,030,436
Property, plant and equipment (Note 8)	993,416	548,035
Intangible assets (Note 9)	7,253,577	—
Goodwill (Note 16)	2,728,656	—

	40,207,611	22,370,052

Liabilities
Current liabilities
Bank indebtedness (Note 10)	2,461,136	—
Accounts payable and accrued liabilities	14,458,562	11,750,038
Income taxes payable	490,597	—
Deferred revenue	89,063	177,796
Due to related companies (Note 6)	138,631	120,154
Current portion of long-term debt (Note 11)	1,839,259	—

	19,477,248	12,047,988

Deferred income taxes (Note 15)	1,931,374	—
Long-term debt (Note 11)	2,048,796	—

	23,457,418	12,047,988

Stockholders’ equity
Share capital (Note 12)	1,490,610	1,490,610
Accumulated other comprehensive income	397,779	414,395
Retained earnings	14,279,222	8,417,059

Total equity attributable to stockholders	16,167,611	10,322,064
Non-controlling interest	582,582	—

Total equity	16,750,193	10,322,064

	40,207,611	22,370,052

The accompanying notes to the consolidated financial statements are an integral part of this consolidated financial statement.

Regional Tire Distributors Inc.

Consolidated statements of cash flows

years ended January 31, 2013 and 2012

(Presented in United States Dollars)

	2013	2012
	$	$
Operating activities
Net income	6,958,805	3,668,780
Items not affecting cash
Depreciation and amortization	520,913	119,849
Equity accounted income (Note 7)	(106,621)	(429,439)
Gain on acquisition (Note 16)	(2,033,068)	—
Deferred income taxes	(52,410)	—
Changes in non-cash operating working capital items
Accounts receivable	(175,742)	87,161
Inventory	(360,603)	(3,105,133)
Prepaid expenses and deposits	(289,830)	81,313
Accounts payable and accrued liabilities	(3,848,121)	1,903,589
Deferred revenue	(89,456)	—
Income taxes	646,650	(214,297)

	1,170,517	2,111,823

Investing activities
Acquisition of property, plant and equipment	(323,960)	(458,541)
Advances to related parties	(1,028,324)	(564,049)
Proceeds received from related parties	—	121,813
Proceeds received from note receivable	220,484	—
Acquisition of intangible assets	(100,220)	—
Acquisition of subsidiary (Note 16)	(4,993,000)	—

	(6,225,020)	(900,777)

Financing activities
Dividends paid	(1,021,209)	(1,514,550)
Proceeds from bank indebtedness	(57,559)	—
Proceeds from long-term debt	3,507,700	—
Repayment of long-term debt	(471,034)	—

	1,957,898	(1,514,550)

Effect of foreign exchange rate changes on cash	(7,467)	4,198

Change in cash during the year	(3,104,072)	(299,306)
Cash, beginning of the year	3,863,970	4,163,276

Cash, end of the year	759,898	3,863,970

Supplemental cash flow information
Income taxes paid	1,440,690	1,426,096

Interest paid	132,110	26,170

The accompanying notes to the consolidated financial statements are an integral part of this consolidated financial statement.

Regional Tire Distributors Inc.

Consolidated statements of stockholders’ equity

years ended January 31, 2013 and 2012

(Presented in United States Dollars)

	Common shares		Accumulated other comprehensive income	Retained earnings	Total equity attributable to stockholders	Non- controlling interest	Total equity
	#	$	$	$	$	$	$
Balance, January 31, 2011	1,500,000	1,490,610	453,333	6,262,829	8,206,772	—	8,206,772
Net income	—	—	—	3,668,780	3,668,780	—	3,668,780
Other comprehensive loss	—	—	(38,938)	—	(38,938)	—	(38,938)

Comprehensive income	—	—	(38,938)	3,668,780	3,629,842	—	3,629,842
Dividends	—	—	—	(1,514,550)	(1,514,550)	—	(1,514,550)

Balance, January 31, 2012	1,500,000	1,490,610	414,395	8,417,059	10,322,064	—	10,322,064
Non-controlling interest acquired (Note 16)	—	—	—	—	—	508,400	508,400
Net income	—	—	—	6,864,363	6,864,363	94,442	6,958,805
Other comprehensive loss	—	—	(16,616)	—	(16,616)	(1,251)	(17,867)

Comprehensive income	—	—	397,779	6,864,363	6,847,747	93,191	6,940,938
Dividends	—	—	—	(1,002,200)	(1,002,200)	(19,009)	(1,021,209)

Balance, January 31, 2013	1,500,000	1,490,610	397,779	14,279,222	16,167,611	582,582	16,750,193

The accompanying notes to the consolidated financial statements are an integral part of this consolidated financial statement.

Regional Tire Distributors Inc.

Notes to the consolidated financial statements

January 31, 2013 and 2012

(Presented in United States Dollars)

1. Nature of business

Regional Tire Distributors Inc. (“Company”) was incorporated on July 21, 2008 under the laws of the Province of Ontario, Canada and commenced active operations in September of 2008. The Company, based in Burlington, Ontario, Canada, is a wholesale distributor of tires and services to retail tire locations across Canada including independent service garages, automotive car dealers and large national customers.

2. Significant accounting policies

Basis of preparation

These consolidated financial statements are prepared in United States (“US”) dollars and in accordance with accounting principles generally accepted in the United States of America (“GAAP”). A summary of significant accounting policies consistently applied in the preparation of the consolidated financial statements are outlined below.

Basis of consolidation

These consolidated financial statements include the financial statements of Regional Tire Distributors Inc., its wholly-owned subsidiary JAB Holdings Ltd. and its majority owned subsidiary Regional Tire Distributors (Atlantic) Inc. The Company does not have any variable interests in variable interest entities. All intercompany accounts and transactions have been eliminated during consolidation.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are based on several factors including the facts and circumstances available at the time of the estimates are made, historical experience, risk of loss, general economic conditions and trends, and the assessment of the probably future outcome. Significant estimates include inventory obsolescence reserves, allowance for doubtful accounts, returns and rebates, valuation of long lived assets, purchase price allocations in business combinations and deferred taxes. Estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the statement of comprehensive income in the period that they are determined.

Allowance for doubtful accounts

The allowance for doubtful accounts represents the best estimate of probable loss inherent within the Company’s accounts receivable balance. Estimates are based upon the creditworthiness of specific customers and past experience of write offs.

Inventories

Inventories are stated at the lower of cost, determined on the first-in, first-out (FIFO) method, or net realizable value and consist primarily of automotive tires, wheels, tubes and wheel accessories. The Company performs periodic assessments to determine the existence of obsolete, slow-moving and non-saleable inventories and records necessary provisions to reduce such inventories to net realizable value.

Regional Tire Distributors Inc.

Notes to the consolidated financial statements

January 31, 2013 and 2012

(Presented in United States Dollars)

Investments in affiliates

The Company holds equity investments in affiliates for which it does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investee. These investments are accounted for under the equity method of accounting wherein the Company records its’ proportionate share of the investees’ income or loss in its consolidated financial statements.

Investments are evaluated for impairment when facts or circumstances indicate that the fair value of the investment is less than its carrying value. Impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (1) nature of the investment; (2) cause and duration of the impairment; (3) extent to which fair value is less than cost; (4) financial conditions and near term prospects of the issuers; and (5) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value. The Corporation measures goodwill as the fair value of the consideration transferred, including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

The Company has measured the non-controlling interest at its fair value on the acquisition date.

Transaction costs, other than those associated with the issuance of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.

Income taxes

The Company accounts for income taxes in accordance with FASB Accounting Standard Codification (“ASC”) Topic 740, “Income Taxes” (“ASC Topic 740”). ASC Topic 740 requires the determination of deferred tax assets and liabilities based on the differences between the financial statement and income tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The measurement of a deferred tax asset is adjusted by a valuation allowance, if necessary, to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized. In determining the valuation allowance, the Company considers factors by taxing jurisdiction, including estimated taxable income, history of losses for tax purposes, tax planning strategies and the likelihood of success of tax filing positions, among others. A change to any of these factors could impact the estimated valuation allowance and income tax expense.

Regional Tire Distributors Inc.

Notes to the consolidated financial statements

January 31, 2013 and 2012

(Presented in United States Dollars)

The Company accounts for uncertain tax positions by recognizing the financial statement effects of a tax position only when, based upon the technical merits, it is more-likely-than-not that the position will be sustained upon examination. The tax impacts recognized in the financial statements from such positions are then measured based on the largest impact that has a greater than 50% likelihood of being realized upon settlement. The Company recognizes potential accrued interest and penalties associated with unrecognized tax positions as a component of the provision for income taxes.

Foreign currency

The Canadian dollar is the currency in which a substantial amount of the Company’s transactions are denominated and is the functional currency of the Company. Monetary assets and liabilities denominated in currencies other than the Canadian dollar are translated into Canadian dollars at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the Canadian dollar during the year are converted into Canadian dollar at the applicable rates of exchange prevailing on the transaction date. Transaction gains and losses are recognized in the consolidated statements of comprehensive income.

The Company has chosen to present its financial statements in United States Dollars. The financial statements are translated to the United States dollar presentation currency at the end of the reporting period. Assets and liabilities are translated at the January 31 rates of exchange. Income and expenses are translated at rates prevailing at the date of the transaction. The Company has used average exchange rates to approximate the rates prevailing at the date of the transactions. All exchange gains and losses are recognized as a separate component of stockholders’ equity.

Financial instruments

Financial instruments are comprised of cash, accounts receivable, due to/from related parties, note receivable, bank indebtedness, accounts payable and accrued liabilities and long-term debt. The estimated fair values of cash, accounts receivable, due to/from related parties, note receivable, bank indebtedness, accounts payable and accrued liabilities are approximate to book values because of their short-term maturities. The long-term debt approximates carrying value as it bears interests at variable rates. All financial instruments are measured at amortized cost.

Interest rate risk

The Company is subject to interest rate risk due to changes to the prime rate since the majority of its borrowings bear variable interest rates. A change in the interest rate of plus or minus one percent as at January 31, 2013 would result in a $54,844 decrease or increase in net income before income taxes. The Company does not use derivative instruments to manage this risk.

Liquidity risk

The Company’s objective is to have sufficient liquidity to meet its liabilities when due. The Company monitors its cash balances and cash flows generated from operations to meet its requirements. As at January 31, 2013 and January 31, 2012, the most significant financial liabilities relate to bank indebtedness, accounts payable and accrued liabilities, due to related parties, and long-term debt.

Regional Tire Distributors Inc.

Notes to the consolidated financial statements

January 31, 2013 and 2012

(Presented in United States Dollars)

Credit risk

The Company provides credit to its customers in the normal course of its operations. It carries out, on a continuing basis, credit checks on its customers and maintains provisions for contingent credit losses. The Company’s maximum exposure to credit risk is represented by the carrying value of financial assets on the consolidated balance sheets.

Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. For financial reporting purposes, assets placed in service are recorded at cost and depreciated using the declining-balance method at annual rates sufficient to amortize the cost of the assets less estimated salvage values over the assets’ estimated useful lives. Leasehold improvements are amortized over the shorter of their economic useful life or the related lease term. The depreciation rates used to depreciate property, plant and equipment is as follows:

Vehicles	30% declining-balance
Computer equipment	30% declining-balance
Office equipment	20% declining-balance
Warehouse equipment	20% declining-balance
Leasehold improvements	Over the term of the lease

Impairment of long-lived assets

The Company evaluates the carrying value of definite life long-lived assets such as property, plant and equipment and intangible assets, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. An impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying value. Measurement of the impairment loss is based on the present value of the expected future cash flows.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets of acquired businesses and is tested for impairment annually and whenever an event or circumstance occurs that indicates that goodwill might be impaired. When the carrying amount of a reporting unit, including goodwill, exceeds its fair value, a goodwill impairment loss is recognized in net earnings in an amount equal to the excess.

Intangible assets

Intangible assets are comprised of customer relationships and a tradename acquired through the business acquisition of Regional Tire Distributors (Atlantic) Inc.

Amortization is provided using the following methods and annual rates:

Customer relationships	12 years straight line
Tradename	7 years straight line

Regional Tire Distributors Inc.

Notes to the consolidated financial statements

January 31, 2013 and 2012

(Presented in United States Dollars)

Revenue recognition

Revenue is recognized and earned when all of the following criteria are satisfied: (a) persuasive evidence of a sales arrangement exists; (b) price is fixed or determinable; (c) collectability is reasonably assured; and (d) delivery has occurred or service has been rendered. The Company recognizes revenue when the title and the risks and rewards of ownership have substantially transferred to the customer, which is upon delivery under free on board (“FOB”) destination terms. The Company permits customers from time to time to return certain products, but there is no contractual right of return. The Company continuously monitors and tracks such returns and records an estimate of such future returns, which is based on historical experience and recent trends.

Customer rebates

The Company offers rebates to its customers under a number of different programs. These rebates are recorded in accordance with the accounting standards for consideration given by a vendor to a customer. The majority of these programs provide for the customer to receive rebates, generally in the form of a reduction in the related accounts receivable balance, when certain measures are achieved, generally related to the volume of product purchased from the Company. These rebates are recorded as a reduction of the related price of the product, which reduces the amount of revenue recorded. Throughout the year, the amount of rebates is estimated based on the expected level of purchases to be made by customers that participate in the rebate programs. These estimates are periodically revised to reflect rebates earned by customers based on actual purchases made.

Manufacturer rebates

The Company receives rebates from its vendors under a number of different programs. These rebates are recorded in accordance with the accounting standards for cash consideration received from a vendor. Many of the vendor programs provide for the Company to receive rebates when any of a number of measures are achieved, generally related to the volume of purchases. These rebates are accounted for as a reduction to the price of the product, which reduces the carrying value of our inventory, and our cost of goods sold when product is sold.

3. Accounts receivable

	2013	2012
	$	$
Accounts receivable	7,684,285	5,160,144
Less: allowance for doubtful accounts	(314,930)	(289,782)

	7,369,355	4,870,362

Bad debt expense was $13,129 for the year ended January 31, 2013 (2012—$142,364).

4. Inventories

	2013	2012
	$	$
Tire inventories	19,932,030	9,713,102
Wheel inventories	247,503	578,992
Parts	78,023	51,372

	20,257,556	10,343,466

Regional Tire Distributors Inc.

Notes to the consolidated financial statements

January 31, 2013 and 2012

(Presented in United States Dollars)

5. Note receivable

	2013	2012
	$	$
Note receivable	109,757	328,660
Less: current portion	109,757	219,107

Long term portion	—	109,553

The amount is due from one of the Company’s landlords and relates to reimbursable costs for tenant improvements. As set out in the premise rental agreement, the Company is entitled to a total allowance of $329,271 ($330,000 Canadian dollars) for partial reimbursement of actual costs incurred relating to tenant improvements upon completion of a statutory declaration. The amount is payable in three installments of $109,757 ($110,000 Canadian dollars) with the final installment due on June 1, 2013.

6. Related party transactions

The following balances are due from related parties:

	2013	2012
	$	$
Regional Tire Distributors (Atlantic) Inc., demand promissory note, secured by a general pledge of all assets, non-interest bearing, payable on demand	—	782,636
Tirecraft Eastern Canada Limited, demand promissory note, secured by a general pledge of all assets, non-interest bearing payable on demand	—	49,747
Tire Hotel Inc., promissory note, unsecured, non-interest bearing, repayable on demand	—	109,363
Trade receivable balances due from related parties	172,244	98,296

	172,244	1,040,042

The following balances are due to related parties:

	2013	2012
	$	$
Non-controlling interest, demand promissory note, secured by a general pledge of all assets, non-interest bearing, payable on demand	48,886	—
Trade payable and accrual balances due to related parties	89,745	120,154

	138,631	120,154

Regional Tire Distributors Inc.

Notes to the consolidated financial statements

January 31, 2013 and 2012

(Presented in United States Dollars)

During the year, the Company entered into the following transactions with related parties:

	2013	2012
	$	$
Management fees paid	271,003	275,006
Management fees paid (Atlantic)	56,987	129,155
Revenue from related parties	4,632,486	4,838,502
Revenue from related parties (Atlantic)	1,486,565	3,989,355
Purchases from related parties (Atlantic)	8,045	6,057
Rebate commissions paid	843,029	693,334
Rebate commissions paid (Atlantic)	124,083	193,175

The transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The companies above are owned and controlled by a shareholder of the Company or Atlantic or are related due to common control and ownership.

7. Investments

Investment in Regional Tire Distributors (Atlantic) Inc.

On December 2, 2009 the Company acquired 38% of Regional Tire Distributors (Atlantic) Inc. (“Atlantic”) for $4. On August 3, 2012, the Company acquired an additional 55% of Atlantic. See note 16 for details of the acquisition. The following table shows the change in the investment.

	2013	2012
	$	$
Beginning balance	989,119	591,359
Share of comprehensive income	87,619	404,685
Acquisition of control	(1,071,632)	—
Foreign exchange adjustment	(5,106)	(6,925)

Ending balance	—	989,119

Summarized balance sheet information of Atlantic is as follows:

	2013	2012
	$	$
Current assets	—	6,947,488
Non-current assets	—	441,219
Current liabilities	—	4,957,817
Non-current liabilities	—	—

Summarized statement of operation information of Atlantic is as follows:

	2013*	2012
	$	$
Revenue	13,789,205	26,155,597
Expenses	13,726,820	25,439,225

Net income	62,385	716,372

*	—period ending August 2, 2012

Regional Tire Distributors Inc.

Notes to the consolidated financial statements

January 31, 2013 and 2012

(Presented in United States Dollars)

Investment in Tire Hotel Inc.

The Company holds a 50% equity interest in Tire Hotel Inc. The following is a summary of the changes in the investment. The following table shows the change in the investment.

	2013	2012
	$	$
Beginning balance	41,317	16,891
Share of comprehensive income	19,052	24,804
Foreign exchange adjustment	(8)	(378)

Ending balance	60,361	41,317

Total investment balance

	2013	2012
	$	$
Regional Tire Distributors (Atlantic) Inc.	—	989,119
Tire Hotel Inc.	60,361	41,317

Total investment	60,361	1,030,436

Equity accounted income

	2013	2012
	$	$
Regional Tire Distributors (Atlantic) Inc.	87,619	404,685
Tire Hotel Inc.	19,052	24,804
Tirecraft Eastern Canada Ltd.	(50)	(50)

Total investment	106,621	429,439

8. Property, plant and equipment

	2013
	Cost	Accumulated amortization	Net book value
	$	$	$
Vehicles	14,462	8,402	6,060
Computer equipment	134,426	70,044	64,382
Office equipment	70,270	34,225	36,045
Warehouse equipment	864,144	246,035	618,109
Leasehold improvements	404,545	135,725	268,820

	1,487,847	494,431	993,416

Regional Tire Distributors Inc.

Notes to the consolidated financial statements

January 31, 2013 and 2012

(Presented in United States Dollars)

	2012
	Cost	Accumulated amortization	Net book value
	$	$	$
Vehicles	13,190	5,356	7,834
Computer equipment	66,637	34,568	32,069
Office equipment	64,053	23,215	40,838
Warehouse equipment	413,147	102,947	310,200
Leasehold improvements	213,917	56,823	157,094

	770,944	222,909	548,035

Depreciation expense for the year ended January 31, 2013 was $189,829 (2012—$119,849).

9. Intangible assets

	2013
	Cost	Accumulated amortization	Net book value
	$	$	$
Customer relationships	6,984,530	286,865	6,697,665
Tradename	598,674	42,762	555,912

	7,583,204	329,627	7,253,577

The weighted average life of intangible assets is 11.6 years.

Amortization expense for the year ended January 31, 2013 was $331,084 (2012). The estimated aggregate amortization expense of intangible assets, as of January 31, 2013, in each of the next five years is expected to be as follows:

$
2014	667,569
2015	667,569
2016	667,569
2017	667,569
2018	667,569

10. Bank indebtedness

	2013	2012
	$	$
Regional Tire Distributors (Atlantic) Inc.:
Royal Bank of Canada, variable rate loan bearing interest at prime plus 1.0%. Balance is payable on demand.	2,461,136	—

	2,461,136	—

Regional Tire Distributors Inc.

Notes to the consolidated financial statements

January 31, 2013 and 2012

(Presented in United States Dollars)

Regional Tire Distributors Inc.

The Company has a revolving demand facility of $4,589,834 ($4,600,000 Canadian dollars) of which $nil was drawn upon at January 31, 2013 (2012—$nil). The revolving facility bears interest at prime plus 0.95%. Borrowings under the facility cannot exceed 75% of accounts receivable less potential prior ranking claims. This facility is secured by a first ranking security interest in all personal property of the Company and a $3,492,265 ($3,500,000 Canadian dollars) guarantee and postponement of claim by Regional Tire Distributors (Atlantic) Inc.

Regional Tire Distributors (Atlantic) Inc.

Regional Tire Distributors (Atlantic) Inc. has a revolving demand facility of $2,993,370 ($3,000,000 Canadian dollars) of which $2,461,136 was drawn upon at January 31, 2013 and another revolving demand facility of $1,746,133 ($1,750,000 Canadian dollars) of which $nil was drawn upon at January 31, 2013. The latter facility is available June 30 to December 20 of each year. The revolving facilities bear interest at prime plus 1.0%. Borrowings under the facility cannot exceed the aggregate of 75% of accounts receivable less potential prior ranking claims and 50% of the lesser of cost or net realizable value of unencumbered inventory to a maximum of $1,995,580 ($2,000, 000 Canadian dollars) increasing to $2,993,370 ($3,000,000 Canadian dollars) for the period of June 30th to December 20th inclusive in each year. These facilities are secured by a first ranking security interest in all personal property of the Regional Tire Distributors (Atlantic) Inc.

11.	Long-term debt

	2013	2012
	$	$
Regional Tire Distributors Inc.:
Royal Bank of Canada, variable rate loan bearing interest at prime plus 1.0%. Balance is repayable in monthly installments of $234,481 ($235,000 Canadian dollars) in December through May of each year.	3,023,304	—

Regional Tire Distributors (Atlantic) Inc.:
Promissory note bearing no interest. Repayable in annual installments of $432,375 ($433,333 Canadian dollars). Balance matures on April 30, 2013.	864,751	—

	3,888,055	—
Current portion	1,839,259	—

	2,048,796	—

Regional Tire Distributors Inc.

The Company has a non-revolving term facility of $3,492,265 ($3,500,000 Canadian dollars), at a rate of prime plus 1%, of which $3,023,304 ($3,030,000 Canadian dollars) has been drawn upon at January 31, 2013 (2012—$nil). The Company is required to make monthly payments on this facility of $234,481 ($235,000 Canadian dollars) in December through May of each year.

The term facility is repayable in full within 30 months of the original drawdown of the facility in August, 2012.

Regional Tire Distributors Inc.

Notes to the consolidated financial statements

January 31, 2013 and 2012

(Presented in United States Dollars)

This facility is secured by a first ranking security interest in all personal property of the Company and a $3,492,265 ($3,500,000 Canadian dollars) guarantee and postponement of claim by Regional Tire Distributors (Atlantic) Inc.

Principal payments of long-term debt are as follows:

$
2014	1,839,259
2015	2,048,796

3,888,055

12. Share capital

Authorized , unlimited number

Common shares
Class A common shares
Class B common shares
Class A special shares
Class B special shares
Class C special shares

Issued

	2013	2012
	$	$
1,500,000 common shares	1,490,610	1,490,610

13.	Financial instruments

The accounting standard for fair value measurements establishes a framework for measuring fair value that is based on the inputs market participants use to determine the fair value of an asset or liability and establishes a fair value hierarchy to prioritize those inputs. The fair value hierarchy is comprised of three levels that are described below:

•	Level 1—Inputs based on quoted prices in active markets for identical assets or liabilities.

•	Level 2—Inputs other than Level 1 quoted prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

•	Level 3—Unobservable inputs based on little or no market activity and that are significant to the fair value of the assets and liabilities, therefore requiring an entity to develop its own assumptions.

The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company has no assets measured at fair value.

Regional Tire Distributors Inc.

Notes to the consolidated financial statements

January 31, 2013 and 2012

(Presented in United States Dollars)

14. Commitments

The Company is committed to the leases of vehicles, equipment and building premises in Ontario, Nova Scotia and Newfoundland. Future lease payments aggregate $5,446,908 and include the following amounts payable over the next five years:

$
2014	1,566,178
2015	1,437,047
2016	1,168,871
2017	1,015,607
2018	259,205

5,446,908

Rental expense was $1,745,021 for the year ended January 31, 2013 (2012—1,408,845).

15. Income taxes

A reconciliation comparing income taxes calculated at the Canadian statutory rate to the amount provided in the consolidated financial statements is as follows:

	2013	2012
	$	$
Combined federal and provincial statutory income tax rate	26.7%	26.7%

Income before income taxes	8,761,914	4,856,187

Expected income tax provision	2,339,431	1,296,602
Increase (decrease) resulting from:
Effect of items that are not taxable	31,745	5,987
Excess of capital cost allowance for income tax purposes over capital asset amortization for accounting purposes	63,695	6,159
Non-taxable gain on acquisition	(520,885)	—
Non-taxable investment equity pickup	(27,317)	(114,457)
Other	(83,560)	(6,884)

	1,803,109	1,187,407

Deferred income tax recovery	(52,410)	—
Current income tax expense	1,855,519	1,187,407

Total	1,803,109	1,187,407

Regional Tire Distributors Inc.

Notes to the consolidated financial statements

January 31, 2013 and 2012

(Presented in United States Dollars)

An analysis of the deferred income tax liability is as follows:

	2013	2012
	$	$
Deferred tax liabilities:
Intangible assets	1,924,253	—
Property, plant and equipment	7,121	—

	1,931,374	—

16. Acquisition of Regional Tire Distributors (Atlantic) Inc.

On August 3, 2012, the Company acquired an additional 55% share ownership in Atlantic bringing the total share ownership to 93%. Atlantic is a wholesale tire distributor in Eastern Canada. The total purchase price was $4,993,000 ($5,000,000 Canadian dollars). There were also acquisition-related costs incurred of $92,211 ($92,340 Canadian dollars). This acquisition was completed in order to increase the Company’s presence in eastern Canada.

As discussed in Note 7, the Company held a 38% interest in Atlantic prior to the acquisition. This share investment was accounted for under the equity method. The Company recognized a gain before income taxes of $2,033,068 as a result of measuring at fair value its equity investment in Atlantic before the business combination. The fair value of the equity investment was determined by the implied purchase price of Atlantic based on the $5,000,000 Canadian dollar purchase price for 55% of Atlantic less a 10% minority discount resulting in a fair value of $3,104,700 ($3,109,100 Canadian dollars).

The allocation of the purchase price for accounting purposes was as follows:

$
Accounts receivable (net of allowance for doubtful accounts of $80,449)	2,316,856
Inventories	9,543,602
Prepaid expenses	107,578
Property, plant and equipment	310,769
Customer relationships	6,890,300
Tradename	599,200
Bank indebtedness	(2,520,486)
Accounts payable and accrued liabilities	(6,523,176)
Note payable	(1,913,337)
Long-term debt (including current portion)	(865,453)
Income taxes payable	(85,839)
Deferred tax liabilities	(1,984,718)

Total identifiable net assets	5,875,296
Goodwill	2,730,804

Total	8,606,100

Total cash consideration paid to vendor	4,993,000
Fair value of previously held equity interest	3,104,700
Fair value of non-controlling interest	508,400

Total	8,606,100

Regional Tire Distributors Inc.

Notes to the consolidated financial statements

January 31, 2013 and 2012

(Presented in United States Dollars)

The goodwill on the acquisition arose as a result of the value of the assembled workforce and the combined strategic value to our growth plan. The goodwill arising from the acquisition is not deductible for tax purposes.

The revenue and net earnings of the acquiree since the acquisition date included in the consolidated statement of income and comprehensive income for the period ending January 31, 2013 was $22,839,194 and $1,349,166 respectively.

The revenue and net earnings for the Company and Atlantic combined for the year ending January 31, 2013 as though the acquisition date for the business combination was February 1, 2012, would have been $127,298,611 and $6,768,349 respectively. The net earnings have been adjusted for the pro forma amortization of intangible assets of $331,084.

The purchase agreement contains a clause that if within five years of the closing date, the Company enters into an agreement to sell the shares of Atlantic, directly or indirectly, and if the transaction is successfully completed, the Company is required to pay additional consideration to the seller. The payment is determined based on a predetermined formula mainly driven by the increase in value of Atlantic in the subsequent purchase. The Company has determined the fair value of this subsequent payment clause on August 3, 2012 to be nominal.

17. Subsequent events

On March 22, 2013, the Company entered into a purchase and sale agreement with TriCan Tire Distributors Inc. to sell 100% of the common shares of the Company. The transaction is expected to close April 30, 2013. Events have been evaluated to April 25, 2013, which is the date the financial statements are issued.

INDEPENDENT AUDITOR’S REPORT

To the Shareholder of Triwest Trading (Canada) Ltd.

Report on the Financial Statements

We have audited the accompanying financial statements of Triwest Trading (Canada) Ltd., which comprise the balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010 and the statements of income, retained earnings and cash flows for the years ended December 31, 2011, December 31, 2010 and December 31, 2009, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Canadian accounting standards for private enterprises, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Triwest Trading (Canada) Ltd. as at December 31, 2011, December 31, 2010 and January 1, 2010, and the results of its operations and its cash flows for the years ended December 31, 2011, December 31, 2010 and December 31, 2009 in accordance with Canadian accounting standards for private enterprises.

/s/ Kouri Berezan Heinrichs

Edmonton, Alberta

January 7, 2013	Chartered Accountants

TRIWEST TRADING (CANADA) LTD.

Balance Sheet

December 31, 2011

(In Canadian Dollars)

	December 31, 2011	December 31, 2010	January 1, 2010 and December 31, 2009
ASSETS
CURRENT:
Accounts receivable (Note 4)	$23,098,940	$19,751,076	$16,452,887
Inventory	38,396,801	26,537,290	17,475,387
Prepaid expenses and sundry assets	371,507	318,607	214,964

	61,867,248	46,606,973	34,143,238
PROPERTY, PLANT AND EQUIPMENT (Note 5)	1,042,459	694,735	568,798
LONG TERM INVESTMENTS (Note 6)	53,631	53,631	53,631

	$62,963,338	$47,355,339	$34,765,667

LIABILITIES
CURRENT:
Bank indebtedness (Note 7)	$12,930,771	$9,047,206	$3,756,128
Accounts payable and accrued liabilities	22,105,364	18,482,230	14,866,476
Income taxes payable	860,052	645,025	1,528,049
Current portion of long term debt (Note 8)	613,307	600,000	600,000
Current portion of promissory note (Note 10)	—	381,465	381,465

	36,509,494	29,155,926	21,132,118

LONG TERM DEBT (Note 8)	1,004,665	1,500,000	2,100,000
DUE TO SHAREHOLDER (Note 9)	19,448,580	11,868,580	7,410,925
PROMISSORY NOTE (Note 10)	—	—	381,465

	56,962,739	42,524,506	31,024,508

SHAREHOLDER’S EQUITY
Share capital (Note 11)	100	100	100
Retained earnings	6,000,499	4,830,733	3,741,059

	6,000,599	4,830,833	3,741,159

	$62,963,338	$47,355,339	$34,765,667

CONTINGENT LIABILITY (Note 12)     LEASE COMMITMENTS (Note 13)     SUBSEQUENT EVENTS (Note 14)

TRIWEST TRADING (CANADA) LTD.

Statements of Income

Years Ended December 31, 2011, 2010 and 2009

(In Canadian Dollars)

	2011	2010	2009
SALES	$181,777,897	$138,411,203	$102,100,454
COST OF SALES	147,632,991	112,834,960	83,641,770
EXPENSES
Advertising and promotion	325,299	215,957	189,759
Amortization	298,721	212,709	184,493
Automotive	370,820	328,302	332,735
Bad debts	348,494	789,716	535,280
Business taxes, licenses and memberships	295,279	279,564	237,853
Insurance	324,899	291,493	225,974
Interest and bank charges (Note 9)	2,519,749	1,038,512	607,357
Interest on long term debt	269,869	369,425	182,502
Office	538,943	623,912	441,156
Professional fees	78,238	51,964	105,383
Rent	3,797,834	2,986,407	1,998,584
Repairs and maintenance	336,782	222,964	183,107
Salaries and benefits	11,491,002	9,157,519	6,365,256
Shipping and warehouse	263,278	179,543	138,473
Sub-contracts	84,371	30,328	61,245
Travel	927,025	509,164	717,966
Utilities	578,217	510,947	393,854

	22,848,820	17,798,426	12,900,977

INCOME FROM OPERATIONS	11,296,086	7,777,817	5,557,707

OTHER INCOME
Gain (loss) on disposal of equipment	2,171	175	(3,730)

INCOME BEFORE INCOME TAXES	11,298,257	7,777,992	5,553,977
INCOME TAX EXPENSE	3,128,491	2,288,318	1,608,616

NET INCOME	$8,169,766	$5,489,674	$3,945,361

TRIWEST TRADING (CANADA) LTD.

Statement of Retained Earnings

Years ended December 31, 2011, 2010 and 2009

(In Canadian Dollars)

	2011	2010	2009
RETAINED EARNINGS—BEGINNING OF YEAR	$4,830,733	$3,741,059	$2,795,698
NET INCOME FOR THE YEAR	8,169,766	5,489,674	3,945,361

	13,000,499	9,230,733	6,741,059
DIVIDENDS	(7,000,000)	(4,400,000)	(3,000,000)

RETAINED EARNINGS—END OF YEAR	$6,000,499	$4,830,733	$3,741,059

TRIWEST TRADING (CANADA) LTD.

Statements of Cash Flows

Years Ended December 31, 2011, 2010 and 2009

(In Canadian Dollars)

	2011	2010	2009
OPERATING ACTIVITIES
Net income	$8,169,766	$5,489,674	$3,945,361
Amortization	298,721	212,709	184,493
Loss (gain) on disposal of equipment	(2,171)	(175)	3,730
Accounts receivable	(3,347,864)	(3,298,189)	(6,931,196)
Inventory	(11,859,511)	(9,061,903)	(7,133,290)
Accounts payable and accrued liabilities	3,623,132	3,615,754	6,239,274
Income taxes	215,027	(883,024)	919,165
Prepaid expenses and sundry assets	(52,900)	(103,643)	(132,028)

Cash flow used by operating activities	(2,955,800)	(4,028,797)	(2,904,491)

INVESTING ACTIVITIES
Purchase of equipment	(670,573)	(346,347)	(400,606)
Proceeds on disposal of equipment	26,301	7,875	9,924

Cash flow used by investing activities	(644,272)	(338,472)	(390,682)

FINANCING ACTIVITIES
Dividends paid	(7,000,000)	(4,400,000)	(3,000,000)
Bank indebtedness	3,883,565	5,291,078	(906,753)
Advances from shareholder	7,580,000	4,457,656	4,828,391
Proceeds from long term financing	121,136	—	3,000,000
Repayment of long term debt	(603,164)	(600,000)	(300,000)
Repayment of promissory note	(381,465)	(381,465)	(326,465)

Cash flow from financing activities	3,600,072	4,367,269	3,295,173

INCREASE IN CASH FLOW	—	—	—
Cash—beginning of year	—	—	—

CASH—END OF YEAR	$—	$—	$—

TRIWEST TRADING (CANADA) LTD.

Notes to Financial Statements

Year Ended December 31, 2011

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

These financial statements have been prepared in accordance with Canadian accounting standards for private enterprises. Any measurement differences between these standards and U.S. Generally Accepted Accounting Principles as they apply to Triwest are not material.

Measurement uncertainty

The financial statements have been prepared by management in accordance with Canadian accounting standards for private enterprises. The precise value of many assets and liabilities is dependent on future events. As a result, the preparation of financial statements for a period involves the use of approximations which have been made using careful judgment. Actual results could differ from those approximations. The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

Financial instruments

Measurement of financial instruments

The entity initially measures its financial assets and liabilities at fair value, except for certain non arm’s length transactions. The entity subsequently measures all its financial assets and financial liabilities at amortized cost. Financial assets measured at amortized cost include accounts receivable and long term investments. Financial liabilities measured at amortized cost include the bank indebtedness, accounts payable and accrued liabilities, long term debt, promissory note and due to shareholder.

Impairment

Financial assets measured at cost are tested for impairment when there are indicators of impairment. The amount of the write down is recognized in net income. The previously recognized impairment loss may be reversed to the extent of the improvement, directly or by adjusting the allowance account, provided it is no greater than the amount that would have been reported at the date of the reversal had the impairment not been recognized previously. The amount of the reversal is recognized in net income.

Transaction costs

The entity recognizes its transaction costs in net income in the period incurred. However, financial instruments that will not be subsequently measured at fair value are adjusted by the transaction costs that are directly attributable to their origination, issuance or assumption.

Inventory

Inventory is valued at the lower of cost and net realizable value with cost being determined on the first in first out cost basis.

Supplier rebates and discounts are recognized when the vendor has applied them to the company’s account.

TRIWEST TRADING (CANADA) LTD.

Notes to Financial Statements

Year Ended December 31, 2011

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated amortization. Property, plant and equipment are amortized over their estimated useful lives at the following rates and methods:

Warehouse equipment	20%	declining balance method
Motor vehicles	30%	declining balance method
Computer equipment	30%	declining balance method
Office equipment	20%	declining balance method
Leasehold improvements	5 years	straight line method

Long term investments

Long term investments are stated at cost. The investments are reduced to reflect any permanent impairment in value.

Future income taxes

Income taxes are reported using the future income tax method. Current income tax expense is the estimated income taxes payable for the current year after any refunds or the use of losses incurred in previous years. Future income taxes reflect:

•	the temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes;

•	the benefit of unutilized tax losses that will more likely than not be realized and carried forward to future years to reduce income taxes.

Future income taxes are estimated using the rates enacted by tax law and those substantively enacted for the years in which future income tax assets are likely to be realized, or future income tax liabilities settled. The effect of a change in tax rates on future income tax assets and liabilities is included in earnings in the period when the change is substantively enacted.

Foreign currency translation

Assets, liabilities, revenues and expenses have been translated to the currency of Canada using the following exchange rates:

i.	Cash, accounts receivable and accounts payable and accrued liabilities—at the rate in effect on the balance sheet date;

ii.	Inventory—at the average rate in effect during the period; and

iii.	Revenues and expenses—at the average rate in effect during the period.

Gains and losses on translation are included in income.

TRIWEST TRADING (CANADA) LTD.

Notes to Financial Statements

Year Ended December 31, 2011

Revenue recognition

Sales are recognized when the products are shipped and title passes to the customer.

2. FIRST TIME ADOPTION OF CANADIAN ACCOUNTING STANDARDS FOR PRIVATE ENTERPRISES

During the year the company adopted Canadian accounting standards for private enterprises. These financial statements are the first prepared in accordance with these standards. The adoption of these standards did not require restatement of the balance sheet, income statement or opening retained earnings as there were no accounting changes.

3. FINANCIAL INSTRUMENTS

The company is exposed to various risks through its financial instruments. The following analysis provides a measure of the company’s risk exposure and concentrations at the balance sheet date.

Credit Risk

Credit risk arises from the potential that a counter party will fail to perform its obligations. The company is exposed to credit risk from customers. An allowance for doubtful accounts is established based upon factors surrounding the credit risk of specific accounts, historical trends and other information. The company has a significant number of customers which minimizes concentration of credit risk.

Currency Risk

Currency risk is the risk to the company’s earnings that arise from fluctuations of foreign exchange rates and the degree of volatility of these rates. The company is exposed to foreign currency exchange risks on cash and accounts payable held in U.S. dollars because it purchases inventory in U.S. dollars. This risk is mitigated by the company maintaining a U.S. dollar bank account and purchasing futures regarding U.S. cash.

Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in the interest rates. In seeking to minimize the risks from interest rate fluctuations, the company manages exposure through its normal operating and financing activities. The company is exposed to interest rate risk primarily through fluctuations in the bank’s prime rate on its operating line of credit as reported in Note 7.

Commodity Risk

The company is exposed to fluctuations in commodity prices for fuel and oil which impact freight costs. Commodity prices are affected by many factors including supply, demand and the Canadian to U.S. dollar exchange rate. The company had no financial hedges or price commodity contracts in place at year end.

Liquidity Risk

The company’s exposure to liquidity risk is dependent on the sale of inventory, collection of accounts receivable, purchasing commitments and obligations or raising of funds to meet commitments and sustain operations. The company controls liquidity risk by management of working capital, cash flows and the availability of borrowing facilities.

TRIWEST TRADING (CANADA) LTD.

Notes to Financial Statements

Year Ended December 31, 2011

4. ACCOUNTS RECEIVABLE

	2011	2010	2009
Accounts receivable	$24,415,820	$21,117,246	$17,272,544
Allowance for doubtful accounts	(1,316,880)	(1,366,170)	(819,657)

	$23,098,940	$19,751,076	$16,452,887

5. PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated amortization	2011 net book value
Warehouse equipment	$1,052,357	$421,160	$631,197
Motor vehicles	285,411	209,002	76,409
Computer equipment	650,747	548,158	102,589
Office equipment	163,986	116,076	47,910
Leasehold improvements	301,877	117,523	184,354

	$2,454,378	$1,411,919	$1,042,459

	Cost	Accumulated amortization	2010 net book value
Warehouse equipment	$707,357	$266,881	$440,476
Motor vehicles	236,582	180,920	55,662
Computer equipment	602,135	504,186	97,949
Office equipment	138,972	104,098	34,874
Leasehold improvements	132,473	66,699	65,774

	$1,817,519	$1,122,784	$694,735

	Cost	Accumulated amortization	2009 net book value
Warehouse equipment	$444,921	$159,070	$285,851
Motor vehicles	224,832	157,063	67,769
Computer equipment	601,059	462,209	138,850
Office equipment	118,841	95,378	23,463
Leasehold improvements	93,070	40,205	52,865

	$1,482,723	$913,925	$568,798

6. LONG TERM INVESTMENTS

The investment consists of shares and debentures in a U.S. private company which acts as a buying group for the purchase of tires by wholesale distributors. The investment does not represent a significant influence in the company and accordingly is recorded at cost. Interest is paid annually on the debentures at a rate of 9%. The purchase of the debenture is a requirement of utilizing the purchasing services of the buying group. The debentures are redeemable at the option of the issuer at any time at an amount equal to the issue price plus any accrued interest. No changes in the investment occurred during the year and the current market value is unavailable.

TRIWEST TRADING (CANADA) LTD.

Notes to Financial Statements

Year Ended December 31, 2011

7. BANK INDEBTEDNESS

The company has an authorized line of credit in the amount of $25,000,000 (2010—$20,000,000 and 2009—$10,000,000) renewed annually. The line of credit bears interest at bank prime rate plus 1.25%, is secured by a general security agreement, a general assignment of book debts, inventory, assignment of insurance and assignments and postponements by Fab Five Ltd., 1274942 Alberta Ltd. and 1279156 Alberta Inc.

The company is required to meet certain financial covenants under its lending agreement with the bank. The company is in compliance with these covenants.

8. LONG TERM DEBT

	2011	2010	2009
BDC loan, bearing interest at 14.7% per annum, payable in monthly payments of $50,000 plus interest, due May 15, 2014	$1,500,000	$2,100,000	$2,700,000

Morguard Investments loan, bearing interest at 8% per annum, payable in monthly blended payments of $1,855, due November 1, 2018, secured by specific equipment with a net book value of $85,760	117,972	—	—

	1,617,972	2,100,000	2,700,000
Amounts payable within one year	(613,307)	(600,000)	(600,000)

	$1,004,665	$1,500,000	$2,100,000

Principal repayment terms are approximately:

2012	$613,307
2013	614,411
2014	315,607
2015	16,902
2016	18,305
Thereafter	39,440

$1,617,972

The BDC loan is secured by a general security agreement, an assignment and postponement of loans to the shareholder, personal guarantees from two directors for the full amount of the loan, an assignment of a life insurance policy on one of the directors and an assignment of all after acquired intangible and tangible assets relating to the company’s operations in the province of Quebec. The guarantees are provided without charge.

The company is required to meet certain financial covenants under its lending agreement with the BDC. The company was in compliance with these covenants.

9. DUE TO SHAREHOLDER

The amount due to shareholder bears interest at 12% per annum, has no fixed terms of repayment and is unsecured. The shareholder has agreed to provide twelve months written notice prior to calling the loan balance, and accordingly all has been classified as long term. During the year interest was paid on the shareholder loan in the amount of $2,133,220 (2010—$1,022,894 and 2009—$505,438).

TRIWEST TRADING (CANADA) LTD.

Notes to Financial Statements

Year Ended December 31, 2011

10. PROMISSORY NOTE

The promissory note is non-interest bearing and is secured by a general security agreement covering all of the assets of the company. The balance was repaid in 2011.

11. SHARE CAPITAL

Authorized:

Unlimited         Common voting shares

Unlimited         Non-voting, redeemable, retractable preferred shares

Issued	2011	2010	2009
10,000 Common shares	$100	$100	$100

12. CONTINGENT LIABILITY

The bank provides letters of credit to guarantee the vendor payables for imported inventory. These letters of credit are limited to $4,000,000 and are secured by the same items listed in Note 7. As of December 31, 2011 the company has utilized $361,527 (2010—$92,854 and 2009—$290,140) of the available limit.

13. LEASE COMMITMENTS

The company has several long term leases with respect to its premises. The leases contain renewal options and provide for payment of utilities, property taxes and maintenance costs. Future minimum lease payments as at December 31, 2011 are as follows:

2012	$2,470,797
2013	2,381,098
2014	2,297,746
2015	2,136,780
2016	1,249,699
Thereafter	2,231,858

$12,767,978

14. SUBSEQUENT EVENTS

Subsequent to year end the company finalized a lease agreement with a company related through common ownership. The company has agreed to lease premises in Quebec City for monthly payments of $24,250 plus operating costs and relevant sales tax until June 30, 2015 and then $27,556 plus operating costs and relevant sales tax until the expiry of the agreement on June 30, 2020. This lease is not reflected in Note 13 above.

On November 20, 2012, the company’s term loan with BDC as described in Note 8 was paid in full. The principal outstanding on that date was $950,000 and bonus interest and early payout penalty paid in accordance with the terms of the loan was $839,807.

TRIWEST TRADING (CANADA) LTD.

Notes to Financial Statements

Year Ended December 31, 2011

On November 30, 2012, the common shares of the company were purchased by ATD Acquisition Co. V Inc. (“Canada Acquisition”), a newly formed direct wholly-owned Canadian subsidiary of American Tire Distributors, Inc. (“ATDI”), a direct wholly-owned subsidiary of American Tire Distributors Holdings, Inc. (“Holdings”). Proceeds of the sale included payment of all shareholder loans.

In connection with the acquisition on November 30, 2012, Holdings amended and restated its credit facility (as amended and restated, the “Sixth Amended and Restated Credit Agreement”) in order to provide for borrowings under the agreement by Canada Acquisition (the “Canadian Tranche”). The Canadian Tranche provides for revolving loans available only to Canada Acquisition in an aggregate amount equal to $60.0 million, subject to a Canadian borrowing base. The maturity date for the Canadian Tranche is November 16, 2017 or March 1, 2017 as determined by the outstanding aggregate principal amount of ATDI’s Senior Secured Notes on March 1, 2017. Holdings is a guarantor of Canada Acquisition’s obligations under the Canadian Tranche.

On November 30, 2012 the company ended its distribution relationship with one of its suppliers and paid all obligations due to the supplier totaling approximately $4.8 million.

15. RELATED PARTY TRANSACTIONS

Included in cost of sales is $3,686,543 (2010—$nil and 2009—$nil) of freight expense to a related company. Of this amount, $447,784 is included in accounts payable and accrued liabilities. This company is related by virtue of common shareholders. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

16. COMPARATIVE FIGURES

Some of the comparative figures have been reclassified to conform to the current year presentation

TRIWEST TRADING (CANADA) LTD.

Balance Sheets

In Canadian Dollars

(Unaudited)

	September 30, 2012	December 31, 2011
ASSETS
CURRENT:
Accounts receivable (Note 3)	$24,089,088	$23,098,940
Inventory	72,690,650	38,396,801
Prepaid expenses and sundry assets	750,000	371,507

	97,529,738	61,867,248
PROPERTY, PLANT AND EQUIPMENT (Note 4)	1,241,678	1,042,459
LONG TERM INVESTMENTS (Note 5)	53,631	53,631

	$98,825,047	$62,963,338

LIABILITIES
CURRENT:
Bank indebtedness (Note 6)	$17,774,320	$12,930,771
Accounts payable and accrued liabilities	48,551,377	22,105,364
Income taxes payable	154,140	860,052
Current portion of long term debt (Note 7)	600,000	613,307

	67,079,837	36,509,494
LONG TERM DEBT (Note 7)	450,000	1,004,665
DUE TO SHAREHOLDER (Note 8)	18,868,580	19,448,580

	86,398,417	56,962,739

SHAREHOLDER’S EQUITY
Share capital (Note 9)	100	100
Retained earnings	12,426,530	6,000,499

	12,426,630	6,000,599

	$98,825,047	$62,963,338

CONTINGENT LIABILITY (Note 10)
LEASE COMMITMENTS (Note 11)
SUBSEQUENT EVENTS (Note 13)

TRIWEST TRADING (CANADA) LTD.

Statements of Income

In Canadian Dollars

(Unaudited)

	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011
SALES	$122,293,422	$108,962,669
COST OF SALES	97,352,124	88,296,456
EXPENSES
Advertising and promotion	291,665	167,219
Amortization	231,413	163,318
Automotive	243,596	268,628
Bad Debts	(291,836)	70,384
Business taxes, licenses and memberships	202,610	239,102
Insurance	225,347	235,173
Interest and bank charges (Note 8)	2,069,602	1,496,431
Interest on long term debt	4,611	—
Office	402,567	385,276
Professional fees	55,442	25,418
Rent	3,068,723	2,811,932
Repairs and maintenance	225,626	235,003
Salaries and benefits	7,951,347	6,849,156
Shipping and warehouse	164,885	175,710
Sub-contracts	75,343	47,534
Travel	680,972	581,834
Utilities	435,991	424,424

	16,037,904	14,176,542

INCOME FROM OPERATIONS	8,903,394	6,489,671
OTHER INCOME
Gain (loss) on disposal of equipment	22,127	(122)

INCOME BEFORE INCOME TAXES	8,925,521	6,489,549
INCOME TAX EXPENSE	2,499,490	1,819,809

NET INCOME	$6,426,031	$4,669,740

TRIWEST TRADING (CANADA) LTD.

Statement of Retained Earnings

In Canadian Dollars

(Unaudited)

2012
RETAINED EARNINGS—DECEMBER 31, 2011	$6,000,499
NET INCOME FOR THE NINE MONTHS OF 2012	6,426,031

12,426,530
DIVIDENDS	—

RETAINED EARNINGS—SEPTEMBER 30, 2012	$12,426,530

TRIWEST TRADING (CANADA) LTD.

Statements of Cash Flows

In Canadian Dollars

(Unaudited)

	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011
OPERATING ACTIVITIES
Net income	$6,426,031	$4,669,740
Amortization	231,413	163,318
(Gain) loss on disposal of equipment	(22,127)	122
Accounts receivable	(990,148)	(3,284,955)
Inventory	(34,293,849)	(35,588,117)
Accounts payable and accrued liabilities	26,446,013	27,128,041
Income taxes	(705,912)	(521,987)
Prepaid expenses and sundry assets	(378,494)	(78,955)

Cash flow used by operating activities	(3,287,073)	(7,512,793)

INVESTING ACTIVITIES
Purchase of equipment	(443,940)	(403,066)
Proceeds on disposal of equipment	35,436	19,825

Cash flow used by investing activities	(408,504)	(383,241)

FINANCING ACTIVITIES
Bank indebtedness	4,843,549	8,346,034
Repayment of shareholder loan	(580,000)	—
Repayment of long term debt	(567,972)	(450,000)

Cash flow from financing activities	3,695,577	7,896,034

INCREASE IN CASH FLOW	—	—
Cash—beginning of period	—	—

CASH—END OF PERIOD	$—	$—

TRIWEST TRADING (CANADA) LTD.

Notes to Financial Statements

(Unaudited)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

These financial statements have been prepared in accordance with Canadian accounting standards for private enterprises (“Canadian GAAP”). Any measurement differences in accounting principles between Canadian GAAP and U.S. Generally Accepted Accounting Principles as they apply to Triwest are not material.

Measurement uncertainty

The financial statements have been prepared by management in accordance with Canadian accounting standards for private enterprises. The precise value of many assets and liabilities is dependent on future events. As a result, the preparation of financial statements for a period involves the use of approximations which have been made using careful judgment. Actual results could differ from those approximations. The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

Financial instruments

Measurement of financial instruments

The entity initially measures its financial assets and liabilities at fair value, except for certain non arm’s length transactions. The entity subsequently measures all its financial assets and financial liabilities at amortized cost. Financial assets measured at amortized cost include accounts receivable and long term investments. Financial liabilities measured at amortized cost include the bank indebtedness, accounts payable and accrued liabilities, long term debt, and due to shareholder.

Impairment

Financial assets measured at cost are tested for impairment when there are indicators of impairment. The amount of the write down is recognized in net income. The previously recognized impairment loss may be reversed to the extent of the improvement, directly or by adjusting the allowance account, provided it is no greater than the amount that would have been reported at the date of the reversal had the impairment not been recognized previously. The amount of the reversal is recognized in net income.

Transaction costs

The entity recognizes its transaction costs in net income in the period incurred. However, financial instruments that will not be subsequently measured at fair value are adjusted by the transaction costs that are directly attributable to their origination, issuance or assumption.

Inventory

Inventory is valued at the lower of cost and net realizable value with cost being determined on the first in first out cost basis.

Supplier rebates and discounts are recognized when the vendor has applied them to the company’s account.

TRIWEST TRADING (CANADA) LTD.

Notes to Financial Statements

(Unaudited)

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated amortization. Property, plant and equipment are amortized over their estimated useful lives at the following rates and methods:

Warehouse equipment	20%	declining balance method
Motor vehicles	30%	declining balance method
Computer equipment	30%	declining balance method
Office equipment	20%	declining balance method
Leasehold improvements	5 years	straight line method

Long term investments

Long term investments are stated at cost. The investments are reduced to reflect any permanent impairment in value.

Future income taxes

Income taxes are reported using the future income tax method. Current income tax expense is the estimated income taxes payable for the current year after any refunds or the use of losses incurred in previous years. Future income taxes reflect:

•	the temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes;

•	the benefit of unutilized tax losses that will more likely than not be realized and carried forward to future years to reduce income taxes.

Future income taxes are estimated using the rates enacted by tax law and those substantively enacted for the years in which future income taxes assets are likely to be realized, or future income tax liabilities settled. The effect of a change in tax rates on future income tax assets and liabilities is included in earnings in the period when the change is substantively enacted.

Foreign currency translation

Assets, liabilities, revenues and expenses have been translated to the currency of Canada using the following exchange rates:

i.	Cash, accounts receivable and accounts payable and accrued liabilities—at the rate in effect on the balance sheet date;

ii.	Inventory—at the average rate in effect during the period; and

iii.	Revenues and expenses—at the average rate in effect during the period.

Gains and losses on translation are included in income.

Revenue recognition

Sales are recognized when the products are shipped and title passes to the customer.

TRIWEST TRADING (CANADA) LTD.

Notes to Financial Statements

(Unaudited)

2. FINANCIAL INSTRUMENTS

The company is exposed to various risks through its financial instruments. The following analysis provides a measure of the company’s risk exposure and concentrations at the balance sheet date.

Credit Risk

Credit risk arises from the potential that a counter party will fail to perform its obligations. The company is exposed to credit risk from customers. An allowance for doubtful accounts is established based upon factors surrounding the credit risk of specific accounts, historical trends and other information. The company has a significant number of customers which minimizes concentration of credit risk.

Currency Risk

Currency risk is the risk to the company’s earnings that arise from fluctuations of foreign exchange rates and the degree of volatility of these rates. The company is exposed to foreign currency exchange risks on cash and accounts payable held in U.S. dollars because it purchases inventory in U.S. dollars. This risk is mitigated by the company maintaining a U.S. dollar bank account and purchasing futures regarding U.S. cash.

Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in the interest rates. In seeking to minimize the risks from interest rate fluctuations, the company manages exposure through its normal operating and financing activities. The company is exposed to interest rate risk primarily through fluctuations in the bank’s prime rate on its operating line of credit as reported in Note 7.

Commodity Risk

The company is exposed to fluctuations in commodity prices for fuel and oil which impact freight costs. Commodity prices are affected by many factors including supply, demand and the Canadian to U.S. dollar exchange rate. The company had no financial hedges or price commodity contracts in place at September 30, 2012.

Liquidity Risk

The company’s exposure to liquidity risk is dependent on the sale of inventory, collection of accounts receivable, purchasing commitments and obligations or raising of funds to meet commitments and sustain operations. The company controls liquidity risk by management of working capital, cash flows and the availability of borrowing facilities.

3. ACCOUNTS RECEIVABLE

	September 30, 2012	December 31, 2011
Accounts receivable	$24,908,081	$24,415,820
Allowance for doubtful accounts	(818,993)	(1,316,880)

	$24,089,088	$23,098,940

TRIWEST TRADING (CANADA) LTD.

Notes to Financial Statements

(Unaudited)

4. PROPERTY, PLANT AND EQUIPMENT

	September 30, 2012
	Cost	Accumulated amortization	Net book value
Warehouse equipment	$1,339,165	$542,954	$796,211
Motor vehicles	291,660	203,409	88,251
Computer equipment	650,747	568,114	82,633
Office equipment	174,503	124,460	50,043
Leasehold improvements	395,974	171,434	224,540

	$2,852,049	$1,610,371	$1,241,678

	December 31, 2011
	Cost	Accumulated amortization	Net book value
Warehouse equipment	$1,052,357	$421,160	$631,197
Motor vehicles	285,411	209,002	76,409
Computer equipment	650,747	548,158	102,589
Office equipment	163,986	116,076	47,910
Leasehold improvements	301,877	117,523	184,354

	$2,454,378	$1,411,919	$1,042,459

5. LONG TERM INVESTMENTS

The investment consists of shares and debentures in a U.S. private company which acts as a buying group for the purchase of tires by wholesale distributors. The investment does not represent a significant influence in the company and accordingly is recorded at cost. Interest is paid annually on the debentures at a rate of 9%. The purchase of the debenture is a requirement of utilizing the purchasing services of the buying group. The debentures are redeemable at the option of the issuer at any time at an amount equal to the issue price plus any accrued interest. No changes in the investment occurred during the nine months ended September 30, 2012 and the current market value is unavailable.

6. BANK INDEBTEDNESS

The company has an authorized line of credit in the amount of $30,000,000 (2011—$25,000,000) renewed annually. The line of credit bears interest at bank prime rate plus 1.00%, is secured by a general security agreement, a general assignment of book debts, inventory, assignment of insurance and assignments and postponements by Fab Five Ltd., 1274942 Alberta Ltd. and 1279156 Alberta Inc.

The company is required to meet certain financial covenants under its lending agreement with the bank. The company is in compliance with these covenants.

TRIWEST TRADING (CANADA) LTD.

Notes to Financial Statements

(Unaudited)

7. LONG TERM DEBT

	September 30, 2012	December 31, 2011
BDC loan, bearing interest at 14.7% per annum, payable in monthly payments of $50,000 plus interest, due May 15, 2014	$1,050,000	$1,500,000
Morguard Investments loan, bearing interest at 8% per annum, payable in monthly blended payments of $1,855, due November 1, 2018, secured by specific equipment with a net book value of $85,760	—	117,972

	1,050,000	1,617,972
Amounts payable within one year	(600,000)	(613,307)

	450,000	1,004,665

Principal repayment terms are approximately:

2012 (remainder)	$150,000
2013	600,000
2014	300,000
2015	—
2016	—
Thereafter	—

$1,050,000

The BDC loan is secured by a general security agreement, an assignment and postponement of loans to the shareholder, personal guarantees from two directors for the full amount of the loan, an assignment of a life insurance policy on one of the directors and an assignment of all after acquired intangible and tangible assets relating to the company’s operations in the province of Quebec. The guarantees are provided without charge.

The company is required to meet certain financial covenants under its lending agreement with the BDC. The company was in compliance with these covenants.

The Morguard Investments loan was repaid in September 2012.

8. DUE TO SHAREHOLDER

The amount due to shareholder bears interest at 12% per annum, has no fixed terms of repayment and is unsecured. The shareholder has agreed to provide twelve months written notice prior to calling the loan balance, and accordingly all has been classified as long term. During the nine months ended September 30, 2012 and 2011, interest was paid on the shareholder loan in the amount of $1,794,879 and $1,164,915, respectively.

TRIWEST TRADING (CANADA) LTD.

Notes to Financial Statements

(Unaudited)

9. SHARE CAPITAL

Authorized:

Unlimited        Common voting shares

Unlimited        Non-voting, redeemable, retractable preferred shares

Issued		September 30, 2012	December 31, 2011
10,000	Common shares	$100	$100

10. CONTINGENT LIABILITY

The bank provides letters of credit to guarantee the vendor payables for imported inventory. These letters of credit are limited to $4,000,000 and are secured by the same items listed in Note 6. As of September 30, 2012 the company has utilized $151,934.

11. LEASE COMMITMENTS

The company has several long term operating leases with respect to its premises. The leases contain renewal options and provide for payment of utilities, property taxes and maintenance costs. Future minimum lease payments as at September 30, 2012 are as follows:

2012 ( remainder)	$959,339
2013	3,205,984
2014	2,994,877
2015	2,724,050
2016	1,860,622
Thereafter	3,572,070

$15,316,942

12. RELATED PARTY TRANSACTIONS

Included in cost of sales for the nine months ended September 30, 2012 is $3,332,976 ($2,231,904.96 for the nine months ended September 30, 2011) of freight expense to a related company. Of this amount, $276,160 is included in accounts payable and accrued liabilities at September 30, 2012. This company is related by virtue of common shareholders. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

13. SUBSEQUENT EVENTS

On November 20, 2012, the company’s term loan with BDC as described in Note 7 was paid in full. The principal outstanding on that date was $950,000 and bonus interest and early payout penalty paid in accordance with the terms of the loan was $839,807.

On November 30, 2012, the common shares of the company were purchased by ATD Acquisition Co. V Inc. (“Canada Acquisition”), a newly formed direct wholly-owned Canadian subsidiary of American Tire Distributors, Inc. (“ATDI”), a direct wholly-owned subsidiary of American Tire Distributors Holdings, Inc. (“Holdings”). Proceeds of the sale included repayment of all shareholder loans.

TRIWEST TRADING (CANADA) LTD.

Notes to Financial Statements

(Unaudited)

In connection with the acquisition on November 30, 2012, Holdings amended and restated its credit facility (as amended and restated, the “Sixth Amended and Restated Credit Agreement”) in order to provide for borrowings under the agreement by Canada Acquisition (the “Canadian Tranche”). The Canadian Tranche provides for revolving loans available only to Canada Acquisition in an aggregate amount equal to $60.0 million, subject to a Canadian borrowing base. The maturity date for the Canadian Tranche is November 16, 2017 or March 1, 2017 as determined by the outstanding aggregate principal amount of ATDI’s Senior Secured Notes on March 1, 2017. Holdings is a guarantor of Canada Acquisition’s obligations under the Canadian Tranche.

On November 30, 2012 the company ended its distribution relationship with one of its suppliers and paid all obligations due to the supplier totaling approximately $4.8 million.

Through and including                     , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

             Shares

ATD Corporation

Common Stock

P R O S P E C T U S

BofA Merrill Lynch

Deutsche Bank Securities

Goldman, Sachs & Co.

Barclays

J.P. Morgan

UBS Investment Bank

TPG Capital BD, LLC

RBC Capital Markets

SunTrust Robinson Humphrey

                    , 2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except for the SEC registration fee, the FINRA filing fee and the NYSE listing fee.

Item	Amount to be paid
SEC registration fee		$12,880
FINRA filing fee		$15,500
NYSE listing fee		*
Blue sky fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers

Section 102(b)(7) of the General Corporation Law of the State of Delaware (the “DGCL”) enables a corporation to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for liability of directors for unlawful payment of dividends or unlawful stock purchase or redemptions pursuant to Section 174 of the DGCL or (iv) for any transaction from which a director derived an improper personal benefit. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent authorized by the DGCL.

Section 145(a) of the DGCL provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another entity, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that such person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

Section 145(b) of the DGCL provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another entity, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by law. Our bylaws also provide that the indemnification and advancement of expenses provided by, or granted pursuant to the bylaws, are not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of directors or stockholders or otherwise. Section 145(f) of the DGCL further provides that a right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation shall not be eliminated or impaired by an amendment to such provision after the occurrence of the act or omission which is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought.

We have also entered into indemnification agreements with each of our directors. Such agreements generally provide for indemnification by reason of being our director, as the case may be. These agreements are in addition to the indemnification provided by our certificate of incorporation and bylaws.

The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. Please refer to the form of underwriting agreement filed as Exhibit 1.1 hereto.

In connection with our acquisition by investment funds affiliated with TPG Global, LLC (together with its affiliates, “TPG”), we entered into an indemnification agreement pursuant to which we agreed to indemnify TPG, including the TPG funds invested in us and their respective affiliates, against liabilities, costs and expenses incurred by TPG arising out of or in connection with securities offerings, including liabilities under the securities laws, actions or failures to act by us or our affiliates generally, or the performance by TPG of services under the transaction and monitoring fee agreement described above.

We also maintain officers’ and directors’ liability insurance that insures against liabilities that our officers and directors may incur in such capacities. Section 145(g) of the DGCL provides that a corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another entity, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under that section.

Item 15. Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act. No underwriters were involved in any of the following transactions.

Equity Securities

During the year ended December 31, 2011, we issued to directors 100,000 shares of restricted stock. We also granted to certain eligible employees options to purchase 1,900,000 shares of our common stock at a weighted average exercise price of $1.00. These securities were issued without registration in reliance on the exemptions afforded by Section 4(a)(2) of the Securities Act and Rule 701 promulgated thereunder.

During the year ended December 29, 2012, we issued to directors 219,298 shares of restricted stock. We also granted to certain eligible employees options to purchase 2,277,600 shares of our common stock at a weighted average exercise price of $1.14. These securities were issued without registration in reliance on the exemptions afforded by Section 4(a)(2) of the Securities Act and Rule 701 promulgated thereunder. We also issued and sold 50,000,000 shares of common stock to investment funds affiliated with TPG and certain co-investors for aggregate consideration of $60.0 million without registration in reliance on the exemption afforded by Section 4(a)(2) of the Securities Act and Rule 506 promulgated thereunder.

During the year ended December 28, 2013, we granted to certain eligible employees options to purchase 3,500,002 shares of our common stock at a weighted average exercise price of $1.20. These securities were issued without registration in reliance on the exemptions afforded by Section 4(a)(2) of the Securities Act and Rule 701 promulgated thereunder.

Since December 28, 2013, we have issued 133,333 shares of restricted stock to directors. We have also granted to certain eligible employees options to purchase 4,528,833 shares of our common stock at a weighted average exercise price of $1.50. These securities were issued without registration in reliance on the exemptions afforded by Section 4(a)(2) of the Securities Act and Rules 506 and 701 promulgated thereunder. We have also issued and sold 33,333,333 shares of common stock to investment funds affiliated with TPG and certain co-investors for aggregate consideration of $50.0 million without registration in reliance on the exemption afforded by Section 4(a)(2) of the Securities Act and Rule 506 promulgated thereunder.

Debt Securities

On January 31, 2014, American Tire Distributors, Inc. issued an aggregate principal amount of $225.0 million of 11.5% Senior Subordinated Notes (the “Additional Subordinated Notes”), which was issued in connection with the consummation of the acquisition of Hercules Tire Holdings LLC. Interest on the 11.5% Senior Subordinated notes is paid semi-annually in arrears on June 1 and December 1 of each year, commencing on June 1, 2014. The Additional Subordinated Notes will mature on June 1, 2018. The Additional Subordinated Notes may be redeemed at any time at the option of ATDI, in whole or in part, upon not less than 30 nor more than 60 days’ notice at a redemption price of 104.0% of the principal amount if the redemption date occurs between June 1, 2013 and May 31, 2014, 102.0% of the principal amount if the redemption date occurs between June 1, 2014 and May 31, 2015 and 100.0% of the principal amount if the redemption date occurs on June 1, 2015 or thereafter. The Additional Subordinated Notes were offered and sold to qualified institutional buyers pursuant to Rule 144A under the Securities Act or to non-U.S. investors outside the United States in compliance with Regulation S of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

See Exhibit Index following the signature page.

(b) Financial Statement Schedules

See the “Index to Consolidated Financial Statements and Financial Statement Schedules” included in the prospectus, which forms a part of this registration statement.

Item 17. Undertakings

The undersigned Registrant hereby undertakes:

(1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(6) To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Huntersville, North Carolina on September 11, 2014.

ATD CORPORATION

By:	/s/ William E. Berry
Name:	William E. Berry
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ William E. Berry
William E. Berry	Director, President and Chief Executive Officer (Principal Executive Officer)	September 11, 2014

/s/ Jason T. Yaudes
Jason T. Yaudes	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	September 11, 2014

*
James M. Micali	Director	September 11, 2014

*
Kevin Burns	Director	September 11, 2014

*
Peter McGoohan	Director	September 11, 2014

*
W. James Farrell	Director	September 11, 2014

*
Gary M. Kusin	Director	September 11, 2014

*
David Krantz	Director	September 11, 2014

* By:	/s/ J. Michael Gaither
Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Exhibit Title

1.1*	Form of Underwriting Agreement.

2.1	Share Purchase Agreement, dated as of November 30, 2012, by and among ATD Acquisition Co. V Inc., American Tire Distributors, Inc., as parent guarantor, 1278104 Alberta Inc., Triwest Trading (Canada) Ltd., and the shareholders of 1278104 Alberta Inc. party thereto (incorporated by reference to Exhibit 2.2 to American Tire Distributors Holdings, Inc.’s Form 10-Q filed May 10, 2013).

2.2	Share Purchase Agreement, dated as of March 22, 2013, by and among TriCan Tire Distributors Inc., American Tire Distributors, Inc., as parent guarantor, Regional Tire Holdings Inc., Regional Tire Distributors Inc., and the shareholders of Regional Tire Holdings Inc., and Regional Tire Distributors Inc. (incorporated by reference to Exhibit 2.1 to American Tire Distributors Holdings, Inc.’s Form 10-Q filed May 10, 2013).

2.3	Agreement and Plan of Merger, dated as of January 24, 2014, by and among ATD Merger Sub II LLC, American Tire Distributors, Inc., Hercules Tire Holdings LLC and the Equityholders of Hercules Tire Holdings LLC (incorporated by reference to Exhibit 2.1 to American Tire Distributors Holdings, Inc.’s Form 10-Q filed on May 16, 2014).

2.4	Stock Purchase Agreement, dated as of February 17, 2014, by and among American Tire Distributors, Inc. and TTT Holding, Inc. (incorporated by reference to Exhibit 2.2 to American Tire Distributors Holdings, Inc.’s Form 10-Q filed on May 16, 2014).

2.5	Asset Purchase Agreement, dated as of June 27, 2014, by and among Trican Tire Distributors Inc., Regional Tire Distributors (Calgary) Inc. and its shareholders and principals (incorporated by reference to Exhibit 2.3 to American Tire Distributors Holdings, Inc.’s Form 10-Q filed August 15, 2014).

2.6	Asset Purchase Agreement, dated as of June 27, 2014, by and among Trican Tire Distributors Inc., Regional Tire Distributors (Edmonton) Inc. and its shareholders and principals (incorporated by reference to Exhibit 2.4 to American Tire Distributors Holdings, Inc.’s Form 10-Q filed August 15, 2014).

2.7	Asset Purchase Agreement, dated as of June 27, 2014, by and among Trican Tire Distributors Inc., Kirks Tire Ltd. and its shareholders and principals (incorporated by reference to Exhibit 2.2 to American Tire Distributors Holdings, Inc.’s Form 10-Q filed August 15, 2014).

2.8	Asset Purchase Agreement, dated as of June 27, 2014, by and among Trican Tire Distributors Inc., Trail Tire Distributors Ltd. and its shareholders and principals (incorporated by reference to Exhibit 2.5 to American Tire Distributors Holdings, Inc.’s Form 10-Q filed August 15, 2014).

2.9	Asset Purchase Agreement, dated as of June 27, 2014, by and among Trican Tire Distributors Inc., Extreme Wheel Distributors Ltd. and its shareholder and principal (incorporated by reference to Exhibit 2.1 to American Tire Distributors Holdings, Inc.’s Form 10-Q filed August 15, 2014).

3.1**	Restated Certificate of Incorporation of ATD Corporation.

3.2**	Amended and Restated Bylaws of ATD Corporation.

4.1**	Form of Stock Certificate.

4.2	Senior Subordinated Notes Indenture, dated as of May 28, 2010 among American Tire Distributors, Inc., American Tire Distributors Holdings, Inc., Am-Pac Tire Dist. Inc., as Subsidiary Guarantor, and The Bank of New York Mellon Trust Company, N.A., as trustee, in respect of the 11.50% Senior Subordinated Notes due 2018 (incorporated by reference to Exhibit 4.2 to American Tire Distributors Holdings, Inc.’s Form 8-K filed June 2, 2010).

Exhibit Number	Exhibit Title

4.3	Form of 11.50% Senior Subordinated Notes due 2018 (included in Exhibit 4.2).

4.4	Security Agreement, dated as of May 28, 2010, among American Tire Distributors, Inc. American Tire Distributors Holdings, Inc., Am-Pac Tire Dist. Inc. and the Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.4 to American Tire Distributors Holdings, Inc.’s Registration Statement on Form S-4 filed December 20, 2010).

4.5	Lien Subordination and Intercreditor Agreement, dated as of May 28, 2010, among American Tire Distributors, Inc., American Tire Distributors Holdings, Inc., Am-Pac Tire Dist. Inc., Bank of America, N.A. and the Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.5 to the American Tire Distributors Holdings, Inc.’s Registration Statement on Form S-4 filed December 20, 2010).

4.6	Intercreditor and Collateral Agency Agreement, dated as of May 28, 2010, among American Tire Distributors, Inc., American Tire Distributors Holdings, Inc. and the Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.6 to American Tire Distributors Holdings, Inc.’s Registration Statement on Form S-4 filed December 20, 2010).

4.7	Registration Rights Agreement, dated as of May 28, 2010, among American Tire Distributors, Inc., American Tire Distributors Holdings, Inc., Am-Pac Tire Dist. Inc. and Banc of America Securities LLC, Barclays Capital Inc., RBC Capital Markets Corporation and UBS Securities LLC (incorporated by reference to Exhibit 4.7 of American Tire Distributors Holdings, Inc.’s Registration Statement on Form S-4 filed December 20, 2010).

4.8	Sixth Supplemental Indenture, dated as of January 31, 2014, among American Tire Distributors, Inc., American Tire Distributors Holdings, Inc., Am-Pac Tire Dist. Inc., Tire Wholesalers, Inc., and The Bank of New York Mellon Trust Company, N.A., as trustee, in respect of the 11.50% Senior Subordinated Notes due 2018 (incorporated by reference to Exhibit 4.1 to American Tire Distributors Holdings, Inc.’s Form 10-Q filed on May 16, 2014).

4.9	Seventh Supplemental Indenture, dated as of January 31, 2014, among American Tire Distributors, Inc., American Tire Distributors Holdings, Inc., Am-Pac Tire Dist. Inc., Tire Wholesalers, Inc., and The Bank of New York Mellon Trust Company, N.A., as trustee, in respect of the 11.50% Senior Subordinated Notes due 2018 (incorporated by reference to Exhibit 4.2 to American Tire Distributors Holdings, Inc.’s Form 10-Q filed on May 16, 2014).

4.10**	Registration Rights Agreement, dated as of May 28, 2010, among ATD Corporation, TPG Accelerate V, L.P., TPG Accelerate VI, L.P. and the other stockholders party thereto.

5.1*	Opinion of Ropes & Gray LLP.

10.1	Sixth Amended and Restated Credit Agreement, dated as of November 30, 2012, among American Tire Distributors, Inc., ATD Acquisition Co. V Inc., American Tire Distributors Holdings, Inc., Am-Pac Tire Dist. Inc., Firestone of Denham Springs, Inc., Tire Wholesalers, Inc., ATD Acquisition Co. IV, Lenders party thereto and Bank of America, N.A. as Administrative and Collateral Agent and Lender.

10.2	First Amendment to Sixth Amended and Restated Credit Agreement, dated as of March 22, 2013, among American Tire Distributors, Inc., TriCan Tire Distributors Inc., American Tire Distributors Holdings, Inc., Am-Pac Tire Dist, Inc., Tire Wholesalers, Inc., Lenders party thereto and Bank of America, N.A. as Administrative and Collateral Agent and Lender (incorporated by reference to Exhibits 10.1 and 10.2 to American Tire Distributors Holdings, Inc.’s Form 10-Q filed May 10, 2013).

10.3**	Second Amendment to Sixth Amended and Restated Credit Agreement, dated as of January 31, 2014, among American Tire Distributors, Inc., Am-Pac Tire Dist. Inc., Trican Tire Distributors Inc., American Tire Distributors Holdings, Inc., Tire Wholesalers, Inc., Lenders party thereto and Bank of America, N.A. as Administrative and Collateral Agent and Lender.

Exhibit Number	Exhibit Title

10.4	Amended and Restated Pledge and Security Agreement, dated as of May 28, 2010, among American Tire Distributors, Inc., American Tire Distributors Holdings, Inc., Am-Pac Tire Dist. Inc. and the Bank of New York Mellon trust Company, N.A. (incorporated by reference to Exhibit 10.3 to American Tire Distributors Holdings, Inc.’s Registration Statement on Form S-4 filed December 20, 2010).

10.5	Second Amended and Restated Pledge and Security Agreement, dated as of November 30, 2012, among American Tire Distributors, Inc., Am-Pac Tire Dist. Inc., American Tire Distributors Holdings, Inc., Tire Wholesalers, Inc., Firestone of Denham Springs, Inc., d/b/a Consolidated Tire and Oil, ATD Acquisition Co. IV. and Bank of America, N.A. (incorporated by reference to Exhibit 10.3 to American Tire Distributors Holdings, Inc.’s Annual Report on Form 10-K filed March 11, 2013).

10.6	Canadian Pledge and Security Agreement, dated as of November 30, 2012, among ATD Acquisition Co. V Inc., Triwest Trading (Canada) Ltd. and Bank of America, N.A. (incorporated by reference to Exhibit 10.4 to American Tire Distributors Holdings, Inc.’s Annual Report on Form 10-K filed March 11, 2013).

10.7	Credit Agreement, dated as of March 28, 2014, among American Tire Distributors Holdings, Inc., American Tire Distributors, Inc., the guarantors from time to time party thereto, Bank of America, N.A., as administrative agent, and each lender from time to time party thereto.

10.8**	Security Agreement, dated as of March 28, 2014, among American Tire Distributors Holdings, Inc., American Tire Distributors, Inc., the subsidiary guarantors from time to time party thereto and Bank of America, N.A., as collateral agent.

10.9**	First Amendment to Credit Agreement, dated as of June 16, 2014, among American Tire Distributors Holdings, Inc., American Tire Distributors, Inc., the guarantors form time to time party thereto, Bank of America, N.A., as administrative agent, and each lender from time to time party thereto.

10.10**	Amended and Restated Management Equity Incentive Plan.

10.11	Form of Option Grant Agreement under the Amended and Restated Management Equity Incentive Plan for directors (incorporated by reference to Exhibit 10.5 to American Tire Distributors Holdings, Inc.’s Registration Statement on Form S-4 filed December 20, 2010).

10.12	Form of Option Grant Agreement under the Amended and Restated Management Equity Incentive Plan for certain employees (incorporated by reference to Exhibit 10.6 to American Tire Distributors Holdings, Inc.’s Registration Statement on Form S-4 filed December 20, 2010)

10.13	Non-Employee Director Restricted Stock Plan (incorporated by reference to Exhibit 10.7 to American Tire Distributors Holdings, Inc.’s Registration Statement on Form S-4 filed December 20, 2010).

10.14	Transaction and Monitoring Fee Letter Agreement, dated as of May 28, 2010, between American Tire Distributors, Inc. and TPG Capital, L.P. (incorporated by reference to Exhibit 10.9 to American Tire Distributors Holdings, Inc.’s Registration Statement on Form S-4 filed December 20, 2010).

10.15	Indemnification Agreement, dated as of May 28, 2010, among American Tire Distributors Holdings, Inc., American Tire Distributors, Inc., Am-Pac Tire Dist. Inc., Tire Pros Francorp and TPG Capital, L.P. (incorporated by reference to Exhibit 10.10 to American Tire Distributors Holdings, Inc.’s Registration Statement on Form S-4 filed December 20, 2010).

10.16	Executive Employment Agreement, dated as of March 31, 2005, between American Tire Distributors, Inc. and J. Michael Gaither (incorporated by reference to Exhibit 10.13 to American Tire Distributors Holdings, Inc.’s Registration Statement on Form S-4 filed December 20, 2010).

10.17	Executive Employment Agreement, dated as of March 31, 2005, between American Tire Distributors, Inc. and Phillip E. Marrett (incorporated by reference to Exhibit 10.14 to American Tire Distributors Holdings, Inc.’s Registration Statement on Form S-4 filed December 20, 2010).

Exhibit Number	Exhibit Title

10.18	Executive Employment Agreement, dated as of December 6, 2005, between American Tire Distributors, Inc. and David L. Dyckman (incorporated by reference to Exhibit 10.34 to American Tire Distributors Holdings, Inc.’s Annual Report Form 10-K filed March 31, 2006).

10.19	Amended and Restated Employment Agreement, dated as of April 6, 2009, between American Tire Distributors, Inc. and William E. Berry (incorporated by reference to Exhibit 10.1 to American Tire Distributors Holdings, Inc.’s Form 8-K filed June 3, 2009).

10.20	Employment Agreement, dated as of January 23, 2012, between American Tire Distributors, Inc. and Jason T. Yaudes (incorporated by reference to Exhibit 10.1 to American Tire Distributors Holdings, Inc.’s Form 8-K filed January 23, 2012).

10.21	Management Stockholders Agreement, dated as of June 15, 2010, among ATD Corporation and the stockholders named therein (incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form S-4 filed December 20, 2010).

10.22**	Form of Amended and Restated Stockholders Agreement by and among ATD Corporation, TPG Accelerate V, L.P. and TPG Accelerate VI, L.P.

10.23**	Form of Director Indemnification Agreement.

10.24*	Form of ATD Corporation 2014 Omnibus Incentive Plan.

10.25*	ATD Corporation Cash Incentive Plan.

21.1**	List of subsidiaries of ATD Corporation.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of PricewaterhouseCoopers LLP.

23.3	Consent of Plante & Moran, PLLC.

23.4	Consent of Deloitte LLP.

23.5	Consent of Kouri Berezan Heinrichs.

23.6	Consent of Collins Barrow Edmonton LLP.

23.7	Consent of Collins Barrow Edmonton LLP.

23.8	Consent of Collins Barrow Edmonton LLP.

23.9	Consent of Collins Barrow Edmonton LLP.

23.10	Consent of Collins Barrow Edmonton LLP.

23.11*	Consent of Ropes & Gray LLP (included in the opinion filed as Exhibit 5.1).

24.1**	Powers of Attorney.

*	To be filed by amendment.
**	Previously filed